

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Stock Code 股份代號: 1203


10016401

年報 Annual Report 2008

廣南(集團)有限公司
2008年年報

目錄

公司資料
（於2009年4月9日）

董事會

執行董事
梁　江（*主席*）
李　力（*副主席*）
譚云標（*總經理*）
宋咸權（*財務總監*）

非執行董事
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

宋咸權

註冊辦事處

香港
皇后大道東24–32號
金鐘滙中心22樓
電　　話：(852) 2828 3938
圖文傳真：(852) 2583 9288
網　　址：http://www.gdguangnan.com

核數師

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

主要往來銀行

香港上海滙豐銀行有限公司

中國工商銀行（亞洲）有限公司

中國工商銀行股份有限公司中山分行

中國銀行股份有限公司中山分行

中國建設銀行股份有限公司中山分行

中國農業銀行秦皇島分行

中國工商銀行股份有限公司秦皇島分行

股份過户登記處

香港中央證券登記有限公司

香港

灣仔

皇后大道東183號合和中心17樓

1712–1716室

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2009年6月3日至 2009年6月5日
股東週年大會	2009年6月5日
末期股息	每股1.5港仙
派發日期	2009年6月29日

財務摘要
(以港幣列示)



	2008年 **千元**	2007年 千元	變動
營業額	**2,979,868**	1,593,460	+87.0%
經營溢利	**167,287**	109,884	+52.2%
股東應佔溢利	**100,646**	183,809	−45.2%
每股基本盈利	**11.1仙**	20.3仙	−45.3%
每股股息			
中期	**2.0仙**	2.0仙	
建議末期	**1.5仙**	2.0仙	
	3.5仙	4.0仙	−12.5%
總資產	**2,682,846**	2,357,589	+13.8%
股東權益	**1,437,413**	1,301,504	+10.4%

主席報告

本人向各股東呈報，廣南(集團)有限公司(「本公司」)及其附屬公司(「本集團」)2008年綜合股東應佔溢利為100,646,000港元，較2007年的183,809,000港元下跌45.2%。每股基本盈利11.1港仙，較2007年的20.3港仙下跌45.3%。

股息

本公司董事會(「董事會」)建議派發2008年度末期股息每股1.5港仙。上述2008年度末期股息，如獲本公司股東於週年大會通過，將於2009年6月29日派發。

回顧

2008年綜合營業額2,979,868,000港元，較2007年的1,593,460,000港元大幅增長87.0%。經營溢利167,287,000港元，較2007年的109,884,000港元，大幅增長52.2%。年內，馬口鐵業務和鮮活食品業務均有理想的增長。

隨著位於秦皇島年產能25萬噸的馬口鐵廠於2008年2月建成投產，加上位於中山的馬口鐵廠年產能增至22萬噸，馬口鐵業務的總產能增加至目前的47萬噸馬口鐵和15萬噸基板，競爭實力得到進一步的增強。

2008年馬口鐵市場經歷了一個大起大落的過程。從年初起鐵礦石等原材料價格大幅提升從而引發鋼鐵價格在短期內急劇上漲，到了第4季度，金融海嘯波及，鋼鐵價格大幅下滑，造成了馬口鐵市場的大幅動盪。本集團通過靈活的市場策略和有效的成本控制，2008年馬口鐵業務的產銷量和營業額與2007年相比，均取得較大的增長。

鮮活食品業務方面，本集團已於2007年12月起成功開展內地輸入活豬經銷業務，成為新的增長點，2008年整體市場佔有率平均約為40%，為本集團帶來理想和較穩定的盈利貢獻。

受到全球金融海嘯的影響，香港寫字樓的價格於2008年第4季度普遍回落，2008年錄得投資物業估值虧損19,429,000港元(2007年:估值收益16,075,000港元)。另外，本年度並沒有非經營收入(2007年:40,021,000港元)。

GDH

前景

儘管2009年全球經濟尚難於短期內恢復景氣，惟在政府大力推動內需和刺激消費的政策下，中國在總體經濟表現將優於世界各國，市場信心也將加快恢復。本集團的馬口鐵業務正由2008年的高增長期轉入2009年的鞏固期。面對經濟大環境諸多不明朗因素帶來的挑戰，我們將繼續專注各種成本控制，提升產品質量，開發新的產品、品種，提升市場佔有率，並維持充裕的資金周轉能力。憑著我們穩健的財務狀況，加上活豬代理經銷業務亦正在不斷成長，2009年經營業績可望保持平穩，並為新一輪的發展奠定基礎。

最後，本人藉此機會代表董事會謹向過去一年給予本集團大力支持的廣大投資者，以及為本集團的發展而努力工作的管理層及全體員工致以衷心的感謝。

主席
梁江

香港，2009年4月9日

業務回顧

馬口鐵業務

中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)為本公司之全資附屬公司，而本公司持有中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的66%權益，株式會社POSCO佔34%。

2008年，本集團生產馬口鐵304,225噸，較2007年增長62.5%，其中中粵馬口鐵和中粵浦項分別生產194,484噸和109,741噸。兩廠全年共銷售292,398噸馬口鐵，較2007年增長48.0%。馬口鐵業務營業額2,750,900,000港元，較2007年增加1,300,775,000港元，增幅89.7%；經營溢利67,762,000港元，較2007年下降8,687,000港元，跌幅11.4%。

年初鐵礦石等原材料價格大幅提升而引發鋼鐵價格在短期內急劇上漲，直至2008年第4季度，全球各類原材料價格大幅下滑，本集團馬口鐵產品的銷售量和售價均跟隨整體市場需求大幅回落。為此，管理層就存貨作出50,041,000港元(2007年：零港元)的降值準備，導致馬口鐵業務的經營溢利較2007年下跌。

隨著中粵浦項的馬口鐵廠於2008年2月建成投產，本集團成功抓住市場難得的時機，出口量明顯增加，加上中粵馬口鐵的基板廠產品質量亦不斷提升，南北兩廠發揮地緣物流的優勢，透過資源互補產生協同效應，令馬口鐵業務的產銷量、營業額均錄得較大的增長。2009年，馬口鐵業務將進入鞏固期，本集團將繼續努力拓寬採購渠道，積極降低成本，不斷提高產品質量，充分發揮現有產能，確立競爭優勢；制定更加貼近市場的營銷策略，擴大內銷份額，發展海外市場，增加產品銷量；加強制度建設和員工隊伍建設，提升管理水平，夯實企業基礎，為未來的盈利創造更為廣闊的空間。

鮮活食品業務

廣南行有限公司(「廣南行」)為本公司之全資附屬公司，而廣南行持有廣南生豬貿易有限公司的51%權益。

2008年，鮮活食品業務取得營業額203,626,000港元，較2007年增加86,469,000港元，增長73.8%。實現經營溢利76,808,000港元，較2007年的21,213,000港元，大幅增長262.1%。增長主要來自2007年12月起開展的活豬經銷業務。縱使面對市場競爭加劇和銷售欄位不足，以及因香港政府於2008年7月宣布接受活家禽零售商交還牌照的安排而對活家禽代理業務的影響，但憑藉經營團隊的拼搏進取和具優勢供應商的鼎力支持，使此業務得以健康發展。

物業租賃業務

本集團之租賃物業主要包括中山市山海實業有限公司的工業廠房、員工宿舍及香港的寫字樓物業。

2008年，本集團之物業租賃業務錄得總收入為25,342,000港元，收入較2007年減少3.2%，實現經營溢利14,509,000港元，較2007年減少13.5%。此外，香港寫字樓的價格於2008年第4季度普遍回落，2008年投資物業估值虧損19,429,000港元（2007年：估值收益16,075,000港元）已計入本集團之綜合損益表內。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司於2008年的主要產品玉米澱粉銷量402,529噸，較2007年增加2.1%；營業額1,512,791,000港元，較2007年增加17.9%；股東應佔溢利41,751,000港元，較2007年減少10,327,000港元或19.8%。

財務狀況

於2008年12月31日，本集團總資產為2,682,846,000港元，而總負債為1,132,652,000港元，分別較2007年年底增加325,257,000港元及164,310,000港元。流動資產淨值由2007年年底的62,478,000港元增加至479,403,000港元，而流動比率（流動資產除以流動負債）較2007年年底的1.07增加至1.68。

流動資金及財務資源

於2008年12月31日，本集團現金及現金等價物結餘為428,009,000港元（包括已抵押銀行結餘37,566,000港元），其中相等於218,894,000港元的貨幣為人民幣，相等於74,791,000港元的貨幣為美元，其餘為港元，較2007年年底現金及現金等價物結餘增加191.1%。

於2008年12月31日，本集團之借款包括1）銀行借款共589,564,000港元（2007年：503,428,000港元），其中85,043,000港元（2007年：281,720,000港元）為無抵押，零港元（2007年：168,988,000港元）為以應收票據作抵押，480,000,000港元（2007年：零港元）為以香港的投資物業作抵押，和24,521,000港元（2007年：52,720,000港元）為以24,515,000港元（2007年：50,571,000港元）的銀行存款作抵押；2）直接控股公司借款10,000,000港元（2007年：21,216,000港元）；及3）少數股東借款2,940,000港元（2007年：零港元）。本集團之借款，其中32.8%（2007年：84.7%）須於1年內償還，其餘須於3年內償還。除少數股東借款為免息外，所有借款年利率介乎0.90%至11.94%之間（2007年：2.10%至6.72%）。本集團有93.8%的借款是由本集團一間附屬公司及本公司提供擔保，同時有4.8%的借款是由本集團一間非全資附屬公司的少數股東向本集團提供反擔保。

於2008年12月31日，本集團的負債比率（即按本集團借款淨額（即借款減現金及現金等價物）除以本公司股權持有人應佔權益總額計算）為12.1%（2007年：29.0%），比率減少主要是由於2008年經營業務產生的現金流入淨額較大。

於2008年12月31日，本集團的銀行信貸額為774,956,000港元，其中已使用的銀行信貸額為513,436,000港元，尚未動用的銀行信貸額為261,520,000港元。本集團有61.9%的銀行信貸額由本公司提供擔保，並以位於香港的投資物業作抵押品，另有2.2%的銀行信貸額由本公司一間附屬公司提供擔保，同時有0.7%的銀行信貸額由本集團一間非全資附屬公司的少數股東向本集團提供反擔保。有關本集團現時的現金資源及可動用信貸額，加上本集團的經營業務產生穩定的現金流，足以滿足本集團履行其債務責任及業務經營所需。

於2008年1月25日，本集團與中國工商銀行(亞洲)有限公司及香港上海滙豐銀行有限公司訂立了融資協議(「貸款協議」)。根據該貸款協議，本集團可獲取為期3年的480,000,000港元有抵押貸款，其中160,000,000港元已於2009年2月償還。此貸款為浮動利率貸款，年利率為香港銀行同業拆息加0.6%，用作為本集團一般企業融資需求撥充資金。是次貸款不但為本集團提供較低成本的流動資金，而且創造了條件，令本集團抓住資金市場的機遇，包括年內人民幣的升值。扣除對沖成本後，2008年賺取了淨匯兑收益35,377,000港元。

資本開支

本集團2008年的資本開支為100,333,000港元(2007年：415,375,000港元)，隨著中粵浦項的馬口鐵廠於2008年2月投產使用，2008年的資本開支較2007年大幅減少。預計2009年的資本開支將約為30,000,000港元。

資產抵押

於2008年12月31日，本集團以賬面總值123,477,000港元(2007年：224,888,000港元)的若干資產作為抵押，以便本集團取得借款及銀行信貸額。

外匯及利率風險

本集團的業務主要在中國和香港。年內，港幣兑美元的匯率相對穩定，並未對本集團構成重大的外匯風險；至於人民幣兑美元之匯率波動所產生的影響，由於本集團之大部分銷售和採購主要以人民幣及美元結算，本集團並未面對重大的外匯風險。

本集團之借貸主要以浮動利率計算，管理層會留意利率變動情況。就難以預料之匯率波動，本集團將於有需要時使用對沖工具作出對沖。於2008年12月31日，本集團有若干外幣借款3,144,000美元（相等於24,521,000港元）（2007年：3,022,000美元及416,371,000日元（總金額相等於52,720,000港元））以遠期外匯合同作對沖。此外，於2008年12月31日，本集團訂立了114,240,000港元及33,500,000美元（總金額相等於375,540,000港元）（2007年：零港元）的遠期外匯合同作為對沖與本集團某些國內附屬公司流動資金融資有關的外匯風險。除上述外，其他借款均以相關公司的功能貨幣提取借款。

員工及薪酬政策

截至2008年12月31日止，本集團全職僱員人數共1,172名，比2007年年底增加130名。其中81名在香港及1,091名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。2008年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行花紅激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同利潤檔次的比例計提花紅，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦於2008年12月採納了新的購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

董事簡歷

執行董事

梁江先生，56歲，於2002年1月獲委任為本公司主席兼執行董事，現時亦擔任三間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)、中山市山海實業有限公司(「山海實業」)及中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)董事長。彼亦為粵海控股集團有限公司(「香港粵海」)常務董事。於2009年2月，梁先生獲委任為廣東粵海控股有限公司(「粵海控股」)副總經理。香港粵海及粵海控股分別為本公司的直接控股股東及最終控股股東。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記及高明市市委書記。梁先生於1997年10月至2000年3月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，彼曾任粵海資產管理有限公司(「粵海資產」)董事長及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為香港粵海的附屬公司。

李力先生，53歲，於2008年1月獲委任為本公司執行董事兼副主席，現時亦擔任附屬公司廣南行有限公司董事長。於2000年5月至2002年7月，李先生曾擔任本公司常務副主席。李先生於中國中山大學及中國華南師範大學專科畢業。彼曾在廣東省對外經濟貿易委員會工作，亦曾擔任廣東省對外經濟貿易委員會經貿管理處副處長。自1998年9月起，李先生出任澳門南粵食品水產有限公司(「南粵食品」)及澳門南粵鮮活商品批發市場有限公司(「南粵鮮活商品」)總經理。李先生現為南粵食品、南粵鮮活商品及南粵聯豐貿易有限公司董事長，該三間公司均為香港粵海的間接全資附屬公司。

譚云標先生，44歲，於2004年2月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於1984年至1988年期間在中國中山市政府工作。譚先生於1988年起加入山海實業及中粵馬口鐵，於1997年擢升為董事兼副總經理，並於2001年起擔任該兩間公司董事兼總經理。現時亦擔任中粵浦項的董事。

宋咸權先生，35歲，於2008年4月獲委任為本公司執行董事兼財務總監。彼亦於2008年6月獲委任為本公司之公司秘書。宋先生畢業於香港大學，持有工商管理學士學位，在核數、會計和企業重組等方面擁有逾13年經驗。彼為香港會計師公會和英國特許公認會計師公會資深會員，及香港特許秘書公會和英國特許秘書及行政人員公會會員。宋先生曾於一間主要國際會計師行任職逾10年。在加入本公司前，宋先生擔任粵海投資有限公司(「粵海投資」)助理財務總監。

GDH

非執行董事

黃小峰先生，50歲，於2008年10月獲委任為本公司非執行董事。黃先生畢業於中國華南師範大學，持有歷史學學士學位。黃先生於1987年至1999年期間在廣東省委辦公廳曾擔任不同職務。1999年至2003年先後任廣州市委辦公廳副主任及廣州市委副秘書長。2003年至2008年先後任廣東省政府辦公廳副主任及廣東省政府副秘書長。黃先生於2008年4月獲委任為粵海控股董事及副總經理，之後再獲委任為香港粵海常務董事及副總經理，並於2009年2月出任為粵海控股及香港粵海總經理。彼亦於2008年6月及10月分別獲委任為粵海投資及Kingway Brewery Holdings Limited（金威啤酒集團有限公司）（「金威啤酒」）非執行董事。粵海投資及金威啤酒均為本公司之同系附屬公司。粵海投資及金威啤酒之普通股於香港聯合交易所有限公司上市。

羅蕃郁先生，53歲，於2000年5月獲委任為本公司非執行董事，現為香港粵海董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於1987年加入粵海企業（集團）有限公司（「粵海企業」），負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

侯卓冰小姐，48歲，於2006年8月獲委任為本公司非執行董事，現時亦擔任中粵浦項的董事。彼於2000年5月至2002年7月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於1988年加入粵海企業財務部，於2000年8月至2002年7月曾擔任香港粵海財務部總經理。其後，侯小姐出任廣東天河城（集團）股份有限公司董事兼財務總監，直至2006年7月起分別出任粵海控股及香港粵海財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON先生，65歲，於1999年6月獲委任為本公司獨立非執行董事。直至1996年年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，自1997年起，先後擔任香港、印尼及澳洲多間上市公司的非執行董事。彼於2000年4月7日起獲委任為Oriental Technologies Investment Limited之董事長及審核委員會主席。該公司在澳洲證券交易所上市。McMahon先生於2008年11月28日退任香港上市公司紀翰集團有限公司的非執行董事及審核委員會成員。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，63歲，於1999年6月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。彼現為策略發展委員會政制發展專題小組委員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。彼為廉政公署貪污問題諮詢委員會委員之職務任期於2008年12月31日屆滿。

李嘉強先生，55歲，於1999年6月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

高級管理人員

本公司執行董事梁江先生、李力先生、譚云標先生及宋咸權先生為本公司之高級管理人員。

廣南（集團）有限公司（「本公司」）董事（「董事」）提呈彼等之報告連同本公司及其附屬公司（「本集團」）截至2008年12月31日止年度之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、物業發展及租賃、鮮活食品代理與經銷及食品貿易。本集團主要在香港及中國內地經營業務。

年內，本集團按主要業務之營業額分析，以及按業務和地區分類之經營業績分析，分別載於財務報表附註2及12。

業績及股息

本集團截至2008年12月31日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於財務報表第40至121頁。

中期股息每股2.0港仙（2007年：2.0港仙）已於2008年10月20日派發，董事建議就截至2008年12月31日止年度派發末期股息每股1.5港仙（2007年：2.0港仙）。

建議之末期股息（如在本公司2009年股東週年大會上獲得通過）預期將於2009年6月29日派付予於2009年6月5日名列於本公司股東名冊之股東。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註13(a)及13(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於2008年12月31日之詳情分別載列於財務報表附註34及36。

借貸及利息資本化

本集團及本公司之借貸詳情載列於財務報表附註23。年內本集團將利息開支981,000港元（2007年：1,057,000港元）資本化。

股本

本公司之股本詳情載列於財務報表附註25(c)。

儲備

本公司股東應佔派息前綜合溢利為100,646,000港元（2007年：183,809,000港元）已轉撥儲備。年內本集團及本公司之其他儲備變動情況分別載列於財務報表附註25(a)及25(b)。

退休福利計劃

本集團之退休福利計劃詳情載列於財務報表附註29。

主要客户及供應商

截至2008年12月31日止年度向最大客戶之銷售額佔本集團總銷售額20.4%，而向首五大客戶之銷售額合共佔本集團全年總銷售額31.2%。

截至2008年12月31日止年度向最大供應商之採購額佔本集團總採購額（不包括具資本性質之採購）29.3%，而向首五大供應商之採購額合共佔本集團全年總採購額57.2%。

本集團最大客戶及供應商為株式會社POSCO（「POSCO」）及其附屬公司。POSCO為中粵浦項（秦皇島）馬口鐵工業有限公司（本集團擁有66%權益的附屬公司）的少數股東，進一步詳情載列於第122及123頁「根據香港聯合交易所有限公司證券上市規則披露之交易」內的第1項。

於年內任何時間，本公司董事、彼等之聯繫人士或任何股東（據董事所知擁有本公司股本5%以上者）概無於該等主要客戶及供應商中擁有任何權益。

慈善捐款

年內，本集團的慈善捐款為112,000港元（2007年：103,000港元）。

物業

本公司之主要物業詳情載列於第124頁。

財務概要

本集團截至2008年12月31日止過去五個年度之業績、資產及負債概要載列於第125及126頁。

董事

年內及截至本報告日期止，本公司之董事為：

執行董事
梁江
李力*（於2008年1月7日獲委任）*
譚云標
宋咸權*（於2008年4月17日獲委任）*
曾翰南*（於2008年4月17日辭任）*

非執行董事
黃小峰*（於2008年10月29日獲委任）*
趙雷力*（於2008年9月12日辭任）*
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

本公司已接獲獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生發出有關彼等獨立性之確認，本公司及其提名委員會認為各獨立非執行董事均為獨立人士。

退任及重選之董事

根據本公司之組織章程細則第101條，譚云標先生、Gerard Joseph McMahon先生及李嘉強先生將於應屆股東週年大會上輪值退任，彼等符合資格並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於2008年12月31日，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊中；或(iii)根據於聯交所證券上市規則(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)知會本公司及聯交所如下：

於本公司之權益及淡倉

(A) *於普通股的權益*

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
梁江	個人	380,000	好倉	0.042%
李力	個人	1,577,000	好倉	0.174%
Gerard Joseph McMahon	個人	100,000	好倉	0.011%
譚惠珠	個人	200,000	好倉	0.022%

附註：　持有權益百分比約數乃按於2008年12月31日本公司之已發行股份905,603,285股普通股為計算基準。

(B) 於普通股購股權之權益（好倉）

(i) *於2001年8月24日及2004年6月11日採納之股票期權計劃（「2001年及2004年股票期權計劃」）*

董事姓名	購股權數目 於2008年1月1日	 於年內授出	 於年內行使	 於年內註銷／失效	 於2008年12月31日	購股權授出日期#	授出購股權之總代價	購股權行使期（包括首尾兩日）##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
						（日.月.年）	港元	（日.月.年）	港元（每股）	港元（每股）	港元（每股）
梁　江	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
譚云標	1,500,000	—	—	—	1,500,000	06.02.2004###	10	06.05.2004至05.05.2009	1.582	0.155	—
	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
羅蕃郁	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
Gerard Joseph McMahon	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
李嘉強	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—

2001年及2004年股票期權計劃之附註：

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。*

\## *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前之營業日的營業時間結束時終止。*

\### *於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。*

(ii) *於2008年12月29日採納之股票期權計劃（「2008年股票期權計劃」）*

董事姓名	購股權數目 於2008年1月1日	 於年內授出	 於年內行使	 於年內註銷／失效	 於2008年12月31日	購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
						（日.月.年）	港元	港元（每股）	港元（每股）	港元（每股）
梁　江	—	2,150,000	—	—	2,150,000	30.12.2008	—	0.75	0.74	—
李　力	—	1,200,000	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
譚云標	—	1,200,000	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
侯卓冰	—	1,000,000	—	—	1,000,000	30.12.2008	—	0.75	0.74	—
宋咸權	—	900,000	—	—	900,000	30.12.2008	—	0.75	0.74	—

2008年股票期權計劃之附註：

(a) *所有於年內根據2008年股票期權計劃授出的購股權之購股權期限為自授出日期起計5.5年內有效。*

(b) *任何於年內根據2008年股票期權計劃授出的購股權只於已歸屬後在購股權期限內行使。*

(c) *以下為於年內根據2008年股票期權計劃授出的購股權之一般歸屬比例：*

日期	歸屬比例
授出期權日期後兩年當日	40%
授出期權日期後三年當日	30%
授出期權日期後四年當日	10%
授出期權日期後五年當日	20%

(d) *任何於年內根據2008年股票期權計劃授出之購股權的歸屬亦取決於能否達成董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。*

(e) *以下為於年內根據2008年股票期權計劃授出的購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已行權或已失效之百分比)：*

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日或之前	10%
授出購股權日期後一年當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

(iii) *年內未行使之購股權的變動表之附註：*

* *如進行供股或派發紅股或本公司股本有其他類似變動，購股權之行使價須予調整。*

** *本公司普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。*

本公司普通股於「緊接行使日期前」所披露之價格指所有董事及其他參與者行使購股權前一天股份在聯交所之加權平均收市價。

於粵海投資有限公司的權益及淡倉

(A) *於普通股的權益*

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
侯卓冰	個人	32,000	好倉	0.001%

附註：持有權益百分比約數乃按於2008年12月31日粵海投資有限公司(「粵海投資」)之已發行股份6,161,388,071股普通股為計算基準。

(B) *於普通股購股權之權益(好倉)*

董事姓名	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價△	緊接授出日期前之普通股價格△△	緊接行使日期前之普通股價格△△
	於2008年1月1日	於年內授出	於年內行使	於年內註銷／失效	於2008年12月31日					
						(日.月.年)	*港元*	*港元(每股)*	*港元(每股)*	*港元(每股)*
黃小峰	—	5,700,000	—	—	5,700,000	24.10.2008	—	1.88	1.73	—

粵海投資於2008年10月24日採納之股票期權計劃(「粵海投資期權計劃」)附註：

(a) 所有於年內根據粵海投資期權計劃授出的購股權之購股權期限為自授出日期起計5.5年內有效。

(b) 任何於年內根據粵海投資期權計劃授出的購股權只於已歸屬後在購股權期限內行使。

(c) 以下為於年內根據粵海投資期權計劃授出的購股權之一般歸屬比例:

日期	*歸屬比例*
授出期權日期後兩年當日	*40%*
授出期權日期後三年當日	*30%*
授出期權日期後四年當日	*10%*
授出期權日期後五年當日	*20%*

(d) 任何於年內根據粵海投資期權計劃授出之購股權的歸屬亦取決於能否達成粵海投資之董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。

(e) *以下為於年內根據粵海投資期權計劃授出的購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士（減去根據一般歸屬比例已行權或已失效之百分比）：*

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日或之前	10%
授出購股權日期後一年當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

△ *如進行供股或派發紅股或粵海投資之股本有其他類似變動，購股權之行使價須予調整。*

△△ *粵海投資之普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。*

粵海投資之普通股於「緊接行使日期前」所披露之價格指所有董事及其他參與者行使購股權前一天股份在聯交所之加權平均收市價。

於金威啤酒集團有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				（附註）
羅蕃郁	個人	86,444	好倉	0.005%

附註： *持有權益百分比約數乃按於2008年12月31日金威啤酒集團有限公司之已發行股份1,711,536,850股普通股為計算基準。*

於粵海制革有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				（附註）
羅蕃郁	個人	70,000	好倉	0.013%

附註： *持有權益百分比約數乃按於2008年12月31日粵海制革有限公司之已發行股份537,504,000股普通股為計算基準。*

除上文所披露者及由董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於2008年12月31日，本公司董事或最高行政人員概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例董事或最高行政人員被當作或視為擁有之權益或淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

本公司之股票期權計劃

於2004年6月11日，本公司採納2004年股票期權計劃及終止2001年股票期權計劃。在終止2001年股票期權計劃前已授出的購股權仍然有效直至失效為止。

於2008年12月29日，本公司終止2004年股票期權計劃，並採納2008年股票期權計劃。於2004年股票期權計劃終止後，將不再授出購股權，惟其任何條文仍然全面有效，在2004年股票期權計劃終止前已授出的所有現有購股權應繼續有效，並可根據2004年股票期權計劃行使。

2001年股票期權計劃

根據2001年股票期權計劃，該計劃之購股權之行使價乃由董事酌情釐定，惟不可低於以下所述之較高者：(i)本公司股份之面值；及(ii)股份緊接購股權授出該日前連續5個交易日於聯交所報價表所載之平均每股收市價80%。

根據2001年股票期權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據2001年股票期權計劃授出之購股權可由購股權承授人於授出日期起計21日內以書面接納及向本公司支付港幣10元總代價。根據2001年股票期權計劃授出之購股權可於緊隨授出日期後3個月期屆滿日之營業日起計5年期內行使，並於該5年期之最後一個營業日之營業時間結束時屆滿。

2004年股票期權計劃

本公司設立2004年股票期權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。2004年股票期權計劃之合資格參與者包括本公司之董事(包括非執行董事及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，2004年股票期權計劃之有效期由2004年6月25日起計10年內有效。

因根據2004年股票期權計劃及本公司任何其他股票期權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其不時已發行股份之30%。因根據2004年股票期權計劃及本公司任何其他股票期權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納2004年股票期權計劃日期已發行股份之10%，但本公司可尋求股東於股東大會批准更新2004年股票期權計劃之10%限額。

於授出日期前12個月期間內已授予及將授予任何一位合資格參與者之購股權（包括已行使及尚未行使之購股權）獲行使而已發行及將發行之股份總數不得超過本公司於授出日期已發行股份之1%。如進一步授出超過該限額之購股權須獲股東於本公司股東大會批准。

根據2004年股票期權計劃授出之購股權可於授出日期起計14日內接納，承授人須支付代價1港元。購股權之行使期由董事決定，於一段歸屬期過後展開，並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事釐定，惟最少必須為以下之最高者：(i)本公司股份在授出購股權日（該日必須是營業日）根據聯交所每日報價表之收市價；(ii)本公司股份在緊接授出購股權日期前5個交易日根據聯交所每日報價表之平均收市價；及(iii)本公司股份之面值。

年內，根據2001年股票期權計劃已授出的購股權當中，有3,000,000份購股權被註銷，並無購股權獲行使。

年內，根據2004年股票期權計劃已授出的購股權當中，有1,700,000份購股權已告失效及有3,200,000份購股權被註銷，本公司並無授出購股權，以及並無購股權獲行使。

截至2008年12月31日，本公司尚未行使的購股權可分別根據2001年及2004年股票期權計劃認購1,500,000股和5,050,000股本公司普通股股份，佔本公司於本報告日期之已發行股份約0.723%。

2008年股票期權計劃

2008年股票期權計劃旨在激勵經選定的僱員、行政人員及董事為本集團作出貢獻，並為本公司提供靈活途徑，以挽留、激勵、獎勵、酬賞、補償該等僱員、行政人員及董事及／或向該等僱員、行政人員及董事提供福利，或作本公司董事會（「董事會」）可能不時批准之其他用途。2008年股票期權計劃的合資格人士包括本集團成員公司之僱員、行政人員或董事。除非另行終止或修訂，2008年股票期權計劃之有效期由2008年12月29日起計10年內有效。

於行使根據2008年股票期權計劃及本公司任何其他計劃授出之所有購股權（不包括任何已失效之購股權）時，可發行之普通股股份總數合共不得超過於採納2008年股票期權計劃當日本公司已發行普通股股份之10%。

於截至購股權要約日期（包括該日）止12個月期間內，根據2008年股票期權計劃已授予及將授予每一位合資格人士之購股權（包括已行使及尚未行使之購股權）獲行使，而已發行及將發行之普通股股份總數不得超過該要約日期已發行普通股股份之1%。根據2008年股票期權計劃進一步授出超過限額之購股權須獲股東於本公司股東大會批准。

根據2008年股票期權計劃向董事或本公司最高行政人員或彼等各自之聯繫人士授出購股權，均須獲本公司之獨立非執行董事批准。此外，倘向本公司獨立非執行董事或彼等各自之任何聯繫人士授出購股權，而導致因行使於截至有關授出日期（包括該日）止12個月期間內根據2008年股票期權計劃已經或將會向該名人士授出之所有購股權（包括已行使、已註銷或未行使之購股權）而已發行或將發行之普通股股份：(i)合共佔已發行普通股股份0.1%以上；及(ii)總值合共超過5,000,000港元（根據授出日期普通股股份之收市價計算），董事會授出該等購股權必須獲股東在股東大會上批准。

承授人可於董事會規定之期間內接納2008年股票期權計劃之購股權授出要約，惟不可遲於該要約日期起計的14日內。所有購股權根據2008年股票期權計劃於授出時為未歸屬購股權，而倘承授人繼續為合資格人士，未歸屬購股權將根據有關授出要約列明的歸屬時間表歸屬於承授人。根據2008年股票期權計劃及有關購股權授出要約的規則，已歸屬購股權可根據規則之條款於董事會釐定及通知各承授人的期間內任何時間行使，該期間可於購股權授出日期起計兩年當日開始，惟無論如何將不遲於上述授出日期起計10年結束。任何購股權根據2008年股票期權計劃之行使可能會取決於能否達成表現目標，而董事會可於授出相關購股權時根據個別情況全權酌情決定有關表現目標，並於該購股權之授出要約內列明。

2008年股票期權計劃之購股權行使價將由董事會釐定，惟不得低於下列最高者：(i)普通股股份於授出日期按聯交所每日報價表所報之收市價；(ii)普通股股份在緊接授出日期前5個營業日按聯交所每日報價表所報之平均收市價；及(iii)普通股股份面值。

尚未行使之購股權將不能享有任何股息（包括於本公司清盤時作出之分派），亦不可行使任何投票權。

截至2008年12月31日止年內,本公司根據2008年股票期權計劃已授出9,050,000股購股權當中,沒有購股權獲行使、失效或註銷。

於2008年12月31日,根據2008年股票期權計劃本公司有9,050,000股購股權仍未行使,佔當日已發行普通股股份約1%。在現時本公司資本架構下,未行使的購股權若全部行使,將導致額外發行9,050,000股普通股,增加股本4,525,000港元及股份溢價2,262,500港元(未扣除發行開支前)。

因根據2008年股票期權計劃行使未授出的購股權而可能發行之普通股股份數目為74,960,328(根據2001年及2004年股票期權計劃和2008年股票期權計劃已授出但未行使之購股權的普通股不計算在內),佔本公司於本報告日期之已發行普通股股份的8.28%。

於2008年12月31日,除載於第17及18頁「於普通股購股權之權益(好倉)」所披露者外,本公司若干僱員及其他參與者擁有根據2001年及2004年股票期權計劃和2008年股票期權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。有關進一步詳情載於財務報表附註24。

(i) *2001年及2004年股票期權計劃*

	購股權數目										
類別	於2008年 1月1日	於年內 授出	於年內 行使	於年內 註銷/失效	於2008年 12月31日	購股權 授出日期#	授出 購股權 之總代價	購股權 行使期 (包括首尾 兩日)##	購股權 行使價*	緊接授出 日期前之 普通股價格**	緊接行使 日期前之 普通股價格**
						(日.月.年)	港元	(日.月.年)	港元 (每股)	港元 (每股)	港元 (每股)
僱員及 其他 參與者	3,000,000	—	—	3,000,000	—	06.02.2004###	10	06.05.2004 to 05.05.2009	1.582	0.155	—
	5,350,000	—	—	4,900,000	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

2001年及2004年股票期權計劃之附註:

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於緊接該日前之營業日的營業時間結束時終止。*

\### *於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。*

GDH

(ii) *2008年股票期權計劃*

類別	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2008年1月1日	於年內授出	於年內行使	於年內註銷／失效	於2008年12月31日	(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
僱員	—	2,600,000	—	—	2,600,000	30.12.2008	—	0.75	0.74	—

2008年股票期權計劃之附註載於本報告第17及18頁「董事於股份、相關股份及債券之權益及淡倉」一節。

(iii) 按2001年及2004年股票期權計劃和2008年股票期權計劃，年內未行使之購股權的變動表之附註載於本報告第18頁「董事於股份、相關股份及債券之權益及淡倉」一節中「(iii)年內未行使之購股權的變動表之附註」。

(iv) 在評估於年內授出之購股權的理論總值時，已採用二項式點陣法模式。

截至2008年12月31日止年度授出的購股權：

授出日期：　30.12.2008
行使價：　每股0.75港元

歸屬期	**行使期**	**於2008年12月30日授出之購股權數目**	**於2008年12月30日購股權價值**
(日.月.年)	*(日.月.年)*		*港元* *(附註(b))*
30.12.2008至29.12.2010	30.12.2010至29.06.2014	3,620,000	809,794.00
30.12.2008至29.12.2011	30.12.2011至29.06.2014	2,715,000	610,603.50
30.12.2008至29.12.2012	30.12.2012至29.06.2014	905,000	203,896.50
30.12.2008至29.12.2013	30.12.2013至29.06.2014	1,810,000	407,793.00

附註：

(a)　本公司普通股股份於購股權授出日之前一日的收市價為0.74港元。

(b) *按照二項式點陣法模式△及採用以下之假設及數據計算，購股權於2008年12月30日（即購股權授出之日）約值2,032,087港元：*

無風險利率：	*1.194%，為2008年12月30日交易的5年期外匯基金票據的大約孳息*
預期波幅：	*47.22%，為本公司普通股股份自2003年7月2日至2008年12月30日的收市價的年波幅率*
預期股息率：	*5.41%，為本公司普通股股份自2007年1月1日至2007年12月31日的大約孳息率*
購股權的預期有效年期：	*5.5年*
假設：	*購股權於有效期內的預期波幅與本公司普通股股價於2003年7月2日至2008年12月30日期內之過往波幅並沒有重大分別。*

(c) *有關股票期權在到期前遭沒收的處理方法載於財務報表附註1(p)(ii)。*

△ *二項式點陣法模式（「此模式」）為眾多購股權定價模式中的一種用以估計購股權公允的價值。務須注意，此模式需要加入高度主觀之假設，包括股價波幅。由於所加入之主觀假設之變動可重大影響公允價值的估計，董事認為此模式所計算的公允價值不應被詮釋為購股權之市值或實際價值。*

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或任何其附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之權益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大權益。

董事於競爭性業務之權益

年內，董事黃小峰先生和趙雷力先生均為廣東粵海控股有限公司（「粵海控股」）及粵海控股集團有限公司（「香港粵海」）之董事。董事梁江先生及羅蕃郁先生亦為香港粵海之董事。香港粵海為粵海控股之全資附屬公司。粵海控股及其附屬公司（本集團除外）（「粵海控股集團」）擁有多元化之業務權益，其中包括經銷鮮活食品、物業發展及物業租賃。粵海控股集團及本集團均從事經銷鮮活食品及物業租賃業務。然而，董事並不認為粵海控股集團之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

董事李力先生亦為澳門南粵鮮活商品批發市場有限公司、澳門南粵食品水產有限公司及南粵聯豐貿易有限公司之董事兼董事長。該三間公司之業務為於澳門經營及管理一個鮮活食品批發市場及於澳門經銷鮮活食品。由於上述三間公司均在澳門經營業務，董事並不認為該三間公司之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士(定義見上市規則)於與本集團業務競爭或可能競爭之任何業務中擁有任何其他擁益。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第122及123頁。

主要股東

於2008年12月31日，就本公司任何董事或最高行政人員所知，以下人士(本公司董事或最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中之權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	佔已發行股本概約百分比
廣東粵海控股有限公司（「粵海控股」）*（附註）*	537,198,868	好倉	59.32%
粵海控股集團有限公司（「香港粵海」）	537,198,868	好倉	59.32%

附註：　粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。

除上文所披露者外，於2008年12月31日，概無任何人士(本公司董事或最高行政人員除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第122及123頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與香港粵海（本公司之控股股東）及其附屬公司已簽訂下列重大合約。

於2002年3月25日，本公司之全資附屬公司中粵材料有限公司與香港粵海之全資附屬公司Richway Resources Limited（「Richway」）就Richway提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。於2008年12月31日，尚未償還金額為人民幣25,000,000元。

於2007年4月11日，本公司與香港粵海訂立借款協議，據此，香港粵海同意提供不超過200,000,000港元之借款予本公司，該筆借款乃按一般（或更佳）的商業條款借出及無抵押，並於2008年12月31日期滿。於2007年，本公司向粵海控股借款21,216,000港元。本公司已於2008年12月還款11,216,000港元，並與粵海控股於2008年12月22日訂立了貸款展期協議展期貸款10,000,000港元。該展期貸款乃按一般商業條款借出及無抵押，並於2009年6月30日還款。於2008年12月31日，尚未償還本金額為10,000,000港元。有關進一步詳情載於財務報表附註23(b)。

購買、出售或贖回上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告日期為止，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

審閱年度業績

本集團截至2008年12月31日止年度之業績，已由本公司之審核委員會審閱。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命

主席
梁江

香港，2009年4月9日

本集團明白達致及監察高水平的企業管治之重要性，以配合其業務需求和規定以及符合所有股東的最佳利益，並且致力進行有關工作。同時，本集團視執行香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之《企業管治常規守則》(「企業管治守則」)為目標。

本公司之董事(「董事」)認為，本公司於截至2008年12月31日止年度已遵守企業管治守則之條文。

董事進行之證券交易

本公司採納上市規則附錄10所載之《上市公司董事進行證券交易的標準守則》(「標準守則」)作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢之後，所有董事確認彼等於截至2008年12月31日止年內一直遵照標準守則所載之規定標準。

董事會

於2008年12月31日，董事會由四位執行董事(梁江先生、李力先生、譚云標先生及宋咸權先生)、三位非執行董事(黃小峰先生、羅蕃郁先生及侯卓冰小姐)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李力先生於2008年1月7日獲委任為執行董事兼副主席。曾翰南先生於2008年4月17日辭任執行董事兼財務總監。宋咸權先生於2008年4月17日獲委任為執行董事兼財務總監。趙雷力先生於2008年9月12日辭任非執行董事。黃小峰先生於2008年10月29日獲委任為非執行董事。

董事會負責領導及控制本公司，並監察本集團之業務、決策及表現。董事會授權管理層權力及責任以管理本集團之日常事務。董事具體授權管理層處理重大企業事宜，包括編製中期報告、年報及公告予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序，以及遵守有關法定及監管規定、規則與規例。

董事會每季最少召開會議一次，並在需要董事會決定重大事宜的其他情況下再召開會議。於截至2008年12月31日止年度，董事會合共舉行五次會議。

於截至2008年12月31日止年度，董事在股東週年大會、股東特別大會、董事會、薪酬委員會、提名委員會及審核委員會會議的出席率詳情載列如下：

	股東週年大會	股東特別大會	董事會	薪酬委員會	提名委員會	審核委員會
執行董事						
梁江	1/1	2/2	5/5	4/4	2/2	
李力 附註1	1/1	2/2	5/5			
譚云標	1/1	2/2	5/5	4/4		
宋咸權 附註2	1/1	2/2	4/4			
曾翰南 附註3			1/1			
非執行董事						
黃小峰 附註4		0/2	1/2			
趙雷力 附註5	1/1		2/2			
羅蕃郁	0/1	1/2	4/5			
侯卓冰	1/1	1/2	5/5			
獨立非執行董事						
Gerard Joseph McMahon	0/1	0/2	4/5	3/4	2/2	5/6
譚惠珠	1/1	2/2	5/5	4/4	2/2	6/6
李嘉強	1/1	2/2	5/5	4/4	2/2	6/6

附註:

1. *於2008年1月7日委任*
2. *於2008年4月17日委任*
3. *於2008年4月17日辭任*
4. *於2008年10月29日委任*
5. *於2008年9月12日辭任*

根據上市規則第3.13條，本公司已收到三位獨立非執行董事（Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生）的獨立性確認函。董事會及提名委員會已評定彼等的獨立性，並認為所有獨立非執行董事均屬上市規則所界定之獨立人士。

董事會成員之間在財務、業務、家族或其他重大／相關事宜上並無關係。董事會架構平衡，亦確保整個董事會擁有強穩之獨立性。董事簡歷載於年報第10至12頁，當中載列各董事各方面的才能、專業知識、經驗及資格。

主席及總經理

主席為梁江先生，而總經理則為譚云標先生。彼等的職責已清楚界定及分開以維持獨立性及適當的約制及平衡。梁江先生作為主席，具有執行責任，領導董事會，使董事會在履行其職責時能正確及有效地運作。而譚云標先生作為總經理，須就全面執行本公司之決策及協調整體業務經營向董事會負責。

非執行董事

所有被委任以填補空缺或增加為現有董事會成員的董事（包括非執行董事），其任期均以其委任後的首次股東大會止，並有資格獲重選。此外，本公司各非執行董事均有特定任期，並於(i)該名董事獲委任或膺選後第三年之本公司股東週年大會結束時或(ii)該名董事獲委任或膺選後第三年，規定公司舉行股東週年大會之期限屆滿時（以較早者為準）屆滿，及在任何情況下，可根據本公司之組織章程細則及／或適用之法規提前終止。

董事之薪酬

本公司於1999年成立薪酬委員會。薪酬委員會之職權及職責如下：

職權

1. 薪酬委員會獲董事會授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對薪酬委員會的任何要求予以合作。

2. 薪酬委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 薪酬委員會應就其他執行董事的薪酬建議諮詢主席及／或總經理，如認為有需要，亦可索取專業意見。

2. 就本公司董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程式制訂此等薪酬政策，向董事會提出建議。

3. 獲董事會轉授以下職責，即釐定全體執行董事及高級管理人員的特定薪酬待遇，包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償)，並就非執行董事的薪酬向董事會提出建議。薪酬委員會應考慮的因素包括同類公司支付的薪酬、董事須付出的時間及董事職責、集團內其他職位的僱用條件及是否應該按表現釐定薪酬等。

4. 透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬。

5. 檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔。

6. 檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；若未能按有關合約條款釐定，有關賠償亦須合理適當。

7. 向董事會推薦關於本集團員工及／或僱員的購股權或激勵計劃或類同，或其他同享利潤的安排，作為管理層或其他員工正常薪金及花紅以外的獎償。

8. 監管有關管理及關乎公司退休金或公積金的政策。

9. 確保任何董事或其任何聯繫人不得自行釐定薪酬。

10. 就薪酬委員會職權範圍所載的事宜向董事會匯報，以及適時及每年不少於一次向董事會匯報有關其工作(包括其決定及建議)。

由2008年12月10日起，梁江先生及譚云標先生退任薪酬委員會成員。薪酬委員會由三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李嘉強先生為薪酬委員會主席。

薪酬委員會須每年至少召開兩次會議。於截至2008年12月31日止年度，薪酬委員會舉行四次會議討論本公司執行董事及管理層之年度薪酬及花紅。

董事酬金的詳情載於財務報表附註7。

提名董事

本公司於2005年成立提名委員會。提名委員會負責物色合適及合資格人選成為董事會成員,並就董事委任及重新委任向董事會提出推薦建議。董事會負責考慮及批准委任董事,務求委任具備相關專業及經驗的合適人士加入董事會,進一步令董事會強大及多元化,藉著各成員的持續參與和貢獻繼續發揮董事會的效能。

提名委員會之職權及職責如下:

職權

1. 提名委員會獲董事會授權向本公司之任何高級職員及僱員索取其所需的任何資料,而所有僱員已接獲指示應對提名委員會的任何要求予以合作。

2. 提名委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見,如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 定期檢討董事會的架構、人數及組成(包括技能、知識及經驗方面),並就任何擬作出的變動向董事會提出建議。

2. 物色具備合適資格可擔任董事的人士,並挑選或提名有關人士出任董事或就此向董事會提供意見。

3. 參照上市規則的要求,評核獨立非執行董事的獨立性。

4. 就董事委任或重新委任以及董事(尤其是主席及總經理)繼任計劃的有關事宜向董事會提出建議。

5. 就提名委員會職權範圍所載的事宜向董事會匯報,以及適時及每年不少於一次向董事會匯報有關其工作(包括其決定及建議)。

提名委員會由主席(梁江先生)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。梁江先生為提名委員會主席。

提名委員會須每年至少召開一次會議。於截至2008年12月31日止年度,提名委員會舉行兩次會議考慮董事會的架構、規模及組成,並就董事委任或重新委任考慮、提名和建議合適的人選。

核數師酬金

本公司核數師畢馬威會計師事務所就截至2008年12月31日止年度所提供服務之酬金載列如下：

已提供服務	費用
	千港元
審核全年業績	2,600
審閱中期業績	730
審閱持續關連交易	200
	3,530

審核委員會

本公司於1999年成立審核委員會。審核委員會之職權及職責如下：

職權

1. 審核委員會獲董事會授權向本公司之任何高級職員及僱員索取其所需的任何資料，而所有僱員已接獲指示應對審核委員會的任何要求予以合作。

2. 審核委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 主要負責就外聘核數師的委任、重新委任及罷免向董事會提供建議、批准外聘核數師的薪酬及聘用條款，及處理任何有關該核數師辭職或辭退該核數師的問題。

2. 按適用的標準檢討及監察外聘核數師是否獨立客觀及核數程序是否有效；審核委員會應於核數工作開始前先與核數師討論核數性質及範疇及有關申報責任。

3. 就外聘核數師提供非核數服務制定政策，並予以執行。就此規定而言，外聘核數師包括與負責核數的公司處於同一控制權、所有權或管理權之下的任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部分的任何機構。審核委員會應就其認為必須採取的行動或改善的事項向董事會報告，並建議有哪些可採取的步驟。

4. 監察本公司的財務報表及本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告的完整性，並審閱報表及報告所載有關財務申報的重大意見。在這方面，審核委員會在向董事會提交有關本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告前作出審閱有關報表及報告時，應特別針對下列事項：

   (a) 會計政策及實務的任何更改；

   (b) 涉及重要判斷的地方；

   (c) 因核數而出現的重大調整；

   (d) 企業持續經營的假設及任何保留意見；

   (e) 是否遵守會計準則；及

   (f) 是否遵守有關財務申報的上市規則及其他法律規定。

5. 就上述第4項而言：

   (a) 審核委員會成員須與本公司的董事會及高級管理人員聯絡。審核委員會須至少每年與本公司的核數師開會一次；及

   (b) 審核委員會應考慮於該等報告及賬目中所反映或需反映的任何重大或不尋常事項，並須適當考慮任何由本公司屬下會計及財務匯報職員、監察主任或核數師提出的事項。

6. 檢討本集團的財務監控、內部監控及風險管理制度。

7. 與管理層討論內部監控系統，確保管理層已履行職責建立有效的內部監控系統，包括考慮公司在會計及財務匯報職能方面的資源、員工資歷及經驗是否足夠，以及員工所接受的培訓課程及有關預算又是否充足。

8. 主動或應董事會的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究。

9. 如公司設有內部核數功能，須確保內部和外聘核數師的工作得到協調；也須確保內部核數功能在本公司內部有足夠資源運作，並且有適當的地位；以及檢討及監察內部核數功能是否有效。

10. 檢討集團的財務及會計政策及實務。

11. 檢查外聘核數師給予管理層的《審核情況説明函件》、核數師就會計紀錄、財務賬目或監控系統向管理層提出的任何重大疑問及管理層作出的回應。

12. 確保董事會及時回應於外聘核數師給予管理層的《審核情況説明函件》中提出的事宜。

13. 就上市規則附錄十四中有關審核委員會的守則條文所載的事宜向董事會匯報。

14. 研究其他由董事會界定的課題。

審核委員會由三名獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。Gerard Joseph McMahon先生為審核委員會主席。

審核委員會須每年至少召開四次會議。於截至2008年12月31日止年度，審核委員會共舉行六次會議，其中包括審閱本集團2007年全年業績及2008年中期業績。審核委員會不僅關注會計政策及慣例變動之影響，亦於審核本集團財務業績時，留意須遵守會計標準、上市規則及法律之規定，並且關注本集團的內部監控系統。於截至2008年12月31日止年度，審核委員會在管理層不在場之情況下與外聘核數師舉行兩次會議討論藉得關注的問題。

問責及核數

董事確認彼等有責任監督相關年度的財務報表的編製，以真實及公平地反映本集團的財政狀況及業績與現金流量。外聘核數師對股東的責任載於第38及39頁獨立核數師報告。在編製截至2008年12月31日止年度的財務報表時，董事已貫徹採用合適的會計政策、採納與集團業務及本財務報表有關的香港公認會計原則、作出審慎及合理的判決及估計，並已按持續經營為基礎編製賬目。

本公司在所有股東通訊中(包括年報、中期報告、公告及通函)力求平衡、清晰及全面地評估本集團的表現、狀況及前景。本公司的年度及中期業績分別在有關期間完結後4個月及3個月內適時發表。

內部監控

董事會致力為本集團成立及維持一個健全及有效率的內部監控系統，以保障股東的投資及保護本集團的財產，及達到企業目標。本集團的內部監控的主要部分如下：

1. 已成立清晰的組織結構，有指定權限及責任界線。

2. 已制定的營運政策及過程。

3. 授予權力 — 授予董事及／或管理層有關某些業務或營運目標的相對權力等級。由董事會授予決定權的委員會(例如：審核、薪酬及提名)，按審閱、批准及監督本集團某些營運方面之需要而成立。

4. 預算系統 — (i)每年編製業務計劃及預測，並須由管理層每月檢討及批准。年度預算及每月滾動預算可助管理層確定及評估來年的重要業務風險對財務影響的可能性，並達到業務目標；(ii)設有有關每月週期性及主要資本開支預算系統。任何和預算案不同的重大變化會由相關的財務總監調查、解釋及批准。

5. 內部稽核部門 — 為了進一步加強本集團的內部監控，成立了內部稽核部門。內部核數師可無限制地審閱本集團在各方面的活動及內部監控，任何嚴重的內部監控缺失或錯誤經發現將立即向董事或直接向審核委員會報告。

6. 審核委員會及董事會審閱 — 董事審閱本集團的主要業務、營運活動及財務表現。

7. 全面的會計系統 — 設有可靠及全面的會計系統記錄本集團的財務資料。

8. 管理層每月檢討 — 管理層每月檢討各業務分類的主要營運及財務表現，定期召開會議檢討業務及財務表現與預測比較及將採取的業務策略。

於截至2008年12月31日止年度，董事會和審核委員會審閱本集團重大的財務、營運及遵守監控及風險管理過程的有效性及效率，董事會大體滿意本集團現有的內部監控系統的有效性及是否足夠。董事會知悉良好企業管治的重要性，並會繼續致力加強本集團的內部監控以支持本集團的進一步發展。

本集團的內部監控系統是為提供合理(而不是絕對)的保證，防止未經授權的使用及處置而設。它只能管理(而不能消除)所有重大誤述、錯誤、損失或欺詐之風險。

獨立核數師報告



致廣南（集團）有限公司股東
獨立核數師報告
（於香港註冊成立的有限公司）

本核數師（以下簡稱「我們」）已審核列載於第40至121頁廣南（集團）有限公司（「貴公司」）的綜合財務報表，此綜合財務報表包括於2008年12月31日的綜合和公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們是按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於2008年12月31日的事務狀況及截至該日止年度 貴集團的溢利及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

2009年4月9日

綜合損益表

截至2008年12月31日止年度
（以港幣列示）

	附註	2008年 千元	2007年 千元
營業額	*2, 12*	**2,979,868**	1,593,460
銷售成本		**(2,719,907)**	(1,415,997)
毛利		**259,961**	177,463
其他收益	*3*	**13,490**	12,529
其他收入淨額	*3*	**30,581**	12,623
分銷成本		**(56,530)**	(29,836)
行政費用		**(76,413)**	(59,812)
其他經營費用		**(3,802)**	(3,083)
經營溢利		**167,287**	109,884
非經營收入	*4*	**—**	40,021
投資物業估值（虧損）／收益		**(19,429)**	16,075
融資成本	*5(a)*	**(24,905)**	(11,927)
應佔聯營公司溢利減虧損		**16,528**	20,390
除税前溢利	*5*	**139,481**	174,443
所得税	*6(a)*	**(18,999)**	7,435
本年溢利		**120,482**	181,878
歸屬予：			
本公司股權持有人	*25(a)*	**100,646**	183,809
少數股東權益	*25(a)*	**19,836**	(1,931)
本年溢利		**120,482**	181,878
年度應付本公司股權持有人股息：	*10*		
年內宣佈派發之中期股息		**18,112**	18,108
結算日後建議派發之末期股息		**13,584**	18,112
		31,696	36,220
每股盈利	*11*		
基本		**11.1仙**	20.3仙
攤薄		**11.1仙**	20.3仙

第47至第121頁的附註屬本財務報表的一部分。

綜合資產負債表

於2008年12月31日
（以港幣列示）

	附註	2008年 千元	2007年 千元
非流動資產			
固定資產			
— 投資物業		**262,388**	264,224
— 其他物業、廠房及設備		**919,846**	858,560
— 以經營租賃持作自用的租賃土地權益		**107,380**	107,100
	13(a)	**1,289,614**	1,229,884
佔聯營公司權益	15	**201,973**	199,010
遞延税項資產	18(b)	**9,426**	—
		1,501,013	1,428,894
流動資產			
交易證券	17	**2,259**	6,399
存貨	19	**401,092**	321,343
業務及其他應收款項、訂金及預付款	20	**346,489**	453,488
可收回本期税項	18(a)	**151**	456
現金及現金等價物	21	**428,009**	147,009
		1,178,000	928,695
分類為待出售之非流動資產	15	**3,833**	—
		1,181,833	928,695
流動負債			
業務及其他應付款項	22	**481,036**	401,731
銀行借款	23(a)	**184,521**	423,336
直接控股公司借款	23(b)	**10,000**	21,216
少數股東借款	23(c)	**2,940**	—
應付本期税項	18(a)	**23,933**	19,934
		702,430	866,217
流動資產淨值		**479,403**	62,478
總資產減流動負債		**1,980,416**	1,491,372
非流動負債			
銀行借款	23(a)	**405,043**	80,092
遞延税項負債	18(b)	**25,179**	22,033
		430,222	102,125
資產淨值		**1,550,194**	1,389,247

	附註	2008年 千元	2007年 千元
資本及儲備			
股本	*25(c)*	**452,802**	452,802
儲備		**982,135**	848,702
與待出售之非流動資產有關的金額直接在權益確認		**2,476**	—
本公司股權持有人應佔權益總額	*25(a)*	**1,437,413**	1,301,504
少數股東權益	*25(a)*	**112,781**	87,743
權益總額		**1,550,194**	1,389,247

董事會於2009年4月9日批准並許可發出。

董事
譚云標

董事
宋咸權

第47至第121頁的附註屬本財務報表的一部分。

資產負債表

於2008年12月31日
（以港幣列示）



	附註	2008年 千元	2007年 千元
非流動資產			
固定資產			
— 投資物業		**85,911**	103,800
— 其他物業、廠房及設備		**549**	800
	13(b)	**86,460**	104,600
佔附屬公司的權益	*14*	**514,820**	481,250
佔聯營公司的權益	*15*	**164,278**	169,258
		765,558	755,108
流動資產			
交易證券	*17*	**2,259**	6,399
業務及其他應收款項、訂金及預付款	*20*	**21,784**	378
現金及現金等價物	*21*	**2,010**	1,665
		26,053	8,442
分類為待出售之非流動資產	*15*	**3,880**	—
		29,933	8,442
流動負債			
業務及其他應付款項	*22*	**46,185**	42,356
直接控股公司借款	*23(b)*	**10,000**	21,216
		56,185	63,572
流動負債淨值		**(26,252)**	(55,130)
資產淨值		**739,306**	699,978
資本及儲備			
股本	*25(c)*	**452,802**	452,802
儲備		**286,504**	247,176
權益總額	*25(b)*	**739,306**	699,978

董事會於2009年4月9日批准並許可發出。

董事	*董事*
譚云標	**宋咸權**

第47至第121頁的附註屬本財務報表的一部分。

綜合權益變動報表

截至2008年12月31日止年度
（以港幣列示）

	附註	**2008年** **千元**	2007年 千元
於1月1日權益總額			
本公司股權持有人	*25(a)*	**1,301,504**	1,073,269
少數股東權益	*25(a)*	**87,743**	37,642
		1,389,247	1,110,911
已直接在權益確認的收入淨額：			
換算海外附屬公司及聯營公司的財務報表所產生的匯兑差額	*25(a)*	**76,685**	78,063
本年溢利	*25(a)*	**120,482**	181,878
本年確認的收入及費用總額		**197,167**	259,941
歸屬予：			
本公司股權持有人		**172,129**	258,040
少數股東權益		**25,038**	1,901
		197,167	259,941
年內已宣派股息	*25(a)*	**(36,224)**	(36,180)
收購少數股東	*25(a)*	**—**	(37,642)
因資本交易引致權益變動：			
股權結算以股份為基礎的交易	*25(a)*	**4**	6,375
少數股東出資	*25(a)*	**—**	85,842
		4	92,217
於12月31日權益總額		**1,550,194**	1,389,247

第47至第121頁的附註屬本財務報表的一部分。



	附註	2008年 千元	2008年 千元	2007年 千元	2007年 千元
經營活動					
稅前溢利		**139,481**		174,443	
調整：					
— 融資成本		**24,905**		11,927	
— 利息收入		**(6,984)**		(3,052)	
— 上市證券的股息收入		**(353)**		(259)	
— 交易證券的已變現及未變現虧損／（收益）淨額		**4,140**		(3,246)	
— 投資物業估值虧損／（收益）		**19,429**		(16,075)	
— 佔聯營公司權益的減值虧損		**1,087**		—	
— 出售固定資產虧損／（收益）淨額		**656**		(156)	
— 業務應收款減值虧損回撥		**—**		(90)	
— 業務應收款的減值虧損		**23**		49	
— 折舊		**78,724**		41,667	
— 土地租賃費攤銷		**2,847**		2,517	
— 應佔聯營公司溢利減虧損		**(16,528)**		(20,390)	
— 匯兑收益		**(22,259)**		(1,754)	
— 收購少數股東權益收益		**—**		(40,021)	
— 遠期外匯合同虧損淨額		**1,833**		332	
— 股權結算以股份為基礎的費用		**4**		—	
計入營運資金變動前之經營溢利		**227,005**		145,892	
存貨增加		**(59,152)**		(189,714)	
業務及其他應收款項、訂金及預付款減少／（增加）		**150,237**		(170,930)	
應收關連公司款項減少／（增加）		**5,931**		(7,791)	
業務及其他應付款項減少		**(43,212)**		(20,398)	
應付關連公司款項增加		**143,998**		130,352	
應付控股公司款項增加／（減少）		**20**		(48)	
經營活動產生／（所用）的現金結轉		**424,827**		(112,637)	

	附註	2008年 千元	2008年 千元	2007年 千元	2007年 千元
承前經營活動產生／(所用)的現金		**424,827**		(112,637)	
已收利息		**6,984**		3,052	
已付利息		**(24,905)**		(11,927)	
已收退回的／(已付)香港利得稅		**400**		(324)	
已收中國所得稅退稅		**—**		18,194	
已付中國所得稅		**(23,820)**		(10,900)	
經營活動產生／(所用)的現金淨額			**383,486**		(114,542)
投資活動					
購置固定資產所付的款項		**(147,136)**		(417,422)	
已收與固定資產有關的政府補助		**2,520**		—	
收購少數股東權益所付的款項		**—**		(3,890)	
已收上市證券的股息		**353**		259	
已收聯營公司的股息		**—**		16,907	
出售固定資產所得款項		**57**		7,651	
投資活動所用現金淨額			**(144,206)**		(396,495)
融資活動					
已付股息		**(36,224)**		(36,180)	
銀行借款所得款項		**504,521**		332,390	
直接控股公司借款所得款項		**—**		21,216	
向銀行貼現票據所得款項		**—**		645,437	
少數股東借款所得款項		**11,270**		—	
向銀行償還貼現票據所得款項		**(168,988)**		(558,006)	
償還銀行借款		**(255,055)**		—	
償還直接控股公司借款		**(11,216)**		—	
償還少數股東借款		**(8,330)**		—	
根據股票期權計劃發行股本所得款項		**—**		6,375	
少數股東出資		**—**		85,842	
已抵押銀行結餘的減少／(增加)		**18,334**		(55,900)	
融資活動所得現金淨額			**54,312**		441,174
現金及現金等價物增加／(減少)			**293,592**		(69,863)
於1月1日的現金及現金等價物			**91,109**		157,737
外幣匯率變更的影響			**5,742**		3,235
於12月31日的現金及現金等價物	*21*		**390,443**		91,109

第47至第121頁的附註屬本財務報表的一部分。

1. 主要會計政策

(a) 遵例聲明

此等財務報表是按照所有適用的香港財務報告準則（「香港財務報告準則」）（包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》（「香港會計準則」）及詮釋）、香港公認會計原則及香港《公司條例》的規定編製。此等財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》（「上市規則」）披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會已頒佈若干新訂及經修訂香港財務報告準則，此等準則於本集團及本公司之本會計期間首次生效或可供提早採納。但此等發展與本集團或本公司業務並無任何關係。

本集團並沒有採納任何於本會計期間未生效的新準則或詮譯（見附註33）。

(b) 財務報表編製的基準

截至2008年12月31日止年度的綜合財務報表包括本公司及其附屬公司（合稱「本集團」）的財務報表及本集團於聯營公司的權益。

除以下資產（於下列的會計政策解釋）按公允價值列賬外，本財務報表是以歷史成本作為編製基準。

— 投資物業（見附註1(g)）；

— 歸類為交易證券的金融工具（見附註1(e)）；及

— 衍生金融工具（見附註1(f)）。

待出售之非流動資產按賬面金額及公允價值減出售成本兩者中的較低數額列賬（見附註1(v)）。

財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出，其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

估計及相關假設會持續檢討。對會計估計進行修訂時，若修訂只影響該期間，則修訂會在修訂估計的期間內確認；若修訂影響到當期及未來期間，則在修訂及未來期間確認。

1. 主要會計政策（續）

(b) 財務報表編製的基準（續）

管理層就採用香港財務報告準則（對財務報表構成重大影響）時所作出的判斷，以及作出對下一年度的財務報表構成重大調整風險之估計的討論內容載列於附註30。

(c) 附屬公司及少數股東權益

附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益，控制權便存在。在評估控制權時，現存並可行使的潛在投票權已計算在內。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止在綜合財務報表中綜合入賬。集團內公司之間的結餘及交易，以及集團內公司之間的交易所產生的任何未變現盈利，乃於編製綜合財務報表時悉數撇銷。集團內公司之間的交易而產生的未變現虧損，乃以未變現盈利相同之形式撇銷，惟僅限於並無顯示出現減值者。

少數股東權益是指，非由本公司擁有（無論是直接或間接透過附屬公司）的歸屬於附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的股東權益列示，但與可歸屬於公司的股權持有人權益分開。少數股東權益佔集團年度內總溢利或虧損在綜合損益表賬面以分配為少數股東權益及可歸屬於公司股權持有人形式呈報。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時，公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除，惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利，本集團分配所有此盈利，直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

少數股東權益持有人的貸款以及該等持有人的其他合約責任，根據附註1(m)或1(n)（視乎負債的性質而定）於綜合資產負債表呈列為財務負債。

在本公司資產負債表中，於附屬公司的投資是按成本值減去減值虧損列示（見附註1(j)(ii)）。

1. 主要會計政策（續）

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營政策決策，但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資是按權益法計入綜合財務報表，並且先以成本入賬，然後就本集團應佔該聯營公司淨資產在收購後的變動作出調整（分類為待出售者除外（見附註1(v)）。綜合損益表包含了本集團應佔聯營公司在收購後年內的除税後業績。

倘本集團應佔聯營公司的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損予以抵銷，並以本集團於聯營公司的權益為限，惟倘未實現虧損為已轉讓資產提供減值憑證，則該等虧損即時於損益內確認。

在本公司資產負債表中，於聯營公司的投資是按成本值減去減值虧損列示（見附註1(j)(ii)）（分類為待出售者除外（見附註1(v)））。

(e) 其他股權證券投資

本集團及本公司有關股權證券投資（於附屬公司及聯營公司的投資除外）的政策如下：

股權證券投資以初始成本列示，即其交易價值（除其公允價值能可靠地以評估技術（其可變數值包括從可看得見的市場取得的數據）估計外）。成本包括有關的交易成本（以下指出除外）。此等投資按其分類，其後根據以下方式列賬。

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重計，任何衍生的收益或虧損會在損益確認。於損益內確認的收益或虧損淨額不包括因此等投資所賺取的股息或利息，因此等股息或利息是根據附註1(s)(iv)及(v)的政策確認的。

股權證券投資如在活躍市場沒有市場報價，而該公允價值不能可靠地計算，則該證券投資在資產負債表中以成本減去減值虧損（見附註1(j)(i)）確認。

投資會於本集團正式購買／出售該投資或到期當日確認／停止確認。

1. 主要會計政策（續）

(f) 衍生金融工具

衍生金融工具先以公允價值確認，於每個結算日，重新計量其公允價值。重新計量其公允價值的收益或虧損即時計入損益。

(g) 投資物業

投資物業為自已擁有或以經營租賃持有（見附註1(i)）以賺取租金收入及／或資本升值的土地及／或建築物。這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更或因棄用或出售的收益或虧損於損益確認。投資物業的租金收入以附註1(s)(ii)所解釋入賬。

當本集團以經營租賃持有物業權益以賺取租金收入及／或資本升值，該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬（見附註1(i)），並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(i)所解釋入賬。

在建或發展中作將來用作投資物業的物業被列為固定資產，並以成本列示，直至有關建設或發展完成，屆時其將被列為以公允價值列示的投資物業。於同日，物業的公允價值與以往賬面值的任何差異會於損益確認。

(h) 其他物業、廠房及設備

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬（見附註1(j)(ii)）：

— 位於租賃持有土地持作自用的建築物，唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量（見附註1(i)）；及

— 其他廠房及設備項目。

自建物業、廠房及設備項目成本包括材料成本、直接人工、拆除及移離該等項目、恢復所在地塊至原狀之初步估計成本及生產經費合適的比例及借款成本（見附註1(u)）。

1. 主要會計政策（續）

(h) 其他物業、廠房及設備（續）

在建工程乃按成本列賬，其中包括建造成本（包括作為調整在建築期間利息支出的相關借款借貸成本和匯兑差額）及相關設備的成本。縱使有關當局延遲頒發其有關的可交予使用證書，如資產可作其擬定用途前所需的一切準備工作大致完成，上述成本將停止資本化，而在建工程亦會轉入為固定資產。

在建工程不計提折舊。在完工及交予使用時，便會按以下所列合適的折舊率計提折舊。

因棄用或出售固定資產項目而產生的盈虧，是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益中確認。

固定資產項目的成本減其剩餘價值（如有），其折舊是以直線法按其估計可使用年限計算如下：

— 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可使用年限（由建成日起計不超過50年）之較短者計提折舊。
— 租賃物業裝修　每年20%至50%
— 廠房及機器、傢具、固定裝置及設備　每年10%至20%
— 汽車　每年20%

固定資產項目部份有不同可使用年限，項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可使用年限及估計剩餘價值（如有），皆每年檢討。

(i) 租賃資產

倘本集團確定安排具有在商定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利，則該安排（由一宗交易或一系列交易組成）為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

1. 主要會計政策（續）

(i) 租賃資產（續）

(i) ***列為租賃給本集團的資產***

本集團承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的租賃列為經營租賃，除下列外：

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業，並作為融資租賃入賬（見附註1(g)）；及

— 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

(ii) ***經營租賃費用***

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益內扣除。

除該物業已列為投資物業（見附註1(g)），以經營租賃持作自用的土地成本以直線法按租賃期攤銷。

(j) 資產減值

(i) ***股權證券投資和業務及其他應收款項、訂金及預付款的減值***

股權證券投資（除於附屬公司及聯營公司的投資，見附註1(j)(ii)外）以及業務及其他流動應收款項按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。減值的客觀證據包括本集團得悉關於下列一項或多項事件的可觀察數據：

— 欠款人有重大財務困難；

— 違約，如欠付或拖欠利息或本金額項；

1. 主要會計政策（續）

(j) 資產減值（續）

(i) ***股權證券投資和業務及其他應收款項、訂金及預付款的減值（續）***

— 欠款人可能將破產或進行其他財務重組；

— 技術、市場、經濟或法律環境出現對欠款人構成不利影響的重大轉變；及

— 股本工具投資的公允價值大幅或長期低於其成本。

若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

— 就按成本列值的非掛牌股權證券而言，減值虧損乃按金融資產賬面值與估計未來現金流量（若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現）兩者之差額計量。股權證券的減值虧損是不能回撥的。

— 就按攤銷成本列值的業務及其他應收款項、訂金及預付款及其他金融資產而言，若貼現影響重大，減值虧損乃按資產賬面值與估計未來現金流量現值的差額，按金融資產原有的實際利率（即在初始確認該等資產時計算的實際利率）貼現計量。倘按攤銷成本列賬的金融資產具有類似風險特點，例如類似過期狀況等，且並無個別評估為減值，則集體評估。集體評估減值的金融資產未來現金流量，乃根據與集體信貸風險特點類似的資產過往虧損經驗作出。

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

1. 主要會計政策（續）

(j) 資產減值（續）

(i) ***股權證券投資和業務及其他應收款項、訂金及預付款的減值（續）***

減值虧損與相關資產直接對銷，惟就計入業務及其他應收款項、訂金及預付款而其收回被視為存疑但非可能性極微的業務應收款項及應收票據確認的減值虧損外。於此情況下，呆賬的減值虧損於撥備賬入賬。當本集團確認收回的可能性極低，認為不可收回的金額於業務應收款項及應收票據直接對銷，任何於撥備賬持有與欠款相關的金額將予回撥。倘其後收回之前於撥備賬扣除之金額，則會回撥撥備賬。撥備賬的其他變動及倘其後收回之前直接撇銷的金額於損益確認。

(ii) ***其他資產的減值***

本集團會在每個結算日參考內部和外來的信息，以確定下列資產是否出現減值跡象，或是以往確認的減值虧損不再存在或已經減少：

— 其他物業、廠房及設備；

— 被列為以經營租賃持有之預付租賃土地權益；

— 於附屬公司及聯營公司的投資。

如果出現減值跡象，對資產的可收回金額便會作出估計。

— *計算可收回金額*

資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率，貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別（即現金產生單位）來釐定可收回金額。

— *確認減值虧損*

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會先按比例減少該單位（或一組單位）中其他資產的賬面金額，但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本，或其使用價值（如可釐定）。

1. 主要會計政策（續）

(j) 資產減值（續）

(ii) ***其他資產的減值（續）***

— *轉回減值虧損*

如用作釐定資產可收回金額的估算出現正面的變化，有關的減值虧損便會回撥。

所回撥的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所回撥的減值虧損在確認回撥的年度內計入損益。

(iii) ***中期財務報告及減值***

根據上市規則，本集團編製財政年度內首6個月之中期財務報告須遵守香港會計準則第34號「中期財務報告」的內容。於中期末，本集團均採用與財政年度年終的相同減值測試、確認及回撥標準（見附註1(j)(i)及(ii)）。

就以成本列賬之非掛牌股權證券於中期確認減值虧損，不可於往後期間回撥。同樣地，假使減值評估只於與中期相關之財政年度年終時進行，即使沒有減值虧損或減少確認減值虧損，也不能回撥。

(k) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。任何存貨減值回撥的金額，均於出現回撥的期間內沖減確認為支出的存貨金額。

(l) 業務及其他應收款項、訂金及預付款

業務及其他應收款項、訂金及預付款以初始公允價值列賬，其後以攤銷成本減呆壞賬的減值撥備（見附註1(j)(i)）列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大，則以成本減呆賬減值撥備列賬。

1. 主要會計政策（續）

(m) 借款

借款以初始公允價值減應佔交易成本確認。初始確認後，借款以攤銷成本列賬，而初始確認金額與贖回價值之間的任何差額，連同任何應付利息及費用，按實際利息基準在借貸期間計入損益內。

(n) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬，其後以攤銷成本列賬。如貼現的影響並不重大，則以成本列賬。

(o) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動的風險不大，並在購入後3個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

(p) 僱員福利

(i) ***短期僱員福利及定額供款退休計劃的供款***

薪金及年終花紅、有薪年假、向定額供款退休計劃作出的供款及非現金福利成本，乃於僱員提供相關服務的年度內計算。如延後付款或結算並構成重大影響，則這些數額會以現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註29。

(ii) ***以股份為基礎的支出***

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加權益中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

1. 主要會計政策(續)

(p) 僱員福利(續)

(ii) *以股份為基礎的支出（續）*

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益(除非原有僱員開支合資格確認為資產)，而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目(並對資本儲備作出相應調整)，除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作則論。權益金額乃於資本儲備內確認，直至購股權獲行使(有關金額乃轉撥至股份溢價賬)或購股權屆滿(有關金額將直接撥入保留溢利)為止。

(iii) *離職福利*

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(q) 所得稅

本年度所得稅包括本期所得稅及遞延稅項資產和負債的變動。本期所得稅及遞延稅項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

本期所得稅是按本年度應課稅收入根據在結算日已執行或實質上已執行的稅率計算的預期應付稅項，加上以往年度應付稅項的任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報告上的賬面金額與這些資產和負債的計稅基礎的差異。遞延稅項資產也可以由未使用稅務虧損和未使用稅收回扣產生。

除了某些有限的例外情況外，所有遞延稅項負債和遞延稅項資產(只限於很可能獲得未來應課稅利潤以使該遞延稅項資產得以使用)則會被確認。由可抵扣暫時性差異所產生遞延稅項資產，因有未來應課稅利潤的支持而使之確認，包括因轉回目前存在的應課稅暫時性差異而產生的金額；但這些轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延稅項資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支持確認由未使用的稅務虧損和稅收回扣所產生的遞延稅項資產時，亦會採用同一準則，即差異是否與同一稅務機關及同一應課稅實體有關，並是否預期能在使用稅務虧損或稅收回扣的同一期間內轉回。

1. 主要會計政策（續）

(q) 所得税（續）

不能確認為遞延税項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課税利潤的資產或負債的初始確認（如屬企業合併的一部分則除外）；以及投資於附屬公司相關的暫時性差異（如屬應税差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異）。

遞延税項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延税項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課税利潤以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税利潤，有關減額便會轉回。

因分派股息而產生的額外所得税，在支付相關股息的責任確立時確認。

本期和遞延税項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延税項資產只會在本公司或本集團有法定行使權以本期所得税資產抵銷本期所得税負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延税項負債：

— 就本期所得税資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

— 就遞延税項資產和負債的情況下，這些資產和負債必須與同一税務機關就以下其中一項徵收的所得税有關：

  — 同一應課税實體；或

  — 不同的應課税實體，但這些實體計劃在日後每個預計有大額遞延税項負債需要償還或大額遞延税項資產可以收回的期間內，按淨額基準實現本年所得税資產和償還本年所得税負債，或同時變現該資產和償還該負債。

1. 主要會計政策（續）

(r) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

(s) 收入確認

收入是在經濟效益會流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益內確認：

(i) ***銷售貨品***

銷售貨品的收入在客戶接收貨品及相關的擁有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) ***經營租賃租金收入***

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之期間在損益中確認，惟倘有另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) ***佣金收入***

佣金收入於相關服務提供後確認。

(iv) ***股息***

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(v) ***利息收入***

確認利息收入是採用實際利息方法計算。

1. 主要會計政策（續）

(s) 收入確認（續）

(vi) ***政府補助***

倘有合理保證可獲取政府補助，而本集團將符合其所有附帶條件，則政府補助初步於資產負債表內確認。補償本集團產生之開支之補助，在開支產生期間內於損益內按有系統之基準確認為收入。補償本集團就一項資產所產生之成本之補助，於達致該項資產之賬面值時扣除，而其後於該項資產之可使用年期於損益內確認。

(t) 外幣換算

年內的外幣交易是按交易日的適用外幣匯率換算。以外幣計算的貨幣資產及負債，則按結算日的適用外幣匯率換算。匯兑盈虧均在損益確認。

以外幣歷史成本計量的非貨幣資產及負債，乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣。資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兑差額以個別項目直接計入權益中。

出售香港境外業務而言，有關該香港境外業務於權益中計入的匯兑差額之累計數額，乃計入出售之損益中。

(u) 借款成本

借貸成本於產生期間在損益列支，但與收購、建設或生產需要長時間才可以投入擬定用途或銷售的資產直接相關的借款成本，則會被資本化。

當合資格資產產生開支、借款成本產生及使資產投入擬定用途或銷售所必須的準備活動正在進行，借款成本被資本化，作為合資格資產成本的一部分。在使合資格資產投入擬定用途或銷售所必須的絕大部分準備活動中止或完成時，借款成本會暫停或停止資本化。

1. 主要會計政策（續）

(v) 待出售之非流動資產

如非流動資產（或出售集團）之賬面值很可能透過出售交易而非持續使用中所收回，而該非流動資產（或出售集團）能按現況中出售，則被劃歸為待出售。出售集團是指一組資產於單一交易中一併售出，而直接與該等資產相關的負債將於交易中轉移。

在劃歸為待出售類別前，非流動資產（及已劃歸為待出售之出售集團的每項資產及負債）之計量按重新分類前適用的會計政策作出更新。資產初始劃歸為待出售類別及至售出時，非流動資產（以下所述之若干資產除外）或出售集團會以賬面值及公允價值扣除出售之成本之較低者列值。在本集團及本公司之財務報表中沒有使用此計量政策的主要項目包括遞延稅項資產、金融資產（於附屬公司及聯營公司的投資除外）及投資物業。這些資產即使待出售，亦會繼續按附註1其他部分所載之政策計量。

於初始劃歸為待出售類別時，及於其後當待出售時重新計量之減值虧損於損益確認。只要非流動資產被分類為待出售，或被列入歸類為待出售之出售集團，該非流動資產即不予計提折舊或攤銷。

(w) 關連人士

為此等財務報表為目的，與本集團關連人士是指：

(i) 該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策，或共同控制本集團；

(ii) 本集團及該人士均受共同控制；

(iii) 該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業；

(iv) 該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員、或受該等個人人士控制、共同控制或重大影響的實體；

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體；或

(vi) 該人士屬提供福利予本集團的僱員或與本集團關連的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

1. 主要會計政策(續)

(x) 分類報告

分類項目為按本集團所從事提供產品或服務（業務分類）或在某一特定經濟環境內提供產品或服務（經營地區分類）之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團的內部財務報告系統，本集團於此等財務報表已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別的項目以及可按合理基準分配至該類別的項目。除屬單一分類內集團之間的結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間的價格，乃按提供予其他外界各方的類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間的分類資產（包括有形及無形）而產生的總成本。

未分配項目主要包括財務及企業資產、計息借款、借款、稅項結餘、企業及融資費用。

2. 營業額

本集團年內的主要業務是製造及銷售馬口鐵產品、物業租賃、鮮活食品代理及貿易。

營業額包括抵銷本集團公司間交易後銷售貨品的價值、鮮活食品代理所賺取的佣金收入以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	2008年 千元	2007年 千元
銷售貨品		
— 馬口鐵產品	**2,750,900**	1,450,125
— 鮮活食品	**117,441**	99,442
	2,868,341	1,549,567
鮮活食品代理的佣金收入	**86,185**	17,715
物業租賃的租金收入	**25,342**	26,178
	2,979,868	1,593,460

3. 其他收益及收入淨額

	2008年 千元	2007年 千元
其他收益		
出售廢料	**3,720**	6,217
利息收入	**6,984**	3,052
管理收入	**—**	199
上市證券的股息收入	**353**	259
已收補貼	**—**	770
其他	**2,433**	2,032
	13,490	12,529
其他收入淨額		
出售固定資產的（虧損）／收益淨額	**(656)**	156
交易證券的已變現及未變現（虧損）／收益淨額	**(4,140)**	3,246
業務應收款減值虧損回撥	**—**	90
遠期外匯合同虧損淨額	**(1,833)**	(332)
已變現及未變現的匯兑收益淨額	**37,210**	9,463
	30,581	12,623

4. 非經營收入

	2008年 千元	2007年 千元
收購附屬公司的少數股東權益及有關此少數股東的應付股息的收益	**—**	40,021

於2007年，本集團向少數股東分別收購其於中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）及中山市山海實業有限公司（「山海」）的5%股權，連同中粵馬口鐵及山海應付少數股東的股息，總代價為499,000美元（相等於3,890,000元）。收購隨後，中粵馬口鐵及山海成為本集團的全資附屬公司。收益為收購少數股東權益賬面值及轉到本集團應付股息多於支付代價的金額。本集團及少數股東均為中華人民共和國（「中國」）國有企業。

5. 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	附註	2008年 千元	2007年 千元
(a) 融資成本：			
須於5年內全數償還銀行預付及其他借款利息		**25,242**	12,464
直接控股公司借款利息		**644**	520
		25,886	12,984
減：利息支出資本化入在建工程	*(i)*	**(981)**	(1,057)
		24,905	11,927
(b) 員工成本：			
定額供款計劃之供款淨額		**5,757**	3,279
股權結算以股份為基礎的開支		**4**	—
薪金、工資及其他福利		**87,091**	53,916
		92,852	57,195
(c) 其他項目：			
已出售存貨成本	*(ii)*	**2,703,765**	1,412,982
核數師酬金		**3,671**	3,218
折舊		**78,724**	41,667
土地租賃費攤銷		**2,847**	2,517
佔聯營公司權益的減值虧損		**1,087**	—
業務應收款的減值虧損		**23**	49
存貨降值準備(附註19(b))		**50,057**	104
有關物業租賃的經營租賃費用		**3,229**	1,538
投資物業應收租金減直接費用2,888,000元（2007年：2,444,000元）		**(22,454)**	(23,734)

5. 除稅前溢利（續）

附註：

(i) 此金額為本集團一間附屬公司借入銀行專項借款的利息支出，該專項借款用作興建固定資產。

(ii) 已出售存貨成本當中包括155,512,000元（2007年：48,676,000元）有關存貨降值準備、員工成本及折舊，而上表亦分別呈列此等開支的個別總數。

6. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為：

	附註	**2008年 千元**	2007年 千元
本期稅項 — 香港利得稅準備			
本年度按稅率16.5% （2007年：17.5%）估計應評 稅溢利的香港利得稅準備		**6,218**	86
以往年度之準備（多提）／不足		**(25)**	102
		6,193	188
本期稅項 — 中國			
本年度稅項		**20,342**	11,757
再投資退稅	*(v)*	**—**	(18,194)
		20,342	(6,437)
遞延稅項			
暫時性差異產生及轉回		**(7,536)**	4,234
稅率變更的影響	*(i), (ii)*	**—**	(5,420)
		(7,536)	(1,186)
		18,999	(7,435)

6. 綜合損益表內的所得稅（續）

(a) 綜合損益表所列的稅項為：（續）

附註：

(i) *於2008年2月，香港政府公佈自2008年12月31日止年度適用於本集團香港業務的利得稅稅率從17.5%減至16.5%，在編制本財務報表時已考慮此減少。因此，2008年的香港利得稅準備是按本年估計應評稅溢利的16.5%（2007年：17.5%）計算及遞延稅項期初結餘已重新估算。*

在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

(ii) *根據中國企業所得稅法（「新稅法」），中國企業所得稅標準稅率為25%，於2008年1月1日起生效。此外，中國國務院於2007年12月26日通過實施細則（「實施細則」）列載現時優惠所得稅稅率將會如何調整至標準稅率25%的詳情。根據實施細則，本集團某些國內附屬公司的所得稅稅率從2008年起於5年過渡期內逐步變更至標準稅率25%，此稅率變更的影響已在編製本財務報表時考慮。寬減稅項的詳情在以下的附註披露。*

(iii) *於2006年，一間附屬公司中粵馬口鐵其新的生產線獲得稅務優惠—自2006年開始首兩年為免稅及第3至5年所得稅率減半。根據中山市國家稅務局的批覆，被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。但截至本財務報表發出之日，中粵馬口鐵仍未收到有關稅務機構發出任何根據新稅法的過渡安排的正式通知。有鑒於此，中粵馬口鐵採用了中國企業所得稅標準稅率25%來計提截至2008年12月31日止年度的稅務準備（2007年：10.8%）。當有關安排有定案時，多提的所得稅準備將於日後期間調整。*

(iv) *中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）為一間於2007年3月16日新稅法通過前在中國成立的外商投資企業，該司已申請自2008年可享有稅務優惠—首兩年為免稅及第3至5年所得稅稅率減半。中粵浦項從稅務機關口頭通知知悉已得到其批准，但截至本財務報表發出之日，仍未收到任何正式的批准文件。董事相信中粵浦項可享有此稅務優惠，因此，於本年內並無計提任何稅項準備。*

6. 綜合損益表內的所得稅（續）

(a) 綜合損益表所列的稅項為：（續）

附註：（續）

(v) 於2007年，隨着一間附屬公司將其保留溢利資本化及兩間附屬公司把宣佈派發的股息再投資作為資本出資其他附屬公司後，本集團已成功向中山市國家稅務局取得中國企業所得稅稅務退款。

(vi) 根據新稅法，國內附屬公司及聯營公司向於香港成立的投資者所宣派的股息需按5%繳納扣繳稅。

根據國家稅務機關刊發的財稅(2008)1號，國內公司截至2007年12月31日止未分派的利潤將於未來派發時豁免繳付扣繳稅。因此，於2007年12月31日，並無計提扣繳稅。

此外，由於本公司控制國內附屬公司的股息政策及已決定國內附屬公司於本年的利潤將不會於可見未來派發，因此，於2008年12月31日，本集團並沒有計提與國內附屬公司未分派利潤有關的扣繳稅準備。進一步的詳情在附註18(d)披露。

(b) 所得稅支出／（回扣）與會計溢利按適用稅率計算的調節表：

	2008年 **千元**	2007年 千元
除稅前溢利	**139,481**	174,443
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	**22,252**	28,123
不可扣減支出的稅項影響	**9,538**	4,300
毋須應課稅收入的稅項影響	**(6,702)**	(11,140)
本年未確認稅務虧損的稅項影響	**102**	1,996
使用以前年度未確認稅務虧損的稅項影響	**(6,166)**	(5,849)
再投資退稅	**—**	(18,194)
以往年度之準備（多提）／不足	**(25)**	102
稅率變更對遞延稅項結餘的影響	**—**	(6,773)
實際稅項支出／（回扣）	**18,999**	(7,435)

7. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 （附註）	2008年總額 千元
執行董事							
梁　江	—	492	301	660	1,453	1	1,454
李　力（於2008年1月7日委任）	—	—	52	524	576	1	577
譚云標	—	370	278	1,136	1,784	1	1,785
宋咸權（於2008年4月17日委任）	—	780	25	233	1,038	—*	1,038
曾翰南（於2008年4月17日辭任）	—	271	11	223	505	—	505
非執行董事							
黃小峰（於2008年10月29日委任）	—	—	—	—	—	—	—
趙雷力（於2008年9月12日辭任）	—	—	—	—	—	—	—
羅蕃郁	—	—	—	—	—	—	—
侯卓冰	—	—	—	—	—	—*	—
獨立非執行董事							
Gerard Joseph McMahon	—	300	—	—	300	—	300
譚惠珠	—	300	—	—	300	—	300
李嘉強	—	300	—	—	300	—	300
總額	—	2,813	667	2,776	6,256	3	6,259

* *金額少於1,000元*

7. 董事酬金（續）

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 （附註）	2007年總額 千元
執行董事							
梁　江	—	461	224	600	1,285	—	1,285
譚云標	—	350	193	350	893	—	893
曾翰南	—	1,030	30	140	1,200	—	1,200
非執行董事							
趙雷力	—	—	—	—	—	—	—
羅蕃郁	—	—	—	—	—	—	—
董德才（於2007年11月12日辭任）	—	—	—	—	—	—	—
侯卓冰	—	—	—	—	—	—	—
獨立非執行董事							
Gerard Joseph McMahon	—	300	—	—	300	—	300
譚惠珠	—	300	—	—	300	—	300
李嘉強	—	300	—	—	300	—	300
總額	—	2,741	447	1,090	4,278	—	4,278

附註：　此金額為根據本公司股票期權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團列載於附註1(p)(ii)的會計政策以股份為基礎的支出交易所述而計算的。

此等非現金福利的詳情（包括已授出購股權的主要條款及數目）於董事會報告內的「本公司之股票期權計劃」一段及附註24披露。

8. 最高酬金個別人士

於5名最高酬金的個別人士中，3名董事（2007年：3名）的有關酬金已在附註7披露。其他2名（2007年：2名）個別人士的酬金總額如下：

	2008年 千元	2007年 千元
基本薪金、津貼及其他福利	**798**	692
退休計劃供款	**314**	156
以股份為基礎的開支	**1**	—
花紅	**1,644**	1,556
	2,757	2,404

該2名（2007年：2名）最高酬金個別人士的酬金的範圍如下：

	2008年 個別人士人數	2007年 個別人士人數
元		
0–1,000,000	**—**	1
1,000,001–1,500,000	**2**	1

9. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆3,903,000元的虧損（2007年：28,415,000元的溢利）已列入本公司財務報表內。

9. 本公司股權持有人應佔溢利（續）

以上金額與本公司本年溢利金額的調節表：

	2008年 千元	2007年 千元
股權持有人應佔綜合溢利 列入本公司財務報表內的金額	**(3,903)**	28,415
佔附屬公司權益的減值虧損回撥	**33,949**	30,779
於年內批准及應付／已支付末期股息 （歸屬於前一財政年度聯營公司及附屬公司的溢利）	**45,502**	16,907
本公司本年溢利（*附註25(b)*）	**75,548**	76,101

10. 股息

(a) 年度應付本公司股權持有人股息：

	2008年 千元	2007年 千元
已宣派及已支付之中期股息每股普通股2.0仙 （2007年：每股普通股2.0仙）	**18,112**	18,108
結算日後建議派發之末期股息每股普通股1.5仙 （2007年：每股普通股2.0仙）	**13,584**	18,112
	31,696	36,220

於結算日後建議派發之末期股息並未於結算日確認為負債。

10. 股息（續）

(b) 於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息：

	2008年 千元	2007年 千元
於年內批准及支付有關前一財政年度之末期股息每股普通股2.0仙（2007年：每股普通股2.0仙）	**18,112**	18,072

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利100,646,000元（2007年：183,809,000元）及於年內已發行普通股加權平均數905,603,000股（2007年：904,079,000股）計算，其股數計算如下：

普通股加權平均股數

	2008年 千股	2007年 千股
於1月1日已發行普通股	**905,603**	901,583
行使購股權的影響（*附註24及25(d)*）	**—**	2,496
普通股加權平均股數	**905,603**	904,079

11. 每股盈利（續）

(b) 每股攤薄盈利

由於潛在普通股並無任何攤薄影響，截至2008年12月31日止年度的每股攤薄盈利的金額與每股基本盈利相同。

截至2007年12月31日止年度的每股攤薄盈利是按照本公司普通股股權持有人應佔溢利183,809,000元及普通股加權平均數906,448,000股計算，其股數計算如下：

普通股加權平均股數（攤薄）

	2008年 千股	2007年 千股
用作計算每股基本盈利的普通股加權平均股數	**905,603**	904,079
根據本公司購股權計劃下被視作以零代價發行普通股的影響（*附註24*）	—	2,369
普通股加權平均股數（攤薄）	**905,603**	906,448

12. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類：

馬口鐵	:	生產及銷售馬口鐵及相關產品，其主要為食品加工生產商用作包裝物料
鮮活食品	:	鮮活食品代理及買賣
物業租賃	:	出租物業以產生租金收入

12. 分類報告（續）

按業務分類（續）

	截至2008年12月31日止年度					
				分類間		
	馬口鐵	鮮活食品	物業租賃	對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	2,750,900	203,626	25,342	—	—	2,979,868
分類間的收益	—	—	186	(186)	—	—
來自外部客戶的其他收益	16,505	964	147	—	26,102	43,718
合計	2,767,405	204,590	25,675	(186)	26,102	3,023,586
分類業績	67,762	76,808	14,509			159,079
未分配經營收入及費用						8,208
經營溢利						167,287
應佔聯營公司溢利減虧損	—	—	—	—	16,528	16,528
投資物業估值虧損	—	—	(19,429)	—	—	(19,429)
融資成本						(24,905)
所得税						(18,999)
除税後溢利						120,482
年度折舊及攤銷	79,038	367	1,943			
年度減值虧損產生	—	23	—			
年度存貨降值準備	50,041	16	—			

12. 分類報告（續）

按業務分類（續）

	截至2007年12月31日止年度					
				分類間		
	馬口鐵	鮮活食品	物業租賃	對銷	未分配	綜合
	千元	千元	千元	千元	千元	千元
來自外部客戶的收益	1,450,125	117,157	26,178	—	—	1,593,460
分類間的收益	—	—	216	(216)	—	—
來自外部客戶的其他收益	8,501	1,217	46	—	15,129	24,893
合計	1,458,626	118,374	26,440	(216)	15,129	1,618,353
分類業績	76,449	21,213	16,764			114,426
未分配經營收入及費用						(4,542)
經營溢利						109,884
非經營收入						40,021
應佔聯營公司溢利減虧損	—	—	—	—	20,390	20,390
投資物業估值收益	—	—	16,075	—	—	16,075
融資成本						(11,927)
所得税						7,435
除税後溢利						181,878
年度折舊及攤銷	42,183	88	1,677			
年度減值虧損產生	—	—	49			
年度存貨降值準備	—	104	—			

12. 分類報告（續）

按業務分類（續）

	2008年			
	馬口鐵 千元	鮮活食品 千元	物業租賃 千元	綜合 千元
分類資產	**2,052,470**	**103,218**	**285,184**	**2,440,872**
佔聯營公司權益				**201,973**
未分配資產				**40,001**
總資產				**2,682,846**
分類負債	**407,815**	**24,805**	**7,969**	**440,589**
未分配負債				**692,063**
總負債				**1,132,652**
年內產生的資本開支	**92,079**	**372**	**7,869**	

	2007年			
	馬口鐵 千元	鮮活食品 千元	物業租賃 千元	綜合 千元
分類資產	1,788,919	63,029	296,760	2,148,708
佔聯營公司權益				199,010
未分配資產				9,871
總資產				2,357,589
分類負債	318,442	51,184	6,415	376,041
未分配負債				592,301
總負債				968,342
年內產生的資本開支	412,832	991	1,473	

12. 分類報告（續）

按經營地區分類

本集團之業務是在三個主要經濟地區經營。香港為鮮活食品代理及貿易的主要市場，而中國（香港除外）及亞洲（中國及香港除外）為本集團其他業務的主要市場。

按經營地區分類呈列資料時，收益乃按顧客地區分佈分類。資產及資本開支則按資產的地區分佈分類。

	2008年			
	中國 千元	香港 千元	亞洲 （中國及 香港除外） 千元	其他地區 千元
來自外部客戶的收益	**1,765,844**	**278,292**	**827,309**	**108,423**
分類資產	**2,213,502**	**227,370**	**—**	**—**
年內產生的資本開支	**99,948**	**372**	**—**	**—**

	2007年			
	中國 千元	香港 千元	亞洲 （中國及 香港除外） 千元	其他地區 千元
來自外部客戶的收益	1,344,659	119,826	117,736	11,239
分類資產	1,974,489	174,219	—	—
年內產生的資本開支	414,437	859	—	—

13. 固定資產

(a) 本集團

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於2008年1月1日	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
匯兑調整	17,954	—	17,201	20,473	389	56,017	10,328	4,238	70,583
增置	26,670	—	61,708	7,823	1,282	97,483	782	2,068	100,333
出售	(384)	—	—	(3,982)	(380)	(4,746)	—	—	(4,746)
從在建工程轉入	46,891	—	(343,475)	292,790	—	(3,794)	3,794	—	—
重新分類至投資物業	—	—	—	—	—	—	2,689	(2,689)	—
與以前年度購置固定資產有關的政府補助	—	—	—	(2,520)	—	(2,520)	—	—	(2,520)
公允價值調整	—	—	—	—	—	—	(19,429)	—	(19,429)
於2008年12月31日	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
代表：									
成本	413,548	1,918	13,749	671,368	8,811	1,109,394	—	124,210	1,233,604
估值—2008年	—	—	—	—	—	—	262,388	—	262,388
	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
累計折舊：									
於2008年1月1日	47,652	1,884	—	54,361	4,497	108,394	—	13,493	121,887
匯兑調整	2,864	—	—	3,360	239	6,463	—	490	6,953
本年度折舊	18,159	13	—	59,785	767	78,724	—	2,847	81,571
出售時回撥	(283)	—	—	(3,408)	(342)	(4,033)	—	—	(4,033)
於2008年12月31日	68,392	1,897	—	114,098	5,161	189,548	—	16,830	206,378
賬面淨值：									
於2008年12月31日	345,156	21	13,749	557,270	3,650	919,846	262,388	107,380	1,289,614

13. 固定資產（續）

(a) 本集團（續）

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於2007年1月1日	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
匯兑調整	4,826	—	26,825	10,535	142	42,328	11,025	1,180	54,533
增置	955	—	349,769	6,910	5,099	362,733	1,473	51,169	415,375
出售	—	—	—	(66,304)	(887)	(67,191)	—	—	(67,191)
從在建工程轉入	221,536	—	(466,575)	245,039	—	—	—	—	—
公允價值調整	—	—	—	—	—	—	16,075	—	16,075
於2007年12月31日	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
代表：									
成本	322,417	1,918	278,315	356,784	7,520	966,954	—	120,593	1,087,547
估值—2007年	—	—	—	—	—	—	264,224	—	264,224
	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
累計折舊：									
於2007年1月1日	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
匯兑調整	2,853	—	—	6,711	64	9,628	—	587	10,215
本年度折舊	10,750	19	—	26,824	4,074	41,667	—	2,517	44,184
出售時回撥	—	—	—	(58,912)	(798)	(59,710)	—	—	(59,710)
於2007年12月31日	47,652	1,884	—	54,361	4,497	108,394	—	13,493	121,887
賬面淨值：									
於2007年12月31日	274,765	34	278,315	302,423	3,023	858,560	264,224	107,100	1,229,884

13. 固定資產（續）

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於2008年1月1日	1,385	2,500	1,220	5,105	103,800	108,905
增置	—	14	—	14	—	14
出售	—	(1,033)	—	(1,033)	—	(1,033)
公允價值調整	—	—	—	—	(17,889)	(17,889)
於2008年12月31日	1,385	1,481	1,220	4,086	85,911	89,997
代表：						
成本	1,385	1,481	1,220	4,086	—	4,086
估值 — 2008年	—	—	—	—	85,911	85,911
	1,385	1,481	1,220	4,086	85,911	89,997
累計折舊：						
於2008年1月1日	1,351	1,962	992	4,305	—	4,305
本年度折舊	12	146	64	222	—	222
出售時回撥	—	(990)	—	(990)	—	(990)
於2008年12月31日	1,363	1,118	1,056	3,537	—	3,537
賬面淨值：						
於2008年12月31日	22	363	164	549	85,911	86,460

13. 固定資產（續）

(b) 本公司（續）

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於2007年1月1日	1,385	2,431	1,220	5,036	98,200	103,236
增置	—	79	—	79	—	79
出售	—	(10)	—	(10)	—	(10)
公允價值調整	—	—	—	—	5,600	5,600
於2007年12月31日	1,385	2,500	1,220	5,105	103,800	108,905
代表：						
成本	1,385	2,500	1,220	5,105	—	5,105
估值 — 2007年	—	—	—	—	103,800	103,800
	1,385	2,500	1,220	5,105	103,800	108,905
累計折舊：						
於2007年1月1日	1,332	1,819	928	4,079	—	4,079
本年度折舊	19	153	64	236	—	236
出售時回撥	—	(10)	—	(10)	—	(10)
於2007年12月31日	1,351	1,962	992	4,305	—	4,305
賬面淨值：						
於2007年12月31日	34	538	228	800	103,800	104,600

13. 固定資產（續）

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	2008年 千元	2007年 千元	**2008年 千元**	2007年 千元
於香港以長期租賃持有	**85,911**	103,800	**85,911**	103,800
於中國其他地區以中期租賃持有	**629,013**	542,289	**—**	—
	714,924	646,089	**85,911**	103,800
代表：				
以公允價值列賬的土地及建築物	**262,388**	264,224	**85,911**	103,800
以成本列賬的建築物	**345,156**	274,765	**—**	—
	607,544	538,989	**85,911**	103,800
以經營租賃持作自用的租賃土地權益	**107,380**	107,100	**—**	—
	714,924	646,089	**85,911**	103,800

(d) 本集團及本公司位於香港的投資物業於2008年12月31日由一所獨立測量師行—威格斯資產評估顧問有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估，重估總金額為85,911,000元（2007年：103,800,000元）。本集團位於中國的投資物業於2008年12月31日由一所在中國註冊獨立測量師行—廣東財興資產評估土地房地產估價有限公司按公開市值基準重估，重估總金額為176,477,000元（2007年：160,424,000元）。

13. 固定資產（續）

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期1至28年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	2008年 千元	2007年 千元	**2008年 千元**	2007年 千元
1年內	**22,622**	11,643	**1,450**	2,952
1年後但5年內	**10,673**	7,174	**—**	1,121
5年後	**19,806**	20,483	**—**	—
	53,101	39,300	**1,450**	4,073

14. 佔附屬公司的權益

		本公司	
	附註	**2008年 千元**	2007年 千元
非上市股份（按成本值）		**211,409**	211,409
向附屬公司提供的借款	*(ii)*	**158,143**	130,928
應收附屬公司款項	*(iii)*	**439,382**	466,976
		808,934	809,313
減：減值虧損		**(294,114)**	(328,063)
		514,820	481,250

附註：

(i) 主要附屬公司的詳情載於附註34。清盤中而未綜合至財務報表的公司之詳情載於附註35。

(ii) 向附屬公司提供的借款是計息的，其年利率為以香港或中國的指定商業銀行的2年定期存款息率加0.5%（2007年：以香港或中國的指定商業銀行的1年定期存款息率加0.5%）。此等借款為無抵押及需於1年內償還。

(iii) 應收附屬公司款項為免息、無抵押及無固定償還條款。

15. 佔聯營公司的權益

	本集團		本公司	
	2008年 千元	2007年 千元	**2008年 千元**	2007年 千元
非上市股份（按成本值）	**—**	—	**244,980**	244,980
應佔資產淨值	**206,893**	199,010	**—**	—
	206,893	199,010	**244,980**	244,980
減：減值虧損	**(1,087)**	—	**(76,822)**	(75,722)
	205,806	199,010	**168,158**	169,258
轉至待出售之非流動資產	**(3,833)**	—	**(3,880)**	—
	201,973	199,010	**164,278**	169,258

由於本公司於年內簽署協議以出售其擁有中山寶利食品有限公司30%所有股權權益，因此該聯營公司於2008年12月31日重新分類為待出售之非流動資產。本集團及本公司帳上分別確認1,087,000元（2007：零元）及1,100,000元（2007：零元）的減值虧損以降低其賬面值至公允值減其出售成本。有關交易於2009年3月完成。

主要聯營公司均在中國成立，詳情載於附註36。

聯營公司財務資料概要

	資產 千元	負債 千元	權益 千元	收入 千元	稅後溢利 千元
2008年					
百份之百	**737,066**	**(215,734)**	**521,332**	**1,539,584**	**41,176**
本集團實際權益	**293,169**	**(86,276)**	**206,893**	**613,154**	**16,528**
2007年					
百份之百	681,543	(180,018)	501,525	1,314,898	50,607
本集團實際權益	270,935	(71,925)	199,010	522,804	20,390

16. 其他非流動金融資產

	本集團及本公司	
	2008年	2007年
	千元	千元
股權證券		
非上市股權證券（按成本）	**540**	540
減：減值虧損	**(540)**	(540)
	—	—

17. 交易證券

	本集團及本公司	
	2008年	2007年
	千元	千元
交易證券（按市值）		
香港上市股權證券	**2,259**	6,399

18. 資產負債表內的所得稅

(a) 綜合資產負債表內的本期稅項為：

	本集團	
	2008年 千元	2007年 千元
本年度香港利得稅準備	**6,218**	86
已付暫繳利得稅	**—**	(86)
	6,218	—
與以往年度有關可收回利得稅結餘	**(81)**	(456)
香港以外稅項	**17,645**	19,934
	23,782	19,478
代表：		
可收回本期稅項	**(151)**	(456)
應付本期稅項	**23,933**	19,934
	23,782	19,478

(b) 遞延稅項資產及負債被確認：

本集團

於綜合資產負債表內確認的遞延稅項（資產）／負債的構成部份及其年內變動如下：

	超過有關折舊的折舊免稅額 千元	投資物業重估 千元	稅務虧損 千元	存貨降值準備 千元	其他 千元	總額 千元
遞延稅項源自：						
於2008年1月1日	10,640	14,259	(2,866)	—	—	22,033
匯兌調整	678	694	—	(109)	(7)	1,256
列支／（計入）綜合損益表內	1,526	(3,125)	2,569	(8,717)	211	(7,536)
稅率變更的影響	1	(165)	164	—	—	—
於2008年12月31日	12,845	11,663	(133)	(8,826)	204	15,753
於2007年1月1日	11,436	11,679	(1,428)	—	—	21,687
匯兌調整	771	761	—	—	—	1,532
列支／（計入）綜合損益表內	1,301	4,371	(1,438)	—	—	4,234
稅率變更的影響	(2,868)	(2,552)	—	—	—	(5,420)
於2007年12月31日	10,640	14,259	(2,866)	—	—	22,033

18. 資產負債表內的所得稅（續）

(b) 遞延税項資產及負債確認：（續）

本集團

	2008年 千元	2007年 千元
於綜合資產負債表內確認的遞延税項資產淨額	**(9,426)**	—
於綜合資產負債表內確認的遞延税項負債淨額	**25,179**	22,033
	15,753	22,033

(c) 未被確認的遞延税項資產：

	本集團		本公司	
	2008年 千元	2007年 千元	2008年 千元	2007年 千元
税務虧損	**374,919**	400,893	**370,375**	393,200

根據現時税務條例，除零元（2007年：4,144,000元）未確認税務虧損將於未來五年內過期外，其餘税務虧損並沒有到期。

(d) 未被確認的遞延税項負債：

截至2008年12月31日，由於本公司控制其附屬公司的股息政策，有關國內附屬公司於本年分派利潤的應付扣繳税的遞延税項負債3,384,000元（2007年：零元）並沒有被確認。本公司決定此等保留溢利很可能於可見未來不會派發。

19. 存貨

(a) 於綜合資產負債表內的存貨包括：

	本集團	
	2008年 千元	2007年 千元
原材料、零備件及消耗品	**167,867**	213,805
在產品	**21,615**	48,837
製成品	**211,610**	58,701
	401,092	321,343

(b) 被確認為費用的存貨金額分析如下：

	本集團	
	2008年 千元	2007年 千元
已出售存貨賬面值	**2,653,708**	1,412,878
存貨降值準備	**50,057**	104
	2,703,765	1,412,982

20. 業務及其他應收款項、訂金及預付款

	本集團		本公司	
	2008年 千元	2007年 千元	2008年 千元	2007年 千元
業務應收款項	**76,670**	30,768	**32**	27
應收票據（*附註(ii)*）	**196,386**	347,198	**—**	—
其他應收款項、訂金及預付款	**50,421**	67,731	**600**	351
應收聯營公司	**21,152**	—	**21,152**	—
應收關連公司款項（*附註(i)*）	**1,860**	7,791	**—**	—
	346,489	453,488	**21,784**	378

20. 業務及其他應收款項、訂金及預付款（續）

附註：

(i) *金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。*

(ii) *於2008年12月31日，有賬面值為66,176,000元（2007年：零元）的應收票據作為一間國內銀行的抵押，以取得銀行額度。*

(iii) *於業務及其他應收款項、訂金及預付款中預期可於1年後收回的結餘為226,000元（2007年：810,000元）。*

(a) 賬齡分析

包括在業務及其他應收款項、訂金及預付款中的業務應收款項、應收票據及應收關連公司業務款項（減呆壞賬準備淨額），以發票日期分類之賬齡分析如下：

	本集團		本公司	
	2008年 千元	2007年 千元	**2008年 千元**	2007年 千元
1個月內	**162,772**	131,793	**32**	27
1至3個月	**65,853**	158,685	**—**	—
超過3個月但少於12個月	**46,291**	95,279	**—**	—
	274,916	385,757	**32**	27

本集團有一套既定政策，信貸期由需預付至不超過180日。

本集團信貸政策的進一步詳情載於附註26(a)。

20. 業務及其他應收款項、訂金及預付款（續）

(b) 業務應收款項及應收票據減值

業務應收款項及應收票據的減值虧損於撥備賬入賬，惟管理層認為收回金額的機會甚微除外，於此情況下，減值虧損與業務應收款項及應收票據直接撇銷（見附註1(j)(i)）。

年內呆賬撥備變動載列如下：

	本集團		本公司	
	2008年 **千元**	2007年 千元	**2008年** **千元**	2007年 千元
於1月1日	**19,209**	19,250	**7,289**	7,240
確認減值虧損	**23**	49	**—**	49
應收款減值虧損回撥	**—**	(90)	**—**	—
不能收回款撇除	**(19,209)**	—	**(7,289)**	—
於12月31日	**23**	19,209	**—**	7,289

於2008年12月31日，本集團及本公司的業務應收款項及應收票據分別為23,000元（2007年：19,209,000元）及零元（2007年：7,289,000元）個別釐定為已減值。個別減值應收款項與有財務困難或拖欠款項的客戶有關，而管理層評估預期此等結餘不能收回。因此全數呆賬之特定撥備已確認。本集團及本公司並無就此等結餘持有任何抵押品。

20. 業務及其他應收款項、訂金及預付款（續）

(c) 並無減值的業務應收款項及應收票據

並無個別或集體視為減值的業務應收款項、應收票據及應收關連公司業務款項的賬齡分析如下：

	本集團		本公司	
	2008年 千元	2007年 千元	**2008年 千元**	2007年 千元
並無逾期或減值	**272,297**	376,081	**32**	27
逾期少於1個月	**277**	9,669	**—**	—
逾期1至3個月	**261**	7	**—**	—
逾期4至6個月	**2,081**	—	**—**	—
	2,619	9,676	**—**	—
	274,916	385,757	**32**	27

並無逾期或減值的應收款項與多名並無近期欠款記錄之客戶相關。

已逾期但無減值的應收款項與多名擁有良好記錄之本集團及本公司獨立客戶相關。根據過往經驗，管理層相信，由於信貸水平無重大變動，而結餘仍被視為可悉數收回，故毋須就此等結餘作減值撥備。本集團及本公司並無就此等結餘持有任何抵押品。

21. 現金及現金等價物

	本集團		本公司	
	2008年	2007年	**2008年**	2007年
	千元	千元	**千元**	千元
銀行定期存款	**149,273**	63,394	**—**	1,003
銀行存款及現金	**278,736**	83,615	**2,010**	662
於資產負債表內的現金及現金等價物	**428,009**	147,009	**2,010**	1,665
已抵押的銀行結餘	**(37,566)**	(55,900)	**—**	—
於綜合現金流量表內的現金及現金等價物	**390,443**	91,109		

22. 業務及其他應付款項

	本集團		本公司	
	2008年	2007年	**2008年**	2007年
	千元	千元	**千元**	千元
業務應付款項	**47,478**	83,502	**29**	29
應付票據	**—**	11,597	**—**	—
其他應付款項及應計提費用	**129,632**	152,665	**16,147**	12,449
應付附屬公司款項	**—**	—	**29,989**	29,878
應付聯營公司款項	**21**	19	**—**	—
應付關連公司款項（附註(i)）	**274,350**	130,352	**—**	—
應付同母系附屬公司款項	**23,250**	23,250	**—**	—
應付直接控股公司	**20**	—	**20**	—
衍生金融工具（附註26(d)）	**6,285**	346	**—**	—
	481,036	401,731	**46,185**	42,356

22. 業務及其他應付款項（續）

附註：

(i) 金額為與一間非全資擁有的附屬公司的少數股東有關的公司業務應付款項結餘。

(ii) 預期將於1年後付清的業務及其他應付款項為1,213,000元（2007年：905,000元）。

包括在業務及其他應付款項中的業務應付款項、應付票據及應付關連公司業務款項，其賬齡分析如下：

	本集團		本公司	
	2008年	2007年	**2008年**	2007年
	千元	千元	千元	千元
1個月內或接獲通知時到期	**263,303**	225,451	**29**	29
1個月後但3個月內到期	**58,525**	—	—	—
	321,828	225,451	**29**	29

23. 借款

		本集團	
		2008年	2007年
	附註	千元	千元
(a) 銀行借款			
— 無抵押	*(i)*	**85,043**	281,720
— 以應收票據作抵押	*(ii)*	—	168,988
— 以銀行存款作抵押	*(iii)*	**24,521**	52,720
— 以投資物業作抵押	*(iv)*	**480,000**	—
		589,564	503,428

23. 借款（續）

(a) 銀行借款（續）

於2008年12月31日，銀行借款須償還如下：

	本集團	
	2008年 千元	2007年 千元
1年內或接獲通知時到期	**184,521**	423,336
1年後但2年內	**245,043**	—
2年後但5年內	**160,000**	80,092
	405,043	80,092
	589,564	503,428

附註：

(i) *截至2008年12月31日止，無抵押銀行借款為授予本集團一間非全資附屬公司中粵浦項的借款，並由本集團的一少數股東及本集團一附屬公司中粵馬口鐵提供賬面值分別為零元（2007年：80,043,000元）及85,043,000元（2007年：80,092,000元）的擔保。截至2008年12月31日止，一少數股東就此等銀行借款向中粵馬口鐵提供28,915,000元的反擔保。*

(ii) *截至2007年12月31日止，此等借款以賬面值為168,988,000 元的應收票據作抵押。*

(iii) *此等借款以銀行存款24,515,000元(2007年：50,571,000元)作抵押。*

(iv) *此等借款由本公司作擔保，並提供位於香港的投資物業(其賬面值為85,911,000元)作抵押。*

此外，根據貸款協議，倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求，即時償還尚未償還借款及所有應計利息。

另外，此等借款取決於履行與本集團某些資產負債表及損益表比率有關的條款，此等條款為財務機構的借款安排中經常使用；如本集團違反有關條款，有關借款將會於接獲銀行通知時到期。本集團定期地監察有否遵守此等條款；本集團流動性風險管理的進一步詳情列載於附註26(b)。截至2008年12月31日止，本集團並無違反任何與銀行借款有關的條款。

23. 借款（續）

	本集團及本公司	
	2008年	2007年
	千元	千元
(b) 直接控股公司借款	**10,000**	21,216

此借款為無抵押，年利率按3個月香港銀行同業拆息加0.35%（2007年：3個月香港銀行同業拆息加0.35%）計算，並須於2009年6月30日償還。

	本集團	
	2008年	2007年
	千元	千元
(c) 少數股東借款	**2,940**	—

此借款是向本集團一間非全資附屬公司提供，為無抵押、免息及須於2009年12月31日償還。本集團亦按其股權比例向該非全資附屬公司提供3,060,000元借款。

24. 股權結算以股份為基礎的交易

為了使公司的股票期權計劃條款能與時並進，以及為董事提供更大的彈性，本公司於2001年8月24日採納新股票期權計劃（「2001年股票期權計劃」）。根據2001年股票期權計劃，董事獲授權酌情邀請本公司及其附屬公司的全職受聘僱員（包括執行董事，但不包括非執行董事）認購購股權以認購本公司股份。按2001年股票期權計劃，授出的購股權可自授出日起21天內以書面接納及由承授人以10元的總代價支付予本公司。購股權於授出日期3個月後歸屬，並於5年期間內行使。每份購股權賦予持有人權利認購一股股份。

於2004年6月11日，本公司之股東通過決議案採納具有與目前慣例可資比較之條款之新股票期權計劃（「2004年股票期權計劃」）以招聘及挽留優秀之僱員長遠地為本集團服務，並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。2004年股票期權計劃之合資格參與者包括本公司之董事（包括非執行及獨立非執行董事）、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

24. 股權結算以股份為基礎的交易（續）

同日，本公司之股東亦通過決議案終止2001年股票期權計劃。之前根據2001年股票期權計劃授出之購股權一直有效，直至失效為止。

於2008年12月29日，本公司股東通過決議案採納新股票期權計劃（「2008年股票期權計劃」），條款與目前慣例可資比較，以招聘及挽留優秀之僱員長遠地為本集團服務。2008年股票期權計劃之合資格參與者包括本公司之董事、本集團之高級管理人員或核心技術及管理人員。

根據2008年股票期權計劃，董事獲授權酌情邀請本公司及其附屬公司之任何合資格參與者按零代價接納購股權認購本公司之普通股。待符合本集團及合資格參與者之表現條件，由購股權授出日期起2年、3年、4年及5年後分別歸屬40%、30%、10%及20%。購股權可由授出日期起計5.5年期間內行使。每份購股權賦予持有人權利認購一股普通股。

於同日，本公司股東亦通過決議案終止2004年股票期權計劃。之前根據2004年股票期權計劃授出之購股權一直有效，直至失效為止。

(a) 於年內存在的授出條款及條件如下（所有購股權均以實物股票支付）：

	購股權數目	歸屬的條件	購股權的合約期限
董事持有的購股權：			
— 於2004年2月6日授出	3,500,000	由授出日期起3個月	5年
— 於2006年3月9日授出	5,300,000	由授出日期起3個月	10年
— 於2008年12月30日授出	6,450,000	附註	5.5年
僱員及其他參與者持有的購股權：			
— 於2004年2月6日授出	4,820,000	由授出日期起3個月	5年
— 於2006年3月9日授出	6,350,000	由授出日期起3個月	10年
— 於2008年12月30日授出	2,600,000	附註	5.5年
購股權總數	29,020,000		

附註：待符合本集團及合資格參與者之表現條件，由購股權授出日期起2年、3年、4年及5年後分別歸屬40%、30%、10%及20%。

24. 股權結算以股份為基礎的交易（續）

(b) 購股權的數目及加權平均行使價如下：

	2008年		2007年	
	加權平均行使價	購股權數目千份	加權平均行使價	購股權數目千份
於年初未行使	**1.636元**	**14,450**	1.627元	19,970
於年內授出	**0.750元**	**9,050**		—
於年內失效	**1.660元**	**(1,700)**	1.660元	(1,500)
於年內註銷	**1.622元**	**(6,200)**		—
於年內行使		**—**	1.586元	(4,020)
於年末未行使	**1.125元**	**15,600**	1.636元	14,450
於年末可行使	**1.642元**	**6,550**	1.636元	14,450

於2008年12月31日，未行使的購股權之加權平均行使價為1.125元（2007年：1.636元）及其加權平均餘下合約期限為5.54年（2007年：6.06年）。

24. 股權結算以股份為基礎的交易（續）

(c) 購股權公允價值及假設

服務的公允價值以已授出之購股權作回報是參考已授出之購股權的公允價值去計算。估計已授出之購股權的公允價值是按二項式點陣法模式（「該模式」）去計算。購股權的合約年期用作輸入該模式。預期提早行使購股權也包括在該模式。

	於2008年12月30日授出之購股權	於2006年3月9日授出之購股權
計算日的公允價值	**0.22元**	0.29元
授予日的股價	**0.74元**	1.64元
行使價	**0.75元**	1.66元
預期波幅（於該模式採用以加權平均波幅表達）	**47%**	78%
股權年期（於該模式採用以加權平均年期表達）	**5.5年**	10年
預期股息	**5.410%**	2.564%
無風險利率（按外匯基金票據）	**1.194%**	4.444%

預期波幅是按歷史波幅（按購股權加權平均餘下年期計算），再按公眾可得的資料（預期未來波幅作出改變）加以調整。預期股息按照歷史股息。主觀輸入假設的改變可重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

25. 股本及儲備

(a) 本集團

	歸屬本公司股權持有人											
	股本	股份溢價	資本儲備—購股權	資本儲備—其他	匯兌儲備	特別資本儲備	其他儲備	保留溢利	與待出售之非流動資產有關的儲備	總額	少數股東權益	權益總額
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2008年1月1日	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	—	1,301,504	87,743	1,389,247
已批准與去年有關之股息	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額	—	—	—	—	71,483	—	—	—	—	71,483	5,202	76,685
授出購股權	—	—	4	—	—	—	—	—	—	4	—	4
年內購股權失效及註銷	—	—	(1,426)	—	—	—	—	1,426	—	—	—	—
轉往與待出售之非流動資產有關的儲備	—	—	—	(657)	(1,061)	—	(758)	—	2,476	—	—	—
已宣派與本年有關之股息	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
本年溢利	—	—	—	—	—	—	—	100,646	—	100,646	19,836	120,482
於2008年12月31日	452,802	4,423	1,459	—	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

	歸屬本公司股權持有人										
	股本	股份溢價	資本儲備—購股權	資本儲備—其他	匯兌儲備	特別資本儲備	其他儲備	保留溢利	總額	少數股東權益	權益總額
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2007年1月1日	450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
已批准與去年有關之股息	—	—	—	—	—	—	—	(18,072)	(18,072)	—	(18,072)
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額	—	—	—	—	74,231	—	—	—	74,231	3,832	78,063
轉往法定儲備	—	—	—	—	—	—	2,905	(2,905)	—	—	—
收購少數股東	—	—	—	—	—	—	—	—	—	(37,642)	(37,642)
少數股東出資	—	—	—	—	—	—	—	—	—	85,842	85,842
行使購股權	2,010	4,423	(58)	—	—	—	—	—	6,375	—	6,375
年內購股權失效	—	—	(437)	—	—	—	—	437	—	—	—
已宣派與本年有關之股息	—	—	—	—	—	—	—	(18,108)	(18,108)	—	(18,108)
本年溢利	—	—	—	—	—	—	—	183,809	183,809	(1,931)	181,878
於2007年12月31日	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247

25. 股本及儲備（續）

(b) 本公司

	股本 千元	股份溢價 千元	資本儲備 — 購股權 千元	特別資本儲備 千元	保留溢利 千元	權益總額 千元
於2008年1月1日	**452,802**	**4,423**	**2,881**	**107,440**	**132,432**	**699,978**
已批准與去年有關之股息	—	—	—	—	**(18,112)**	**(18,112)**
年內購股權失效及註銷	—	—	**(1,426)**	—	**1,426**	—
已宣派與本年有關之股息	—	—	—	—	**(18,112)**	**(18,112)**
授出購股權	—	—	**4**	—	—	**4**
本年溢利	—	—	—	—	**75,548**	**75,548**
於2008年12月31日	**452,802**	**4,423**	**1,459**	**107,440**	**173,182**	**739,306**
於2007年1月1日	450,792	—	3,376	107,440	92,074	653,682
已批准與去年有關之股息	—	—	—	—	(18,072)	(18,072)
年內購股權失效	—	—	(437)	—	437	—
已宣派與本年有關之股息	—	—	—	—	(18,108)	(18,108)
行使購股權	2,010	4,423	(58)	—	—	6,375
本年溢利	—	—	—	—	76,101	76,101
於2007年12月31日	452,802	4,423	2,881	107,440	132,432	699,978

25. 股本及儲備（續）

(c) 股本

	2008年		2007年	
	股份數目		股份數目	
	千股	千元	千股	千元
法定：				
每股面值0.5元的普通股	**3,000,000**	**1,500,000**	3,000,000	1,500,000
已發行及繳足：				
於1月1日	**905,603**	**452,802**	901,583	450,792
行使購股權	**—**	**—**	4,020	2,010
於12月31日	**905,603**	**452,802**	905,603	452,802

普通股持有人有權收取不時宣派的股息，並有權於本公司會議上按每股一票的比例投票。就本公司餘下資產而言，所有普通股均享有同等地位。

(d) 根據股票期權計劃已發行股本

於年內，並沒有購股權行使以認購本公司普通股。

於2007年，有購股權以代價6,375,000元行使認購4,020,000股本公司普通股，其中2,010,000元計入股本，而餘額4,365,000元則計入股份溢價。另有58,000元根據列載於附註1(p)(ii)的會計政策從資本儲備—購股權轉到股份溢價賬。

(e) 儲備性質及用途

(i) ***股份溢價***

股份溢價的運用受香港《公司條例》第48B條的規管。

(ii) ***資本儲備—購股權***

資本儲備－購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值，採用根據會計政策附註1(p)(ii)以股份為基礎的支出而確認的。

25. 股本及儲備（續）

(e) 儲備性質及用途（續）

(iii) ***特別資本儲備***

特別資本儲備在本公司於2005年完成的資本重組時產生。有關計入此儲備的數額，本公司向香港高等法院作出承諾，條件為除非及直到達成某些條款，否則此儲備不能作變現溢利及不可派發。

(iv) ***匯兑儲備***

匯兑儲備包括所有由換算香港境外業務的財務報表所產生的匯兑差異。此儲備按列載於附註1(t)的會計政策處理。

(v) 其他儲備為中國成立的實體的法定儲備。

(f) 可派發的儲備

於2008年12月31日，可供派發予本公司股權持有人的儲備總金額為137,171,000元（2007年：78,532,000元）。

(g) 資金管理

本集團管理資金的主要目標為透過將產品及服務價格定於與風險水平成比例的定價，以及按合理成本取得融資維持本集團持續經營的能力，致使其可繼續為股東帶來回報及為其他權益持有人帶來利益。本集團的資本包括其權益。

本集團積極及定期檢討及管理其資本結構，就可能涉及較高股東回報與維持穩健資本狀況的好處及保障間維持平衡，並因應經濟狀況變動對資本結構作出調整。

25. 股本及儲備（續）

(g) 資金管理（續）

本集團按淨債務對資本比率為基準監控其資本結構。本集團的策略為維持淨債務對資本比率在合理水平。為維持或調整該比率，本集團或會調整向股東派息之金額、發行新股份、向股東退還資本、籌集新債務融資或令資產套現以減低債務。於2008年12月31日，本集團的淨債務對資本比率如下：

	2008年 千元	2007年 千元
銀行借款	**589,564**	503,428
直接控股公司借款	**10,000**	21,216
少數股東借款	**2,940**	—
借款	**602,504**	524,644
減：現金及現金等價物	**(428,009)**	(147,009)
淨債務	**174,495**	377,635
本公司股權持有人應佔權益	**1,437,413**	1,301,504
淨債務對資本比率	**12.1%**	29.0%

本集團需維持其股權持有人應佔權益於某一個水平，以符合附註23(a)(iv)所披露需履行的條款。除此以外，本公司或其任何附屬公司均毋須遵守其他外界資金規定。

26. 金融工具

信用、流動性、利率、外幣風險在本集團一般業務過程中出現。本集團亦承受來自其股權投資於其他企業的股權價格風險。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信用風險

本集團的信用風險主要來自業務及其他應收款項、訂金及預付款。管理層訂有信貸政策,而所承受的該等信用風險會持續監察。

與馬口鐵業務有關的業務應收款項及應收票據,本集團會對所有要求超過若干信貸金額的客戶進行信貸評估。業務應收款項通常從賬單日期起30日內到期,而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。而食品貿易業務的信貸期通常介乎1至2個月。鮮活商品經銷業務的信貸期通常少於1個月。根據本集團的物業租賃運作,通常要求租客預付租金。結餘到期超過1個月的債務人須全數償付未償還結餘後,方會獲授任何進一步的信貸。一般而言,本集團不會向其客戶收取抵押品。

於結算日,本集團有一定程度集中的信用風險,本集團最大的債務人及五名最大債務人所佔的業務應收款項及應收票據總額分別為13.3%(2007年:23.3%)及34.3%(2007年:43.1%)。

不計所持任何抵押品,所面對最大信貸風險為資產負債表內每項金融資產的賬面值,扣除任何減值撥備。本集團並沒有提供任何其他擔保而令本集團面對信貸風險。本公司及一間附屬公司向本集團內其他附屬公司提供擔保的詳情載列於附註23(a)。

有關本集團就業務及其他應收款項、訂金及預付款所面對信貸風險的進一步定量披露資料載於附註20。

(b) 流動性風險

本集團內的獨立營運實體自行負責本身的現金管理。但除向主要財務機構存放定期存款外,盈餘現金的短期投資及籌集借款以支付預期的現金需求必須得到母公司的批准。本集團的政策為定期監察流動資金需要,以確保其維持足夠現金及現金等價物儲備及來自主要財務機構的已承諾融資額足以應付其短期及長期的流動資金需要。

26. 金融工具（續）

(b) 流動性風險（續）

下表詳述於結算日本集團及本公司非衍生金融負債及衍生金融負債餘下合約的到期狀況，乃按已訂約未貼現現金流量（包括按合約利率或（倘屬浮動）結算日當日利率計算的利息付款）及本集團及本公司可能需要付款的最早日期為基準作出：

本集團

	2008年					
	賬面值 千元	已訂約未貼現現金流量總額 千元	1年內或接獲通知時到期 千元	超過1年但少於2年 千元	超過2年但少於5年 千元	超過5年 千元
銀行借款	589,564	(602,568)	(193,517)	(248,956)	(160,095)	—
直接控股公司借款	10,000	(10,065)	(10,065)	—	—	—
少數股東借款	2,940	(2,940)	(2,940)	—	—	—
業務及其他應付款項	481,036	(481,036)	(481,036)	—	—	—
	1,083,540	(1,096,609)	(687,558)	(248,956)	(160,095)	—

	2007年					
	賬面值 千元	已訂約未貼現現金流量總額 千元	1年內或接獲通知時到期 千元	超過1年但少於2年 千元	超過2年但少於5年 千元	超過5年 千元
銀行借款	503,428	(523,748)	(434,361)	(5,385)	(84,002)	—
直接控股公司借款	21,216	(22,012)	(22,012)	—	—	—
業務及其他應付款項	401,731	(401,731)	(400,826)	(905)	—	—
	926,375	(947,491)	(857,199)	(6,290)	(84,002)	—

26. 金融工具(續)

(b) 流動性風險(續)

本集團(續)

	2008年				
	已訂約未貼現現金流量總額	1年內或接獲通知時到期	超過1年但少於2年	超過2年但少於5年	超過5年
	千元	千元	千元	千元	千元
以總額結算的衍生金融產品:					
遠期外匯合同(*附註26(d)(i)*)					
— 流出	**(408,243)**	**(408,243)**	—	—	—
— 流入	**401,957**	**401,957**	—	—	—

	2007年				
	已訂約未貼現現金流量總額	1年內或接獲通知時到期	超過1年但少於2年	超過2年但少於5年	超過5年
	千元	千元	千元	千元	千元
以總額結算的衍生金融產品:					
遠期外匯合同(*附註 26(d)(i)*)					
— 流出	(50,456)	(50,456)	—	—	—
— 流入	52,720	52,720	—	—	—

26. 金融工具（續）

(b) 流動性風險（續）

本公司

	2008年					
	賬面值	已訂約未貼現現金流量總額	1年內或接獲通知時到期	超過1年但少於2年	超過2年但少於5年	超過5年
	千元	千元	千元	千元	千元	千元
直接控股公司借款	**10,000**	**(10,065)**	**(10,065)**	—	—	—
業務及其他應付款項	**46,185**	**(46,185)**	**(46,185)**	—	—	—
	56,185	**(56,250)**	**(56,250)**	—	—	—

	2007年					
	賬面值	已訂約未貼現現金流量總額	1年內或接獲通知時到期	超過1年但少於2年	超過2年但少於5年	超過5年
	千元	千元	千元	千元	千元	千元
直接控股公司借款	21,216	(22,012)	(22,012)	—	—	—
業務及其他應付款項	42,356	(42,356)	(42,356)	—	—	—
	63,572	(64,368)	(64,368)	—	—	—

26. 金融工具（續）

(c) 利率風險

本集團及本公司利率風險主要來自計息借款及現金及現金等價物。按可變利率及按固定利率發行之借款使本集團及本公司分別承受現金流量利率風險及公允價值利率風險。本集團及本公司並無使用任何衍生金融產品去對沖利率風險。本集團及本公司之利率概況由管理層監察，列載於下文(i)。

(i) *利率概況*

下表詳細列載於結算日本集團及本公司借款及貸款淨額（計息借款減現金及現金等價物和貸款）之利率概況：

本集團

	2008年		2007年	
	實際利率（每年）	千元	實際利率（每年）	千元
固定利率借款：				
銀行借款	**7.69%**	**24,521**	4.81%	357,816
可變利率借款：				
直接控股公司借款	**3個月香港銀行同業拆息+0.35%**	**10,000**	3個月香港銀行同業拆息+0.35%	21,216
銀行借款	**1個月香港銀行同業拆息+0.6%**	**480,000**	3個月倫敦銀行同業拆息+0.3%	65,520
	中國人民銀行貸款基準利率的90%	**85,043**	中國人民銀行貸款基準利率的90%	80,092
		575,043		166,828
總借款		**599,564**		524,644
現金及現金等價物	**0.97%**	**(428,009)**	2.36%	(147,009)
總借款淨值		**171,555**		377,635
固定利率借款佔總借款之百分比		**4.1%**		68.2%

26. 金融工具（續）

(c) 利率風險（續）

(i) *利率概況（續）*

本公司

	2008年		2007年	
	實際利率（每年）	千元	實際利率（每年）	千元
可變利率借款：				
直接控股公司借款	**3個月香港銀行同業拆息+0.35%**	**10,000**	3個月香港銀行同業拆息+0.35%	21,216
可變利率貸款：				
向附屬公司提供貸款	**香港或中國的指定商業銀行提供的2年定期存款利率+0.5%**	**(158,143)**	香港或中國的指定商業銀行提供的1年定期存款利率+0.5%	(130,928)
現金及現金等價物	**0%**	**(2,010)**	1.49%	(1,665)
總貸款淨值		**(150,153)**		(111,377)

(ii) *敏感度分析*

於2008年12月31日，在所有其他可變因素保持不變之情況下，估計利率整體增加200基點及減少15基點，將分別減少及增加本集團除税後溢利及保留溢利約6,602,000元及495,000元。

於2007年12月31日，在所有其他可變因素保持不變之情況下，估計利率整體增加／減少100基點，將減少／增加本集團除税後溢利及保留溢利約1,049,000元。

上述敏感度分析已假設利率變動已於結算日發生而釐定，並已應用於就於該日所承受來自所有金融工具之利率風險。200基點增加及15基點減少（2007年100基點增加／減少）指管理層對直至下年度結算日期間之利率可能合理變動之評估。2007年分析按相同之基準進行。

26. 金融工具(續)

(d) 外幣風險

本集團承受之外幣風險,主要來自以功能貨幣以外之貨幣計值之相關業務採購及在較少程度上,與出口銷售予海外客戶有關。產生此風險之貨幣主要為美元。

就以功能貨幣以外貨幣持有的業務應收及應付款項而言,本集團透過於需要解決短期不平衡狀況時按現貨價買賣外幣,確保維持其淨風險於可接受水平。

於2008年12月31日,本集團有外幣借款。本集團訂立遠期外匯合同來對沖此等外幣借款,金額為3,144,000美元(相等於24,521,000港元)(2007年:3,022,000美元及416,317,000日元(總金額相等於52,720,000港元))。

此外,於2008年12月31日,本集團承受某些內部借款來自港元及美元的外幣風險金額分別為162,810,000元(2007年:零元)及236,932,000元(2007年:零元),此等借款並非國內附屬公司的功能貨幣。本集團訂立了114,240,000港元及33,500,000美元(總金額相等於375,540,000港元)(2007年:零港元)的遠期外匯合同作為對沖此外匯風險。

上述遠期外匯合同公允價值的變更於損益確認,而於2008年12月31日該等公允值的淨額6,285,000元(2007年:346,000元)確認為衍生金融工具及包括在業務及其他應付款項(附註22)。

除上述外,其他借款均以相關公司的功能貨幣提取借款。

26. 金融工具（續）

(d) 外幣風險（續）

(i) *承受貨幣風險*

下表詳細列載於結算日本集團及本公司承受來自以功能貨幣以外之貨幣計值之相關實體之確認資產或負債之貨幣風險。

本集團

	2008年			
	港元 千元	美元 千元	人民幣 千元	日元 千元
應收及其他應收款項、訂金及預收款	—	5,021	18,695	—
現金及現金等價物	38,248	9,588	27	—
銀行借款	—	(3,144)	—	—
業務及其他應付款項	—	(35,173)	(3,170)	—
來自確認資產及負債之風險總額	38,248	(23,708)	15,552	—
遠期外匯合約之名義款項	—	3,387	—	—
整體風險淨值	38,248	(20,321)	15,552	—

26. 金融工具（續）

(d) 外幣風險（續）

(i) *承受貨幣風險（續）*

本集團

	2007年			
	港元	美元	人民幣	日元
	千元	千元	千元	千元
應收及其他應收款項、訂金及預收款	—	1,948	55	—
現金及現金等價物	14	1,068	—	—
銀行借款	—	(27,010)	—	(416,371)
業務及其他應付款項	(300)	(17,154)	(3,169)	—
來自確認資產及負債之風險總額	(286)	(41,148)	(3,114)	(416,371)
遠期外匯合約之名義款項	—	3,022	—	416,371
整體風險淨值	(286)	(38,126)	(3,114)	—

本公司

	2008年		2007年	
	美元	人民幣	美元	人民幣
	千元	千元	千元	千元
業務及其他應收款項、訂金及預收款	**—**	**18,654**	—	6
現金及現金等價物	**2**	**—**	3	—
業務及其他應付款項	**—**	**(3,170)**	—	(3,169)
整體風險淨值	**2**	**15,484**	3	(3,163)

26. 金融工具(續)

(d) 外幣風險(續)

(ii) *敏感度分析*

敏感度分析顯示本集團除稅後溢利(及保留溢利)及儲備中的其他項目因本集團於結算日面對重大風險的匯率可能合理變動而出現的概約變動。敏感度分析包括本集團公司間的結餘,此結餘以借款人或貸款人的功能貨幣以外之貨幣訂值,但不包括以遠期外匯合同對沖的外幣借款。

於2008年12月31日,若美元兑人民幣貶值/升值2%(2007年:5%),而所有其他可變因素保持不變,估計本集團的除稅後溢利及保留溢利估計會增加/減少3,503,000元(2007年:12,300,000元)。

於2008年12月31日,若人民幣兑港元升值/貶值2%(2007年:5%),而所有其他可變因素保持不變,估計本集團的除稅後溢利及保留溢利估計會減少/增加504,000元(2007年:136,000元)。

以上分析的編製是基於港元及美元的聯繫匯率並不受到美元兑其他貨幣的價值變動重大影響的假設。即是以港元為功能貨幣的實體,假設以美元計量的資產及負債並無任何外幣風險。

敏感度分析乃假設有關匯率變動已於結算日發生而釐定,並已應用於本集團每個實體於該日存在的所有金融工具所面對貨幣風險,且所有其他變數(特別是利率)均維持不變。

上述變動為管理層對下個結算日止期間匯率可能合理變動的評估。以上所呈列分析結果為對本集團每個實體按相關功能貨幣計量的除稅後溢利及權益各自的合計影響,並就呈列按於結算日的匯率換算為港元。2007年分析按相同之基準進行。

(e) 股權價格風險

本集團承受股權價格變更的風險,此風險來自股權投資分類為已上市的交易證券(見附註17)。

本集團上市投資為於香港聯合交易所有限公司上市。管理層定期把其投資表現與預期比較,並評估該等投資與本集團長遠策略計劃的相關性。

26. 金融工具（續）

(f) 公允價值

除應收附屬公司款項為免息及無固定償還條款外，所有金融工具的賬面值均與其於2007年及2008年12月31日的公允價值沒有重大差異。考慮到此等結餘的條款，估計此等結餘的公允價值是不可行的。

(g) 公允價值的估計

交易證券及衍生金融工具的公允價值是基於結算日的市場價格，並沒有扣除任何交易成本。

27. 承擔

(a) 於2008年12月31日，未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	2008年 **千元**	2007年 千元
已訂約	**8,418**	36,016
已授權但未訂約	**2,677**	11,827
	11,095	47,843

(b) 於2008年12月31日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	2008年 **千元**	2007年 千元
1年內	**1,934**	2,142
1年後但5年內	**—**	936
	1,934	3,078

本集團根據經營租賃租用多項物業。租賃初步為期1至3年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於2008年12月31日，本公司已承諾提供6,489,000元（2007年：6,489,000元）資金予本集團一間聯營公司。

28. 重大關連交易

附本財務報表的其他地方所披露的關連交易及結餘外，本集團進行以下的重大關連交易：

(a) 與關連方的交易

年內，依董事認為對本集團而言屬重大的關連交易如下：

	附註	**2008年 千元**	2007年 千元
銷售貨品予關連公司	*(ii)*	**614,931**	33,097
佣金費用應用付予關連公司	*(ii), (iii)*	**8,630**	—
採購貨品自			
—聯營公司		**2,410**	1,289
—關連公司	*(ii)*	**1,434,426**	819,629
從關連公司購買固定資產及相關技術諮詢及培訓服務	*(ii)*	—	141,643
提供水電及租賃服務予一間同母系附屬公司		—	1,179

附註：

(i) 於12月31日與關連人士的結餘包括在資產負債表應收／應付有關人士的款項內。除在附註23(b)披露的直接控股公司借款外，該等結餘乃免抵押、免息及無固定償還條款。

(ii) 關連公司是指一間非全資擁有附屬公司少數股東—株式會社POSCO及其附屬公司。

(iii) 有關提供予本集團出口分銷服務的佣金費用，費用按海外客戶應付的合同價格的1.5%計算。

28. 重大關連交易（續）

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除本財務報表的其他地方所披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

— 銷售及採購商品和輔助原料；

— 提供及接受勞務；

— 資產租賃；

— 購入物業、廠房及設備；及

— 籌借資金。

本集團在日常業務過程中進行此等交易，此等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易，企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) 主要管理人員的酬金

主要管理人員（包括在附註7披露支付本公司董事的金額）的酬金如下：

	2008年 **千元**	2007年 千元
短期僱員福利	**4,689**	2,931
退休後福利	**667**	447
股份報酬福利	**3**	—
	5,359	3,378

總酬金包括在「員工成本」（見附註5(b)）。

29. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至2008年12月31日止年度，計入損益表的本集團退休金費用為5,757,000元(2007年：3,302,000元)。本年度退還的沒收供款為零元(2007年：23,000元)。

30. 主要會計估計及判斷

估計不確定因素的主要來源

董事於應用本集團會計政策時所採用之方法、估計及判斷對本集團之財政狀況及經營業績有重大影響。部份會計政策要求本集團對隱藏不確定性的事項作出估計及判斷。於應用本集團會計政策時採用之關鍵會計判斷於下文闡述。

(a) ***投資物業的評估***

如附註1(g)敘述，投資物業於每個結算日由獨立專業評估師按市值基準作重估。此評估是基於某些假設，此假設受不確定因素影響及可能與實際結果有重大差異。任何增加或減少此評估將會影響本集團及本公司未來年度的業績。

(b) ***所得稅***

本集團須繳納香港及中國所得稅。在決定所得稅準備時是需要重大的判斷。在日常業務過程中有很多交易及計算令最終稅務決定不明朗。如最終稅務結果與當初紀錄的金額不同，此差異便會影響作決定年度的所得稅及遞延稅項準備。

遞延稅項資產的確認主要與稅務虧損有關，此金額取決於管理層對未來可供應課稅溢利沖減可使用稅務虧損，可與實際可使用的稅務虧損的結果不同。

30. 主要會計估計及判斷（續）

估計不確定因素的主要來源（續）

(c) *資產減值*

本集團於每個結算日審閱資產的賬面值，去確定有否客觀減值證據。當發現有減值跡象，管理層便會編製貼現未來現金流量去評估賬面值及使用值的差異及計提減值虧損。如採用在現金流預測的假設有任何更改，會令減值虧損準備增加或減少及影響本集團及本公司的資產淨值。

呆壞賬減值虧損的評估及計提金額是根據管理層定期對賬齡分析作的審閱及可收回性作評估的。當評估每位個別客戶的信貸價值及以往收數紀錄時是需要相當程度的判斷的。

增加或減少以上減值虧損會影響本集團及本公司未來年度的業績。

(d) *存貨降值準備*

本集團於每個結算日審閱存貨的賬面值去確定存貨是否根據載列於附註1(k)的會計政策按成本及可變現淨值兩者較低數額入賬。管理層估計可變現淨值是基於現時市場情況及過往對類似存貨的經驗。任何假設的變更會增加或減少存貨降值準備或以往年度所作降值準備的相關回撥的金額及影響本集團的資產淨值。

(e) *折舊*

固定資產（除投資物業及在建工程）按估計可使用年期以直線法計提折舊。本集團每年審閱資產的可使用年期及其剩餘價值（如有）。倘先前估計有重大變更，則未來期間之折舊支出作出調整。

31. 直接控股公司及最終控股公司

董事認為於2008年12月31日的直接控股公司及最終控股公司分別是粵海控股集團有限公司及廣東粵海控股有限公司。粵海控股集團有限公司於香港成立，而廣東粵海控股有限公司於中國成立。兩間實體並不提供財務報表供公眾使用。

32. 期後事項

於結算日後，董事建議派發末期息，進一步詳情於附註10(a)披露。

33. 已頒佈但尚未於2008年12月31日止年度生效之修訂、新準則及詮釋可能構成的影響

直至本財務報表發出當日，香港會計師公會頒佈了多項於截至2008年12月31日止年度尚未生效的修訂、新準則和詮釋，而本集團並未於本財務報表內採納。

本集團正評估此等修訂、新準則及新詮釋在首次採用的期間產生的影響。迄今為止本集團的結論為採納上述者不會引致本公司的營運業績和財務狀況重新列示。

此外，預期以下發展會引致財務報表有修訂的披露（包括於第一次採納期間比較金額的重列）：

		將於以下日期或之後的會計期間開始生效
香港財務報告準則第8號	經營分類	2009年1月1日
香港會計準則第1號（經修訂）	財務報表的呈列	2009年1月1日

34. 主要附屬公司清單

於2008年12月31日的主要附屬公司（主要影響本集團的業績、資產及負債）的詳情如下：

附屬公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	已發行股本／註冊股本的面值比例 附屬公司	主要業務
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	—	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	—	無業務
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	—	無業務
廣南行有限公司	香港	普通股	73,916,728元	100%	—	食品代理及貿易

34. 主要附屬公司清單（續）

附屬公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
廣南生豬貿易有限公司	香港	普通股	12,000,000元	—	51%	活豬經銷
中粵材料有限公司	香港	普通股	10元	—	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	—	—	
中山市山海實業有限公司#	中國	不適用	人民幣45,600,000元	—	100%	物業發展及租賃
中山中粵馬口鐵工業有限公司#	中國	不適用	68,006,200美元	—	100%	生產及銷售馬口鐵產品
中粵浦項（秦皇島）馬口鐵工業有限公司*	中國	不適用	30,000,000美元	—	66%	生產及銷售馬口鐵產品

* *於中國成立的中外合資企業*

\# *於中國成立的外商獨資企業*

35. 清盤中的公司清單

已入稟法院申請清盤的公司的詳情如下：

公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司
廣東廣南天美食品發展有限公司#	中國	不適用	人民幣34,820,000元	—	55%

於中國成立的中外合資企業，並於2001年7月被入稟法院申請清盤

36. 主要聯營公司清單

於2008年12月31日的主要聯營公司的詳情如下：

聯營公司名稱	成立地點／經營地點	所持股份類別	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	—	加工及銷售玉米食品及飼料產品

* 於中國成立的中外合資企業

1. 年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定於年報內予以披露。以下第A、B及C項所述之交易為持續關連交易(合稱「該等交易」)，須遵守上市規則第14A.37至14A.41條之年度審閱規定，以及上市規則第14A.45至14A.46條之申報規定。

於年內進行之該等交易詳情如下：

A. 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)和中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)(本集團擁有66%權益的附屬公司)在彼等之日常業務過程中及按一般商業條款，向株式會社POSCO(「POSCO」)及其附屬公司(合稱「浦項集團」)購入基板之金額約1,434,426,000港元(「購買基板交易」)。POSCO是中粵浦項之主要股東。

B. 中粵馬口鐵在其日常業務過程中及按一般商業條款，向浦項(中國)投資有限公司(「浦項中國」)供應馬口鐵及馬口鐵相關產品之金額約18,253,000港元(「中粵馬口鐵銷售馬口鐵交易」)。浦項中國是POSCO的全資附屬公司及中粵浦項之主要股東。

C. 中粵浦項在其日常業務過程中及按一般商業條款，向浦項集團供應馬口鐵及馬口鐵相關產品之金額約588,048,000港元(「中粵浦項銷售馬口鐵交易」)。

本公司之董事會(包括獨立非執行董事)已審閱上文A、B及C項所述該等交易及確認該等交易：

(i) 由中粵馬口鐵及中粵浦項於彼等之日常及一般業務過程中訂立；

(ii) 按一般商業條款或不遜於給予或來自獨立第三者之條款進行；及

(iii) 根據該等交易之協議條款進行，而交易條款屬公平合理，並符合本公司股東整體利益。



董事會（包括獨立非執行董事）亦確認：

(i) 截至2008年12月31日止年度購買基板交易所涉及總金額並不超逾已在2007年1月8日的公告所披露的上限金額2,071,212,000港元；

(ii) 截至2008年12月31日止年度中粵馬口鐵銷售馬口鐵交易所涉及總金額並不超逾已在2007年4月30日的公告所披露的上限金額25,061,400港元；及

(iii) 截至2008年12月31日止年度中粵浦項銷售馬口鐵交易所涉及總金額並不超逾已在2007年12月11日的公告所披露的上限金額836,791,800港元。

董事會已要求本公司之核數師就持續關連交易進行若干協定程序，並已收到核數師根據上市規則第14A.38條發出之函件。

2. 於2008年1月25日，本公司的全資附屬公司與兩間銀行（「貸款人」）訂立了融資協議（「貸款協議」），獲得本金額最高達480,000,000港元之3年期貸款融資。根據貸款協議規定，倘粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求即時償還尚未償還借款及所有應計利息。

   除上文所披露者外，本公司概無任何根據上市規則第13.21條之其他披露責任。

3. 於結算日，本公司的全資附屬公司廣南超市發展有限公司（「廣南超市發展」）向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司（「天美」）所提供的若干貸款合共人民幣8,000,000元仍未償還。該等借款為無抵押、按年息率介乎11.5%至12%計息。此外，於結算日，天美欠廣南超市發展59,600,000港元，此欠款乃無抵押及免息。於2001年7月，其主要債權人已向中國法院申請將天美清盤。按此，於結算日，天美已從本公司的綜合財務報表分拆出來，並已就天美的欠款全數撥備。

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6–8號瑞安中心29樓	商業	100%	長期
中國廣東省中山市中山港 2號出口加工區 中山市山海實業有限公司 之土地、建築物及結構物	工業/住宅	100%	中期
中國河北省秦皇島 經濟技術開發區(東區) 中粵路3號 中粵浦項(秦皇島)工業有限公司 之土地、建築物及結構物	工業	66%	中期

業績

	附註	2008年 千元	2007年 千元	2006年 千元	2005年 千元	2004年 千元 (重列)
		截至12月31日止年度				
營業額		**2,979,868**	1,593,460	1,221,254	921,217	681,875
經營溢利		**167,287**	109,884	110,794	80,369	75,279
非經營收入		**—**	40,021	—	59,746	76,306
投資物業估值(虧損)/收益淨額		**(19,429)**	16,075	23,123	20,497	14,287
融資成本		**(24,905)**	(11,927)	(2,906)	(396)	(547)
應佔聯營公司溢利減虧損		**16,528**	20,390	19,259	20,315	25,477
除税前溢利		**139,481**	174,443	150,270	180,531	190,802
所得税		**(18,999)**	7,435	(23,476)	(736)	(28,536)
本年持續業務溢利		**120,482**	181,878	126,794	179,795	162,266
本年終止業務虧損		**—**	—	—	—	(9,674)
本年溢利		**120,482**	181,878	126,794	179,795	152,592
歸屬予:						
本公司股權持有人		**100,646**	183,809	121,320	175,759	146,616
少數股東權益		**19,836**	(1,931)	5,474	4,036	5,976
本年溢利		**120,482**	181,878	126,794	179,795	152,592
每股盈利	*(ii)*					
基本		**11.1仙**	20.3仙	13.5仙	19.5仙	16.3仙
攤薄		**11.1仙**	20.3仙	13.5仙	不適用	不適用
每股股息						
中期		**2.0仙**	2.0仙	1.5仙	—	—
建議末期		**1.5仙**	2.0仙	2.0仙	1.5仙	—

資產與負債

	截至12月31日				
	2008年 **千元**	2007年 千元	2006年 千元	2005年 千元	2004年 千元 （重列）
固定資產	**1,289,614**	1,229,884	805,781	434,406	370,808
佔聯營公司權益	**201,973**	199,010	182,434	176,003	169,689
其他非流動資產	**9,426**	—	—	46	202
流動資產淨值	**479,403**	62,478	144,383	380,978	254,835
總資產減流動負債	**1,980,416**	1,491,372	1,132,598	991,433	795,534
非流動負債	**(430,222)**	(102,125)	(21,687)	(12,217)	(9,833)
	1,550,194	1,389,247	1,110,911	979,216	785,701
股本	**452,802**	452,802	450,792	450,792	901,583
儲備	**984,611**	848,702	622,477	499,090	(140,668)
本公司股權持有人應佔權益總額	**1,437,413**	1,301,504	1,073,269	949,882	760,915
少數股東權益	**112,781**	87,743	37,642	29,334	24,786
權益總額	**1,550,194**	1,389,247	1,110,911	979,216	785,701

附註：

(i) 香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則，並於2005年1月1日或其後開始的會計年度生效或供提早採用。2004年及2005年的數字已按此等新訂及經修訂的政策調整。

(ii) 基於2005年12月發生之股份合併，每10股已發行及未發行的股份合併為1股新股，2004年之每股盈利已作追溯性調整。

GUANGNAN (HOLDINGS) LIMITED
Annual Report 2008

Contents

Corporate Information

(As at 9 April 2009)

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors

HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

SUNG Hem Kuen

Registered Office

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone : (852) 2828 3938
Facsimile : (852) 2583 9288
Website : http://www.gdguangnan.com

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
Bank of China Limited, Zhongshan Branch
China Construction Bank Corporation, Zhongshan Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2,000 shares
Financial year end	31 December

Shareholders' Calendar

Closure of Register of Members	3 June 2009 to 5 June 2009
Annual General Meeting	5 June 2009
Final Dividend	HK1.5 cents per share
Payment Date	29 June 2009

Financial Highlights

(Expressed in Hong Kong dollars)



	2008 $'000	2007 $'000	Change
Turnover	**2,979,868**	1,593,460	+87.0%
Profit from operations	**167,287**	109,884	+52.2%
Profit attributable to shareholders	**100,646**	183,809	–45.2%
Basic earnings per share	**11.1 cents**	20.3 cents	–45.3%
Dividend per share			
Interim	**2.0 cents**	2.0 cents	
Proposed final	**1.5 cents**	2.0 cents	
	3.5 cents	4.0 cents	–12.5%
Total assets	**2,682,846**	2,357,589	+13.8%
Shareholders' equity	**1,437,413**	1,301,504	+10.4%

Chairman's Statement

I hereby report to the shareholders that Guangnan (Holdings) Limited (the "Company") and its subsidiaries (the "Group") recorded a consolidated profit attributable to equity shareholders of the Company of HK$100,646,000 in 2008, representing a decrease of 45.2% compared with HK$183,809,000 in 2007. The basic earnings per share were HK11.1 cents, representing a decrease of 45.3% from HK20.3 cents in 2007.

Dividend

The board of directors of the Company (the "Board") recommends the payment of a final dividend of HK1.5 cents per share for the year 2008. The final dividend for 2008, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 29 June 2009.

Review

In 2008, consolidated turnover was HK$2,979,868,000, a substantial increase of 87.0% from HK$1,593,460,000 in 2007. Profit from operations was HK$167,287,000, a substantial increase of 52.2% from HK$109,884,000 in 2007. During the year, both tinplating and fresh and live foodstuffs businesses had achieved satisfactory growth.

After the tinplating plant in Qinhuangdao City with an annual production capacity of 250,000 tonnes of tinplates commenced production in February 2008, together with the annual production capacity of our tinplating plant in Zhongshan increasing to 220,000 tonnes, the total production capacity of our tinplating business increased to the current level of 470,000 tonnes of tinplates and 150,000 tonnes of black-plates. Our competitive strengths were further enhanced.

The tinplating market had been very volatile during 2008. At the beginning of the year, the prices of raw materials such as iron ore increased substantially, resulted in the rapid upswing for the prices of iron and steel within a short period. It was until the fourth quarter that the prices of iron and steel slumped after the occurrence of global financial tsunami, which led to great fluctuation in the tinplating market. Through flexible marketing strategies and effective cost control measures, the Group managed to achieve a significant growth for its tinplating business in 2008 in terms of production and sales volume, as well as turnover as compared with 2007.

As to the fresh and live foodstuffs business, the Group successfully embarked on live pigs distribution from mainland China since December 2007, which had become our new source of profit growth. Average overall market share in 2008 was approximately 40%, contributing to desirable and relatively steady earnings of the Group.

Being affected by the global financial tsunami, the price of office units in Hong Kong generally fell during the fourth quarter of 2008. Valuation losses on investment properties of HK$19,429,000 (2007: valuation gains of HK$16,075,000) were recorded in 2008. In addition, there was no non-operating income during the year (2007: HK$40,021,000).



Prospects

Notwithstanding the fact that the global economy will hardly resume its prosperity during 2009, with the government support in enormously driving domestic demand and the policies in stimulating consumption, the economic performance of China as a whole will be better than other countries in the world. Confidence in the market will also recover more rapidly. The tinplating business of the Group is turning around from a high growth period in 2008 to a phase of consolidation in 2009. Faced with the challenges brought by numerous uncertain factors subsisting in the macro-economy, we will continue to focus on various aspects such as cost control, product quality enhancement, new product development, exploration in new product categories, market share expansion, as well as maintaining sufficient liquidity in funds. By leveraging on our sound financial position, together with the ongoing growing live pigs distribution business, it is anticipated that the operating results for 2009 will remain steady and lay a solid foundation for a new cycle of development.

Finally, on behalf of the Board, I would like to express my sincere gratitude to our investors for their strong support to the Group over the year, and to our management and staff members of the Group for their commitment to the development of the Group.

Liang Jiang
Chairman

Hong Kong, 9 April 2009

Management Discussion & Analysis

Business Review

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds 66% interests in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd.

In 2008, the production volume of tinplates by the Group amounted to 304,225 tonnes, an increase of 62.5% compared with 2007. Of which, 194,484 tonnes and 109,741 tonnes were produced by Zhongyue Tinplate and Zhongyue Posco respectively. A total of 292,398 tonnes of tinplates were sold by the two plants during the year, an increase of 48.0% compared with 2007. The turnover of the tinplating business was HK$2,750,900,000, representing an increase of HK$1,300,775,000 or 89.7% compared with 2007. Profit from operations was HK$67,762,000, a decrease of HK$8,687,000 or 11.4% compared with 2007.

At the beginning of the year, the prices of raw materials such as iron ore increased substantially, resulted in the rapid upswing for the prices of iron and steel within a short period. It was until the fourth quarter of 2008 that the prices of iron and steel slumped. The sales volume and selling price of the Group's tinplate products dropped substantially following the overall decrease in demand from the market. As such, the management has written down its inventories by HK$50,041,000 (2007: HK$Nil), resulted in the decrease in profit from operations of the tinplating business compared with 2007.

After the tinplating plant of Zhongyue Posco commenced production in February 2008, the Group successfully seized the unprecedented opportunities arising in the market, and expanded the export volume significantly. This, together with the continuous enhancement in the product quality of black-plates produced by Zhongyue Tinplate, brought competitive advantages to the Group from the two major tinplating production bases in the northern and southern regions. Synergetic effect was resulted from the complement of resources, contributing to a significant growth in the production and sales volume as well as turnover for the tinplating business. In 2009, the tinplating business will enter into its phase of consolidation. The Group will continue to devote its efforts in widening the purchasing channels, actively reducing costs and enhancing product quality. By leveraging on the existing production capacity, our competitive advantages will be defined. Through the formulation of sales and marketing strategies that monitor the market trend more closely, we will expand our market share in mainland China as well as develop the overseas market, thus increasing the sales volume. We will also refine our internal systems and strengthen team building, so as to enhance the level of management. This lays a solid foundation and will in turn create a broader room for our profit in future.

Fresh and live foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds 51% interests in Guangnan Live Pigs Trading Limited.

In 2008, turnover of the fresh and live foodstuffs business amounted to HK$203,626,000, representing an increase of HK$86,469,000 or 73.8% as compared with 2007. The profit from operations was HK$76,808,000, representing a marked increase of 262.1% as compared with HK$21,213,000 in 2007. The growth was mainly attributable to the embarkation on live pigs distribution business since December 2007. Notwithstanding increasing market competition and insufficient enclosure spaces, and the impact on live poultry agency business resulted from the announcement by the Hong Kong government on the arrangements to accept for the return of licences by live poultry retailers in July 2008, the business grew healthily on the back of the tremendous vibrancy of our operations team and the strong support from predominant suppliers.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office units in Hong Kong.

In 2008, turnover from property leasing business of the Group was HK$25,342,000, a decrease of 3.2% as compared with 2007. The profit from operations amounted to HK$14,509,000, a decrease of 13.5% as compared with 2007. In addition, the price of office units in Hong Kong fell generally during the fourth quarter of 2008. Valuation losses on the investment properties of HK$19,429,000 (2007: valuation gains of HK$16,075,000) were included in the consolidated income statement of the Group.

Associates

In 2008, Yellow Dragon Food Industry Co., Limited, a principal associate of the Group, recorded a sales volume of 402,529 tonnes of corn starch, its major products, representing an increase of 2.1% as compared with 2007. Turnover amounted to HK$1,512,791,000 or an increase of 17.9% and its profit attributable to shareholders amounted to HK$41,751,000 or a decrease of HK$10,327,000 or 19.8% as compared with 2007.

Financial Position

As at 31 December 2008, the Group's total assets and total liabilities amounted to HK$2,682,846,000 and HK$1,132,652,000, representing an increase of HK$325,257,000 and HK$164,310,000 respectively compared with the positions at the end of 2007. The net current assets increased from HK$62,478,000 at the end of 2007 to HK$479,403,000 and the current ratio (current assets divided by current liabilities) increased from 1.07 as at the end of 2007 to 1.68.

Liquidity and Financial Resources

As at 31 December 2008, the Group maintained cash and cash equivalent balances of HK$428,009,000, including pledged bank balance of HK$37,566,000. An amount of HK$218,894,000 was denominated in Renminbi and HK$74,791,000 was denominated in United States dollars ("US") while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 191.1% from the end of 2007.

As at 31 December 2008, the Group's borrowings comprise 1) bank borrowings of HK$589,564,000 (2007: HK$503,428,000), of which HK$85,043,000 (2007: HK$281,720,000) is unsecured, HK$Nil (2007: HK$168,988,000) is secured by bills receivable, HK$480,000,000 (2007: HK$Nil) is pledged by investment properties in Hong Kong and HK$24,521,000 (2007: HK$52,720,000) is secured by bank deposits of HK$24,515,000 (2007: HK$50,571,000); 2) a loan from immediate holding company of HK$10,000,000 (2007: HK$21,216,000); and 3) a loan from minority shareholder of HK$2,940,000 (2007: HK$Nil). 32.8% of the Group's borrowings (2007: 84.7%) is repayable within one year, and the remaining balance is repayable within three years. Except for the loan from minority shareholder, which is interest-free, all of the borrowings were subject to an annual interest rate of 0.90% to 11.94% (2007: 2.10% to 6.72%). 93.8% of the Group's borrowings was guaranteed by a subsidiary of the Group and the Company. Meanwhile, 4.8% of the Group's borrowings was under a counter-guarantee provided to the Group by a minority shareholder of the Group's non-wholly owned subsidiary.

As at 31 December 2008, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 12.1% (2007: 29.0%). The decrease was primarily due to the significant net cash inflow from operations during 2008.

As at 31 December 2008, the Group's available banking facilities amounted to HK$774,956,000, of which HK$513,436,000 was utilised banking facilities and HK$261,520,000 was unutilised. 61.9% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. 2.2% of the Group's banking facilities was guaranteed by a subsidiary of the Company. Meanwhile, 0.7% of the Group's banking facilities was under a counter-guarantee provided to the Group by a minority shareholder of the Group's non-wholly owned subsidiary. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, the Group drew loans in the amount of HK$480,000,000 for a term of 3 years, of which HK$160,000,000 was repaid in February 2009. The loans are interest-bearing at floating rates and the interest rate is Hong Kong Interbank Offered Rate + 0.6% per annum. The loans are used to fund the general corporate financing requirements of the Group. The loans not only provided liquidity to the Group at a lower cost, but also created conditions for the Group to seize opportunities arising from the capital market, including the appreciation of Renminbi during the year. After deducting the costs of hedging, a net exchange gain of HK$35,377,000 was made in 2008.

Capital Expenditure

The Group's capital expenditure in 2008 amounted to HK$100,333,000 (2007: HK$415,375,000). After the tinplating plant of Zhongyue Posco commenced production in February 2008, the capital expenditure in 2008 was significantly less than that in 2007. It is expected that the capital expenditure for 2009 will be approximately HK$30,000,000.

Charge on Assets

As at 31 December 2008, certain assets of the Group with an aggregate carrying value of HK$123,477,000 (2007: HK$224,888,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations is in mainland China and Hong Kong. During the year, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US Dollars, since majority of the Group's sales and purchases are mainly made in Renminbi or US Dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2008, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$3,144,000 (equivalent to HK$24,521,000) (2007: US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate)). In addition, as at 31 December 2008, there were forward foreign exchange contracts of HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate) (2007: HK$Nil) entered into by the Group to hedge the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

Employees and Remuneration Policies

As at 31 December 2008, the Group had a total of 1,172 full-time employees, an increase of 130 from the end of 2007. 81 of the employees were based in Hong Kong and 1,091 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2008, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a new share option scheme in December 2008 to encourage excellent participants to continue their contribution to the Group.

Directors' Profile

Executive Directors

Mr. LIANG Jiang, aged 56, was appointed the Chairman and an Executive Director of the Company in January 2002. He is also the chairman of three subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH Limited ("GDH"). In February 2009, Mr. Liang was appointed as the deputy general manager of Guangdong Holdings Limited ("Guangdong Holdings"). GDH and Guangdong Holdings are the immediate holding company and the ultimate holding company of the Company respectively. Mr. Liang graduated from South China Normal University, the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. LI Li, aged 53, was appointed an Executive Director and the Deputy Chairman of the Company in January 2008. He is also the chairman of Guangnan Hong Company Limited, a subsidiary of the Company. Between May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. Mr. Li graduated from the Sun Yat-Sen University, the PRC and the South China Normal University, the PRC. He worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee") and was a deputy director of the Economic and Trade Administration Office of the Committee. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market"). Mr. Li is the chairman of Nam Yue Food, Macau Wholesale Market and Nam Yue Luen Fung Trading Company Limited. The three companies are indirect wholly-owned subsidiaries of GDH.

Mr. TAN Yunbiao, aged 44, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. He is also a director of Zhongyue Posco.

Mr. SUNG Hem Kuen, aged 35, was appointed an Executive Director and the Chief Financial Officer of the Company in April 2008 and a Company Secretary of the Company in June 2008. Mr. Sung graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has experiences in auditing, accounting and corporate restructuring for over thirteen years. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also an associate member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has worked in major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of Guangdong Investment Limited ("GDI") before joining the Company.

Non-Executive Directors

Mr. HUANG Xiaofeng, aged 50, was appointed a Non-Executive Director of the Company in October 2008. Mr. Huang graduated from South China Normal University and holds a Bachelor's degree in History. From 1987 to 1999, he worked with the General Office of the Communist Party of China ("CPC") Guangdong Committee in a number of positions. Between 1999 and 2003, Mr. Huang was the Deputy Director General of the General Office of the CPC Guangzhou Committee and thereafter the Deputy Secretary General of the CPC Guangzhou Committee. Between 2003 and 2008, Mr. Huang was the Deputy Director General of the General Office of the Guangdong Provincial Government and then the Deputy Secretary General of the Guangdong Provincial Government. Mr. Huang was appointed as a director and a deputy general manager of Guangdong Holdings in April 2008 and was subsequently appointed as an executive director and a deputy general manager of GDH. In February 2009, Mr. Huang was appointed general manager of both Guangdong Holdings and GDH. Mr. Huang was also appointed a non-executive director of GDI and Kingway Brewery Holdings Limited ("Kingway Brewery") in June and October 2008 respectively. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on The Stock Exchange of Hong Kong Limited.

Mr. LUO Fanyu, aged 53, was appointed a Non-Executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University, the PRC.

Ms. HOU Zhuobing, aged 48, was appointed a Non-Executive Director of the Company in August 2006 and is also a director of Zhongyue Posco. She acted as a Non-Executive Director of the Company between May 2000 to July 2002. Ms. Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Ms. Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of GDE in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Ms. Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Guangdong Holdings and GDH.

Independent Non-Executive Directors

Mr. Gerard Joseph McMAHON, aged 65, was appointed an Independent Non-Executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997. He is presently chairman of the board of directors and audit committee of Oriental Technologies Investment Limited, a company listed on the Australian Securities Exchange, to which he was appointed on 7 April 2000. Mr. McMahon has retired and ceased to be a non-executive director as well as audit committee member of Quaypoint Corporation Limited, a Hong Kong listed company, on 28 November 2008.

Ms. TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honoris Causa), LL.B. (Hons.), Barrister-at Law*, aged 63, was appointed an Independent Non-Executive Director of the Company in June 1999. She is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. She is also a member of the Task Group on Constitutional Development of the Commission on Strategic Development. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC. Her term of duty as a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption ended on 31 December 2008.

Mr. LI Kar Keung, Caspar, aged 55, was appointed an Independent Non-Executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a senior banker of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Senior Management

The senior management of the Group comprises the Executive Directors above, namely, Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen.



The directors ("Directors") of Guangnan (Holdings) Limited (the "Company") submit their report together with the audited financial statements of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2008.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, development and leasing of properties, distribution and sales of fresh and live foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in mainland China.

The analysis of the Group's turnover by principal activities, the Group's operating results by business segments and by geographical segments during the year are respectively set out in notes 2 and 12 to the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2008 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 40 to 121.

An interim dividend of HK2.0 cents (2007: HK2.0 cents) per share was paid on 20 October 2008. The Directors recommended the payment of a final dividend of HK1.5 cents (2007: HK2.0 cents) per share for the year ended 31 December 2008.

The proposed final dividend, if approved at the 2009 Annual General Meeting ("AGM") of the Company, is expected to be paid on 29 June 2009 to shareholders whose names appear on the register of members of the Company on 5 June 2009.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 13(a) and 13(b) to the financial statements respectively.

Principal Subsidiaries and Associate

Details of the Company's principal subsidiaries and associate as at 31 December 2008 are set out in notes 34 and 36 to the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group and the Company are set out in note 23 to the financial statements. Interest expenses of HK$981,000 (2007: HK$1,057,000) were capitalised by the Group during the year.

Share Capital

Details of the share capital of the Company are set out in note 25(c) to the financial statements.

Reserves

Consolidated profit attributable to equity shareholders of the Company, before dividend, of HK$100,646,000 (2007: HK$183,809,000) have been transferred to reserves. Other movements in the reserves of the Group and the Company during the year are set out in notes 25(a) and 25(b) to the financial statements respectively.

Retirement Benefits Schemes

Details of the Group's retirement benefits schemes are set out in note 29 to the financial statements.

Major Customers and Suppliers

Sales to the largest customer for the year ended 31 December 2008 represented 20.4% of the Group's total sales, and the combined total of sales to the five largest customers accounted for 31.2% of the Group's total sales for the year.

Purchases from the largest supplier for the year ended 31 December 2008 represented 29.3% of the Group's total purchases (not including purchases of capital nature), and the combined total of purchases from the five largest suppliers accounted for 57.2% of the Group's total purchases for the year.

The largest customer and supplier of the Group are POSCO Co., Ltd. ("POSCO") and its subsidiaries. POSCO is a minority shareholder of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., a 66% owned subsidiary of the Group. Further details are set out in item 1 of the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" on pages 122 and 123.

At no time during the year have the Directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in the major customers and suppliers.

Charitable Donations

During the year, charitable donations made by the Group amounted to HK$112,000 (2007: HK$103,000).

Properties

Particulars of the major properties of the Group are set out on page 124.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past five years ended 31 December 2008 is set out on pages 125 and 126.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors
LIANG Jiang
LI Li *(appointed on 7 January 2008)*
TAN Yunbiao
SUNG Hem Kuen *(appointed on 17 April 2008)*
TSANG Hon Nam *(resigned on 17 April 2008)*

Non-Executive Directors
HUANG Xiaofeng *(appointed on 29 October 2008)*
ZHAO Leili *(resigned on 12 September 2008)*
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

The Company has received confirmation of independence from the Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The Company and its Nomination Committee consider each of the Independent Non-Executive Directors to be independent.

Retirement and Re-election of Directors

In accordance with Article 101 of the Company's Articles of Association, Messrs. Tan Yunbiao, Gerard Joseph McMahon and Li Kar Keung, Caspar would retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2008, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and the chief executives are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Interests and short positions in the Company

(A) *Interests in ordinary shares*

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	380,000	Long position	0.042%
Li Li	Personal	1,577,000	Long Position	0.174%
Gerard Joseph McMahon	Personal	100,000	Long position	0.011%
Tam Wai Chu, Maria	Personal	200,000	Long Position	0.022%

Note: The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 31 December 2008.

(B) *Interests (long positions) in options relating to ordinary shares*

(i) *Share option schemes adopted on 24 August 2001 and 11 June 2004 ("2001 and 2004 Share Option Schemes")*

Name of Director	Number of share options: At 1 January 2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2008	Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	*HK$*	*(DD.MM.YYYY)*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Liang Jiang	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Tan Yunbiao	1,500,000	—	—	—	1,500,000	06.02.2004###	10	06.05.2004 to 05.05.2009	1.582	0.155	—
	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Luo Fanyu	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Gerard Joseph McMahon	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Li Kar Keung, Caspar	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

Notes to 2001 and 2004 Share Option Schemes:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\## *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

\### *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

(ii) *Share option scheme adopted on 29 December 2008 ("2008 Share Option Scheme")*

Name of Director	Number of share options: At 1 January 2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2008	Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	*HK$*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Liang Jiang	—	2,150,000	—	—	2,150,000	30.12.2008	—	0.75	0.74	—
Li Li	—	1,200,000	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
Tan Yunbiao	—	1,200,000	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
Hou Zhuobing	—	1,000,000	—	—	1,000,000	30.12.2008	—	0.75	0.74	—
Sung Hem Kuen	—	900,000	—	—	900,000	30.12.2008	—	0.75	0.74	—

Notes to 2008 Share Option Scheme:

(a) *The option period of all the share options under the 2008 Share Option Scheme granted during the year is 5.5 years from the date of grant.*

(b) *Any share option under the 2008 Share Option Scheme granted during the year is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options under the 2008 Share Option Scheme granted during the year is as follows:*

Date	***Percentage Vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) *The vesting of the share options under the 2008 Share Option Scheme granted during the year is further subject to the achievement of such performance targets as determined by the board of Directors upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options under 2008 Share Option Scheme granted during the year that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	***Percentage Vesting***
On or before the date which is four months after the date of grant	*0%*
After the date which is four months after but on or before the date which is one year after the date of grant	*10%*
On or after the date which is one year after but before the date which is two years after the date of grant	*25%*
On or after the date which is two years after but before the date which is three years after the date of grant	*40%*
On or after the date which is three years after but before the date which is four years after the date of grant	*70%*
On or after the date which is four years after the date of grant	*80% The remaining 20% also vests upon passing the overall performance appraisal for those four years*

(iii) *Notes to the reconciliation of share options outstanding during the year:*

* *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.*

** *The price of the Company's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the Company's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the Directors or all other participants as an aggregate whole.

Interests and short positions in Guangdong Investment Limited

(A) *Interests in ordinary shares*

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Hou Zhuobing	Personal	32,000	Long position	0.001%

Note: The approximate percentage of interests held was calculated on the basis of 6,161,388,071 ordinary shares of Guangdong Investment Limited ("GDI") in issue as at 31 December 2008.

(B) *Interests (long positions) in options relating to ordinary shares*

Name of Director	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options△	Price of ordinary share at date immediately before date of grant△△	Price of ordinary share at date immediately before the exercise date△△
	At 1 January 2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2008					
						(DD.MM.YYYY)	*HK$*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Huang Xiaofeng	—	5,700,000	—	—	5,700,000	24.10.2008	—	1.88	1.73	—

Notes to share option scheme adopted by GDI on 24 October 2008 (the "GDI Scheme"):

(a) *The option period of all the share options under the GDI Scheme granted during the year is 5.5 years from the date of grant.*

(b) *Any share option under the GDI Scheme granted during the year is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options under the GDI Scheme granted during the year is as follows:*

Date	***Percentage Vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) *The vesting of the share options under the GDI Scheme granted during the year is further subject to the achievement of such performance targets as determined by the board of directors of GDI upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options under the GDI Scheme granted during the year that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	***Percentage Vesting***
On or before the date which is four months after the date of grant	*0%*
After the date which is four months after but on or before the date which is one year after the date of grant	*10%*
On or after the date which is one year after but before the date which is two years after the date of grant	*25%*
On or after the date which is two years after but before the date which is three years after the date of grant	*40%*
On or after the date which is three years after but before the date which is four years after the date of grant	*70%*
On or after the date which is four years after the date of grant	*80% The remaining 20% also vests upon passing the overall performance appraisal for those four years*

△ *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GDI's share capital.*

△△ *The price of GDI's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the GDI's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Interests and short positions in Kingway Brewery Holdings Limited

Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held *(Note)*
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,711,536,850 ordinary shares of Kingway Brewery Holdings Limited in issue as at 31 December 2008.

Interests and short positions in Guangdong Tannery Limited

Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held *(Note)*
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 537,504,000 ordinary shares of Guangdong Tannery Limited in issue as at 31 December 2008.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2008, none of the Directors or chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Option Schemes of the Company

On 11 June 2004, the Company adopted the 2004 Share Option Scheme and terminated the 2001 Share Option Scheme. Options granted prior to the termination of the 2001 Share Option Scheme remain valid until lapsed.

On 29 December 2008, the Company terminated the 2004 Share Option Scheme and adopted the 2008 Share Option Scheme. Upon termination of the 2004 Share Option Scheme, no further share options will be granted thereunder but in all other respects, the provisions of the 2004 Share Option Scheme shall remain in force and all existing share options which have been granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2001 Share Option Scheme

Pursuant to the 2001 Share Option Scheme, the exercise price of the options under the Scheme is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the five trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite full-time employees of the Company and its subsidiaries, including Executive Directors but excluding Non-Executive Directors, to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme is exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5-year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme of the Company is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's Directors (including Non-Executive Directors and Independent Non-Executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the five trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, 3,000,000 share options were cancelled and no share options were exercised under the 2001 Share Option Scheme.

During the year, 1,700,000 share options were lapsed, 3,200,000 share options were cancelled and no share options were granted or exercised under the 2004 Share Option Scheme by the Company.

As at 31 December 2008, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 1,500,000 and 5,050,000 ordinary shares of the Company respectively, which represent approximately 0.723% of the issued share capital of the Company as at the date of this report.

2008 Share Option Scheme

The purpose of the 2008 Share Option Scheme is to provide incentives to selected employees, officers and Directors to contribute to the Group and to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to such employees, officers and Directors or to serve such other purposes as the board of Directors of the Company (the "Board") may approve from time to time. Eligible persons of the 2008 Share Option Scheme include the employees, officers or Directors of a member of the Group. The 2008 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 29 December 2008.

The total number of ordinary shares which may be issued upon exercise of all share options to be granted under the 2008 Share Option Scheme (excluding any which have lapsed) and any other schemes of the Company must not, in aggregate, exceed 10% of the ordinary shares of the Company in issue as at the date of the adoption of the 2008 Share Option Scheme.

The total number of ordinary shares issued and to be issued upon exercise of the share options granted and to be granted under the 2008 Share Option Scheme to each eligible person (including both exercised and outstanding options) in any 12-month period up to and including the date of offer of share options must not exceed 1% of the ordinary shares in issue at such date. Any further grant of share options under the 2008 Share Option Scheme in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

Share options granted to a Director or chief executive of the Company, or any of their respective associates, under the 2008 Share Option Scheme must be approved by the Independent Non-Executive Directors of the Company. In addition, any share options granted to an Independent Non-Executive Director of the Company, or any of their respective associates, which would result in the ordinary shares issued and to be issued upon exercise of all share options already granted or to be granted under the 2008 Share Option Scheme (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (i) representing in aggregate over 0.1% of the ordinary shares in issue; and (ii) having an aggregate value (based on the closing price of the ordinary shares at the date of grant) in excess of HK$5 million, such grant of options by the Board must be approved by shareholders in general meeting.

An offer of grant of a share option under the 2008 Share Option Scheme may be accepted by the grantee within the period of the time stipulated by the Board, but no later than 14 days from the date of such offer. All share options under the 2008 Share Option Scheme will be unvested share options upon grant which will, subject to a grantee continuing to be an eligible person, vest with the grantee in accordance with the vesting schedules specified in their respective offer of grant. Subject to the rules of the 2008 Share Option Scheme and the relevant offer of the grant of a share option, a vested share option may be exercised in accordance with the terms of the rules of the 2008 Share Option Scheme at any time during the period to be determined and notified by the Board to each grantee, which period may commence on the date which is 2 years from the date of grant of the share option but shall end in any event not later than 10 years from the aforesaid date of grant. The exercise of any share option under the 2008 Share Option Scheme may be subject to the achievement of performance targets which may be determined by the Board at its absolute discretion on a case by case basis upon the grant of the relevant share option and stated in the offer of grant of such share option.

The exercise price of the share options under the 2008 Share Option Scheme is determinable by the Board and shall not be less than the highest of (i) the closing price of the ordinary shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options; (ii) the average closing price of the Company's ordinary shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant of the share options; and (iii) the nominal value of the ordinary shares.

No dividends (including distributions made upon the liquidation of the Company) will be payable and no voting rights will be exercisable in relation to any share option that has not been exercised.

During the year ended 31 December 2008, 9,050,000 share options were granted by the Company under the 2008 Share Option Scheme of which no share options were exercised, lapsed or cancelled.

At 31 December 2008, the Company had 9,050,000 share options outstanding under the 2008 Share Option Scheme, which represented approximately 1% of ordinary shares in issue at that date. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 9,050,000 additional ordinary shares and increase share capital of HK$4,525,000 and share premium of HK$2,262,500 (before issue expenses).

The total number of ordinary shares which may be issued upon exercise of share options yet to be granted under the 2008 Share Option Scheme (and thus not including those ordinary shares for share options already granted but yet to be exercised under the 2001 and 2004 Share Option Schemes and the 2008 Share Option Scheme) was 74,960,328 which represented approximately 8.28% of the issued share capital of the Company as at the date of this report.

As at 31 December 2008, save as disclosed under "Interests (long positions) in options relating to ordinary shares" on pages 17 and 18, certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2001 and 2004 Share Option Schemes and 2008 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company. Further details are set out in note 24 to the financial statements.

(i) *2001 and 2004 Share Option Schemes*

	Number of share options										
Category	At 1 January 2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2008	Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	*HK$*	*(DD.MM.YYYY)*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Employees and other participants	3,000,000	—	—	3,000,000	—	06.02.2004###	10	06.05.2004 to 05.05.2009	1.582	0.155	—
	5,350,000	—	—	4,900,000	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

Notes to 2001 and 2004 Share Option Schemes:

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.

(ii) *2008 Share Option Scheme*

	Number of share options									
Category	At 1 January 2008	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2008	Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	*HK$*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Employees	—	2,600,000	—	—	2,600,000	30.12.2008	—	0.75	0.74	—

Notes to 2008 Share Option Scheme are set out in the "Notes to 2008 Share Option Scheme" in the "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" section of this report on pages 17 and 18.

(iii) Notes to the reconciliations of share options outstanding during the year under 2001 and 2004 Share Option Schemes and 2008 Share Option Scheme are set out in the "(iii) Notes to the reconciliation of share options outstanding during the year" in the "Director's Interests and Short Positions in Shares, Underlying Shares and Debentures" section of this report on page 18.

(iv) In assessing the theoretical aggregate value of the share options granted during the year, the binomial lattice model has been used.

Share options granted during the year ended 31 December 2008:

Date of Grant: 30.12.2008
Exercise Price: HK$0.75 per share

Vesting period	Exercise period	Number of share options granted on 30.12.2008	Share options value at 30.12.2008
(DD.MM.YYYY)	*(DD.MM.YYYY)*		*HK$ (Note (b))*
30.12.2008 to 29.12.2010	30.12.2010 to 29.06.2014	3,620,000	809,794.00
30.12.2008 to 29.12.2011	30.12.2011 to 29.06.2014	2,715,000	610,603.50
30.12.2008 to 29.12.2012	30.12.2012 to 29.06.2014	905,000	203,896.50
30.12.2008 to 29.12.2013	30.12.2013 to 29.06.2014	1,810,000	407,793.00

Notes:

(a) *The closing price of the ordinary shares of the Company immediately before the date on which the share options were granted was HK$0.74.*

(b) *According to the binomial lattice model△, the theoretical aggregate value of the share options was estimated at HK$2,032,087 as at 30 December 2008 when the share options were granted with the following variables and assumptions:*

Risk Free Rate:	*1.194%, being the approximate yield of the 5-year exchange fund note traded on 30.12.2008*
Expected Volatility:	*47.22%, being the annualised volatility of the closing price of the ordinary shares of the Company from 02.07.2003 to 30.12.2008*
Expected Dividend Yield:	*5.41%, being the approximate yield of the ordinary shares of the Company over the period from 01.01.2007 to 31.12.2007*
Expected Life of the Options:	*5.5 years*
Assumptions:	*There is no material difference between the expected volatility over the whole life of the options and the historical volatility of the ordinary shares of the Company over the period from 02.07.2003 to 30.12.2008.*

(c) *Information regarding the treatment of forfeiture of options prior to their expiry is set out in note 1(p)(ii) to the financial statements.*

△ *The binomial lattice model (the "Model") is one of the share option pricing models to estimate the fair value of a share option. It should be noted that the Model requires the input of highly subjective assumptions, including the volatility of share price. Because changes in subjective input assumptions can materially affect the fair value estimate, in the directors' opinion, the fair value of the share options derived from the Model should not be interpreted as the market or actual value of share option.*

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, both Mr. Huang Xiaofeng and Mr. Zhao Leili, Directors, are directors of Guangdong Holdings Limited ("Guangdong Holdings") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors, are also directors of GDH. GDH is a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and its subsidiaries other than the Group (the "Guangdong Holdings Group") have a wide range of business interests which include distribution of fresh and live foodstuffs, development of properties and leasing of properties. Both the Guangdong Holdings Group and the Group have been engaged in the businesses of distribution of fresh and live foodstuffs and properties leasing. However, the Directors are of the view that no direct or indirect competition in any material respect exists between the businesses of the Guangdong Holdings Group and those of the Group.

Mr. Li Li, a Director, is also a director and chairman of Macau Wholesale Market Nam Yue Limited, Nam Yue Food Stuff Aquatics Company Limited and Nam Yue Luen Fung Trading Company Limited, the businesses of which are the operation and management of a wholesale market in Macau for certain fresh and live foodstuffs and the distribution of fresh and live foodstuffs in Macau. Since the aforesaid businesses of the three companies are conducted in Macau, the Directors are of the view that no direct or indirect competition in any material respect exists between the business of the Group and the said three companies.

Save as disclosed above, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

Directors' Service Contracts

No directors proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 122 and 123.

Substantial Shareholders

As at 31 December 2008, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors or chief executives of the Company) had, or were taken or deemed to have interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were entered in the register kept by the Company under Section 336 of the SFO:

Name of shareholder	Number of ordinary shares beneficially held	Long/Short position	Approximate percentage of interests held
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note)*	537,198,868	Long position	59.32%
GDH Limited ("GDH")	537,198,868	Long position	59.32%

Note: *The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.*

Save as disclosed above, as at 31 December 2008, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were entered in the register kept by the Company under Section 336 of the SFO.

Contracts of Significance with Controlling Shareholders or Its Subsidiaries

In addition to the disclosures contained in the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited" as set out on pages 122 and 123, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is unsecured, interest-free and without fixed term of repayment. As at 31 December 2008, the loan has an outstanding balance of RMB25,000,000.

On 11 April 2007, the Company entered into a loan agreement with GDH pursuant to which GDH agreed to grant a loan to the extent of HK$200,000,000 to the Company upon normal commercial terms (or better), without security and expired on 31 December 2008. An amount of HK$21,216,000 was borrowed from GDH during 2007. An amount of HK$11,216,000 was repaid in December 2008 and HK$10,000,000 was renewed under an agreement entered between the Company and GDH on 22 December 2008. The loan was renewed upon normal commercial terms without security and repayable on 30 June 2009. As at 31 December 2008, the principal amount of the loan outstanding was HK$10,000,000. Further details are set out in note 23(b) to the financial statements.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Review of Annual Results

The annual results of the Group for the year ended 31 December 2008 have been reviewed by the Audit Committee of the Company.

Auditors

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming AGM. There was no change in auditors of the Company in any of the preceding three years.

By order of the Board

Liang Jiang
Chairman

Hong Kong, 9 April 2009

The Group recognizes the importance of achieving and monitoring the high standard of corporate governance consistent with the needs and requirements of its businesses and the best interest of all of its stakeholders and is fully committed to doing so. It is also with the objectives in mind that the Group has applied the principles on the Code of Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the opinion of the directors of the Company (the "Directors"), the Company has met the code provisions set out in the CG Code throughout the year ended 31 December 2008.

Directors' Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the year 2008.

Board of Directors

As at 31 December 2008, the board of Directors (the "Board") comprised four Executive Directors, being Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, being Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, being Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Li was appointed as an Executive Director and the Deputy Chairman on 7 January 2008. Mr. Tsang Hon Nam resigned as an Executive Director and the Chief Financial Officer on 17 April 2008. Mr. Sung Hem Kuen was appointed as an Executive Director and the Chief Financial Officer on 17 April 2008. Mr. Zhao Leili resigned as a Non-Executive Director on 12 September 2008. Mr. Huang Xiaofeng was appointed as a Non-Executive Director on 29 October 2008.

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the management include the preparation of interim and annual reports and announcements for board approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

The Board meets at least quarterly and on other occasions when a Board decision is required on major issues. During the year ended 31 December 2008, the Board held five meetings.

Details of Directors' attendance at the annual general meeting (the "AGM"), extraordinary general meeting (the "EGM") and meetings of the Board, the Compensation Committee, the Nomination Committee and the Audit Committee held during the year ended 31 December 2008 are set out below:

	AGM	EGM	Board	Compensation Committee	Nomination Committee	Audit Committee
Executive Directors						
Liang Jiang	1/1	2/2	5/5	4/4	2/2	
Li Li *Note 1*	1/1	2/2	5/5			
Tan Yunbiao	1/1	2/2	5/5	4/4		
Sung Hem Kuen *Note 2*	1/1	2/2	4/4			
Tsang Hon Nam *Note 3*			1/1			
Non-Executive Directors						
Huang Xiaofeng *Note 4*		0/2	1/2			
Zhao Leili *Note 5*	1/1		2/2			
Luo Fanyu	0/1	1/2	4/5			
Hou Zhuobing	1/1	1/2	5/5			
Independent Non-Executive Directors						
Gerard Joseph McMahon	0/1	0/2	4/5	3/4	2/2	5/6
Tam Wai Chu, Maria	1/1	2/2	5/5	4/4	2/2	6/6
Li Kar Keung, Caspar	1/1	2/2	5/5	4/4	2/2	6/6

Notes:

1. *Appointed on 7 January 2008*
2. *Appointed on 17 April 2008*
3. *Resigned on 17 April 2008*
4. *Appointed on 29 October 2008*
5. *Resigned on 12 September 2008*

The Company has received confirmation of independence from the three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar in accordance with Rule 3.13 of the Listing Rules. The Board and the Nomination Committee have assessed their independence and concluded that all the Independent Non-Executive Directors are independent within the definition of the Listing Rules.

The Board members do not have any financial, business, family or other material/relevant relationships with each other. The balanced board composition also ensures that strong independence exists across the Board. The Directors' profile is set out on pages 10 to 12 to the annual report, which demonstrate a diversity of skills, expertise, experience and qualifications.

Chairman and General Manager

The Chairman is Mr. Liang Jiang and the General Manager is Mr. Tan Yunbiao. Their roles are clearly defined and segregated to ensure independence and proper checks and balances. Mr. Liang as the Chairman has executive responsibilities, provides leadership to the Board and ensures the proper and effective functioning of the Board in the discharge of its responsibilities. Mr. Tan Yunbiao as the General Manager is accountable to the Board for the overall implementation of the Company's strategies and the co-ordination of overall business operations.

Non-Executive Directors

All Directors, including Non-Executive Directors, appointed to fill a causal vacancy or as an addition to the existing Board, shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election. Moreover, each Non-Executive Director of the Company will hold office for a specific term expiring on the earlier of either (i) the conclusion of the AGM of the Company in the year of the third anniversary of the appointment or re-election of that Director or (ii) the expiration of the period within which the AGM of the Company is required to be held in the year of the third anniversary of the appointment or re-election of that Director and in any event, subject to earlier determination in accordance with the Articles of Association of the Company and/or applicable laws and regulations.

Remuneration of Directors

The Company established the Compensation Committee in 1999. The authority and duties of the Compensation Committee are as follows:

Authority

1. The Compensation Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Compensation Committee.

2. The Compensation Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. The Compensation Committee should consult the Chairman and/or General Manager about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if it considers this to be necessary.

2. To make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

3. To have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-Executive Directors. The Compensation Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

4. To review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time.

5. To review and approve the compensation payable to Executive Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company.

6. To review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate.

7. To make recommendations to the Board concerning officer and/or employee share option or incentive schemes or the like, or other forms of profit-sharing arrangements of the Group which might be devised to reward management or other employees over and above normal salary and bonuses.

8. Supervising the policy relating to, and the management and care of the Company's retirement or provident funds.

9. To ensure that no Director or any of his associates is involved in deciding his own remuneration.

10. To report to the Board on the matters set out in the terms of reference of the Compensation Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

With effect from 10 December 2008, Mr. Liang Jiang and Mr. Tan Yunbiao ceased to be members of the Compensation Committee and it comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Kar Keung, Caspar is the chairman of the Compensation Committee.

The Compensation Committee shall meet at least twice a year. During the year ended 31 December 2008, the Compensation Committee held four meetings to review the annual remuneration package and performance bonuses for the Executive Directors and the management of the Company.

Details of the Directors' remuneration are set out in note 7 to the financial statements.

Nomination of Directors

The Company established the Nomination Committee in 2005. The Nomination Committee is responsible for identifying suitable and qualified individuals to become Board member and make recommendation on appointment and reappointment of Directors. The Board is responsible for the considering and approving the appointment of Directors with a view to appointing to the Board suitable individuals with the relevant expertise and experience to enhance the constitution of a strong and diverse Board and to contribute to the functioning of the Board through their continuous participation.

The authority and duties of the Nomination Committee are as follows:

Authority

1. The Nomination Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Nomination Committee.

2. The Nomination Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the Board regarding any proposed changes.

2. To identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships.

3. To assess the independence of Independent Non-Executive Directors, having regard to the requirements under the Listing Rules.

4. To make recommendations to the Board on relevant matters relating to the appointment or reappointment of Directors and succession planning for Directors in particular the Chairman and the General Manager.

5. To report to the Board on the matters set out in the terms of reference of the Nomination Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

The Nomination Committee comprises the Chairman, Mr. Liang Jiang, and the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Liang Jiang is the chairman of the Nomination Committee.

The Nomination Committee shall meet at least once a year. During the year ended 31 December 2008, the Nomination Committee met twice to review the structure, size and composition of the Board and to consider, nominate and recommend suitable candidates for appointment and reappointment of Directors.

Auditors' Remuneration

The remuneration of the Company's auditors, Messrs. KPMG, for services rendered in respect of the year ended 31 December 2008 is set out as follows:

Services rendered	**Fee**
	HK$'000
Audit of final results	2,600
Review of interim results	730
Review of continuing connected transactions	200
	3,530

Audit Committee

The Audit Committee of the Company was established in 1999. The authority and duties of the Audit Committee are as follows:

Authority

1. The Audit Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Audit Committee.

2. The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To be primarily responsible for making recommendation to the Board on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor.

2. To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standard. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

3. To develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4. To monitor integrity of financial statements of the Company and the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports before submission to the Board, the Audit Committee should focus particularly on:

   (a) any changes in accounting policies and practices;

   (b) major judgmental areas;

   (c) significant adjustments resulting from audit;

   (d) the going concern assumptions and any qualifications;

   (e) compliance with accounting standards; and

   (f) compliance with the Listing Rules and other legal requirements in relation to financial reporting.

5. In regard to 4 above:

   (a) members of the Audit Committee must liaise with the Company's Board and senior management and the Audit Committee must meet, at least once a year, with the Company's auditor; and

   (b) the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the Company's staff responsible for the accounting and financial reporting function, compliance officer or auditor.

6. To review the Group's financial controls, internal control and risk management systems.

7. To discuss with the management the system of internal control and ensure that management has discharged its duty to have an effective internal control system including the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

8. To consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

9. Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function.

10. To review the Group's financial and accounting policies and practices.

11. To review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response.

12. To ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter.

13. To report to the Board on the matters set out in the code provisions regarding Audit Committee of Appendix 14 of the Listing Rules.

14. To consider other topics, as defined by the Board.

The Audit Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Gerard Joseph McMahon is the chairman of the Audit Committee.

The Audit Committee shall meet at least four times a year. During the year ended 31 December 2008, the Audit Committee held six meetings, inter alia, to review the 2007 annual results and the 2008 interim results of the Group. The Audit Committee focuses not only on the impact of the changes in accounting policies and practices but also on the compliance with accounting standards, the Listing Rules and the legal requirements in the review of the Group's financial results. It also focuses on the Group's systems of internal control. During the year ended 31 December 2008, the Audit Committee met the external auditor twice without the presence of the management to discuss any areas of concerns.

Accountability and Audit

The Directors have acknowledged that they are responsible for overseeing the preparation of financial statements, which give a true and fair view of the state of affairs of the Group and of the results and cash flows in the relevant year. The responsibilities of the external auditor to the shareholders are set out in the Independent Auditor's Report on pages 38 and 39. In preparing the financial statements for the year ended 31 December 2008, the Directors have selected appropriate accounting policies, applied them consistently in accordance with the accounting principles generally accepted in Hong Kong which are pertinent to its operations and relevant to the financial statements and, made judgments and estimates that are prudent and reasonable, and have prepared the financial statements on a going concern basis.

The Company aims at presenting a balanced, clear and comprehensible assessment of the Group's performance, position and prospects in all communications issued to shareholders, including annual and interim reports, announcements and circulars. The annual and interim results of the Company are announced in a timely manner within 4 months and 3 months respectively after the end of the relevant periods.

Internal Controls

The Board is committed to establish and maintain a sound and effective internal control system of the Group to protect the shareholders' investment and to safeguard the Group's assets and to achieve corporate objectives. Key components of internal controls of the Group are set out below:

1. A defined organizational structure, with specified limits of authority and lines of responsibility, has been established.

2. Established operating policies and procedures.

3. Delegation of authority — The Directors and/or management are delegated with respective level of authority relating to certain businesses or operational objectives. Committees (e.g. Audit, Compensation and Nomination), of which their decision-making authority is delegated by the Board, are established where necessary to review, approve and monitor particular aspect of operation of the Group.

4. Budgetary system — (i) Business plan and forecasts are prepared annually and subject to monthly review and approval by the management. With annual budget and monthly rolling forecast, the management could identify and evaluate the likelihood of the financial impact of significant business risks in the coming year and achieve the business objectives; (ii) Budgetary system in relation to monthly recurrent and major capital expenditure is in place. Any material variances against budgets are investigated, explained and approved by the respective financial controller.

5. Internal Audit Department — In order to further enhance the internal control of the Group, an internal audit department was established. The internal auditor could access unrestrictedly to review all aspects of the Group's activities and internal controls. Any serious internal control deficiencies or fraud identified would be reported immediately to the Directors or directly to the Audit Committee.

6. Review by Audit Committee and the Board — The Directors review major business and operational activities and financial performance of the Group.

7. Comprehensive accounting system — A reliable and comprehensive accounting system is in place for the recording of financial information of the Group.

8. Monthly review by the management — Key operating and financial performance of each business segment are reviewed by the management on monthly basis. Regular meetings are held to review the business and financial performance against forecast and business strategies to be taken.

During the year ended 31 December 2008, review on the effectiveness and efficiency of material financial, operational and compliance controls and risk management procedures of the Group was made by the Board and the Audit Committee. The Board is generally satisfied with the effectiveness and adequacy of the existing internal control system of the Group. The Board acknowledges the importance of good corporate governance and will continue its efforts on enhancing the Group's internal controls to support further growth of the Group.

Internal control system of the Group is designed to provide reasonable (rather than absolute) assurance against unauthorized use or disposition. It could only manage, rather than eliminate, all risks of material misstatement, errors, loss or fraud.



Independent auditor's report to the shareholders of Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Guangnan (Holdings) Limited (the "Company") set out on pages 40 to 121, which comprise the consolidated and Company balance sheets as at 31 December 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

9 April 2009

Consolidated Income Statement

for the year ended 31 December 2008
(Expressed in Hong Kong dollars)

	Note	2008 $'000	2007 $'000
Turnover	*2, 12*	**2,979,868**	1,593,460
Cost of sales		**(2,719,907)**	(1,415,997)
Gross profit		**259,961**	177,463
Other revenue	*3*	**13,490**	12,529
Other net income	*3*	**30,581**	12,623
Distribution costs		**(56,530)**	(29,836)
Administrative expenses		**(76,413)**	(59,812)
Other operating expenses		**(3,802)**	(3,083)
Profit from operations		**167,287**	109,884
Non-operating income	*4*	**—**	40,021
Valuation (losses)/gains on investment properties		**(19,429)**	16,075
Finance costs	*5(a)*	**(24,905)**	(11,927)
Share of profits less losses of associates		**16,528**	20,390
Profit before taxation	*5*	**139,481**	174,443
Income tax	*6(a)*	**(18,999)**	7,435
Profit for the year		**120,482**	181,878
Attributable to:			
Equity shareholders of the Company	*25(a)*	**100,646**	183,809
Minority interests	*25(a)*	**19,836**	(1,931)
Profit for the year		**120,482**	181,878
Dividends payable to equity shareholders of the Company attributable to the year:	*10*		
Interim dividend declared during the year		**18,112**	18,108
Final dividend proposed after the balance sheet date		**13,584**	18,112
		31,696	36,220
Earnings per share	*11*		
Basic		**11.1 cents**	20.3 cents
Diluted		**11.1 cents**	20.3 cents

The notes on pages 47 to 121 form part of these financial statements.

Consolidated Balance Sheet

at 31 December 2008
(Expressed in Hong Kong dollars)



	Note	2008 $'000	2007 $'000
Non-current assets			
Fixed assets			
— Investment properties		**262,388**	264,224
— Other property, plant and equipment		**919,846**	858,560
— Interest in leasehold land held for own use under operating leases		**107,380**	107,100
	13(a)	**1,289,614**	1,229,884
Interest in associates	*15*	**201,973**	199,010
Deferred tax assets	*18(b)*	**9,426**	—
		1,501,013	1,428,894
Current assets			
Trading securities	*17*	**2,259**	6,399
Inventories	*19*	**401,092**	321,343
Trade and other receivables, deposits and prepayments	*20*	**346,489**	453,488
Current taxation recoverable	*18(a)*	**151**	456
Cash and cash equivalents	*21*	**428,009**	147,009
		1,178,000	928,695
Non-current asset classified as held for sale	*15*	**3,833**	—
		1,181,833	928,695
Current liabilities			
Trade and other payables	*22*	**481,036**	401,731
Bank loans	*23(a)*	**184,521**	423,336
Loan from immediate holding company	*23(b)*	**10,000**	21,216
Loan from minority shareholder	*23(c)*	**2,940**	—
Current taxation payable	*18(a)*	**23,933**	19,934
		702,430	866,217
Net current assets		**479,403**	62,478
Total assets less current liabilities		**1,980,416**	1,491,372
Non-current liabilities			
Bank loans	*23(a)*	**405,043**	80,092
Deferred tax liabilities	*18(b)*	**25,179**	22,033
		430,222	102,125
NET ASSETS		**1,550,194**	1,389,247

at 31 December 2008
(Expressed in Hong Kong dollars)

	Note	**2008** **$'000**	2007 $'000
CAPITAL AND RESERVES			
Share capital	*25(c)*	**452,802**	452,802
Reserves		**982,135**	848,702
Amounts recognised directly in equity relating to non-current asset held for sale		**2,476**	—
Total equity attributable to equity shareholders of the Company	*25(a)*	**1,437,413**	1,301,504
Minority interests	*25(a)*	**112,781**	87,743
TOTAL EQUITY		**1,550,194**	1,389,247

Approved and authorised for issue by the board of directors on 9 April 2009.

Tan Yunbiao
Director

Sung Hem Kuen
Director

The notes on pages 47 to 121 form part of these financial statements.

Balance Sheet

at 31 December 2008
(Expressed in Hong Kong dollars)



	Note	2008 $'000	2007 $'000
Non-current assets			
Fixed assets			
— Investment properties		**85,911**	103,800
— Other property, plant and equipment		**549**	800
	13(b)	**86,460**	104,600
Interest in subsidiaries	*14*	**514,820**	481,250
Interest in associates	*15*	**164,278**	169,258
		765,558	755,108
Current assets			
Trading securities	*17*	**2,259**	6,399
Trade and other receivables, deposits and prepayments	*20*	**21,784**	378
Cash and cash equivalents	*21*	**2,010**	1,665
		26,053	8,442
Non-current asset classified as held for sale	*15*	**3,880**	—
		29,933	8,442
Current liabilities			
Trade and other payables	*22*	**46,185**	42,356
Loan from immediate holding company	*23(b)*	**10,000**	21,216
		56,185	63,572
Net current liabilities		**(26,252)**	(55,130)
NET ASSETS		**739,306**	699,978
CAPITAL AND RESERVES			
Share capital	*25(c)*	**452,802**	452,802
Reserves		**286,504**	247,176
TOTAL EQUITY	*25(b)*	**739,306**	699,978

Approved and authorised for issue by the board of directors on 9 April 2009.

Tan Yunbiao
Director

Sung Hem Kuen
Director

The notes on pages 47 to 121 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2008
(Expressed in Hong Kong dollars)

	Note	**2008 $'000**	2007 $'000
Total equity at 1 January			
Attributable to equity shareholders of the Company	*25(a)*	**1,301,504**	1,073,269
Minority interests	*25(a)*	**87,743**	37,642
		1,389,247	1,110,911
Net income recognised directly in equity:			
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	*25(a)*	**76,685**	78,063
Profit for the year	*25(a)*	**120,482**	181,878
Total recognised income and expenses for the year		**197,167**	259,941
Attributable to:			
Equity shareholders of the Company		**172,129**	258,040
Minority interests		**25,038**	1,901
		197,167	259,941
Dividends declared during the year	*25(a)*	**(36,224)**	(36,180)
Acquisition of minority interests	*25(a)*	**—**	(37,642)
Movements in equity arising from capital transactions:			
Equity-settled share-based transactions	*25(a)*	**4**	6,375
Capital contributions by minority shareholders	*25(a)*	**—**	85,842
		4	92,217
Total equity at 31 December		**1,550,194**	1,389,247

The notes on pages 47 to 121 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2008
(Expressed in Hong Kong dollars)



	Note	2008 $'000	2008 $'000	2007 $'000	2007 $'000
Operating activities					
Profit before taxation		**139,481**		174,443	
Adjustments for:					
— Finance costs		**24,905**		11,927	
— Interest income		**(6,984)**		(3,052)	
— Dividends from listed securities		**(353)**		(259)	
— Net realised and unrealised loss/(gain) on trading securities		**4,140**		(3,246)	
— Valuation losses/(gains) on investment properties		**19,429**		(16,075)	
— Impairment losses on interest in associate		**1,087**		—	
— Net loss/(gain) on disposal of fixed assets		**656**		(156)	
— Write-back of impairment losses on trade receivables		**—**		(90)	
— Impairment losses on trade receivables		**23**		49	
— Depreciation		**78,724**		41,667	
— Amortisation of land lease premium		**2,847**		2,517	
— Share of profits less losses of associates		**(16,528)**		(20,390)	
— Foreign exchange gain		**(22,259)**		(1,754)	
— Gain on acquisition of minority interests		**—**		(40,021)	
— Net loss on forward foreign exchange contracts		**1,833**		332	
— Equity-settled share-based payment expenses		**4**		—	
Operating profit before changes in working capital		**227,005**		145,892	
Increase in inventories		**(59,152)**		(189,714)	
Decrease/(increase) in trade and other receivables, deposits and prepayments		**150,237**		(170,930)	
Decrease/(increase) in amounts due from related company		**5,931**		(7,791)	
Decrease in trade and other payables		**(43,212)**		(20,398)	
Increase in amount due to related company		**143,998**		130,352	
Increase/(decrease) in amount due to holding company		**20**		(48)	
Cash generated from/(used in) operations carried forward		**424,827**		(112,637)	

for the year ended 31 December 2008
(Expressed in Hong Kong dollars)

	Note	2008 $'000	2008 $'000	2007 $'000	2007 $'000
Cash generated from/(used in) operations brought forward		**424,827**		(112,637)	
Interest received		**6,984**		3,052	
Interest paid		**(24,905)**		(11,927)	
Hong Kong Profits Tax refunded/(paid)		**400**		(324)	
PRC income tax refunded		**—**		18,194	
PRC income tax paid		**(23,820)**		(10,900)	
Net cash generated from/(used in) operating activities			**383,486**		(114,542)
Investing activities					
Payment for purchase of fixed assets		**(147,136)**		(417,422)	
Government grant received in relation of fixed assets		**2,520**		—	
Payment for acquisition of minority interests		**—**		(3,890)	
Dividends received from listed securities		**353**		259	
Dividends received from associate		**—**		16,907	
Proceeds on disposal of fixed assets		**57**		7,651	
Net cash used in investing activities			**(144,206)**		(396,495)
Financing activities					
Dividends paid		**(36,224)**		(36,180)	
Proceeds from bank loans		**504,521**		332,390	
Proceeds from loan from immediate holding company		**—**		21,216	
Proceeds from banks on discounted bills		**—**		645,437	
Proceeds from loans from minority shareholder		**11,270**		—	
Repayment of proceeds from banks on discounted bills		**(168,988)**		(558,006)	
Repayment of bank loans		**(255,055)**		—	
Repayment of loan from immediate holding company		**(11,216)**		—	
Repayment of loans from minority shareholder		**(8,330)**		—	
Proceeds from shares issued under share option schemes		**—**		6,375	
Capital contributions by minority shareholders		**—**		85,842	
Decrease/(increase) in pledged bank balances		**18,334**		(55,900)	
Net cash generated from financing activities			**54,312**		441,174
Increase/(decrease) in cash and cash equivalents			**293,592**		(69,863)
Cash and cash equivalents at 1 January			**91,109**		157,737
Effect of foreign exchange rate changes			**5,742**		3,235
Cash and cash equivalents at 31 December	*21*		**390,443**		91,109

The notes on pages 47 to 121 form part of these financial statements.

(Expressed in Hong Kong dollars unless otherwise indicated)



1. Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new Interpretations and an amendment to HKFRSs that are first effective for the current accounting period of the Group and the Company. However, none of these developments are relevant to the Group's or the Company's operations.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 33).

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2008 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

— investment properties (see note 1(g));

— financial instruments classified as trading securities (see note 1(e)); and

— derivative financial instruments (see note 1(f)).

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell (see note 1(v)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

1. Significant accounting policies (Continued)

(b) Basis of preparation of the financial statements (Continued)

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 30.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(m) or 1(n) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)(ii)).

1. Significant accounting policies (Continued)

(d) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (see note 1(v)). The consolidated income statement includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1(j)(ii)), unless it is classified as held for sale (see note 1(v)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in notes 1(s)(iv) and (v).

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(j)(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

1. Significant accounting policies (Continued)

(f) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance date, the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(g) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(i)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(s)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(i)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(i).

Property that is being constructed or developed for future use as investment property is classified as fixed assets and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

(h) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)(ii));

— buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(i)); and

— other items of plant and equipment.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 1(u)).

1. Significant accounting policies (Continued)

(h) Other property, plant and equipment (Continued)

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to relevant categories of fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.

— Leasehold improvements	20% to 50% per annum
— Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
— Motor vehicles	20% per annum

Where parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

1. Significant accounting policies (Continued)

(i) Leased assets (Continued)

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

— property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(g)); and

— land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(g)).

(j) Impairment of assets

(i) *Impairment of investments in equity securities and trade and other receivables, deposits and prepayments*

Investments in equity securities (other than investments in subsidiaries and associates (see note 1(j)(ii)), and trade and other current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

— significant financial difficulty of the debtor;

— a breach of contract, such as a default or delinquency in interest or principal payments;

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) *Impairment of investments in equity securities and trade and other receivables, deposits and prepayments (Continued)*

— it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

— significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

— a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other receivables, deposits and prepayments and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) *Impairment of investments in equity securities and trade and other receivables, deposits and prepayments (Continued)*

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, deposits and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amount previously written off directly are recognised in profit or loss.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— other property, plant and equipment;

— pre-paid interests in leasehold land classified as being held under an operating lease; and

— investments in subsidiaries and associates.

If any such indication exists, the asset's recoverable amount is estimated.

— *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— *Recognition of impairment losses*

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(ii) *Impairment of other assets (Continued)*

— *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) *Interim financial reporting and impairment*

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Trade and other receivables, deposits and prepayments

Trade and other receivables, deposits and prepayments are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(j)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

1. Significant accounting policies (Continued)

(m) Borrowings

Borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(n) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(p) Employee benefits

(i) *Short-term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 29.

(ii) *Share-based payments*

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

1. Significant accounting policies (Continued)

(p) Employee benefits (Continued)

(ii) *Share-based payments (Continued)*

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(q) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

1. Significant accounting policies (Continued)

(q) Income tax (Continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1. Significant accounting policies (Continued)

(r) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Commission income*

Commission income is recognised when the relevant services are rendered.

(iv) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(v) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

1. Significant accounting policies (Continued)

(s) Revenue recognition (Continued)

(vi) *Government grants*

Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss over the useful life of the asset.

(t) Translation of foreign currencies

Foreign currency transactions during the year are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(u) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use of sale are interrupted or complete.

1. Significant accounting policies (Continued)

(v) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, financial assets (other than investments in subsidiaries and associates) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 1.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(w) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1. Significant accounting policies (Continued)

(x) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

2. Turnover

The principal activities of the Group are manufacturing and sales of tinplate products, property leasing, distribution and trading of fresh and live foodstuffs during the year.

Turnover represents the sales value of goods, commission income earned from fresh and live foodstuffs distribution and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2008 **$'000**	2007 $'000
Sales of goods		
— Tinplate products	**2,750,900**	1,450,125
— Fresh and live foodstuffs	**117,441**	99,442
	2,868,341	1,549,567
Commission income from fresh and live foodstuffs distribution	**86,185**	17,715
Rental income from property leasing	**25,342**	26,178
	2,979,868	1,593,460

3. Other revenue and net income

	2008 $'000	2007 $'000
Other revenue		
Sales of scrap materials	**3,720**	6,217
Interest income	**6,984**	3,052
Management income	—	199
Dividends from listed securities	**353**	259
Subsidies received	—	770
Others	**2,433**	2,032
	13,490	12,529
Other net income		
Net (loss)/gain on disposal of fixed assets	**(656)**	156
Net realised and unrealised (loss)/gain on trading securities	**(4,140)**	3,246
Write-back of impairment losses on trade receivables	—	90
Net loss on forward foreign exchange contracts	**(1,833)**	(332)
Net realised and unrealised exchange gain	**37,210**	9,463
	30,581	12,623

4. Non-operating income

	2008 $'000	2007 $'000
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder	—	40,021

During 2007, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the People's Republic of China ("PRC").

5. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Note	**2008 $'000**	2007 $'000
(a)	Finance costs:			
	Interest on bank advances and other borrowings wholly repayable within 5 years		**25,242**	12,464
	Interest on loan from immediate holding company		**644**	520
			25,886	12,984
	Less: Interest expenses capitalised into construction in progress	*(i)*	**(981)**	(1,057)
			24,905	11,927
(b)	Staff costs:			
	Net contributions paid to defined contribution plans		**5,757**	3,279
	Equity-settled share-based payment expenses		**4**	—
	Salaries, wages and other benefits		**87,091**	53,916
			92,852	57,195
(c)	Other items:			
	Cost of inventories sold	*(ii)*	**2,703,765**	1,412,982
	Auditors' remuneration		**3,671**	3,218
	Depreciation		**78,724**	41,667
	Amortisation of land lease premium		**2,847**	2,517
	Impairment losses on interest in associate		**1,087**	—
	Impairment losses on trade receivables		**23**	49
	Write-down of inventories (note 19(b))		**50,057**	104
	Operating lease charges in respect of property rentals		**3,229**	1,538
	Rentals receivable from investment properties less direct outgoings of $2,888,000 (2007: $2,444,000)		**(22,454)**	(23,734)

5. Profit before taxation (Continued)

Notes:

(i) *The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.*

(ii) *Cost of inventories sold includes $155,512,000 (2007: $48,676,000) relating to write-down of inventories, staff costs and depreciation, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.*

6. Income tax in the consolidated income statement

(a) Taxation in the consolidated income statement represents:

	Note	**2008 $'000**	2007 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2007: 17.5%) on the estimated assessable profits for the year		**6,218**	86
(Over)/under-provision in respect of prior years		**(25)**	102
		6,193	188
Current tax — the PRC			
Tax for the year		**20,342**	11,757
Tax refund for re-investment	*(v)*	**—**	(18,194)
		20,342	(6,437)
Deferred tax			
Origination and reversal of temporary differences		**(7,536)**	4,234
Effect of change in tax rates	*(i), (ii)*	**—**	(5,420)
		(7,536)	(1,186)
		18,999	(7,435)

(Expressed in Hong Kong dollars unless otherwise indicated)

6. Income tax in the consolidated income statement (Continued)

(a) Taxation in the consolidated income statement represents: (Continued)

Notes:

(i) *In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group's operations in Hong Kong as from the year ended 31 December 2008. This decrease is taken into account in the preparation of these financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year and the opening balance of deferred tax has been re-estimated.*

Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) *In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group is gradually changed to the standard rate of 25% over a five-year transition period beginning in year 2008. The impact arising from the change in tax rate is taken into account in the preparation of these financial statements. The details of the tax relief are disclosed in the following notes.*

(iii) *In 2006, a subsidiary, Zhongyue Tinplate, was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangement under the New Tax Law has not been issued by the relevant tax authorities up to the date of issue of these financial statements. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the year ended 31 December 2008 (2007: 10.8%). When the final arrangement is known, any over-provision for income tax expense will be accounted for in future periods.*

(iv) *Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of these financial statements. The directors believe that Zhongyue Posco could enjoy such tax benefits and therefore no tax provision has been made for the current year.*

6. Income tax in the consolidated income statement (Continued)

(a) Taxation in the consolidated income statement represents: (Continued)

Notes: (Continued)

(v) *In 2007, the Group successfully obtained a tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of a subsidiary and the re-investment of dividends declared by two subsidiaries as capital contributions to other subsidiaries.*

(vi) *According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.*

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future. As a result, no provision for withholding tax was made as at 31 December 2007.

In addition, as the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current year will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries is made as at 31 December 2008. Further details are disclosed in note 18(d).

(b) Reconciliation between tax expense/(credit) and accounting profit at applicable tax rates:

	2008 $'000	2007 $'000
Profit before tax	**139,481**	174,443
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdictions concerned	**22,252**	28,123
Tax effect of non-deductible expenses	**9,538**	4,300
Tax effect of non-taxable revenue	**(6,702)**	(11,140)
Tax effect of current year's tax losses not recognised	**102**	1,996
Tax effect of utilisation of previous years' unrecognised tax losses	**(6,166)**	(5,849)
Tax refund for re-investment	**—**	(18,194)
(Over)/under-provision in respect of prior years	**(25)**	102
Effect of change in tax rates on the deferred tax balances	**—**	(6,773)
Actual tax expense/(credit)	**18,999**	(7,435)

7. Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2008 Total $'000
Executive directors							
Liang Jiang	—	492	301	660	1,453	1	1,454
Li Li (appointed on 7 January 2008)	—	—	52	524	576	1	577
Tan Yunbiao	—	370	278	1,136	1,784	1	1,785
Sung Hem Kuen (appointed on 17 April 2008)	—	780	25	233	1,038	—*	1,038
Tsang Hon Nam (resigned on 17 April 2008)	—	271	11	223	505	—	505
Non-executive directors							
Huang Xiaofeng (appointed on 29 October 2008)	—	—	—	—	—	—	—
Zhao Leili (resigned on 12 September 2008)	—	—	—	—	—	—	—
Luo Fanyu	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—*	—
Independent non-executive directors							
Gerard Joseph McMahon	—	300	—	—	300	—	300
Tam Wai Chu, Maria	—	300	—	—	300	—	300
Li Kar Keung, Caspar	—	300	—	—	300	—	300
Total	—	2,813	667	2,776	6,256	3	6,259

* *Amount less than $1,000*

7. Directors' remuneration (Continued)

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2007 Total $'000
Executive directors							
Liang Jiang	—	461	224	600	1,285	—	1,285
Tan Yunbiao	—	350	193	350	893	—	893
Tsang Hon Nam	—	1,030	30	140	1,200	—	1,200
Non-executive directors							
Zhao Leili	—	—	—	—	—	—	—
Luo Fanyu	—	—	—	—	—	—	—
Dong Decai (resigned on 12 November 2007)	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—	—
Independent non-executive directors							
Gerard Joseph McMahon	—	300	—	—	300	—	300
Tam Wai Chu, Maria	—	300	—	—	300	—	300
Li Kar Keung, Caspar	—	300	—	—	300	—	300
Total	—	2,741	447	1,090	4,278	—	4,278

Note: These represent the estimated value of share options granted to the directors under the Company's share option schemes. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(p)(ii).

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share Option Schemes of the Company" in the "Report of the Directors" and note 24.

8. Individuals with highest emoluments

Of the five individuals with highest emoluments, three (2007: three) directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other two (2007: two) individuals are as follows:

	2008 $'000	2007 $'000
Basic salaries, allowances and other benefits	**798**	692
Retirement schemes contributions	**314**	156
Share-based payments	**1**	—
Bonus	**1,644**	1,556
	2,757	2,404

The emoluments of the two (2007: two) individuals with the highest emoluments are within the following bands:

	2008 Number of individuals	2007 Number of individuals
$		
Nil–1,000,000	**—**	1
1,000,001–1,500,000	**2**	1

9. Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a loss of $3,903,000 (2007: profit of $28,415,000) which has been dealt with in the financial statements of the Company.

9. Profit attributable to equity shareholders of the Company (Continued)

Reconciliation of the above amount to the Company's profit for the year:

	2008 $'000	2007 $'000
Amount of consolidated profit attributable to equity shareholders dealt with in the Company's financial statements	**(3,903)**	28,415
Write-back of impairment losses on interest in subsidiaries	**33,949**	30,779
Final dividend from associate and subsidiary attributable to the profits of the previous financial year, approved and payable/paid during the year	**45,502**	16,907
Company's profit for the year *(note 25(b))*	**75,548**	76,101

10. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2008 $'000	2007 $'000
Interim dividend declared and paid of 2.0 cents per ordinary share (2007: 2.0 cents per ordinary share)	**18,112**	18,108
Final dividend proposed after the balance sheet date of 1.5 cents per ordinary share (2007: 2.0 cents per ordinary share)	**13,584**	18,112
	31,696	36,220

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

10. Dividends (Continued)

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2008 $'000	2007 $'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 2.0 cents per ordinary share (2007: 2.0 cents per ordinary share)	**18,112**	18,072

11. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $100,646,000 (2007: $183,809,000) and the weighted average of 905,603,000 (2007: 904,079,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2008 '000	2007 '000
Issued ordinary shares at 1 January	**905,603**	901,583
Effect of share options exercised *(notes 24 and 25(d))*	**—**	2,496
Weighted average number of ordinary shares	**905,603**	904,079

11. Earnings per share (Continued)

(b) Diluted earnings per share

The diluted earnings per share for the year ended 31 December 2008 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive.

The calculation of diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 and the weighted average number of ordinary shares of 906,448,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2008 '000	2007 '000
Weighted average number of ordinary shares used in the basic earnings per share calculation	**905,603**	904,079
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration *(note 24)*	—	2,369
Weighted average number of ordinary shares (diluted)	**905,603**	906,448

12. Segment reporting

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are mainly used as packaging materials for the food processing manufacturers
Fresh and live foodstuffs	:	Distribution, purchase and sale of fresh and live foodstuffs
Property leasing	:	Leasing of properties to generate rental income

12. Segment reporting (Continued)

Business segments (Continued)

	For the year ended 31 December 2008					
	Tinplating $'000	Fresh and live foodstuffs $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	2,750,900	203,626	25,342	—	—	2,979,868
Inter-segment revenue	—	—	186	(186)	—	—
Other revenue from external customers	16,505	964	147	—	26,102	43,718
Total	2,767,405	204,590	25,675	(186)	26,102	3,023,586
Segment result	67,762	76,808	14,509			159,079
Unallocated operating income and expenses						8,208
Profit from operations						167,287
Share of profits less losses of associates	—	—	—	—	16,528	16,528
Valuation losses on investment properties	—	—	(19,429)	—	—	(19,429)
Finance costs						(24,905)
Income tax						(18,999)
Profit after taxation						120,482
Depreciation and amortisation for the year	79,038	367	1,943			
Impairment losses made for the year	—	23	—			
Write-down of inventories for the year	50,041	16	—			

12. Segment reporting (Continued)

Business segments (Continued)

	For the year ended 31 December 2007					
	Tinplating $'000	Fresh and live foodstuffs $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	1,450,125	117,157	26,178	—	—	1,593,460
Inter-segment revenue	—	—	216	(216)	—	—
Other revenue from external customers	8,501	1,217	46	—	15,129	24,893
Total	1,458,626	118,374	26,440	(216)	15,129	1,618,353
Segment result	76,449	21,213	16,764			114,426
Unallocated operating income and expenses						(4,542)
Profit from operations						109,884
Non-operating income						40,021
Share of profits less losses of associates	—	—	—	—	20,390	20,390
Valuation gains on investment properties	—	—	16,075	—	—	16,075
Finance costs						(11,927)
Income tax						7,435
Profit after taxation						181,878
Depreciation and amortisation for the year	42,183	88	1,677			
Impairment losses made for the year	—	—	49			
Write-down of inventories for the year	—	104	—			

12. Segment reporting (Continued)

Business segments (Continued)

	2008			
	Tinplating $'000	**Fresh and live foodstuffs $'000**	**Property leasing $'000**	**Consolidated $'000**
Segment assets	**2,052,470**	**103,218**	**285,184**	**2,440,872**
Interest in associates				**201,973**
Unallocated assets				**40,001**
Total assets				**2,682,846**
Segment liabilities	**407,815**	**24,805**	**7,969**	**440,589**
Unallocated liabilities				**692,063**
Total liabilities				**1,132,652**
Capital expenditure incurred during the year	**92,079**	**372**	**7,869**	

	2007			
	Tinplating $'000	Fresh and live foodstuffs $'000	Property leasing $'000	Consolidated $'000
Segment assets	1,788,919	63,029	296,760	2,148,708
Interest in associates				199,010
Unallocated assets				9,871
Total assets				2,357,589
Segment liabilities	318,442	51,184	6,415	376,041
Unallocated liabilities				592,301
Total liabilities				968,342
Capital expenditure incurred during the year	412,832	991	1,473	

12. Segment reporting (Continued)

Geographical segments

The Group's business participates in three principal economic environments. Hong Kong is the major market for distribution and trading of fresh and live foodstuffs, whereas the PRC (other than Hong Kong) and Asia (excluding the PRC and Hong Kong) are major markets for most of the Group's other businesses.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2008			
	The PRC $'000	**Hong Kong $'000**	**Asia (excluding the PRC and Hong Kong) $'000**	**Other regions $'000**
Revenue from external customers	**1,765,844**	**278,292**	**827,309**	**108,423**
Segment assets	**2,213,502**	**227,370**	—	—
Capital expenditure incurred during the year	**99,948**	**372**	—	—

	2007			
	The PRC $'000	Hong Kong $'000	Asia (excluding the PRC and Hong Kong) $'000	Other regions $'000
Revenue from external customers	1,344,659	119,826	117,736	11,239
Segment assets	1,974,489	174,219	—	—
Capital expenditure incurred during the year	414,437	859	—	—

13. Fixed assets

(a) The Group

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2008	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Exchange adjustments	17,954	—	17,201	20,473	389	56,017	10,328	4,238	70,583
Additions	26,670	—	61,708	7,823	1,282	97,483	782	2,068	100,333
Disposals	(384)	—	—	(3,982)	(380)	(4,746)	—	—	(4,746)
Transfer in from construction in progress	46,891	—	(343,475)	292,790	—	(3,794)	3,794	—	—
Reclassification to investment properties	—	—	—	—	—	—	2,689	(2,689)	—
Government grant received in relation of fixed assets acquired in prior year	—	—	—	(2,520)	—	(2,520)	—	—	(2,520)
Fair value adjustment	—	—	—	—	—	—	(19,429)	—	(19,429)
At 31 December 2008	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
Representing:									
Cost	413,548	1,918	13,749	671,368	8,811	1,109,394	—	124,210	1,233,604
Valuation — 2008	—	—	—	—	—	—	262,388	—	262,388
	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
Accumulated depreciation:									
At 1 January 2008	47,652	1,884	—	54,361	4,497	108,394	—	13,493	121,887
Exchange adjustments	2,864	—	—	3,360	239	6,463	—	490	6,953
Charge for the year	18,159	13	—	59,785	767	78,724	—	2,847	81,571
Written back on disposal	(283)	—	—	(3,408)	(342)	(4,033)	—	—	(4,033)
At 31 December 2008	68,392	1,897	—	114,098	5,161	189,548	—	16,830	206,378
Net book value:									
At 31 December 2008	345,156	21	13,749	557,270	3,650	919,846	262,388	107,380	1,289,614

13. Fixed assets (Continued)

(a) The Group (Continued)

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interest in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2007	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Exchange adjustments	4,826	—	26,825	10,535	142	42,328	11,025	1,180	54,533
Additions	955	—	349,769	6,910	5,099	362,733	1,473	51,169	415,375
Disposals	—	—	—	(66,304)	(887)	(67,191)	—	—	(67,191)
Transfer in from construction in progress	221,536	—	(466,575)	245,039	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	16,075	—	16,075
At 31 December 2007	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Representing:									
Cost	322,417	1,918	278,315	356,784	7,520	966,954	—	120,593	1,087,547
Valuation — 2007	—	—	—	—	—	—	264,224	—	264,224
	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Accumulated depreciation:									
At 1 January 2007	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
Exchange adjustments	2,853	—	—	6,711	64	9,628	—	587	10,215
Charge for the year	10,750	19	—	26,824	4,074	41,667	—	2,517	44,184
Written back on disposal	—	—	—	(58,912)	(798)	(59,710)	—	—	(59,710)
At 31 December 2007	47,652	1,884	—	54,361	4,497	108,394	—	13,493	121,887
Net book value:									
At 31 December 2007	274,765	34	278,315	302,423	3,023	858,560	264,224	107,100	1,229,884

13. Fixed assets (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2008	1,385	2,500	1,220	5,105	103,800	108,905
Additions	—	14	—	14	—	14
Disposals	—	(1,033)	—	(1,033)	—	(1,033)
Fair value adjustment	—	—	—	—	(17,889)	(17,889)
At 31 December 2008	1,385	1,481	1,220	4,086	85,911	89,997
Representing:						
Cost	1,385	1,481	1,220	4,086	—	4,086
Valuation — 2008	—	—	—	—	85,911	85,911
	1,385	1,481	1,220	4,086	85,911	89,997
Accumulated depreciation:						
At 1 January 2008	1,351	1,962	992	4,305	—	4,305
Charge for the year	12	146	64	222	—	222
Written back on disposal	—	(990)	—	(990)	—	(990)
At 31 December 2008	1,363	1,118	1,056	3,537	—	3,537
Net book value:						
At 31 December 2008	22	363	164	549	85,911	86,460

13. Fixed assets (Continued)

(b) The Company (Continued)

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2007	1,385	2,431	1,220	5,036	98,200	103,236
Additions	—	79	—	79	—	79
Disposals	—	(10)	—	(10)	—	(10)
Fair value adjustment	—	—	—	—	5,600	5,600
At 31 December 2007	1,385	2,500	1,220	5,105	103,800	108,905
Representing:						
Cost	1,385	2,500	1,220	5,105	—	5,105
Valuation — 2007	—	—	—	—	103,800	103,800
	1,385	2,500	1,220	5,105	103,800	108,905
Accumulated depreciation:						
At 1 January 2007	1,332	1,819	928	4,079	—	4,079
Charge for the year	19	153	64	236	—	236
Written back on disposal	—	(10)	—	(10)	—	(10)
At 31 December 2007	1,351	1,962	992	4,305	—	4,305
Net book value:						
At 31 December 2007	34	538	228	800	103,800	104,600

13. Fixed assets (Continued)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
In Hong Kong on long-term leases	**85,911**	103,800	**85,911**	103,800
Elsewhere in the PRC on medium-term leases	**629,013**	542,289	**—**	—
	714,924	646,089	**85,911**	103,800
Representing:				
Land and buildings carried at fair value	**262,388**	264,224	**85,911**	103,800
Buildings carried at cost	**345,156**	274,765	**—**	—
	607,544	538,989	**85,911**	103,800
Interest in leasehold land held for use under operating leases	**107,380**	107,100	**—**	—
	714,924	646,089	**85,911**	103,800

(d) Investment properties of the Group and the Company situated in Hong Kong totalling $85,911,000 (2007: $103,800,000) were revalued at 31 December 2008 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $176,477,000 (2007: $160,424,000) were revalued at 31 December 2008 by an independent firm of surveyors registered in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis.

13. Fixed assets (Continued)

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of 1 to 28 years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Within 1 year	**22,622**	11,643	**1,450**	2,952
After 1 year but within 5 years	**10,673**	7,174	**—**	1,121
After 5 years	**19,806**	20,483	**—**	—
	53,101	39,300	**1,450**	4,073

14. Interest in subsidiaries

	Note	The Company **2008 $'000**	2007 $'000
Unlisted shares, at cost		**211,409**	211,409
Loans to subsidiaries	*(ii)*	**158,143**	130,928
Amounts due from subsidiaries	*(iii)*	**439,382**	466,976
		808,934	809,313
Less: impairment losses		**(294,114)**	(328,063)
		514,820	481,250

Notes:

(i) Details of the principal subsidiaries are set out in note 34. Details of company under liquidation which has not been consolidated in the financial statements are set out in note 35.

(ii) The loans to subsidiaries are interest-bearing at 2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC plus 0.5% per annum (2007: 1-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC plus 0.5% per annum). The loans are unsecured and not expected to be recovered within 1 year.

(iii) Amounts due from subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

15. Interest in associates

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Unlisted shares, at cost	**—**	—	**244,980**	244,980
Share of net assets	**206,893**	199,010	**—**	—
	206,893	199,010	**244,980**	244,980
Less: impairment losses	**(1,087)**	—	**(76,822)**	(75,722)
	205,806	199,010	**168,158**	169,258
Transfer to non-current asset held for sale	**(3,833)**	—	**(3,880)**	—
	201,973	199,010	**164,278**	169,258

An associate, Zhongshan Baoli Food Ltd., is reclassified as non-current asset held for sale as at 31 December 2008 as an agreement was signed by the Company during the year to dispose of its entire equity interest of 30%. An impairment loss of $1,087,000 (2007: $Nil) and $1,100,000 (2007: $Nil) was recognised by the Group and the Company respectively to write down its carrying value to fair value less costs to sell. The transaction was completed in March 2009.

Details of the principal associate, which is incorporated in the PRC, are set out in note 36.

Summary of financial information on associates

	Assets $'000	Liabilities $'000	Equity $'000	Revenue $'000	Profit after tax $'000
2008					
100 per cent	**737,066**	**(215,734)**	**521,332**	**1,539,584**	**41,176**
Group's effective interest	**293,169**	**(86,276)**	**206,893**	**613,154**	**16,528**
2007					
100 per cent	681,543	(180,018)	501,525	1,314,898	50,607
Group's effective interest	270,935	(71,925)	199,010	522,804	20,390

16. Other non-current financial assets

	The Group and the Company	
	2008	2007
	$'000	$'000
Equity securities		
Unlisted equity securities, at cost	**540**	540
Less: impairment losses	**(540)**	(540)
	—	—

17. Trading securities

	The Group and the Company	
	2008	2007
	$'000	$'000
Trading securities (at market value)		
Equity securities listed in Hong Kong	**2,259**	6,399

18. Income tax in the balance sheet

(a) Current taxation in the consolidated balance sheet represents:

	The Group	
	2008 $'000	2007 $'000
Provision for Hong Kong Profits Tax for the year	**6,218**	86
Provisional Profits Tax paid	**—**	(86)
	6,218	—
Balance of Profits Tax recoverable relating to prior years	**(81)**	(456)
Taxation outside Hong Kong	**17,645**	19,934
	23,782	19,478
Representing:		
Current taxation recoverable	**(151)**	(456)
Current taxation payable	**23,933**	19,934
	23,782	19,478

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation $'000	Revaluation of investment properties $'000	Tax losses $'000	Write-down of inventories $'000	Others $'000	Total $'000
Deferred tax arising from:						
At 1 January 2008	10,640	14,259	(2,866)	—	—	22,033
Exchange adjustments	678	694	—	(109)	(7)	1,256
Charged/(credited) to consolidated income statement	1,526	(3,125)	2,569	(8,717)	211	(7,536)
Effect of change in tax rates	1	(165)	164	—	—	—
At 31 December 2008	12,845	11,663	(133)	(8,826)	204	15,753
At 1 January 2007	11,436	11,679	(1,428)	—	—	21,687
Exchange adjustments	771	761	—	—	—	1,532
Charged/(credited) to consolidated income statement	1,301	4,371	(1,438)	—	—	4,234
Effect of change in tax rates	(2,868)	(2,552)	—	—	—	(5,420)
At 31 December 2007	10,640	14,259	(2,866)	—	—	22,033

18. Income tax in the balance sheet (Continued)

(b) Deferred tax assets and liabilities recognised: (Continued)

The Group

	2008 $'000	2007 $'000
Net deferred tax assets recognised in the consolidated balance sheet	(9,426)	—
Net deferred tax liabilities recognised in the consolidated balance sheet	25,179	22,033
	15,753	22,033

(c) Deferred tax assets not recognised:

	The Group		The Company	
	2008 $'000	2007 $'000	2008 $'000	2007 $'000
Tax losses	374,919	400,893	370,375	393,200

The tax losses do not expire under the current tax legislation, except for an amount of $Nil (2007: $4,144,000), being unrecognised tax losses, which will expire in the coming 5 years.

(d) Deferred tax liabilities not recognised:

At 31 December 2008, deferred tax liabilities of $3,384,000 (2007: $Nil) have not been recognised in respect of the withholding tax payable upon the distribution of the profits of the PRC subsidiaries for the current year as the Company controls the dividend policy of these subsidiaries. It has been determined that it is probable that these retained profits will not be distributed in the foreseeable future.

19. Inventories

(a) Inventories in the consolidated balance sheet comprise:

	The Group	
	2008 $'000	2007 $'000
Raw materials, spare parts and consumables	**167,867**	213,805
Work in progress	**21,615**	48,837
Finished goods	**211,610**	58,701
	401,092	321,343

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2008 $'000	2007 $'000
Carrying amount of inventories sold	**2,653,708**	1,412,878
Write-down of inventories	**50,057**	104
	2,703,765	1,412,982

20. Trade and other receivables, deposits and prepayments

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Trade debtors	**76,670**	30,768	**32**	27
Bills receivable *(note (ii))*	**196,386**	347,198	—	—
Other receivables, deposits and prepayments	**50,421**	67,731	**600**	351
Amount due from associate	**21,152**	—	**21,152**	—
Amounts due from related company *(note (i))*	**1,860**	7,791	—	—
	346,489	453,488	**21,784**	378

20. Trade and other receivables, deposits and prepayments (Continued)

Notes:

(i) *The amounts are trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.*

(ii) *At 31 December 2008, bills receivable with carrying amount of $66,176,000 (2007: $Nil) were pledged to a bank in the PRC to obtain banking facilities.*

(iii) *Included in the trade and other receivables, deposits and prepayments of the Group are balances totalling $226,000 (2007: $810,000) expected to be recovered after one year.*

(a) Ageing analysis

Included in trade and other receivables, deposits and prepayments are trade debtors and bills receivable and trade balances due from related company (net of allowance for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Within 1 month	**162,772**	131,793	**32**	27
1 to 3 months	**65,853**	158,685	**—**	—
More than 3 months but less than 12 months	**46,291**	95,279	**—**	—
	274,916	385,757	**32**	27

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Further details on the Group's credit policy are set out in note 26(a).

20. Trade and other receivables, deposits and prepayments (Continued)

(b) Impairment of trade debtors and bills receivable

Impairment losses in respect of trade debtors and bills receivable are recorded using an allowance account unless management is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors and bills receivable directly (see note 1(j)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2008	2007	**2008**	2007
	$'000	$'000	**$'000**	$'000
At 1 January	**19,209**	19,250	**7,289**	7,240
Impairment losses recognised	**23**	49	**—**	49
Write-back of impairment losses on receivables	**—**	(90)	**—**	—
Uncollectible amounts written off	**(19,209)**	—	**(7,289)**	—
At 31 December	**23**	19,209	**—**	7,289

At 31 December 2008, $23,000 (2007: $19,209,000) and $Nil (2007: $7,289,000) of the Group's and the Company's trade debtors and bills receivable were individually determined to be impaired respectively. The individually impaired receivables relate to customers that are in financial difficulties or have defaulted in payments and management assessed that the balances are not expected to be recoverable. Consequently, full specific allowances for doubtful debts were recognised. The Group and the Company do not hold any collateral over these balances.

20. Trade and other receivables, deposits and prepayments (Continued)

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade debtors, bills receivable and trade balances due from related company that are neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Neither past due nor impaired	**272,297**	376,081	**32**	27
Less than 1 month past due	**277**	9,669	**—**	—
1 to 3 months past due	**261**	7	**—**	—
4 to 6 months past due	**2,081**	—	**—**	—
	2,619	9,676	**—**	—
	274,916	385,757	**32**	27

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group and the Company. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been any significant change in credit quality and the balances are still considered fully recoverable. The Group and the Company do not hold any collateral over these balances.

21. Cash and cash equivalents

	The Group		The Company	
	2008 **$'000**	2007 $'000	**2008** **$'000**	2007 $'000
Deposits with banks	**149,273**	63,394	**—**	1,003
Cash at bank and in hand	**278,736**	83,615	**2,010**	662
Cash and cash equivalents in the balance sheets	**428,009**	147,009	**2,010**	1,665
Pledged bank balances	**(37,566)**	(55,900)	**—**	—
Cash and cash equivalents in the consolidated cash flow statement	**390,443**	91,109		

22. Trade and other payables

	The Group		The Company	
	2008 **$'000**	2007 $'000	**2008** **$'000**	2007 $'000
Trade creditors	**47,478**	83,502	**29**	29
Bills payable	**—**	11,597	**—**	—
Other payables and accrued charges	**129,632**	152,665	**16,147**	12,449
Amounts due to subsidiaries	**—**	—	**29,989**	29,878
Amounts due to associates	**21**	19	**—**	—
Amount due to related company *(note (i))*	**274,350**	130,352	**—**	—
Amount due to fellow subsidiary	**23,250**	23,250	**—**	—
Amount due to immediate holding company	**20**	—	**20**	—
Derivative financial instruments *(note 26(d))*	**6,285**	346	**—**	—
	481,036	401,731	**46,185**	42,356

22. Trade and other payables (Continued)

Notes:

(i) *The amounts are trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.*

(ii) *The amount of trade and other payables expected to be settled after more than one year is $1,213,000 (2007: $905,000).*

Included in trade and other payables are trade creditors, bills payable and trade balances due to related company with the following ageing analysis:

	The Group		The Company	
	2008 $'000	2007 $'000	**2008 $'000**	2007 $'000
Due within 1 month or on demand	**263,303**	225,451	**29**	29
Due after 1 month but within 3 months	**58,525**	—	**—**	—
	321,828	225,451	**29**	29

23. Borrowings

	Note	The Group	
		2008 $'000	2007 $'000
(a) Bank loans			
— unsecured	*(i)*	**85,043**	281,720
— secured by bills receivable	*(ii)*	**—**	168,988
— secured by bank deposits	*(iii)*	**24,521**	52,720
— secured by investment properties	*(iv)*	**480,000**	—
		589,564	503,428

23. Borrowings (Continued)

(a) Bank loans (Continued)

At 31 December 2008, the bank loans were repayable as follows:

	The Group	
	2008 $'000	2007 $'000
Within 1 year or on demand	**184,521**	423,336
After 1 year but with 2 years	**245,043**	—
After 2 years but within 5 years	**160,000**	80,092
	405,043	80,092
	589,564	503,428

Notes:

(i) *The unsecured bank loans as at 31 December 2008 are granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group with carrying amounts of $Nil (2007: $80,043,000) and $85,043,000 (2007: $80,092,000) guaranteed by a minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively. As at 31 December 2008, a minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.*

(ii) *At 31 December 2007, the loans were secured by bills receivable with carrying amounts of $168,988,000.*

(iii) *The loans are secured by bank deposits of $24,515,000 (2007: $50,571,000).*

(iv) *The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with carrying value of $85,911,000 as collateral.*

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group's management of liquidity risk are set out in note 26(b). As at 31 December 2008, none of the covenants relating to the bank loans had been breached.

23. Borrowings (Continued)

	The Group and the Company	
	2008 **$'000**	2007 $'000
(b) Loan from immediate holding company	**10,000**	21,216

The loan is unsecured, interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum (2007: 3-month HIBOR + 0.35% per annum) and repayable on 30 June 2009.

	The Group	
	2008 **$'000**	2007 $'000
(c) Loan from minority shareholder	**2,940**	—

The loan was provided to a non-wholly owned subsidiary of the Group and is unsecured, interest-free and repayable on 31 December 2009. The Group also provided a loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

24. Equity-settled share-based transactions

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Option Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of 5 years. Each option gives the holder the right to subscribe for one share.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including non-executive and independent non-executive directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

(Expressed in Hong Kong dollars unless otherwise indicated)

24. Equity-settled share-based transactions (Continued)

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the 2001 Share Option Scheme remain valid until lapsed.

On 29 December 2008, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2008 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis. Eligible participants of the 2008 Share Option Scheme include the Company's directors, senior management personnel or core technical and managerial personnel of the Group.

Pursuant to the 2008 Share Option Scheme, the directors are authorised, at their discretion, to invite any eligible participants of the Company and its subsidiaries to take up options at nil consideration to subscribe for ordinary shares of the Company. Subject to the fulfilment of performance conditions of the Group and the eligible participants, 40%, 30%, 10% and 20% of the options vest after 2, 3, 4 and 5 years from the date of grant respectively. The share options are exercisable within a period of 5.5 years from the date of grant. Each option gives the holder the right to subscribe for one ordinary share.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2004 Share Option Scheme. Options previously granted under the 2004 Share Option Scheme remain valid until lapsed.

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options held by directors:			
— granted on 6 February 2004	3,500,000	3 months from the date of grant	5 years
— granted on 9 March 2006	5,300,000	3 months from the date of grant	10 years
— granted on 30 December 2008	6,450,000	Note	5.5 years
Options held by employees and other participants:			
— granted on 6 February 2004	4,820,000	3 months from the date of grant	5 years
— granted on 9 March 2006	6,350,000	3 months from the date of grant	10 years
— granted on 30 December 2008	2,600,000	Note	5.5 years
Total share options	29,020,000		

Note: Subject to the fulfilment of performance conditions of the Group and the eligible participants, 40%, 30%, 10% and 20% of the options vest after 2, 3, 4 and 5 years from the date of grant respectively.

24. Equity-settled share-based transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	2008		2007	
	Weighted average exercise price	**Number of options '000**	Weighted average exercise price	Number of options '000
Outstanding at the beginning of the year	**$1.636**	**14,450**	$1.627	19,970
Granted during the year	**$0.750**	**9,050**		—
Lapsed during the year	**$1.660**	**(1,700)**	$1.660	(1,500)
Cancelled during the year	**$1.622**	**(6,200)**		—
Exercised during the year		**—**	$1.586	(4,020)
Outstanding at the end of the year	**$1.125**	**15,600**	$1.636	14,450
Exercisable at the end of the year	**$1.642**	**6,550**	$1.636	14,450

The options outstanding at 31 December 2008 had a weighted average exercise price of $1.125 (2007: $1.636) and a weighted average remaining contractual life of 5.54 years (2007: 6.06 years).

(Expressed in Hong Kong dollars unless otherwise indicated)

24. Equity-settled share-based transactions (Continued)

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model (the "Model"). The contractual life of the share option is used as an input into the Model. Expectations of early exercise are incorporated into the Model.

	Options granted on 30 December 2008	Options granted on 9 March 2006
Fair value at measurement date	**$0.22**	$0.29
Share price at the grant date	**$0.74**	$1.64
Exercise price	**$0.75**	$1.66
Expected volatility (expressed as weighted average volatility used in the modelling under the Model)	**47%**	78%
Option life (expressed as weighted average life used in the modelling under the Model)	**5.5 years**	10 years
Expected dividends	**5.410%**	2.564%
Risk-free interest rate (based on Exchange Fund Notes)	**1.194%**	4.444%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

25. Capital and reserves

(a) The Group

	Attributable to equity shareholders of the Company											
	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve — others $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2008	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	—	1,301,504	87,743	1,389,247
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	71,483	—	—	—	—	71,483	5,202	76,685
Grant of share options	—	—	4	—	—	—	—	—	—	4	—	4
Share options lapsed and cancelled during the year	—	—	(1,426)	—	—	—	—	1,426	—	—	—	—
Transfer of reserves relating to non-current asset held for sale	—	—	—	(657)	(1,061)	—	(758)	—	2,476	—	—	—
Dividends declared in respect of current year	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
Profit for the year	—	—	—	—	—	—	—	100,646	—	100,646	19,836	120,482
At 31 December 2008	452,802	4,423	1,459	—	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

	Attributable to equity shareholders of the Company										
	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve — others $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2007	450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
Dividends approved in respect of previous year	—	—	—	—	—	—	—	(18,072)	(18,072)	—	(18,072)
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	74,231	—	—	—	74,231	3,832	78,063
Transfer to statutory reserves	—	—	—	—	—	—	2,905	(2,905)	—	—	—
Acquisition of minority interests	—	—	—	—	—	—	—	—	—	(37,642)	(37,642)
Capital contributions by minority shareholders	—	—	—	—	—	—	—	—	—	85,842	85,842
Exercise of share options	2,010	4,423	(58)	—	—	—	—	—	6,375	—	6,375
Share options lapsed during the year	—	—	(437)	—	—	—	—	437	—	—	—
Dividends declared in respect of current year	—	—	—	—	—	—	—	(18,108)	(18,108)	—	(18,108)
Profit for the year	—	—	—	—	—	—	—	183,809	183,809	(1,931)	181,878
At 31 December 2007	452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247

25. Capital and reserves (Continued)

(b) The Company

	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Special capital reserve $'000	Retained profits $'000	Total equity $'000
At 1 January 2008	**452,802**	**4,423**	**2,881**	**107,440**	**132,432**	**699,978**
Dividends approved in respect of previous year	—	—	—	—	**(18,112)**	**(18,112)**
Share options lapsed and cancelled during the year	—	—	**(1,426)**	—	**1,426**	—
Dividends declared in respect of current year	—	—	—	—	**(18,112)**	**(18,112)**
Grant of share options	—	—	**4**	—	—	**4**
Profit for the year	—	—	—	—	**75,548**	**75,548**
At 31 December 2008	**452,802**	**4,423**	**1,459**	**107,440**	**173,182**	**739,306**
At 1 January 2007	450,792	—	3,376	107,440	92,074	653,682
Dividends approved in respect of previous year	—	—	—	—	(18,072)	(18,072)
Share options lapsed during the year	—	—	(437)	—	437	—
Dividends declared in respect of current year	—	—	—	—	(18,108)	(18,108)
Exercise of share options	2,010	4,423	(58)	—	—	6,375
Profit for the year	—	—	—	—	76,101	76,101
At 31 December 2007	452,802	4,423	2,881	107,440	132,432	699,978

25. Capital and reserves (Continued)

(c) Share capital

	2008 Number of shares '000	2008 $'000	2007 Number of shares '000	2007 $'000
Authorised:				
Ordinary shares of nominal value of $0.50 each	**3,000,000**	**1,500,000**	3,000,000	1,500,000
Issued and fully paid:				
At 1 January	**905,603**	**452,802**	901,583	450,792
Exercise of share options	—	—	4,020	2,010
At 31 December	**905,603**	**452,802**	905,603	452,802

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(d) Shares issued under share option schemes

During the year, no share options were exercised to subscribe for ordinary shares in the Company.

In 2007, share options were exercised to subscribe for 4,020,000 ordinary shares in the Company at a consideration of $6,375,000 of which $2,010,000 was credited to share capital and the balance of $4,365,000 was credited to the share premium account. $58,000 was transferred from capital reserve — share options to the share premium account in accordance with accounting policy set out in note 1(p)(ii).

(e) Nature and purpose of reserves

(i) *Share premium*

The application of the share premium is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii) *Capital reserve — share options*

The capital reserve — share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share-based payments in note 1(p)(ii).

25. Capital and reserves (Continued)

(e) Nature and purpose of reserves (Continued)

(iii) *Special capital reserve*

The special capital reserve was created under the capital reorganisation of the Company completed in 2005. The Company had given an undertaking to the High Court of Hong Kong in relation to the amount credited to such reserve to the effect that such reserve will not be treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

(iv) *Exchange reserves*

The exchange reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 1(t).

(v) Other reserves represent statutory reserves of entities established in the PRC.

(f) Distributability of reserves

At 31 December 2008, the aggregate amount of reserves available for distribution to equity shareholders of the Company was $137,171,000 (2007: $78,532,000).

(g) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. The Group's capital comprises its equity.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

25. Capital and reserves (Continued)

(g) Capital management (Continued)

The Group monitors its capital structure on the basis of net debt-to-capital ratio. It is the Group's strategy to keep the net debt-to-capital ratio at a reasonable level. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or realise assets to reduce debt. As at 31 December 2008, the net debt-to-capital ratio of the Group was as follows:

	2008 **$'000**	2007 $'000
Bank loans	**589,564**	503,428
Loan from immediate holding company	**10,000**	21,216
Loan from minority shareholder	**2,940**	—
Borrowings	**602,504**	524,644
Less: Cash and cash equivalents	**(428,009)**	(147,009)
Net debt	**174,495**	377,635
Equity attributable to equity shareholders of the Company	**1,437,413**	1,301,504
Net debt-to-capital ratio	**12.1%**	29.0%

The Group is required to maintain its equity attributable to equity shareholders at a certain level to comply with covenants as disclosed in note 23(a)(iv). Other than the above, neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

(Expressed in Hong Kong dollars unless otherwise indicated)

26. Financial instruments

Exposure to credit, liquidity, interest rate, foreign currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, deposits and prepayments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks range from 3 to 6 months. For the foodstuffs trading business, credit period usually ranges from 1 to 2 months. For distribution of live and fresh foodstuffs, credit period is usually less than 1 month. Payment in advance is usually required for tenants under the Group's property leasing operation. Debtors with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 13.3% (2007: 23.3%) and 34.3% (2007: 43.1%) of the total trade and bills receivables was due from the Group's largest debtor and the five largest debtors, respectively.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment allowance. The Group does not provide any other guarantee which would expose the Group to credit risk. Details of guarantees provided by the Company and a subsidiary to other subsidiaries within the Group are set out in note 23(a).

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables, deposits and prepayments are set out in note 20.

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management. However, except for placing fixed deposits with major financial institutions, short-term investment of cash surpluses and the raising of loans to cover expected cash demands require approval by the parent company. The Group's policy is to regularly monitor its liquidity to ensure that it maintains sufficient reserves of cash and cash equivalents and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flow (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company is required to pay:

The Group

	2008					
	Carrying amount $'000	**Total contractual undiscounted cash flow $'000**	**Within 1 year or on demand $'000**	**More than 1 year but less than 2 years $'000**	**More than 2 years but less than 5 years $'000**	**More than 5 years $'000**
Bank loans	**589,564**	**(602,568)**	**(193,517)**	**(248,956)**	**(160,095)**	—
Loan from immediate holding company	**10,000**	**(10,065)**	**(10,065)**	—	—	—
Loan from minority shareholder	**2,940**	**(2,940)**	**(2,940)**	—	—	—
Trade and other payables	**481,036**	**(481,036)**	**(481,036)**	—	—	—
	1,083,540	**(1,096,609)**	**(687,558)**	**(248,956)**	**(160,095)**	—

	2007					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Bank loans	503,428	(523,748)	(434,361)	(5,385)	(84,002)	—
Loan from immediate holding company	21,216	(22,012)	(22,012)	—	—	—
Trade and other payables	401,731	(401,731)	(400,826)	(905)	—	—
	926,375	(947,491)	(857,199)	(6,290)	(84,002)	—

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Group (Continued)

	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	2008 More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Derivatives settled gross:					
Forward foreign exchange contracts					
(note 26(d)(i))					
— outflow	**(408,243)**	**(408,243)**	—	—	—
— inflow	**401,957**	**401,957**	—	—	—

	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	2007 More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Derivatives settled gross:					
Forward foreign exchange contracts					
(note 26(d)(i))					
— outflow	(50,456)	(50,456)	—	—	—
— inflow	52,720	52,720	—	—	—

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Company

	2008					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Loan from immediate holding company	**10,000**	**(10,065)**	**(10,065)**	—	—	—
Trade and other payables	**46,185**	**(46,185)**	**(46,185)**	—	—	—
	56,185	**(56,250)**	**(56,250)**	—	—	—

	2007					
	Carrying amount $'000	Total contractual undiscounted cash flow $'000	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000
Loan from immediate holding company	21,216	(22,012)	(22,012)	—	—	—
Trade and other payables	42,356	(42,356)	(42,356)	—	—	—
	63,572	(64,368)	(64,368)	—	—	—

26. Financial instruments (Continued)

(c) Interest rate risk

The Group's and Company's interest rate risk arises primarily from interest-bearing borrowings and cash and cash equivalents. Borrowings issued at variable rates and at fixed rates expose the Group and the Company to cash flow interest rate risk and fair value interest rate risk respectively. The Group and the Company have not used financial derivatives to hedge against the interest rate risk. The Group's and the Company's interest rate profile as monitored by management is set out in (i) below.

(i) *Interest rate profile*

The following table details the interest rate profile of the Group's and the Company's net borrowings and lendings (being interest-bearing borrowings net of cash and cash equivalents and lendings) at the balance sheet date.

The Group

	2008 Effective interest rate per annum	**2008** $'000	2007 Effective interest rate per annum	2007 $'000
Fixed rate borrowings:				
Bank loans	**7.69%**	**24,521**	4.81%	357,816
Variable rate borrowings:				
Loan from immediate holding company	**3-month HIBOR + 0.35%**	**10,000**	3-month HIBOR + 0.35%	21,216
Bank loans	**1-month HIBOR + 0.6%**	**480,000**	3-month LIBOR* + 0.3%	65,520
	90% of The People's Bank of China's Base Lending Rate	**85,043**	90% of The People's Bank of China's Base Lending Rate	80,092
		575,043		166,828
Total borrowings		**599,564**		524,644
Cash and cash equivalents	**0.97%**	**(428,009)**	2.36%	(147,009)
Total net borrowings		**171,555**		377,635
Fixed rate borrowings as a percentage of total borrowings		**4.1%**		68.2%

* *London Interbank Offered Rate ("LIBOR")*

26. Financial instruments (Continued)

(c) Interest rate risk (Continued)

(i) *Interest rate profile (Continued)*

The Company

	2008 Effective interest rate per annum	2008 $'000	2007 Effective interest rate per annum	2007 $'000
Variable rate borrowings:				
Loan from immediate holding company	**3-month HIBOR + 0.35%**	**10,000**	3-month HIBOR + 0.35%	21,216
Variable rate lendings:				
Loans to subsidiaries	**2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC + 0.5%**	**(158,143)**	1-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC + 0.5%	(130,928)
Cash and cash equivalents	**0%**	**(2,010)**	1.49%	(1,665)
Total net lendings		**(150,153)**		(111,377)

(ii) *Sensitivity analysis*

At 31 December 2008, it is estimated that a general increase of 200 basis points and a general decrease of 15 basis points in interest rates, with all other variables held constant, would have led to a decrease of approximately $6,602,000 and an increase of approximately $495,000 respectively in the Group's profit after tax and retained profits.

At 31 December 2007, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would decrease/increase the Group's profit after tax and retained profits by approximately $1,049,000.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for all financial instruments in existence at that date. The 200 basis points increase and 15 basis points decrease (2007: 100 basis points increase/decrease) represent management's assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2007.

26. Financial instruments (Continued)

(d) Foreign currency risk

The Group is exposed to currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate and to a lesser extent, export sales to customers overseas. The currency giving rise to this risk is United States Dollars.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

As at 31 December 2008, the Group also had borrowings in foreign currencies. However, forward foreign exchange contracts were entered into by the Group to hedge these foreign currency loans which amounted to US$3,144,000 (equivalent to HK$24,521,000) (2007: US$3,022,000 and JPY416,317,000 (equivalent to HK$52,720,000 in aggregate)).

In addition, as at 31 December 2008, the Group is exposed to currency risk arising from certain inter-company loans amounting to $162,810,000 (2007: $Nil) and $236,932,000 (2007: $Nil) denominated in HKD and USD respectively which are not the functional currency of the subsidiaries in the PRC. There were forward foreign exchange contracts of HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate) (2007: HK$Nil) entered into by the Group to hedge against this foreign currency exposure.

Changes in the fair value of forward foreign exchange contracts above are recognised in profit or loss and their net fair value of $6,285,000 (2007: $346,000) at 31 December 2008 was recognised as derivative financial instruments and included in trade and other payables (note 22).

Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) *Exposure to currency risk*

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they related.

The Group

	2008			
	Hong Kong Dollars '000	**United States Dollars '000**	**Renminbi '000**	**Japanese Yen '000**
Trade and other receivables, deposits and prepayments	—	5,021	18,695	—
Cash and cash equivalents	38,248	9,588	27	—
Bank loans	—	(3,144)	—	—
Trade and other payables	—	(35,173)	(3,170)	—
Gross exposure arising from recognised assets and liabilities	38,248	(23,708)	15,552	—
Notional amounts of forward foreign exchange contracts	—	3,387	—	—
Overall net exposure	38,248	(20,321)	15,552	—

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) *Exposure to currency risk (Continued)*

The Group

	2007			
	Hong Kong Dollars '000	United States Dollars '000	Renminbi '000	Japanese Yen '000
Trade and other receivables, deposits and prepayments	—	1,948	55	—
Cash and cash equivalents	14	1,068	—	—
Bank loans	—	(27,010)	—	(416,371)
Trade and other payables	(300)	(17,154)	(3,169)	—
Gross exposure arising from recognised assets and liabilities	(286)	(41,148)	(3,114)	(416,371)
Notional amounts of forward foreign exchange contracts	—	3,022	—	416,371
Overall net exposure	(286)	(38,126)	(3,114)	—

The Company

	2008		2007	
	United States Dollars '000	**Renminbi '000**	United States Dollars '000	Renminbi '000
Trade and other receivables, deposits and prepayments	**—**	**18,654**	—	6
Cash and cash equivalents	**2**	**—**	3	—
Trade and other payables	**—**	**(3,170)**	—	(3,169)
Overall net exposure	**2**	**15,484**	3	(3,163)

(Expressed in Hong Kong dollars unless otherwise indicated)

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(ii) *Sensitivity analysis*

The sensitivity analysis indicates the approximate change in the Group's profit after tax (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. The sensitivity analysis includes balances between Group companies where the denomination of the balances is in a currency other than the functional currencies of the borrower or the lender, but excludes the borrowings in foreign currencies that are hedged by the forward foreign exchange contracts.

At 31 December 2008, it is estimated that if United States Dollars had weakened/ strengthened by 2% (2007: 5%) against Renminbi with all other variables held constant, the Group's profit after tax and retained profits would have been increased/decreased by $3,503,000 (2007: $12,300,000).

At 31 December 2008, it is estimated that if Renminbi had strengthened/weakened by 2% (2007: 5%) against Hong Kong Dollars with all other variables held constant, the Group's profit after tax and retained profits would have been decreased/increased by $504,000 (2007: $136,000).

The analysis is prepared under the assumption that, the pegged rate between the Hong Kong Dollars and the United Stated Dollars would be materially unaffected by any changes in movement in value of the United States Dollars against other currencies. This is, for entities with Hong Kong Dollars as functional currency, the United States Dollars denominated assets and liabilities are assumed to have no currency risk exposure.

The sensitivity analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to each of the Group entities' exposure to currency risk for all financial instruments in existence at that date, and that all other variables, in particular interest rates, remain constant.

The stated changes represent management's assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. Results of the analysis as presented above represent an aggregation of the effects on each of the Group entities' profit after tax and equity measured in the respective functional currencies, translated into Hong Kong Dollars at the exchange rate ruling at the balance sheet date for presentation purposes. The analysis is performed on the same basis for 2007.

(e) Equity price risk

The Group is exposed to equity price changes arising from equity investments classified as trading securities which is listed (see note 17).

The Group's listed investments are listed on The Stock Exchange of Hong Kong Limited. The management monitors regularly the performance of the investments against expectation, together with an assessment of their relevance to the Group's long-term strategic plans.

26. Financial instruments (Continued)

(f) Fair values

All financial instruments are carried at amounts not materially different from their fair values as at 31 December 2007 and 2008, except for amounts due from subsidiaries that are interest-free and have no fixed terms of repayment. In view of the terms of these balances, it is not practicable to estimate their fair value.

(g) Estimation of fair values

The fair value of trading securities and derivative financial instruments are based on quoted market prices at the balance sheet date without any deduction for transaction costs.

27. Commitments

(a) Capital commitments outstanding as at 31 December 2008 not provided for in the financial statements were as follows:

	The Group	
	2008 $'000	2007 $'000
Contracted for	**8,418**	36,016
Authorised but not contracted for	**2,677**	11,827
	11,095	47,843

(b) At 31 December 2008, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2008 $'000	2007 $'000
Within 1 year	**1,934**	2,142
After 1 year but within 5 years	**—**	936
	1,934	3,078

The Group leases a number of properties under operating leases. The leases run for an initial period of 1 to 3 years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2008, the Company had committed to provide finance of $6,489,000 (2007: $6,489,000) to an associate of the Group.

28. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with related parties

The Group had the following transactions with the related parties during the year which the directors consider material:

	Note	**2008** **$'000**	2007 $'000
Sales of goods to related companies	*(ii)*	**614,931**	33,097
Commission fees payable to related company	*(ii), (iii)*	**8,630**	—
Purchases of goods from			
— associate		**2,410**	1,289
— related companies	*(ii)*	**1,434,426**	819,629
Purchases of fixed assets and related technical consultation and training services from related company	*(ii)*	**—**	141,643
Provision of electricity/water and leasing services to a fellow subsidiary		**—**	1,179

Notes:

(i) *Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. Except for the loan from immediate holding company as disclosed in note 23(b), these balances are unsecured, interest-free and have no fixed terms of repayment.*

(ii) *Related companies refer to a minority shareholder of a non-wholly owned subsidiary of the Group, POSCO Co., Ltd and its subsidiaries.*

(iii) *Commission fees in respect of export distribution services provided to the Group is charged at 1.5% of the contracted prices payable by the overseas customers.*

28. Material related party transactions (Continued)

(b) Transactions with other state-owned entities in the PRC

The Group is a stated-owned entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed elsewhere in these financial statements, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 7 is as follows:

	2008 $'000	2007 $'000
Short-term employee benefits	**4,689**	2,931
Post-employment benefits	**667**	447
Equity compensation benefits	**3**	—
	5,359	3,378

Total remuneration is included in "staff costs" (see note 5(b)).

(Expressed in Hong Kong dollars unless otherwise indicated)

29. Retirement benefits schemes

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the income statement for the year ended 31 December 2008 was $5,757,000 (2007: $3,302,000). No contribution refunded was forfeited for the year ended 31 December 2008 (2007: $23,000).

30. Significant accounting estimates and judgements

Key sources of estimation uncertainty

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operation results. Some of the accounting policies require the Group to apply estimates and judgements, on matters that are inherently uncertain. The critical accounting judgements in applying the Group's accounting policies are described below.

(a) *Valuation of investment properties*

As described in note 1(g), the investment properties were revalued by independent professional valuers on a market value basis at each balance sheet date. Such valuations are based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. Any increase or decrease in the valuations would affect the results of the Group and the Company in future years.

(b) *Income taxes*

The Group is subject to income taxes in Hong Kong and the PRC. Significant judgement may be required in determining the provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

Recognition of deferred tax assets, which principally relates to tax losses, depends on the management's expectation of future taxable profits that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

30. Significant accounting estimates and judgements (Continued)

Key sources of estimation uncertainty (Continued)

(c) *Impairment of assets*

The Group reviews the carrying amounts of the assets at each balance sheet date to determine whether there is objective evidence of impairment. When indication of impairment is identified, management prepares discounted future cash flow to assess the differences between the carrying amount and value in use and provided for impairment loss. Any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the provision of impairment loss and affect the net asset value of the Group and the Company.

Impairment loss for bad and doubtful debts are assessed and provided based on the management's regular review of ageing analysis and evaluation of collectibility. A considerable level of judgement is exercised when assessing the credit worthiness and past collection history of each individual customer.

An increase or decrease in the above impairment loss would affect the results of the Group and the Company in future years.

(d) *Write-down of inventories*

The Group reviews the carrying amounts of the inventories at each balance sheet date to determine whether the inventories are carried at lower of cost and net realisable value as in accordance with accounting policy as set out in note 1(k). Management estimates the net realisable value based on current market situation and historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down made in prior years and affect the Group's net asset value.

(e) *Depreciation*

Fixed assets, other than investment properties and construction in progress, are depreciated on a straight-line basis over the estimated useful lives. The Group reviews annually the useful life of an asset and its residual value, if any. The depreciation expense for future periods is adjusted if there are significant changes from previous estimation.

31. Immediate holding and ultimate holding company

The directors consider the immediate holding and ultimate holding company at 31 December 2008 to be GDH Limited and Guangdong Holdings Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Holdings Limited is established in the PRC. Both entities do not produce financial statements available for public use.

32. Subsequent event

After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 10(a).

(Expressed in Hong Kong dollars unless otherwise indicated)

33. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2008

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2008 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to result in a restatement of the Company's results of operations and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

		Effective for accounting periods beginning on or after
HKFRS 8	Operating segments	1 January 2009
Revised HKAS 1	Presentation of financial statements	1 January 2009

34. List of principal subsidiaries

Particulars of the principal subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2008 are as follows:

Name of subsidiary	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Proportion of nominal value of issued capital/registered capital held by Subsidiary	Principal activities
Gain First Investments Limited	British Virgin Islands/Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	—	Inactive
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	—	Inactive
Guangnan Hong Company Limited	Hong Kong	Ordinary	$73,916,728	100%	—	Distribution and sales of foodstuffs

(Expressed in Hong Kong dollars unless otherwise indicated)

34. List of principal subsidiaries (Continued)

Name of subsidiary	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Proportion of nominal value of issued capital/registered capital held by Subsidiary	Principal activities
Guangnan Live Pigs Trading Limited	Hong Kong	Ordinary	$12,000,000	—	51%	Distribution of live pigs
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	—	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	—	—	
Zhongshan Shan Hai Industrial Co., Ltd.#	The PRC	N/A	RMB45,600,000	—	100%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.#	The PRC	N/A	US$68,006,200	—	100%	Production and sales of tinplate products
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$30,000,000	—	66%	Production and sales of tinplate products

* *an equity joint venture established in the PRC*

\# *a wholly foreign-owned enterprise established in the PRC*

35. List of company under liquidation

Particulars of the company petitioned to court for liquidation are as follows:

Name of company	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by Subsidiary
Guangdong Guangnan Tianmei Food Development Company Limited#	The PRC	N/A	RMB34,820,000	—	55%

an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

36. List of principal associate

Particulars of the principal associate at 31 December 2008 are as follows:

Name of associate	Place of incorporation/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ capital registered held by the Company	Proportion of nominal value of issued capital/ capital registered held by Subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products

* *an equity joint venture established in the PRC*

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A, B and C below (collectively the "Transactions") are continuing connected transactions subject to annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

   Details of the Transactions during the year are as follows:

   A. Zhongshan Zhongyue Tinplate Industrial Co. Ltd. ("Zhongyue Tinplate") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), a 66% owned subsidiary of the Group, purchased blackplates from POSCO Co., Ltd. ("POSCO") and its subsidiaries (collectively "POSCO Group") in their ordinary course of business and on normal commercial terms for approximately HK$1,434,426,000 ("Purchase of Blackplate Transaction"). POSCO is a substantial shareholder of Zhongyue Posco.

   B. Zhongyue Tinplate supplied tinplates and tinplate related products to POSCO-China Holding Corporation ("POSCO-China") in its ordinary course of business and on normal commercial terms for approximately HK$18,253,000 ("Sales of Tinplate Transaction by Zhongyue Tinplate"). POSCO-China is a wholly-owned subsidiary of POSCO and is a substantial shareholder of Zhongyue Posco.

   C. Zhongyue Posco supplied tinplates and tinplate related products to POSCO Group in its ordinary course of business and on normal commercial terms for approximately HK$588,048,000 ("Sales of Tinplate Transaction by Zhongyue Posco").

   The Board of Directors of the Company (the "Board") including the Independent Non-Executive Directors have reviewed the Transactions described in A, B and C above and confirmed that the Transactions are:

   (i) entered into by Zhongyue Tinplate and Zhongyue Posco in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

   (iii) entered into in accordance with the agreements governing the Transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board including the Independent Non-Executive Directors also confirmed that:

(i) the aggregate amount for the year ended 31 December 2008 did not exceed the annual cap amount of HK$2,071,212,000 for the Purchase of Blackplate Transaction as disclosed in the announcement dated 8 January 2007;

(ii) the aggregate amount for the year ended 31 December 2008 did not exceed the annual cap amount of HK$25,061,400 for the Sales of Tinplate Transaction by Zhongyue Tinplate as disclosed in the announcement dated 30 April 2007; and

(iii) the aggregate amount for the year ended 31 December 2008 did not exceed the annual cap amount of HK$836,791,800 for the sales of Tinplate Transactions by Zhongyue Posco as disclosed in the announcement dated 11 December 2007.

The Board have requested the auditors of the Company to perform certain agreed upon procedures on the continuing connected transactions and have received a letter from the auditors as required under Rule 14A.38 of the Listing Rules.

2. On 25 January 2008, a wholly-owned subsidiary of the Company entered into a facility agreement (the "Loan Agreement") for a 3-year term loan facility in the principal amount of up to HK$480,000,000 with two banks (the "Lenders"). It is provided in the Loan Agreement that if GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender(s) is/are entitled to request immediate repayment of the outstanding loans and all accrued interest.

   Save as disclosed above, the Company does not have other disclosure obligations under Rule 13.21 of the Listing Rules.

3. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been de-consolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

Investment Properties

Major properties held for investment

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Shan Hai Industrial Co., Ltd., Zhongshan Port No. 2 Export Processing District, Zhongshan Guangdong Province, the PRC	Industrial/ Residential	100%	Medium
Land, buildings and structure of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., No. 3 Zhongyue Road, Economic & Technological Development Zone (East Part), Qinhuangdao City, Hebei, the PRC	Industrial	66%	Medium



Results

	Note	2008 $'000	2007 $'000	2006 $'000	2005 $'000	2004 $'000 (restated)
				For the year ended 31 December		
Turnover		**2,979,868**	1,593,460	1,221,254	921,217	681,875
Profit from operations		**167,287**	109,884	110,794	80,369	75,279
Non-operating income		**—**	40,021	—	59,746	76,306
Net valuation (losses)/gains on investment properties		**(19,429)**	16,075	23,123	20,497	14,287
Finance costs		**(24,905)**	(11,927)	(2,906)	(396)	(547)
Share of profits less losses of associates		**16,528**	20,390	19,259	20,315	25,477
Profit before taxation		**139,481**	174,443	150,270	180,531	190,802
Income tax		**(18,999)**	7,435	(23,476)	(736)	(28,536)
Profit for the year from continuing operations		**120,482**	181,878	126,794	179,795	162,266
Loss from discontinued operations		**—**	—	—	—	(9,674)
Profit for the year		**120,482**	181,878	126,794	179,795	152,592
Attributable to:						
Equity shareholders of the Company		**100,646**	183,809	121,320	175,759	146,616
Minority interests		**19,836**	(1,931)	5,474	4,036	5,976
Profit for the year		**120,482**	181,878	126,794	179,795	152,592
Earnings per share Basic	*(ii)*	**11.1 cents**	20.3 cents	13.5 cents	19.5 cents	16.3 cents
Diluted		**11.1 cents**	20.3 cents	13.5 cents	N/A	N/A
Dividend per share Interim		**2.0 cents**	2.0 cents	1.5 cents	—	—
Proposed final		**1.5 cents**	2.0 cents	2.0 cents	1.5 cents	—

Assets and liabilities

	As at 31 December				
	2008	2007	2006	2005	2004
	$'000	$'000	$'000	$'000	$'000 (restated)
Fixed assets	**1,289,614**	1,229,884	805,781	434,406	370,808
Interest in associates	**201,973**	199,010	182,434	176,003	169,689
Other non-current assets	**9,426**	—	—	46	202
Net current assets	**479,403**	62,478	144,383	380,978	254,835
Total assets less current liabilities	**1,980,416**	1,491,372	1,132,598	991,433	795,534
Non-current liabilities	**(430,222)**	(102,125)	(21,687)	(12,217)	(9,833)
	1,550,194	1,389,247	1,110,911	979,216	785,701
Share capital	**452,802**	452,802	450,792	450,792	901,583
Reserves	**984,611**	848,702	622,477	499,090	(140,668)
Total equity attributable to equity shareholders of the Company	**1,437,413**	1,301,504	1,073,269	949,882	760,915
Minority interests	**112,781**	87,743	37,642	29,334	24,786
Total equity	**1,550,194**	1,389,247	1,110,911	979,216	785,701

Notes:

(i) *The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1 January 2005. Figures for 2004 and 2005 have been adjusted for these new and revised policies.*

(ii) *Earnings per share for 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.*



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Stock Code 股份代號: 1203



2009
中期報告 | Interim Report



廣南(集團)有限公司
2009中期報告

目錄

公司資料
（於2009年9月11日）

董事會

執行董事
梁　江（*主席*）
譚云標（*總經理*）
宋咸權（*財務總監*）

非執行董事
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

審核委員會

Gerard Joseph McMAHON（*主席*）
譚惠珠
李嘉強

薪酬委員會

李嘉強（*主席*）
Gerard Joseph McMAHON
譚惠珠

提名委員會

梁　江（*主席*）
Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

盧詠雪

核數師

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行（亞洲）有限公司
中國工商銀行股份有限公司中山分行
中國銀行股份有限公司中山分行
中國建設銀行股份有限公司中山分行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行
中國銀行股份有限公司秦皇島分行

註冊辦事處

香港
皇后大道東24–32號
金鐘滙中心22樓
電話：　(852) 2828 3938
圖文傳真：(852) 2583 9288
網址：　http://www.gdguangnan.com

股份過户登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號合和中心17樓
1712–1716室

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2009年10月8日及 2009年10月9日
中期股息	每股1.5港仙
派發日期	2009年10月28日

GDH

未經審核財務摘要

	截至6月30日止6個月		
	2009年 千元	2008年 千元	變動
營業額	**1,122,679**	1,374,163	−18.3%
經營溢利	**110,734**	140,092	−21.0%
股東應佔溢利	**83,121**	112,207	−25.9%
每股基本盈利	**9.18仙**	12.39仙	−25.9%
每股中期股息	**1.5仙**	2.0仙	−25.0%

	於2009年 6月30日 千元	於2008年 12月31日 千元	變動
總資產	**2,650,465**	2,682,846	−1.2%
股東權益	**1,506,870**	1,437,413	+4.8%
每股資產淨值[1]	**1.66元**	1.59元	+4.4%
負債比率[2]	**5.6%**	12.1%	

附註:

1. $\frac{\text{股東權益}}{\text{已發行普通股股數}}$

2. $\frac{\text{借款} - \text{現金及現金等價物}}{\text{股東權益}}$

業績

2009年上半年未經審核之綜合股東應佔溢利為83,121,000港元，比去年同期的112,207,000港元減少25.9%。每股基本盈利為9.18港仙，比去年同期的12.39港仙減少25.9%。

中期股息

董事會宣佈派發截至2009年6月30日止6個月之中期股息每股1.5港仙(2008年6月30日止6個月：每股2.0港仙)。

業務回顧

於回顧期內，本集團各項業務正在鞏固發展。綜合營業額為1,122,679,000港元，比去年同期的1,374,163,000港元減少251,484,000港元，即18.3%；經營溢利為110,734,000港元，比去年同期的140,092,000港元減少29,358,000港元，即21.0%。馬口鐵業務方面，2008年第4季度，金融海嘯波及，鋼鐵價格大幅下滑，本集團馬口鐵產品的銷售量和售價均跟隨整體市場需求大幅回落。直至2009年第2季度起，鋼鐵價格開始回穩，全球經濟初步呈現回暖跡象，本集團馬口鐵產品的銷售量亦已恢復至正常水平。鮮活食品業務方面，活豬價格較去年大幅回落。然而，通過經營隊伍不懈的努力和主要供應商提供優質貨源，回顧期內整體輸港活豬市場佔有率維持於40%以上，為本集團帶來較穩定的盈利貢獻。

馬口鐵業務

中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)為本公司之全資附屬公司，而本公司持有中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的66%權益，國際知名鋼鐵企業株式會社POSCO(「POSCO」)佔34%。

2009年上半年，本集團生產馬口鐵124,467噸，較2008年同期減少22.7%，其中中粵馬口鐵和中粵浦項分別生產84,093噸和40,374噸。另外，中粵馬口鐵的基板廠生產基板48,334噸，為其馬口鐵廠提供了穩定的原材料(基板)供應。南北兩廠共銷售134,801噸馬口鐵，較2008年同期減少6.3%。營業額為1,021,517,000港元，比去年同期減少18.7%；實現經營溢利76,573,000港元，較去年同期增加1,914,000港元，即2.6%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.0%；其經營溢利佔集團經營溢利的69.2%。



2008年第4季度，全球各類原材料價格大幅下滑，國際鋼材市場需求萎縮，本集團原材料採購價格及馬口鐵產品的銷售量和售價均跟隨整體市場需求大幅回落。直至2009年第2季度起，鋼鐵價格開始回穩，鋼鐵生產商已開始提高售價，預計鋼鐵價格將於未來一段時間仍會波動。隨著去年底市場去庫存化的初步完成，2009年上半年下游客戶陸續補充存貨，本集團馬口鐵產品的銷售量亦已恢復至正常水平。2009年，馬口鐵業務進入鞏固期，本集團以「壓低成本、提升質量、緊貼市價、爭取銷量、保障貨款」作為應對危機的基本策略。在拓展銷售方面，採取更緊貼市場價格的定價機制，及提高產品質量和擴闊產品種類，穩住產品銷量，並堅守訂金政策，以確保貨款回收；在節約成本方面，本集團不斷完善招投標制度，不斷拓寬採購渠道，積極降低採購成本；透過全面導入六西格碼（Six Sigma）管理方法，優化工作流程，最大限度地壓減劣質生產成本，提高工作效率。

鮮活食品業務

廣南行有限公司（「廣南行」）為本公司之全資附屬公司，而廣南行持有廣南生豬貿易有限公司的51%權益。

2009年上半年，鮮活食品業務取得營業額88,049,000港元，比去年同期減少16.5%。實現經營溢利32,757,000港元，比去年同期減少10,094,000港元，即23.6%。隨著活豬價格較去年大幅回落，以及因香港政府於2008年7月宣布接受活家禽零售商交還牌照的安排而對活家禽代理業務的影響，鮮活食品業務的營業額和經營溢利均較去年同期回落。本集團透過不斷改善硬件配置，完善業務流程，積極加強與供應商、業界和客戶的溝通，提升服務水平，整體輸港活豬市場佔有率繼續維持於40%以上，為本集團帶來較穩定的盈利貢獻。

物業租賃業務

本集團之租賃物業主要包括中山市山海實業有限公司（「山海公司」）的工業廠房、員工宿舍及香港的寫字樓物業。

2009年上半年，本集團之物業租賃業務錄得收入為13,113,000港元，較去年同期增加3.0%。物業租賃業務實現經營溢利7,928,000港元，較去年同期減少14.0%。此外，香港寫字樓的價格於2008年第4季度普遍回落後，於2009年上半年跟隨全球資產價格反彈而回升。投資物業估值收益12,267,000港元（2008年上半年：2,049,000港元）已計入本集團之綜合損益表內。

聯營公司

本集團的聯營公司黃龍食品工業有限公司(「黃龍」)於2009年上半年的主要產品玉米澱粉銷量217,944噸，比去年同期增加9.7%；隨著產品價格較去年大幅回落，營業額710,403,000港元，比去年同期減少7.5%；股東應佔虧損3,155,000港元，去年同期為股東應佔溢利48,273,000港元。

財務狀況

於2009年6月30日，本集團總資產為2,650,465,000港元，而總負債為1,017,811,000港元，分別較去年底減少32,381,000港元及114,841,000港元。流動資產淨值由去年底的479,403,000港元減少至357,563,000港元，主要是2009年初償還了1.6億港元銀行借款，而流動比率(流動資產除以流動負債)由2008年年底的1.68減少至1.43。

流動資金及財務資源

於2009年6月30日，集團現金及現金等價物結餘為447,111,000港元(包括已抵押銀行結餘121,821,000港元)，其中相等於365,311,000港元的貨幣為人民幣，相等於31,090,000港元的貨幣為美元，其餘為港元，較2008年年底現金及現金等價物結餘增加4.5%，主要是本期間經營業務產生的現金流入淨額。

於2009年6月30日，本集團之借款包括1)銀行借款共531,758,000港元(2008年12月31日：589,564,000港元)，其中零港元(2008年12月31日：85,043,000港元)為無抵押，106,498,000港元(2008年12月31日：零港元)為以應收票據作抵押，320,000,000港元(2008年12月31日：480,000,000港元)為以香港的投資物業作抵押，和105,260,000港元(2008年12月31日：24,521,000港元)為以105,627,000港元(2008年12月31日：24,515,000港元)的銀行存款作抵押；2)直接控股公司借款零港元(2008年12月31日：10,000,000港元)；及3)少數股東借款零港元(2008年12月31日：2,940,000港元)。本集團之借款，其中69.9%(2008年12月31日：32.8%)須於1年內償還、其餘須於2年(2008年12月31日：3年)內償還。所有借款年利率介乎0.28%至1.78%(2008年12月31日：0.90%至11.94%)之間。本集團有60.2%(2008年12月31日：93.8%)的借款是以由本公司提供擔保。

於2009年6月30日，本集團的負債比率(即按本集團借款淨額(即借款減現金及現金等價物)除以本公司股權持有人應佔權益總額計算)為5.6%(2008年12月31日：12.1%)，比率減少主要是由於本期間經營業務產生的現金流入淨額較大。

於2009年6月30日，本集團的銀行信貸總額為636,960,000港元，其中已使用的銀行信貸額為386,862,000港元，尚未動用的銀行信貸額為250,098,000港元。另外，本集團有50.2%的銀行信貸額由本公司提供擔保，並以位於香港的投資物業作抵押品。本集團現時的現金資源及可動用銀行信貸額，加上本集團的經營業務產生穩定的現金流，足以滿足本集團履行其債務責任及業務經營所需。

資本開支

本集團2009年上半年的資本開支為18,484,000港元（2008年上半年：70,236,000港元），隨著中粵浦項的馬口鐵廠於2008年2月投產使用，2009年全年的資本開支將較2008年大幅減少。預計2009年全年的資本開支將約為42,000,000港元，主要為技術改造項目。

資產抵押

於2009年6月30日，本集團以賬面總值321,392,000港元（2008年12月31日：123,477,000港元）的若干資產作為抵押，以便本集團取得借款及銀行信貸安排。

外匯及利率風險

本集團的業務主要在中國和香港。期內，港幣兑美元的匯率相對穩定，並未對本集團構成重大的外匯風險；至於人民幣兑美元匯率的影響，由於集團大部分之銷售及採購主要以人民幣及美元結算，集團並未面對重大的外匯風險。

本集團之借貸主要以浮動利率計算，管理層會留意利率變動情況。就難以預料之匯率波動，本集團將於有需要時使用對沖工具作出對沖。於2009年6月30日，本集團有外幣借款15,360,000美元（相等於119,808,000港元）（2008年12月31日：3,144,000美元（相等於24,521,000港元））以遠期外匯合同作對沖。此外，於2009年6月30日，本集團訂立了37,000,000美元（相等於288,600,000港元）（2008年12月31日：114,240,000港元及33,500,000美元（總金額相等於375,540,000港元））的遠期外匯合同作為對沖與本集團某些國內附屬公司流動資金融資有關的外匯風險。除上述外，其他借款均以相關公司的功能貨幣提取借款。

員工及薪酬政策

截至2009年6月30日止，本集團全職僱員人數共1,105名，比2008年年底減少67名。其中82名在香港及1,023名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。2009年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行花紅激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同利潤檔次的比例計提花紅，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

前景展望

儘管環球經濟略為回穩，本集團對經營環境可能存在的困難及挑戰仍然保持警覺。雖然鋼鐵產品價格和銷量開始回升，但受外需暫時仍未完全恢復，與此同時，國內鋼鐵產能短期未能被完全消化，鋼材價格上漲預計將受到一定制約，市場競爭將維持激烈。本集團將繼續堅持穩健經營，認真總結抵禦是次全球金融風暴的經驗教訓，從嚴從難苦練內功，認真夯實管理基礎，在積極應對市場變化的過程中，爭取馬口鐵業務的新發展，加上鮮活食品業務的健康發展，全年經營業績可望較去年有所提升。憑著我們穩健的財務狀況和充裕的資金，並積極把握機遇，本集團將努力為股東締造更佳價值。

審閱報告


KPMG

審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第10至36頁廣南(集團)有限公司的中期財務報告，此中期財務報告包括於2009年6月30日的綜合資產負債表與截至該日止6個月期間的綜合損益表、綜合全面收益表、綜合權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於2009年6月30日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

2009年9月11日

綜合損益表

截至2009年6月30日止6個月 — 未經審核
（以港幣列示）

	附註	截至6月30日止6個月 2009年 千元	2008年 千元
營業額	*3*	**1,122,679**	1,374,163
銷售成本		**(1,000,277)**	(1,217,900)
毛利		**122,402**	156,263
其他收益	*4*	**43,166**	8,387
其他收入淨額	*4*	**2,733**	40,408
分銷成本		**(23,325)**	(23,333)
行政費用		**(33,928)**	(37,580)
其他經營費用		**(314)**	(4,053)
經營溢利		**110,734**	140,092
投資物業估值收益	*8(b)*	**12,267**	2,049
融資成本	*5(a)*	**(4,153)**	(15,071)
應佔聯營公司溢利減虧損		**(1,262)**	19,106
除稅前溢利	*5*	**117,586**	146,176
所得稅	*6*	**(17,586)**	(19,942)
本期溢利		**100,000**	126,234
歸屬予：			
本公司股權持有人		**83,121**	112,207
少數股東權益		**16,879**	14,027
本期溢利		**100,000**	126,234
每股盈利			
基本	*7(a)*	**9.18仙**	12.39仙
攤薄	*7(b)*	**9.18仙**	12.39仙

第16至36頁的附註為本中期財務報告的組成部份。應付本公司股權持有人股息之詳情列載於附註14(a)。

綜合全面收益表

截至2009年6月30日止6個月 — 未經審核
（以港幣列示）



	截至6月30日止6個月	
	2009年 千元	2008年 千元
本期溢利	**100,000**	126,234
本期其他全面收益（除稅後）：		
兌換海外附屬公司及聯營公司的財務報表所產生的匯兌差額	**606**	82,575
重新分類調整 — 數額轉往損益		
— 出售海外聯營公司所變現的匯兌儲備	**(1,061)**	—
— 註銷海外附屬公司所變現的匯兌儲備	**71**	—
	(384)	82,575
期內全面收益總額	**99,616**	208,809
歸屬於：		
本公司股權持有人	**82,693**	189,184
少數股東權益	**16,923**	19,625
期內全面收益總額	**99,616**	208,809

第16至36頁的附註為本中期財務報告的組成部份。

綜合資產負債表

於2009年6月30日 — 未經審核
（以港幣列示）

	附註	於2009年 6月30日 千元	於2008年 12月31日 千元
非流動資產			
固定資產			
— 投資物業		**273,780**	262,388
— 其他物業、廠房及設備		**897,584**	919,846
— 以經營租賃持作自用的租賃土地權益		**106,713**	107,380
	8	**1,278,077**	1,289,614
佔聯營公司權益		**182,389**	201,973
遞延税項資產		**2,207**	9,426
		1,462,673	1,501,013
流動資產			
交易證券		**3,111**	2,259
存貨	9	**221,435**	401,092
業務及其他應收款項、訂金及預付款	10	**516,055**	346,489
可收回本期税項		**80**	151
現金及現金等價物	11	**447,111**	428,009
		1,187,792	1,178,000
分類為待出售之非流動資產		**—**	3,833
		1,187,792	1,181,833
流動負債			
業務及其他應付款項	12	**427,704**	481,036
銀行借款	13(a)	**371,758**	184,521
直接控股公司借款	13(b)	**—**	10,000
少數股東借款	13(c)	**—**	2,940
應付本期税項		**30,767**	23,933
		830,229	702,430
流動資產淨值		**357,563**	479,403
總資產減流動負債		**1,820,236**	1,980,416



	附註	於2009年 6月30日 千元	於2008年 12月31日 千元
非流動負債			
銀行借款	*13(a)*	**160,000**	405,043
遞延税項負債		**27,582**	25,179
		187,582	430,222
資產淨值		**1,632,654**	1,550,194
資本及儲備			
股本		**452,802**	452,802
儲備		**1,054,068**	982,135
與待出售之非流動資產有關的金額直接在於權益確認		**—**	2,476
本公司股權持有人應佔權益總額		**1,506,870**	1,437,413
少數股東權益		**125,784**	112,781
權益總額		**1,632,654**	1,550,194

第16至36頁的附註為本中期財務報告的組成部份。

綜合權益變動表

截至2009年6月30日止6個月 — 未經審核
（以港幣列示）

	附註	股本 千元	股份溢價 千元	資本儲備 —購股權 千元	匯兑儲備 千元	特別 資本儲備 千元	其他儲備 千元	保留 溢利 千元	與待出售 之非流動 資產有關 的儲備 千元	總額 千元	少數 股東權益 千元	權益 總額 千元
		歸屬予本公司股權持有人										
於2009年1月1日的結餘		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
截至2009年6月30日止6個月的權益變動：												
出售聯營公司轉往儲備		—	—	—	—	—	—	1,415	(1,415)	—	—	—
註銷附屬公司轉往儲備		—	—	—	—	—	(233)	233	—	—	—	—
轉往法定儲備		—	—	—	—	—	4,830	(4,830)	—	—	—	—
期內以股份為基礎的開支		—	—	348	—	—	—	—	—	348	—	348
向少數股東宣派之股息		—	—	—	—	—	—	—	—	—	(3,920)	(3,920)
與前一年度有關已批准之股息	*14(a)*	—	—	—	—	—	—	(13,584)	—	(13,584)	—	(13,584)
本期全面收益總額		—	—	—	633	—	—	83,121	(1,061)	82,693	16,923	99,616
於2009年6月30日的結餘		452,802	4,423	1,807	183,235	107,440	10,267	746,896	—	1,506,870	125,784	1,632,654

	附註	股本 千元	股份溢價 千元	資本儲備 —購股權 千元	資本儲備 —其他 千元	匯兑儲備 千元	特別 資本儲備 千元	其他儲備 千元	保留 溢利 千元	與待出售 之非流動 資產有關 的儲備 千元	總額 千元	少數 股東權益 千元	權益 總額 千元
		歸屬予本公司股權持有人											
於2008年1月1日的結餘		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	—	1,301,504	87,743	1,389,247
截至2008年6月30日止6個月的權益變動：													
期內購股權失效		—	—	(437)	—	—	—	—	437	—	—	—	—
與前一年度有關已批准之股息	*14(a)*	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
本期全面收益總額		—	—	—	—	76,977	—	—	112,207	—	189,184	19,625	208,809
於2008年6月30日及2008年7月1日的結餘		452,802	4,423	2,444	657	189,157	107,440	6,428	709,225	—	1,472,576	107,368	1,579,944
截至2008年12月31日止6個月的權益變動：													
授出購股權		—	—	4	—	—	—	—	—	—	4	—	4
期內購股權失效及註銷		—	—	(989)	—	—	—	—	989	—	—	—	—
轉往與待出售之非流動資產有關的儲備		—	—	—	(657)	(1,061)	—	(758)	—	2,476	—	—	—
已宣派與本年有關之股息	*14(a)*	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
本期全面收益總額		—	—	—	—	(5,494)	—	—	(11,561)	—	(17,055)	5,413	(11,642)
於2008年12月31日的結餘		452,802	4,423	1,459	—	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

第16至36頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表

截至2009年6月30日止6個月 — 未經審核
(以港幣列示)



	附註	截至6月30日止6個月 **2009年** **千元**	 2008年 千元
產生自經營活動的現金		**113,625**	10,016
已付所得税		**(180)**	(15,773)
產生自/(用於)經營活動的現金淨額		**113,445**	(5,757)
用於投資活動的現金淨額		**(6,152)**	(64,858)
(用於)/產生自融資活動的現金淨額		**(172,543)**	163,981
現金及現金等價物(減少)/增加		**(65,250)**	93,366
於1月1日的現金及現金等價物	*11*	**390,443**	91,109
外幣匯率變更的影響		**97**	6,046
於6月30日的現金及現金等價物	*11*	**325,290**	190,521

第16至36頁的附註為本中期財務報告的組成部份。

1. 編製基準

此中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文，包括遵守香港會計師公會頒佈的《香港會計準則》第34號 ——「中期財務報告」的規定編製而成。本中期財務報告於2009年9月11日獲准並授權刊發。

中期財務報告的編製採用了與2008年年度財務報表相同的會計政策，惟預期將於2009年年度財務報表反映的會計政策變更除外。該等會計政策變更的詳情列載於附註2。

根據《香港會計準則》第34號編製的中期財務報告，管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

本中期財務報告包括簡明綜合財務報表和部分附註解釋。附註闡述了自2008年年度財務報表刊發以來，在瞭解本集團的財務狀況和表現變動方面屬於重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所準備的全套報表內應包括的全部資料。

本中期財務報告乃未經審核，惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈的《香港審閱工作準則》第2410號 ——「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的審閱報告載於第9頁。

就中期財務報告所載以往已呈報的截至2008年12月31日止財政年度的財務資料，該等資料雖源自有關的財務報表，但並不構成本公司該財政年度的法定財務報表。截至2008年12月31日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於2009年4月9日發出的核數報告書中，已對此等財務報表發表無保留的意見。

2. 會計政策的變更

香港會計師公會發佈了一項新訂的香港財務報告準則、多項香港財務報告準則修訂及詮釋，於本集團及本公司本會計期間首次生效。其中，與本集團財務報表相關的有關發展列示如下：

— 香港財務報告準則第8號，經營分部

— 香港會計準則第1號（2007年修訂），財務報表呈報

— 香港財務報告準則之改進（2008年）

— 香港會計準則第27號的修訂，綜合及獨立財務報表 —— 於附屬公司、共同控制實體或聯營公司的投資成本

— 香港財務報告準則第7號的修訂，財務工具：披露 —— 財務工具披露之改進

— 香港會計準則第23號（2007年修訂），借款成本

— 香港財務報告準則第2號的修訂，以股份為基礎的支出 —— 歸屬條件及註銷

香港會計準則第23號和香港財務報告準則第2號的修訂對本集團財務報表並無重大影響，乃由於該等修訂與本集團目前已採用的會計政策一致。此外，香港財務報告準則第7號的修訂並不包括任何特別適用於中期財務報告的額外披露規定。其餘發展對中期財務報告的影響載列如下：

— 香港財務報告準則第8號要求分部之披露應基於本集團最高營運決策人對本集團處理和管理的方法為基礎，各匯報分部的匯報金額應為向本集團最高營運決策人匯報，作為評估分部業績及決定營運事項的數額。此規定有異於過往年度分部資料按相關產品及服務或按地區來劃分本集團財務報表分部的呈報方式。採納香港財務報告準則第8號使呈報之分部資料與向本集團最高行政管理人員提供之內部報告更為一致（見附註3）。由於此乃本集團於首個期間按香港財務報告準則第8號呈列分部資料，故已在中期財務報告中載入額外說明，以解釋編製資料的基礎。比較數字已按經修改分部資料一致的基準列報。

2. 會計政策的變更(續)

— 由於採用香港會計準則第1號(2007年修訂),在經修訂綜合權益變動表中,當期由權益持有人交易引起之權益變動詳情應與所有其他收入及開支分開列示。所有其他收入及開支若確認為本期損益,則在綜合損益表內呈列;否則在新的主要報表綜合全面收益表內呈列。為求與新呈列方式一致,本中期財務報告已採用綜合全面收益表及綜合權益變動表的新格式,並重列相關金額。此項呈列變動並無對任何呈列期間期已呈報之損益、總收入及開支或資產淨值構成影響。

— 「香港財報告準則之改進(2008年)」包括由香港會計師公會對香港財務報告準則提出的一系列非迫切性的輕微修訂。其中,下列修訂導致本集團有會計政策的變動:

  — 按香港會計準則第40號的修訂——「投資物業」,發展中投資物業的賬面值以其公允值首次能被可靠地測量時及物業建築完成之日的較先者,以公允值列帳,任何收益或虧損會於損益確認,此與所有其他投資物業所採納的政策一致。以往此類物業是以成本列示,直至其建設完成,才以公允值列示,而任何由此產生的收益或虧損會於損益確認。由於本集團現時並沒有任何發展中的投資物業,此政策變更對任何呈列期間的資產淨值或損益並無任何影響。

— 香港會計準則第27號的修訂刪除從收購前利潤分派之股息應確認為於投資公司之投資賬面值減少而非收入之規定。因此,由2009年1月1日起,自附屬公司及聯營公司應收取之所有股息(不論來自從收購前或收購後利潤分派),將於本公司損益確認,而被投資公司之投資賬面值將不會被減少,除非賬面值因被投資公司宣派股息而評定為減值。在此情況下,除於損益確認股息收入外,本公司亦會確認減值虧損。根據修訂之過渡條文,此項新政策預期將應用於目前或未來期間之任何應收股息,且未有就過往期間重列。

3. 營業額及分部報告

本集團按產品及服務來劃分分部及進行管理。本集團首次採納香港財務報告準則第8號 ——「經營分部」,並確定了下列3個匯報分部。該準則與本集團向最高行政管理人員內部呈報資料以進行資源分配及表現評估時所採用的準則一致。在劃分下列匯報分部時,本集團並無將任何經營分部合併計算。

— 馬口鐵 : 此分部生產及銷售馬口鐵及相關產品,主要被其食品加工生產商用作包裝物料

— 鮮活食品 : 此分部代理及買賣鮮活食品

— 物業租賃 : 此分部出租辦公室及工業物業以產生租金收入

(a) 分部業績、資產及負債

根據香港財務報告準則第8號,編製中期財務報告所披露的分部資料是與本集團最高行政管理人員用來作分部表現評估及分部間資源分配而使用的資料一致。就此而言,本集團最高行政管理人員按以下基準監控歸屬於每個須匯報分部的業績、資產及負債:

— 分部溢利包括參考該等分部產生的收益及該等分部發生的支出或該等分部應佔資產折舊或攤銷產生的支出,將收入及支出分配至須匯報分部。

— 分部資產包括所有有形、無形資產及流動資產(不包括佔聯營公司權益、交易證券及其他企業資產)。分部負債包括歸屬於個別分部的營業活動的流動和非流動負債及分部直接管理的銀行借款。

3. 營業額及分部報告(續)

(a) 分部業績、資產及負債(續)

除此以外,向管理層提供的分部資料是關於收益(沒有重大的分部間收益)、損益、資產、負債及其他與分部表現評估及分部間資源分配有關(如重大)的資料。分部間銷售價格乃參考向外部收取類似訂單的價錢。

期內,向本集團最高行政管理人員提供用來作資源分配及分部表現評估有關本集團須滙報分部資料載列如下。

	馬口鐵		鮮活食品		物業租賃		合計	
截至6月30日止6個月	**2009年 千元**	2008年 千元	**2009年 千元**	2008年 千元	**2009年 千元**	2008年 千元	**2009年 千元**	2008年 千元
須滙報分部收益	**1,021,517**	1,255,926	**88,049**	105,506	**13,113**	12,731	**1,122,679**	1,374,163
須滙報分部溢利	**76,573**	74,659	**32,757**	42,851	**7,928**	9,214	**117,258**	126,724
須滙報分部資產	**2,039,271**	2,061,970	**80,916**	103,217	**299,737**	285,182	**2,419,924**	2,450,369
須滙報分部負債	**914,394**	1,014,383	**28,070**	31,158	**33,970**	32,158	**976,434**	1,077,699

(b) 須滙報分部損益、資產及負債之調節表

	截至6月30日止6個月	
	2009年 千元	2008年 千元
溢利		
來自本集團外部客戶的須滙報分部溢利	**117,258**	126,724
未分配總部及企業收入及支出	**(6,524)**	13,368
投資物業估值收益	**12,267**	2,049
融資成本	**(4,153)**	(15,071)
應佔聯營公司溢利減虧損	**(1,262)**	19,106
綜合除税前溢利	**117,586**	146,176

3. 營業額及分部報告(續)

(b) 須滙報分部損益、資產及負債之調節表(續)

	於2009年6月30日 千元	於2008年12月31日 千元
資產		
須滙報分部資產	**2,419,924**	2,450,369
佔聯營公司權益	**182,389**	201,973
交易證券	**3,111**	2,259
分類為待出售之非流動資產	**—**	3,833
未分配總部及企業資產	**45,041**	24,412
綜合總資產	**2,650,465**	2,682,846

	於2009年6月30日 千元	於2008年12月31日 千元
負債		
須滙報分部負債	**976,434**	1,077,699
直接控股公司借款	**—**	10,000
未分配總部及企業負債	**41,377**	44,953
綜合總負債	**1,017,811**	1,132,652

4. 其他收益及收入淨額

其他收益

	截至6月30日止6個月	
	2009年	2008年
	千元	千元
出售廢料	**1,630**	6,161
利息收入	**1,643**	1,344
上市證券的股息收入	**—**	118
已收補貼(附註)	**37,101**	—
其他	**2,792**	764
	43,166	8,387

其他收入淨額

	截至6月30日止6個月	
	2009年	2008年
	千元	千元
交易證券的已變現及未變現收益／(虧損)淨額	**1,552**	(1,505)
出售聯營公司收益	**1,061**	—
註銷附屬公司收益	**829**	—
遠期外滙合同(虧損)／收益淨額	**(693)**	605
滙兑(虧損)／收益淨額	**(16)**	41,308
	2,733	40,408

附註:金額主要為國內政府機關授予一間附屬公司中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的補貼,以支持其對金屬工業發展的持續貢獻。

5. 除税前溢利

除税前溢利已扣除/(計入):

	附註	截至6月30日止6個月 2009年 千元	2008年 千元
(a) 融資成本:			
須於5年內全數償還銀行預付及其他借款利息		**4,072**	15,711
直接控股公司借款利息		**81**	327
		4,153	16,038
減:利息支出資本化入在建工程	*(i)*	**—**	(967)
		4,153	15,071
(b) 員工成本:			
定額退休供款計劃之供款淨額		**4,202**	3,990
股權結算以股份為基礎的開支		**348**	—
薪金、工資及其他福利		**38,087**	39,159
		42,637	43,149
(c) 其他項目:			
土地租賃費攤銷		**1,527**	1,414
折舊		**41,023**	35,085
有關物業租賃的經營租賃費用		**1,712**	1,432
應佔聯營公司税項	*(ii)*	**(449)**	6,433
投資物業應收租金減直接費用1,069,000元(2008年6月30日:1,251,000元)		**(12,044)**	(11,480)

附註:

(i) *此金額為本集團一間附屬公司借入銀行專項借款的利息支出,該專項借款用作興建固定資產。*

(ii) *在中國成立及經營的聯營公司的所得税,是以該等公司所在的中國相關省份或經濟特區的適用所得税率計算。*

6. 綜合損益表內的所得稅

綜合損益表所列的稅項為：

	附註	截至6月30日止6個月 2009年 千元	 2008年 千元
本期稅項—香港利得稅準備			
本期按稅率16.5%(2008年：16.5%)估計應評稅溢利的香港利得稅準備		**5,530**	2,038
以往年度少提準備		**2,023**	—
		7,553	2,038
本期稅項—中國			
本期稅項		**417**	15,964
遞延稅項			
暫時性差異產生及轉回		**9,616**	1,940
	(i)	**17,586**	19,942

附註：

(i) *2009年香港利得稅準備是於截至2009年6月30日止6個月採用估計年度有效稅率16.5%(2008年：16.5%)計算。同樣地，在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。*

(ii) *根據中國企業所得稅法(「新稅法」)，中國企業所得稅標準稅率為25%，於2008年1月1日起生效。此外，中國國務院於2007年12月26日通過實施細則(「實施細則」)，列載現時所得稅優惠稅率將會如何調整至標準稅率25%的詳情。根據實施細則，本集團某些國內附屬公司的所得稅稅率從2008年起於5年過渡期內逐步變更至標準稅率25%。寬減稅項的詳情在以下的附註披露。*

6. 綜合損益表內的所得稅（續）

綜合損益表所列的稅項為：（續）

附註：（續）

(iii) *於2006年，一間附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）其新的生產線獲得稅務優惠 —— 自2006年開始首兩年為免稅及第3至5年所得稅率減半。根據中山市國家稅務局的批覆，被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。但截至此中期財務報告發出之日，中粵馬口鐵仍未收到有關稅務機構發出任何根據新稅法的過渡安排的正式通知。有鑒於此，中粵馬口鐵採用了中國企業所得稅標準稅率25%來計提截至2009年6月30日止6個月的稅務準備（2008年：25%）。當有關安排有定案時，多提的所得稅準備將於日後期間調整。*

(iv) *中粵浦項為一間於2007年3月16日新稅法通過前在中國成立的外商投資企業，該司已申請自2008年可享有稅務優惠 —— 首兩年為免稅及第3至5年所得稅率減半。中粵浦項從稅務機關口頭通知知悉已得到其批准，但截至此中期財務報告發出之日，仍未收到任何正式的批准文件。董事相信中粵浦項可享有此稅務優惠，因此，於本期及以往期間並無計提任何稅項準備。*

(v) *根據新稅法，國內附屬公司及聯營公司向於香港成立的投資者所宣派的股息須按5%繳納扣繳稅。*

根據國家稅務機關刊發的財稅(2008)1號，國內公司截至2007年12月31日止未分派的溢利將於未來派發時豁免繳付扣繳稅。

此外，由於本公司控制國內附屬公司的股息政策及已決定國內附屬公司於本期及以往期間的溢利將不會於可見未來派發，因此，於2009年6月30日及2008年6月30日止6個月，本集團並沒有計提與國內附屬公司未分派溢利有關的扣繳稅準備。

7. 每股盈利

(a) 每股基本盈利

每股基本盈利是按本公司普通股股權持有人應佔溢利83,121,000元(2008年6月30日：112,207,000元)及於期內已發行普通股905,603,285股(2008年6月30日：905,603,285股)計算。

(b) 每股攤薄盈利

截至2009年6月30日及2008年6月30日止6個月，由於潛在普通股並無任何攤薄影響，每股攤薄盈利的金額與每股基本盈利相同。

8. 固定資產

(a) 購置

於2009年6月30日止6個月，本集團購置物業、廠房及設備的總成本為18,484,000元(2008年6月30日：70,236,000元)。

(b) 投資物業

於2009年月6月30日，位於香港的投資物業是以公允價值列賬，其價值是由一所獨立測量師行：威格斯資產評估顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估。位於中國的投資物業是以公允價值列賬，其價值是由中國獨立估值師行：廣東財興資產評估土地房地產估價有限公司及秦皇島正揚資產評估事務所按公開市值基準重估。根據重估，12,267,000元(2008年6月30日：2,049,000元)的收益及有關遞延税項2,668,000元(2008年6月30日：463,000元)已包括在綜合損益表中。

位於香港的投資物業已作抵押以取得320,000,000元銀行借款(附註13(a)(iv))。

(c) 租賃

本集團根據經營租賃租出投資物業。該等租賃初期為1至28年，可於期滿後重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團持作經營租賃用途的投資物業的賬面值總額為273,780,000元(2008年12月31日：262,388,000元)。

9. 存貨

於綜合資產負債表內的存貨包括:

	於2009年 6月30日 千元	於2008年 12月31日 千元
原材料、零備件及消耗品	**105,817**	167,867
在產品	**7,948**	21,615
製成品	**107,670**	211,610
	221,435	401,092

根據管理層對存貨可變現淨值的評估,期內按估計可變現淨值計提的存貨降值款額約為5,500,000元(2008年6月30日:零元)。

10. 業務及其他應收款項、訂金及預付款

	附註	於2009年 6月30日 千元	於2008年 12月31日 千元
業務應收款項		**81,256**	76,670
應收票據	*(i)*	**305,269**	196,386
其他應收款項、訂金及預付款		**62,026**	50,421
應收一間聯營公司款項		**31,823**	21,152
應收一間關連公司款項	*(ii)*	**35,681**	1,860
		516,055	346,489

附註:

(i) 於2009年6月30日,有賬面值分別為106,498,000元(2008年12月31日:零元)及零元(2008年12月31日:66,176,000元)的應收票據作為國內銀行的抵押,以取得授予本集團的借款(附註13(a)(ii))及取得銀行額度。

(ii) 金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。

10. 業務及其他應收款項、訂金及預付款(續)

包括在業務及其他應收款項、訂金及預付款中的業務應收款項、應收票據及應收一間關連公司業務款項(減呆壞賬準備淨額)之賬齡分析如下:

	於2009年 6月30日 千元	於2008年 12月31日 千元
本期	**419,817**	272,297
逾期少於1個月	**1,833**	277
逾期1至3個月	**556**	261
逾期4至6個月	**—**	2,081
逾期金額	**2,389**	2,619
	422,206	274,916

於截至2009年及2008年6月30日止6個月期間,並沒有有關業務及其他應收款項、訂金及預付款重大的減值虧損被確認或轉回。

本集團通常向馬口鐵業務客戶收取訂金、預付款、票據或信用証,並對所有超過若干信貸金額的客戶進行信貸評估。業務應收款項通常從賬單日期起30日內到期,而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。食品貿易業務的信貸期通常介乎1至2個月。鮮活食品經銷業務的信貸期通常少於1個月,本集團會要求某些客戶提供現金按金或由其他方提供的財務擔保。根據本集團的物業租賃運作,一般會要求租客預付1個月租金及提供租金按金。一般而言,本集團債務人結餘到期超過1個月須全數償付未償還結餘後,方會獲授任何進一步的信貸。

11. 現金及現金等價物

現金及現金等價物的結餘分析如下：

	於2009年6月30日 千元	於2008年12月31日 千元
銀行定期存款	**308,014**	149,273
銀行存款及現金	**139,097**	278,736
於綜合資產負債表內現金及現金等價物	**447,111**	428,009
已抵押的銀行結餘	**(121,821)**	(37,566)
於簡明綜合現金流量表內的現金及現金等價物	**325,290**	390,443

12. 業務及其他應付款項

包括在業務及其他應付款項中的業務應付款項及應付一間關連公司業務款項，其賬齡分析如下：

	於2009年6月30日 千元	於2008年12月31日 千元
1個月內或接獲通知時到期	**125,292**	263,303
1個月後但3個月內到期	**111,578**	58,525
3個月後但1年內到期	**25**	—
	236,895	321,828

業務及其他應付款項包括與以下關連人士的結餘：

	於2009年6月30日 千元	於2008年12月31日 千元
應付一間聯營公司款項	**—**	21
應付直接控股公司及一間同母系附屬公司款項	**23,283**	23,270
應付一間關連公司款項(附註)	**197,333**	274,350

附註：　金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應付款項結餘。

13. 借款

	附註	於2009年 6月30日 千元	於2008年 12月31日 千元
(a) 銀行借款			
— 無抵押	*(i)*	—	85,043
— 以應收票據作抵押	*(ii)*	**106,498**	—
— 以銀行存款作抵押	*(iii)*	**105,260**	24,521
— 以投資物業作抵押	*(iv)*	**320,000**	480,000
		531,758	589,564

於2009年6月30日,銀行借款須償還如下:

	於2009年 6月30日 千元	於2008年 12月31日 千元
1年內或接獲通知時到期	**371,758**	184,521
1年後但2年內	**160,000**	245,043
2年後但5年內	—	160,000
	160,000	405,043
	531,758	589,564

附註:

(i) 於2008年12月31日,無抵押銀行借款為授予本集團一間非全資附屬公司中粵浦項的借款,並由本集團的一間附屬公司中粵馬口鐵提供擔保。於2008年12月31日,一少數股東就此等銀行借款向中粵馬口鐵提供28,915,000元的反擔保。

(ii) 此等借款以賬面值為106,498,000元(2008年12月31日:零元)的應收票據作抵押。

13. 借款(續)

(a) 銀行借款(續)

附註:(續)

(iii) 此等借款以銀行存款105,627,000元(2008年12月31日:24,515,000元)作抵押。

(iv) 此等借款由本公司作擔保,並提供位於香港的投資物業作抵押,其賬面值為93,073,000元(2008年12月31日:85,911,000元)。

此外,根據貸款協議,倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本,或(ii)對本公司擁有實際之管理控制權,則貸款人可要求,即時償還尚未償還借款及所有應計利息。

另外,此等借款取決於履行與本集團某些資產負債表及損益表比率有關的條款,此條款為財務機構常用的借款安排;如本集團違反有關條款,有關借款將會於接獲銀行通知時到期。本集團定期地監察有否遵守此等條款。截至2009年6月30日止,本集團並無違反任何與銀行借款有關的條款。

	於2009年 6月30日 千元	於2008年 12月31日 千元
(b) 直接控股公司借款	—	10,000

於2008年12月31日,借款為無抵押,年利率按3個月香港銀行同業拆息加0.35%計算,並須於2009年6月30日償還。

	於2009年 6月30日 千元	於2008年 12月31日 千元
(c) 少數股東借款	—	2,940

於2008年12月31日,此借款是向本集團一間非全資附屬公司提供,為無抵押、免息及須於2009年12月31日或之前償還。於2008年12月31日,本集團亦按其股權比例向該非全資附屬公司提供3,060,000元借款。此借款已於本期內全部償還。

14. 股本、儲備及股息

(a) 股息

(i) ***於中期期間後宣佈派發歸屬於中期期間應付本公司股權持有人之股息***

	截至6月30日止6個月	
	2009年	2008年
	千元	千元
於中期期間後宣佈派發之中期股息每股普通股1.5仙(2008年6月30日:每股普通股2.0仙)	**13,584**	18,112

於結算日後建議派發之中期股息並未於結算日確認為負債。

(ii) ***於中期期間批准及派付歸屬於前一財政年度應付本公司股權持有人股息***

	截至6月30日止6個月	
	2009年	2008年
	千元	千元
於隨後中期期間批准及派付歸屬於前一財政年度之末期股息每股普通股1.5仙(2008年6月30日:每股普通股2.0仙)	**13,584**	18,112

(b) 股權結算以股份為基礎的交易

於截至2009年6月30日止6個月,並無購股權被行使(2008年6月30日:零份)。此外,分別有1,500,000份及1,080,000份(2008年6月30日:1,500,000份及零份)購股權到期及失效。

於2009年6月30日,未行使購股權為13,020,000份(2008年12月31日:15,600,000份),加權平均行使價為1.103元(2008年12月31日:1.125元)。

15. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至2009年6月30日止6個月，計入綜合損益表的本集團退休金費用為4,592,000元（2008年6月30日：3,990,000元）。本期間退還的沒收供款為390,000元（2008年6月30日：零元）。

16. 承擔

(a) 於2009年6月30日，未償付而又未在中期財務報告內提撥準備的資本承擔如下：

	於2009年 6月30日 千元	於2008年 12月31日 千元
已訂約	**5,630**	8,418
已授權但未訂約	**3,217**	2,677
	8,847	11,095

16. 承擔(續)

(b) 於2009年6月30日,根據不可解除的物業經營租賃在日後應付的最低租賃款項總數如下:

	於2009年 6月30日 千元	於2008年 12月31日 千元
1年內	**2,237**	1,934
1年後但5年內	**1,503**	—
	3,740	1,934

本集團根據經營租賃租用多項物業。租賃初期為期1至3年,期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於2009年6月30日,本公司已承諾提供6,489,000元(2008年12月31日:6,489,000元)資金予本集團一間聯營公司。

17. 重大關連方交易

除在此中期財務報告的其他地方所披露的交易及結餘外,本集團進行以下重大的關連方交易:

(a) 與關連方的交易

期內,依董事認為對本集團而言屬重大的關連方交易如下:

	附註	截至6月30日止6個月 2009年 千元	2008年 千元
銷售貨品予關連公司	*(i)*	**249,584**	140,222
採購貨品自			
—一間聯營公司		**513**	1,410
—關連公司	*(i)*	**376,517**	737,995
佣金費用應付予一間關連公司	*(i) (ii)*	**3,307**	1,632

17. 重大關連方交易(續)

(a) 與關連方的交易(續)

附註：

(i) 關連公司是指一間非全資擁有附屬公司的少數股東 — 株式會社POSCO及其附屬公司。

(ii) 有關提供予本集團出口分銷服務的佣金費用，費用按海外客戶應付的合同價格的1.5%計算。

(b) 與中國其他國有企業的交易

本集團為一間國有企業及現時在與中國政府直接或間接控制的企業所支配(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

除此中期財務報告的其他地方所披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

— 銷售和採購商品和輔助原料；

— 提供及接受勞務；

— 資產租賃；

— 購置物業、廠房及設備；及

— 籌借資金。

本集團在日常業務過程中進行該等交易，該等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在中期財務報告內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連方交易。

17. 重大關連方交易(續)

(c) 主要管理人員酬金

主要管理人員(包括支付本公司董事的金額)的酬金如下:

	截至6月30日止6個月	
	2009年	2008年
	千元	千元
短期僱員福利	**1,414**	2,487
離職福利	**263**	209
股份報酬福利	**200**	—
	1,877	2,696

18. 比較數字

由於採用香港會計準則第1號(2007年修訂)—「財務報表呈報」及香港財務報告準則第8號 —「經營分部」,某些比較數字已按本期呈報調整及已就有關項目於2009年首次披露提供比較金額,該等發展的詳情於附註2披露。

董事的證券權益及淡倉

於2009年6月30日，本公司董事及最高行政人員於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及香港聯合交易所有限公司（「聯交所」）（包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉）；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊中；或(iii)根據於《聯交所證券上市規則》（「上市規則」）附錄十所載的《上市公司董事進行證券交易的標準守則》（「標準守則」）知會本公司及聯交所如下：

於本公司的權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				（附註）
梁　江	個人	380,000	好倉	0.042%
Gerard Joseph McMahon	個人	100,000	好倉	0.011%
譚惠珠	個人	200,000	好倉	0.022%

附註：　持有權益百分比約數乃按於2009年6月30日本公司之已發行股份905,603,285股普通股為計算基準。

(B) 於普通股購股權的權益(好倉)

(i) 於2001年8月24日及2004年6月11日採納之股票期權計劃(「2001年及2004年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於期內授出	於期內行使	於期內註銷/失效	於2009年6月30日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
梁江	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
譚云標	1,500,000	—	—	1,500,000	—	06.02.2004###	10	06.05.2004至05.05.2009	1.582	0.155	—
	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
羅蕃郁	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
Gerard Joseph McMahon	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—
李嘉強	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	—

有關上述根據2001年及2004年股票期權計劃授出的購股權之附註:

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於該日前之營業日的營業時間結束時終止。

於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

(ii) 於2008年12月29日採納之股票期權計劃(「2008年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於期內授出	於期內行使	於期內註銷/失效	於2009年6月30日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
梁江	2,150,000	—	—	—	2,150,000	30.12.2008	—	0.75	0.74	—
譚云標	1,200,000	—	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
侯卓冰	1,000,000	—	—	—	1,000,000	30.12.2008	—	0.75	0.74	—
宋威權	900,000	—	—	—	900,000	30.12.2008	—	0.75	0.74	—

有關上述根據2008年股票期權計劃授出的購股權之附註：

(a) 所有購股權之購股權期限為自授出日期起計5.5年內有效。

(b) 任何購股權只於已歸屬後在購股權期限內行使。

(c) 以下為購股權之一般歸屬比例：

日期	歸屬比例
授出購股權日期後兩年當日	40%
授出購股權日期後三年當日	30%
授出購股權日期後四年當日	10%
授出購股權日期後五年當日	20%

(d) 購股權的歸屬亦取決於能否達成本公司董事會(「董事會」)在授出購股權時所決定及於授出要約內列明的有關表現目標。

(e) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日或之前	10%
授出購股權日期後一年後當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

(iii) 期內未行使之購股權的變動表之附註：

* 如進行供股或派發紅股或本公司股本有其他類似變動，購股權之行使價須予調整。

** 本公司普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。

本公司普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者合計行使購股權前一天股份在聯交所之加權平均收市價。

於粵海投資有限公司的權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
侯卓冰	個人	32,000	好倉	0.001%

附註： 持有權益百分比約數乃按於2009年6月30日粵海投資有限公司(「粵海投資」)之已發行股份6,186,338,071股普通股為計算基準。

(B) 於普通股購股權的權益(好倉)

董事姓名	購股權數目 於2009年1月1日	於期內授出	於期內行使	於期內註銷／失效	於2009年6月30日	購股權授出日期	授出購股權之總代價	購股權行使價△	緊接授出日期前之普通股價格△△	緊接行使日期前之普通股價格△△
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
黃小峰	5,700,000	—	—	—	5,700,000	24.10.2008	—	1.88	1.73	—

有關上述根據粵海投資於2008年10月24日採納之股票期權計劃授出的購股權之附註：

(a) 所有購股權之購股權期限為自授出日期起計5.5年內有效。

(b) 任何購股權只於已歸屬後在購股權期限內行使。

(c) 以下為購股權之一般歸屬比例:

日期	歸屬比例
授出購股權日期後兩年當日	40%
授出購股權日期後三年當日	30%
授出購股權日期後四年當日	10%
授出購股權日期後五年當日	20%

(d) 購股權的歸屬亦取決於能否達成粵海投資之董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。

(e) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日或之前	10%
授出購股權日期後一年後當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

△ 如進行供股或派發紅股或粵海投資之股本有其他類似變動，購股權之行使價須予調整。

△△ 粵海投資之普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。

粵海投資之普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者合計行使購股權前一天股份在聯交所之加權平均收市價。

於金威啤酒集團有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數 (附註)
羅蕃郁	個人	86,444	好倉	0.005%

附註： 持有權益百分比約數乃按於2009年6月30日金威啤酒集團有限公司之已發行股份1,711,536,850股普通股為計算基準。

於粵海制革有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數 (附註)
羅蕃郁	個人	70,000	好倉	0.013%

附註： 持有權益百分比約數乃按於2009年6月30日粵海制革有限公司之已發行股份537,504,000股普通股為計算基準。

除上述所披露者及由董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於2009年6月30日，本公司的董事或最高行政人員概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券擁有任何權益或淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有的權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊；或(iii)根據標準守則知會本公司及聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使本公司董事或彼等之配偶或18歲以下子女，透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東權益

於2009年6月30日，據本公司任何董事及最高行政人員所知，下列人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中的權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	持有權益百分比約數
			(附註1)
廣東粵海控股有限公司(「粵海控股」)*(附註2)*	537,198,868	好倉	59.32%
粵海控股集團有限公司(「香港粵海」)	537,198,868	好倉	59.32%

附註：

1. *持有權益百分比約數乃按於2009年6月30日本公司之已發行股份905,603,285股普通股為計算基準。*

2. *粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。*

除上述所披露者外，於2009年6月30日，據本公司董事及最高行政人員所知，概無其他人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中的權益或淡倉。

股票期權計劃

於2004年6月11日，本公司採納2004年股票期權計劃，使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止2001年股票期權計劃。在2004年6月11日前根據2001年股票期權計劃已授出的購股權仍然有效直至失效為止。

於2008年12月29日，本公司終止2004年股票期權計劃，並採納2008年股票期權計劃，旨在激勵經選定的僱員、行政人員及董事為本集團作出貢獻，並為本公司提供靈活途徑，以挽留、激勵、獎勵、酬賞、補償該等僱員、行政人員及董事及／或向該等僱員、行政人員及董事提供福利，或作董事會可能不時批准之其他用途。於2004年股票期權計劃終止後，將不再授出購股權，惟其任何條文仍然全面有效，在2004年股票期權計劃終止前已授出的所有現有購股權應繼續有效，並可根據2004年股票期權計劃行使。

期內，根據2001年股票期權計劃，有1,500,000份購股權已告失效，並無購股權獲行使或被註銷。

期內，根據2004年股票期權計劃，並無購股權獲行使、被註銷或失效。

期內，根據2008年股票期權計劃，有1,080,000份購股權已告失效，並無購股權獲行使或被註銷，亦無授出購股權。

於2009年6月30日，本公司尚有仍未行使的購股權賦予持有人可分別根據2004年股票期權計劃及2008年股票期權計劃認購5,050,000及7,970,000股本公司股份。

於2009年6月30日，除載於第38及39頁「於普通股購股權的權益(好倉)」所披露者外，本公司若干僱員及其他參與者擁有根據2004年股票期權計劃和2008年股票期權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。

(i) 2004年股票期權計劃

類別	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於期內授出	於期內行使	於期內註銷／失效	於2009年6月30日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
僱員	450,000	—	—	—	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

有關上述根據2004年股票期權計劃授出的購股權之附註：

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。*

(ii) 2008年股票期權計劃

類別	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於期內授出	於期內行使	於期內註銷／失效	於2009年6月30日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
僱員	2,600,000	—	—	—	2,600,000	30.12.2008	—	0.75	0.74	—
其他參與者	1,200,000	—	—	1,080,000	120,000	30.12.2008	—	0.75	0.74	—

2008年股票期權計劃之附註載於本報告第39頁「董事的證券權益及淡倉」一節中「有關上述根據2008年股票期權計劃授出的購股權之附註」。

(iii) 按2004年股票期權計劃和2008年股票期權計劃，期內未行使之購股權的變動表之附註載於本報告第39頁「董事的證券權益及淡倉」一節中「(iii)期內未行使之購股權的變動表之附註」。

企業管治及其他資料

企業管治常規守則

本公司於截至2009年6月30日止六個月內，一直採納上市規則附錄十四所載之《企業管治常規守則》(「企業管治守則」)之原則，並遵守企業管治守則之守則條文。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢後，所有董事確認彼等於截至2009年6月30日止六個月內均已遵守標準守則所載之規定標準。

審核委員會

本公司於1999年成立審核委員會(「審核委員會」)，其職權範圍符合企業管治守則。審核委員會成員由三位獨立非執行董事Gerard Joseph McMahon先生(審核委員會主席)、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責其中包括審閱本公司之財務報告是否完整、準確及公平，並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議，於截至2009年6月30日止六個月內共舉行三次會議。

薪酬委員會

本公司於1999年成立薪酬委員會(「薪酬委員會」)，其職權範圍符合企業管治守則。薪酬委員會成員由三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生(薪酬委員會主席)組成。薪酬委員會之主要職責其中包括就本公司董事及高級管理人員的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務應付的賠償。

於截至2009年6月30日止六個月內，薪酬委員會舉行過一次會議研究有關事宜。

提名委員會

本公司於2005年成立提名委員會(「提名委員會」)，其職權範圍符合企業管治守則。提名委員會成員由董事會主席梁江先生(提名委員會主席)及三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責其中包括物色合適及合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。

於截至2009年6月30日止六個月內，提名委員會舉行過一次會議研究有關事宜。

審閱中期業績

審核委員會已審閱本集團截至2009年6月30日止六個月之未經審核中期財務報告及中期報告。此外，本公司之核數師畢馬威會計師事務所亦已審閱上述未經審核中期財務報告。

購買、出售及贖回上市證券

於截至2009年6月30日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司任何於聯交所上市的證券。

根據上市規則第13.21條作出之披露

於2008年1月25日，本公司的全資附屬公司與兩間銀行(「貸款人」)訂立了融資協議(「貸款協議」)，獲得本金額最高達480,000,000港元之有期貸款融資，其中160,000,000港元已於2009年2月償還。根據貸款協議，倘香港粵海不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求即時償還尚未償還之借款及應計利息。

除上文披露者外，本公司概無任何根據上市規則第13.21條之其他披露責任。

董事資料更改

有關董事資料的更改(而須按上市規則第13.51B(1)條作出披露的)載列如下。

自2009年1月1日開始，本公司執行董事梁江先生、譚云標先生及宋咸權先生的年酬金(包括基本薪金、津貼及其他福利)將分別相當於約510,000港元、380,000港元及960,000港元。

於2009年9月，宋先生成為香港特許秘書公會和英國特許秘書及行政人員公會資深會員。

中期股息

董事會宣佈就截至2009年6月30日止六個月派發中期股息每股1.5港仙(截至2008年6月30日止六個月：每股2.0港仙)。中期股息將於2009年10月28日(星期三)派發予2009年10月9日(星期五)名列本公司股東名冊之股東。

暫停辦理股份過户登記

本公司的股東名冊將於2009年10月8日(星期四)及2009年10月9日(星期五)暫停登記。在此兩天，暫停辦理股份過戶登記手續。欲獲派發中期股息之股東，必須於2009年10月7日(星期三)下午4時30分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

承董事會命
主席
梁江

香港，2009年9月11日

GUANGNAN (HOLDINGS) LIMITED

Interim Report 2009

Contents

Corporate Information

(As at 11 September 2009)

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors

HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Audit Committee

Gerard Joseph McMAHON *(Chairman)*
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Compensation Committee

LI Kar Keung, Caspar *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria

Nomination Committee

LIANG Jiang *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

LO Wing Suet

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
Bank of China Limited, Zhongshan Branch
China Construction Bank Corporation, Zhongshan Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch
Bank of China Limited, Qinhuangdao Branch

Registered Office

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile: (852) 2583 9288
Website: http://www.gdguangnan.com

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board Lot	2,000 shares
Financial Year End	31 December

Shareholders' Calendar

Closure of Register of Members	8 October 2009 and 9 October 2009
Interim Dividend	HK1.5 cents per share
Payment Date	28 October 2009

Financial Highlights

(Expressed in Hong Kong dollars)



Unaudited Financial Highlights

	Six months ended 30 June		
	2009 $'000	2008 $'000	Change
Turnover	**1,122,679**	1,374,163	–18.3%
Profit from operations	**110,734**	140,092	–21.0%
Profit attributable to shareholders	**83,121**	112,207	–25.9%
Basic earnings per share	**9.18 cents**	12.39 cents	–25.9%
Interim dividend per share	**1.5 cents**	2.0 cents	–25.0%

	At 30 June 2009 $'000	At 31 December 2008 $'000	Change
Total assets	**2,650,465**	2,682,846	–1.2%
Shareholders' equity	**1,506,870**	1,437,413	+4.8%
Net asset value per share[1]	**$1.66**	$1.59	+4.4%
Gearing ratio[2]	**5.6%**	12.1%	

Notes:

1. $\frac{\text{Shareholders' equity}}{\text{Number of ordinary shares in issue}}$

2. $\frac{\text{Borrowings – cash and cash equivalents}}{\text{Shareholders' equity}}$

RESULTS

For the first half of 2009, the unaudited consolidated profit attributable to shareholders was HK$83,121,000, representing a decrease of 25.9% from HK$112,207,000 of the corresponding period last year. Basic earnings per share was HK9.18 cents, a decrease of 25.9% from HK12.39 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors (the "Board") declares the payment of an interim dividend for the six months ended 30 June 2009 of HK1.5 cents per share (six months ended 30 June 2008: HK2.0 cents per share).

BUSINESS REVIEW

During the period under review, all business segments of the Group were consolidating their development. The Group's consolidated turnover was HK$1,122,679,000, representing a decrease of HK$251,484,000, or 18.3%, from HK$1,374,163,000 of the corresponding period last year. Profit from operations was HK$110,734,000, representing a decrease of HK$29,358,000, or 21.0%, from HK$140,092,000 of the corresponding period last year. For the tinplating business, with the slump in prices of iron and steel during the fourth quarter of 2008 after the occurrence of global financial tsunami, the sales volume and prices of the Group's tinplate products fell substantially following the decrease in market demand as a whole. It was only until the second quarter of 2009 when the prices of iron and steel resumed to a stable level and there were preliminary signs showing recovery in the global economy that the sales volume of the Group's tinplate products resumed its normal level. For the fresh and live foodstuffs business, there was a substantial fall in the price of live pigs as compared with last year. However, with the devoted endeavours of the operations team and the premium goods sourced from major suppliers, the overall market share in live pigs import market was maintained at above 40% during the period under review. This contributed to relatively steady earnings of the Group.

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally renowned steel enterprise.

In the first half of 2009, the Group's production volume of tinplate products amounted to 124,467 tonnes, a decrease of 22.7% compared with the corresponding period in 2008. Of which, 84,093 tonnes and 40,374 tonnes were produced by Zhongyue Tinplate and Zhongyue Posco respectively. In addition, the blackplate manufacturing plant of Zhongyue Tinplate produced 48,334 tonnes of blackplates, which provided a stable supply of raw materials (blackplates) to its tinplating factory. 134,801 tonnes of tinplate products were sold by these two production bases in the northern and southern regions, representing a decrease of 6.3% from the corresponding period in 2008. Turnover was HK$1,021,517,000, representing a decrease of 18.7% from the corresponding period last year. Profit from operations was HK$76,573,000, representing an increase of HK$1,914,000 or 2.6% from the corresponding period last year. The tinplating business contributed the largest share to the earnings of the Group, with its turnover representing 91.0% of the Group's turnover, and its profit from operations accounted for 69.2% of the Group's profit from operations.



During the fourth quarter of 2008, the prices of various raw materials fell substantially around the world. Demand for steel in the international market shrank. The purchase price of the Group's raw materials and the sales volume and selling price of the Group's tinplate products dropped substantially following the overall decrease in the market demand. It was only until the second quarter of 2009 that the prices of iron and steel resumed a stable level and iron and steel manufacturers began to increase their selling prices. It is expected that the prices of iron and steel will still remain volatile for a certain period in future. With the preliminary completion of de-stocking in the market at the end of last year, downstream customers successively replenished their stocks in the first half of 2009. The sales volume of the Group's tinplating products also resumed to a normal level. In 2009, the tinplating business entered into a phase of consolidation. In order to respond to the crisis, the Group implemented principal strategies of "cost reduction", "quality enhancement", "market price alignment", "aggressively getting sales orders" and "assuring collection of trade debts". In respect of the sales and marketing development, the Group adopted a price setting mechanism that aligned more closely to the market price. Product quality was enhanced with an expansion of product categories. These facilitated in maintaining our sales volume. In addition, the Group insisted on executing the policy of obtaining deposits from customers, so as to assure the collection of trade debts. In terms of cost savings, the Group continued to improve its tendering system and widen its purchasing channels, which proactively reduced purchase costs. Through the comprehensive introduction of Six Sigma methodology in its management, the workflow was optimised. This resulted in minimising unnecessary production costs to the maximum extent and achieving higher efficiency.

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

In the first half of 2009, turnover of the fresh and live foodstuffs business amounted to HK$88,049,000, representing a decrease of 16.5% as compared with the corresponding period last year. Profit from operations was HK$32,757,000, representing a decrease of HK$10,094,000 or 23.6% as compared with the corresponding period last year. With the substantial fall in the price of live pigs as compared with last year, and the impact on the live poultry agency business resulting from the announcement by the Hong Kong government of the arrangements to accept for the return of licences by live poultry retailers in July 2008, both turnover and profit from operations of fresh and live foodstuffs business fell as compared with the corresponding period last year. Through continuous improvement in the equipment of infrastructure, optimisation of business workflow, the Group proactively strengthened its communication with the suppliers, industry participants and customers and enhanced its service standard. The overall market share in live pigs import market remained at above 40%. This contributed to relatively steady earnings of the Group.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office units in Hong Kong.

In the first half of 2009, turnover from the property leasing business of the Group was HK$13,113,000, an increase of 3.0% as compared with the corresponding period last year. Profit from operations of leasing properties amounted to HK$7,928,000, a decrease of 14.0% as compared with the corresponding period last year. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in the first half of 2009. Valuation gains on investment properties of HK$12,267,000 (first half of 2008: HK$2,049,000) were included in the consolidated income statement of the Group.

Associate

In the first half of 2009, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), an associate of the Group, recorded a sales volume of 217,944 tonnes in its major product, corn starch, representing an increase of 9.7% as compared with the corresponding period last year. With the substantial fall in the price of the products last year, turnover amounted to HK$710,403,000, representing a decrease of 7.5% and its loss attributable to shareholders amounted to HK$3,155,000 as compared with a profit attributable to shareholders of HK$48,273,000 in the corresponding period last year.

FINANCIAL POSITION

As at 30 June 2009, the Group's total assets and total liabilities amounted to HK$2,650,465,000 and HK$1,017,811,000, representing a decrease of HK$32,381,000 and HK$114,841,000 respectively when compared with the positions at the end of last year. The net current assets decreased from HK$479,403,000 at the end of 2008 to HK$357,563,000, which was mainly attributable to the repayment of bank borrowings amounting to HK$160,000,000 at the beginning of 2009. The current ratio (current assets divided by current liabilities) decreased from 1.68 as at the end of 2008 to 1.43.

Liquidity and Financial Resources

As at 30 June 2009, the Group maintained cash and cash equivalent balances of HK$447,111,000, including pledged bank balances of HK$121,821,000. An amount of HK$365,311,000 was denominated in Renminbi and HK$31,090,000 was denominated in United States ("US") Dollars while the remaining balance was denominated in Hong Kong Dollars. Cash and cash equivalent balances increased by 4.5% from the end of 2008, which was mainly attributable to the net cash inflow from operations during the period.

As at 30 June 2009, the Group's borrowings comprised 1) bank borrowings of HK$531,758,000 (31 December 2008: HK$589,564,000), of which HK$Nil (31 December 2008: HK$85,043,000) was unsecured, HK$106,498,000 (31 December 2008: HK$Nil) was secured by bills receivable, HK$320,000,000 (31 December 2008: HK$480,000,000) was pledged by investment properties in Hong Kong and HK$105,260,000 (31 December 2008: HK$24,521,000) was secured by bank deposits of HK$105,627,000 (31 December 2008: HK$24,515,000); 2) a loan from immediate holding company of HK$Nil (31 December 2008: HK$10,000,000); and 3) a loan from a minority shareholder of HK$Nil (31 December 2008: HK$2,940,000). 69.9% (31 December 2008: 32.8%) of the Group's borrowings were repayable within one year, and the remaining balance was repayable within two years (31 December 2008: three years). The borrowings were subject to annual interest rates ranging from 0.28% to 1.78% (31 December 2008: 0.90% to 11.94%). 60.2% (31 December 2008: 93.8%) of the Group's borrowings were guaranteed by the Company.

As at 30 June 2009, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 5.6% (31 December 2008: 12.1%). The decrease was primarily due to the significant net cash inflow from operations during the period.

As at 30 June 2009, the Group's available banking facilities amounted to HK$636,960,000, of which HK$386,862,000 was utilised and HK$250,098,000 was unutilised. 50.2% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. The cash reserves and available banking facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.



Capital Expenditure

The Group's capital expenditure in the first half of 2009 amounted to HK$18,484,000 (first half of 2008: HK$70,236,000). After the tinplating plant of Zhongyue Posco commenced production in February 2008, the capital expenditure in 2009 was significantly less than that in 2008. It is expected that the capital expenditure for the year 2009 will be approximately HK$42,000,000, which mainly relates to technology upgrade projects.

Charge on Assets

As at 30 June 2009, certain assets of the Group with an aggregate carrying value of HK$321,392,000 (31 December 2008: HK$123,477,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations are in mainland China and Hong Kong. During the period, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of exchange rate of Renminbi against US Dollars, since the majority of the Group's sales and purchases are mainly made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bear interest at floating rates. Management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2009, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currency loans which amounted to US$15,360,000 (equivalent to HK$119,808,000) (31 December 2008: US$3,144,000 (equivalent to HK$24,521,000)). In addition, as at 30 June 2009, there were forward foreign exchange contracts of US$37,000,000 (equivalent to HK$288,600,000) (31 December 2008: HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate)) entered into by the Group to hedge the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2009, the Group had a total of 1,105 full-time employees, a decrease of 67 from the end of 2008. 82 of the employees were based in Hong Kong and 1,023 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2009, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonuses for various profit rankings were paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to continue their contribution to the Group.

PROSPECTS

Notwithstanding that the global economy is gradually resuming a level stability, the Group remains cautious in respect of difficulties and challenges possibly subsisting in the business environment. Although the sales price and sales volume of iron and steel products began to rebound, external demands have still not yet fully recovered. In the meantime, the production capacity of iron and steel in mainland China is not yet fully utilised in the short run. It is anticipated that the increase in price of iron and steel will be subject to certain limitations and market competition will remain keen. The Group will continue to persist in operating steadily, conclude seriously from the experiences and lessons from mitigating the global financial tsunami this time, and enhance our management skills through tribulations and trials to lay a solid foundation for future development. In the course of proactively responding to changes in the market, the Group will seek new developments for the tinplating business. Together with the healthy development of fresh and live foodstuffs business, the operating result for the full year is expected to improve from last year. By leveraging on our sound financial position and sufficient capital, as well as proactively capturing opportunities arising, the Group will endeavour to deliver better value to its shareholders.



Review report to the board of directors of Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 10 to 36 which comprises the consolidated balance sheet of Guangnan (Holdings) Limited as of 30 June 2009 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2009 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

11 September 2009

Consolidated Income Statement

for the six months ended 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2009 $'000	2008 $'000
Turnover	3	**1,122,679**	1,374,163
Cost of sales		**(1,000,277)**	(1,217,900)
Gross profit		**122,402**	156,263
Other revenue	4	**43,166**	8,387
Other net income	4	**2,733**	40,408
Distribution costs		**(23,325)**	(23,333)
Administrative expenses		**(33,928)**	(37,580)
Other operating expenses		**(314)**	(4,053)
Profit from operations		**110,734**	140,092
Valuation gains on investment properties	8(b)	**12,267**	2,049
Finance costs	5(a)	**(4,153)**	(15,071)
Share of profits less losses of associates		**(1,262)**	19,106
Profit before taxation	5	**117,586**	146,176
Income tax	6	**(17,586)**	(19,942)
Profit for the period		**100,000**	126,234
Attributable to:			
Equity shareholders of the Company		**83,121**	112,207
Minority interests		**16,879**	14,027
Profit for the period		**100,000**	126,234
Earnings per share			
Basic	7(a)	**9.18 cents**	12.39 cents
Diluted	7(b)	**9.18 cents**	12.39 cents

The notes on pages 16 to 36 form part of this interim financial report. Details of dividends payable to equity shareholders of the Company are set out in note 14(a).

Consolidated Statement of Comprehensive Income

for the six months ended 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)



	Six months ended 30 June	
	2009	2008
	$'000	$'000
Profit for the period	**100,000**	126,234
Other comprehensive income for the period (after taxation):		
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	**606**	82,575
Reclassification adjustments for amounts transferred to profit or loss:		
— realisation of exchange reserve upon disposal of associate outside Hong Kong	**(1,061)**	—
— realisation of exchange reserve upon deregistration of subsidiary outside Hong Kong	**71**	—
	(384)	82,575
Total comprehensive income for the period	**99,616**	208,809
Attributable to:		
Equity shareholders of the Company	**82,693**	189,184
Minority interests	**16,923**	19,625
Total comprehensive income for the period	**99,616**	208,809

The notes on pages 16 to 36 form part of this interim financial report.

Consolidated Balance Sheet

at 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2009 $'000	At 31 December 2008 $'000
Non-current assets			
Fixed assets			
— Investment properties		**273,780**	262,388
— Other property, plant and equipment		**897,584**	919,846
— Interest in leasehold land held for own use under operating leases		**106,713**	107,380
	8	**1,278,077**	1,289,614
Interest in associate		**182,389**	201,973
Deferred tax assets		**2,207**	9,426
		1,462,673	1,501,013
Current assets			
Trading securities		**3,111**	2,259
Inventories	*9*	**221,435**	401,092
Trade and other receivables, deposits and prepayments	*10*	**516,055**	346,489
Current taxation recoverable		**80**	151
Cash and cash equivalents	*11*	**447,111**	428,009
		1,187,792	1,178,000
Non-current asset classified as held for sale		**—**	3,833
		1,187,792	1,181,833
Current liabilities			
Trade and other payables	*12*	**427,704**	481,036
Bank loans	*13(a)*	**371,758**	184,521
Loan from immediate holding company	*13(b)*	**—**	10,000
Loan from minority shareholder	*13(c)*	**—**	2,940
Current taxation payable		**30,767**	23,933
		830,229	702,430
Net current assets		**357,563**	479,403
Total assets less current liabilities		**1,820,236**	1,980,416

at 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)



	Note	At 30 June 2009 $'000	At 31 December 2008 $'000
Non-current liabilities			
Bank loans	*13(a)*	**160,000**	405,043
Deferred tax liabilities		**27,582**	25,179
		187,582	430,222
NET ASSETS		**1,632,654**	1,550,194
Capital and reserves			
Share capital		**452,802**	452,802
Reserves		**1,054,068**	982,135
Amounts recognised directly in equity relating to non-current asset held for sale		**—**	2,476
Total equity attributable to equity shareholders of the Company		**1,506,870**	1,437,413
Minority interests		**125,784**	112,781
TOTAL EQUITY		**1,632,654**	1,550,194

The notes on pages 16 to 36 form part of this interim financial report.

Consolidated Statement of Changes in Equity

for the six months ended 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)

	Note	Attributable to equity shareholders of the Company										
	Note	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Minority interests $'000	Total equity $'000
Balance at 1 January 2009		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
Changes in equity for the six months ended 30 June 2009:												
Transfer of reserves upon disposal of associate		—	—	—	—	—	—	1,415	(1,415)	—	—	—
Transfer of reserves upon deregistration of subsidiary		—	—	—	—	—	(233)	233	—	—	—	—
Transfer to statutory reserves		—	—	—	—	—	4,830	(4,830)	—	—	—	—
Share-based payment expenses for the period		—	—	348	—	—	—	—	—	348	—	348
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(3,920)	(3,920)
Dividends approved in respect of previous year	*14(a)*	—	—	—	—	—	—	(13,584)	—	(13,584)	—	(13,584)
Total comprehensive income for the period		—	—	—	633	—	—	83,121	(1,061)	82,693	16,923	99,616
Balance at 30 June 2009		452,802	4,423	1,807	183,235	107,440	10,267	746,896	—	1,506,870	125,784	1,632,654

	Note	Attributable to equity shareholders of the Company											
	Note	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve — others $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Minority interests $'000	Total equity $'000
Balance at 1 January 2008		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	—	1,301,504	87,743	1,389,247
Changes in equity for the six months ended 30 June 2008:													
Share options lapsed during the period		—	—	(437)	—	—	—	—	437	—	—	—	—
Dividends approved in respect of previous year	*14(a)*	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
Total comprehensive income for the period		—	—	—	—	76,977	—	—	112,207	—	189,184	19,625	208,809
Balance at 30 June 2008 and 1 July 2008		452,802	4,423	2,444	657	189,157	107,440	6,428	709,225	—	1,472,576	107,368	1,579,944
Changes in equity for the six months ended 31 December 2008:													
Grant of share options		—	—	4	—	—	—	—	—	—	4	—	4
Share options lapsed and cancelled during the period		—	—	(989)	—	—	—	—	989	—	—	—	—
Transfer of reserves relating to non-current asset held for sale		—	—	—	(657)	(1,061)	—	(758)	—	2,476	—	—	—
Dividends declared in respect of current year	*14(a)*	—	—	—	—	—	—	—	(18,112)	—	(18,112)	—	(18,112)
Total comprehensive income for the period		—	—	—	—	(5,494)	—	—	(11,561)	—	(17,055)	5,413	(11,642)
Balance at 31 December 2008		452,802	4,423	1,459	—	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

The notes on pages 16 to 36 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2009 — unaudited
(Expressed in Hong Kong dollars)



	Note	Six months ended 30 June	
		2009	2008
		$'000	$'000
Cash generated from operations		**113,625**	10,016
Income tax paid		**(180)**	(15,773)
Net cash generated from/(used in) operating activities		**113,445**	(5,757)
Net cash used in investing activities		**(6,152)**	(64,858)
Net cash (used in)/generated from financing activities		**(172,543)**	163,981
(Decrease)/increase in cash and cash equivalents		**(65,250)**	93,366
Cash and cash equivalents at 1 January	*11*	**390,443**	91,109
Effect of foreign exchange rates changes		**97**	6,046
Cash and cash equivalents at 30 June	*11*	**325,290**	190,521

The notes on pages 16 to 36 form part of this interim financial report.

(Expressed in Hong Kong dollars unless otherwise stated)

1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 11 September 2009.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG's review report to the Board of Directors is included on page 9.

The financial information relating to the financial year ended 31 December 2008 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2008 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 9 April 2009.

2. Changes in accounting policies

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following of these developments are relevant to the Group's financial statements:

— HKFRS 8, Operating segments

— HKAS 1 (revised 2007), Presentation of financial statements

— Improvements to HKFRSs (2008)

— Amendments to HKAS 27, Consolidated and separate financial statements — cost of an investment in a subsidiary, jointly controlled entity or associate

— Amendments to HKFRS 7, Financial instruments: Disclosures — improving disclosures about financial instruments

— HKAS 23 (revised 2007), Borrowing costs

— Amendments to HKFRS 2, Share-based payment — vesting conditions and cancellations

The amendments to HKAS 23 and HKFRS 2 have had no material impact on the Group's financial statements as the amendments are consistent with policies already adopted by the Group. In addition, the amendments to HKFRS 7 do not contain any additional disclosure requirements specifically applicable to the interim financial report. The impact of the remainder of these developments on the interim financial report is as follows:

— HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related products and services and on geographical areas. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management (see note 3). As this is the first period in which the Group has presented segment information in accordance with HKFRS 8, additional explanation has been included in the interim financial report which explains the basis of preparation of the information. Corresponding amounts have been presented on a basis consistent with the revised segment information.

2. Changes in accounting policies (Continued)

— As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in this interim financial report and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

— The "Improvements to HKFRSs (2008)" comprise a number of minor and non-urgent amendments to a range of HKFRSs which the HKICPA has issued as an omnibus batch of amendments. Of these, the following amendment has resulted in changes to the Group's accounting policies:

  — As a result of amendments to HKAS 40, Investment property, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss, consistent with the policy adopted for all other investment properties carried at fair value. Previously such property was carried at cost until the construction was completed, at which time it was fair valued with any gain or loss being recognised in profit or loss. As the Group does not currently have any investment property under construction, this change in policy has no impact on net assets or profit or loss for any of the periods presented.

— The amendments to HKAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009 all dividends receivable from subsidiaries and associates, whether out of pre- or post-acquisition profits, will be recognised in the Company's profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions for the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3. Turnover and segment reporting

The Group manages its businesses by divisions, which are organised by products and services. On first-time adoption of HKFRS 8, Operating segments and in a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following three reportable segments. No operating segments have been aggregated to form the following reportable segments.

— Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.

— Fresh and live foodstuffs : this segment distributes, purchases and sells fresh and live foodstuffs.

— Property leasing : this segment leases office and industrial premises to generate rental income.

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

— Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.

— Segment assets include all tangible, intangible assets and current assets with the exception of interest in associate, trading securities and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and bank borrowings managed directly by the segments.

3. Turnover and segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the period is set out below.

	Tinplating		Fresh and live foodstuffs		Property leasing		Total	
For the six months ended 30 June	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Reportable segment revenue	**1,021,517**	1,255,926	**88,049**	105,506	**13,113**	12,731	**1,122,679**	1,374,163
Reportable segment profit	**76,573**	74,659	**32,757**	42,851	**7,928**	9,214	**117,258**	126,724
Reportable segment assets	**2,039,271**	2,061,970	**80,916**	103,217	**299,737**	285,182	**2,419,924**	2,450,369
Reportable segment liabilities	**914,394**	1,014,383	**28,070**	31,158	**33,970**	32,158	**976,434**	1,077,699

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	Six months ended 30 June	
	2009 $'000	2008 $'000
Profit		
Reportable segment profit derived from the Group's external customers	**117,258**	126,724
Unallocated head office and corporate income and expenses	**(6,524)**	13,368
Valuation gains on investment properties	**12,267**	2,049
Finance costs	**(4,153)**	(15,071)
Share of profits less losses of associates	**(1,262)**	19,106
Consolidated profit before taxation	**117,586**	146,176

3. Turnover and segment reporting (Continued)

(b) Reconciliations of reportable segment profit or loss, assets and liabilities (Continued)

	At 30 June 2009 $'000	At 31 December 2008 $'000
Assets		
Reportable segment assets	**2,419,924**	2,450,369
Interest in associate	**182,389**	201,973
Trading securities	**3,111**	2,259
Non-current asset classified as held for sale	**—**	3,833
Unallocated head office and corporate assets	**45,041**	24,412
Consolidated total assets	**2,650,465**	2,682,846

	At 30 June 2009 $'000	At 31 December 2008 $'000
Liabilities		
Reportable segment liabilities	**976,434**	1,077,699
Loan from immediate holding company	**—**	10,000
Unallocated head office and corporate liabilities	**41,377**	44,953
Consolidated total liabilities	**1,017,811**	1,132,652

4. Other revenue and net income

Other revenue

	Six months ended 30 June	
	2009	2008
	$'000	$'000
Sales of scrap materials	**1,630**	6,161
Interest income	**1,643**	1,344
Dividends from listed securities	—	118
Subsidies received (note)	**37,101**	—
Others	**2,792**	764
	43,166	8,387

Other net income

	Six months ended 30 June	
	2009	2008
	$'000	$'000
Net realised and unrealised gain/(loss) on trading securities	**1,552**	(1,505)
Gain on disposal of associate	**1,061**	—
Gain on deregistration of subsidiary	**829**	—
Net (loss)/gain on forward foreign exchange contracts	**(693)**	605
Net exchange (loss)/gain	**(16)**	41,308
	2,733	40,408

Note: The amounts mainly represent subsidies granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the PRC for its continuous contribution to the development of the metal-plating industry.

5. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June 2009 $'000	2008 $'000
(a) Finance costs:			
Interest on bank advances and other borrowings wholly repayable within 5 years		**4,072**	15,711
Interest on loan from immediate holding company		**81**	327
		4,153	16,038
Less: Interest expenses capitalised into construction in progress	*(i)*	**—**	(967)
		4,153	15,071
(b) Staff costs:			
Net contributions paid to defined contribution retirement plans		**4,202**	3,990
Equity-settled share-based payment expenses		**348**	—
Salaries, wages and other benefits		**38,087**	39,159
		42,637	43,149
(c) Other items:			
Amortisation of land lease premium		**1,527**	1,414
Depreciation		**41,023**	35,085
Operating lease charges in respect of properties		**1,712**	1,432
Share of associates' taxation	*(ii)*	**(449)**	6,433
Rentals receivable from investment properties less direct outgoings of $1,069,000 (30 June 2008: $1,251,000)		**(12,044)**	(11,480)

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

6. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents:

	Note	Six months ended 30 June 2009 $'000	2008 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2008: 16.5%) on the estimated assessable profits for the period		**5,530**	2,038
Under-provision in respect of prior years		**2,023**	—
		7,553	2,038
Current tax — the PRC			
Tax for the period		**417**	15,964
Deferred tax			
Origination and reversal of temporary differences		**9,616**	1,940
	(i)	**17,586**	19,942

Notes:

(i) The provision for Hong Kong Profits Tax for 2009 is calculated by applying the estimated annual effective tax rate of 16.5% (2008: 16.5%) to the six months ended 30 June 2009. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate applicable for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following notes.

(Expressed in Hong Kong dollars unless otherwise stated)

6. Income tax in the consolidated income statement (Continued)

Taxation in the consolidated income statement represents: (Continued)

Notes: (Continued)

(iii) In 2006, a subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangements under the New Tax Law has not been issued by the relevant tax authorities up to the date of issue of this interim financial report. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the period ended 30 June 2009 (2008: 25%). When the final arrangement is known, any over-provision for income tax will be accounted for in future periods.

(iv) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of this interim financial report. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for the current and prior periods.

(v) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

In addition, as the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current and prior periods will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries is made for the six months ended 30 June 2009 and 30 June 2008.

(Expressed in Hong Kong dollars unless otherwise stated)

7. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $83,121,000 (30 June 2008: $112,207,000) and the number of 905,603,285 (30 June 2008: 905,603,285) ordinary shares in issue during the period.

(b) Diluted earnings per share

The diluted earnings per share for the six months ended 30 June 2009 and 30 June 2008 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive.

8. Fixed assets

(a) Acquisitions

During the six months ended 30 June 2009, the Group acquired items of property, plant and equipment with a cost of $18,484,000 (30 June 2008: $70,236,000).

(b) Investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2009 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in the PRC carried at fair value were revalued by independent firms of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司 and 秦皇島正揚資產評估事務所, on an open market value basis. Based on the valuations, a gain of $12,267,000 (30 June 2008: $2,049,000), and deferred tax thereon of $2,668,000 (30 June 2008: $463,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $320,000,000 (note 13(a)(iv)).

(c) Leases

The Group leases out investment properties under operating leases. The leases run for an initial period of 1 to 28 years, with an option to renew each lease upon expiry at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $273,780,000 (31 December 2008: $262,388,000).

9. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Raw materials, spare parts and consumables	**105,817**	167,867
Work in progress	**7,948**	21,615
Finished goods	**107,670**	211,610
	221,435	401,092

Based on management's assessment of the net realisable value of inventories, there was a write-down of inventories to estimated net realisable value by approximately $5,500,000 during the period (30 June 2008: $Nil).

10. Trade and other receivables, deposits and prepayments

	Note	At 30 June 2009 $'000	At 31 December 2008 $'000
Trade debtors		**81,256**	76,670
Bills receivable	*(i)*	**305,269**	196,386
Other receivables, deposits and prepayments		**62,026**	50,421
Amount due from an associate		**31,823**	21,152
Amounts due from a related company	*(ii)*	**35,681**	1,860
		516,055	346,489

Notes:

(i) *At 30 June 2009, bills receivable with carrying amount of $106,498,000 (31 December 2008: $Nil) and $Nil (31 December 2008: $66,176,000) were pledged to banks in the PRC to secure loans granted to the Group (note 13(a)(ii)) and to obtain banking facilities respectively.*

(ii) *The amounts are trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.*

10. Trade and other receivables, deposits and prepayments (Continued)

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Current	**419,817**	272,297
Less than 1 month past due	**1,833**	277
1 to 3 months past due	**556**	261
4 to 6 months past due	**—**	2,081
Amounts past due	**2,389**	2,619
	422,206	274,916

There is no significant recognition or reversal of impairment losses in respect of trade and other receivables, deposits and prepayments during the six months ended 30 June 2009 and 2008.

For tinplating operations, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing operations, rental is collected one month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

11. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Deposits with banks	**308,014**	149,273
Cash at bank and in hand	**139,097**	278,736
Cash and cash equivalents in the consolidated balance sheet	**447,111**	428,009
Pledged bank balances	**(121,821)**	(37,566)
Cash and cash equivalents in the condensed consolidated cash flow statement	**325,290**	390,443

12. Trade and other payables

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Due within 1 month or on demand	**125,292**	263,303
Due after 1 month but within 3 months	**111,578**	58,525
Due after 3 months but within 1 year	**25**	—
	236,895	321,828

Trade and other payables include the following balances with related parties:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Amount due to an associate	**—**	21
Amounts due to immediate holding company and a fellow subsidiary	**23,283**	23,270
Amounts due to a related company (note)	**197,333**	274,350

Note: The amounts are trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.

13. Borrowings

		Note	At 30 June 2009 $'000	At 31 December 2008 $'000
(a)	Bank loans			
	— unsecured	*(i)*	—	85,043
	— secured by bills receivable	*(ii)*	**106,498**	—
	— secured by bank deposits	*(iii)*	**105,260**	24,521
	— secured by investment properties	*(iv)*	**320,000**	480,000
			531,758	589,564

At 30 June 2009, the bank loans were repayable as follows:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Within 1 year or on demand	**371,758**	184,521
After 1 year but with 2 years	**160,000**	245,043
After 2 years but within 5 years	—	160,000
	160,000	405,043
	531,758	589,564

Notes:

(i) The unsecured bank loans as at 31 December 2008 were granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group and guaranteed by Zhongyue Tinplate, a subsidiary of the Group. As at 31 December 2008, the minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.

(ii) The loans are secured by bills receivable with carrying amounts of $106,498,000 (31 December 2008: $Nil).

13. Borrowings (Continued)

(a) Bank loans (Continued)

Notes: (Continued)

(iii) The loans are secured by bank deposits of $105,627,000 (31 December 2008: $24,515,000).

(iv) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with carrying value of $93,073,000 (31 December 2008: $85,911,000) as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 30 June 2009, none of the covenants relating to the bank loans had been breached.

	At 30 June 2009 $'000	At 31 December 2008 $'000
(b) Loan from immediate holding company	**—**	10,000

At 31 December 2008, the loan was unsecured, interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum and repayable on 30 June 2009.

	At 30 June 2009 $'000	At 31 December 2008 $'000
(c) Loan from minority shareholder	—	2,940

At 31 December 2008, the loan was provided to a non-wholly owned subsidiary of the Group and was unsecured, interest-free and repayable on or before 31 December 2009. At 31 December 2008, the Group also provided a loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding. The loan has been fully repaid during the current period.

14. Capital, reserves and dividends

(a) Dividends

(i) *Dividends payable to equity shareholders of the Company attributable to the interim period declared after the interim period*

	Six months ended 30 June	
	2009	2008
	$'000	$'000
Interim dividend declared after the interim period of 1.5 cents per ordinary share (30 June 2008: 2.0 cents per ordinary share)	**13,584**	18,112

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(ii) *Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the interim period*

	Six months ended 30 June	
	2009	2008
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the following interim period of 1.5 cents per ordinary share (30 June 2008: 2.0 cents per ordinary share)	**13,584**	18,112

(b) Equity-settled share-based transactions

During the six months ended 30 June 2009, no share options were exercised (30 June 2008: Nil) and 1,500,000 and 1,080,000 share options (30 June 2008: 1,500,000 and Nil) were expired and forfeited respectively.

13,020,000 options were outstanding at 30 June 2009 (31 December 2008: 15,600,000) and the weighted average exercise price is $1.103 (31 December 2008: $1.125).

15. Retirement benefit scheme

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the consolidated income statement for the six months ended 30 June 2009 was $4,592,000 (30 June 2008: $3,990,000). Forfeited contributions refunded for the period amounted to $390,000 (30 June 2008: $Nil).

16. Commitments

(a) Capital commitments outstanding at 30 June 2009 not provided for in the interim financial report were as follows:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Contracted for	**5,630**	8,418
Authorised but not contracted for	**3,217**	2,677
	8,847	11,095

16. Commitments (Continued)

(b) At 30 June 2009, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	At 30 June 2009 $'000	At 31 December 2008 $'000
Within 1 year	**2,237**	1,934
After 1 year but within 5 years	**1,503**	—
	3,740	1,934

The Group leases a number of properties under operating leases. The leases run for an initial period of 1 to 3 years, with an option to renew each lease upon expiry when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2009, the Company had committed to provide finance of $6,489,000 (31 December 2008: $6,489,000) to an associate of the Group.

17. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in this interim financial report, the Group entered into the following material related party transactions.

(a) Transactions with related parties

The Group had the following transactions with the related parties during the period which the directors consider to be material:

	Note	**Six months ended 30 June 2009 $'000**	2008 $'000
Sales of goods to related companies	*(i)*	**249,584**	140,222
Purchases of goods from			
— an associate		**513**	1,410
— related companies	*(i)*	**376,517**	737,995
Commission payable to a related company	*(i), (ii)*	**3,307**	1,632

17. Material related party transactions (Continued)

(a) Transactions with related parties (Continued)

Notes:

(i) Related companies refer to a minority shareholder of a non-wholly owned subsidiary of the Group, POSCO Co., Ltd and its subsidiaries.

(ii) Commission in respect of export distribution services provided to the Group is charged at 1.5% of the contracted prices payable by the overseas customers.

(b) Transactions with other state-controlled entities in the PRC

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed elsewhere in this interim financial report, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the Group's pricing strategy, buying and approval process and what information would be necessary for an understanding of the potential effects of the transactions on the interim financial report, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

17. Material related party transactions (Continued)

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

	Six months ended 30 June	
	2009	2008
	$'000	$'000
Short-term employee benefits	**1,414**	2,487
Post-employment benefits	**263**	209
Equity compensation benefits	**200**	—
	1,877	2,696

18. Comparatives figures

As a result of the application of HKAS 1 (revised 2007), Presentation of financial statements, and HKFRS 8, Operating segments, certain comparative figures have been adjusted to conform to current period's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

Directors' Interests and Short Positions in Securities

As at 30 June 2009, the interests and short positions of the directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executives were taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Interests and Short Positions in the Company

(A) Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	380,000	Long position	0.042%
Gerard Joseph McMahon	Personal	100,000	Long position	0.011%
Tam Wai Chu, Maria	Personal	200,000	Long Position	0.022%

Note: *The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 30 June 2009.*

(B) *Interests (long positions) in options relating to ordinary shares*

(i) *Share option schemes adopted on 24 August 2001 and 11 June 2004 ("2001 and 2004 Share Option Schemes")*

Name of director	Number of share options: At 1 January 2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2009	Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ (per share)	HK$ (per share)	HK$ (per share)
Liang Jiang	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Tan Yunbiao	1,500,000	—	—	1,500,000	—	06.02.2004###	10	06.05.2004 to 05.05.2009	1.582	0.155	—
	2,000,000	—	—	—	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Luo Fanyu	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Gerard Joseph McMahon	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—
Li Kar Keung, Caspar	200,000	—	—	—	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

Notes to the above share options granted pursuant to 2001 and 2004 Share Option Schemes:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\## *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

\### *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

(ii) *Share option scheme adopted on 29 December 2008 ("2008 Share Option Scheme")*

Name of director	Number of share options: At 1 January 2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2009	Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Liang Jiang	2,150,000	—	—	—	2,150,000	30.12.2008	—	0.75	0.74	—
Tan Yunbiao	1,200,000	—	—	—	1,200,000	30.12.2008	—	0.75	0.74	—
Hou Zhuobing	1,000,000	—	—	—	1,000,000	30.12.2008	—	0.75	0.74	—
Sung Hem Kuen	900,000	—	—	—	900,000	30.12.2008	—	0.75	0.74	—

Notes to the above share options granted pursuant to 2008 Share Option Scheme:

(a) *The option period of all the share options is 5.5 years from the date of grant.*

(b) *Any share option is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options is as follows:*

Date	***Percentage vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) *The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of directors of the Company (the "Board") upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	***Percentage vesting***
On or before the date which is four months after the date of grant	*0%*
After the date which is four months after but on or before the date which is one year after the date of grant	*10%*
On or after the date which is one year after but before the date which is two years after the date of grant	*25%*
On or after the date which is two years after but before the date which is three years after the date of grant	*40%*
On or after the date which is three years after but before the date which is four years after the date of grant	*70%*
On or after the date which is four years after the date of grant	*80%* *The remaining 20% also vests upon passing the overall performance appraisal for those four years*

(iii) Notes to the reconciliation of share options outstanding during the period:

* *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.*

** *The price of the Company's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the Company's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Interests and Short Positions in Guangdong Investment Limited

(A) Interests in ordinary shares

Name of director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Hou Zhuobing	Personal	32,000	Long position	0.001%

Note: The approximate percentage of interests held was calculated on the basis of 6,186,338,071 ordinary shares of Guangdong Investment Limited ("GDI") in issue as at 30 June 2009.

(B) Interests (long positions) in options relating to ordinary shares

	Number of share options									
Name of director	At 1 January 2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2009	Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options△	Price of ordinary share at date immediately before date of grant△△	Price of ordinary share at date immediately before the exercise date△△
						(DD.MM.YYYY)	*HK$*	*HK$ (per share)*	*HK$ (per share)*	*HK$ (per share)*
Huang Xiaofeng	5,700,000	—	—	—	5,700,000	24.10.2008	—	1.88	1.73	—

Notes to the above share options granted pursuant to the share option scheme adopted by GDI on 24 October 2008:

(a) The option period of all the share options is 5.5 years from the date of grant.

(b) Any share option is only exercisable during the option period after it has become vested.

(c) The normal vesting scale of the share options is as follows:

Date	***Percentage vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of directors of GDI upon grant and stated in the offer of grant.

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	*Percentage vesting*
On or before the date which is four months after the date of grant	*0%*
After the date which is four months after but on or before the date which is one year after the date of grant	*10%*
On or after the date which is one year after but before the date which is two years after the date of grant	*25%*
On or after the date which is two years after but before the date which is three years after the date of grant	*40%*
On or after the date which is three years after but before the date which is four years after the date of grant	*70%*
On or after the date which is four years after the date of grant	*80% The remaining 20% also vests upon passing the overall performance appraisal for those four years*

△ *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GDI's share capital.*

△△ *The price of GDI's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the GDI's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Interests and Short Positions in Kingway Brewery Holdings Limited

Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,711,536,850 ordinary shares of Kingway Brewery Holdings Limited in issue as at 30 June 2009.

Interests and Short Positions in Guangdong Tannery Limited

Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 537,504,000 ordinary shares of Guangdong Tannery Limited in issue as at 30 June 2009.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the directors in trust for the Company, as at 30 June 2009, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and chief executives were taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company, its holding companies or any of its subsidiaries or associated corporation a party to any arrangements to enable the directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporates.

Substantial Shareholders' Interests

As at 30 June 2009, so far as is known to any directors and chief executives of the Company, the following persons (other than directors and chief executives of the Company) had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name of shareholder	Number of ordinary shares beneficially held	Long/short position	Approximate percentage of interests held
			(Note 1)
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note 2)*	537,198,868	Long position	59.32%
GDH Limited ("GDH")	537,198,868	Long position	59.32%

Notes:

1. *The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 30 June 2009.*

2. *The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.*

Save as disclosed above, as at 30 June 2009, no other person (other than directors and chief executives of the Company) known to any directors and chief executives of the Company had, or were deemed or taken to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register kept by the Company under Section 336 of the SFO.

Share Option Schemes

On 11 June 2004, the Company adopted 2004 Share Option Scheme enabling the Company to attract, retain and motivate high caliber and talented participants to make contributions to the Group. On the same day, the Company also terminated the 2001 Share Option Scheme. Options granted under the 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed.

On 29 December 2008, the Company terminated the 2004 Share Option Scheme and adopted the 2008 Share Option Scheme, as to provide incentives to selected employees, officers and directors to contribute to the Group and to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to such employees, officers and directors or to serve such other purposes as the Board may approve from time to time. Upon termination of the 2004 Share Option Scheme, no further share options will be granted thereunder but in all other respects, the provisions of the 2004 Share Option Scheme shall remain in force and all existing share options which have been granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

During the period, 1,500,000 share options were lapsed and no share options were exercised nor cancelled under the 2001 Share Option Scheme.

During the period, no share options were exercised, cancelled nor lapsed under the 2004 Share Option Scheme.

During the period, 1,080,000 options were lapsed and no share options were exercised, cancelled nor granted under the 2008 Share Option Scheme.

As at 30 June 2009, options were outstanding under 2004 Share Option Scheme and 2008 Share Option Scheme entitling the holders to subscribe for 5,050,000 shares and 7,970,000 shares of the Company respectively.

As at 30 June 2009, save as disclosed under "Interests (long positions) in options relating to ordinary shares" on pages 38 and 39, certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2004 Share Option Scheme and 2008 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company.

(i) 2004 Share Option Scheme

Category	Number of share options					Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2009						
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	450,000	—	—	—	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	—

Notes to the above share options granted pursuant to 2004 Share Option Scheme:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\#\# *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

(ii) 2008 Share Option Scheme

Category	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2009	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2009					
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	2,600,000	—	—	—	2,600,000	30.12.2008	—	0.75	0.74	—
Other participant	1,200,000	—	—	1,080,000	120,000	30.12.2008	—	0.75	0.74	—

Notes to 2008 Share Option Scheme are set out in the "Notes to the above share options granted pursuant to 2008 Share Option Scheme" in the "Directors' Interests and Short Positions in Securities" section of this report on page 39.

(iii) Notes to the reconciliations of share options outstanding during the period under 2004 Share Option Scheme and 2008 Share Option Scheme are set out in the "(iii) Notes to the reconciliation of share options outstanding during the period" in the "Director's Interests and Short Positions in Securities" section of this report on page 39.

Corporate Governance and Other Information

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2009.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2009.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2009.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss or termination of offices.

During the six months ended 30 June 2009, a meeting was held by the Compensation Committee to explore relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005 and its terms of reference are in line with the CG Code. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang (chairman of the Nomination Committee), and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendations to the Board on appointment and reappointment of directors.

During the six months ended 30 June 2009, a meeting was held by the Nomination Committee to explore relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2009. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2009, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

Disclosure Pursuant to Rule 13.21 of the Listing Rules

On 25 January 2008, a wholly-owned subsidiary of the Company, entered into a facility agreement ("Loan Agreement") for a term loan facility in the principal amount of up to HK$480,000,000 with two banks (the "Lenders"), of which HK$160,000,000 was repaid in February 2009. It is provided in the Loan Agreement that if GDH ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender(s) is/are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Save as disclosed above, the Company does not have other disclosure obligations under Rule 13.21 of the Listing Rules.

Changes in Directors' Information

Changes in directors' information which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules are set out below.

Commencing 1 January 2009, the remuneration which includes basic salaries, allowances and other benefits for Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, executive directors of the Company, will amount to approximately HK$510,000, HK$380,000 and HK$960,000 per annum respectively.

Mr. Sung became a fellow member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom in September 2009.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK1.5 cents per share (six months ended 30 June 2008: HK2.0 cents per share) for the six months ended 30 June 2009. The interim dividend will be paid on Wednesday, 28 October 2009 to the shareholders whose names appear on the register of members on Friday, 9 October 2009.

Closure of Register of Members

The register of members of the Company will be closed on Thursday, 8 October 2009 and Friday, 9 October 2009. During these two days, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 October 2009.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 11 September 2009



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Stock Code 股份代號:1203

2010
中期報告 Interim Report





目錄

公司資料
(於2010年8月27日)

董事會

執行董事
梁　江*(主席)*
李　力*(副主席)*
譚云標*(總經理)*
宋咸權*(財務總監)*

非執行董事
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

審核委員會

Gerard Joseph McMAHON*(主席)*
譚惠珠
李嘉強

薪酬委員會

李嘉強*(主席)*
Gerard Joseph McMAHON
譚惠珠

提名委員會

梁　江*(主席)*
Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書

盧詠雪

核數師

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行(亞洲)有限公司
中國工商銀行股份有限公司中山分行
中國銀行股份有限公司中山分行
中信銀行股份有限公司中山支行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行
中國銀行股份有限公司秦皇島分行

註冊辦事處

香港
皇后大道東24–32號
金鐘滙中心22樓
電　　話：　(852) 2828 3938
圖文傳真：　(852) 2583 9288
網　　址：　http://www.gdguangnan.com

股份過戶登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號合和中心17M樓

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2010年10月7日及 2010年10月8日
中期股息	每股3.0港仙
派發日期	2010年10月27日

財務摘要

（以港幣列示）

未經審核財務摘要

	截至6月30日止6個月		
	2010年 **千元**	2009年 千元	變動
營業額	**1,397,946**	1,122,679	+24.5%
經營溢利	**166,721**	110,734	+50.6%
股東應佔溢利	**136,128**	83,121	+63.8%
每股基本盈利	**15.03仙**	9.18仙	+63.7%
每股中期股息	**3.0仙**	1.5仙	+100.0%

	於2010年 **6月30日** **千元**	於2009年 12月31日 千元	變動
總資產	**2,887,200**	2,542,810	+13.5%
股東權益	**1,715,214**	1,592,775	+7.7%
每股資產淨值[1]	**1.89元**	1.76元	+7.4%
淨(現金)／借款[2]	**(43,244)**	89,539	
負債比率[3]	**-2.5%**	5.6%	

附註：

1. *股東權益 / 已發行普通股股數*

2. *借款－現金及現金等價物*

3. *淨(現金)／借款 / 股東權益*

業務回顧、管理層討論及分析、前景及其他資料

業績

2010年上半年未經審核之綜合股東應佔溢利為136,128,000港元，比去年同期的83,121,000港元增長63.8%。每股基本盈利為15.03港仙，比去年同期的9.18港仙增長63.7%。

中期股息

董事會宣佈派發截至2010年6月30日止6個月之中期股息每股3.0港仙(2009年6月30日止6個月：每股1.5港仙)。

業務回顧

於回顧期內，本集團各項業務正在鞏固提升。綜合營業額為1,397,946,000港元，比去年同期的1,122,679,000港元增加275,267,000港元，即24.5%；經營溢利為166,721,000港元，比去年同期的110,734,000港元增加55,987,000港元，即50.6%。隨著2009年起鋼鐵價格回升，原材料採購價和馬口鐵產品銷售價格於2010年繼續上漲，加上本集團位於中山的基板廠進一步提升基板的品質和產品的附加值，和位於秦皇島的馬口鐵廠銷量增加，致本集團之馬口鐵產品的毛利率顯著提升。鮮活食品業務方面，隨著活豬經銷數量和冰鮮食品銷量較去年有所上升，鮮活食品業務的營業額和經營溢利均較去年同期有所增長。通過經營團隊不懈的努力和主要供應商提供優質貨源，本集團積極維持市場供應和穩定價格，回顧期內整體輸港活豬市場佔有率維持於40%以上，為本集團提供穩定的盈利貢獻。

馬口鐵業務

中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)為本公司之全資附屬公司，而本公司持有中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的66%權益，國際知名鋼鐵企業株式會社POSCO(「POSCO」)佔餘下34%。本集團現有年產能共47萬噸馬口鐵和15萬噸基板，其中中山為22萬噸馬口鐵和15萬噸基板，而秦皇島為25萬噸馬口鐵。

業務回顧、管理層討論及分析、前景及其他資料(續)

2010年上半年，本集團生產馬口鐵156,817噸，較去年同期增長26.0%，其中中粵馬口鐵和中粵浦項分別生產88,435噸和68,382噸。另外，中粵馬口鐵的基板廠生產基板65,520噸，較去年同期增長35.6%，為其馬口鐵生產提供了穩定的原材料(基板)供應。南北兩廠共銷售151,429噸馬口鐵，較去年同期增長12.3%，其中中粵馬口鐵和中粵浦項分別銷售89,450噸和61,979噸，分別較去年同期減少0.1%和增長36.9%。營業額為1,282,293,000港元，比去年同期增長25.5%；實現經營溢利122,959,000港元，較去年同期增加46,386,000港元，即60.6%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.7%，其經營溢利佔集團經營溢利的73.8%。

本集團馬口鐵業務於年內進入鞏固提升期。隨著2009年起鋼鐵價格回升，原材料採購價和馬口鐵產品銷售價格於2010年繼續上漲。於2010年6月，生產馬口鐵基板的主要原材料(熱軋板)和馬口鐵產品的市場價格均有所下調，預計鋼鐵產品價格於下半年仍會波動。期內，本集團採取多方面的措施。首先，本集團採取了更緊貼市場價格的定價機制，加強成本控制，並及時調整產品結構，以及採購、生產和銷售的節奏。此外，本集團開展了大量的技術改造工作，包括運用六西格碼(Six Sigma)管理方法作為技術和管理攻關的主要工具，使本集團位於中山的基板廠進一步提升基板的品質和產品的附加值，擴闊產品種類，並進一步挖掘基板廠的產能。另一方面，為發揮秦皇島的馬口鐵廠的產能和提升銷量，本集團充分發揮南北兩個馬口鐵生產基地資源共享，品種互補的聯動效應，並加大海外市場開拓，增加出口，使中粵浦項的銷量較去年同期大幅增長36.9%。本集團之馬口鐵產品的毛利和毛利率於期內顯著提升，取得了比較滿意的成績。

業務回顧、管理層討論及分析、前景及其他資料(續)

鮮活食品業務

廣南行有限公司(「廣南行」)為本公司之全資附屬公司，而廣南行持有廣南生豬貿易有限公司的51%權益。

2010年上半年，鮮活食品業務取得營業額102,124,000港元，比去年同期增長16.0%。實現經營溢利36,998,000港元，比去年同期增加4,241,000港元，即12.9%。隨著活豬經銷數量和冰鮮食品銷量較去年有所上升，鮮活食品業務的營業額和經營溢利均較去年同期有所增長。本集團透過不斷完善業務流程，積極加強與供應商、業界和客戶的溝通，提升服務水平，積極維持市場供應和穩定價格，並拓展各種銷售渠道，整體輸港活豬市場佔有率繼續維持於40%以上，為本集團提供穩定的盈利貢獻。目前，本集團從打造穩固的業務鏈條、提升競爭實力出發，正積極與供應商和客戶研究更進一步的合作。

物業租賃業務

本集團之租賃物業主要包括中粵馬口鐵和中粵浦項的工業廠房、員工宿舍及香港的寫字樓物業。

2010年上半年，本集團之物業租賃業務錄得收入為13,529,000港元，較去年同期增長3.2%。物業租賃業務實現經營溢利8,998,000港元，較去年同期增長13.5%。此外，香港寫字樓的價格於2008年第4季度普遍回落後，於2009年上半年跟隨全球資產價格反彈而回升，去年同期錄得投資物業估值收益淨額12,267,000港元。2010年上半年錄得投資物業估值收益淨額374,000港元。

聯營公司

本集團的聯營公司黃龍食品工業有限公司於2010年上半年的主要產品玉米澱粉銷量211,859噸，比去年同期減少2.8%；隨著產品價格較去年同期有較大幅增長，營業額903,561,000港元，比去年同期增長27.2%；股東應佔溢利51,418,000港元，去年同期為股東應佔虧損3,155,000港元。

業務回顧、管理層討論及分析、前景及其他資料(續)

財務狀況

於2010年6月30日，本集團總資產為2,887,200,000港元，而總負債為1,022,904,000港元，分別較去年底增加344,390,000港元及204,603,000港元。流動資產淨值由去年底的456,595,000港元增加至548,381,000港元，主要是由於2010年6月借入了77,000,000港元的兩年期銀行借款，而流動比率(流動資產除以流動負債)由2009年年底的1.72減少至1.61。

流動資金及財務資源

於2010年6月30日，集團現金及現金等價物結餘為717,438,000港元(包括已抵押銀行存款311,929,000港元)，其中相等於524,545,000港元的貨幣為人民幣，相等於70,318,000港元的貨幣為美元，其餘為港元，較2009年年底現金及現金等價物結餘增加88.3%，主要是本期間經營業務產生的現金流入淨額和借入銀行借款。

於2010年6月30日，本集團之借款包括1)銀行借款594,634,000港元(2009年12月31日：390,940,000港元)，其中128,453,000港元(2009年12月31日：零港元)為無抵押，160,000,000港元(2009年12月31日：160,000,000港元)為以香港的投資物業作抵押，和306,181,000港元(2009年12月31日：230,940,000港元)為以311,929,000港元(2009年12月31日：233,035,000港元)的銀行存款作抵押；及2)關連公司借款79,560,000港元(2009年12月31日：79,560,000港元)。本集團有35.2%(2009年12月31日：34.0%)的借款是由本公司提供擔保。本集團之借款，其中88.6%(2009年12月31日：66.0%)須於1年內償還，其餘須於2年(2009年12月31日：2年)內償還。所有借款年利率介乎0.35%至2.54%(2009年12月31日：0.28%至2.30%)之間。本集團有47.0%(2009年12月31日：50.9%)之借款是以浮動利率計算，管理層會留意利率變動情況。

於2010年6月30日，本集團的負債比率(即按本集團借款淨額(即借款減現金及現金等價物)除以本公司股權持有人應佔權益總額計算)為 -2.5%(2009年12月31日：5.6%)，比率減少主要是由於本期間經營業務產生的現金流入淨額較大。

於2010年6月14日，本集團與香港上海滙豐銀行有限公司訂立了融資協議(「融資協議」)。根據該融資協議，本集團可獲借入為期兩年的160,000,000港元無抵押貸款。此貸款為浮動利率貸款，年利率為香港銀行同業拆息加1.0%，用作為本集團的流動資金。截至2010年6月30日，本集團已借入77,000,000港元的貸款。

業務回顧、管理層討論及分析、前景及其他資料(續)

於2010年6月30日,本集團的銀行信貸總額為554,000,000港元,其中已使用的銀行信貸額為332,557,000港元,尚未動用的銀行信貸額為221,443,000港元。另外,本集團有57.8%的銀行信貸額由本公司提供擔保,而28.9%的銀行信貸額由本公司以位於香港的投資物業作抵押品。本集團現時的現金資源及可動用銀行信貸額,加上本集團的經營業務產生穩定的現金流,足以滿足本集團履行其債務責任及業務經營所需。

資本開支

本集團2010年上半年的資本開支為6,289,000港元(2009年上半年:18,484,000港元),預計2010年全年的資本開支將約為25,000,000港元,主要用於中粵馬口鐵的基板廠技術改造項目,以進一步提升基板的品質和產品的附加值。

資產抵押

於2010年6月30日,本集團以賬面總值409,729,000港元(2009年12月31日:341,903,000港元)的若干資產作為抵押,以便本集團取得借款及銀行信貸。

外匯及利率風險

本集團的業務主要在中國和香港。期內,港幣兑美元的匯率相對穩定,並未對本集團構成重大的外匯風險;至於人民幣兑美元匯率的影響,由於集團大部分之銷售及採購主要以人民幣及美元結算,集團並未面對重大的外匯風險。

就難以預料之匯率波動,本集團將於有需要時使用對沖工具作出對沖。於2010年6月30日,本集團訂立了39,880,000美元(相等於311,064,000港元)(2009年12月31日:30,000,000美元(相等於234,000,000港元))的遠期外匯合同作為對沖外幣借款的外匯風險。此外,於2010年6月30日,本集團訂立了30,000,000美元(相等於234,000,000港元)(2009年12月31日:23,000,000美元(相等於179,400,000港元))的遠期外匯合同作為對沖與本集團某些國內附屬公司流動資金融資有關的外匯風險。除上述外,其他借款均以相關公司的功能貨幣提取借款。

業務回顧、管理層討論及分析、前景及其他資料(續)

員工及薪酬政策

截至2010年6月30日止，本集團全職僱員人數共1,104名，比2009年年底增加11名。其中91名在香港及1,013名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。2010年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行花紅激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同利潤檔次的比例計提花紅，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

前景展望

儘管環球經濟逐步回暖，以及內地經濟繼續保持高速增長，全球經濟和經營環境仍然存在許多不確定性和挑戰。預計下半年鋼鐵產品價格仍會波動，而且國內鋼鐵產能短期內未必能夠被完全消化，市場競爭將轉趨激烈。本集團將繼續圍繞鞏固提升的既定目標，在馬口鐵業務方面，中山的基板廠將進一步提升基板的品質和產品的附加值，秦皇島的馬口鐵廠將充分發揮業已形成的產品品種方面的比較優勢，南北兩個馬口鐵生產基地將抓住主要原材料供應轉趨寬鬆的有利時機，盡量增加生產，爭取規模效應。在鮮活食品業務方面，將積極把握各種發展機遇，致力打造穩固的鮮活食品貿易業務鏈條，為未來持續發展打好基礎。憑著我們穩健的財務狀況和充裕的資金，並積極把握機遇，本集團將努力為股東創造更佳價值。

審閱報告


KPMG

審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第11至39頁廣南(集團)有限公司的中期財務報告，此中期財務報告包括於2010年6月30日的綜合資產負債表與截至該日止6個月期間的綜合損益表、綜合全面收益表、綜合權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於2010年6月30日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

2010年8月27日

綜合損益表

截至2010年6月30日止6個月－未經審核
(以港幣列示)

	附註	截至6月30日止6個月 2010年 千元	2009年 千元
營業額	*3*	**1,397,946**	1,122,679
銷售成本		**(1,177,245)**	(1,000,277)
毛利		**220,701**	122,402
其他收益	*4*	**6,700**	43,166
其他收入淨額	*4*	**15,399**	2,733
分銷成本		**(27,938)**	(23,325)
行政費用		**(47,256)**	(33,928)
其他經營費用		**(885)**	(314)
經營溢利		**166,721**	110,734
投資物業估值收益淨額	*8(b)*	**374**	12,267
融資成本	*5(a)*	**(3,774)**	(4,153)
應佔聯營公司溢利／(虧損)		**20,567**	(1,262)
除税前溢利	*5*	**183,888**	117,586
所得税	*6*	**(31,573)**	(17,586)
本期溢利		**152,315**	100,000
歸屬予：			
本公司股權持有人		**136,128**	83,121
非控股權益		**16,187**	16,879
本期溢利		**152,315**	100,000
每股盈利			
基本	*7(a)*	**15.03仙**	9.18仙
攤薄	*7(b)*	**14.96仙**	9.18仙

第18至39頁的附註為本中期財務報告的組成部份。應付本公司股權持有人股息之詳情列載於附註14(a)。

綜合全面收益表

截至2010年6月30日止6個月－未經審核
(以港幣列示)

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
本期溢利	**152,315**	100,000
本期其他全面收益(除稅後):		
兌換海外附屬公司及聯營公司的財務報表所產生的匯兌差額	**13,997**	606
重新分類調整 — 數額轉往損益:		
－出售海外聯營公司所變現的儲備	**–**	(1,061)
－註銷海外附屬公司所變現的匯兌儲備	**–**	71
	13,997	(384)
本期全面收益總額	**166,312**	99,616
歸屬於:		
本公司股權持有人	**148,964**	82,693
非控股權益	**17,348**	16,923
本期全面收益總額	**166,312**	99,616

第18至39頁的附註為本中期財務報告的組成部份。

綜合資產負債表

於2010年6月30日－未經審核
（以港幣列示）

	附註	於2010年 6月30日 千元	於2009年 12月31日 千元
非流動資產			
固定資產			
－投資物業		**284,610**	282,420
－其他物業、廠房及設備		**836,272**	864,613
－以經營租賃持作自用的租賃土地權益		**109,592**	110,655
	8	**1,230,474**	1,257,688
佔聯營公司權益		**203,025**	196,772
		1,433,499	1,454,460
流動資產			
存貨	9	**250,860**	200,418
業務及其他應收款項、訂金及預付款	10	**485,403**	506,556
可收回本期税項		**－**	415
現金及現金等價物	11	**717,438**	380,961
		1,453,701	1,088,350
流動負債			
業務及其他應付款項	12	**273,136**	280,309
銀行借款	13(a)	**517,634**	230,940
關連公司借款	13(b)	**79,560**	79,560
應付本期税項		**34,990**	40,946
		905,320	631,755
流動資產淨值		**548,381**	456,595
總資產減流動負債		**1,981,880**	1,911,055

綜合資產負債表(續)

於2010年6月30日－未經審核
(以港幣列示)

	附註	於2010年 6月30日 千元	於2009年 12月31日 千元
非流動負債			
銀行借款	*13(a)*	**77,000**	160,000
遞延税項負債		**40,584**	26,546
		117,584	186,546
資產淨值		**1,864,296**	1,724,509
資本及儲備			
股本		**452,962**	452,862
儲備		**1,262,252**	1,139,913
本公司股權持有人應佔權益總額		**1,715,214**	1,592,775
非控股權益		**149,082**	131,734
權益總額		**1,864,296**	1,724,509

第18至39頁的附註為本中期財務報告的組成部份。

綜合權益變動表
截至2010年6月30日止6個月－未經審核
(以港幣列示)

		歸屬予本公司股權持有人									
				資本儲備		特別				非控股	權益
		股本	股份溢價	－購股權	匯兌儲備	資本儲備	其他儲備	保留溢利	總額	權益	總額
	附註	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2010年1月1日的結餘		**452,862**	**4,480**	**2,101**	**184,712**	**107,440**	**10,303**	**830,877**	**1,592,775**	**131,734**	**1,724,509**
截至2010年6月30日止6個月的權益變動：											
轉往法定儲備		–	–	–	–	–	**6,043**	**(6,043)**	–	–	–
行使購股權	*14(b)*	**100**	**290**	**(58)**	–	–	–	–	**332**	–	**332**
期內以股份為基礎的開支		–	–	**321**	–	–	–	–	**321**	–	**321**
與前一年度有關已批准之股息	*14(a)*	–	–	–	–	–	–	**(27,178)**	**(27,178)**	–	**(27,178)**
期內全面收益總額		–	–	–	**12,836**	–	–	**136,128**	**148,964**	**17,348**	**166,312**
於2010年6月30日的結餘		**452,962**	**4,770**	**2,364**	**197,548**	**107,440**	**16,346**	**933,784**	**1,715,214**	**149,082**	**1,864,296**

綜合權益變動表(續)

截至2010年6月30日止6個月－未經審核

(以港幣列示)

	附註	歸屬予本公司股權持有人										
		股本	股份溢價	資本儲備—購股權	匯兌儲備	特別資本儲備	其他儲備	保留溢利	與待出售之非流動資產有關的儲備	總額	非控股權益	權益總額
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2009年1月1日的結餘		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
截至2009年6月30日止6個月的權益變動：												
出售聯營公司轉往儲備		–	–	–	–	–	–	1,415	(1,415)	–	–	–
註銷附屬公司轉往儲備		–	–	–	–	–	(233)	233	–	–	–	–
轉往法定儲備		–	–	–	–	–	4,830	(4,830)	–	–	–	–
期內以股份為基礎的開支		–	–	348	–	–	–	–	–	348	–	348
向少數股東宣派之股息		–	–	–	–	–	–	–	–	–	(3,920)	(3,920)
與前一年度有關已批准之股息	*14(a)*	–	–	–	–	–	–	(13,584)	–	(13,584)	–	(13,584)
期內全面收益總額		–	–	–	633	–	–	83,121	(1,061)	82,693	16,923	99,616
於2009年6月30日及2009年7月1日的結餘		452,802	4,423	1,807	183,235	107,440	10,267	746,896	–	1,506,870	125,784	1,632,654
截至2009年12月31日止6個月的權益變動：												
轉往法定儲備		–	–	–	–	–	36	(36)	–	–	–	–
行使購股權		60	57	(27)	–	–	–	–	–	90	–	90
期內以股份為基礎的開支		–	–	321	–	–	–	–	–	321	–	321
已宣派與本年有關之股息	*14(a)*	–	–	–	–	–	–	(13,586)	–	(13,586)	–	(13,586)
期內全面收益總額		–	–	–	1,477	–	–	97,603	–	99,080	5,950	105,030
於2009年12月31日的結餘		452,862	4,480	2,101	184,712	107,440	10,303	830,877	–	1,592,775	131,734	1,724,509

第18至39頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表

截至2010年6月30日止6個月－未經審核
（以港幣列示）

	附註	截至6月30日止6個月 2010年 千元	2009年 千元
產生自經營活動的現金		**168,399**	113,625
已付所得税		**(22,782)**	(180)
產生自經營活動的現金淨額		**145,617**	113,445
產生自／（用於）投資活動的現金淨額		**11,486**	(6,152)
產生自／（用於）融資活動的現金淨額		**110,937**	(172,543)
現金及現金等價物增加／（減少）		**268,040**	(65,250)
於1月1日的現金及現金等價物	11	**134,943**	390,443
外幣匯率變更的影響		**2,526**	97
於6月30日的現金及現金等價物	11	**405,509**	325,290

第18至39頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註

(除另有所指外,以港幣列示)

1. 編製基準

本中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文,包括遵守香港會計師公會頒佈的《香港會計準則》第34號 —「中期財務報告」的規定編製而成。本中期財務報告於2010年8月27日獲准並授權刊發。

中期財務報告的編製採用了與2009年年度財務報表相同的會計政策,惟預期將於2010年年度財務報表反映的會計政策變更除外。該等會計政策變更的詳情列載於附註2。

根據《香港會計準則》第34號編製的中期財務報告,管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

本中期財務報告包括簡明綜合財務報表和部分附註解釋。附註闡述了自2009年年度財務報表刊發以來,在了解本集團的財務狀況變動和表現方面屬於重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所編製的全套財務報表內應包括的所有資料。

中期財務報告乃未經審核,惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈的《香港審閱工作準則》第2410號 —「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的審閱報告列載於第10頁。

就中期財務報告所載以往已呈報的截至2009年12月31日止財政年度的財務資料,該等資料雖源自有關的財務報表,但並不構成本公司該財政年度的法定財務報表。截至2009年12月31日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於2010年3月26日發出的核數師報告中,已對此等財務報表發表無保留的意見。

未經審核中期財務報告附註（續）

（除另有所指外，以港幣列示）

2. 會計政策的變更

香港會計師公會發佈了兩項修訂的香港財務報告準則、多項香港財務報告準則修訂及一項新訂的詮釋，於本集團本會計期間首次生效。其中，與本集團財務報告相關的有關發展列示如下：

– 香港財務報告準則第3號（2008年修訂），業務合併

– 香港會計準則第27號的修訂，綜合及獨立財務報表

– 香港財務報告準則第5號的修訂，持出售之非流動資產及終止業務 — 計劃出售於附屬公司的控股權益

– 香港財務報告準則之改進（2009年）

– 香港（國際財務報告詮釋委員會）詮釋第17號，向擁有人分派非現金資產

本集團並沒有採用本會計期間尚未生效之任何新訂準則或詮釋。

此等發展引致會計政策變更，但此等政策變更於本期間或比較期間沒有任何重大的影響，原因如下：

– 香港財務報告準則第3號、香港會計準則第27號、香港財務報告準則第5號及香港（國際財務報告詮釋委員會）詮釋第17號大部份修訂對本集團的財務報表並沒有任何重大的影響，這是由於此等變更將於及當本集團進行相關交易（例如業務合併、出售一間附屬公司或非現金分派）時才首次生效，而且並沒有規定把以往相關交易的金額重列。

– 香港財務報告準則第3號(有關被收購者的遞延稅項資產)及香港會計準則第27號(有關非控股權益（以往稱「少數股東權益」）分攤的虧損超過其權益)的修訂沒有任何重大的影響，這是由於沒有規定把以往期間的金額重列，而且於本期間並沒有此等遞延稅項資產或虧損發生。

– 基於香港會計準則第17號的修訂 —「租賃」（來自香港財務報告準則之改進（2009年）多項準則），本集團重新評核租賃土地權益的分類，按本集團的判斷，究竟租賃有沒有轉移土地擁有權的所有風險及回報，使本集團的經濟狀況與購買者類似，本集團認為上述租賃為經營租賃的分類仍是適當的。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

3. 營業額及分部報告

本集團按產品及服務來劃分分部及進行管理。本集團按向最高行政管理人員內部呈報資料以進行資源分配及表現評估時所採用的準則一致,並確定了下列3個匯報分部。在劃分下列匯報分部時,本集團並無將任何經營分部合併計算。

- 馬口鐵 : 此分部生產及銷售馬口鐵及相關產品,主要被食品加工生產商用作包裝物料
- 鮮活食品 : 此分部代理及買賣鮮活食品
- 物業租賃 : 此分部出租辦公室及工業物業以產生租金收入

(a) 分部業績、資產及負債

根據香港財務報告準則第8號,編製中期財務報告所披露的分部資料是與本集團最高行政管理人員用來作分部表現評估及分部間資源分配而使用的資料一致。就此而言,本集團最高行政管理人員按以下基準監控歸屬於每個須匯報分部的業績、資產及負債:

- 分部溢利包括參考該等分部產生的收益及該等分部發生的支出或歸屬於該等分部應佔資產折舊或攤銷產生的支出,將收入及支出分配至須匯報分部。

- 分部資產包括所有有形、無形資產及流動資產(不包括佔聯營公司權益及其他企業資產)。分部負債包括歸屬於個別分部的營業活動的流動和非流動負債及分部直接管理的借款。

除此以外,向管理層提供的分部資料是關於收益(沒有重大的分部間銷售)、損益、資產、負債及其他與分部表現評估及分部間資源分配有關(如重大)的資料。分部間銷售價格乃參考向外部收取類似訂單的價錢。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

3. 營業額及分部報告(續)

(a) 分部業績、資產及負債(續)

期內,向本集團最高行政管理人員提供用來作資源分配及分部表現評估有關本集團須滙報分部資料列載如下。

截至6月30日止6個月	馬口鐵		鮮活食品		物業租賃		合計	
	2010年 千元	2009年 千元	2010年 千元	2009年 千元	2010年 千元	2009年 千元	2010年 千元	2009年 千元
須滙報分部收益	1,282,293	1,021,517	102,124	88,049	13,529	13,113	1,397,946	1,122,679
須滙報分部溢利	122,959	76,573	36,998	32,757	8,998	7,928	168,955	117,258
須滙報分部資產	2,250,183	1,925,397	103,057	95,070	305,969	302,291	2,659,209	2,322,758
須滙報分部負債	925,972	715,402	22,082	30,328	31,920	31,077	979,974	776,807

(b) 須滙報分部損益、資產及負債之調節表

	截至6月30日止6個月	
	2010年 千元	2009年 千元
溢利		
來自本集團外部客戶的須滙報分部溢利	168,955	117,258
未分配總部及企業收入及支出	(2,234)	(6,524)
投資物業估值收益淨額	374	12,267
融資成本	(3,774)	(4,153)
應佔聯營公司溢利/(虧損)	20,567	(1,262)
綜合除稅前溢利	183,888	117,586

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

3. 營業額及分部報告(續)

(b) 須滙報分部損益、資產及負債之調節表(續)

	於2010年 6月30日 千元	於2009年 12月31日 千元
資產		
須滙報分部資產	**2,659,209**	2,322,758
佔聯營公司權益	**203,025**	196,772
未分配總部及企業資產	**24,966**	23,280
綜合總資產	**2,887,200**	2,542,810

	於2010年 6月30日 千元	於2009年 12月31日 千元
負債		
須滙報分部負債	**979,974**	776,807
未分配總部及企業負債	**42,930**	41,494
綜合總負債	**1,022,904**	818,301

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

4. 其他收益及收入淨額

其他收益

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
利息收入	**4,577**	1,643
已收補貼*(附註)*	**638**	37,101
其他	**1,485**	4,422
	6,700	43,166

其他收入淨額

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
遠期外滙合同收益/(虧損)淨額	**7,006**	(693)
匯兑收益/(虧損)淨額	**8,116**	(16)
交易證券的已變現及未變現收益淨額	**–**	1,552
出售一間聯營公司收益	**–**	1,061
註銷一間附屬公司收益	**–**	829
其他	**277**	–
	15,399	2,733

附註: 截至2009年6月30日止6個月的補貼主要為中華人民共和國(「中國」)地方政府機關授予一間附屬公司中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的補貼,以支持其對金屬工業發展的持續貢獻。

未經審核中期財務報告附註(續)

(除另有所指外，以港幣列示)

5. 除稅前溢利

除稅前溢利已扣除／(計入)：

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
(a) 融資成本：		
須於5年內全數償還銀行預付及其他借款利息	**2,866**	4,072
關連公司借款利息	**908**	—
直接控股公司借款利息	**—**	81
	3,774	4,153
(b) 員工成本：		
定額退休供款計劃之供款淨額	**3,404**	3,060
股權結算以股份為基礎的開支	**321**	348
薪金、工資及其他福利	**51,537**	39,229
	55,262	42,637
(c) 其他項目：		
土地租賃費攤銷	**1,672**	1,527
折舊	**41,989**	41,023
有關物業租賃的經營租賃費用	**2,804**	1,712
應佔聯營公司税項*(附註)*	**7,436**	(449)
投資物業應收租金減直接費用905,000元(2009年6月30日：1,069,000元)	**(12,624)**	(12,044)

附註：在中國成立及經營的聯營公司的所得税，是以該公司所在的中國相關省份的適用所得税率計算。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

6. 綜合損益表內的所得稅

綜合損益表所列的稅項為:

	附註	截至6月30日止6個月 2010年 千元	 2009年 千元
本期稅項－香港利得稅準備			
本期按稅率16.5%(2009年:16.5%)估計應評稅溢利的香港利得稅準備		**5,702**	5,530
以往年度之準備少提		**–**	2,023
		5,702	7,553
本期稅項－中國			
本期稅項		**25,103**	417
以往年度之準備多提	*(iv)*	**(13,027)**	–
		12,076	417
遞延稅項			
暫時性差異產生及轉回		**13,795**	9,616
	(i)	**31,573**	17,586

附註:

(i) *2010年香港利得稅準備是於截至2010年6月30日止6個月採用估計年度有效稅率16.5%(2009年:16.5%)計算。同樣地,在中國成立及經營的附屬公司的所得稅,是以適用於該等公司所在的中國相關省份或經濟特區的估計年度有效稅率計算。*

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

6. 綜合損益表內的所得税(續)

綜合損益表所列的税項為:(續)

附註:(續)

(ii) *根據中國企業所得稅法(「新稅法」),中國企業所得稅標準稅率為25%,於2008年1月1日起生效。此外,中國國務院於2007年12月26日通過實施細則(「實施細則」),列載現時所得稅優惠稅率將會如何調整至標準稅率25%的詳情。根據實施細則,本集團某些中國附屬公司的所得稅稅率從2008年起於5年過渡期內逐步變更至標準稅率25%。寬減稅項的詳情在以下的附註披露。*

(iii) *中粵浦項為一間於2007年3月16日新稅法通過前已在中國成立的外商投資企業,該司已申請自2008年起可享有稅務優惠 — 首兩年為免稅及第3至5年所得稅率減半。中粵浦項從稅務機關口頭通知知悉已得到其批准,但截至本中期財務報告發出之日,仍未收到任何正式的批准文件。董事相信中粵浦項可享有此稅務優惠,因此,於以往期間並無計提任何稅項準備。2010年所得稅準備是以截至2010年6月30日止6個月的應納稅利潤按11%(即過渡期稅率22%的50%)的稅率計算。*

(iv) *金額為關於以往年度的多提中國所得稅準備之回撥。*

(v) *根據新稅法,中國附屬公司及聯營公司向於香港成立的投資者所宣派的股息須按5%繳納扣繳稅。*

根據國家稅務機關刊發的財稅(2008)1號,中國公司截至2007年12月31日止未分派的溢利將於未來派發時豁免繳付扣繳稅。

於2009年6月30日及2009年12月31日,由於本公司控制中國附屬公司的股息政策及已決定中國附屬公司於可見未來不會派發溢利,因此,本集團並沒有計提與中國附屬公司未分派溢利有關的扣繳稅準備。

於本期間,本公司重新評估中國附屬公司分派溢利的時間安排,並決定於可見未來將派發溢利,因此,於2010年6月30日,計提了與中國附屬公司2008年1月1日至2010年6月30日未分派溢利有關的扣繳稅準備。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

7. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利136,128,000元(2009年6月30日:83,121,000元)及於期內已發行普通股加權平均數905,785,000股(2009年6月30日:905,603,000股)計算,其股數計算如下:

普通股加權平均股數

	截至6月30日止6個月	
	2010年	2009年
	千股	千股
於1月1日已發行普通股	**905,723**	905,603
行使購股權的影響(*附註14(b)*)	**62**	—
普通股加權平均股數	**905,785**	905,603

(b) 每股攤薄盈利

截至2010年6月30日止期間的每股攤薄盈利是按照本公司普通股股權持有人應佔溢利136,128,000元及普通股加權平均數909,767,000股計算,其股數計算如下:

普通股加權平均股數(攤薄)

	截至6月30日止6個月	
	2010年	2009年
	千股	千股
用作計算每股基本盈利的普通股加權平均股數	**905,785**	905,603
根據本公司股票期權計劃下被視作以零代價發行普通股的影響(*附註14(b)*)	**3,982**	—
普通股加權平均股數(攤薄)	**909,767**	905,603

截至2009年6月30日止6個月,由於潛在普通股並無任何攤薄影響,每股攤薄盈利的金額與每股基本盈利相同。

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8. 固定資產

(a) 購置

於2010年6月30日止6個月,本集團購置物業、廠房及設備的成本為6,289,000元(2009年6月30日:18,484,000元)。

(b) 投資物業

於2010年月6月30日,位於香港的投資物業是由一所獨立測量師行 — 威格斯資產評估顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估。位於中國的投資物業是由中國註冊獨立測量師行 — 廣東財興資產評估土地房地產估價有限公司或秦皇島正揚資產評估事務所按公開市值基準重估。根據重估,374,000元(2009年6月30日:12,267,000元)的收益淨額及相關遞延税項72,000元(2009年6月30日:2,668,000元)已包括在綜合損益表中。

位於香港的投資物業已作抵押以取得160,000,000元(2009年12月31日:160,000,000元)的銀行借款(附註13(a)(iii))。

(c) 租賃

本集團根據經營租賃租出投資物業。該等租賃初期為1至28年,可於期滿後重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團持作經營租賃用途的投資物業的賬面值總額為284,610,000元(2009年12月31日:282,420,000元)。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

9. 存貨

於綜合資產負債表內的存貨包括:

	於2010年 6月30日 千元	於2009年 12月31日 千元
原材料、零備件及消耗品	**97,958**	104,405
在產品	**20,817**	14,980
製成品	**132,085**	81,033
	250,860	200,418

根據管理層對存貨可變現淨值的評估,期內並沒有按估計可變現淨值計提的存貨降值款額(2009年6月30日:5,500,000元)。

10. 業務及其他應收款項、訂金及預付款

	於2010年 6月30日 千元	於2009年 12月31日 千元
業務應收款項	**100,498**	65,127
應收票據	**224,704**	296,419
其他應收款項、訂金及預付款	**97,895**	100,977
應收一間聯營公司款項	**15,467**	17,510
應收一間關連公司款項(*附註*)	**38,079**	22,928
衍生金融工具	**8,760**	3,595
	485,403	506,556

附註: 金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

10. 業務及其他應收款項、訂金及預付款(續)

包括在業務及其他應收款項、訂金及預付款中的業務應收款項、應收票據及應收一間關連公司業務款項(減呆壞賬準備淨額)之賬齡分析如下:

	於2010年 6月30日 千元	於2009年 12月31日 千元
本期	**361,350**	381,291
逾期少於1個月	**727**	799
逾期1至3個月	**1,197**	1,557
逾期多於3個月但少於12個月	**7**	827
逾期金額	**1,931**	3,183
	363,281	384,474

於截至2010年及2009年6月30日止6個月內,並沒有任何與業務及其他應收款項、訂金及預付款有關的重大的減值準備被確認或回撥。

本集團通常向馬口鐵業務客戶收取訂金、預付款、票據或信用證,並對所有超過若干信貸金額的客戶進行信貸評估。業務應收款項通常從賬單日期起30日內到期,而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。食品貿易業務的信貸期通常介乎1至2個月。鮮活食品經銷業務的信貸期通常少於1個月,本集團會要求某些客戶提供現金按金或由其他方提供的財務擔保。本集團的物業租賃業務則要求租客預付1個月租金及提供租金按金。一般而言,本集團債務人結餘到期超過1個月須全數償付未償還結餘後,方會獲授任何進一步的信貸。

未經審核中期財務報告附註（續）

（除另有所指外，以港幣列示）

11. 現金及現金等價物

現金及現金等價物的結餘分析如下：

	於2010年 6月30日 千元	於2009年 12月31日 千元
銀行定期存款	**358,813**	237,578
銀行存款及現金	**358,625**	143,383
於綜合資產負債表內的現金及現金等價物	**717,438**	380,961
已抵押的銀行存款*（附註13(a)(ii)）*	**(311,929)**	(246,018)
於簡明綜合現金流量表內的現金及現金等價物	**405,509**	134,943

12. 業務及其他應付款項

包括在業務及其他應付款項中的業務應付款項及應付一間關連公司業務款項，其賬齡分析如下：

	於2010年 6月30日 千元	於2009年 12月31日 千元
1個月內或接獲通知時到期	**102,780**	108,475

業務及其他應付款項包括與以下關連人士的結餘：

	於2010年 6月30日 千元	於2009年 12月31日 千元
應付直接控股公司款項	**34**	—
應付一間同母系附屬公司款項	**23,250**	23,250
應付一間關連公司款項*（附註）*	**53,489**	64,448

附註：　金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應付款項結餘。

未經審核中期財務報告附註(續)

(除另有所指外，以港幣列示)

13. 借款

		附註	於2010年 6月30日 千元	於2009年 12月31日 千元
(a)	銀行借款			
	一 無抵押	*(i), (iv)*	**128,453**	—
	一 以銀行存款作抵押	*(ii)*	**306,181**	230,940
	一 以投資物業作抵押	*(iii), (iv)*	**160,000**	160,000
			594,634	390,940

於2010年6月30日，銀行借款須償還如下：

	於2010年 6月30日 千元	於2009年 12月31日 千元
1年內或接獲通知時到期	**517,634**	230,940
1年後但2年內	**77,000**	160,000
	594,634	390,940

附註：

(i) *包括在無抵押銀行借款內有77,000,000元(2009年12月31日：零元)借款由本公司作擔保及受制於某些借款條款(附註13(a)(iv))。*

(ii) *此等借款以銀行存款311,929,000元(2009年12月31日：233,035,000元)作抵押。*

(iii) *此等借款由本公司作擔保，並提供位於香港的投資物業作抵押，該投資物業的賬面值為97,800,000元(2009年12月31日：95,885,000元)。*

未經審核中期財務報告附註(續)

(除另有所指外，以港幣列示)

13. 借款(續)

(a) 銀行借款(續)

附註：(續)

(iv) 根據貸款協議，倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求，即時償還尚未償還借款及所有應計利息。

另外，此等借款取決於履行與本集團某些資產負債表及損益表比率有關的條款，此等條款為財務機構常用的貸款安排；如本集團違反有關條款，有關借款將會於接獲銀行通知時到期。本集團定期地監察有否遵守此等條款。截至2010年6月30日止，本集團並無違反任何與銀行借款有關的條款。

	於2010年 6月30日 千元	於2009年 12月31日 千元
(b) 關連公司借款	**79,560**	79,560

此等借款是由本集團一間非全資附屬公司向其少數股東的一間關連公司提取的。此等借款為無抵押，年利率為3個月倫敦銀行同業拆息加2%，並須於2010年9月7日或2010年10月14日償還。本集團亦按其股權比例向該非全資附屬公司提供154,440,000元(2009年12月31日：154,440,000元)借款。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

14. 股本、儲備及股息

(a) 股息

(i) 於中期期間後宣佈派發歸屬於中期期間應付本公司股權持有人之股息

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
於中期期間後宣佈派發之中期股息每股普通股3.0仙(2009年6月30日:每股普通股1.5仙)	**27,178**	13,586

於結算日後建議派發之中期股息並未於結算日確認為負債。

(ii) 於中期期間批准及派付歸屬於前一財政年度應付本公司股權持有人股息

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
於隨後中期期間批准及派付歸屬於前一財政年度之末期股息每股普通股3.0仙(2009年6月30日:每股普通股1.5仙)	**27,178**	13,584

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14. 股本、儲備及股息(續)

(b) 股權結算以股份為基礎的交易

於截至2010年6月30日止6個月內,有購股權以332,000元的代價行使,以認購本公司普通股200,000股(2009年6月30日:零股),其中100,000元計入股本,而餘額232,000元則計入股份溢價賬。而58,000元則根據本集團的會計政策從資本儲備 — 購股權轉到股份溢價賬。該等200,000股普通股,每股面值0.5元,與公司現時普通股在各方面享有同等權益。

於截至2010年6月30日止6個月內,並無購股權到期或失效(2009年6月30日:1,500,000份購股權到期及1,080,000份購股權失效)。

於2010年6月30日,未行使購股權為12,700,000份(2009年12月31日:12,900,000份),加權平均行使價為1.098元(2009年12月31日:1.106元)。

15. 退休福利計劃

本集團根據香港強制性公積金計劃條例,為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有,並由一名獨立受託人管理。根據強積金計劃,本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款,而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至2010年6月30日止6個月,計入綜合損益表的本集團退休金費用為3,404,000元(2009年6月30日:3,450,000元)。期內,沒有退還的沒收供款(2009年6月30日:390,000元)。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

16. 承擔

(a) 於2010年6月30日,未償付而又未在中期財務報告內提撥準備的資本承擔如下:

	於2010年 6月30日 千元	於2009年 12月31日 千元
已訂約	**14,169**	6,404
已授權但未訂約	**17,866**	16,709
	32,035	23,113

(b) 於2010年6月30日,根據不可解除的物業經營租賃在日後應付的最低租賃款項總數如下:

	於2010年 6月30日 千元	於2009年 12月31日 千元
1年內	**2,268**	2,158
1年後但5年內	**366**	869
	2,634	3,027

本集團根據經營租賃租用多項物業。租賃初期為期1至3年,期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於2010年6月30日,本公司已承諾提供6,489,000元(2009年12月31日:6,489,000元)資金予本集團一間聯營公司。

未經審核中期財務報告附註(續)

(除另有所指外，以港幣列示)

17. 重大關連方交易

除在本中期財務報告的其他地方所披露的交易及結餘外，本集團進行以下重大的關連方交易：

(a) 與關連方的交易

期內，依董事認為對本集團而言屬重大的關連方交易如下：

	附註	截至6月30日止6個月 **2010年** **千元**	 2009年 千元
銷售貨品予關連公司	*(i)*	**325,601**	249,584
佣金費用應付予一間關連公司	*(i),(ii)*	**4,169**	3,307
技術指導服務費應付予一間關連公司	*(i)*	**445**	–
採購貨品自			
–一間聯營公司		**663**	513
–關連公司	*(i)*	**545,677**	376,517

附註：

(i) *關連公司是指本集團一間非全資擁有附屬公司的少數股東 — 株式會社POSCO及其附屬公司。*

(ii) *有關提供予本集團出口分銷服務的佣金費用，費用按海外客戶應付的合同價格的1.5%計算。*

(iii) *與關連人士的結餘包括在綜合資產負債表內的應收／應付有關人士的款項。除在附註10及12所披露與關連公司的業務結餘(其結餘根據正常貿易條款結算)及在附註13(b)所披露的關連公司借款外，該等結餘乃免抵押、免息及無固定償還條款。*

未經審核中期財務報告附註(續)

(除另有所指外，以港幣列示)

17. 重大關連方交易(續)

(b) 與中國其他國有企業的交易

本集團為一間國有企業及現時在與中國政府直接或間接控制的企業所支配(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

除本中期財務報告的其他地方所披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

- 銷售和採購商品和輔助原料；
- 提供及接受勞務；
- 資產租賃；
- 購置物業、廠房及設備；及
- 籌借資金。

本集團在日常業務過程中進行該等交易，該等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在中期財務報告內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連方交易。

未經審核中期財務報告附註(續)

(除另有所指外,以港幣列示)

17. 重大關連方交易(續)

(c) 主要管理人員酬金

主要管理人員(包括支付本公司董事的金額)的酬金如下:

	截至6月30日止6個月	
	2010年	2009年
	千元	千元
短期僱員福利	**2,031**	1,414
離職福利	**329**	263
股份報酬福利	**174**	200
	2,534	1,877

18. 訴訟

2009年10月,中國某一第三方在廣州市荔灣法院向本集團的一間附屬公司提出起訴,索償其指稱此附屬公司所欠貨款約人民幣2,060,000元(相等於2,361,000元)及違約金約人民幣5,376,000元(相等於6,163,000元)。經此附屬公司提出管轄權異議,廣州市法院已裁定將案件移送中山市法院審理,截至本中期財務報告發出之日,法院訴訟程序仍在進行中。

該中國第三方於過往年度亦曾就該事宜提出訴訟,但最終被駁回起訴。根據目前資料,本集團認為由於出現不利結果的可能性很低,不擬就該索償於中期財務報告內計提任何撥備。

19. 期後事項

於2010年7月5日,本公司根據本公司於2008年12月29日採納之股票期權計劃,向本公司若干合資格人士(包括董事及其他僱員)授出15,210,000份購股權,以認購合共15,210,000股本公司每股面值0.50元之普通股。

購股權的行使價為每股1.45元。待符合本集團及合資格參與者之表現條件,由購股權授出日期起2年、3年、4年及5年後分別歸屬40%、30%、10%及20%。購股權可自授出日期起計5.5年內行使。

補充資料

董事的證券權益及淡倉

於2010年6月30日，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊中；或(iii)根據於《聯交所證券上市規則》(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)知會本公司及聯交所如下：

於本公司的權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／ 權益性質	持有普通股數目	好倉／淡倉	持有權益 百分比約數
				(附註)
梁　江	個人	780,000	好倉	0.086%
李　力	個人	1,417,000	好倉	0.156%
Gerard Joseph McMahon	個人	300,000	好倉	0.033%
譚惠珠	個人	200,000	好倉	0.022%
李嘉強	個人	100,000	好倉	0.011%

附註：持有權益百分比約數乃按於2010年6月30日本公司之已發行股份905,923,285股普通股為計算基準。

補充資料(續)

(B) 於普通股購股權的權益(好倉)

(i) 於2004年6月11日採納之股票期權計劃(「2004年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2010年1月1日	於期內授出	於期內行使	於期內註銷/失效	於2010年6月30日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
梁 江	2,000,000	–	–	–	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	–
譚云標	2,000,000	–	–	–	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	–
羅蓄郁	200,000	–	–	–	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	–
Gerard Joseph McMahon	200,000	–	200,000	–	–	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	1.59
李嘉強	200,000	–	–	–	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	–

有關上述根據2004年股票期權計劃授出的購股權之附註:

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於該日前之營業日的營業時間結束時終止。

(ii) 於2008年12月29日採納之股票期權計劃(「2008年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2010年1月1日	於期內授出	於期內行使	於期內註銷/失效	於2010年6月30日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
梁 江	2,150,000	–	–	–	2,150,000	30.12.2008	–	0.75	0.74	–
譚云標	1,200,000	–	–	–	1,200,000	30.12.2008	–	0.75	0.74	–
侯卓冰	1,000,000	–	–	–	1,000,000	30.12.2008	–	0.75	0.74	–
宋咸權	900,000	–	–	–	900,000	30.12.2008	–	0.75	0.74	–

補充資料(續)

有關上述根據2008年股票期權計劃授出的購股權之附註：

(a) 所有購股權之購股權期限為自授出日期起計5.5年內有效。

(b) 任何購股權只於已歸屬後在購股權期限內行使。

(c) 以下為購股權之一般歸屬比例：

日期	歸屬比例
授出購股權日期後兩年當日	40%
授出購股權日期後三年當日	30%
授出購股權日期後四年當日	10%
授出購股權日期後五年當日	20%

(d) 購股權的歸屬亦取決於能否達成本公司董事會(「董事會」)在授出購股權時所決定及於授出要約內列明的有關表現目標。

(e) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日之前	10%
授出購股權日期後一年當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

(iii) 期內未行使之購股權的變動表之附註：

* 如進行供股或派發紅股或本公司股本有其他類似變動，購股權之行使價須予調整。

** 本公司普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。

本公司普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者合計行使購股權前一天股份在聯交所之加權平均收市價。

補充資料(續)

於粵海投資有限公司的權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
侯卓冰	個人	32,000	好倉	0.001%

附註:持有權益百分比約數乃按於2010年6月30日粵海投資有限公司(「粵海投資」)之已發行股份6,213,938,071股普通股為計算基準。

(B) 於普通股購股權的權益(好倉)

董事姓名	購股權數目 於2010年1月1日	於期內授出	於期內行使	於期內註銷/失效	於2010年6月30日	購股權授出日期	授出購股權之總代價	購股權行使價^Δ	緊接授出日期前之普通股價格^ΔΔ	緊接行使日期前之普通股價格^ΔΔ
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
黃小峰	5,700,000	–	–	–	5,700,000	24.10.2008	–	1.88	1.73	–

有關上述根據粵海投資於2008年10月24日採納之股票期權計劃授出的購股權之附註:

(a) *所有購股權之購股權期限為自授出日期起計5.5年內有效。*

(b) *任何購股權只於已歸屬後在購股權期限內行使。*

(c) *以下為購股權之一般歸屬比例:*

日期	*歸屬比例*
授出購股權日期後兩年當日	*40%*
授出購股權日期後三年當日	*30%*
授出購股權日期後四年當日	*10%*
授出購股權日期後五年當日	*20%*

(d) *購股權的歸屬亦取決於能否達成粵海投資之董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。*

補充資料(續)

(e) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日之前	10%
授出購股權日期後一年當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

Δ 如進行供股或派發紅股或粵海投資之股本有其他類似變動，購股權之行使價須予調整。

ΔΔ 粵海投資之普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。

粵海投資之普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者合計行使購股權前一天股份在聯交所之加權平均收市價。

於金威啤酒集團有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
羅蕃郁	個人	86,444	好倉	0.005%

附註：持有權益百分比約數乃按於2010年6月30日金威啤酒集團有限公司(「金威啤酒」)之已發行股份1,711,536,850股普通股為計算基準。

於粵海制革有限公司的權益及淡倉

於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
羅蕃郁	個人	70,000	好倉	0.013%

附註：持有權益百分比約數乃按於2010年6月30日粵海制革有限公司(「粵海制革」)之已發行股份537,619,000股普通股為計算基準。

補充資料(續)

除上述所披露者及由董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於2010年6月30日，本公司的董事或最高行政人員概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券擁有任何權益或淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有的權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊；或(iii)根據標準守則知會本公司及聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使本公司董事或彼等之配偶或18歲以下子女，透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

主要股東權益

於2010年6月30日，據本公司任何董事及最高行政人員所知，下列人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中的權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	持有權益百分比約數
			(附註1)
廣東粵海控股有限公司(「粵海控股」)*(附註2)*	537,198,868	好倉	59.30%
粵海控股集團有限公司(「香港粵海」)	537,198,868	好倉	59.30%

附註：

1. *持有權益百分比約數乃按於2010年6月30日本公司之已發行股份905,923,285股普通股為計算基準。*

2. *粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。*

除上述所披露者外，於2010年6月30日，據本公司董事及最高行政人員所知，概無其他人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中的權益或淡倉。

補充資料(續)

股票期權計劃

於2004年6月11日，本公司採納2004年股票期權計劃，使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止於2001年8月24日採納的股票期權計劃(「2001年股票期權計劃」)。在2004年6月11日前根據2001年股票期權計劃已授出的購股權仍然有效直至失效為止。

於2008年12月29日，本公司終止2004年股票期權計劃，並採納2008年股票期權計劃，旨在激勵經選定的僱員、行政人員及董事為本集團作出貢獻，並為本公司提供靈活途徑，以挽留、激勵、獎勵、酬賞、補償該等僱員、行政人員及董事及／或向該等僱員、行政人員及董事提供福利，或作董事會可能不時批准之其他用途。於2004年股票期權計劃終止後，將不再授出購股權，惟其任何條文仍然全面有效，在2004年股票期權計劃終止前已授出的所有現有購股權應繼續有效，並可根據2004年股票期權計劃行使。

期內，根據2004年股票期權計劃，有200,000份購股權獲行使，並無購股權被註銷或失效。

期內，根據2008年股票期權計劃，並無購股權獲行使、被註銷或失效，亦無授出購股權。

於2010年6月30日，本公司尚有仍未行使的購股權賦予持有人可分別根據2004年股票期權計劃及2008年股票期權計劃認購4,850,000及7,850,000股本公司股份。

於2010年6月30日，除載於第41及42頁「於普通股購股權的權益(好倉)」所披露者外，本公司若干僱員及其他參與者擁有根據2004年股票期權計劃和2008年股票期權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。

(i) 2004年股票期權計劃

類別	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2010年1月1日	於期內授出	於期內行使	於期內註銷／失效	於2010年6月30日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
僱員	450,000	–	–	–	450,000	09.03.2006	1	09.06.2006至08.03.2016	1.66	1.61	–

有關上述根據2004年股票期權計劃授出的購股權之附註：

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。*

補充資料(續)

(ii) 2008年股票期權計劃

類別	購股權數目 於2010年 1月1日	於期內 授出	於期內 行使	於期內 註銷/失效	於2010年 6月30日	購股權 授出日期	授出購股權 之總代價	購股權 行使價*	緊接授出 日期前之 普通股 價格**	緊接行使 日期前之 普通股 價格**
						(日.月.年)	港元	港元 (每股)	港元 (每股)	港元 (每股)
僱員	2,600,000	–	–	–	2,600,000	30.12.2008	–	0.75	0.74	–

2008年股票期權計劃之附註載於本報告第42頁「董事的證券權益及淡倉」一節中「有關上述根據2008年股票期權計劃授出的購股權之附註」。

(iii) 按2004年股票期權計劃和2008年股票期權計劃,期內未行使之購股權的變動表之附註載於本報告第42頁「董事的證券權益及淡倉」一節中「(iii)期內未行使之購股權的變動表之附註」。

企業管治及其他資料

企業管治常規守則

本公司於截至2010年6月30日止六個月內,一直採納上市規則附錄十四所載之《企業管治常規守則》(「企業管治守則」)之原則,並遵守企業管治守則之守則條文。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢後,所有董事確認彼等於截至2010年6月30日止六個月內均已遵守標準守則所載之規定標準。

董事會

現時董事會由四名執行董事(梁江先生、李力先生、譚云標先生及宋咸權先生)、三名非執行董事(黃小峰先生、羅蕃郁先生及侯卓冰小姐)及三名獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。

補充資料(續)

董事會負責領導及控制本公司，並監察本集團之業務、決策及表現。董事會授予管理層權力及責任以管理本集團之日常事務。董事具體授權管理層處理重大企業事宜，包括編製中期報告、年報和公告予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序，以及遵守有關法定及監管規定、規則與規例。

董事簡介

梁江先生，57歲，於2002年1月獲委任為本公司執行董事兼主席，現時亦擔任兩間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)董事長。彼亦為香港粵海常務董事。於2009年2月，梁先生獲委任為粵海控股副總經理。香港粵海及粵海控股分別為本公司的直接控股股東及最終控股股東。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省湛江市及佛山市政府工作，亦曾任廣東省高明縣縣長、縣委書記及高明市市委書記。梁先生於1997年10月至2000年3月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，彼曾任粵海資產管理有限公司(「粵海資產」)董事長及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為香港粵海的附屬公司。

李力先生，54歲，於2010年4月獲委任為本公司執行董事兼副主席，現時亦擔任附屬公司廣南行有限公司董事長。李先生於中國中山大學及中國華南師範大學專科畢業。於2000年5月至2002年7月，李先生曾擔任本公司的常務副主席。由2008年1月至2009年6月，彼亦為本公司的執行董事兼副主席。李先生自1986年至1998年曾在廣東省對外經濟貿易委員會工作，並於1995年出任廣東省對外經濟貿易委員會經貿管理處副處長。自1998年9月起，李先生出任澳門南粵食品水產有限公司(「南粵食品」)及澳門南粵鮮活商品批發市場有限公司(「南粵鮮活商品」)總經理，並由2001年6月起擔任該兩間公司之董事長。由2004年11月起，李先生同時擔任南粵聯豐貿易有限公司(「南粵聯豐」)之董事長。於2010年3月16日，李先生不再為南粵食品、南粵鮮活商品及南粵聯豐之董事長。該三間公司均在中國澳門特別行政區註冊成立。

譚云標先生，46歲，於2004年2月獲委任為本公司執行董事兼總經理。此外，彼現時亦擔任中粵馬口鐵及中粵浦項的董事。譚先生於中國華南農業大學畢業，於1984年至1988年期間在中國中山市政府工作。譚先生於1988年起加入中山山海實業有限公司(「山海實業」)及中粵馬口鐵，於1997年擢升為董事兼副總經理，並於2001年起擔任該兩間公司董事兼總經理。於2009年年底，山海實業被中粵馬口鐵吸收合併。

補充資料(續)

宋咸權先生，36歲，於2008年4月獲委任為本公司執行董事兼財務總監。彼於2008年6月至2009年4月擔任本公司之公司秘書。彼現時亦擔任中粵馬口鐵之董事。宋先生畢業於香港大學，持有工商管理學士學位，在核數、會計和企業重組等方面擁有豐富經驗。彼為香港會計師公會和英國特許公認會計師公會資深會員，亦為香港特許秘書公會和英國特許秘書及行政人員公會資深會員。宋先生曾於一間主要國際會計師行任職逾10年。在加入本公司前，宋先生擔任粵海投資助理財務總監。

黃小峰先生，51歲，於2008年10月獲委任為本公司非執行董事。黃先生畢業於中國華南師範大學，持有歷史學學士學位。彼亦持有中國中山大學公共行政管理碩士學位。黃先生於1987年至1999年期間在廣東省委辦公廳曾擔任不同職務。1999年至2003年先後任中國廣州市委辦公廳副主任及中國廣州市委副秘書長。2003年至2008年先後任廣東省政府辦公廳副主任及廣東省政府副秘書長。黃先生於2008年4月獲委任為粵海控股董事及副總經理，之後再獲委任為香港粵海常務董事及副總經理，並於2009年2月出任為粵海控股及香港粵海總經理。彼亦於2008年6月及10月分別獲委任為粵海投資及金威啤酒非執行董事。粵海投資及金威啤酒均為本公司之同系附屬公司。粵海投資及金威啤酒之普通股於聯交所上市。

羅蕃郁先生，55歲，於2000年5月獲委任為本公司非執行董事，現為香港粵海董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革非執行董事。羅先生於1987年加入粵海企業(集團)有限公司(「粵海企業」)，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

侯卓冰小姐，49歲，於2006年8月獲委任為本公司非執行董事，現時亦擔任中粵浦項的董事。彼於2000年5月至2002年7月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於1988年加入粵海企業財務部，於2000年8月至2002年7月曾擔任香港粵海財務部總經理。其後，侯小姐出任廣東天河城(集團)股份有限公司董事兼財務總監，直至2006年7月起分別出任粵海控股及香港粵海財務部總經理。

補充資料(續)

Gerard Joseph McMAHON先生，66歲，於1999年6月獲委任為本公司獨立非執行董事。直至1996年年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，自1997年起，先後擔任香港、印尼及澳洲多間上市公司的非執行董事。現時，McMahon先生為Oriental Technologies Investment Limited(一間於澳洲證券交易所上市的公司)之董事長及審核委員會主席。彼亦為Indonesian Investment Fund Limited(一間於愛爾蘭證券交易所上市的公司)的董事長及非執行董事。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，64歲，於1999年6月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。其公職包括中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。譚小姐亦為廉政公署審查貪污舉報諮詢委員會委員及廉政公署保護證人覆核委員會小組成員。

李嘉強先生，57歲，於1999年6月獲委任為本公司獨立非執行董事。彼現為一間管理服務公司之總裁，曾任法國巴黎百富勤融資有限公司董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

董事酬金的變動

自2010年1月1日開始，梁江先生、譚云標先生及宋咸權先生的年酬金(包括基本薪金、津貼及其他福利)分別約為540,000港元、410,000港元及980,000港元。

除上述所披露者外，概無其他資料須根據上市規則第13.51B(1)條予以披露。

審核委員會

本公司於1999年成立審核委員會(「審核委員會」)，其職權範圍符合企業管治守則。審核委員會成員由三位獨立非執行董事Gerard Joseph McMahon先生(審核委員會主席)、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責其中包括審閱本公司之財務報告是否完整、準確及公平，並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議，於截至2010年6月30日止六個月內共舉行三次會議。

補充資料(續)

薪酬委員會

本公司於1999年成立薪酬委員會(「薪酬委員會」),其職權範圍符合企業管治守則。薪酬委員會成員由三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生(薪酬委員會主席)組成。薪酬委員會之主要職責其中包括就本公司董事及高級管理人員的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務應付的賠償。

於截至2010年6月30日止六個月內,薪酬委員會舉行過一次會議研究有關事宜。

提名委員會

本公司於2005年成立提名委員會(「提名委員會」),其職權範圍符合企業管治守則。提名委員會成員由董事會主席梁江先生(提名委員會主席)及三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責其中包括物色合適及合資格人選成為董事會成員,並就董事委任及重新委任向董事會提出推薦建議。

於截至2010年6月30日止六個月內,提名委員會舉行過一次會議研究有關事宜。

審閱中期業績

審核委員會已審閱本集團截至2010年6月30日止六個月之未經審核中期財務報告及中期報告。此外,本公司之核數師畢馬威會計師事務所亦已審閱上述未經審核中期財務報告。

購買、出售及贖回上市證券

於截至2010年6月30日止六個月內,本公司或其任何附屬公司並無購買、出售或贖回本公司任何於聯交所上市的證券。

補充資料(續)

根據上市規則第13.21條作出之披露

於2008年1月25日，本公司的全資附屬公司與兩間銀行(「貸款人」)訂立了融資協議(「2008年融資協議」)，獲得本金金額最高達480,000,000港元之有期貸款融資，其中已於2009年償還320,000,000港元。根據2008年融資協議，倘香港粵海不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求即時償還尚未償還之借款及所有應計利息。

於2010年6月14日，本公司的全資附屬公司與一間銀行(「貸款人」)訂立了融資協議(「2010年融資協議」)，獲得本金金額最高達160,000,000港元之有期貸款融資。根據2010年融資協議，倘香港粵海不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求即時償還尚未償還之借款及所有應計利息。

除上述所披露者外，本公司概無任何根據上市規則第13.21條之其他披露責任。

中期股息

董事會宣佈就截至2010年6月30日止六個月派發中期股息每股3.0港仙(截至2009年6月30日止六個月：每股1.5港仙)。中期股息將於2010年10月27日(星期三)派發予2010年10月8日(星期五)名列本公司股東名冊之股東。

暫停辦理股份過戶登記

本公司的股東名冊將於2010年10月7日(星期四)及2010年10月8日(星期五)暫停登記。在此兩天，暫停辦理股份過戶登記手續。欲獲派發中期股息之股東，必須於2010年10月6日(星期三)下午4時30分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。

承董事會命
主席
梁江

香港，2010年8月27日

Contents

Corporate Information

(as at 27 August 2010)

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors

HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Audit Committee

Gerard Joseph McMAHON *(Chairman)*
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Compensation Committee

LI Kar Keung, Caspar *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria

Nomination Committee

LIANG Jiang *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Company Secretary

LO Wing Suet

Auditors

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
Bank of China Limited, Zhongshan Branch
China Citic Bank Corporation Limited, Guangzhou, Zhongshan Sub-Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch
Bank of China Limited, Qinhuangdao Branch

Registered Office

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone : (852) 2828 3938
Facsimile : (852) 2583 9288
Website : http://www.gdguangnan.com

Share Registrar

Computershare Hong Kong Investor Services Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board Lot	2,000 shares
Financial Year End	31 December

Shareholders' Calendar

Closure of Register of Members	7 October 2010 and 8 October 2010
Interim Dividend	HK 3.0 cents per share
Payment Date	27 October 2010

Financial Highlights

(Expressed in Hong Kong dollars)

Unaudited Financial Highlights

	Six months ended 30 June 2010 $'000	2009 $'000	Change
Turnover	**1,397,946**	1,122,679	+24.5%
Profit from operations	**166,721**	110,734	+50.6%
Profit attributable to shareholders	**136,128**	83,121	+63.8%
Basic earnings per share	**15.03 cents**	9.18 cents	+63.7%
Interim dividend per share	**3.0 cents**	1.5 cents	+100.0%

	At 30 June 2010 $'000	At 31 December 2009 $'000	Change
Total assets	**2,887,200**	2,542,810	+13.5%
Shareholders' equity	**1,715,214**	1,592,775	+7.7%
Net asset value per share[1]	**$1.89**	$1.76	+7.4%
Net (cash)/borrowings[2]	**(43,244)**	89,539	
Gearing ratio[3]	**-2.5%**	5.6%	

Notes:

1. $\frac{\text{Shareholders' equity}}{\text{Number of ordinary shares in issue}}$

2. *Borrowings – cash and cash equivalents*

3. $\frac{\text{Net (cash)/borrowings}}{\text{Shareholders' equity}}$

Business Review, Management Discussion and Analysis, Prospects and Other Information

RESULTS

For the first half of 2010, the unaudited consolidated profit attributable to shareholders was HK$136,128,000, representing an increase of 63.8% from HK$83,121,000 of the corresponding period last year. Basic earnings per share was HK 15.03 cents, an increase of 63.7% from HK 9.18 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors (the "Board") declares the payment of an interim dividend for the six months ended 30 June 2010 of HK 3.0 cents per share (six months ended 30 June 2009: HK 1.5 cents per share).

BUSINESS REVIEW

During the period under review, all business segments of the Group were improving while consolidating. The Group's consolidated turnover was HK$1,397,946,000, representing an increase of HK$275,267,000 or 24.5% from HK$1,122,679,000 of the corresponding period last year. Profit from operations was HK$166,721,000, representing an increase of HK$55,987,000 or 50.6% from HK$110,734,000 of the corresponding period last year. With the recovery in the prices of iron and steel during 2009, the purchase prices of raw materials and the selling prices of tinplate products continued to increase in 2010. Together with the improvement in the quality of blackplates and the value added to the products from the Group's blackplate manufacturing plant in Zhongshan, and the increase in sales volume of the tinplating plant in Qinhuangdao, all these factors contributed to the substantial increase in the gross profit margin of the Group's tinplate products. For the fresh and live foodstuffs business, both turnover and profit from operations grew as compared to the corresponding period last year as a result of the increase in the number of live pigs distributed and the volume of chilled foodstuffs sold. Through the devoted efforts of the management team and the premium quality sources of goods from the major suppliers, the Group actively contributed to maintaining the supply and a stable price for the market. During the period under review, the overall market share in the live pigs import market remained at above 40%. This provided a steady contribution to the earnings of the Group.

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally-renowned iron and steel enterprise. Currently, the annual production capacity of tinplate products and blackplates of the Group are 470,000 tonnes and 150,000 tonnes respectively, of which 220,000 tonnes of tinplate products and 150,000 tonnes of blackplates are from Zhongshan's capacity, whereas 250,000 tonnes of tinplate products are from Qinhuangdao's capacity.

Business Review, Management Discussion and Analysis, Prospects and Other Information (Continued)

In the first half of 2010, the Group produced 156,817 tonnes of tinplate products, represented an increase of 26.0% as compared to the corresponding period last year. Among which, Zhongyue Tinplate and Zhongyue Posco produced 88,435 tonnes and 68,382 tonnes respectively. Besides, the blackplate manufacturing plant of Zhongyue Tinplate produced 65,520 tonnes of blackplates, an increase of 35.6% as compared to the corresponding period last year, providing a steady supply of raw materials (i.e. blackplates) for its production of tinplates. The Group's tinplating plants in the northern and southern China sold 151,429 tonnes of tinplate products, an increase of 12.3% as compared to the corresponding period last year, of which, Zhongyue Tinplate and Zhongyue Posco sold 89,450 tonnes and 61,979 tonnes of tinplate products respectively, a decrease of 0.1% and an increase of 36.9% respectively as compared to the corresponding period last year. Turnover was HK$1,282,293,000, an increase of 25.5% as compared to the corresponding period last year and profit from operations was HK$122,959,000, an increase of HK$46,386,000 or 60.6% as compared to the corresponding period last year. The tinplating business contributed the largest share to the earnings of the Group and accounted for 91.7% and 73.8% of the Group's turnover and profit from operations respectively.

The Group's tinplating business during the year entered into the phase of consolidation with growth. With the recovery in the prices of iron and steel during 2009, the purchase prices of raw materials and the selling prices of tinplate products continued to increase in 2010. In June 2010, the market prices for hot-rolled plates, the primary raw material for the production of blackplates, and the prices of tinplate products decreased. It is expected that the prices of iron and steel products will remain volatile in the second half of the year. During the period, the Group adopted multi-faceted measures. Firstly, the Group adopted a price setting mechanism that aligned more closely to the market price, tightened the control over costs, and timely adjusted the product mix, as well as the pace of purchase, production and sales. In addition, the Group took up a substantial number of projects in technology improvement, including the deployment of Six Sigma methodology in its management as the key tool to improvement of technology and management. As a result, the quality of blackplates and the value added to the products from the Group's blackplate manufacturing plant in Zhongshan was further improved. Product categories were expanded and the further utilisation of production capacity of the blackplate manufacturing plant was facilitated. On the other hand, in order to fully utilise the production capacity and increase the sales volume of the tinplating plant in Qinhuangdao, the Group fully leveraged on resource sharing between the two tinplating plants in the southern and northern China. Synergies were derived from the complementary effect in types of products produced. Endeavours were made to expand overseas market so as to increase exports. The sales volume of Zhongyue Posco increased significantly by 36.9% from the corresponding period last year. The gross profit and gross profit margin of the Group's tinplate products increased substantially during the period, and achieved relatively satisfactory results.

Business Review, Management Discussion and Analysis, Prospects and Other Information (Continued)

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

In the first half of 2010, the turnover of the fresh and live foodstuffs business amounted to HK$102,124,000, representing an increase of 16.0% as compared to the corresponding period last year. Profit from operations was HK$36,998,000, representing an increase of HK$4,241,000 or 12.9% as compared to the corresponding period last year. Both turnover and profit from operations of the fresh and live foodstuffs business grew as compared to the corresponding period last year as a result of the increase in the number of live pigs distributed and the volume of chilled foodstuffs sold. Through continuous optimisation of business workflow, the Group proactively strengthened its communication with suppliers, industry participants and customers. Service standards were enhanced. The Group also actively contributed to maintaining the supply and a stable price for the market and widened its sales channels. The overall market share in the live pigs import market remained at above 40%. This provided a steady contribution to the earnings of the Group. Currently, the Group is actively negotiating with suppliers and customers for further cooperation in order to build up a solid business chain and enhance its competitiveness.

Property Leasing

The Group's leasing properties mainly include the plant and staff dormitories of Zhongyue Tinplate and Zhongyue Posco, and the office units in Hong Kong.

In the first half of 2010, turnover from the property leasing business of the Group was HK$13,529,000, an increase of 3.2% as compared to the corresponding period last year. Profit from operations of leasing properties amounted to HK$8,998,000, an increase of 13.5% as compared to the corresponding period last year. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in the first half of 2009, and net valuation gains on investment properties in the corresponding period last year of HK$12,267,000 were recorded. Net valuation gains on investment properties of HK$374,000 were recorded in the first half of 2010.

Associate

In the first half of 2010, Yellow Dragon Food Industry Co., Limited, an associate of the Group, recorded a sales volume of 211,859 tonnes in its major product, corn starch, representing a decrease of 2.8% as compared with the corresponding period last year. With the substantial rise in the price of the products from last year, turnover amounted to HK$903,561,000, representing an increase of 27.2% and its profit attributable to shareholders amounted to HK$51,418,000 as compared with a loss attributable to shareholders of HK$3,155,000 in the corresponding period last year.

Business Review, Management Discussion and Analysis, Prospects and Other Information (Continued)

FINANCIAL POSITION

As at 30 June 2010, the Group's total assets and total liabilities amounted to HK$2,887,200,000 and HK$1,022,904,000, representing an increase of HK$344,390,000 and HK$204,603,000 respectively when compared with the positions at the end of last year. The net current assets increased from HK$456,595,000 at the end of last year to HK$548,381,000, which was mainly attributable to the proceeds from a two-year bank loan amounting to HK$77,000,000 borrowed in June 2010. The current ratio (current assets divided by current liabilities) decreased from 1.72 as at the end of 2009 to 1.61.

Liquidity and Financial Resources

As at 30 June 2010, the Group maintained cash and cash equivalent balances of HK$717,438,000, including pledged bank deposits of HK$311,929,000. An amount of HK$524,545,000 was denominated in Renminbi and HK$70,318,000 was denominated in United States ("US") Dollars while the remaining balance was denominated in Hong Kong Dollars. Cash and cash equivalent balances increased by 88.3% from the end of 2009, which was mainly attributable to the net cash inflow from operations during the period and proceeds from bank loans.

As at 30 June 2010, the Group's borrowings comprised 1) bank borrowings of HK$594,634,000 (31 December 2009: HK$390,940,000), of which HK$128,453,000 (31 December 2009: HK$Nil) was unsecured, HK$160,000,000 (31 December 2009: HK$160,000,000) was pledged by investment properties in Hong Kong and HK$306,181,000 (31 December 2009: HK$230,940,000) was secured by bank deposits of HK$311,929,000 (31 December 2009: HK$233,035,000); and 2) loans from a related company of HK$79,560,000 (31 December 2009: HK$79,560,000). 35.2% (31 December 2009: 34.0%) of the Group's borrowings was guaranteed by the Company. 88.6% (31 December 2009: 66.0%) of the Group's borrowings was repayable within 1 year, and the remaining balance was repayable within 2 years (31 December 2009: 2 years). All borrowings were subject to annual interest rates ranging from 0.35% to 2.54% (31 December 2009: 0.28% to 2.30%). 47.0% (31 December 2009: 50.9%) of the Group's borrowings bears interest at floating rates. The management pays attention to variations in interest rates.

As at 30 June 2010, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was -2.5% (31 December 2009: 5.6%). The decrease was primarily due to the significant net cash inflow from operations during the period.

On 14 June 2010, the Group entered into a facility agreement (the "Facility Agreement") with The Hongkong and Shanghai Banking Corporation Limited. According to the Facility Agreement, the Group was granted a facility to borrow unsecured loans of HK$160,000,000 for a term of 2 years. The loan bears interest at a floating rate with an interest rate of HIBOR plus 1.0% per annum. Such loan was applied as the working capital for the Group. As at 30 June 2010, a loan of HK$77,000,000 has been drawn by the Group.

Business Review, Management Discussion and Analysis, Prospects and Other Information (Continued)

As at 30 June 2010, the Group's available banking facilities amounted to HK$554,000,000, of which HK$332,557,000 was utilised and HK$221,443,000 was unutilised. 57.8% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral for 28.9% of the Group's banking facilities. Currently, the cash reserves and available banking facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

Capital Expenditure

The Group's capital expenditure in the first half of 2010 amounted to HK$6,289,000 (first half of 2009: HK$18,484,000). It is expected that the capital expenditure for 2010 will be approximately HK$25,000,000, mainly for the technology improvement projects of the blackplate manufacturing plant of Zhongyue Tinplate to further enhance the quality and added value of the blackplates.

Charges on Assets

As at 30 June 2010, certain assets of the Group with an aggregate carrying value of HK$409,729,000 (31 December 2009: HK$341,903,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations are in mainland China and Hong Kong. During the period, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US Dollars, since the majority of the Group's sales and purchases are made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2010, there were forward foreign exchange contracts of US$39,880,000 (equivalent to HK$311,064,000) (31 December 2009: US$30,000,000 (equivalent to HK$234,000,000)) entered into by the Group to hedge against foreign currency loans. In addition, as at 30 June 2010, there were forward foreign exchange contracts of US$30,000,000 (equivalent to HK$234,000,000) (31 December 2009: US$23,000,000 (equivalent to HK$179,400,000)) entered into by the Group to hedge against the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the abovementioned, other borrowings are denominated in the functional currency of the corresponding entities.

Business Review, Management Discussion and Analysis, Prospects and Other Information (Continued)

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2010, the Group had a total of 1,104 full-time employees, an increase of 11 from the end of 2009. 91 of the employees were based in Hong Kong and 1,013 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2010, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted share option scheme to encourage excellent participants to continue their contribution to the Group.

PROSPECTS

Notwithstanding the gradual recovery of global economy and the rapid growth in the economy of mainland being continued to maintain, there are still a number of uncertainties and challenges subsisting in the global economy and the business environment. It is expected that the prices of iron and steel products will remain volatile in the second half of the year. Moreover, the production capacity of iron and steel in China may not be able to be fully absorbed in the short term. Competition in the market will become more intense. In adhering to the Group's objectives of consolidation and enhancement, as to the tinplating business, the blackplate manufacturing plant in Zhongshan will further enhance the quality of blackplates and the value added to the products, while the tinplating plant in Qinhuangdao will fully utilise the comparative advantages established in product types. The two tinplate production bases in the northern and southern regions will capture the beneficial opportunities arising from a relatively abundant supply of primary raw materials, which will ramp up production as much as practicable and seek to achieve scale of economies. As to the fresh and live foodstuffs business, the Group will actively capture various business opportunities to build up a solid chain for the fresh and live foodstuffs trading business so as to lay a sound foundation for the sustainable development in future. With our steady financial position and abundant capital resources, the Group will proactively grasp the business opportunities and use its best endeavours to create more value for its shareholders.

Review Report



Review Report to the Board of Directors of Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 11 to 39 which comprises the consolidated balance sheet of Guangnan (Holdings) Limited as of 30 June 2010 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2010 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34, Interim financial reporting.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

27 August 2010

Consolidated Income Statement

for the six months ended 30 June 2010 – unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2010 $'000	Six months ended 30 June 2009 $'000
Turnover	*3*	**1,397,946**	1,122,679
Cost of sales		**(1,177,245)**	(1,000,277)
Gross profit		**220,701**	122,402
Other revenue	*4*	**6,700**	43,166
Other net income	*4*	**15,399**	2,733
Distribution costs		**(27,938)**	(23,325)
Administrative expenses		**(47,256)**	(33,928)
Other operating expenses		**(885)**	(314)
Profit from operations		**166,721**	110,734
Net valuation gains on investment properties	*8(b)*	**374**	12,267
Finance costs	*5(a)*	**(3,774)**	(4,153)
Share of profit/(loss) of associate		**20,567**	(1,262)
Profit before taxation	*5*	**183,888**	117,586
Income tax	*6*	**(31,573)**	(17,586)
Profit for the period		**152,315**	100,000
Attributable to:			
Equity shareholders of the Company		**136,128**	83,121
Non-controlling interests		**16,187**	16,879
Profit for the period		**152,315**	100,000
Earnings per share			
Basic	*7(a)*	**15.03 cents**	9.18 cents
Diluted	*7(b)*	**14.96 cents**	9.18 cents

The notes on pages 18 to 39 form part of this interim financial report. Details of dividends payable to equity shareholders of the Company are set out in note 14(a).

Consolidated Statement of Comprehensive Income

for the six months ended 30 June 2010 – unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Profit for the period	**152,315**	100,000
Other comprehensive income for the period (after taxation):		
Exchange differences on translation of financial statements of subsidiaries and associate outside Hong Kong	**13,997**	606
Reclassification adjustments for amounts transferred to profit or loss:		
– realisation of reserves upon disposal of associate outside Hong Kong	**–**	(1,061)
– realisation of exchange reserves upon deregistration of subsidiary outside Hong Kong	**–**	71
	13,997	(384)
Total comprehensive income for the period	**166,312**	99,616
Attributable to:		
Equity shareholders of the Company	**148,964**	82,693
Non-controlling interests	**17,348**	16,923
Total comprehensive income for the period	**166,312**	99,616

The notes on pages 18 to 39 form part of this interim financial report.

Consolidated Balance Sheet

at 30 June 2010 – unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2010 $'000	At 31 December 2009 $'000
Non-current assets			
Fixed assets			
– Investment properties		**284,610**	282,420
– Other property, plant and equipment		**836,272**	864,613
– Interests in leasehold land held for own use under operating leases		**109,592**	110,655
	8	**1,230,474**	1,257,688
Interest in associate		**203,025**	196,772
		1,433,499	1,454,460
Current assets			
Inventories	9	**250,860**	200,418
Trade and other receivables, deposits and prepayments	10	**485,403**	506,556
Current taxation recoverable		**–**	415
Cash and cash equivalents	11	**717,438**	380,961
		1,453,701	1,088,350
Current liabilities			
Trade and other payables	12	**273,136**	280,309
Bank loans	13(a)	**517,634**	230,940
Loans from a related company	13(b)	**79,560**	79,560
Current taxation payable		**34,990**	40,946
		905,320	631,755
Net current assets		**548,381**	456,595
Total assets less current liabilities		**1,981,880**	1,911,055

Consolidated Balance Sheet (Continued)

at 30 June 2010 – unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2010 $'000	At 31 December 2009 $'000
Non-current liabilities			
Bank loans	*13(a)*	**77,000**	160,000
Deferred tax liabilities		**40,584**	26,546
		117,584	186,546
NET ASSETS		**1,864,296**	1,724,509
Capital and reserves			
Share capital		**452,962**	452,862
Reserves		**1,262,252**	1,139,913
Total equity attributable to equity shareholders of the Company		**1,715,214**	1,592,775
Non-controlling interests		**149,082**	131,734
TOTAL EQUITY		**1,864,296**	1,724,509

The notes on pages 18 to 39 form part of this interim financial report.

Consolidated Statement of Changes in Equity

for the six months ended 30 June 2010 – unaudited

(Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company									
	Note	Share capital $'000	Share premium $'000	Capital reserve-share options $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
Balance at 1 January 2010		452,862	4,480	2,101	184,712	107,440	10,303	830,877	1,592,775	131,734	1,724,509
Changes in equity for the six months ended 30 June 2010:											
Transfer to statutory reserves		–	–	–	–	–	6,043	(6,043)	–	–	–
Exercise of share options	*14(b)*	100	290	(58)	–	–	–	–	332	–	332
Share-based payment expenses for the period		–	–	321	–	–	–	–	321	–	321
Dividends approved in respect of the previous year	*14(a)*	–	–	–	–	–	–	(27,178)	(27,178)	–	(27,178)
Total comprehensive income for the period		–	–	–	12,836	–	–	136,128	148,964	17,348	166,312
Balance at 30 June 2010		452,962	4,770	2,364	197,548	107,440	16,346	933,784	1,715,214	149,082	1,864,296

Consolidated Statement of Changes in Equity (Continued)

for the six months ended 30 June 2010 – unaudited
(Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company										
	Note	Share capital $'000	Share premium $'000	Capital reserve-share options $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
Balance at 1 January 2009		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
Changes in equity for the six months ended 30 June 2009:												
Transfer of reserves upon disposal of associate		–	–	–	–	–	–	1,415	(1,415)	–	–	–
Transfer of reserves upon deregistration of subsidiary		–	–	–	–	–	(233)	233	–	–	–	–
Transfer to statutory reserves		–	–	–	–	–	4,830	(4,830)	–	–	–	–
Share-based payment expenses for the period		–	–	348	–	–	–	–	–	348	–	348
Dividends declared to minority shareholders		–	–	–	–	–	–	–	–	–	(3,920)	(3,920)
Dividends approved in respect of the previous year	*14(a)*	–	–	–	–	–	–	(13,584)	–	(13,584)	–	(13,584)
Total comprehensive income for the period		–	–	–	633	–	–	83,121	(1,061)	82,693	16,923	99,616
Balance at 30 June 2009 and 1 July 2009		452,802	4,423	1,807	183,235	107,440	10,267	746,896	–	1,506,870	125,784	1,632,654
Changes in equity for the six months ended 31 December 2009:												
Transfer to statutory reserves		–	–	–	–	–	36	(36)	–	–	–	–
Exercise of share options		60	57	(27)	–	–	–	–	–	90	–	90
Share-based payment expenses for the period		–	–	321	–	–	–	–	–	321	–	321
Dividends declared in respect of the current year	*14(a)*	–	–	–	–	–	–	(13,586)	–	(13,586)	–	(13,586)
Total comprehensive income for the period		–	–	–	1,477	–	–	97,603	–	99,080	5,950	105,030
Balance at 31 December 2009		452,862	4,480	2,101	184,712	107,440	10,303	830,877	–	1,592,775	131,734	1,724,509

The notes on pages 18 to 39 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2010 – unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2010	2009
	Note	**$'000**	$'000
Cash generated from operations		**168,399**	113,625
Income tax paid		**(22,782)**	(180)
Net cash generated from operating activities		**145,617**	113,445
Net cash generated from/(used in) investing activities		**11,486**	(6,152)
Net cash generated from/(used in) financing activities		**110,937**	(172,543)
Increase/(decrease) in cash and cash equivalents		**268,040**	(65,250)
Cash and cash equivalents at 1 January	*11*	**134,943**	390,443
Effect of foreign exchange rates changes		**2,526**	97
Cash and cash equivalents at 30 June	*11*	**405,509**	325,290

The notes on pages 18 to 39 form part of this interim financial report.

Notes to the Unaudited Interim Financial Report

(Expressed in Hong Kong dollars unless otherwise stated)

1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 27 August 2010.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2010 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2009 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 10.

The financial information relating to the financial year ended 31 December 2009 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2009 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 26 March 2010.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

2. Changes in accounting policies

The HKICPA has issued two revised HKFRSs, a number of amendments to HKFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

- HKFRS 3 (revised 2008), Business combinations
- Amendments to HKAS 27, Consolidated and separate financial statements
- Amendments to HKFRS 5, Non-current assets held for sale and discontinued operations – plan to sell the controlling interest in a subsidiary
- Improvements to HKFRSs (2009)
- HK(IFRIC) 17, Distributions of non-cash assets to owners

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The developments resulted in changes in accounting policies but none of these changes in policy have a material impact on the current or comparative periods, for the following reasons:

- The impact of the majority of the revisions to HKFRS 3, HKAS 27, HKFRS 5 and HK(IFRIC) 17 have not yet had a material effect on the Group's financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination, a disposal of a subsidiary or a non-cash distribution) and there is no requirement to restate the amounts recorded in respect of previous such transactions.
- The impact of the amendments to HKFRS 3 (in respect of recognition of acquiree's deferred tax assets) and HKAS 27 (in respect of allocation of losses to non-controlling interests (previously known as "minority interests") in excess of their equity interest) have had no material impact as there is no requirement to restate amounts recorded in previous periods and no such deferred tax assets or losses arose in the current period.
- As a result of the amendment to HKAS 17, Leases, arising from the "Improvements to HKFRSs (2009)" omnibus standard, the Group has re-evaluated the classification of its interests in leasehold land as to whether, in the Group's judgement, the lease transfers significantly all the risks and rewards of ownership of the land such that the Group is in a position economically similar to that of a purchaser. The Group has concluded that the classification of such leases as operating leases continues to be appropriate.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

3. Turnover and segment reporting

The Group manages its businesses by divisions, which are organised by products and services. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following 3 reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.
- Fresh and live foodstuffs : this segment distributes, sells and purchases fresh and live foodstuffs.
- Property leasing : this segment leases office and industrial premises to generate rental income.

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

- Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.

- Segment assets include all tangible, intangible assets and current assets with the exception of interest in associate and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and borrowings managed directly by the segments.

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

3. Turnover and segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the period is set out below.

For the six months ended 30 June	Tinplating		Fresh and live foodstuffs		Property leasing		Total	
	2010 $'000	2009 $'000	**2010 $'000**	2009 $'000	**2010 $'000**	2009 $'000	**2010 $'000**	2009 $'000
Reportable segment revenue	**1,282,293**	1,021,517	**102,124**	88,049	**13,529**	13,113	**1,397,946**	1,122,679
Reportable segment profit	**122,959**	76,573	**36,998**	32,757	**8,998**	7,928	**168,955**	117,258
Reportable segment assets	**2,250,183**	1,925,397	**103,057**	95,070	**305,969**	302,291	**2,659,209**	2,322,758
Reportable segment liabilities	**925,972**	715,402	**22,082**	30,328	**31,920**	31,077	**979,974**	776,807

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	Six months ended 30 June	
	2010 $'000	2009 $'000
Profit		
Reportable segment profit derived from the Group's external customers	**168,955**	117,258
Unallocated head office and corporate income and expenses	**(2,234)**	(6,524)
Net valuation gains on investment properties	**374**	12,267
Finance costs	**(3,774)**	(4,153)
Share of profit/(loss) of associate	**20,567**	(1,262)
Consolidated profit before taxation	**183,888**	117,586

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

3. Turnover and segment reporting (Continued)

(b) Reconciliations of reportable segment profit or loss, assets and liabilities (Continued)

	At 30 June 2010 $'000	At 31 December 2009 $'000
Assets		
Reportable segment assets	**2,659,209**	2,322,758
Interest in associate	**203,025**	196,772
Unallocated head office and corporate assets	**24,966**	23,280
Consolidated total assets	**2,887,200**	2,542,810

	At 30 June 2010 $'000	At 31 December 2009 $'000
Liabilities		
Reportable segment liabilities	**979,974**	776,807
Unallocated head office and corporate liabilities	**42,930**	41,494
Consolidated total liabilities	**1,022,904**	818,301

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

4. Other revenue and net income

Other revenue

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Interest income	**4,577**	1,643
Subsidies received *(note)*	**638**	37,101
Others	**1,485**	4,422
	6,700	43,166

Other net income

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Net gain/(loss) on forward foreign exchange contracts	**7,006**	(693)
Net exchange gain/(loss)	**8,116**	(16)
Net realised and unrealised gain on trading securities	**–**	1,552
Gain on disposal of an associate	**–**	1,061
Gain on deregistration of a subsidiary	**–**	829
Others	**277**	–
	15,399	2,733

Note: The subsidies for the six months ended 30 June 2009 were mainly granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the People's Republic of China ("PRC") for its continuous contribution to the development of the metal-plating industry.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

5. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2010	2009
		$'000	$'000
(a)	Finance costs:		
	Interest on bank advances and other borrowings wholly repayable within 5 years	**2,866**	4,072
	Interest on loans from a related company	**908**	–
	Interest on loan from immediate holding company	**–**	81
		3,774	4,153
(b)	Staff costs:		
	Net contributions paid to defined contribution retirement plans	**3,404**	3,060
	Equity-settled share-based payment expenses	**321**	348
	Salaries, wages and other benefits	**51,537**	39,229
		55,262	42,637
(c)	Other items:		
	Amortisation of land lease premium	**1,672**	1,527
	Depreciation	**41,989**	41,023
	Operating lease charges in respect of property rentals	**2,804**	1,712
	Share of associate's taxation *(note)*	**7,436**	(449)
	Rentals receivable from investment properties less direct outgoings of $905,000 (30 June 2009: $1,069,000)	**(12,624)**	(12,044)

Note: Income tax for associate established and operating in the PRC is calculated based on the applicable rate of income tax ruling in the relevant province in the PRC.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

6. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents:

		Six months ended 30 June	
	Note	**2010** **$'000**	2009 $'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2009: 16.5%) on the estimated assessable profits for the period		**5,702**	5,530
Under-provision in respect of prior years		**–**	2,023
		5,702	7,553
Current tax – the PRC			
Tax for the period		**25,103**	417
Over-provision in respect of prior years	*(iv)*	**(13,027)**	–
		12,076	417
Deferred tax			
Origination and reversal of temporary differences		**13,795**	9,616
	(i)	**31,573**	17,586

Notes:

(i) *The provision for Hong Kong Profits Tax for 2010 is calculated by applying the estimated annual effective tax rate of 16.5% (2009: 16.5%) to the six months ended 30 June 2010. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.*

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

6. Income tax in the consolidated income statement (Continued)

Taxation in the consolidated income statement represents: (Continued)

Notes: (Continued)

(ii) *In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following note.*

(iii) *Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of this interim financial report. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for any prior periods. The provision for 2010 is calculated by applying the tax rate of 11%, being 50% of the transitional tax rate of 22%, to the taxable profit for the six months ended 30 June 2010.*

(iv) *This represents reversal of over-provision for PRC income tax in respect of the prior years.*

(v) *According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.*

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

As at 30 June 2009 and 31 December 2009, as the Company controlled the dividend policy of the PRC subsidiaries and it had determined that the profits of the PRC subsidiaries would not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries was made.

During the current period, the Company has re-assessed the timing of the distribution of profits from the PRC subsidiaries and determined that they would be distributed in the foreseeable future, accordingly, a provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries from 1 January 2008 to 30 June 2010 has been made as at 30 June 2010.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

7. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $136,128,000 (30 June 2009: $83,121,000) and the weighted average number of 905,785,000 (30 June 2009: 905,603,000) ordinary shares in issue during the period, calculated as follows:

Weighted average number of ordinary shares

	Six months ended 30 June	
	2010	2009
	'000	'000
Issued ordinary shares at 1 January	**905,723**	905,603
Effect of share options exercised *(note 14(b))*	**62**	–
Weighted average number of ordinary shares	**905,785**	905,603

(b) Diluted earnings per share

The calculation of diluted earnings per share for the period ended 30 June 2010 is based on the profit attributable to ordinary equity shareholders of the Company of $136,128,000 and the weighted average number of ordinary shares of 909,767,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	Six months ended 30 June	
	2010	2009
	'000	'000
Weighted average number of ordinary shares used in the basic earnings per share calculation	**905,785**	905,603
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration *(note 14(b))*	**3,982**	–
Weighted average number of ordinary shares (diluted)	**909,767**	905,603

The diluted earnings per share for the six months ended 30 June 2009 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

8. Fixed assets

(a) Acquisitions

During the six months ended 30 June 2010, the Group acquired items of property, plant and equipment with a cost of $6,289,000 (30 June 2009: $18,484,000).

(b) Investment properties

Investment properties situated in Hong Kong were revalued at 30 June 2010 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties situated in the PRC were revalued at 30 June 2010 by either 廣東財興資產評估土地房地產估價有限公司 or 秦皇島正揚資產評估事務所, independent firms of valuers registered in the PRC, on an open market value basis. Based on the valuations, a net gain of $374,000 (30 June 2009: $12,267,000), and deferred tax thereon of $72,000 (30 June 2009: $2,668,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $160,000,000 (31 December 2009: $160,000,000) (note 13(a)(iii)).

(c) Leases

The Group leases out investment properties under operating leases. The leases run for an initial period of 1 to 28 years, with an option to renew the leases upon expiry at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $284,610,000 (31 December 2009: $282,420,000).

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

9. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Raw materials, spare parts and consumables	**97,958**	104,405
Work in progress	**20,817**	14,980
Finished goods	**132,085**	81,033
	250,860	200,418

Based on management's assessment of the net realisable value of inventories, there was no write-down of inventories to estimated net realisable value during the period (30 June 2009: $5,500,000).

10. Trade and other receivables, deposits and prepayments

	At 30 June 2010 $'000	At 31 December 2009 $'000
Trade debtors	**100,498**	65,127
Bills receivable	**224,704**	296,419
Other receivables, deposits and prepayments	**97,895**	100,977
Amount due from an associate	**15,467**	17,510
Amounts due from a related company *(note)*	**38,079**	22,928
Derivative financial instruments	**8,760**	3,595
	485,403	506,556

Note: *The amounts represent trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.*

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

10. Trade and other receivables, deposits and prepayments (Continued)

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Current	**361,350**	381,291
Less than 1 month past due	**727**	799
1 to 3 months past due	**1,197**	1,557
More than 3 months but less than 12 months past due	**7**	827
Amounts past due	**1,931**	3,183
	363,281	384,474

There is no significant recognition or reversal of impairment losses in respect of trade and other receivables, deposits and prepayments during the six months ended 30 June 2010 and 2009.

For the tinplating operations, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For the distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing business, rental is collected 1 month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

11. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Deposits with banks	**358,813**	237,578
Cash at bank and in hand	**358,625**	143,383
Cash and cash equivalents in the consolidated balance sheet	**717,438**	380,961
Pledged bank deposits *(note 13(a)(ii))*	**(311,929)**	(246,018)
Cash and cash equivalents in the condensed consolidated cash flow statement	**405,509**	134,943

12. Trade and other payables

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Due within 1 month or on demand	**102,780**	108,475

Trade and other payables include the following balances with related parties:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Amount due to immediate holding company	**34**	–
Amount due to a fellow subsidiary	**23,250**	23,250
Amount due to a related company *(note)*	**53,489**	64,448

Note: The amount represents trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

13. Borrowings

	Note	At 30 June 2010 $'000	At 31 December 2009 $'000
(a) Bank loans			
– unsecured	*(i), (iv)*	**128,453**	–
– secured by bank deposits	*(ii)*	**306,181**	230,940
– secured by investment properties	*(iii), (iv)*	**160,000**	160,000
		594,634	390,940

At 30 June 2010, the bank loans were repayable as follows:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Within 1 year or on demand	**517,634**	230,940
After 1 year but within 2 years	**77,000**	160,000
	594,634	390,940

Notes:

(i) Included in unsecured bank loans is a loan of $77,000,000 (31 December 2009: $Nil) which is guaranteed by the Company and subject to fulfilment of certain loan covenants (note 13(a)(iv)).

(ii) The loans are secured by bank deposits of $311,929,000 (31 December 2009: $233,035,000).

(iii) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with a carrying value of $97,800,000 (31 December 2009: $95,885,000) as collateral.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

13. Borrowings (Continued)

(a) Bank loans *(Continued)*

Notes: (Continued)

(iv) It is provided in the loan agreements that if the immediate holding company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of these outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 30 June 2010, none of the covenants relating to the bank loans had been breached.

	At 30 June 2010 $'000	At 31 December 2009 $'000
(b) Loans from a related company	**79,560**	79,560

The loans were provided to a non-wholly owned subsidiary of the Group by a company related to the minority shareholder of this non-wholly owned subsidiary. The loans are unsecured, interest-bearing at 3-month London Interbank Offered Rate ("LIBOR") + 2% per annum and repayable on either 7 September 2010 or 14 October 2010. The Group also provided loans of $154,440,000 (31 December 2009: $154,440,000) to this non-wholly owned subsidiary in proportion to the Group's shareholding therein.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

14. Capital, reserves and dividends

(a) Dividends

(i) Dividends payable to equity shareholders of the Company attributable to the interim period declared after the interim period

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Interim dividend declared after the interim period of 3.0 cents per ordinary share (30 June 2009: 1.5 cents per ordinary share)	**27,178**	13,586

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(ii) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the interim period

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the following interim period of 3.0 cents per ordinary share (30 June 2009: 1.5 cents per ordinary share)	**27,178**	13,584

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

14. Capital, reserves and dividends (Continued)

(b) Equity-settled share-based transactions

During the six months ended 30 June 2010, 200,000 share options (30 June 2009: Nil) were exercised to subscribe for 200,000 ordinary shares at a consideration of $332,000 of which $100,000 was credited to share capital and the balance of $232,000 was credited to the share premium account. $58,000 was transferred from capital reserve – share options to the share premium account in accordance with the Group's accounting policies. These 200,000 ordinary shares of par value $0.50 each rank pari passu with the existing ordinary shares of the Company in all respects.

During the six months ended 30 June 2010, there was no expiry or forfeiture of share options (30 June 2009: 1,500,000 share options expired and 1,080,000 share options were forfeited).

12,700,000 share options (31 December 2009: 12,900,000 share options) were outstanding at 30 June 2010 and the weighted average exercise price is $1.098 (31 December 2009: $1.106).

15. Retirement benefits schemes

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the consolidated income statement for the six months ended 30 June 2010 was $3,404,000 (30 June 2009: $3,450,000). There were no forfeited contributions refunded for the period (30 June 2009: $390,000).

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

16. Commitments

(a) Capital commitments outstanding at 30 June 2010 not provided for in the interim financial report were as follows:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Contracted for	**14,169**	6,404
Authorised but not contracted for	**17,866**	16,709
	32,035	23,113

(b) At 30 June 2010, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	At 30 June 2010 $'000	At 31 December 2009 $'000
Within 1 year	**2,268**	2,158
After 1 year but within 5 years	**366**	869
	2,634	3,027

The Group leases a number of properties under operating leases. The leases run for an initial period of 1 to 3 years, with an option to renew each lease upon expiry when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2010, the Company had committed to provide finance of $6,489,000 (31 December 2009: $6,489,000) to an associate of the Group.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

17. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in this interim financial report, the Group entered into the following material related party transactions.

(a) Transactions with related parties

The Group had the following transactions with the related parties during the period which the directors consider to be material:

		Six months ended 30 June	
	Note	**2010** **$'000**	2009 $'000
Sales of goods to related companies	*(i)*	**325,601**	249,584
Commission payable to a related company	*(i), (ii)*	**4,169**	3,307
Technical guidance services fee payable to a related company	*(i)*	**445**	–
Purchases of goods from			
– an associate		**663**	513
– related companies	*(i)*	**545,677**	376,517

Notes:

(i) *Related companies refer to a minority shareholder of a non-wholly owned subsidiary of the Group, POSCO Co., Ltd and its subsidiaries.*

(ii) *Commission in respect of export distribution services provided to the Group is charged at 1.5% of the contracted prices payable by the overseas customers.*

(iii) *Balances with related parties are included in amounts due from/to the respective parties in the consolidated balance sheet. Except for the trade balances with related companies as disclosed in notes 10 and 12 which are settled in accordance with normal trade terms, and the loans from a related company as disclosed in note 13(b), these balances are unsecured, interest-free and have no fixed terms of repayment.*

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

17. Material related party transactions (Continued)

(b) Transactions with other state-controlled entities in the PRC

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed elsewhere in this interim financial report, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

- Sales and purchase of goods and ancillary materials;
- Rendering and receiving services;
- Lease of assets;
- Purchase of property, plant and equipment; and
- Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process does not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the Group's pricing strategy, buying and approval process and what information would be necessary for an understanding of the potential effects of the transactions on the interim financial report, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

Notes to the Unaudited Interim Financial Report (Continued)

(Expressed in Hong Kong dollars unless otherwise stated)

17. Material related party transactions (Continued)

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Short-term employee benefits	**2,031**	1,414
Post-employment benefits	**329**	263
Equity compensation benefits	**174**	200
	2,534	1,877

18. Litigation

In October 2009, a PRC third party filed a claim against a subsidiary of the Group in the Court of Liwan, Guangzhou City to recover an outstanding trade debt of approximately RMB2,060,000 (equivalent to $2,361,000) and a penalty of approximately RMB5,376,000 (equivalent to $6,163,000) for non-payment. The subsidiary made an objection on jurisdiction grounds and the Court of Guangzhou City ruled in its favour by ruling that the claim should be heard by the Court of Zhongshan City. The case has been transferred to the Court of Zhongshan City. At the date of issue of this interim financial report, the court proceedings are still in progress.

In prior years, this PRC third party had also filed claims in respect of the same matter but the claims were denied. Based on the information currently available, the Group considers that no provision is required to be made in the interim financial report in respect of this claim because the likelihood of an adverse outcome is remote.

19. Subsequent event

On 5 July 2010, the Company granted 15,210,000 share options to certain eligible participants (including directors and other employees) to subscribe for a total of 15,210,000 ordinary shares of $0.50 each of the Company under the share option scheme of the Company adopted on 29 December 2008.

The exercise price of the share options is $1.45 per share. Subject to the fulfilment of performance conditions of the Group and the eligible participants, 40%, 30%, 10% and 20% of the options vest after 2, 3, 4 and 5 years from the date of grant respectively. The share options are exercisable within a period of 5.5 years from the date of grant.

Supplementary Information

Directors' Interests and Short Positions in Securities

As at 30 June 2010, the interests and short positions of the directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executives were taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Interests and Short Positions in the Company

(A) Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	780,000	Long position	0.086%
Li Li	Personal	1,417,000	Long Position	0.156%
Gerard Joseph McMahon	Personal	300,000	Long position	0.033%
Tam Wai Chu, Maria	Personal	200,000	Long Position	0.022%
Li Kar Keung, Caspar	Personal	100,000	Long Position	0.011%

Note: The approximate percentage of interests held was calculated on the basis of 905,923,285 ordinary shares of the Company in issue as at 30 June 2010.

Supplementary Information (Continued)

(B) Interests (long positions) in options relating to ordinary shares

(i) Share option scheme adopted on 11 June 2004 ("2004 Share Option Scheme")

Name of director	Number of share options					Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2010	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2010						
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ (per share)	HK$ (per share)	HK$ (per share)
Liang Jiang	2,000,000	–	–	–	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	–
Tan Yunbiao	2,000,000	–	–	–	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	–
Luo Fanyu	200,000	–	–	–	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	–
Gerard Joseph McMahon	200,000	–	200,000	–	–	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	1.59
Li Kar Keung, Caspar	200,000	–	–	–	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	–

Notes to the above share options granted pursuant to 2004 Share Option Scheme:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\## *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

(ii) Share option scheme adopted on 29 December 2008 ("2008 Share Option Scheme")

Name of director	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2010	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2010					
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Liang Jiang	2,150,000	–	–	–	2,150,000	30.12.2008	–	0.75	0.74	–
Tan Yunbiao	1,200,000	–	–	–	1,200,000	30.12.2008	–	0.75	0.74	–
Hou Zhuobing	1,000,000	–	–	–	1,000,000	30.12.2008	–	0.75	0.74	–
Sung Hem Kuen	900,000	–	–	–	900,000	30.12.2008	–	0.75	0.74	–

Supplementary Information (Continued)

Notes to the above share options granted pursuant to 2008 Share Option Scheme:

(a) *The option period of all the share options is 5.5 years from the date of grant.*

(b) *Any share option is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options is as follows:*

Date	**Percentage vesting**
The date two years after the date of grant	40%
The date three years after the date of grant	30%
The date four years after the date of grant	10%
The date five years after the date of grant	20%

(d) *The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of directors of the Company (the "Board") upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	**Percentage vesting**
On or before the date which is four months after the date of grant	0%
After the date which is four months after but before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

(iii) *Notes to the reconciliation of share options outstanding during the period:*

* *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.*

** *The price of the Company's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the Company's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Supplementary Information (Continued)

Interests and Short Positions in Guangdong Investment Limited

(A) *Interests in ordinary shares*

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Hou Zhuobing	Personal	32,000	Long position	0.001%

Note: The approximate percentage of interests held was calculated on the basis of 6,213,938,071 ordinary shares of Guangdong Investment Limited ("GDI") in issue as at 30 June 2010.

(B) *Interests (long positions) in options relating to ordinary shares*

	Number of share options									
Name of director	At 1 January 2010	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2010	Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options^Δ	Price of ordinary share at date immediately before date of grant^ΔΔ	Price of ordinary share at date immediately before the exercise date^ΔΔ
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Huang Xiaofeng	5,700,000	-	-	-	5,700,000	24.10.2008	-	1.88	1.73	-

Notes to the above share options granted pursuant to the share option scheme adopted by GDI on 24 October 2008:

(a) *The option period of all the share options is 5.5 years from the date of grant.*

(b) *Any share option is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options is as follows:*

Date	***Percentage vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) *The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of directors of GDI upon grant and stated in the offer of grant.*

Supplementary Information (Continued)

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	Percentage vesting
On or before the date which is four months after the date of grant	0%
After the date which is four months after but before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

Δ *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GDI's share capital.*

ΔΔ *The price of GDI's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the GDI's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Interests and Short Positions in Kingway Brewery Holdings Limited

Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,711,536,850 ordinary shares of Kingway Brewery Holdings Limited ("Kingway Brewery") in issue as at 30 June 2010.

Interests and Short Positions in Guangdong Tannery Limited

Interests in ordinary shares

Name of director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 537,619,000 ordinary shares of Guangdong Tannery Limited ("Guangdong Tannery") in issue as at 30 June 2010.

Supplementary Information (Continued)

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the directors in trust for the Company, as at 30 June 2010, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and chief executives were taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company, its holding companies or any of its subsidiaries or associated corporation a party to any arrangements to enable the directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporates.

Substantial Shareholders' Interests

As at 30 June 2010, so far as is known to any directors and chief executives of the Company, the following persons (other than directors and chief executives of the Company) had, or were taken or deemed to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name of shareholder	Number of ordinary shares beneficially held	Long/short position	Approximate percentage of interests held
			(Note 1)
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note 2)*	537,198,868	Long position	59.30%
GDH Limited ("GDH")	537,198,868	Long position	59.30%

Notes:

1. *The approximate percentage of interests held was calculated on the basis of 905,923,285 ordinary shares of the Company in issue as at 30 June 2010.*

2. *The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.*

Save as disclosed above, as at 30 June 2010, no other person (other than directors and chief executives of the Company) known to any directors and chief executives of the Company had, or were taken or deemed to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register kept by the Company under Section 336 of the SFO.

Supplementary Information (Continued)

Share Option Schemes

On 11 June 2004, the Company adopted 2004 Share Option Scheme enabling the Company to attract, retain and motivate high caliber and talented participants to make contributions to the Group. On the same day, the Company also terminated the share option scheme adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted under 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed.

On 29 December 2008, the Company terminated 2004 Share Option Scheme and adopted 2008 Share Option Scheme, as to provide incentives to selected employees, officers and directors to contribute to the Group and to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to such employees, officers and directors or to serve such other purposes as the Board may approve from time to time. Upon termination of 2004 Share Option Scheme, no further share options will be granted thereunder but in all other respects, the provisions of 2004 Share Option Scheme shall remain in force and all existing share options which have been granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

During the period, 200,000 share options were exercised and no share options were cancelled nor lapsed under 2004 Share Option Scheme.

During the period, no share options were exercised, cancelled, lapsed nor granted under 2008 Share Option Scheme.

As at 30 June 2010, options were outstanding under 2004 Share Option Scheme and 2008 Share Option Scheme entitling the holders to subscribe for 4,850,000 shares and 7,850,000 shares of the Company respectively.

As at 30 June 2010, save as disclosed under "Interests (long positions) in options relating to ordinary shares" on pages 41 and 42, certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under 2004 Share Option Scheme and 2008 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company.

(i) 2004 Share Option Scheme

	Number of share options										
Category	At 1 January 2010	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2010	Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	450,000	-	-	-	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.66	1.61	-

Notes to the above share options granted pursuant to 2004 Share Option Scheme:

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Supplementary Information (Continued)

(ii) 2008 Share Option Scheme

Category	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2010	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	At 30 June 2010					
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	2,600,000	-	-	-	2,600,000	30.12.2008	-	0.75	0.74	-

Notes to 2008 Share Option Scheme are set out in the "Notes to the above share options granted pursuant to 2008 Share Option Scheme" in the "Directors' Interests and Short Positions in Securities" section of this report on page 42.

(iii) Notes to the reconciliations of share options outstanding during the period under 2004 Share Option Scheme and 2008 Share Option Scheme are set out in the "(iii) Notes to the reconciliation of share options outstanding during the period" in the "Director's Interests and Short Positions in Securities" section of this report on page 42.

Corporate Governance and Other Information

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2010.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2010.

Board of Directors

At present, the Board comprises four Executive Directors, being Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, being Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, being Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Supplementary Information (Continued)

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the management include the preparation of interim and annual reports and announcements for Board approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

Directors' Profile

Mr. LIANG Jiang, aged 57, was appointed an Executive Director and the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH. In February 2009, Mr. Liang was appointed as the deputy general manager of Guangdong Holdings. GDH and Guangdong Holdings are the immediate holding company and the ultimate holding company of the Company respectively. Mr. Liang graduated from South China Normal University, the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Zhanjiang and Foshan in Guangdong Province, the PRC and acted as the Administrative Head of Gaoming County, Secretary of Gaoming County Party Committee and Secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

Mr. LI Li, aged 54, was appointed an Executive Director and the Deputy Chairman of the Company in April 2010. He is also the chairman of a subsidiary, Guangnan Hong Company Limited. Mr. Li graduated from the Sun Yat-Sen University, the PRC and the South China Normal University, the PRC. From May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. He was also an Executive Director and the Deputy Chairman of the Company from January 2008 to June 2009. Between 1986 and 1998, Mr. Li worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee"). He was a deputy director of the Economic and Trade Administration Office of the Committee in 1995. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff & Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market") and then became the chairman of both companies since June 2001. Mr. Li was also the chairman of Nam Yue Luen Fung Trading Company Limited ("Luen Fung Trading") since November 2004. On 16 March 2010, Mr. Li ceased to act as the chairman of Nam Yue Food, Macau Wholesale Market and Luen Fung Trading. The said three companies were incorporated in Macau Special Administrative Region of the PRC.

Mr. TAN Yunbiao, aged 46, was appointed an Executive Director and the General Manager of the Company in February 2004. Besides, he is also a director of Zhongyue Tinplate and Zhongyue Posco. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. At the end of 2009, Shan Hai was absorbed by Zhongyue Tinplate.

Supplementary Information (Continued)

Mr. SUNG Hem Kuen, aged 36, was appointed an Executive Director and the Chief Financial Officer of the Company in April 2008. He acted as a Company Secretary of the Company from June 2008 to April 2009. He is also a director of Zhongyue Tinplate. Mr. Sung graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has extensive experiences in auditing, accounting and corporate restructuring. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also a fellow member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has worked in major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of GDI before joining the Company.

Mr. HUANG Xiaofeng, aged 51, was appointed a Non-Executive Director of the Company in October 2008. Mr. Huang graduated from South China Normal University, the PRC and holds a Bachelor's degree in History. He also holds a Master's degree in Public Administration from the Sun Yat-Sen University, the PRC. From 1987 to 1999, he worked with the General Office of the Communist Party of China ("CPC") Guangdong Committee in a number of positions. Between 1999 and 2003, Mr. Huang was the Deputy Director General of the General Office of the CPC Guangzhou Committee and thereafter the Deputy Secretary General of the CPC Guangzhou Committee. Between 2003 and 2008, Mr. Huang was the Deputy Director General of the General Office of the Guangdong Provincial Government and then the Deputy Secretary General of the Guangdong Provincial Government. Mr. Huang was appointed as a director and a deputy general manager of Guangdong Holdings in April 2008 and was subsequently appointed as an executive director and a deputy general manager of GDH. In February 2009, Mr. Huang was appointed general manager of both Guangdong Holdings and GDH. Mr. Huang was also appointed a non-executive director of GDI and Kingway Brewery in June and October 2008 respectively. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on the Stock Exchange.

Mr. LUO Fanyu, aged 55, was appointed a Non-Executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery. He joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University, the PRC.

Ms. HOU Zhuobing, aged 49, was appointed a Non-Executive Director of the Company in August 2006 and is also a director of Zhongyue Posco. She acted as a Non-Executive Director of the Company between May 2000 to July 2002. Ms. Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Ms. Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of GDE in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Ms. Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Guangdong Holdings and GDH.

Supplementary Information (Continued)

Mr. Gerard Joseph McMAHON, aged 66, was appointed an Independent Non-Executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997. Currently, Mr. McMahon is the chairman of the board of directors and audit committee of Oriental Technologies Investment Limited, a company listed on the Australian Securities Exchange. He is also the chairman and a non-executive director of Indonesian Investment Fund Limited, a company listed on the Irish Stock Exchange.

Ms. TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honoris Causa), LL.B. (Hons.), Barrister-at Law*, aged 64, was appointed an Independent Non-Executive Director of the Company in June 1999. She is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Co., Ltd., Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. Her public duties include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC. Ms. Tam is also a member of the Operations Review Committee of the Independent Commission Against Corruption ("ICAC") and a member of the Witness Protection Review Board of the ICAC.

Mr. LI Kar Keung, Caspar, aged 57, was appointed an Independent Non-Executive Director of the Company in June 1999. He is the president of a management service company. He had worked as a senior banker of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Changes in Directors' Remuneration

Commencing 1 January 2010, the remuneration which includes basic salaries, allowances and other benefits for Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, amounts to approximately HK$540,000, HK$410,000 and HK$980,000 per annum respectively.

Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2010.

Supplementary Information (Continued)

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss or termination of offices.

During the six months ended 30 June 2010, a meeting was held by the Compensation Committee to explore relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005 and its terms of reference are in line with the CG Code. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang (chairman of the Nomination Committee), and the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendations to the Board on appointment and reappointment of directors.

During the six months ended 30 June 2010, a meeting was held by the Nomination Committee to explore relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2010. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2010, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

Supplementary Information (Continued)

Disclosure Pursuant to Rule 13.21 of the Listing Rules

On 25 January 2008, a wholly-owned subsidiary of the Company, entered into a facility agreement ("2008 Facility Agreement") for a term loan facility in the principal amount of up to HK$480,000,000 with two banks (the "Lenders"), of which HK$320,000,000 was repaid in 2009. It is provided in the 2008 Facility Agreement that if GDH ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender(s) is/are entitled to request immediate repayment of the outstanding loans and all accrued interest.

On 14 June 2010, a wholly-owned subsidiary of the Company, entered into a facility agreement ("2010 Facility Agreement") for a term loan facility in the principal amount of up to HK$160,000,000 with a bank (the "Lender"). It is provided in the 2010 Facility Agreement that if GDH ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender is entitled to request immediate repayment of the outstanding loans and all accrued interest.

Save as disclosed above, the Company does not have other disclosure obligations under Rule 13.21 of the Listing Rules.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK 3.0 cents per share (six months ended 30 June 2009: HK 1.5 cents per share) for the six months ended 30 June 2010. The interim dividend will be paid on Wednesday, 27 October 2010 to the shareholders whose names appear on the register of members on Friday, 8 October 2010.

Closure of Register of Members

The register of members of the Company will be closed on Thursday, 7 October 2010 and Friday, 8 October 2010. During these two days, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 6 October 2010.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 27 August 2010

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer, licensed corporation, or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

GENERAL MANDATES FOR THE REPURCHASE OF SHARES AND THE ISSUE OF SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong at 11:30 a.m. on Friday, 28 May 2010, is set out on pages 14 to 18 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

19 April 2010

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong at 11:30 a.m. on Friday, 28 May 2010, notice of which is set out on pages 14 to 18 of this circular or, where the context so admits, any adjournment thereof;
"AGM Notice"	the notice convening the AGM as set out on pages 14 to 18 of this circular;
"Articles of Association"	the articles of association of the Company, as originally adopted, or as from time to time altered in accordance with the Companies Ordinance;
"Board"	the board of directors of the Company;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"controlling shareholder"	as defined in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"General Mandates"	the Repurchase Mandate and the Issue Mandate;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong" or "HKSAR"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Directors at the AGM to issue Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant Ordinary Resolution to grant such mandate;

"Latest Practicable Date"	14 April 2010, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;
"Ordinary Resolution(s)"	the proposed ordinary resolution(s) in the AGM Notice;
"Repurchase Mandate"	a general and unconditional mandate proposed to be granted to the Directors at the AGM to repurchase the Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant Ordinary Resolution to grant such mandate;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary" or "subsidiaries"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance) of the Company whether incorporated in Hong Kong or elsewhere;
"substantial shareholder"	as defined in the Listing Rules;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers; and
"%"	per cent.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors:
HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

19 April 2010

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE OF SHARES AND THE ISSUE OF SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and information on matters to be dealt at the AGM, inter alia:

(a) the grant of General Mandates and the extension of the Issue Mandate to the Directors by the addition of the number of Shares repurchased pursuant to the Repurchase Mandate; and

(b) the re-election of the retiring Directors.

2. GENERAL MANDATES

At the last annual general meeting of the Company held on 5 June 2009, resolutions were passed giving general mandates to the Directors (i) to allot, issue and otherwise deal with new Shares of up to 20% of the issued share capital of the Company as at 5 June 2009; (ii) to repurchase Shares on the Stock Exchange of up to 10% of the issued share capital of the Company as at 5 June 2009; and (iii) to extend the general mandate to allot and issue Shares granted to the Directors by adding to it the number of Shares that has been repurchased by the Company.

Pursuant to the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at the AGM. In order to provide continual flexibility to the Directors, resolutions will be proposed at the AGM to renew these mandates.

(a) Repurchase Mandate

At the AGM, an Ordinary Resolution, Ordinary Resolution No. 6 set out in the AGM Notice, will be proposed to grant a new general and unconditional mandate to the Directors to exercise the powers of the Company to repurchase, at any time during the Relevant Period (as defined in Ordinary Resolution No. 6(c) in the AGM Notice), Shares of up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of Ordinary Resolution No. 6. An explanatory statement setting out the requisite information regarding the Repurchase Mandate as required under the Listing Rules is set out in Appendix I to this circular.

As at the Latest Practicable Date, the number of Shares in issue was 905,723,285 Shares. Subject to the passing of the proposed resolution for approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the date of the AGM, the Company would be allowed under the Repurchase Mandate to repurchase up to a limit of 90,572,328 Shares.

(b) Issue Mandate

At the AGM, an Ordinary Resolution, Ordinary Resolution No. 5 set out in the AGM Notice, will be proposed to grant a new general and unconditional mandate to the Directors to issue, at any time during the Relevant Period (as defined in Ordinary Resolution No. 5(d) in the AGM Notice), Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of Ordinary Resolution No. 5. In addition, an Ordinary Resolution, Ordinary Resolution No. 7 set out in the AGM Notice, will be proposed to extend the Issue Mandate which would increase the limit of the Issue Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

Subject to the passing of the proposed resolution for approving the Issue Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the date of the AGM, the Company would be allowed under the Issue Mandate to issue up to a limit of 181,144,657 Shares as at the Latest Practicable Date.

3. RE-ELECTION OF DIRECTORS

According to the Articles of Association, at every annual general meeting of the Company, one-third of the Directors for the time being, or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office by rotation, provided that notwithstanding any provisions (if any) to the contrary in the Articles of Association and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, every Director shall be subject to retirement at an annual general meeting at least once every three years. The Directors to retire in every year shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Mr. Li Li, who was appointed as a Director after the annual general meeting of the Company held in 2009, will retire in accordance with Article 92 of the Articles of Association at the AGM. Being eligible, he will offer himself for re-election. Mr. Sung Hem Kuen, Ms. Hou Zhuobing and Ms. Tam Wai Chu, Maria will retire by rotation in accordance with Article 101 of the Articles of Association at the AGM. Being eligible, they will offer themselves for re-election. Particulars of the Directors who will retire at the AGM and being eligible, offer themselves for re-election are set out in Appendix II to this circular.

Pursuant to Appendix 14 of the Listing Rules, it is recommended that serving more than 9 years could be relevant to the determination of a non-executive director's independence. If an independent non-executive director serves more than 9 years, any further appointment of such independent non-executive director should be subject to a separate resolution to be approved by shareholders.

Ms. Tam Wai Chu, Maria has been appointed as an Independent Non-Executive Director for more than nine years. Nonetheless, the Company has received confirmation from Ms. Tam as to her independence in compliance with the requirements of the Listing Rules and Ms. Tam has not engaged in any daily executive management of the Group. Taking into consideration of her independent scope of works in the past years, the Directors consider Ms. Tam to be independent under the Listing Rules despite the fact that she has served the Company for more than 9 years.

Accordingly, the Directors would like to seek the Shareholders' approval for the continuous appointment of Ms. Tam as an Independent Non-Executive Director.

4. THE AGM

The AGM Notice is set out in Appendix III to this circular. Shareholders are advised to read the AGM Notice and to complete and return the enclosed form of proxy for use at the AGM in accordance with the instructions printed thereon and deposit the same with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules, all resolutions set out in the AGM Notice will be decided by poll. An announcement of the poll results will be made after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

5. RECOMMENDATIONS

The Directors believe that the granting of the General Mandates and the re-election of Directors are in the best interests of the Company as well as the Shareholders. Accordingly, the Directors recommend Shareholders to vote in favour of the Ordinary Resolutions at the AGM.

6. RESPONSIBILITY STATEMENT

This circular contains particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in respect herein misleading.

Yours faithfully,
For and on behalf of the Board
LIANG Jiang
Chairman

This appendix serves as an explanatory statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not at present intend to repurchase any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the relevant Ordinary Resolution to approve the grant of the Repurchase Mandate is passed would be beneficial to the Company.

It is proposed that up to 10% (in nominal amount) of the issued Shares on the date of the passing of the Ordinary Resolution may be repurchased. As at the Latest Practicable Date, 905,723,285 Shares were issued. On the basis of such figures, the Directors would be authorized to repurchase up to 90,572,328 Shares during the period from the passing of the Ordinary Resolution up to the conclusion of the next annual general meeting in 2011, or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such repurchase in accordance with its memorandum of association and the Articles of Association, the laws of Hong Kong and the Listing Rules. Repurchases pursuant to the Repurchase Mandate will be made out of funds of the Company legally permitted to be utilised in this connection, including the funds of the Company otherwise available for dividend or distribution or the proceeds of a fresh issue of Shares made for such purpose.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2009) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of the knowledge of the Directors, having made all reasonable enquiries, none of their associates (as defined in the Listing Rules), have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares to the Company, nor has undertaken not to do so, if the Repurchase Mandate is exercised.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) during the last 6 months immediately preceding the Latest Practicable Date.

TAKEOVERS CODE CONSEQUENCES

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, GDH Limited ("GDH"), was recorded in the registers required to be kept by the Company under section 336 of SFO as having an interest in 537,198,868 Shares, representing approximately 59.31% of the issued share capital of the Company. In the event that the Repurchase Mandate is exercised in full and assuming that there is no change in the number of Shares held by GDH and there is no other change to the issued share capital of the Company, the shareholding of GDH in the Company will be increased to approximately 65.90% of the reduced issued share capital of the Company immediately after the exercise in full of the Repurchase Mandate. The Directors are not aware of the consequences which would arise under the Takeovers Code as a result of any repurchases of Shares pursuant to the Repurchase Mandate. In addition, in exercising the Repurchase Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

MARKET PRICES

The highest and lowest prices at which the Shares had traded on the Stock Exchange during each of the previous 12 months before the Latest Practicable Date were:

	Traded market price	
	Highest	**Lowest**
	HK$	*HK$*
2009		
April	0.85	0.65
May	1.08	0.76
June	1.07	0.88
July	1.07	0.90
August	1.08	0.93
September	1.19	0.92
October	1.18	1.01
November	1.48	1.06
December	1.80	1.31
2010		
January	1.74	1.40
February	1.50	1.35
March	1.67	1.45
April (up to the Latest Practicable Date)	1.60	1.50

Set out below are the personal particulars of the Directors who offer themselves to be re-elected at the AGM:

Mr. LI Li, aged 54, was appointed an Executive Director and the Deputy Chairman of the Company in April 2010. Mr. Li graduated from the Sun Yat-Sen University, the PRC and the South China Normal University, the PRC. From May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. He was also an Executive Director and the Deputy Chairman of the Company from January 2008 to June 2009. He also acted as the chairman of certain subsidiaries of the Company. Between 1986 and 1998, Mr. Li worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee"). He was a deputy director of the Economic and Trade Administration Office of the Committee in 1995. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff & Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market") and then became the chairman of both companies since June 2001. Mr. Li was also the chairman of Nam Yue Luen Fung Trading Company Limited ("Luen Fung Trading") since November 2004. On 16 March 2010, Mr. Li ceased to act as the chairman of Nam Yue Food, Macau Wholesale Market and Luen Fung Trading. The said three companies were incorporated in Macau Special Administrative Region of the PRC.

Other than as stated above, Mr. Li is not related to any Directors, senior management, or substantial or controlling shareholders of the Company, and has not held any directorship in any other listed companies in the last three years.

As at the Latest Practicable Date, Mr. Li was interested in 1,417,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Li does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li, if elected, will be appointed as an Executive Director with effect from the conclusion of the AGM for a term of not more than approximately 3 years expiring at the conclusion of the Company's annual general meeting to be held in 2013, subject to earlier determination in accordance with the Articles of Association and/or applicable laws and regulations. Mr. Li is entitled to a total remuneration which comprises a fixed annual remuneration of HK$591,500 and a discretionary bonus pegged to performance. Such emoluments are determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described below, there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. Li was one of its directors or within 12 months after his ceasing to act as one of its directors.

As described above, since September 1998, Mr. Li has acted as the general manager of Nam Yue Food and Macau Wholesale Market. In December 1998, the Government of Guangdong Province initiated a debt restructuring for (among others) Nam Yue (Group) Co., Limited and its then subsidiaries (including Nam Yue Food and Macau Wholesale Market) ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue Group formally entered into (among others) a debt restructuring agreement and pursuant to which the creditors of Nam Yue Group agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market were indirectly wholly-owned by the Government of Guangdong Province. Upon the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market became indirect wholly-owned subsidiaries of GDH Limited ("GDH"). GDH is the controlling shareholder of the Company. Currently, Nam Yue Group is not a subsidiary of GDH due to restructuring of Nam Yue Group in 2009.

Mr. Li considers his educational background, extensive experience, capabilities, character and integrity demonstrate that he is suitable to hold and commensurate with the position as an Executive Director of the Company. Accordingly, Mr. Li will offer himself for re-election as a Director at the AGM. The Company concurs with Mr. Li's view as mentioned.

Save as described above, in relation to the re-election of Mr. Li as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Mr. SUNG Hem Kuen, aged 36, was appointed an Executive Director and the Chief Financial Officer of the Company in April 2008. He acted as a Company Secretary of the Company from June 2008 to April 2009. Mr. Sung graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has extensive experiences in auditing, accounting and corporate restructuring. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also a fellow member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has worked in a major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of Guangdong Investment Limited ("GDI") before joining the Company.

Other than as stated above, Mr. Sung is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed companies in the last three years.

As at the Latest Practicable Date, Mr. Sung had a derivative interest in respect of 900,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Sung does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

Mr. Sung has entered into a service contract with the Company, and Mr. Sung, if elected, will be appointed as an Executive Director with effect from the conclusion of the AGM for a term of not more than approximately 3 years expiring at the conclusion of the Company's annual general meeting to be held in 2013, subject to earlier determination in accordance with the Articles of Association and/or applicable laws and regulations. His total remuneration for the year ended 31 December 2009 was HK$1,196,600, which comprised the fixed annual remuneration, allowance and other benefits of HK$955,500, discretionary bonuses pegged to performance of HK$211,100 and a total payment of HK$30,000 for his pension scheme contributions. Such emoluments are determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described above, in relation to the re-election of Mr. Sung as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Ms. HOU Zhuobing, aged 49, was appointed a Non-Executive Director of the Company in August 2006 and is also a director of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. She acted as a Non-Executive Director of the Company between May 2000 to July 2002. Ms. Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Ms. Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of Guangdong Enterprises (Holdings) Limited in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Ms. Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Guangdong Holdings Limited and GDH.

Other than as stated above, Ms. Hou is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed companies in the last three years.

As at the Latest Practicable Date, Ms. Hou had a derivative interest in respect of 1,000,000 Shares in the Company within the meaning of Part XV of the SFO. Also, she is interested in 32,000 ordinary shares in GDI. Save as disclosed above, Ms. Hou does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Ms. Hou, if elected, will be appointed as an Non-Executive Director with effect from the conclusion of the AGM for a term of not more than approximately 3 years expiring at the conclusion of the Company's annual general meeting to be held in 2013, subject to earlier determination in accordance with the Articles of Association and/or applicable laws and regulations. She did not receive any emoluments from the Company for the year ended 31 December 2009. As a Non-Executive Director, Ms. Hou is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described above, in relation to the re-election of Ms. Hou as a Non-Executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Ms. TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honoris Causa), LL.B. (Hons.), Barrister-at Law,* aged 64, was appointed an Independent Non-Executive Director of the Company in June 1999. Ms. Tam is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Co., Ltd., Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. Her public duties include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC. Ms. Tam is also a member of the Operations Review Committee of the Independent Commission Against Corruption ("ICAC") and a member of the Witness Protection Review Board of the ICAC with effect from 1 January 2010.

Other than as stated above, Ms. Tam is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed companies in the last three years.

As at the Latest Practicable Date, Ms. Tam was interested in 200,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Ms. Tam does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Ms. Tam, if elected, will be appointed as an Independent Non-Executive Director with effect from the conclusion of the AGM for a term of not more than approximately 3 years expiring at the conclusion of the Company's annual general meeting to be held in 2013, subject to earlier determination in accordance with the Articles of Association and/or applicable laws and regulations. The total amount of Ms. Tam's emoluments as an Independent Non-Executive Director, and members of the audit committee, the compensation committee and the nomination committee amounted to HK$300,000 for the year ended 31 December 2009. Ms. Tam is entitled to such director's fee and emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described above, in relation to the re-election of Ms. Tam as an Independent Non-Executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Friday, 28 May 2010 at 11:30 a.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2009.

2. To declare a final dividend for the year ended 31 December 2009.

3. To re-elect retiring Directors and authorize the Board of Directors to fix the remuneration of Directors.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to the other provisions of this resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this resolution) of all the powers of the Company to allot, issue and deal with ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted, issued or dealt with, or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given under paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the articles of association of the Company (the "Articles of Association"), shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors) to holders of Ordinary Shares on the register of members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any authorized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and authorized by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of resolutions no. 5 and no. 6 set out in the notice convening the annual general meeting, the aggregate nominal amount of the number of ordinary shares of HK$0.50 each in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in the said resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors pursuant to the approval in the said resolution no. 5."

By order of the Board
LO Wing Suet
Company Secretary

Hong Kong, 19 April 2010

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote in his place and such proxy need not be a shareholder of the Company.

(ii) A form of proxy is enclosed. To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of members in respect of the joint holding.

(iv) The register of members of the Company will be closed from Wednesday, 26 May 2010 to Friday, 28 May 2010, both days inclusive, during such period no transfer of shares will be registered.

(v) In order to qualify for the proposed final dividend for 2009, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 25 May 2010.

(vi) In relation to resolution no. 5, approval is being sought from shareholders of the Company for a general mandate to authorize the issue of Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.

(vii) In relation to resolution no. 6, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Ordinary Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. The Explanatory Statement containing the information necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Ordinary Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the Appendix I to this circular.

(viii) In relation to resolution no. 7, approval is being sought from shareholders of the Company to extend the general mandate to authorize the issue of Ordinary Shares by adding the repurchased Ordinary Shares to the 20 per cent. general mandate to issue Ordinary Shares.

(vi) 有關第5項決議案，擬徵求股東批准發行普通股之一般授權。董事擬表明，彼等現無計劃根據此項一般授權發行任何新普通股。

(vii) 有關第6項決議案，董事擬表明只會在彼等認為符合本公司股東利益之情況下行使該項授權所賦予之權力以購回普通股。《香港聯合交易所證券上市規則》規定之說明函件載於本通函附錄一，其中載列所需資料以讓本公司股東就投票贊成或反對批准本公司購回本身普通股之決議案作出知情決定。

(viii) 有關第7項決議案，擬徵求股東批准擴大發行普通股之一般授權，將購回普通股加入20%之發行普通股一般授權。

7. 「**動議**待召開股東週年大會之通告所載第5及6項決議案獲通過後，董事根據上述第6項決議案獲授權購回本公司股本中每股面值0.50港元之普通股股份數目之總面額，將加於董事根據上述第5項決議案可能配發、發行或處理或有條件或無條件同意配發、發行或處理之股本總面額。」

承董事會命
公司秘書
盧詠雪

香港，2010年4月19日

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

附註：

(i) 凡有權出席上述大會並於會上投票之股東，均可委任一名或以上代表代其出席大會，及於投票表決時代表其投票，受委代表毋須為本公司股東。

(ii) 隨本通函附奉一份代表委任表格。代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓，方為有效。股東在委派代表後仍可親自出席大會或其任何續會，並於會上投票。如股東交回代表委任表格後親自出席大會，則代表委任表格將被視作撤銷論。

(iii) 如屬聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

(iv) 本公司將於2010年5月26日(星期三)至2010年5月28日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，在上述期間不會辦理股份轉讓手續。

(v) 為符合收取擬派發的2009年末期股息之資格，必須於2010年5月25日(星期二)下午4時30分正前將所有股份過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。

「配售新股」乃指於本公司(或董事)指定之期間內，向於指定記錄日期名列本公司股東名冊(普通股)內之普通股持有人，按彼等當時之普通股持股比例提呈發售普通股之建議(惟須受董事就零碎股權，或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6. 「**動議**：

(a) 在本決議案(b)段規限下，一般及無條件批准董事於有關期間內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市且獲證券及期貨事務監察委員會與聯交所就此根據《香港股份購回守則》批准之任何其他證券交易所，購回本公司股本中每股面值0.50港元之普通股股份(「普通股」)，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；

(b) 本公司獲授權根據本決議案(a)段購回之普通股總面額，不得超過通過本決議案當日已發行普通股總面額之10%；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或香港任何適用法例規定本公司須予舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案授予之權力經由本公司股東在股東大會通過普通決議案撤銷或修訂之日。」

(b) 本決議案(a)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出及／或授予將需要或可能需要於有關期間結束後行使此等權力之建議、協議、購股權或認股權證；

(c) 董事根據本決議案(a)段之批准而配發、發行或處理或有條件或無條件同意配發、發行或處理(不論是否依據購股權)之普通股總面額，不得超過本決議案通過當日已發行普通股總面額之20%，惟根據(i)配售新股(定義見本決議案(d)段)；(ii)行使本公司所發行任何認股權證、優先股、可換股債券或可兌換為普通股之其他證券之認購權或轉換權；(iii)本公司按任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事、行政人員及／或僱員及／或其他合資格人士(如有)授出購股權之類似安排行使授出之購股權以認購普通股；或(iv)任何根據本公司之組織章程細則(「組織章程細則」)配發普通股以代替全部或部份普通股股息之以股代息或類似安排而配發者除外，而上述批准須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 組織章程細則或中華人民共和國香港特別行政區(「香港」)任何適用法例規定本公司須予舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案授予之權力經由本公司股東在股東大會通過普通決議案撤銷或修訂之日；

及，



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

股東週年大會通告

茲通告廣南(集團)有限公司(「本公司」)謹定於2010年5月28日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便討論及處理下列事項：

作為普通事項：

1. 接納及省覽截至2009年12月31日止年度之經審核綜合財務報表、本公司之董事會(「董事」)報告及本公司之核數師(「核數師」)報告。

2. 宣佈派發截至2009年12月31日止年度之末期股息。

3. 重選退任董事並授權董事會釐定董事酬金。

4. 重新委聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

5. 「**動議**：

 (a) 在本決議案其他規定下及根據香港法例第32章《公司條例》第57B條，一般及無條件批准董事於有關期間(定義見本決議案(d)段)內行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.50港元之普通股股份(「普通股」)及／或購股權、認股權證及／或附有可認購任何普通股權利之契據或可轉換成普通股之證券，以及作出及／或授予將需要或可能需要行使此等權力之建議、協議、購股權或認股權證；

除以上所述者外，就侯小姐重選為本公司非執行董事而言，根據上市規則第13.51(2)條任何條文規定，概無任何其他須予披露之資料或目前╱過往涉及須予披露之任何事宜，且概無任何事宜須予知會股東垂注。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，64歲，於1999年6月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。彼由2010年1月1日起擔任廉政公署審查貪污舉報諮詢委員會委員及廉政公署保護證人覆核委員會小組成員。

除以上所述者外，譚小姐與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公司董事職位。

於最後實際可行日期，譚小姐擁有本公司200,000股股份之權益。除上述披露者外，譚小姐並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及╱或相關股份的權益。

本公司與譚小姐並無訂立任何服務合約及譚小姐如獲選，將獲委任為獨立非執行董事，任期不超過約三年，由股東週年大會結束時起至本公司將於2013年舉行之股東週年大會結束時屆滿，或根據組織章程細則及╱或適用之法律及法規而需要提前終止。於截至2009年12月31日止年度，譚小姐分別出任本公司獨立非執行董事、審核委員會成員、薪酬委員會成員、以及提名委員會成員之酬金總額為300,000港元。譚小姐擔任本公司上述職務有權收取可能由董事會根據組織章程細則批准之董事袍金及董事酬金。譚小姐之酬金乃參照職責、當時之行業市況及本公司之薪酬政策、經營業績及盈利能力而釐定。

除以上所述者外，就譚小姐重選為本公司非執行董事而言，根據上市規則第13.51(2)條任何條文規定，概無任何其他須予披露之資料或目前╱過往涉及須予披露之任何事宜，且概無任何事宜須予知會股東垂注。

本公司與宋先生已訂立服務合約及宋先生如獲選，將獲委任為執行董事，任期不超過約三年，由股東週年大會結束時起至本公司將於2013年舉行之股東週年大會結束時屆滿，或根據組織章程細則及／或適用之法律及法規而需要提前終止。於截至2009年12月31日止年度，宋先生之總酬金為1,196,600港元，當中包括基本薪金、津貼及其他福利955,500港元，與表現掛鉤之酌情花紅211,100港元及退休計劃供款30,000港元。該等酬金乃參照職責、當時之行業市況及本公司之薪酬政策、經營業績及盈利能力而釐定。

除以上所述者外，就宋先生重選為本公司執行董事而言，根據上市規則第13.51(2)條任何條文規定，概無任何其他須予披露之資料或目前／過往涉及須予披露之任何事宜，且概無任何事宜須予知會股東垂注。

侯卓冰小姐，49歲，於2006年8月獲委任為本公司非執行董事，現時亦擔任中粵浦項(秦皇島)馬口鐵工業有限公司的董事。彼於2000年5月至2002年7月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於1988年加入粵海企業財務部，於2000年8月至2002年7月曾擔任香港粵海財務部總經理。其後，侯小姐出任廣東天河城(集團)股份有限公司董事兼財務總監，直至2006年7月起分別出任廣東粵海控股有限公司及香港粵海財務部總經理。

除以上所述者外，侯小姐與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公司董事職位。

於最後實際可行日期，侯小姐擁有本公司1,000,000股普通股之衍生權益(定義見證券及期貨條例第XV部)。此外，侯小姐擁有粵海投資32,000股普通股之權益。除此以外，侯小姐並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與侯小姐並無訂立任何服務合約及侯小姐如獲選，將獲委任為非執行董事，任期不超過約三年，由股東週年大會結束時起至本公司將於2013年舉行之股東週年大會結束時屆滿，或根據組織章程細則及／或適用之法律及法規而需要提前終止。彼於截至2009年12月31日止年度並無收取本公司任何酬金。侯小姐擔任非執行董事，有權收取可能由董事會根據組織章程細則批准之董事袍金及董事酬金。侯小姐之酬金(如有)乃參照職責、當時之行業市況及本公司之薪酬政策、經營業績及盈利能力而釐定。

如上文所述，李先生於1998年9月起出任南粵食品及南粵鮮活商品之總經理。於1998年12月，廣東省政府展開(其中包括)有關南粵(集團)有限公司及其當時的附屬公司(包括南粵食品及南粵鮮活商品)(「南粵集團」)的債務重組(「重組」)。於2000年12月21日，南粵集團正式簽訂(其中包括)債務重組協議，南粵集團之債權人同意參與重組。南粵集團重組涉及之金額估計約達29億7,400萬港元，重組於2000年12月22日完成。於重組完成以前，南粵食品及南粵鮮活商品間接由廣東省政府全資擁有。於重組完成以後，南粵食品及南粵鮮活商品成為粵海控股集團有限公司(「香港粵海」)的間接全資附屬公司。香港粵海為本公司之控股股東。經南粵集團於2009年重組後，現時南粵集團不再為香港粵海之附屬公司。

李先生認為其教育背景、豐富經驗、才幹、個性和品格，顯示其適合及能勝任繼續擔任本公司的執行董事。因此，李先生將在股東週年大會上膺選連任。本公司同意李先生上述的觀點。

除以上所述者外，就李先生重選為本公司執行董事而言，根據上市規則第13.51(2)條任何條文規定，概無任何其他須予披露之資料或目前／過往涉及須予披露之任何事宜，且概無任何事宜須予知會股東垂注。

宋咸權先生，36歲，於2008年4月獲委任為本公司執行董事兼財務總監。彼亦於2008年6月至2009年4月擔任本公司之公司秘書。宋先生畢業於香港大學，持有工商管理學士學位，在核數、會計和企業重組等方面擁有豐富經驗。彼為香港會計師公會和英國特許公認會計師公會資深會員，亦為香港特許秘書公會和英國特許秘書及行政人員公會資深會員。宋先生曾於一間主要國際會計師行任職逾10年。在加入本公司前，宋先生擔任粵海投資有限公司(「粵海投資」)助理財務總監。

除以上所述者外，宋先生與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公司董事職位。

於最後實際可行日期，宋先生擁有本公司900,000股普通股之衍生權益(定義見證券及期貨條例第XV部)。除此以外，宋先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

建議於股東週年大會上重選的董事履歷詳情如下：

李力先生，54歲，於2010年4月獲委任為本公司執行董事兼副主席。李先生於中國中山大學及中國華南師範大學專科畢業。於2000年5月至2002年7月，李先生曾擔任本公司的常務副主席。由2008年1月至2009年6月，彼亦為本公司的執行董事兼副主席。彼亦曾擔任本公司若干附屬公司之董事長。李先生自1986年至1998年曾在廣東省對外經濟貿易委員會工作，並於1995年出任廣東省對外經濟貿易委員會經貿管理處副處長。自1998年9月起，李先生出任澳門南粵食品水產有限公司(「南粵食品」)及澳門南粵鮮活商品批發市場有限公司(「南粵鮮活商品」)總經理，並由2001年6月起擔任該兩間公司之董事長。由2004年11月起，李先生同時擔任南粵聯豐貿易有限公司(「南粵聯豐」)之董事長。於2010年3月16日，李先生不再為南粵食品、南粵鮮活商品及南粵聯豐之董事長。該三間公司均在中國澳門特別行政區註冊成立。

除以上所述者外，李先生與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內出任其他上市公司擔任董事職位。

於最後實際可行日期，李先生擁有本公司1,417,000股普通股之權益(定義見證券及期貨條例第XV部)。除此以外，李先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與李先生並無訂立任何服務合約及李先生如獲選，將獲委任為執行董事，任期不超過三年，由股東週年大會結束時起至本公司將於2013年舉行之股東週年大會結束時屆滿，或根據組織章程細則及／或適用之法律及法規而需要提前終止。李先生之總酬金包括每年591,500港元之固定年度總酬金及與表現掛鈎之酌情花紅。該等酬金乃參照職責、當時之行業市況及本公司之薪酬政策、經營業績及盈利能力而釐定。

除以下所述者外，概無任何企業、公司或未註冊成立之企業於李先生出任其中一名董事或其不再出任其中一名董事之12個月內遭解散或清盤(除該公司尚有償債能力提出自動清盤除外)，或破產或類似法律程序之對象，或訂立任何形式安排或與債權人達成和解協議，或對其委任財產接收人、受託人或類似人員。

市價

股份於最後實際可行日期前12個月期間每月在聯交所買賣之最高及最低價如下：

	交易市價	
	最高	**最低**
	港元	*港元*
2009年		
4月	0.85	0.65
5月	1.08	0.76
6月	1.07	0.88
7月	1.07	0.90
8月	1.08	0.93
9月	1.19	0.92
10月	1.18	1.01
11月	1.48	1.06
12月	1.80	1.31
2010年		
1月	1.74	1.40
2月	1.50	1.35
3月	1.67	1.45
4月（至最後實際可行日期）	1.60	1.50

權益的披露

目前並無任何董事或(於作出一切合理查詢後就董事所知)彼等之聯繫人(按上市規則之釋義),擬在購回授權獲行使時出售任何股份予本公司。

目前並無任何本公司之關連人士(按上市規則之釋義)知會本公司,擬在購回授權獲行使時出售股份予本公司,或承諾不出售股份予本公司。

董事之承諾

董事已向聯交所作出承諾,在適用的情況下,彼等將根據上市規則及適用的香港法例行使購回授權。

本公司購回股份

在緊接最後實際可行日期前的過去6個月期間,本公司並無購回任何股份(無論於聯交所或以其他方式購回)。

收購守則之後果

倘本公司因購回股份而導致股東在本公司投票權所佔的權益比例有所增加,則就收購守則而言,有關增加將視作一項收購。因此,一名股東或一群採取一致行動的股東,視乎股東權益增加之水平,可取得或鞏固於本公司的控制權,因而須根據收購守則第26條的規定作出強制性收購行動。

於最後實際可行日期,本公司根據證券及期貨條例第336條存置的登記冊已記錄本公司的直接控股股東粵海控股集團有限公司(「香港粵海」)擁有537,198,868股股份權益,佔本公司已發行股本約59.31%。倘購回授權獲全面行使,並假設香港粵海所持的股份數目不變,且本公司股本並無其他變化,香港粵海於本公司的持股比例將增至佔緊隨購回股份授權全面行使後本公司經削減已發行股本約65.9%。據董事所知,根據購回授權而作出任何購回股份不會引起任何有關收購守則的後果。此外,行使購回授權(無論全面或以其他方式行使)時,董事將會確保本公司遵照上市規則的規定,包括公眾持股量的最低比例。

本附錄為根據上市規則規定向股東發出將於股東週年大會上提呈有關購回授權建議之說明函件，而本說明函件亦構成公司條例第49BA條所規定之備忘錄。

行使購回授權

儘管董事現不擬立即購回任何股份，惟彼等認為倘有關購回授權之普通決議案獲得通過而向彼等授出授權，從而獲得靈活性，將有利於本公司。

現建議可購回股份的數目，最多可達普通決議案通過當日已發行股份面值的10%。於最後實際可行日期已發行905,723,285股股份。以該數字為基礎，董事將獲授權於通過普通決議案至本公司下屆2011年股東週年大會結束時，或任何法例或組織章程細則規定本公司須召開下屆股東週年大會的期限屆滿，或購回授權經股東在股東大會上以普通決議案撤銷或修訂(以上述三種情況的最早者為準)的期間內，可購回最多90,572,328股股份。

購回之理由

董事只會在認為購回股份有利於本公司及股東之情況下進行，並可能使本公司資產淨值及／或每股股份盈利上升(視乎當時市況及資金安排而定)。

購回之資金

購回股份時，本公司僅可動用根據其組織章程大綱及組織章程細則、香港法例及上市規則規定可合法撥作購回用途的資金。根據購回授權而進行之任何購回，將動用本公司所可合法容許作此用途之資金，包括原可供派發股息或分派之本公司資金或為此目的而發行新股所得之款項。

倘全面行使購回授權，本公司的營運資金或資本負債比率可能會蒙受重大不利影響(相對於最新公佈截至2009年12月31日止年度的經審核賬目所載財務狀況而言)。然而，若行使購回授權而可能對本公司的營運資金或董事認為本公司不時合適的資本負債比率造成重大不利影響，在該等情況下，董事不擬行使購回授權。

4. 股東週年大會

股東週年大會通告載於本通函附錄三。股東務請細閱股東週年大會通告，並將隨附之代表委任表格按其上印列之指示填妥，並不遲於股東週年大會或其任何續會(視乎情況而定)指定舉行時間48小時前將表格送達本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

根據上市規則第13.39(4)條，所有載於股東大會通告內的決議案將以投票表決方式決定。投票表決結果將根據上市規則第13.39(5)條所述之方式公佈。

5. 推薦建議

董事相信，授出一般授權及重選董事乃符合本公司及股東之最佳利益。因此，董事建議各位股東投票贊成將於股東週年大會上提呈之普通決議案。

6. 責任聲明

本通函載有遵照上市規則的規定提供有關之本公司資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏任何其他事實，以致其所載的內容有所誤導。

此致

列位股東　台照

承董事會命
主席
梁江

2010年4月19日

待建議批准發行授權之決議案獲通過後，並以股東週年大會前本公司再無發行或購回股份為基礎，於最後實際可行日期，本公司根據發行授權可發行最多181,144,657股股份。

3. 重選董事

根據組織章程細則，於本公司每屆股東週年大會上，當時董事人數之三分之一（或倘該數目並非三之倍數，則為最接近但不多於人數三分之一之數目）須輪值退任。惟即使章程細則內其他條款有任何其他規定（如有），在符合上市守則項下就董事輪值退任的要求的前提下，每一位董事均須每三年最少於股東大會上輪值退任一次。每年須退任之董事為自其上次獲選起計任期最長之董事，倘多位董事於同日成為或被重選為董事，則須以抽籤決定須退任之董事（除非彼等就此自行達成協議）。退任董事將符合資格膺選連任。

於本公司2009年股東週年大會後獲委任為董事的李力先生，將根據組織章程細則第92條於應屆股東週年大會上退任，並符合資格願意膺選連任。宋咸權先生、侯卓冰小姐及譚惠珠小姐將根據組織章程細則第101條於應屆股東週年大會上輪值退任，並符合資格願意膺選連任。有關將於股東週年大會上退任，並符合資格願意膺選連任之董事資料載於本通函附錄二。

上市規則附錄14建議，擔任董事超過9年足以作為一個考慮界線。倘獨立非執行董事服務年期超過9年，任何擬繼續委任該名獨立非執行董事均應以獨立決議案形式由股東審議通過。

譚惠珠小姐已出任獨立非執行董事超過9年。然而，本公司已接獲譚小姐根據上市規則發出之獨立身分確認書，而且譚小姐過往並無參與本集團日常經營管理工作。所以儘管彼已於本公司服務超過9年，惟經考慮彼過往工作範圍之獨立性後，董事認為譚小姐根據上市規則，仍屬於獨立人士。

因此，董事謹此徵求股東批准繼續委任譚小姐為獨立非執行董事。

2. 一般授權

於2009年6月5日舉行之本公司上屆股東週年大會上，通過決議案授予董事一般授權以(i)配發、發行及以其他方式處理新股份，惟不得超逾本公司於2009年6月5日已發行股本之20%；(ii)在聯交所購回最多可達本公司於2009年6月5日已發行股本10%之股份；及(iii)擴大授予董事配發及發行股份之一般授權，將本公司所購回之股份數目加入該一般授權。

根據公司條例及上市規則，除非在股東週年大會上再賦授此等一般授權，否則將於股東週年大會結束時失效。為了提供董事連續的靈活性，本公司將在股東週年大會上提呈再賦授此等授權的決議案。

(a) 購回授權

將於股東週年大會上提呈之普通決議案(載於股東週年大會通告內第6項普通決議案)，將重新授予董事一般及無條件授權，讓董事行使本公司權力以於有關期間(定義見股東週年大會通告第6(c)項普通決議案)內隨時可購回最多佔於通過第6項普通決議案當日本公司已發行股本面值總額10%之股份。按上市規則規定載列有關購回股份授權必需資料之説明函件載於本通函附錄一。

於最後實際可行日期，本公司之已發行股份數目為905,723,285。待建議批准購回授權之決議案獲通過後，並以股東週年大會前本公司再無發行或購回股份為基礎，本公司根據購回授權可購回最多90,572,328股股份。

(b) 發行授權

將於股東週年大會上提呈之普通決議案(載於股東週年大會通告內第5項普通決議案)，將重新授予董事一般及無條件授權，於有關期間內(定義見股東週年大會通告第5(d)項普通決議案)隨時發行最多佔於通過第5項普通決議案當日本公司已發行股本面值總額20%之股份。此外，普通決議案(載於股東週年大會通告內第7項普通決議案)將提呈以擴大發行授權，藉加入根據購回授權之股份數目提高發行授權之上限。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁江*(主席)*
李力*(副主席)*
譚云標*(總經理)*
宋咸權*(財務總監)*

非執行董事：
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

敬啟者：

購回股份及發行股份的一般授權
重選董事
及
股東週年大會通告

1. 緒言

本通函旨在向 閣下提供股東週年大會通告以及將在股東週年大會上處理的事宜之資料，其中包括：

(a) 授予一般授權，以及藉加入根據購回授權所購回之股份，擴大授予董事之發行授權；及

(b) 重選退任董事。

「最後實際可行日期」	指	2010年4月14日，即本通函付印前確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	經不時修訂之《聯交所證券上市規則》;
「普通決議案」	指	股東週年大會通告提呈之普通決議案；
「購回授權」	指	於股東週年大會上提呈授予董事之一般及無條件授權，以購回不超於通過授出該授權之有關普通決議案當日本公司已發行股本面值總額10%之股份；
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》;
「股份」	指	本公司股本中每股面值0.50港元之普通股；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	本公司當時及不時在香港或其他地區註冊成立之附屬公司(定義見公司條例第2條);
「主要股東」	指	上市規則所賦予之涵義；
「收購守則」	指	香港《公司收購及合併守則》; 及
「%」	指	百份比。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於2010年5月28日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會(或如文義需要，該大會之任何續會)，大會通告載於本通函第14頁至第18頁內；
「股東週年大會通告」	指	本通函第14頁至第18頁內所載召開股東週年大會之通告；
「組織章程細則」	指	本公司最初採納或根據公司條例不時修訂的組織章程細則;
「董事會」	指	本公司之董事會；
「公司條例」	指	香港法例第32章《公司條例》;
「本公司」	指	廣南(集團)有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市；
「控股股東」	指	上市規則所賦予之涵義；
「董事」	指	本公司之董事；
「一般授權」	指	購回授權及發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」或「香港特別行政區」	指	中華人民共和國香港特別行政區；
「發行授權」	指	於股東週年大會提呈授予董事之一般及無條件授權，以發行不超過於通過授出該授權之有關普通決議案當日本公司已發行股本面值總額20%之股份；

目 錄

此乃要件　請即處理

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人，或經手買賣或轉讓的銀行、股票經紀、註冊證券交易商或其他代理商，以便轉交買主或受讓人。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

購回股份及發行股份的一般授權
重選董事
及
股東週年大會通告

現謹訂於2010年5月28日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行本公司股東週年大會，股東週年大會通告載於本通函第14頁至第18頁內。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印列的指示填妥及交回，惟無論如何須於股東週年大會指定舉行時間48小時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

2010年4月19日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and Independent Shareholders of Guangnan (Holdings) Limited


CIMB

CIMB Securities (HK) Limited

A letter from the Board is set out on pages 4 to 14 of this circular. A letter from the Independent Board Committee is set out on page 15 of this circular. A letter from CIMB Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 16 to 23 of this circular.

31 August 2009

CONTENTS

In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the Shares of which are listed on the Stock Exchange;
"Directors"	directors of the Company;
"Fee"	1.5% of free on board ("FOB") Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of the relevant tinplate products only, which is different from the Price, as the Price may include the transportation expenses, insurance and other related expenses to be incurred for the delivery of tinplate products from Qinhuangdao to the overseas customers;
"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling Shareholder holding approximately 59.32% of the issued share capital of the Company as at the date of this circular;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	a committee of the Board comprising Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria, and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors;
"Independent Financial Adviser"	CIMB Securities (HK) Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions;

"Independent Shareholders"	the meaning ascribed to it in Chapter 14A of the Listing Rules;
"Latest Practicable Date"	26 August 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-Asia"	POSCO Asia Company Limited (浦亞實業有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;
"POSCO-China"	浦項（中國）投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"PRC"	the People's Republic of China (which, for the purposes of this circular, excluding Hong Kong, Macau and Taiwan);
"Price"	the contract price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao);
"Relevant Continuing Connected Transactions"	the continuing connected transactions to be conducted pursuant to the Sale and Purchase Framework Agreement, the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) and the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed);
"Sale and Purchase Framework Agreement"	the sale and purchase framework agreement dated 10 August 2009 entered into between Zhongyue Tinplate and POSCO-Asia;

"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Share(s)"	share(s) of HK$0.50 each in the share capital of the Company;
"Shareholder(s)"	shareholder(s) of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States dollar, the lawful currency of the United States of America;
"Zhongyue Industry"	Zhongyue Industry Material Limited (中粵材料有限公司), a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;
"Zhongyue Posco Supply Agreement"	the agreement dated 21 December 2006 entered into between POSCO, POSCO-China and Zhongyue Industry for the supply of blackplates by the POSCO Group to Zhongyue Posco (Qinhuangdao);
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co., Ltd.), a Sino-foreign equity joint venture company established in the PRC on 22 June 1989 and is currently an indirect wholly-owned subsidiary of the Company;
"Zhongyue Tinplate Supply Agreement"	the agreement dated 14 September 2005 entered into between POSCO, POSCO-China and Zhongyue Tinplate for the supply of blackplates by the POSCO Group to Zhongyue Tinplate; and
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80.

The exchange rate referred to above is for the use in this circular and for illustration purpose only, and no representation is made or given that any amount in any currency referred to above can be converted at such rate or any other rate.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
Liang Jiang *(Chairman)*
Tan Yunbiao *(General Manager)*
Sung Hem Kuen *(Chief Financial Officer)*

Non-executive Directors:
Huang Xiaofeng
Luo Fanyu
Hou Zhuobing

Independent Non-executive Directors:
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

31 August 2009

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

Reference is made to the announcement of the Company dated 10 August 2009.

On 10 August 2009, Zhongyue Tinplate entered into the Sale and Purchase Framework Agreement with POSCO-Asia for the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia. POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore POSCO-Asia is a connected person of the Company under the Listing Rules. Thus, the supply and sale of tinplate products contemplated under the Sale and Purchase Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Pursuant to the Framework Agreement dated 11 December 2007, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2010 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this circular. The arrangements contemplated under the Framework Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

Pursuant to the Zhongyue Tinplate Supply Agreement dated 14 September 2005 and renewed on 1 July 2009, the POSCO Group has been supplying blackplates to Zhongyue Tinplate. Pursuant to the Zhongyue Posco Supply Agreement dated 21 December 2006, the POSCO Group has been supplying blackplates to Zhongyue Posco (Qinhuangdao). It is proposed that the Zhongyue Posco Supply Agreement shall be renewed for one year commencing on 1 October 2009 and Zhongyue Industry will not give a written objection to the renewal of the Zhongyue Posco Supply Agreement if the Company obtains the approval of GDH and the waiver from the Stock Exchange in the manner referred to in this circular. The arrangements contemplated under the Zhongyue Tinplate Supply Agreement (as renewed) and the Zhongyue Posco Supply Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because both POSCO and POSCO-China are substantial shareholders of Zhongyue Posco (Qinhuangdao) and therefore are connected persons of the Company under the Listing Rules.

2. NEW CONTINUING CONNECTED TRANSACTIONS

Sale and Purchase Framework Agreement

On 10 August 2009, Zhongyue Tinplate entered into the Sale and Purchase Framework Agreement with POSCO-Asia for the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia. POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and therefore POSCO-Asia is a connected person of the Company under the Listing Rules. Thus, the supply and sale of tinplate products contemplated under the Sale and Purchase Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Parties

(1) Zhongyue Tinplate; and

(2) POSCO-Asia.

Term

The Sale and Purchase Framework Agreement shall commence upon obtaining the approval from GDH (being 14 August 2009) to 31 December 2010 (both dates inclusive) and thereafter renewable annually if the parties thereto do not have any written objection to such renewal on the date of expiration.

Consideration for the supply and sale of tinplate products

The price of tinplate products will be determined based on the prevailing market rate of tinplate products and after arm's length negotiation between Zhongyue Tinplate and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Tinplate will be on terms no more favourable than those supplied by Zhongyue Tinplate or other members of the Group to independent third parties who are customers of the Group. The consideration of tinplate products to be purchased by POSCO-Asia will be settled by letters of credit, telegraphic transfer or otherwise as agreed from time to time by the relevant parties.

The Board considers that the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia will be carried out in the ordinary and usual course of business of Zhongyue Tinplate and on normal commercial terms from the perspective of Zhongyue Tinplate, and the terms of the transactions will be fair and reasonable and in the interests of the Shareholders as a whole.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply and sell tinplate products pursuant to the Sale and Purchase Framework Agreement as POSCO-Asia has extensive sales networks outside the PRC and that the supply and sale of tinplate products to POSCO-Asia will enable Zhongyue Tinplate to better distribute its tinplate products to overseas market.

The Board considers that the supply and sale of tinplate products to POSCO-Asia will be carried out in the ordinary and usual course of business of the Company and is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical amount

Zhongyue Tinplate had supplied tinplates and tinplate related products to POSCO-China prior to the entering into the Sale and Purchase Framework Agreement. The transaction amounts for the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China was approximately US$4,243,205 (approximately HK$33,097,000) and approximately US$2,340,128 (approximately HK$18,253,000) for the year ended 31 December 2007 and the three months ended 31 March 2008 respectively and Zhongyue Tinplate has not supplied tinplates and tinplate related products to POSCO-China since then.

Cap for the relevant period ending 31 December 2009 and the annual cap for 2010

The Board estimates that the cap for the supply and sale of tinplate products to POSCO-Asia under the Sale and Purchase Framework Agreement for the relevant period ending 31 December 2009 will not exceed US$1,680,000 (approximately HK$13,104,000) and the annual cap for the supply and sale of tinplate products to POSCO-Asia under the Sale and Purchase Framework Agreement for the year ending 31 December 2010 will not exceed US$4,410,000 (approximately HK$34,398,000).

Such caps are determined by reference to (i) the anticipated demands of customers of POSCO-Asia outside the PRC for the relevant period ending 31 December 2009 and the year ending 31 December 2010, respectively; and (ii) the anticipated trend of the market price of tinplate products for the aforesaid periods.

The Board considers that the proposed caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3. RENEWAL OF EXISTING CONTINUING CONNECTED TRANSACTIONS

(A) Framework Agreement

Pursuant to the Framework Agreement dated 11 December 2007, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. Such supply and sale of tinplate products contemplated under the Framework Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

The provisions relating to the renewal of the Framework Agreement, the appointment of POSCO-China, the distribution of tinplate products by POSCO-Asia and the determination of the consideration under the Framework Agreement (as renewed) are the same as those in the original Framework Agreement, the details of which are set out below.

Renewal

The Framework Agreement was initially for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. Each party to the Framework Agreement may terminate it at its sole discretion by serving a notice of objection to such renewal to the other parties prior to the expiration of the Framework Agreement. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2010 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this circular.

Distribution of tinplate products

Zhongyue Posco (Qinhuangdao) has appointed and, after the renewal of the Framework Agreement, will continue to appoint POSCO-China as its export distributor of its tinplate products and in this connection, if the Framework Agreement is renewed, POSCO-Asia will continue to carry out the related export distribution for POSCO-China. POSCO-China has assured Zhongyue Posco (Qinhuangdao) that at least 35% of its tinplate products will be exported. Such 35% sales assurance is a target under the Framework Agreement (as renewed) and there will be no consequence for any failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contracts with POSCO-Asia in relation to the supply and sale of tinplate products.

Consideration for the supply and sale of tinplate products

The consideration (the "Consideration") for tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be the Price minus the Fee. The Price will be determined based on the prevailing market prices of tinplate products and the Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third parties who are distributors of the Group. The consideration of tinplate products to be purchased by POSCO-Asia will be settled by letters of credit.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Posco (Qinhuangdao) to continue to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor with POSCO-Asia carrying out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales networks outside the PRC, and that the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) will enable Zhongyue Posco (Qinhuangdao) to better distribute its tinplate products to overseas market.

The Board considers that the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) will continue to be carried out in the ordinary and usual course of business of the Company and on normal commercial terms, and the terms of the transactions will continue to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical cap and proposed annual cap

Historical cap

As disclosed in the circular dated 24 December 2008, the annual cap for the continuing connected transactions under the Framework Agreement for the year ending 31 December 2009 is US$198,270,000 (approximately HK$1,546,506,000). For the seven months ended 31 July 2009, according to the management accounts of Zhongyue Posco (Qinhuangdao), the aggregate of the Consideration received or to be received by Zhongyue Posco (Qinhuangdao) from POSCO-Asia was approximately US$37,462,656 (approximately HK$292,208,717) (the "Historical Consideration").

Proposed cap for 2010

The Board estimates that the annual cap for the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) for the year ending 31 December 2010 will not exceed US$124,609,000 (approximately HK$971,950,200).

Such cap is determined by reference to (i) the amount of the Historical Consideration; (ii) the Company's projection of the production of tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010; and (iii) the anticipated demand of the customers of POSCO-Asia for the year ending 31 December 2010, which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

(B) Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement

Pursuant to the Zhongyue Tinplate Supply Agreement dated 14 September 2005 and renewed on 1 July 2009, the POSCO Group has been supplying blackplates to Zhongyue Tinplate and pursuant to the Zhongyue Posco Supply Agreement dated 21 December 2006, the POSCO Group has been supplying blackplates to Zhongyue Posco (Qinhuangdao). The supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because both POSCO and POSCO-China are substantial shareholders of Zhongyue Posco (Qinhuangdao) and therefore are connected persons of the Company under the Listing Rules.

The provisions relating to the renewal of the Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement, the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) and the determination of the consideration under the Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement (as the case maybe) are the same as those in the original Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement (as the case maybe).

Renewal

The Zhongyue Tinplate Supply Agreement was initially for a term of one year commencing on 1 July 2005 and renewable annually thereafter if the parties thereto have no objection. The Zhongyue Posco Supply Agreement was initially for a term of one year commencing on 1 October 2006 and renewable annually thereafter if the parties thereto have no objection. The Zhongyue Tinplate Supply Agreement was renewed on 1 July 2009. It is proposed that the Zhongyue Posco Supply Agreement shall be renewed for one year commencing on 1 October 2009 and Zhongyue Industry will not give a written objection to the such renewal if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this circular.

Supply of blackplates by the POSCO Group

The POSCO Group has been supplying blackplates, and after the renewal of the Zhongyue Posco Supply Agreement, will continue to supply blackplates to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively.

Consideration for the purchase of blackplates

The price of the blackplates supplied by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) has been and will be determined based on the prevailing market rate of blackplates and after arm's length negotiation among the parties concerned.

The consideration of blackplates purchased by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) will be settled by letters of credit, documents against acceptance or otherwise as agreed from time to time by the relevant parties.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) to purchase blackplates from the POSCO Group, as POSCO is a market leader in the steel production business (which includes the manufacture of blackplates), the continuing connected transactions to be conducted pursuant to the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement will assure stability in the supply of blackplates to the Group.

The Board considers that the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) will continue to be carried out in the ordinary and usual course of business of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, and on normal commercial terms from the perspective of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, and the terms of the transactions will continue to be fair and reasonable and in the interests of the Shareholders as a whole.

Historical cap and proposed annual cap

Historical cap

As disclosed in the circular dated 30 April 2007, the annual cap for the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) on aggregated basis for the year ending 31 December 2009 is US$317,830,000 (approximately HK$2,479,074,000). Such annual cap for the full year of 2009 covers, inter alia, the supply of blackplates by POSCO Group to Zhongyue Posco (Qinhuangdao) for the period from 1 October 2009 to 31 December 2009 under the Zhongyue Posco Supply Agreement (as renewed). For the seven months ended 31 July 2009, according to the management accounts of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) on aggregated basis was approximately US$56,354,645 (approximately HK$439,566,231) ("Historical Purchases").

Proposed cap for 2010

The Board estimates that the annual cap for the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) for the year ending 31 December 2010 will not exceed US$235,200,000 (approximately HK$1,834,560,000). Such cap is determined with reference to (i) the amount of the Historical Purchases; (ii) the Company's projection of the production of the tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), which in turn are based on:

1. the Company's projection of the production of tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010;

2. the current price level of blackplates;

3. the anticipated price level of blackplates for the year ending 31 December 2010, which is anticipated to be higher than those for the year ending 31 December 2009; and

4. the anticipated demand of the customers of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010, which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

4. LISTING RULES IMPLICATIONS

As one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual cap for each of the Relevant Continuing Connected Transactions for the year ending 31 December 2010 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, they are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

However, since:

(i) GDH holds 537,198,868 Shares (representing approximately 59.32% of the Company's issued share capital) giving the right to attend and vote at the Company's Shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Relevant Continuing Connected Transactions;

(iii) the Company has obtained a written approval from GDH to approve the Relevant Continuing Connected Transactions in lieu of holding a formal Shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the Independent Shareholders' approval,

no Shareholders' meeting of the Company is required for the said purpose of the Listing Rules.

5. INFORMATION ON THE GROUP

Information on the Company

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and related products, development and leasing of properties, distribution and sales of fresh and live foodstuffs and foodstuffs trading.

Information on Zhongyue Industry

Zhongyue Industry is an indirect wholly-owned subsidiary of the Company and is an investment holding company of its subsidiaries which are principally engaged in the manufacture and sale of tinplates and related products.

Information on Zhongyue Posco (Qinhuangdao)

Zhongyue Posco (Qinhuangdao) is an indirect non wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products.

Information on Zhongyue Tinplate

Zhongyue Tinplate is an indirect wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products.

6. INFORMATION ON THE COUNTERPARTIES

Information on POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of rolled steel products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

Information on POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

Information on POSCO-Asia

POSCO-Asia is a wholly-owned subsidiary of POSCO and is principally engaged in trading of steel and tinplate products.

7. INDEPENDENT ADVICE

Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar) has been appointed by the Company to consider the terms of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions. The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions.

8. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the Independent Shareholders, which is set out on page 15 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions, which is set out on pages 16 to 23 of this circular; and (iii) the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
GUANGNAN (HOLDINGS) LIMITED
Liang Jiang
Chairman



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

31 August 2009

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 31 August 2009 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions are fair and reasonable insofar as the Independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 4 to 14 of the Circular, and the letter of advice from CIMB Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders, setting out its advice to us in respect of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions, as set out on pages 16 to 23 of the Circular.

Having considered the terms of the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions and the advice of CIMB Securities (HK) Limited, we are of opinion that the terms of the Relevant Continuing Connected Transactions are on normal commercial terms, the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions are fair and reasonable insofar as the Independent Shareholders are concerned and the Relevant Continuing Connected Transactions and the annual caps in relation to the Relevant Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Li Kar Keung, Caspar	**Gerard Joseph McMahon**	**Tam Wai Chu, Maria**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*


CIMB

CIMB Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

31 August 2009

To the Independent Board Committee and
the Independent Shareholders of Guangnan (Holdings) Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Relevant Continuing Connected Transactions and the annual caps contemplated under the Sale & Purchase Framework Agreement, Framework Agreement, Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement, details of which are contained in a circular (the "Circular") to the Shareholders dated 31 August 2009, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An Independent Board Committee comprising Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Relevant Continuing Connected Transactions and the annual caps. As none of the Shareholders is required to abstain from voting if the Company was to convene a general meeting for the approval of the Relevant Continuing Connected Transactions and the annual caps, the Company has obtained a written approval from GDH who holds approximately 59.32% of the Company's existing issued share capital to approve the Relevant Continuing Connected Transactions and the annual caps in lieu of holding a formal Shareholders' meeting of the Company. The Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules, and no Shareholders' meeting of the Company will be required to be convened for the approval of the Relevant Continuing Connected Transactions.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in the Appendix to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and have taken reasonable steps to reach an informed view, to justify reliance on the accuracy of the information contained and the Directors' representations made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, POSCO or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Relevant Continuing Connected Transactions, we have considered the following principal factors and reasons:

Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and related products, development and leasing of properties, distribution and sales of fresh and live foodstuffs and foodstuffs trading. Zhongyue Tinplate is an indirect wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products. Zhongyue Posco (Qinhuangdao) is an indirect non wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products.

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing rolled steel products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts. POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding. POSCO-Asia is a wholly-owned subsidiary of POSCO and is principally engaged in the trading of steel and tinplate products.

Under usual and ordinary course of business of the Group, members of the Group have been (i) selling tinplate products to members of the POSCO Group; and (ii) purchasing blackplates from members of the POSCO Group. Set out below are the agreements governing the sale and purchase of tinplate products and blackplates by the Group to and from the POSCO Group.

Sale & Purchase Framework Agreement

Pursuant to the Sale & Purchase Framework Agreement which shall commence upon obtaining of approval from GDH to 31 December 2010, Zhongyue Tinplate will supply and sell tinplate products to POSCO-Asia. The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply and sell tinplate products to POSCO-Asia pursuant to the Sale and Purchase Framework Agreement as POSCO-Asia has extensive sales networks outside the PRC and that the supply and sale of tinplate products to POSCO-Asia will enable Zhongyue Tinplate to better distribute its tinplate products to overseas market.

Framework Agreement

Pursuant to the Framework Agreement which is proposed to be renewed for one year commencing on 1 January 2010, Zhongyue Posco (Qinhuangdao) will continue to appoint POSCO-China as its export distributor for the sale of its tinplate products and POSCO-China will continue to nominate POSCO-Asia to carry out the related export distribution. Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. POSCO-China will assure that at least 35% of the tinplate products produced by Zhongyue Posco (Qinhuangdao) will be exported. However, such 35% sales assurance is only a target aiming to be achieved by the parties to the Framework Agreement and there will be no consequence for failure to achieve such target. The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Posco (Qinhuangdao) to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor, with POSCO-Asia carrying out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales network outside the PRC and that the transactions to be conducted pursuant to the Framework Agreement will enable Zhongyue Posco (Qinhuangdao) to better distribute the tinplate products to overseas market.

Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement

Pursuant to the Zhongyue Tinplate Supply Agreement which was renewed on 1 July 2009 and Zhongyue Posco Supply Agreement which is proposed to be renewed for one year commencing on 1 October 2009, the POSCO Group has been supplying blackplates, and after renewal of the Zhongyue Posco Supply Agreement will continue to supply blackplates to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively. The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) to purchase blackplates from the POSCO Group as POSCO is a market leader in the steel production business, including the manufacture of blackplates, and the transactions to be conducted pursuant to the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement will assure the stability in the supply of blackplates to both Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao).

Views

Given the fact that (i) the nature of the Relevant Continuing Connected Transactions is in line with the usual and ordinary course of business of the Group; (ii) the Relevant Continuing Connected Transactions will ensure a stable demand of tinplate products and supply of blackplates to the Group; and (iii) the Relevant Continuing Connected Transactions will be conducted on normal commercial terms and on terms no more favourable than terms available to independent third parties (as explained below), we consider that the Relevant Continuing Connected Transactions as contemplated under the Sale & Purchase Framework Agreement, the Framework Agreement, the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement are in the interests of the Company and the Shareholders as a whole.

Basis of determination

Pursuant to the Sale and Purchase Framework Agreement, the consideration of the tinplate products to be selling to POSCO-Asia from Zhongyue Tinplate will be determined based on the prevailing market rate of tinplate products and after arm's length negotiation between Zhongyue Tinplate and POSCO-Asia. The sale of tinplate products to POSCO-Asia will be on terms no more favourable than those supplied by Zhongyue Tinplate or other members of the Group to independent third parties who are customers of the Group. Having considered the above, we consider that the terms of the Sale and Purchase Framework Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Pursuant to the Framework Agreement, the consideration of the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for the export distribution to be carried out by POSCO-Asia will be the Price minus the Fee (being 1.5% of free on board (FOB) Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao)). The Price will be determined based on the prevailing market rate of tinplate products. In considering the reasonableness of the Fee, we have reviewed a distribution agreement between the Group and an independent distribution agent entered into in 2008 but has expired in January 2009. There was no new distribution agreement between the Group and any independent distribution agent in 2009. We noted that the commission payable to the independent distribution agent of 1.34% is slightly less than the Fee. As advised by the management of the Company, they normally determine the commission rates payable to distribution agents based on their ability of generating sales to the Group. In the case of POSCO-China, they consider the substantial sales-generating potential of POSCO-China a valuable competency which can justify the slightly higher commission rate than the other distribution agents. Based on the information available to us by the management of the Company, POSCO-China has been exporting more than 50% of the total sales of Zhongyue Posco (Qinhuangdao) through the overseas sales network of POSCO-Asia in the Middle East, the Southeast Asia and Russia in 2008 and the first seven months of 2009. We also noted that the actual sales volume under the independent distribution agreement represents less than 10% of the total sales volume generated by POSCO-Asia under the Framework Agreement in 2008. This explains why the commission rate payable to the independent distribution agent is slightly less than the rate of the Fee of 1.5%. On such basis, we find the explanation given by the management of the Company commercially acceptable and are of the opinion that the Fee is no more favourable as compared with the commission payable to the independent distribution agent after taking into account the significant sales volume generated by POSCO-China in 2008 and the first seven months of 2009.

Pursuant to the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement, as the consideration for the purchase of blackplates supplied by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) has been and will be determined based on the prevailing market rate of blackplates and after arm's length negotiation among the parties concerned, we consider that the terms of the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

The annual caps

Sale & Purchase Framework Agreement

The annual cap for the transactions to be conducted pursuant to the Sale and Purchase Framework Agreement will not exceed US$4,410,000 (approximately HK$34,398,000) for the year ending 31 December 2010. The Directors have determined the annual cap with reference to the following:

- the anticipated demands of customers of POSCO-Asia outside the PRC for the year ending 31 December 2010;

- the anticipated trend of the market price of tinplate products for the year ending 31 December 2009 and 31 December 2010.

In assessing the fairness of the 2010 annual cap, we have reviewed the information provided by management including, (i) the projected production volume of Zhongyue Tinplate for 2010 of which we noted is within the maximum annual production capacity of Zhongyue Tinplate for 2010; and (ii) the anticipated demand from customers of POSCO-Asia of tinplate products for 2010 with reference to the discussion between the management of POSCO-Asia and the Company, taking into account the market sentiment and experience of the relevant management in the business. We have also reviewed the historical price trend of tinplate products in the first half of 2009 and verified the prices provided by the Company against information provided by outside parties, and noted their consistency with the basis of determining the annual cap.

Framework Agreement

The annual cap for the transactions to be conducted pursuant to the Framework Agreement will not exceed US$124,609,000 (approximately HK$971,050,200) for the year ending 31 December 2010. The Directors have determined the annual cap with reference to the following principal factors:

- the aggregate of the consideration received or to be received by Zhongyue Posco (Qinhuangdao) from POSCO-Asia for the seven months ended 31 July 2009 ("Historical Consideration");

- the Company's projection of the production of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010;

- the anticipated demand of the clients of POSCO-Asia for the year ending 31 December 2010 which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

We noted that the annual cap for 2010 represents a much higher increase to the annualised amount of the Historical Consideration. We understand from the management of the Company that the Historical Consideration is relatively low because of the decrease in demand for tinplate products as a result of the global recession in the first quarter of 2009. The management expects that the demand for tinplate products will improve gradually in the second half of 2009 and for the year ending 31 December 2010. We have also reviewed the information provided by management including, (i) the projected production volume of tinplate products by Zhongyue Posco (Qinhuangdao) for 2010 of which we noted is within the maximum annual production capacity of Zhongyue Posco (Qinhuangdao) for 2010; and (ii) the anticipated demand from customers of POSCO-Asia of tinplate products for 2010 with reference to the discussion between the management of POSCO-Asia and the Company, taking into account the market sentiment and experience of the relevant management in the business. We concur with the Directors that the basis of estimating the volume for the relevant annual cap is reasonable. We have also reviewed the historical price trend of tinplate products in the first half of 2009 and verified the prices provided by the Company against information provided by outside parties, and noted their consistency with the basis of determining the annual cap.

Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement

The annual cap for the transactions to be conducted pursuant to the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement will not exceed US$235,200,000 (approximately HK$1,834,560,000) for the year ending 31 December 2010. The Directors have determined the annual cap with reference to the following principal factors:

- the historical supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) on aggregated basis for the seven months ended 31 July 2009 ("Historical Purchases");

- the Company's projection of the production of tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010;

- the current price level of blackplates and the anticipated price level of blackplates for the year ending 31 December 2010, which is anticipated to be higher than those for the year ending 31 December 2009; and

- the anticipated demand of the customers of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010, which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

We noted that the annual cap for 2010 represents a much higher increase to the Historical Purchases. We understand from the management of the Company that the Historical Purchases is relatively low because of the decrease in demand for the tinplate products from customers of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) as a result of the global recession in the first quarter of 2009. As blackplates are key raw materials for the production of tinplate products, the demand for blackplates also decreased in the period. The management expects that the demand for tinplate products and thus blackplates will improve gradually in the second half of 2009 and for the year ending 31 December 2010. In assessing the fairness of the 2010 annual cap, we have reviewed the information provided by management including, (i) the expected production volume of tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for 2010, of which we noted are within the maximum annual production capacity of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for 2010 ; and (ii) the expected demand of blackplates by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for 2010 with reference to the discussion of the management of the Company with relevant customers, taking into account the market sentiment and experience of the relevant management in the business. We concur with the Directors that the basis of estimating the volume for the relevant annual cap is reasonable based on the above information. We have also reviewed the historical price trend of blackplates in the first half of 2009, as well as verified the prices provided by the Company against information provided by outside parties and noted their consistency with the basis of determining the annual cap.

Views

Based on the above, we are of the view that the 2010 annual caps for these Relevant Continuing Connected Transactions are fair and reasonable so far as the Company and the Independent Shareholders are concerned. However, as the 2010 annual caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 December 2010, we express no opinion as to how closely the actual amounts of the Relevant Continuing Connected Transactions will correspond with the 2010 annual caps.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that these Relevant Continuing Connected Transactions fall within the usual and ordinary course of business of the Group, are in the interests of the Company and the Shareholders as a whole, and that the terms thereof are of normal commercial terms, which, include the annual caps, are fair and reasonable so far as the Company and Independent Shareholders are concerned. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Relevant Continuing Connected Transactions and the annual caps if the Company were to convene a Shareholders' meeting for the approval of the Relevant Continuing Connected Transactions and the annual caps.

Yours faithfully,
For and on behalf of
CIMB Securities (HK) Limited

Alex Lau
Director
Head of Corporate Finance

Mabel Lam
Senior Vice President

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' and chief executives' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I Long positions in ordinary shares

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	380,000	0.042%
Gerard Joseph McMahon	100,000	0.011%
Tam Wai Chu, Maria	200,000	0.022%

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Hou Zhuobing	32,000	0.001%

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	86,444	0.005%

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Guangdong Investment Limited, Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II Long positions in options relating to ordinary shares

(i) The Company

(a) Share option scheme adopted on 11 June 2004

Name of Directors	Date of grant of share options *(dd.mm.yyyy)*	Number of share options held on Latest Practicable Date *('000)*	Total consideration paid for share options granted *(HK$)*	Exercisable period of share options *(dd.mm.yyyy)*	Price per share to be paid on exercise of share options *(HK$)*
Liang Jiang	09.03.2006	2,000	1	09.06.2006–08.03.2016	1.66
Tan Yunbiao	09.03.2006	2,000	1	09.06.2006–08.03.2016	1.66
Luo Fanyu	09.03.2006	200	1	09.06.2006–08.03.2016	1.66
Gerard Joseph McMahon	09.03.2006	200	1	09.06.2006–08.03.2016	1.66
Li Kar Keung, Caspar	09.03.2006	200	1	09.06.2006–08.03.2016	1.66

(b) Share option scheme adopted on 29 December 2008 ("2008 Share Option Scheme")

Name of Directors	Date of grant of share options *(dd.mm.yyyy)*	Number of share options held on Latest Practicable Date *('000)*	Total consideration paid for share options granted *(HK$)*	Price per share to be paid on exercise of share options *(HK$)*
Liang Jiang	30.12.2008	2,150	—	0.75
Tan Yunbiao	30.12.2008	1,200	—	0.75
Hou Zhuobing	30.12.2008	1,000	—	0.75
Sung Hem Kuen	30.12.2008	900	—	0.75

Notes to the above share options granted pursuant to the 2008 Share Option Scheme:

(1) The option period of all the share options is 5.5 years from the date of grant.

(2) Any share option is only exercisable during the option period after it has become vested.

(3) The normal vesting scale of the share options is as follows:

Date	Percentage vesting
The date which is two years after the date of grant	40%
The date which is three years after the date of grant	30%
The date which is four years after the date of grant	10%
The date which is five years after the date of grant	20%

(4) The vesting of the share options is further subject to the achievement of such performance targets as determined by the Board upon grant and stated in the offer of grant.

(5) The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:

Date on which event occurs	Percentage vesting
On or before the date which is four months after the date of grant	0%
After the date which is four months after but on or before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

(ii) Guangdong Investment Limited

Name of Directors	Date of grant of share options *(dd.mm.yyyy)*	Number of share options held on Latest Practicable Date *('000)*	Total consideration paid for share options granted *(HK$)*	Price per share to be paid on exercise of share options *(HK$)*
Huang Xiaofeng	24.10.2008	5,700	—	1.88

Notes to the above share options granted pursuant to the 2008 share option scheme of Guangdong Investment Limited:

(1) The option period of all the share options is 5.5 years from the date of grant.

(2) Any share option is only exercisable during the option period after it has become vested.

(3) The normal vesting scale of the share options is as follows:

Date	Percentage vesting
The date which is two years after the date of grant	40%
The date which is three years after the date of grant	30%
The date which is four years after the date of grant	10%
The date which is five years after the date of grant	20%

(4) The vesting of the share options is further subject to the achievement of such performance targets as determined by the Board upon grant and stated in the offer of grant.

(5) The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:

Date on which event occurs	Percentage vesting
On or before the date which is four months after the date of grant	0%
After the date which is four months after but on or before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangements to acquire Shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' and chief executives' interests and short positions in Shares, underlying Shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at the Latest Practicable Date, so far as is known to any Director or chief executive of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name of substantial Shareholder	Number of Shares beneficially held	Approximate % of issued share capital held	Long/short positions
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note 1 and Note 2)*	537,198,868	59.32%	Long Position
GDH *(Note 3)*	537,198,868	59.32%	Long Position

Notes:

1. The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.

2. Mr. Liang Jiang, a Director, is the deputy general manager of Guangdong Holdings. Mr. Huang Xiaofeng, a Director, is a director and the general manager of Guangdong Holdings. Mr. Luo Fanyu, a Director, is the chief legal officer of Guangdong Holdings. Ms. Hou Zhuobing, a Director, is the general manager of finance department of Guangdong Holdings.

3. Mr. Liang Jiang, a Director, is a director of GDH. Mr. Huang Xiaofeng, a Director, is a director and the general manager of GDH. Mr. Luo Fanyu, a Director, is a director and the chief legal officer and general manager of legal department of GDH. Ms. Hou Zhuobing, a Director, is the general manager of finance department of GDH.

Name of subsidiaries	Name of substantial shareholder	Approximate % of issued share capital held	Long/short positions
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.	POSCO	24%	Long Position
	POSCO-China	10%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司 (Guangdong Foodstuffs Enterprises Group Corporation*)	45%	Long Position
Guangnan Live Pigs Trading Limited	Skymax Trading Limited	49%	Long Position

* *For identification purpose only*

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Huang Xiaofeng, a Director, is also a director of Guangdong Holdings and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, are also directors of GDH. GDH is a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and its subsidiaries other than the Group (the "Guangdong Holdings Group") have a wide range of business interests which include development of properties and leasing of properties. Both the Guangdong Holdings Group and the Group have been engaged in the business of properties leasing. However, the Directors do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Guangdong Holdings Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Guangdong Holdings Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2008, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. EXPERTS

(a) The qualification of the expert who has given opinion or advice which is contained in this circular is as follows:

Name	Qualification
CIMB Securities (HK) Limited	A licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, CIMB Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 December 2008, being the date to which the latest published audited financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) CIMB Securities (HK) Limited has given and has not withdrawn written consent to the issue of this circular with the inclusion herein of its letter and, reference to its name in the form and context in which it appear.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2008, being the date to which the latest published audited financial statements of the Group were made up.

9. MISCELLANEOUS

(a) The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Ms. Lo Wing Suet was appointed the company secretary of the Company in April 2009. She is an associate member of both The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

(d) The English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24-32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 14 September 2009:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for, each of the two financial years ended 31 December 2008;

(c) the letter dated 31 August 2009 from CIMB Securities (HK) Limited to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 16 to 23 of this circular;

(d) the letter of consent referred to in the paragraph headed "Expert" in this appendix;

(e) the letter from the Independent Board Committee, the text of which is set out on page 15 of this circular;

(f) the Sale and Purchase Framework Agreement;

(g) the Framework Agreement;

(h) the Zhongyue Posco Supply Agreement;

(i) the Zhongyue Tinplate Supply Agreement; and

(j) this circular.

10. 備查文件

以下文件之副本，於本通函刊發日期起至2009年9月14日之期間內，於平日(公眾假期除外)之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24–32號金鐘匯中心22樓：

(a) 本公司之組織章程大綱及章程細則；

(b) 本公司截至2008年12月31日止兩個財政年度各年的年報；

(c) 聯昌國際證券(香港)有限公司日期為2009年8月31日致獨立董事委員會及獨立股東的函件，全文載於本通函第16至23頁；

(d) 本附錄「專家」一段所述的同意書；

(e) 獨立董事委員會函件，全文載於本通函第15頁；

(f) 買賣框架協議；

(g) 框架協議；

(h) 中粵浦項採購協議；

(i) 中粵馬口鐵採購協議；及

(j) 本通函。

7. 專家

(a) 以下為曾提供意見或建議之專家之資歷，其意見或建議已載入本通函內：

名稱	資歷
聯昌國際證券(香港)有限公司	根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動的持牌法團

(b) 於最後實際可行日期，聯昌國際證券(香港)有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員公司證券的權利(不論可否合法執行)，亦無於任何自2008年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)獲本集團任何成員公司收購、出售或租賃，或擬由本集團任何成員公司收購、出售或租賃之任何資產中，直接或間接擁有任何權益。

(c) 聯昌國際證券(香港)有限公司已出具書面同意有關將其函件載入本通函並以其出現的形式及涵義提及其名稱，且並無撤回其同意。

8. 重大不利轉變

於最後實際可行日期，董事並不知悉本公司自2008年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)以來，其財務或貿易狀況出現重大不利轉變。

9. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。

(c) 盧詠雪小姐於2009年4月獲委任為本公司之公司秘書。盧小姐為英國特許秘書及行政人員公會及香港特許秘書公會之會員。

(d) 本通函概以英文本為準。

3. 訴訟

於最後實際可行日期，概無本集團成員公司涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無尚未了結或面臨或遭起訴之重大訴訟或索償。

4. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

5. 董事於競爭業務之權益

董事黃小峰先生亦為廣東粵海控股及粵海控股之董事。董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為廣東粵海控股之全資附屬公司。廣東粵海控股及其附屬公司(本集團除外)(「廣東粵海控股集團」)擁有多元化之業務權益，其中包括物業發展及物業租賃。廣東粵海控股集團及本集團均從事物業租賃業務。然而，董事並不認為廣東粵海控股集團之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士(定義見上市規則)於與本集團業務競爭或可能競爭之任何業務中擁有任何其他擁益。

6. 董事之其他權益

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司(「粵海控股集團」)之間進行之交易(根據上市規則披露或豁免披露之交易)，以及董事僅作為本集團及／或粵海控股集團及／或廣東粵海控股集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自2008年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)以來收購、出售或租賃或擬由本集團任何成員公司收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

2. 董事梁江先生為廣東粵海控股之副總經理。董事黃小峰先生為廣東粵海控股之董事及總經理。董事羅蕃郁先生為廣東粵海控股之法務總監。董事侯卓冰小姐為廣東粵海控股之財務部總經理。

3. 董事梁江先生為粵海控股之董事。董事黃小峰先生為粵海控股之董事及總經理。董事羅蕃郁先生為粵海控股之董事、法務總監及法務部總經理。董事侯卓冰小姐為粵海控股之財務部總經理。

附屬公司名稱	主要股東名稱	佔所持已發行股本概約百分比	好倉／淡倉
中粵浦項(秦皇島)馬口鐵工業有限公司	POSCO	24%	好倉
	浦項(中國)	10%	好倉
廣東廣南天美食品發展有限公司(被入稟法院申請清盤)	廣東省食品企業集團公司	45%	好倉
廣南生豬貿易有限公司	天弘貿易有限公司	49%	好倉

除上文所披露者外，於最後實際可行日期，概無任何人士(本公司董事或最高行政人員除外)知會本公司其於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有該等股本之任何購股權。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，概無本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及第8分部(包括根據該等證券及期貨條例條文本公司董事及最高行政人員被當作或視為擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

購買股份或債券之安排

除上文「董事及最高行政人員於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，概無本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

主要股東

於最後實際可行日期，就本公司任何董事或最高行政人員所知，以下人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有該等股本之任何購股權：

主要股東名稱	實益持有之股份數目	佔所持已發行股本概約百分比	好倉／淡倉
廣東粵海控股有限公司(「廣東粵海控股」)*(附註1及附註2)*	537,198,868	59.32%	好倉
粵海控股*(附註3)*	537,198,868	59.32%	好倉

附註：

1. 廣東粵海控股於本公司之應佔權益乃透過其於粵海控股之100%直接權益擁有。

(ii) 粵海投資有限公司

董事姓名	購股權授出日期 *(日.月.年)*	於最後實際可行日期持有之購股權數目 *(千份)*	授出購股權之總代價 *(港元)*	行使購股權時須支付之每股價格 *(港元)*
黃小峰	24.10.2008	5,700	—	1.88

有關上述根據粵海投資有限公司2008年股票期權計劃授出的購股權之附註：

(1) 所有購股權之購股權期限為自授出日期起計5.5年。

(2) 任何購股權僅於已歸屬後方可在購股權期限內行使。

(3) 購股權之一般歸屬比例如下：

日期	歸屬比例
授出日期後兩年當日	40%
授出日期後三年當日	30%
授出日期後四年當日	10%
授出日期後五年當日	20%

(4) 購股權的歸屬亦取決於能否達成董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。

(5) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出日期後四個月當日或之前	0%
授出日期後四個月後當日但於一年當日或之前	10%
授出日期後一年當日或之後但於兩年當日之前	25%
授出日期後兩年當日或之後但於三年當日之前	40%
授出日期後三年當日或之後但於四年當日之前	70%
授出日期後四年當日或之後	80% 餘下的20%歸屬亦取決於該四年在整體績效考核中取得合格成績

(b) 於2008年12月29日採納之股票期權計劃(「2008年股票期權計劃」)

董事姓名	購股權授出日期	於最後實際可行日期持有之購股權數目	授出購股權之總代價	行使購股權時須支付之每股價格
	(日.月.年)	*(千份)*	*(港元)*	*(港元)*
梁江	30.12.2008	2,150	—	0.75
譚云標	30.12.2008	1,200	—	0.75
侯卓冰	30.12.2008	1,000	—	0.75
宋咸權	30.12.2008	900	—	0.75

有關上述根據2008年股票期權計劃授出的購股權之附註：

(1) 所有購股權之購股權期限為自授出日期起計5.5年。

(2) 任何購股權僅於已歸屬後方可在購股權期限內行使。

(3) 購股權之一般歸屬比例如下：

日期	歸屬比例
授出日期後兩年當日	40%
授出日期後三年當日	30%
授出日期後四年當日	10%
授出日期後五年當日	20%

(4) 購股權的歸屬亦取決於能否達成董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。

(5) 以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：

事件發生日期	歸屬比例
授出日期後四個月當日或之前	0%
授出日期後四個月後當日但於一年當日或之前	10%
授出日期後一年當日或之後但於兩年當日之前	25%
授出日期後兩年當日或之後但於三年當日之前	40%
授出日期後三年當日或之後但於四年當日之前	70%
授出日期後四年當日或之後	80% 餘下的20%歸屬亦取決於該四年在整體績效考核中取得合格成績

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	86,444	0.005%

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註： 根據證券及期貨條例第XV部之定義，粵海投資有限公司、金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II 於普通股購股權之好倉

(i) 本公司

(a) 於2004年6月11日採納之股票期權計劃

董事姓名	購股權授出日期 (日.月.年)	於最後實際可行日期持有之購股權數目 (千份)	授出購股權之總代價 (港元)	購股權行使期 (日.月.年)	行使購股權時須支付之每股價格 (港元)
梁江	09.03.2006	2,000	1	09.06.2006–08.03.2016	1.66
譚云標	09.03.2006	2,000	1	09.06.2006–08.03.2016	1.66
羅蕃郁	09.03.2006	200	1	09.06.2006–08.03.2016	1.66
Gerard Joseph McMahon	09.03.2006	200	1	09.06.2006–08.03.2016	1.66
李嘉強	09.03.2006	200	1	09.06.2006–08.03.2016	1.66

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後，就彼等所深知及確信，確認本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事及最高行政人員於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有的權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及第8分部(包括根據該等證券及期貨條例條文本公司董事及最高行政人員被當作或視為擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司及聯交所如下：

I　於普通股之好倉

(i)　本公司

董事姓名	所持普通股數目(個人權益)	佔所持已發行股本概約百分比
梁江	380,000	0.042%
Gerard Joseph McMahon	100,000	0.011%
譚惠珠	200,000	0.022%

(ii)　粵海投資有限公司

董事姓名	所持普通股數目(個人權益)	佔所持已發行股本概約百分比
侯卓冰	32,000	0.001%

推薦建議

在考慮上述主要因素及理由後，吾等認為該等相關持續關連交易屬 貴集團一般及日常業務，且符合 貴公司及股東的整體利益，而其條款為一般商業條款(包括年度上限)，對 貴公司及獨立股東而言屬公平合理。因此，吾等建議獨立股東，亦建議獨立董事委員會推薦獨立股東，就批准該等相關持續關連交易及年度上限之普通決議案投贊成票(倘 貴公司須舉行批准該等相關持續關連交易及年度上限的股東大會)。

此致

廣南(集團)有限公司
獨立董事委員會及列位獨立股東 台照

代表
聯昌國際證券(香港)有限公司
董事
企業融資部主管 *高級副總裁*
劉志華 **林美寶**
謹啟

2009年8月31日

- 中粵馬口鐵及中粵浦項(秦皇島)的客戶於截至2010年12月31日止年度的預期需求(預期會遠高於截至2009年12月31日止年度的需求，原因是於2009年首季，全球經濟逐步從全球衰退中復甦及馬口鐵產品需求日漸從萎縮中恢復)。

吾等注意到2010年年度上限遠高於過往採購。吾等從 貴公司管理層知悉過往採購相對上為低，乃由於中粵馬口鐵及中粵浦項(秦皇島)的客戶對馬口鐵產品的需求因2009年首季的全球衰退有所下跌。由於基板為生產馬口鐵產品的主要原材料，期間的基板需求亦有所下跌。管理層預期馬口鐵產品及基板的需求將會於2009年下半年及截至2010年12月31日止年度逐步改善。在評估2010年年度上限的公平性時，吾等已審視管理層提供的資料，包括(i)中粵馬口鐵及中粵浦項(秦皇島)於2010年將製造的馬口鐵及相關產品的預期產量(吾等注意到其於中粵馬口鐵及中粵浦項(秦皇島)於2010年的最高年度產能之內)；及(ii)中粵馬口鐵及中粵浦項(秦皇島)於2010年的基板預期需求，並經參考 貴公司管理層與相關客戶之間的討論，且計及市場氣氛及相關管理層在此業務的經驗。吾等認同董事的意見，根據以上資料，認為估計相關年度上限數量的基準為合理。吾等亦已審視2009年上半年的基板過往價格趨勢，並已核對 貴公司提供的價格及外界提供的資料，並注意到其與釐定年度上限基準的一致性。

意見

根據上述各項，吾等認為該等相關持續關連交易的2010年年度上限對 貴公司及獨立股東而言屬公平合理。然而，由於2010年年度上限與日後事件有關及以截至2010年12月31日止整個期間可能會亦可能不會仍然有效的假設為基準，吾等對該等相關持續關連交易的實際金額對應2010年年度上限的接近程度不發表任何意見。

- 浦亞實業的客戶於截至2010年12月31日止年度的預期需求(預期會遠高於截至2009年12月31日止年度的需求，原因是於2009年首季，全球經濟逐步從全球衰退中復甦及馬口鐵產品需求日漸從萎縮中恢復)。

吾等注意到2010年年度上限遠高於過往代價的年度化金額。吾等從 貴公司管理層知悉過往代價相對上為低，乃由於馬口鐵產品的需求因2009年首季的全球衰退有所下跌。管理層預期馬口鐵產品的需求將會於2009年下半年及截至2010年12月31日止年度逐步改善。吾等亦已審視管理層提供的資料，包括(i)中粵浦項(秦皇島)於2010年的馬口鐵產品產量預測(吾等注意到其於中粵浦項(秦皇島)於2010年的最高年度產能之內)；及(ii)浦亞實業的客戶於2010年的馬口鐵產品預期需求，並經參考浦亞實業與 貴公司管理層之間的討論，且計及市場氣氛及相關管理層在此業務的經驗。吾等認同董事的意見，認為估計相關年度上限數量的基準為合理。吾等亦已審視2009年上半年的馬口鐵產品過往價格趨勢，並核對 貴公司提供的價格及外界提供的資料，並注意到其與釐定年度上限基準的一致性。

中粵馬口鐵採購協議及中粵浦項採購協議

截至2010年12月31日止年度，根據中粵馬口鐵採購協議及中粵浦項採購協議進行的交易的年度上限將不超過235,200,000美元(約1,834,560,000港元)。董事乃經參考以下主要因素後釐定年度上限：

- POSCO集團於截至2009年7月31日止七個月向中粵馬口鐵及中粵浦項(秦皇島)合計的過往基板供應(「過往採購」)；

- 貴公司對中粵馬口鐵及中粵浦項(秦皇島)於截至2010年12月31日止年度將製造的馬口鐵及相關產品的生產預測；

- 目前的基板價格水平及於截至2010年12月31日止年度的預期基板價格水平(預期會高於截至2009年12月31日止年度的價格水平)；及

間公平磋商後釐定，故吾等認為中粵馬口鐵採購協議及中粵浦項採購協議的條款對 貴公司及獨立股東而言屬公平合理。

年度上限

買賣框架協議

截至2010年12月31日止年度，根據買賣框架協議進行的交易的年度上限將不超過4,410,000美元(約34,398,000港元)。董事乃經參考以下各項後釐定年度上限：

- 浦亞實業的中國境外客戶於截至2010年12月31日止年度的預期需求；
- 馬口鐵產品於截至2009年12月31日及截至2010年12月31日止年度的預期市價趨勢。

在評估2010年年度上限的公平性時，吾等已審視管理層提供的資料，包括(i)中粵馬口鐵於2010年的產量預測(吾等注意到其於中粵馬口鐵於2010年的最高年度產能之內)；及(ii)浦亞實業的客戶於2010年的馬口鐵產品預期需求，並經參考浦亞實業與 貴公司管理層之間的討論，且計及市場氣氛及相關管理層在此業務的經驗。吾等亦已審視2009年上半年的馬口鐵產品過往價格趨勢，並已核對 貴公司提供的價格及外界提供的資料，並注意到其與釐定年度上限基準的一致性。

框架協議

截至2010年12月31日止年度，根據框架協議進行的交易的年度上限將不超過124,609,000美元(約971,050,200港元)。董事乃經參考以下主要因素後釐定年度上限：

- 中粵浦項(秦皇島)於截至2009年7月31日止七個月從浦亞實業已收取或將收取的總代價(「過往代價」)；
- 貴公司對中粵浦項(秦皇島)於截至2010年12月31日止年度將製造的馬口鐵產品的生產預測；

釐定基準

根據買賣框架協議，中粵馬口鐵向浦亞實業銷售的馬口鐵產品的代價將根據馬口鐵產品的當時市價並經中粵馬口鐵及浦亞實業公平磋商後釐定。向浦亞實業銷售馬口鐵產品的條款，將不會較中粵馬口鐵或 貴集團其他成員公司向獨立第三方(為 貴集團客戶)提供的條款優厚。經考慮上述各項，吾等認為買賣框架協議的條款對 貴公司及獨立股東而言屬公平合理。

根據框架協議，浦亞實業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的代價將為該價格減該費用(即浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%)。該價格將根據馬口鐵產品的當時市價釐定。在考慮該費用的合理性時，吾等已審閱 貴集團與獨立經銷代理於2008年訂立但已於2009年1月屆滿的經銷協議。 貴集團於2009年並無與任何獨立經銷代理訂立新經銷協議。吾等注意到支付予獨立經銷代理的1.34%佣金較該費用略少。據 貴公司管理層告知，彼等一般以經銷代理為 貴集團達成銷售的能力作基準釐定應支付經銷代理的佣金。就浦項(中國)而言，彼等認為浦項(中國)豐厚的達成銷售潛力屬珍貴的能力，證明其可較其他經銷代理得到略高的佣金比率是合理的。根據 貴公司管理層提供予吾等的資料，浦項(中國)於2008年及2009年首七個月已透過浦亞實業在中東、東南亞及俄羅斯的海外銷售網絡，出口佔中粵浦項(秦皇島)50%以上的總銷售。吾等亦注意到獨立經銷協議項下的實際銷售量，佔浦亞實業於2008年根據框架協議達成的總銷售量的10%以下。此解釋何以支付予獨立經銷代理的佣金比率略少於該費用(為1.5%)的比率。根據此基準，吾等認為 貴公司管理層作出的解釋在商業上為可以接納，且經考慮浦項(中國)於2008年及2009年首七個月達成重大的銷售量後，認為該費用並不會較應付予獨立經銷代理的佣金優厚。

根據中粵馬口鐵採購協議及中粵浦項採購協議，由於中粵馬口鐵及中粵浦項(秦皇島)購買POSCO集團所供應的基板的代價一直及將會根據基板當時市價並經訂約方之

框架協議

根據建議於2010年1月1日起續期一年的框架協議，中粵浦項(秦皇島)將繼續委任浦項(中國)為其銷售馬口鐵產品的出口經銷商，而浦項(中國)將繼續指定浦亞實業進行有關出口經銷。中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。浦項(中國)將保證出口中粵浦項(秦皇島)所生產的馬口鐵產品的最少35%。然而，該35%銷售保證僅為框架協議訂約方希望達成的目標，未能達成該目標將不會產生任何後果。董事會認為中粵浦項(秦皇島)(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商及由浦亞實業代表浦項(中國)進行出口經銷符合　貴公司及股東的利益，原因為浦亞實業於中國以外擁有龐大的銷售網絡，而根據框架協議進行的交易將更有利中粵浦項(秦皇島)向海外市場經銷馬口鐵產品。

中粵馬口鐵採購協議及中粵浦項採購協議

根據於2009年7月1日續期的中粵馬口鐵採購協議及建議於2009年10月1日起續期一年的中粵浦項採購協議，POSCO集團一直並將繼續(在中粵浦項採購協議獲續期後)分別向中粵馬口鐵及中粵浦項(秦皇島)供應基板。董事會認為，中粵馬口鐵及中粵浦項(秦皇島)向POSCO集團採購基板符合　貴公司及股東的利益，原因是POSCO為鋼材生產業務(包括製造基板)的市場領導者之一，故將根據中粵馬口鐵採購協議及中粵浦項採購協議進行的交易將能確保向中粵馬口鐵及中粵浦項(秦皇島)提供穩定之基板供應。

意見

鑒於(i)該等相關持續關連交易的性質與　貴集團的一般及日常業務一致；(ii)該等相關持續關連交易將確保向　貴集團提供穩定之馬口鐵產品需求及基板供應；及(iii)該等相關持續關連交易將按一般商業條款進行，且其條款不會較向獨立第三方提供的條款優厚(如下文所解釋)，故吾等認為買賣框架協議、框架協議、中粵馬口鐵採購協議及中粵浦項採購協議項下擬進行之該等相關持續關連交易符合　貴公司及股東的整體利益。

吾等認為吾等已審閱足夠的資料，並已採取合理步驟以達致知情意見，以作為依賴通函所載資料及董事所作出的陳述的準確性之合理依據，及為吾等的推薦建議提供一個合理基礎。然而，吾等並無對資料進行獨立核證，亦無就 貴公司、POSCO或彼等各自的任何附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

主要考慮因素

在達致吾等對該等相關持續關連交易的意見時，吾等已考慮下列主要因素及理由：

背景及理由

貴公司及其附屬公司主要從事製造及銷售馬口鐵及相關產品、物業發展及租賃、鮮活食品代理與經銷及食品貿易。中粵馬口鐵為 貴公司的間接全資附屬公司，主要從事製造及銷售馬口鐵及相關產品。中粵浦項(秦皇島)為 貴公司的間接非全資附屬公司，主要從事製造及銷售馬口鐵及相關產品。

POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約交易所、倫敦證券交易所及東京證券交易所上市及買賣。浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵及馬口鐵產品貿易。

在 貴集團的一般及日常業務過程中， 貴集團成員公司已一直(i)向POSCO集團成員公司銷售馬口鐵產品；及(ii)向POSCO集團成員公司購買基板。下文載列規管由 貴集團分別向POSCO集團銷售馬口鐵產品及購買基板的協議。

買賣框架協議

根據將自獲得粵海控股批准起至2010年12月31日止的買賣框架協議，中粵馬口鐵將向浦亞實業供應及銷售馬口鐵產品。董事會認為，由中粵馬口鐵根據買賣框架協議向浦亞實業供應及銷售馬口鐵產品符合 貴公司及股東的利益，原因為浦亞實業於中國以外擁有龐大的銷售網絡，而向浦亞實業供應及銷售馬口鐵產品將更有利中粵馬口鐵向海外市場經銷其馬口鐵產品。



聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

持續關連交易

茲提述吾等就該等相關持續關連交易以及買賣框架協議、框架協議、中粵馬口鐵採購協議及中粵浦項採購協議項下預期的年度上限，獲委任為獨立董事委員會及獨立股東的獨立財務顧問，有關詳情載於日期為2009年8月31日致股東的通函(「通函」)，而本函件為其中一部分。本函件所用詞彙與通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會已經成立，以就該等相關持續關連交易及年度上限向獨立股東提供意見。由於倘 貴公司召開批准該等相關持續關連交易及年度上限的股東大會，概無股東須放棄投票，而 貴公司已取得持有 貴公司現時已發行股本約59.32%的粵海控股批准該等相關持續關連交易及年度上限的書面批准，以代替舉行 貴公司的正式股東大會。聯交所已根據上市規則第14A.43條授出豁免，故 貴公司毋須舉行批准該等相關持續關連交易的股東大會。

在達致吾等的推薦建議時，吾等已依賴通函所載或提及的資料及事實以及 貴公司董事及高級管理層作出或提供的陳述。董事已於通函附錄所載的責任聲明中聲明彼等願共同及個別對通函所載的資料及所作出的陳述的準確性承擔全部責任。吾等亦已假設通函所載或提及的資料及董事之陳述，於作出時至寄發通函當日均為真實及準確。吾等並無理由懷疑 貴公司向吾等提供的資料及陳述的真實性、準確性及完整性。吾等亦已獲董事告知並相信通函並無遺漏重大事實。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

敬啟者：

持續關連交易

茲提述本公司日期為2009年8月31日的通函(「通函」)，而本函件組成其中一部分。除文義另有所指外，本文定義的詞彙與通函所定義的具相同涵義。

吾等為組成獨立董事委員會的董事，獲董事會委任向　閣下就該等相關持續關連交易及該等相關持續關連交易的年度上限對獨立股東而言是否公平合理提供意見。

吾等謹請　閣下注意董事會函件(載於通函第4至14頁)，及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司致獨立董事委員會及獨立股東載有向吾等就該等相關持續關連交易及該等相關持續關連交易的年度上限的意見的函件(載於該通函第16至23頁)。

經考慮該等相關持續關連交易的條款及該等相關持續關連交易的年度上限，及聯昌國際證券(香港)有限公司的意見，吾等認為該等相關持續關連交易的條款乃符合一般商業條款，而該等相關持續關連交易及該等相關持續關連交易的年度上限對獨立股東而言公平合理，而該等相關持續關連交易及該等相關持續關連交易的年度上限符合本公司及股東的整體利益。

此致

列位獨立股東　台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
李嘉強	**Gerard Joseph McMahon**	**譚惠珠**

謹啟

2009年8月31日

關連交易的年度上限。獨立董事委員會已獲委任就該等相關持續關連交易的條款及該等相關持續關連交易的年度上限是否符合一般商業條款、是否公平合理，以及是否符合本公司及股東的整體利益向獨立股東提供意見。

獨立財務顧問

本公司已委任獨立財務顧問就該等相關持續關連交易的條款及該等相關持續關連交易的年度上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

8. 其他資料

謹請　閣下留意(i)載有獨立董事委員會致獨立股東意見的函件（載於本通函第15頁）；(ii)載有獨立財務顧問致獨立董事委員會及獨立股東有關該等相關持續關連交易的條款及該等相關持續關連交易的年度上限的意見的函件（載於本通函第16至23頁）；及(iii)本通函附錄載列的額外資料。

此致

本公司列位股東　台照

承董事會命
廣南(集團)有限公司
主席
梁江
謹啟

2009年8月31日

有關中粵材料的資料

中粵材料為本公司的間接全資附屬公司，並為其主要從事製造及銷售馬口鐵及相關產品的附屬公司的投資控股公司。

有關中粵浦項(秦皇島)的資料

中粵浦項(秦皇島)為本公司的間接非全資附屬公司，主要從事製造及銷售馬口鐵及相關產品。

有關中粵馬口鐵的資料

中粵馬口鐵為本公司的間接全資附屬公司，主要從事製造及銷售馬口鐵及相關產品。

6. 有關對方的資料

有關POSCO的資料

POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約交易所、倫敦證券交易所及東京證券交易所上市及買賣。

有關浦項(中國)的資料

浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。

有關浦亞實業的資料

浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵及馬口鐵產品貿易。

7. 獨立意見

獨立董事委員會

本公司已委任由獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成的獨立董事委員會考慮該等相關持續關連交易的條款及該等相關持續

3. 截至2010年12月31日止年度的預期基板價格水平(預期會高於截至2009年12月31日止年度的價格水平);及

4. 中粵馬口鐵及中粵浦項(秦皇島)的客戶於截至2010年12月31日止年度的預期需求(預期會遠高於截至2009年12月31日止年度的需求,原因是於2009年首季,全球經濟逐步從全球衰退中復甦及馬口鐵產品需求日漸從萎縮中恢復)。

4. 上市規則的含義

由於就各截至2010年12月31日止年度的該等相關持續關連交易的建議年度上限的一個或以上的適用百分比率(定義見上市規則第14章)超過2.5%及各建議年度上限均超過10,000,000港元,因此根據上市規則第14A章,該等相關持續關連交易及建議年度上限均須遵守上市規則項下申報、公告及獨立股東批准的規定,並須遵守第14A.37及14A.38條的年度審閱規定。

然而,由於:

(i) 粵海控股持有537,198,868股股份(佔本公司已發行股本約59.32%)(該等股本授予其出席本公司股東大會並於會上投票的權利);

(ii) 倘本公司召開批准該等相關持續關連交易的股東大會,則概無股東須放棄投票;

(iii) 本公司已獲粵海控股批准該等相關持續關連交易的書面批准,以代替舉行本公司的正式股東大會;及

(iv) 聯交所已根據上市規則第14A.43條就獨立股東批准授出豁免,

因此,本公司將毋須根據上市規則舉行股東大會。

5. 有關本集團的資料

有關本公司的資料

本公司及其附屬公司主要從事製造及銷售馬口鐵及相關產品、物業發展及租賃、鮮活食品代理與經銷及食品貿易。

董事會認為POSCO集團根據中粵馬口鐵採購協議(經續期)向中粵馬口鐵及根據中粵浦項採購協議(經續期)向中粵浦項(秦皇島)供應基板將分別繼續於中粵馬口鐵及中粵浦項(秦皇島)一般及日常業務過程中，分別按對中粵馬口鐵及中粵浦項(秦皇島)而言屬正常的商業條款進行，而交易的條款將繼續屬公平合理，且符合股東的整體利益。

過往上限及建議年度上限

過往上限

誠如日期為2007年4月30日的通函內所披露，截至2009年12月31日止年度，POSCO集團向中粵馬口鐵及中粵浦項(秦皇島)供應基板的年度上限合計為317,830,000美元(約2,479,074,000港元)。有關2009年全年的年度上限涵蓋(其中包括)POSCO集團於2009年10月1日至2009年12月31日期間根據中粵浦項採購協議(經續期)向中粵浦項(秦皇島)供應基板。截至2009年7月31日止七個月，根據中粵馬口鐵及中粵浦項(秦皇島)的管理賬目，POSCO集團向中粵馬口鐵及中粵浦項(秦皇島)供應基板合計約為56,354,645美元(約439,566,231港元)(「過往採購」)。

建議2010年年度上限

董事會估計截至2010年12月31日止年度，POSCO集團根據中粵馬口鐵採購協議(經續期)向中粵馬口鐵及根據中粵浦項採購協議(經續期)向中粵浦項(秦皇島)供應基板的年度上限將不超過235,200,000美元(約1,834,560,000港元)。有關上限乃經參考(i)過往採購的金額；(ii)本公司對中粵馬口鐵及中粵浦項(秦皇島)將製造的馬口鐵及相關產品的生產預測後釐定，有關預測按以下基準：

1. 本公司對中粵馬口鐵及中粵浦項(秦皇島)於截至2010年12月31日止年度將製造的馬口鐵及相關產品的生產預測；

2. 目前的基板價格水平；

中粵馬口鐵採購協議及中粵浦項採購協議的續期、POSCO集團向中粵馬口鐵及中粵浦項(秦皇島)供應基板，以及釐定中粵馬口鐵採購協議及中粵浦項採購協議(視乎情況而定)下的代價的相關條文，與原中粵馬口鐵採購協議及中粵浦項採購協議(視乎情況而定)者相同。

續期

中粵馬口鐵採購協議最初由2005年7月1日起為期一年，而倘其訂約方並無反對，則可每年續期。中粵浦項採購協議最初由2006年10月1日起為期一年，而倘其訂約方並無反對，則可每年續期。中粵馬口鐵採購協議已於2009年7月1日續期。茲建議中粵浦項採購協議由2009年10月1日起續期一年，倘本公司按本通函所述的方式獲得粵海控股的批准及聯交所的豁免，中粵材料將不會就有關續期提出書面反對。

由POSCO集團供應基板

POSCO集團一直並將繼續(中粵浦項採購協議獲續期後)分別向中粵馬口鐵及中粵浦項(秦皇島)供應基板。

採購基板的代價

POSCO集團向中粵馬口鐵及中粵浦項(秦皇島)供應基板的過往及日後價格乃根據基板的當時市價，並經有關訂約方公平磋商後釐定。

中粵馬口鐵及中粵浦項(秦皇島)採購基板的代價將透過信用證、承兑交單或有關訂約方不時協定的其他方式支付。

持續關連交易的理由

董事會認為，中粵馬口鐵及中粵浦項(秦皇島)向POSCO集團採購基板符合本公司及股東的利益，原因是POSCO為鋼材生產業務（包括製造基板）的市場領導者之一，故將根據中粵馬口鐵採購協議及中粵浦項採購協議進行的持續關連交易能確保向本集團提供穩定之基板供應。

日常業務過程中，按一般商業條款繼續進行，而交易的條款將繼續屬公平合理，且符合本公司及股東的整體利益。

過往上限及建議年度上限

過往上限

誠如日期為2008年12月24日的通函內所披露，截至2009年12月31日止年度，框架協議項下的持續關連交易的年度上限為198,270,000美元(約1,546,506,000港元)。截至2009年7月31日止七個月，根據中粵浦項(秦皇島)的管理賬目，中粵浦項(秦皇島)從浦亞實業已收取或將收取的代價總額約為37,462,656美元(約292,208,717港元)(「過往代價」)。

建議2010年年度上限

董事會估計截至2010年12月31日止年度將根據框架協議(經續期)進行的持續關連交易的年度上限將不超過124,609,000美元(約971,950,200港元)。

有關上限的釐定乃參考(i)過往代價的金額；(ii)本公司對中粵浦項(秦皇島)於截至2010年12月31日止年度將製造的馬口鐵產品的生產預測；及(iii)浦亞實業的客戶於截至2010年12月31日止年度的預期需求(預期會遠高於截至2009年12月31日止年度的需求，原因是於2009年首季，全球經濟逐步從全球衰退中復甦及馬口鐵產品需求日漸從萎縮中恢復)。

(B) 中粵馬口鐵採購協議及中粵浦項採購協議

根據日期為2005年9月14日並於2009年7月1日續期的中粵馬口鐵採購協議，POSCO集團一直向中粵馬口鐵供應基板，而根據日期為2006年12月21日的中粵浦項採購協議，POSCO集團一直向中粵浦項(秦皇島)供應基板。根據上市規則，POSCO集團根據中粵馬口鐵採購協議(經續期)向中粵馬口鐵及根據中粵浦項採購協議(經續期)向中粵浦項(秦皇島)供應基板將構成本公司的持續關連交易，乃因POSCO及浦項(中國)均為中粵浦項(秦皇島)的主要股東，因此根據上市規則為本公司的關連人士。

協議屆滿前向其他訂約方發出反對續訂框架協議通知，單方面決定終止框架協議。茲建議框架協議由2010年1月1日起續期一年，倘本公司按本通函所述的方式獲得粵海控股的批准及聯交所的豁免，中粵浦項(秦皇島)將不會就框架協議續期提出書面反對。

經銷馬口鐵產品

中粵浦項(秦皇島)已委任並將繼續委任(框架協議獲續期後)浦項(中國)為其馬口鐵產品的出口經銷商，而就此方面，倘框架協議獲得續期，浦亞實業將繼續為浦項(中國)進行有關出口經銷。浦項(中國)已向中粵浦項(秦皇島)保證將出口其馬口鐵產品最少35%。該35%銷售保證為框架協議(經續期)項下的目標，未能達成該目標將不會產生任何後果。中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。

供應及銷售馬口鐵產品的代價

浦亞實業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的代價(「代價」)將為該價格減該費用。該價格將根據馬口鐵產品的當時市價釐定，而該費用將由中粵浦項(秦皇島)、浦項(中國)及浦亞實業公平磋商後釐定。浦亞實業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的條款，將不會較中粵浦項(秦皇島)或本集團其他成員公司向獨立第三方(為本集團經銷商)提供的條款優厚。浦亞實業將購買馬口鐵產品的代價將透過信用證支付。

持續關連交易的理由

董事會認為中粵浦項(秦皇島)繼續(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商及由浦亞實業代表浦項(中國)進行出口經銷符合本公司及股東的利益，原因為浦亞實業於中國以外擁有龐大的銷售網絡，而根據框架協議(經續期)將予進行的持續關連交易將更有利中粵浦項(秦皇島)向海外市場經銷其馬口鐵產品。

董事會認為將根據框架協議(經續期)進行的持續關連交易將於本公司一般及

截至2009年12月31日止相關期間上限及2010年年度上限

董事會估計於截至2009年12月31日止相關期間根據買賣框架協議向浦亞實業供應及銷售馬口鐵產品的上限將不超過1,680,000美元(約13,104,000港元),而於截至2010年12月31日止年度根據買賣框架協議向浦亞實業供應及銷售馬口鐵產品的年度上限將不超過4,410,000美元(約34,398,000港元)。

有關上限乃經參考以下各項後釐定:(i)浦亞實業的中國境外客戶分別於截至2009年12月31日止相關期間及截至2010年12月31日止年度的預期需求;及(ii)馬口鐵產品於上述期間的預期市價趨勢。

董事會認為該等建議上限屬公平合理,且符合本公司及股東的整體利益。

3. 續訂現有持續關連交易

(A) 框架協議

根據日期為2007年12月11日的框架協議,浦項(中國)獲委任為中粵浦項(秦皇島)的出口經銷商,而浦項(中國)已指定浦亞實業進行有關出口經銷,而中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。由於浦項(中國)為中粵浦項(秦皇島)的主要股東,及浦亞實業為POSCO的全資附屬公司,而POSCO亦為中粵浦項(秦皇島)的主要股東,故根據上市規則,浦項(中國)及浦亞實業亦為本公司的關連人士。因此,根據上市規則,框架協議(經續期)項下擬進行的馬口鐵產品供應及銷售將構成本公司的持續關連交易。

框架協議的續期、委任浦項(中國)、由浦亞實業經銷馬口鐵產品以及釐定框架協議(經續期)下的代價的相關條文,與原框架協議者相同,其詳情載列如下。

續期

框架協議最初由2008年1月1日起為期一年,而倘其訂約方於屆滿日期並無對續訂框架協議提出任何書面反對,則可每年續期。框架協議的任何一方可於框架

年期

買賣框架協議將自獲得粵海控股批准(為2009年8月14日)起至2010年12月31日止(包括首尾兩天),其後如訂約方於屆滿日期對續期並無任何書面反對,則每年予以續期。

供應及銷售馬口鐵產品的代價

馬口鐵產品的價格將根據馬口鐵產品的當時市價及經中粵馬口鐵及浦亞實業公平磋商後釐定。浦亞實業將向中粵馬口鐵採購馬口鐵產品的條款,將不會較中粵馬口鐵或本集團其他成員公司向獨立第三方(為本集團客戶)提供的條款優厚。浦亞實業將採購的馬口鐵產品的代價將透過信用證、電匯或有關訂約方不時協定的其他方式支付。

董事會認為由中粵馬口鐵向浦亞實業供應及銷售馬口鐵產品,將於中粵馬口鐵一般及日常業務過程中,按對中粵馬口鐵而言屬正常的商業條款進行,而交易的條款將屬公平合理,且將符合股東的整體利益。

持續關連交易的理由

董事會認為,由中粵馬口鐵根據買賣框架協議供應及銷售馬口鐵產品符合本公司及股東的利益,原因為浦亞實業於中國以外擁有龐大的銷售網絡,而向浦亞實業供應及銷售馬口鐵產品將更有利中粵馬口鐵向海外市場經銷其馬口鐵產品。

董事會認為向浦亞實業供應及銷售馬口鐵產品將在本公司一般及日常業務過程中,按一般商業條款進行,屬公平合理,且符合本公司及股東的整體利益。

過往金額

中粵馬口鐵於訂立買賣框架協議前曾向浦項(中國)供應馬口鐵及馬口鐵相關產品。截至2007年12月31日止年度及截至2008年3月31日止三個月,中粵馬口鐵向浦項(中國)供應馬口鐵及馬口鐵相關產品的交易金額分別約為4,243,205美元(約33,097,000港元)及約為2,340,128美元(約18,253,000港元),而中粵馬口鐵自此並沒有向浦項(中國)供應馬口鐵及馬口鐵相關產品。

根據日期為2007年12月11日的框架協議，浦項(中國)獲委任為中粵浦項(秦皇島)的出口經銷商，而浦項(中國)已指定浦亞實業進行有關出口經銷，而中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。茲建議框架協議由2010年1月1日起續期一年，倘本公司按本通函所述的方式獲得粵海控股的批准及聯交所的豁免，中粵浦項(秦皇島)將不會就框架協議續期提出書面反對。由於浦項(中國)為中粵浦項(秦皇島)的主要股東，及浦亞實業為POSCO的全資附屬公司，而POSCO亦為中粵浦項(秦皇島)的主要股東，故根據上市規則，浦項(中國)及浦亞實業亦為本公司的關連人士。因此，根據上市規則，框架協議(經續期)項下擬作出的安排將構成本公司的持續關連交易。

根據日期為2005年9月14日並於2009年7月1日續期的中粵馬口鐵採購協議，POSCO集團一直向中粵馬口鐵供應基板。根據日期為2006年12月21日的中粵浦項採購協議，POSCO集團一直向中粵浦項(秦皇島)供應基板。茲建議中粵浦項採購協議由2009年10月1日起續期一年，倘本公司按本通函所述的方式獲得粵海控股的批准及聯交所的豁免，中粵材料將不會就中粵浦項採購協議續期提出書面反對。根據上市規則，中粵馬口鐵採購協議(經續期)及中粵浦項採購協議(經續期)項下擬作出的安排將構成本公司的持續關連交易，乃因POSCO及浦項(中國)均為中粵浦項(秦皇島)的主要股東，因此根據上市規則為本公司的關連人士。

2. 新訂持續關連交易

買賣框架協議

於2009年8月10日，中粵馬口鐵與浦亞實業訂立買賣框架協議，藉以由中粵馬口鐵向浦亞實業供應及銷售馬口鐵產品。浦亞實業為中粵浦項(秦皇島)的主要股東POSCO的全資附屬公司，故根據上市規則，浦亞實業為本公司的關連人士。因此，根據上市規則，買賣框架協議項下擬進行的馬口鐵產品供應及銷售構成本公司的持續關連交易。

訂約方

(1) 中粵馬口鐵；及

(2) 浦亞實業。



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁江 *(主席)*
譚云標 *(總經理)*
宋咸權 *(財務總監)*

非執行董事：
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

敬啟者：

持續關連交易

1. 緒言

茲提述本公司日期為2009年8月10日的公告。

於2009年8月10日，中粵馬口鐵與浦亞實業訂立買賣框架協議，藉以由中粵馬口鐵向浦亞實業供應及銷售馬口鐵產品。浦亞實業為中粵浦項(秦皇島)的主要股東POSCO的全資附屬公司，故根據上市規則，浦亞實業為本公司的關連人士。因此，根據上市規則，買賣框架協議項下擬進行的馬口鐵產品供應及銷售構成本公司的持續關連交易。

「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股份」	指	本公司股本中每股面值0.50港元的股份；
「股東」	指	本公司股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美元，美利堅合眾國的法定貨幣；
「中粵材料」	指	中粵材料有限公司，一間於香港註冊成立的有限公司，為本公司的間接全資附屬公司；
「中粵浦項(秦皇島)」	指	中粵浦項(秦皇島)馬口鐵工業有限公司，一間於2007年2月16日根據中國法例註冊成立的外商合資有限公司，由本公司間接擁有66%，以及由POSCO及浦項(中國)分別擁有24%及10%；
「中粵浦項採購協議」	指	POSCO、浦項(中國)及中粵材料於2006年12月21日訂立的鍍錫原板(BP)長期供應協定，由POSCO集團向中粵浦項(秦皇島)供應基板；
「中粵馬口鐵」	指	中山中粵馬口鐵工業有限公司，一間於1989年6月22日在中國成立的中外合資經營企業，目前為本公司的間接全資附屬公司；
「中粵馬口鐵採購協議」	指	POSCO、浦項(中國)及中粵馬口鐵於2005年9月14日訂立的鍍錫原板(BP)長期供應協定，由POSCO集團向中粵馬口鐵供應基板；及
「%」	指	百分比。

港元乃按1.00美元 ＝ 7.80港元的匯率兑換為美元。

上述匯率僅適用於本通函，並只作參考用途，並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

「獨立股東」	指	具上市規則第14A章所賦予之涵義；
「最後實際可行日期」	指	2009年8月26日，即本通函付印前確定所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「POSCO」	指	株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣；
「POSCO集團」	指	POSCO及其附屬公司；
「浦亞實業」	指	浦亞實業有限公司，一間於香港註冊成立的公司，並為POSCO的全資附屬公司；
「浦項(中國)」	指	浦項(中國)投資有限公司，一間於中國註冊成立的公司，並為POSCO的全資附屬公司；
「中國」	指	中華人民共和國(就本通函而言，不包括香港、澳門及台灣)；
「該價格」	指	指浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的合約價格；
「該等相關持續關連交易」	指	根據買賣框架協議將予進行的持續關連交易、根據框架協議(經續期)將予進行的持續關連交易及由POSCO集團根據中粵馬口鐵採購協議(經續期)向中粵馬口鐵以及根據中粵浦項採購協議(經續期)向中粵浦項(秦皇島)供應基板；
「買賣框架協議」	指	中粵馬口鐵與浦亞實業於2009年8月10日訂立的鍍鉻薄鋼板買賣框架協議；

於本通函內，除文義另有所指外，下列詞語及詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	廣南(集團)有限公司，其股份於聯交所上市；
「董事」	指	本公司董事；
「該費用」	指	浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%。秦皇島船上交貨價僅屬相關馬口鐵產品的價格，有別於該價格，因該價格可能包括將馬口鐵產品由秦皇島付運至海外客戶所產生的運輸費用、保險及其他相關費用；
「框架協議」	指	中粵浦項(秦皇島)、浦項(中國)及浦亞實業於2007年12月11日訂立的產品出口經銷框架協議；
「粵海控股」	指	粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股東，於本通函日期持有本公司已發行股本約59.32%；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的董事委員會；
「獨立財務顧問」	指	聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動的持牌法團，為本公司委任的獨立財務顧問，就該等相關持續關連交易及該等相關持續關連交易的年度上限向獨立董事委員會及獨立股東提供意見；

目　錄

此乃要件　請即處理

閣下如對本通函任何內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下**全部**廣南(集團)有限公司之股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理，以便轉交買主或承讓人。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

持續關連交易

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問



聯昌國際證券(香港)有限公司

董事會函件載於本通函第4至14頁。獨立董事委員會函件載於本通函第15頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第16至23頁。

2009年8月31日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer, licensed corporation, or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

GENERAL MANDATES FOR THE REPURCHASE OF SHARES AND THE ISSUE OF SHARES, RE-ELECTION OF DIRECTORS, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong at 11:30 a.m. on Friday, 5 June 2009, is set out on pages 13 to 17 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

29 April 2009

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong at 11:30 a.m. on Friday, 5 June 2009, notice of which is set out on pages 13 to 17 of this circular or, where the context so admits, any adjournment thereof;
"AGM Notice"	the notice convening the AGM as set out on pages 13 to 17 of this circular;
"Articles of Association"	the articles of association of the Company, as originally adopted, or as from time to time altered in accordance with the Companies Ordinance;
"Board"	the board of directors of the Company;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"controlling shareholder"	as defined in the Listing Rules;
"Director(s)"	the director(s) of the Company;
"General Mandates"	the Repurchase Mandate and the Issue Mandate;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Issue Mandate"	a general and unconditional mandate proposed to be granted to the Directors at the AGM to issue Shares not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of the relevant Ordinary Resolution to grant such mandate;
"Latest Practicable Date"	23 April 2009, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular;

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;
"Ordinary Resolution(s)"	the proposed ordinary resolution(s) in the AGM Notice;
"Repurchase Mandate"	a general and unconditional mandate proposed to be granted to the Directors at the AGM to repurchase the Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant Ordinary Resolution to grant such mandate;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary" or "subsidiaries"	a company which is for the time being and from time to time a subsidiary (within the meaning of Section 2 of the Companies Ordinance) of the Company whether incorporated in Hong Kong or elsewhere;
"substantial shareholder"	as defined in the Listing Rules;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers; and
"%"	per cent.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors:
HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

29 April 2009

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES FOR THE REPURCHASE OF SHARES AND THE ISSUE OF SHARES, RE-ELECTION OF DIRECTORS, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and information on matters to be dealt at the AGM, *inter alia*:

(a) the grant of General Mandates and the extension of the Issue Mandate to the Directors by the addition of the number of Shares repurchased pursuant to the Repurchase Mandate;

(b) the re-election of the retiring Directors; and

(c) the amendments to the Articles of Association.

2. GENERAL MANDATES

At the last annual general meeting of the Company held on 6 June 2008, resolutions were passed giving general mandates to the Directors (i) to allot, issue and otherwise deal with new Shares of up to 20% of the issued share capital of the Company as at 6 June 2008; (ii) to repurchase Shares on the Stock Exchange of up to 10% of the issued share capital of the Company as at 6 June 2008; and (iii) to extend the general mandate to allot and issue Shares granted to the Directors by adding to it the number of Shares that has been repurchased by the Company.

Pursuant to the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at the AGM. In order to provide continual flexibility to the Directors, resolutions will be proposed at the AGM to renew these mandates.

(a) Repurchase Mandate

At the AGM, an Ordinary Resolution, Ordinary Resolution No. 6 set out in the AGM Notice, will be proposed to grant a new general and unconditional mandate to the Directors to exercise the powers of the Company to repurchase, at any time during the Relevant Period (as defined in Ordinary Resolution No. 6(c) in the AGM Notice), Shares of up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of Ordinary Resolution No. 6. An explanatory statement setting out the requisite information regarding the Repurchase Mandate as required under the Listing Rules is set out in Appendix I to this circular.

As at the Latest Practicable Date, the number of Shares in issue was 905,603,285 Shares. Subject to the passing of the proposed resolution for approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the date of the AGM, the Company would be allowed under the Repurchase Mandate to repurchase up to a limit of 90,560,328 Shares.

(b) Issue Mandate

At the AGM, an Ordinary Resolution, Ordinary Resolution No. 5 set out in the AGM Notice, will be proposed to grant a new general and unconditional mandate to the Directors to issue, at any time during the Relevant Period (as defined in Ordinary Resolution No. 5(d) in the AGM Notice), Shares representing up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of Ordinary Resolution No. 5. In addition, an Ordinary Resolution, Ordinary Resolution No. 7 set out in the AGM Notice, will be proposed to extend the Issue Mandate which would increase the limit of the Issue Mandate by adding to it the number of Shares repurchased under the Repurchase Mandate.

Subject to the passing of the proposed resolution for approving the Issue Mandate and on the basis that no further Shares are issued or repurchased by the Company prior to the date of the AGM, the Company would be allowed under the Issue Mandate to issue up to a limit of 181,120,657 Shares as at the Latest Practicable Date.

3. RE-ELECTION OF DIRECTORS

According to the Articles of Association, at each annual general meeting of the Company, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office by rotation. The Directors to retire on each occasion shall be those who have been longest in office since their last election, but as between persons who became or were re-elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, there shall also be required to retire by rotation any Director (including those appointed for a specific term) who at an annual general meeting of the Company shall have been a Director for three calendar years prior to that annual general meeting and not elected or re-elected at any general meeting during that three year period notwithstanding that the total number of Directors to retire at that annual general meeting would as a result exceed one-third of the Directors for the time being. A retiring Director shall be eligible for re-election.

Mr. Tan Yunbiao, Mr. Gerard Joseph McMahon and Mr. Li Kar Keung, Caspar will retire by rotation in accordance with Article 101 of the Articles of Association at the AGM. Being eligible, they will offer themselves for re-election. Particulars of the Directors who will retire at the AGM and being eligible, offer themselves for re-election are set out in Appendix II to this circular.

Pursuant to Appendix 14 of the Listing Rules, it is recommended that serving more than nine years could be relevant to the determination of a non-executive director's independence. If an independent non-executive director serves more than nine years, any further appointment of such independent non-executive director should be subject to a separate resolution to be approved by shareholders.

Both Mr. Gerard Joseph McMahon and Mr. Li Kar Keung, Caspar have been appointed as Independent Non-Executive Directors for more than nine years. Nonetheless, the Company has received confirmation from Mr. McMahon and Mr. Li as to their independence in compliance with the requirements of the Listing Rules and neither Mr. McMahon nor Mr. Li has engaged in any daily executive management of the Group. Taking into consideration of their independent scope of works in the past years, the Directors consider both Mr. McMahon and Mr. Li to be independent under the Listing Rules despite the fact that they have served the Company for more than nine years.

Accordingly, the Directors would like to seek the Shareholders' approval for the continuous appointment of Mr. McMahon and Mr. Li as Independent Non-Executive Directors.

4. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors consider that it is in the interests of the Company and the Shareholders to make certain amendments to the Articles of Association in order to clarify the requirements on directors' rotation procedures to enhance administrative efficiency.

Details of the proposed amendments to the Articles of Association are set out in the Special Resolution in the AGM Notice.

5. THE AGM

The AGM Notice is set out in Appendix III to this circular. Shareholders are advised to read the AGM Notice and to complete and return the enclosed form of proxy for use at the AGM in accordance with the instructions printed thereon and deposit the same with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules, all resolutions set out in the AGM Notice will be decided by poll. An announcement of the poll results will be made after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

6. RECOMMENDATIONS

The Directors believe that the granting of the General Mandates, the re-election of Directors and the amendments to the Articles of Association are in the best interests of the Company as well as the Shareholders. Accordingly, the Directors recommend that Shareholders vote in favour of the Ordinary Resolutions and the Special Resolution at the AGM.

7. RESPONSIBILITY STATEMENT

This circular contains particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in respect thereof misleading.

Yours faithfully,
For and on behalf of the Board
LIANG Jiang
Chairman

This appendix serves as an explanatory statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

EXERCISE OF THE REPURCHASE MANDATE

Whilst the Directors do not at present intend to repurchase any Shares immediately, they believe that the flexibility afforded by the mandate granted to them if the relevant Ordinary Resolution to approve the grant of the Repurchase Mandate is passed would be beneficial to the Company.

It is proposed that up to 10% (in nominal amount) of the issued Shares on the date of the passing of the Ordinary Resolution may be repurchased. As at the Latest Practicable Date, 905,603,285 Shares were issued. On the basis of such figures, the Directors would be authorized to repurchase up to 90,560,328 Shares during the period from the passing of the Ordinary Resolution up to the conclusion of the next annual general meeting in 2010, or the expiration of the period within which the next annual general meeting of the Company is required by law or the Articles of Association to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting of the Company, whichever of these three events occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or its earnings per Share.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such repurchase in accordance with its memorandum of association and the Articles of Association, the laws of Hong Kong and the Listing Rules. Repurchases pursuant to the Repurchase Mandate will be made out of funds of the Company legally permitted to be utilised in this connection, including the funds of the Company otherwise available for dividend or distribution or the proceeds of a fresh issue of Shares made for such purpose.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2008) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of the knowledge of the Directors, having made all reasonable enquiries, none of their associates (as defined in the Listing Rules), have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he has a present intention to sell Shares to the Company, nor has undertaken not to do so, if the Repurchase Mandate is exercised.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchases of Shares have been made by the Company (whether on the Stock Exchange or otherwise) during the last six months immediately preceding the Latest Practicable Date.

TAKEOVERS CODE CONSEQUENCES

If, as a result of a repurchase of Shares by the Company, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, GDH Limited ("GDH"), was recorded in the registers required to be kept by the Company under section 336 of SFO as having an interest in 537,198,868 Shares, representing approximately 59.32% of the issued share capital of the Company. In the event that the Repurchase Mandate is exercised in full and assuming that there is no change in the number of Shares held by GDH and there is no other change to the issued share capital of the Company, the shareholding of GDH in the Company will be increased to approximately 65.91% of the reduced issued share capital of the Company immediately after the exercise in full of the Repurchase Mandate. The Directors are not aware of the consequences which would arise under the Takeovers Code as a result of any repurchases of Shares pursuant to the Repurchase Mandate. In addition, in exercising the Repurchase Mandate (whether in full or otherwise), the Directors will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

MARKET PRICES

The highest and lowest prices at which the Shares had traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were:

	Traded market price	
	Highest	**Lowest**
	HK$	*HK$*
2008		
April	1.40	1.25
May	1.50	1.31
June	1.41	1.16
July	1.23	1.15
August	1.25	0.95
September	1.10	0.70
October	0.95	0.50
November	0.74	0.54
December	0.82	0.64
2009		
January	0.83	0.63
February	0.72	0.66
March	0.78	0.65
April (up to the Latest Practicable Date)	0.85	0.65

Set out below are the personal particulars of the Directors who offer themselves to be re-elected at the AGM:

Mr. TAN Yunbiao, aged 44, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. He is also a director of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco").

Other than as stated above, Mr. Tan is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Tan had a derivative interest in respect of 4,700,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Tan does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Tan. He was not appointed for a specific term but is subject to retirement by rotation and re-election at least once every three years in accordance wit the Articles of Association. His total remuneration for the year ended 31 December 2008 was HK$1,784,383, which comprised the fixed annual remuneration, allowance and other benefits of HK$370,370, discretionary bonuses pegged to performance of HK$1,135,800 and a total payment of HK$278,213 for his pension scheme contributions. Such emoluments are determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described below, there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a member's voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee, or similar officer appointed over it during the time when Mr. Tan was one of its directors or within 12 months after his ceasing to act as one of its directors.

Since 9 September 1997, Mr. Tan has been directors of Shan Hai and Zhongyue Tinplate, which were not the subsidiaries of the Company. Both Shan Hai and Zhongyue Tinplate are established in the People's Republic of China. On 16 December 1998, the Company made an announcement relating to a comprehensive restructuring ("Restructuring") of its then holding company ("GDE") and its subsidiaries ("GDE Group") including the Company and its then subsidiaries (including Shan Hai and Zhongyue Tinplate) ("Guangnan Group").

On 12 January 1999, as part of the Restructuring, a proposal was made to the financial creditors of the GDE Group including the Guangnan Group for a restructuring of its indebtedness ("Debt Restructuring"). In addition, an exchange offer was made by GDE to the noteholders (including the convertible bondholders of the Guangnan Group ("Bondholders")) to be bound by the exchange offer memorandum dated 30 October 2000. Pursuant to resolutions passed by the Bondholders of the Guangnan Group on 30 November 2000, all the Bondholders were bound by the exchange offer.

On 21 December 2000, the Company formally signed, among others, the Debt Restructuring Agreement. Bank creditors and certain significant creditors of the Guangnan Group agreed to participate in the Restructuring. The amount involved under the Restructuring relating to the Guangnan Group was estimated to be about HK$3,173 million. The Restructuring was complete on 22 December 2000.

Please refer to the circular of the Company dated 17 November 2000 and various announcements made by the Company between 16 December 1998 to 22 December 2000 relating to the Restructuring for further details.

Mr. Tan considers his educational background, extensive experience, capabilities, character and integrity demonstrate that he is suitable to hold and commensurate with the position as an Executive Director of the Company. Accordingly, Mr. Tan will offer himself for re-election as a Director at the AGM. The Company concurs with Mr. Tan's view as mentioned.

Save as described above, in relation to the re-election of Mr. Tan as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Mr. Gerard Joseph McMAHON, aged 65, was appointed an Independent Non-Executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997. He is presently the chairman of the board of directors and audit committee of Oriental Technologies Investment Limited, a company listed on the Australian Securities Exchange, to which he was appointed on 7 April 2000. Mr. McMahon has retired and ceased to be a non-executive director as well as an audit committee member of Quay Point Corporation Limited, a Hong Kong listed company, on 28 November 2008.

Other than as stated above, Mr. McMahon is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. McMahon was interested in 100,000 Shares and had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. McMahon does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. McMahon. He was not appointed for a specific term but is subject to retirement by rotation and re-election at least once every three years in accordance wit the Articles of Association. The total amount of Mr. McMahon's emoluments as an Independent Non-Executive Director, chairman of the audit committee and members of the compensation committee and nomination committee amounted to HK$300,000 for the year 2008. Mr. McMahon is entitled to such director's fee and emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. McMahon as an Independent Non-Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.

Mr. LI Kar Keung, Caspar, aged 55, was appointed an Independent Non-Executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a senior banker of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Other than as stated above, Mr. Li is not related to any Director, senior management or substantial or controlling shareholders of the Company and has not hold directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Li had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Li does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li. He was not appointed for a specific term but is subject to retirement by rotation and re-election at least once every three years in accordance wit the Articles of Association. The total amount of Mr. Li's emoluments as an Independent Non-Executive Director, chairman of the compensation committee and members of the audit committee and nomination committee amounted to HK$300,000 for the year 2008. Mr. Li is entitled to such director's fee and emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Li as an Independent Non-Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 5 June 2009 at 11:30 a.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2008.

2. To declare a final dividend for the year ended 31 December 2008.

3. To re-elect retiring Directors and authorize the Board of Directors to fix the remuneration of Directors.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to the other provisions of this resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this resolution) of all the powers of the Company to allot, issue and deal with ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted, issued or dealt with, or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given under paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the articles of association of the Company (the "Articles of Association"), shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors) to holders of Ordinary Shares on the register of members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any authorized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase ordinary shares of HK$0.5 each in the capital of the Company (the "Ordinary Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and authorized by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of resolutions no. 5 and no. 6 set out in the notice convening the annual general meeting, the aggregate nominal amount of the number of ordinary shares of HK$0.5 each in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in the said resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors pursuant to the approval in the said resolution no. 5."

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as a special resolution:

SPECIAL RESOLUTION

8. "**THAT** the articles of association of the Company be amended as follows:

   (a) By deleting the existing Article 101 in its entirety and substituting therefor the following:

   "101(a). At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office, provided that notwithstanding any provisions (if any) to the contrary in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, every Director shall be subject to retirement at an annual general meeting at least once every three years.

   101(b). The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

   (b) By deleting the existing Article 107A in its entirety."

By order of the Board
LO Wing Suet
Company Secretary

Hong Kong, 29 April 2009

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote in his place and such proxy need not be a shareholder of the Company.

(ii) A form of proxy is enclosed. To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of members in respect of the joint holding.

(iv) The register of members of the Company will be closed from Wednesday, 3 June 2009 to Friday, 5 June 2009, both days inclusive, during such period no transfer of shares will be registered.

(v) In order to qualify for the proposed final dividend for 2008, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 2 June 2009.

(vi) In relation to resolution no. 5, approval is being sought from shareholders of the Company for a general mandate to authorize the issue of Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.

(vii) In relation to resolution no. 6, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Ordinary Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. The Explanatory Statement containing the information necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Ordinary Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the Appendix I to this circular.

(viii) In relation to resolution no. 7, approval is being sought from shareholders of the Company to extend the general mandate to authorize the issue of Ordinary Shares by adding the repurchased Ordinary Shares to the 20 per cent. general mandate to issue Ordinary Shares.

(ix) In relation to resolution no. 8, approval is being sought from shareholders of the Company to approve the amendments to the Articles of Association.

(iii) 如屬聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

(iv) 本公司將於2009年6月3日(星期三)至2009年6月5日(星期五)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，在上述期間不會辦理股份轉讓手續。

(v) 為符合收取擬派發的2008年末期股息之資格，必須於2009年6月2日(星期二)下午4時正前將所有股份過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。

(vi) 有關第5項決議案，擬徵求股東批准發行普通股之一般授權。董事擬表明，彼等現無計劃根據此項一般授權發行任何新普通股。

(vii) 有關第6項決議案，董事擬表明只會在彼等認為符合本公司股東利益之情況下行使該項授權所賦予之權力以購回普通股。《香港聯合交易所證券上市規則》規定之說明函件載於本通函附錄一，其中載列所需資料以讓本公司股東就投票贊成或反對批准本公司購回本身普通股之決議案作出知情決定。

(viii) 有關第7項決議案，擬徵求股東批准擴大發行普通股之一般授權，將購回普通股加入20%之發行普通股一般授權。

(ix) 有關第8項決議案，擬徵求股東批准修訂章程細則。

作為特別事項，考慮並酌情通過下列特別決議案(不論有否修訂)：

特別決議案

8. 「**動議**按以下方式修訂本公司之組織章程細則：

(a) 刪除細則第101條全文，並以下文取代：

「101(a) 於各股東週年大會上，當時董事人數之三分之一(或倘董事人數並非三(3)之倍數，則為最接近但不多於人數三分之一之整數)須輪值退任，惟即使細則內其他條款有任何其他規定(如有)，在符合上市守則項下就董事輪值退位的要求的前提下，每一位董事均須每三年最少於股東大會上輪值退任一次。

101(b) 每年須退任之董事為自其上次獲選起計任期最長之董事，倘多位董事於同日成為董事，則須以抽籤決定須退任之董事(除非彼等就此自行達成協議)。退任董事符合資格膺選連任。

(b) 刪除細則第107A條全文。」

承董事會命
公司秘書
盧詠雪

香港，2009年4月29日

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

附註：

(i) 凡有權出席上述大會並於會上投票之股東，均可委任一名或以上代表代其出席大會，及於投票表決時代表其投票，受委代表毋須為本公司股東。

(ii) 隨本通函附奉一份代表委任表格。代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室，方為有效。股東在委派代表後仍可親自出席大會或其任何續會，並於會上投票。如股東交回代表委任表格後親自出席大會，則代表委任表格將被視作撤銷論。

6. 「**動議**：

(a) 在本決議案(b)段規限下，一般及無條件批准董事於有關期間內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或本公司證券可能上市且獲證券及期貨事務監察委員會與聯交所就此根據《香港股份購回守則》批准之任何其他證券交易所，購回本公司股本中每股面值0.50港元之普通股股份(「普通股」)，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；

(b) 本公司獲授權根據本決議案(a)段購回之普通股總面額，不得超過通過本決議案當日已發行普通股總面額之10%；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之組織章程細則或香港任何適用法例規定本公司須予舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案授予之權力經由本公司股東在股東大會通過普通決議案撤銷或修訂之日。」

7. 「**動議**待召開股東週年大會之通告所載第5及6項決議案獲通過後，董事根據上述第6項決議案獲授權購回本公司股本中每股面值0.50港元之普通股股份數目之總面額，將加於董事根據上述第5項決議案可能配發、發行或處理或有條件或無條件同意配發、發行或處理之股本總面額。」

(b) 本決議案(a)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出及／或授予將需要或可能需要於有關期間結束後行使此等權力之建議、協議、購股權或認股權證；

(c) 董事根據本決議案(a)段之批准而配發、發行或處理或有條件或無條件同意配發、發行或處理(不論是否依據購股權)之普通股總面額，不得超過本決議案通過當日已發行普通股總面額之20%，惟根據(i)配售新股(定義見本決議案(d)段)；(ii)行使本公司所發行任何認股權證、優先股、可換股債券或可兑換為普通股之其他證券之認購權或轉換權；(iii)本公司按任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事、行政人員及／或僱員及／或其他合資格人士(如有)授出購股權之類似安排行使授出之購股權以認購普通股；或(iv)任何根據本公司之組織章程細則(「章程細則」)配發普通股以代替全部或部份普通股股息之以股代息或類似安排而配發者除外，而上述批准須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列最早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 章程細則或中華人民共和國香港特別行政區(「香港」)任何適用法例規定本公司須予舉行下屆股東週年大會期限屆滿之日；及

(iii) 本決議案授予之權力經由本公司股東在股東大會通過普通決議案撤銷或修訂之日；

及，

「配售新股」乃指於本公司(或董事)指定之期間內，向於指定記錄日期名列本公司股東名冊(普通股)內之普通股持有人，按彼等當時之普通股持股比例提呈發售普通股之建議(惟須受董事就零碎股權，或於考慮香港以外任何地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

股東週年大會通告

茲通告廣南(集團)有限公司(「本公司」)謹定於2009年6月5日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便討論及處理下列事項：

作為普通事項：

1. 接納及省覽截至2008年12月31日止年度之經審核綜合財務報表、本公司之董事會(「董事」)報告及本公司之核數師(「核數師」)報告。

2. 宣佈派發截至2008年12月31日止年度之末期股息。

3. 重選退任董事並授權董事會釐定董事酬金。

4. 重新委聘核數師及授權董事會釐定其酬金。

作為特別事項，考慮並酌情通過下列普通決議案(不論有否修訂)：

普通決議案

5. 「**動議**：

   (a) 在本決議案其他規定下及根據香港法例第32章《公司條例》第57B條，一般及無條件批准董事於有關期間(定義見本決議案(d)段)內行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.50港元之普通股股份(「普通股」)及／或購股權、認股權證及／或附有可認購任何普通股權利之契據或可轉換成普通股之證券，以及作出及／或授予將需要或可能需要行使此等權力之建議、協議、購股權或認股權證；

本公司與McMahon先生並無訂立服務合約。彼並沒有指定任期，惟須根據組織章程細則每三年最少輪值退任一次。於2008年，McMahon先生分別出任本公司獨立非執行董事、審核委員會主席、薪酬委員會以及提名委員會成員之酬金總額為300,000港元。McMahon先生擔任本公司上述職務有權收取可能由董事會根據組織章程細則批准之董事袍金及董事酬金。McMahon先生之酬金將參照其職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

除以上所述者外，就McMahon先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(v)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會股東之其他事宜。

李嘉強先生，55歲，於1999年6月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

除以上所述者外，李先生與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，李先生擁有本公司200,000股股份之衍生權益(定義見證券及期貨條例第XV部)。除上述披露者外，李先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與李先生並無訂立任何服務合約。彼並沒有指定任期，惟須根據組織章程細則每三年最少輪值退任一次。於2008年，李先生出任本公司獨立非執行董事、薪酬委員會主席、審核委員會以及提名委員會成員之酬金總額為300,000港元。李先生擔任本公司上述職務有權收取可能由董事會根據組織章程細則批准之董事袍金及董事酬金。李先生之酬金將參照其職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

除上文所述者外，就李先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(v)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會股東之其他事宜。

建議備忘錄限制。根據廣南集團之債券持有人於2000年11月30日通過之決議案，所有債券持有人受交換建議所限制。

於2000年12月21日，本公司正式簽訂（其中包括）債務證券重組協議。廣南集團之銀行債權人及若干重要債權人同意參予重組。廣南集團重組涉及之金額估計約達3,173,000,000港元。重組於2000年12月22日完成。

有關重組之其他詳情，請參閱本公司於2000年11月17日刊發之通函及本公司於1998年12月16日至2000年12月22日期間刊發之多份公佈。

譚先生認為其教育背景、豐富經驗、才幹、個性和品格，顯示其適合及能勝任繼續擔任本公司的執行董事。因此，譚先生將在股東週年大會上膺選連任。本公司同意譚先生上述的觀點。

除以上所述者外，就譚先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(v)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會股東之其他事宜。

Gerard Joseph McMAHON先生，65歲，於1999年6月獲委任為本公司獨立非執行董事。直至1996年年底，彼擔任證券及期貨事務監察委員會（「證監會」）的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，自1997年起，先後擔任為香港、印尼及澳洲多間上市公司的非執行董事。彼於2000年4月7日起獲委任為Oriental Technologies Investment Limited董事長及審核委員會主席，該公司在澳洲證券交易所上市。McMahon先生於2008年11月28日退任香港上市公司紀翰集團有限公司的非執行董事及審核委員會成員。

除以上所述者外，McMahon先生與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，McMahon先生擁有本公司100,000股股份之權益，並持有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部）。除上述披露者外，McMahon先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

建議於股東週年大會上重選的董事履歷詳情如下：

譚云標先生，44歲，於2004年2月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於1984年至1988年期間在中國中山市政府工作。譚先生於1988年起加入中山市山海實業有限公司(「山海實業」)及中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)，於1997年擢升為董事兼副總經理，並於2001年起擔任該兩間公司董事兼總經理。現時亦擔任中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的董事。

除以上所述者外，譚先生與本公司任何董事、高層管理人員或主要或控股股東概無關連，且於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，譚先生擁有本公司4,700,000股股份之衍生權益(定義見證券及期貨條例第XV部)。除上述披露者外，譚先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與譚先生並無訂立服務合約。彼並沒有指定任期，惟須根據組織章程細則每三年最少輪值退任一次。於截至2008年12月31日止年度，譚先生於本公司收取之總酬金為1,784,383港元，當中包括每年固定薪金、津貼及其他福利370,370港元，與表現掛鉤之酌情花紅1,135,800港元及退休計劃供款共278,213港元。該等酬金乃參照職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

除以下所述者外，概無任何企業、公司或未註冊成立之企業於譚先生出任其中一名董事期間或其不再出任其中一名董事後的十二個月內遭解散或清盤(該公司仍有償債能力時提出自動清盤除外)，或破產或成為類似法律程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或對其委任破產管理人、受託人或類似人員。

譚先生自1997年9月9日起為山海實業及中粵馬口鐵(當時並非本公司之附屬公司)之董事。山海實業及中粵馬口鐵均在中華人民共和國成立，並為本公司之非全資附屬公司。於1998年12月16日，本公司就其當時之控股公司(「粵海企業」)及其附屬公司(「粵海企業集團」，包括本公司及其當時之附屬公司(包括山海實業及中粵馬口鐵，「廣南集團」))之全面重組(「重組」)發出公佈。

作為重組一部份，本公司於1999年1月12日向粵海企業集團(包括廣南集團)債權人提呈一項債務重組之建議(「債務重組」)。另外，粵海企業向執票人(包括廣南集團之可換股債券持有人，「債券持有人」)提出交換建議，建議受日期為2000年10月30日之交換

市價

股份於最後實際可行日期前十二個月期間每月在聯交所買賣之最高及最低價如下：

	交易市價	
	最高	最低
	港元	*港元*
2008年		
4月	1.40	1.25
5月	1.50	1.31
6月	1.41	1.16
7月	1.23	1.15
8月	1.25	0.95
9月	1.10	0.70
10月	0.95	0.50
11月	0.74	0.54
12月	0.82	0.64
2009年		
1月	0.83	0.63
2月	0.72	0.66
3月	0.78	0.65
4月（至最後實際可行日期）	0.85	0.65

目前並無任何本公司之關連人士(按上市規則之釋義)知會本公司，擬在購回授權獲行使時出售股份予本公司，或承諾不出售股份予本公司。

董事之承諾

董事已向聯交所作出承諾，在適用的情況下，彼等將根據《上市規則》及適用的香港法例行使購回授權。

本公司購回股份

在緊接最後實際可行日期前的過去六個月期間，本公司並無購回任何股份(無論於聯交所或以其他方式購回)。

收購守則之後果

倘本公司因購回股份而導致股東在本公司投票權所佔的權益比例有所增加，則就《收購守則》而言，有關增加將視作一項收購。因此，一名股東或一群採取一致行動的股東，視乎股東權益增加之水平，可取得或鞏固於本公司的控制權，因而須根據《收購守則》第26條的規定作出強制性收購行動。

於最後實際可行日期，本公司根據《證券及期貨條例》第336條存置的登記冊已記錄本公司的直接控股股東粵海控股集團有限公司(「香港粵海」)擁有537,198,868股股份權益，佔本公司已發行股本約59.32%。倘購回授權獲全面行使，並假設香港粵海所持的股份數目不變，且本公司股本並無其他變化，香港粵海於本公司的持股比例將增至佔緊隨購回股份授權全面行使後本公司經削減已發行股本約65.91%。據董事所知，根據購回授權而作出任何購回股份不會引起任何有關收購守則的後果。此外，行使購回授權(無論全面或以其他方式行使)時，董事將會確保本公司遵照上市規則的規定，包括公眾持股量的最低比例。

本附錄為根據《上市規則》規定向股東發出將於股東週年大會上提呈有關購回授權建議之說明函件，而本說明函件亦構成《公司條例》第49BA條所規定之備忘錄。

行使購回授權

儘管董事現不擬立即購回任何股份，惟彼等認為倘有關購回授權之普通決議案獲得通過而向彼等授出授權，從而獲得靈活性，將有利於本公司。

現建議可購回股份的數目，最多可達普通決議案通過當日已發行股份面值的10%。於最後實際可行日期已發行905,603,285股股份。以該數字為基礎，董事將獲授權於通過普通決議案至本公司下屆2010年股東週年大會結束時，或任何法例或組織章程細則規定本公司須召開下屆股東週年大會的期限屆滿，或購回授權經股東在股東大會上以普通決議案撤銷或修訂（以上述三種情況的最早者為準）的期間內，可購回最多90,560,328股股份。

購回之理由

董事只會在認為購回股份有利於本公司及股東之情況下進行，並可能使本公司資產淨值及／或每股股份盈利上升（視乎當時市況及資金安排而定）。

購回之資金

購回股份時，本公司僅可動用根據其組織章程大綱及組織章程細則、香港法例及《上市規則》規定可合法撥作購回用途的資金。根據購回授權而進行之任何購回，將動用本公司所可合法容許作此用途之資金，包括原可供派發股息或分派之本公司資金或為此目的而發行新股所得之款項。

倘全面行使購回授權，本公司的營運資金或資本負債比率可能會蒙受重大不利影響（相對於最新公佈截至2008年12月31日止年度的經審核賬目所載財務狀況而言）。然而，若行使購回授權而可能對本公司的營運資金或董事認為本公司不時合適的資本負債比率造成重大不利影響，在該等情況下，董事不擬行使購回授權。

權益的披露

目前並無任何董事或（於作出一切合理查詢後就董事所知）彼等之聯繫人（按上市規則之釋義），擬在購回授權獲行使時出售任何股份予本公司。

5. 股東週年大會

股東週年大會通告載於本通函附錄三。股東務請細閱股東週年大會通告，並將隨附之代表委任表格按其上印列之指示填妥，並不遲於股東週年大會或其任何續會(視乎情況而定)指定舉行時間48小時前將表格送達本公司股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。填妥及交回代表委任表格後， 閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

根據上市規則第13.39(4)條，所有載於股東大會通告內的決議案將以投票表決方式決定。投票表決結果將根據上市規則第13.39(5)條所述之方式公佈。

6. 推薦建議

董事相信，授出一般授權、重選董事及修訂章程細則乃符合本公司及股東之最佳利益。因此，董事建議各位股東投票贊成將於股東週年大會上提呈之普通決議案及特別決議案。

7. 責任聲明

本通函載有遵照上市規則的規定提供有關之本公司資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏任何其他事實，以致其所載的內容有所誤導。

此 致

列位股東 台照

承董事會命
主席
梁江

2009年4月29日

待建議批准發行授權之決議案獲通過後，並以股東週年大會前本公司再無發行或購回股份為基礎，於最後實際可行日期，本公司根據發行授權可發行最多181,120,657股股份。

3. 重選董事

根據組織章程細則，於本公司每屆股東週年大會上，當時董事人數之三分之一（或倘該數目並非三或三之倍數，則為最接近三分之一之數目）須輪值退任。每年須退任之董事為自其上次獲選起計任期最長之董事，倘多位董事於同日成為或被重選為董事，則須以抽籤決定須退任之董事（除非彼等就此自行達成協議）。此外，任何董事（包括有指定任期的董事）倘於本公司股東週年大會日期前三個曆年一直擔任董事職務，且並未於三年期間內任何股東大會上被選或重選為董事，則即使於應屆股東週年大會上退任之董事總人數將因此而超過當時在任董事的三分之一，亦必須於應屆股東週年大會上輪值退任。退任董事將符合資格膺選連任。

譚云標先生、Gerard Joseph McMahon先生及李嘉強先生將根據組織章程細則第101條於應屆股東週年大會上輪值退任，並符合資格願意膺選連任。有關將於股東週年大會上退任，並符合資格願意膺選連任之董事資料載於本通函附錄二。

上市規則附錄14建議，擔任董事超過9年足以作為一個考慮界線。倘獨立非執行董事服務年期超過9年，任何擬繼續委任該名獨立非執行董事均應以獨立決議案形式由股東審議通過。

Gerard Joseph McMahon先生及李嘉強先生已出任獨立非執行董事超過9年。然而，本公司已接獲McMahon先生及李先生根據上市規則發出之獨立身分確認書，而且McMahon先生及李先生過往並無參與本集團日常經營管理工作。所以儘管彼等已於本公司服務超過9年，惟經考慮彼等過往工作範圍之獨立性後，董事認為，McMahon先生及李先生根據上市規則，仍屬於獨立人士。

因此，董事謹此徵求股東批准繼續委任McMahon先生及李先生為獨立非執行董事。

4. 修訂組織章程細則

董事會認為，修改部分組織章程細則以清楚說明董事輪值退任之程序以加強管理效率，乃符合本公司及股東利益。

組織章程細則的修訂建議詳情載於股東週年大會通告內的特別決議案。

(b) 重選退任董事；及

(c) 修訂組織章程細則。

2. 一般授權

於2008年6月6日舉行之本公司上屆股東週年大會上，通過決議案授予董事一般授權以(i)配發、發行及以其他方式處理新股份，惟不得超逾本公司於2008年6月6日已發行股本之20%；(ii)在聯交所購回最多可達本公司於2008年6月6日已發行股本10%之股份；及(iii)擴大授予董事配發及發行股份之一般授權，將本公司所購回之股份數目加入該一般授權。

根據《公司條例》及《上市規則》，除非在股東週年大會上再賦授此等一般授權，否則將於股東週年大會結束時失效。為了提供董事連續的靈活性，本公司將在股東週年大會上提呈再賦授此等授權的決議案。

(a) 購回授權

將於股東週年大會上提呈之普通決議案(載於股東週年大會通告內第6項普通決議案)，將重新授予董事一般及無條件授權，讓董事行使本公司權力以於有關期間(定義見股東週年大會通告第6(c)項普通決議案)內隨時可購回最多佔於通過第6項普通決議案當日本公司已發行股本面值總額10%之股份。按《上市規則》規定載列有關購回股份授權必需資料之說明函件載於本通函附錄一。

於最後實際可行日期，本公司之已發行股份數目為905,603,285。待建議批准購回授權之決議案獲通過後，並以股東週年大會前本公司再無發行或購回股份為基礎，本公司根據購回授權可購回最多90,560,328股股份。

(b) 發行授權

將於股東週年大會上提呈之普通決議案(載於股東週年大會通告內第5項普通決議案)，將重新授予董事一般及無條件授權，於有關期間內(定義見股東週年大會通告第5(d)項普通決議案)隨時發行最多佔於通過第5項普通決議案當日本公司已發行股本面值總額20%之股份。此外，普通決議案(載於股東週年大會通告內第7項普通決議案)將提呈以擴大發行授權，藉加入根據購回授權之股份數目提高發行授權之上限。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁　江 *(主席)*
李　力 *(副主席)*
譚云標 *(總經理)*
宋咸權 *(財務總監)*

非執行董事：
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

敬啟者：

購回股份及發行股份的一般授權
重選董事
修訂組織章程細則
及
股東週年大會通告

1. 緒言

本通函旨在向　閣下提供股東週年大會通告以及將在股東週年大會上處理的事宜之資料，其中包括：

(a) 授予一般授權，以及藉加入根據購回授權所購回之股份，擴大授予董事之發行授權；

「《上市規則》」	指	經不時修訂之《聯交所證券上市規則》;
「普通決議案」	指	股東週年大會通告提呈之普通決議案;
「購回授權」	指	於股東週年大會上提呈授予董事之一般及無條件授權,以購回不超於通過授出該授權之有關普通決議案當日本公司已發行股本面值總額10%之股份;
「《證券及期貨條例》」	指	香港法例第571章《證券及期貨條例》;
「股份」	指	本公司股本中每股面值0.50港元之普通股;
「股東」	指	股份持有人;
「聯交所」	指	香港聯合交易所有限公司;
「附屬公司」	指	本公司當時及不時在香港或其他地區註冊成立之附屬公司(定義見《公司條例》第2條);
「主要股東」	指	《上市規則》所賦予之涵義;
「《收購守則》」	指	香港《公司收購及合併守則》;及
「%」	指	百份比。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於2009年6月5日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會(或如文義需要，該大會之任何續會)，大會通告載於本通函第13頁至第17頁內；
「股東週年大會通告」	指	本通函第13頁至第17頁內所載召開股東週年大會之通告；
「組織章程細則」	指	本公司最初採納或根據《公司條例》不時修訂的組織章程細則；
「董事會」	指	本公司之董事會；
「《公司條例》」	指	香港法例第32章《公司條例》；
「本公司」	指	廣南(集團)有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市；
「控股股東」	指	《上市規則》所賦予之涵義；
「董事」	指	本公司之董事；
「一般授權」	指	購回授權及發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「發行授權」	指	於股東週年大會提呈授予董事之一般及無條件授權，以發行不超過於通過授出該授權之有關普通決議案當日本公司已發行股本面值總額20%之股份；
「最後實際可行日期」	指	2009年4月23日，即本通函付印前確定本通函所載若干資料之最後實際可行日期；

目　錄

此乃要件　請即處理

香港交易及結算所有限公司及香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示，概不對因本通函全部或任何部份內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人，或經手買賣或轉讓的銀行、股票經紀、註冊證券交易商或其他代理商，以便轉交買主或受讓人。



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

購回股份及發行股份的一般授權
重選董事
修訂組織章程細則
及
股東週年大會通告

現謹訂於2009年6月5日(星期五)上午11時30分假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行本公司股東週年大會，股東週年大會通告載於本通函第13頁至第17頁內。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印列的指示填妥及交回，惟無論如何須於股東週年大會指定舉行時間48小時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並於會上投票。

2009年4月29日

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

22 September 2010

By Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

Exemption No. 82-5425

Dear Sirs,

Re: Guangnan (Holdings) Limited
12g3-2(b) Exemption No. 82-5425

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from January 2009 to September 2010 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) Press Announcements:

2009

-	Date of Board Meeting	30 March 2009
-	Profit Warning	2 April 2009
-	Announcement of Annual Results for the year ended 31 December 2008	9 April 2009
-	Closure of Register of Members	9 April 2009
-	Change of Company Secretary	14 April 2009
-	Notice of Annual General Meeting	29 April 2009
-	Form of proxy for use at the Annual General Meeting to be held on 5 June 2009	29 April 2009
-	Poll Results at the Annual General Meeting held on 5 June 2009	5 June 2009
-	Resignation of Executive Director and Deputy Chairman	5 June 2009
-	Connected Transaction and Continuing Connected Transaction	10 August 2009
-	Date of Board Meeting	31 August 2009
-	Interim Results Announcement for the six months ended 30 June 2009	11 September 2009
-	Closure of Register of Members	11 September 2009

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

2010

- Positive Profit Alert	15 January 2010
- Date of Board Meeting	16 March 2010
- Announcement of Annual Results for the year ended 31 December 2009	26 March 2010
- Closure of Register of Members	26 March 2010
- Appointment of Executive Director and Deputy Chairman	12 April 2010
- Notice of Annual General Meeting	19 April 2010
- Form of proxy for use at the Annual General Meeting to be held on 28 May 2010	19 April 2010
- Poll Results at the Annual General Meeting held on 28 May 2010	28 May 2010
- Announcement – Disclosure pursuant to Rule 13.18 of the Listing Rules	14 June 2010
- Grant of Share Options	5 July 2010
- Positive Profit Alert	23 July 2010
- Date of Board Meeting	13 August 2010
- Change of Non-Executive Director	27 August 2010
- Interim Results Announcement for the six months ended 30 June 2010	27 August 2010
- Closure of Register of Members	27 August 2010

(2) Circular:

2009

- General Mandates for the Repurchase of Shares and the Issue of Shares, Re-Election of Directors, Amendments to the Articles of Association and Notice of Annual General Meeting	29 April 2009
- Continuing Connected Transaction	31 August 2009

2010

- General Mandates for the Repurchase of Shares and the Issue of Shares, Re-Election of Directors and Notice of Annual General Meeting	19 April 2010

(3) Annual Reports for 2008 and 2009

(4) Interim Reports for 2009 and 2010

(5) Notice Pursuant to Securities and Futures Ordinance

(a) Form 3A – Director's / Chief Executive's Notice – Interests in Shares of Listed Corporation

Name of Director	2009	2010
LIANG Jiang	29 October 2009	30 March 2010 17 June 2010 29 June 2010 5 July 2010
LI Li	-	12 April 2010 5 July 2010
TAN Yunbiao	5 May 2009	5 July 2010
SUNG Hem Kuen	-	5 July 2010
HOU Zhuobing	-	5 July 2010
Gerard Joseph McMAHON	-	6 May 2010
LI Kar Keung		28 June 2010 29 June 2010

(b) Form 3B – Director's / Chief Executive's Notice – Interests in Shares of Associated Corporation

Name of Director	2009	2010
LIANG Jianqin :-	-	
- Guangdong Investment Limited		10 September 2010
- Kingway Brewery Holdings Limited		10 September 2010

(6) Statutory Returns filed with Hong Kong Companies Registry:

2009

- Form D2B – Notification of Change of Particulars of Secretary and Director	23 January 2009 10 June 2009
- Form D2A – Notification of Change of Secretary and Director (Appointment / Cessation)	14 April 2009 5 June 2009
- Special Resolution and New Memorandum and Articles of Association	5 June 2009
- Form AC1 – Statement of Particulars of Subsidiaries	5 June 2009
- Form AC2 – Statement of Particulars of Shareholdings in Non-Subsidiary Companies	5 June 2009

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

-	Amended Form AR1 – Annual Return made up to 6 June 2008	10 July 2009
-	Form AR1 – Annual Return made up to 5 June 2009	13 July 2009
-	Form SC1 – Return of Allotments	25 September 2009

2010

-	Form D2B – Notification of Change of Particulars of Secretary and Director	15 March 2010 28 May 2010 19 July 2010
-	Form D2A – Notification of Change of Secretary and Director (Appointment / Cessation)	12 April 2010 10 September 2010
-	Form SC1 – Return of Allotments	6 May 2010
-	Form AR1 – Annual Return made up to 28 May 2010	28 May 2010
-	Form AC1 – Statement of Particulars of Subsidiaries	28 May 2010
-	Form AC2 – Statement of Particulars of Shareholdings in Non-Subsidiary Companies	28 May 2010

(7) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 31 January 2009 to 31 August 2010

(8) Next Day Disclosure Return dated 25 September 2009 and 6 May 2010

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED



Lo Wing Suet
Company Secretary

Encl.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited ("the Company") hereby announces that a meeting of the Board will be held on Thursday, 9 April 2009 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the final results of the Company and its subsidiaries for the year ended 31 December 2008 and consider the recommendation on payment of a final dividend, if applicable.

By order of the Board
Sung Hem Kuen
Company Secretary

Hong Kong, 30 March 2009

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

PROFIT WARNING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and potential investors that the consolidated profit attributable to shareholders of the Company for the year ended 31 December 2008 is expected to decline significantly as compared with that for the year 2007.

The information contained in this announcement is only based on the information currently available and is not based on any figures or information audited by the Company's auditors.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Guangnan (Holdings) Limited (the "Company", together with its subsidiaries shall be referred to as the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company wishes to inform the shareholders of the Company and potential investors that, based on the information currently available and is not based on any figures or information audited by the Company's auditors, despite a significant increase in profit from operations for the year ended 31 December 2008, the consolidated profit attributable to shareholders of the Company is expected to decline significantly as compared with that for the year 2007, primarily attributable to the following factors:

(i) Being affected by the global financial tsunami, the purchase price of raw materials and selling price of tinplate products decreased significantly in the fourth quarter of 2008, which led to a write down of inventories. Although there was a slight rebound in these prices in January and February 2009, they further decreased in March 2009. As such, the management considers that it is necessary to make additional write down of inventories.

(ii) As the price of office units in Hong Kong fell generally, valuation losses on investment properties were recorded in 2008.

(iii) There was no non-operating income in 2008.

The Board considers that the overall financial position and operations of the Group remains sound and healthy, and the Group has sufficient cash resources to meet its present and future cash flow requirements.

As the Company is still in the process of finalising the annual results of the Group for the year ended 31 December 2008, the information contained in this announcement is only based on the information currently available to the management of the Company, and is not based on any figures or information confirmed or audited by the Company's auditors. Further details of the Group's annual results will be disclosed as and when the annual results of the Group for the year ended 31 December 2008 are announced.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 2 April 2009

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2008

Financial highlights for the year ended 31 December

	2008	2007	
	HK$' 000	HK$' 000	Changes
Turnover	**2,979,868**	1,593,460	+87.0%
Profit from operations	**167,287**	109,884	+52.2%
Profit attributable to shareholders	**100,646**	183,809	-45.2%
Earnings per share – Basic	**HK 11.1 cents**	HK 20.3 cents	-45.3%
Dividend per share			
Interim	**HK 2.0 cents**	HK 2.0 cents	
Proposed final	**HK 1.5 cents**	HK 2.0 cents	
	HK 3.5 cents	HK 4.0 cents	-12.5%

CHAIRMAN'S STATEMENT

I hereby report to the shareholders that Guangnan (Holdings) Limited (the "Company") and its subsidiaries (the "Group") recorded a consolidated profit attributable to equity shareholders of the Company of HK$100,646,000 in 2008, representing a decrease of 45.2% compared with HK$183,809,000 in 2007. The basic earnings per share were HK 11.1 cents, representing a decrease of 45.3% from HK 20.3 cents in 2007.

Dividend

The board of directors of the Company (the "Board") recommend the payment of a final dividend of HK 1.5 cents per share for the year 2008. The final dividend for 2008, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 29 June 2009.

Review

In 2008, consolidated turnover was HK$2,979,868,000, a substantial increase of 87.0% from HK$1,593,460,000 in 2007. Profit from operations was HK$167,287,000, a substantial increase of 52.2% from HK$109,884,000 in 2007. During the year, both tinplating and fresh & live foodstuffs businesses had achieved satisfactory growth.

After the tinplating plant in Qinhuangdao City with an annual production capacity of 250,000 tonnes of tinplates commenced production in February 2008, together with the annual production capacity of our tinplating plant in Zhongshan increasing to 220,000 tonnes, the total production capacity of our tinplating business increased to the current level of 470,000 tonnes of tinplates and 150,000 tonnes of black-plates. Our competitive strengths were further enhanced.

The tinplating market had been very volatile during 2008. At the beginning of the year, the prices of raw materials such as iron ore increased substantially, resulted in the rapid upswing for the prices of iron and steel within a short period. It was until the fourth quarter that the prices of iron and steel slumped after the occurrence of global financial tsunami, which led to great fluctuation in the tinplating market. Through flexible marketing strategies and effective cost control measures, the Group managed to achieve a significant growth for its tinplating business in 2008 in terms of production and sales volume, as well as turnover as compared with 2007.

As to the fresh and live foodstuffs business, the Group successfully embarked on live pigs distribution from mainland China since December 2007, which had become our new source of profit growth. Average overall market share in 2008 was approximately 40%, contributing to desirable and relatively steady earnings of the Group.

Being affected by the global financial tsunami, the price of office units in Hong Kong generally fell during the fourth quarter of 2008. Valuation losses on investment properties of HK$19,429,000 (2007: valuation gains of HK$16,075,000) were recorded in 2008. In addition, there was no non-operating income during the year (2007: HK$40,021,000).

Prospects

Notwithstanding the fact that the global economy will hardly resume its prosperity during 2009, with the government support in enormously driving domestic demand and the policies in stimulating consumption, the economic performance of China as a whole will be better than other countries in the world. Confidence in the market will also recover more rapidly. The tinplating business of the Group is turning around from a high growth period in 2008 to a phase of consolidation in 2009. Faced with the challenges brought by numerous uncertain factors subsisting in the macro-economy, we will continue to focus on various aspects such as cost control, product quality enhancement, new product development, exploration in new product categories, market share expansion, as well as maintaining sufficient liquidity in funds. By leveraging on our sound financial position, together with the ongoing growing live pigs distribution business, it is anticipated that the operating results for 2009 will remain steady and lay a solid foundation for a new cycle of development.

Finally, on behalf of the Board, I would like to express my sincere gratitude to our investors for their strong support to the Group over the year, and to our management and staff members of the Group for their commitment to the development of the Group.

Liang Jiang
Chairman

Hong Kong, 9 April 2009

MANAGEMENT DISCUSSION & ANALYSIS

BUSINESS REVIEW

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds 66% interests in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd.

In 2008, the production volume of tinplates by the Group amounted to 304,225 tonnes, an increase of 62.5% compared with 2007. Of which, 194,484 tonnes and 109,741 tonnes were produced by Zhongyue Tinplate and Zhongyue Posco respectively. A total of 292,398 tonnes of tinplates were sold by the two plants during the year, an increase of 48.0% compared with 2007. The turnover of the tinplating business was HK$2,750,900,000, representing an increase of HK$1,300,775,000 or 89.7% compared with 2007. Profit from operations was HK$67,762,000, a decrease of HK$8,687,000 or 11.4% compared with 2007.

At the beginning of the year, the prices of raw materials such as iron ore increased substantially, resulted in the rapid upswing for the prices of iron and steel within a short period. It was until the fourth quarter of 2008 that the prices of iron and steel slumped. The sales volume and selling price of the Group's tinplate products dropped substantially following the overall decrease in demand from the market. As such, the management has written down its inventories by HK$50,041,000 (2007: HK$Nil), resulted in the decrease in profit from operations of the tinplating business compared with 2007.

After the tinplating plant of Zhongyue Posco commenced production in February 2008, the Group successfully seized the unprecedented opportunities arising in the market, and expanded the export volume significantly. This, together with the continuous enhancement in the product quality of black-plates produced by Zhongyue Tinplate, brought competitive advantages to the Group from the two major tinplating production bases in the northern and southern regions. Synergetic effect was resulted from the complement of resources, contributing to a significant growth in the production and sales volume as well as turnover for the tinplating business. In 2009, the tinplating business will enter into its phase of consolidation. The Group will continue to devote its efforts in widening the purchasing channels, actively reducing costs and enhancing product quality. By leveraging on the existing production capacity, our competitive advantages will be defined. Through the formulation of sales and marketing strategies that monitor the market trend more closely, we will expand our market share in mainland China as well as develop the overseas market, thus increasing the sales volume. We will also refine our internal systems and strengthen team building, so as to enhance the level of management. This lays a solid foundation and will in turn create a broader room for our profit in future.

Fresh and live foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds 51% interests in Guangnan Live Pigs Trading Limited.

In 2008, turnover of the fresh and live foodstuffs business amounted to HK$203,626,000, representing an increase of HK$86,469,000 or 73.8% as compared with 2007. The profit from operations was HK$76,808,000, representing a marked increase of 262.1% as compared with HK$21,213,000 in 2007. The growth was mainly attributable to the embarkation on live pigs distribution business since December 2007. Notwithstanding increasing market competition and insufficient enclosure spaces, and the impact on live poultry agency business resulted from the announcement by the Hong Kong government on the arrangements to accept for the return of licences by live poultry retailers in July 2008, the business grew healthily on the back of the tremendous vibrancy of our operations team and the strong support from predominant suppliers.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd., and the office units in Hong Kong.

In 2008, turnover from property leasing business of the Group was HK$25,342,000, a decrease of 3.2% as compared with 2007. The profit from operations amounted to HK$14,509,000, a decrease of 13.5% as compared with 2007. In addition, the price of office units in Hong Kong fell generally during the fourth quarter of 2008. Valuation losses on the investment properties of HK$19,429,000 (2007: valuation gains of HK$16,075,000) were included in the consolidated income statement of the Group.

Associates

In 2008, Yellow Dragon Food Industry Co., Limited, a principal associate of the Group, recorded a sales volume of 402,529 tonnes of corn starch, its major products, representing an increase of 2.1% as compared with 2007. Turnover amounted to HK$1,512,791,000 or an increase of 17.9% and its profit attributable to shareholders amounted to HK$41,751,000 or a decrease of HK$10,327,000 or 19.8% as compared with 2007.

FINANCIAL POSITION

As at 31 December 2008, the Group's total assets and total liabilities amounted to HK$2,682,846,000 and HK$1,132,652,000, representing an increase of HK$325,257,000 and HK$164,310,000 respectively compared with the positions at the end of 2007. The net current assets increased from HK$62,478,000 at the end of 2007 to HK$479,403,000 and the current ratio (current assets divided by current liabilities) increased from 1.07 as at the end of 2007 to 1.68.

Liquidity and Financial Resources

As at 31 December 2008, the Group maintained cash and cash equivalent balances of HK$428,009,000, including pledged bank balance of HK$37,566,000. An amount of HK$218,894,000 was denominated in Renminbi and HK$74,791,000 was denominated in United States dollars ("US") while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 191.1% from the end of 2007.

Liquidity and Financial Resources (Continued)

As at 31 December 2008, the Group's borrowings comprise 1) bank borrowings of HK$589,564,000 (2007: HK$503,428,000), of which HK$85,043,000 (2007: HK$281,720,000) is unsecured, HK$Nil (2007: HK$168,988,000) is secured by bills receivable, HK$480,000,000 (2007: HK$Nil) is pledged by investment properties in Hong Kong and HK$24,521,000 (2007: HK$52,720,000) is secured by bank deposits of HK$24,515,000 (2007: HK$50,571,000); 2) a loan from immediate holding company of HK$10,000,000 (2007: HK$21,216,000); and 3) a loan from minority shareholder of HK$2,940,000 (2007: HK$Nil). 32.8% of the Group's borrowings (2007: 84.7%) is repayable within one year, and the remaining balance is repayable within three years. Except for the loan from minority shareholder, which is interest-free, all of the borrowings were subject to an annual interest rate of 0.90% to 11.94% (2007: 2.10% to 6.72%). 93.8% of the Group's borrowings was guaranteed by a subsidiary of the Group and the Company. Meanwhile, 4.8% of the Group's borrowings was under a counter-guarantee provided to the Group by a minority shareholder of the Group's non-wholly owned subsidiary.

As at 31 December 2008, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 12.1% (2007: 29.0%). The decrease was primarily due to the significant net cash inflow from operations during 2008.

As at 31 December 2008, the Group's available banking facilities amounted to HK$774,956,000, of which HK$513,436,000 was utilised banking facilities and HK$261,520,000 was unutilised. 61.9% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. 2.2% of the Group's banking facilities was guaranteed by a subsidiary of the Company. Meanwhile, 0.7% of the Group's banking facilities was under a counter-guarantee provided to the Group by a minority shareholder of the Group's non-wholly owned subsidiary. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, the Group drew loans in the amount of HK$480,000,000 for a term of 3 years, of which HK$160,000,000 was repaid in February 2009. The loans are interest-bearing at floating rates and the interest rate is Hong Kong Interbank Offered Rate + 0.6% per annum. The loans are used to fund the general corporate financing requirements of the Group. The loans not only provided liquidity to the Group at a lower cost, but also created conditions for the Group to seize opportunities arising from the capital market, including the appreciation of Renminbi during the year. After deducting the costs of hedging, a net exchange gain of HK$35,377,000 was made in 2008.

Capital Expenditure

The Group's capital expenditure in 2008 amounted to HK$100,333,000 (2007: HK$415,375,000). After the tinplating plant of Zhongyue Posco commenced production in February 2008, the capital expenditure in 2008 was significantly less than that in 2007. It is expected that the capital expenditure for 2009 will be approximately HK$30,000,000.

Charge on Assets

As at 31 December 2008, certain assets of the Group with an aggregate carrying value of HK$123,477,000 (2007: HK$224,888,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations is in mainland China and Hong Kong. During the year, the exchange rates of Hong Kong dollars against US dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US dollars, since majority of the Group's sales and purchases are mainly made in Renminbi or US dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2008, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$3,144,000 (equivalent to HK$24,521,000) (2007: US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate)). In addition, as at 31 December 2008, there were forward foreign exchange contracts of HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate) (2007: HK$Nil) entered into by the Group to hedge the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2008, the Group had a total of 1,172 full-time employees, an increase of 130 from the end of 2007. 81 of the employees were based in Hong Kong and 1,091 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2008, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a new share option scheme in December 2008 to encourage excellent participants to continue their contribution to the Group.

CONSOLIDATED FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2008

The Board announces the consolidated results of the Group for the year ended 31 December 2008, which have been reviewed by the Company's Audit Committee.

Consolidated Income Statement
For the year ended 31 December 2008
(Expressed in Hong Kong dollars)

	Note	*2008* $'000	*2007* $'000
Turnover	2	**2,979,868**	1,593,460
Cost of sales		**(2,719,907)**	(1,415,997)
Gross profit		**259,961**	177,463
Other revenue	3	**13,490**	12,529
Other net income	4	**30,581**	12,623
Distribution costs		**(56,530)**	(29,836)
Administrative expenses		**(76,413)**	(59,812)
Other operating expenses		**(3,802)**	(3,083)
Profit from operations		**167,287**	109,884
Non-operating income	5	**-**	40,021
Valuation (losses) / gains on investment properties		**(19,429)**	16,075
Finance costs	6(a)	**(24,905)**	(11,927)
Share of profits less losses of associates		**16,528**	20,390
Profit before taxation	6	**139,481**	174,443
Income tax	7	**(18,999)**	7,435
Profit for the year		**120,482**	181,878
Attributable to:			
Equity shareholders of the Company		**100,646**	183,809
Minority interests		**19,836**	(1,931)
Profit for the year		**120,482**	181,878
Dividends payable to equity shareholders of the Company attributable to the year:	8		
Interim dividend declared during the year		**18,112**	18,108
Final dividend proposed after the balance sheet date		**13,584**	18,112
		31,696	36,220
Earnings per share	9		
Basic		**11.1 cents**	20.3 cents
Diluted		**11.1 cents**	20.3 cents

Consolidated Balance Sheet at 31 December 2008

(Expressed in Hong Kong dollars)

	Note	***2008*** **\$'000**	*2007* \$'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**262,388**	264,224
- Other property, plant and equipment		**919,846**	858,560
- Interest in leasehold land held for own use under operating leases		**107,380**	107,100
	10	**1,289,614**	1,229,884
Interest in associates		**201,973**	199,010
Deferred tax assets		**9,426**	-
		1,501,013	1,428,894
Current assets			
Trading securities		**2,259**	6,399
Inventories	11	**401,092**	321,343
Trade and other receivables, deposits and prepayments	12	**346,489**	453,488
Current taxation recoverable		**151**	456
Cash and cash equivalents	13	**428,009**	147,009
		1,178,000	928,695
Non-current asset classified as held for sale		**3,833**	-
		1,181,833	928,695
Current liabilities			
Trade and other payables	14	**481,036**	401,731
Bank loans	15(a)	**184,521**	423,336
Loan from immediate holding company	15(b)	**10,000**	21,216
Loan from minority shareholder	15(c)	**2,940**	-
Current taxation payable		**23,933**	19,934
		702,430	866,217
Net current assets		**479,403**	62,478
Total assets less current liabilities		**1,980,416**	1,491,372
Non-current liabilities			
Bank loans	15(a)	**405,043**	80,092
Deferred tax liabilities		**25,179**	22,033
		430,222	102,125
Net assets		**1,550,194**	1,389,247
Capital and reserves			
Share capital		**452,802**	452,802
Reserves		**982,135**	848,702
Amounts recognised directly in equity relating to non-current assets held for sale		**2,476**	-
Total equity attributable to equity shareholders of the Company		**1,437,413**	1,301,504
Minority interests		**112,781**	87,743
Total equity		**1,550,194**	1,389,247

Notes to the consolidated financial information

(Expressed in Hong Kong dollars)

1. Basis of preparation

This financial report has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. This financial report also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This financial report has been prepared on a basis consistent with the accounting policies and methods adopted in the 2007 annual financial statements. The financial information set out in this report does not constitute the Group's statutory financial statements for the year ended 31 December 2008, but is derived from these financial statements.

2. Turnover and segment information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Fresh and live foodstuffs	:	Distribution, purchase and sales of fresh and live foodstuffs
Property leasing	:	Leasing of properties to generate rental income

2. Turnover and segment information (Continued)

Business segments (continued)

	For the year ended 31 December 2008					
	Tinplating **$'000**	***Fresh and live foodstuffs*** **$'000**	***Property leasing*** **$'000**	***Inter-segment elimination*** **$'000**	***Unallocated*** **$'000**	***Consolidated*** **$'000**
Revenue from external customers	**2,750,900**	**203,626**	**25,342**	**-**	**-**	**2,979,868**
Inter-segment revenue	**-**	**-**	**186**	**(186)**	**-**	**-**
Other revenue from external customers	**16,505**	**964**	**147**	**-**	**26,102**	**43,718**
Total	**2,767,405**	**204,590**	**25,675**	**(186)**	**26,102**	**3,023,586**
Segment result	**67,762**	**76,808**	**14,509**			**159,079**
Unallocated operating income and expenses						**8,208**
Profit from operations						**167,287**
Share of profits less losses of associates	**-**	**-**	**-**	**-**	**16,528**	**16,528**
Valuation losses on investment properties	**-**	**-**	**(19,429)**	**-**	**-**	**(19,429)**
Finance costs						**(24,905)**
Income tax						**(18,999)**
Profit after taxation						**120,482**
Depreciation and amortisation for the year	**79,038**	**367**	**1,943**			
Impairment losses made for the year	**-**	**23**	**-**			
Write-down of inventories for the year	**50,041**	**16**	**-**			

	For the year ended 31 December 2007					
	Tinplating $'000	*Fresh and live foodstuffs* $'000	*Property leasing* $'000	*Inter-segment elimination* $'000	*Unallocated* $'000	*Consolidated* $'000
Revenue from external customers	1,450,125	117,157	26,178	-	-	1,593,460
Inter-segment revenue	-	-	216	(216)	-	-
Other revenue from external customers	8,501	1,217	46	-	15,129	24,893
Total	1,458,626	118,374	26,440	(216)	15,129	1,618,353
Segment result	76,449	21,213	16,764			114,426
Unallocated operating income and expenses						(4,542)
Profit from operations						109,884
Non-operating income						40,021
Share of profits less losses of associates	-	-	-	-	20,390	20,390
Valuation gains on investment properties	-	-	16,075	-	-	16,075
Finance costs						(11,927)
Income tax						7,435
Profit after taxation						181,878
Depreciation and amortisation for the year	42,183	88	1,677			
Impairment losses made for the year	-	-	49			
Write-down of inventories for the year	-	104	-			

2. Turnover and segment information (Continued)

Business segments (continued)

	2008			
	Tinplating	*Fresh & live foodstuffs*	*Property leasing*	*Consolidated*
	$'000	**$'000**	**$'000**	**$'000**
Segment assets	**2,052,470**	**103,218**	**285,184**	**2,440,872**
Interest in associates				**201,973**
Unallocated assets				**40,001**
Total assets				**2,682,846**
Segment liabilities	**407,815**	**24,805**	**7,969**	**440,589**
Unallocated liabilities				**692,063**
Total liabilities				**1,132,652**
Capital expenditure incurred during the year	**92,079**	**372**	**7,869**	

	2007			
	Tinplating	*Fresh & live foodstuffs*	*Property leasing*	*Consolidated*
	$'000	$'000	$'000	$'000
Segment assets	1,788,919	63,029	296,760	2,148,708
Interest in associates				199,010
Unallocated assets				9,871
Total assets				2,357,589
Segment liabilities	318,442	51,184	6,415	376,041
Unallocated liabilities				592,301
Total liabilities				968,342
Capital expenditure incurred during the year	412,832	991	1,473	

Geographical segments

The Group's business participates in three principal economic environments. Hong Kong is the major market for distribution and trading of fresh and live foodstuffs, whereas the People's Republic of China other than Hong Kong (the "PRC") and Asia excluding the PRC and Hong Kong ("Asia") are major markets for most of the Group's other businesses.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	The PRC		*Hong Kong*		*Asia*		*Other regions*	
	2008	*2007*	*2008*	*2007*	*2008*	*2007*	*2008*	*2007*
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue from external customers	**1,765,844**	1,344,659	**278,292**	119,826	**827,309**	117,736	**108,423**	11,239
Segment assets	**2,213,502**	1,974,489	**227,370**	174,219	-	-	-	-
Capital expenditure incurred during the year	**99,948**	414,437	**372**	859	-	-	-	-

3. Other revenue

	2008	2007
	$'000	$'000
Sales of scrap materials	**3,720**	6,217
Interest income	**6,984**	3,052
Management income	**-**	199
Dividends from listed securities	**353**	259
Subsidies received	**-**	770
Others	**2,433**	2,032
	13,490	12,529

4. Other net income

	2008	2007
	$'000	$'000
Net (loss)/gain on disposal of fixed assets	**(656)**	156
Net realised and unrealised (loss)/gain on trading securities	**(4,140)**	3,246
Write-back of impairment losses on trade receivables	**-**	90
Net loss on forward foreign exchange contracts	**(1,833)**	(332)
Net realised and unrealised exchange gain	**37,210**	9,463
	30,581	12,623

5. Non-operating income

	2008	2007
	$'000	$'000
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder	**-**	40,021

During 2007, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the PRC.

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Note	***2008*** ***$'000***	*2007* *$'000*
(a) Finance costs:			
Interest on bank advances and other borrowings wholly repayable within 5 years		**25,242**	12,464
Interest on loan from immediate holding company		**644**	520
		25,886	12,984
Less : interest expenses capitalised into construction in progress	(i)	**(981)**	(1,057)
		24,905	11,927
(b) Staff costs:			
Net contributions paid to defined contribution plans		**5,757**	3,279
Equity-settled share-based payment expenses		**4**	-
Salaries, wages and other benefits		**87,091**	53,916
	(iii)	**92,852**	57,195
(c) Other items:			
Cost of inventories sold	(ii)	**2,703,765**	1,412,982
Auditors' remuneration		**3,671**	3,218
Depreciation	(iii)	**78,724**	41,667
Amortisation of land lease premium		**2,847**	2,517
Impairment losses on interest in associate		**1,087**	-
Impairment losses on trade receivables		**23**	49
Write-down of inventories		**50,057**	104
Operating lease charges in respect of property rentals		**3,229**	1,538
Rentals receivable from investment properties less direct outgoings of $2,888,000 (2007: $2,444,000)		**(22,454)**	(23,734)

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) Cost of inventories sold includes $155,512,000 (2007: $48,676,000) relating to write-down of inventories, staff costs and depreciation, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

(iii) The increase in staff costs and depreciation compared with the previous year is mainly due to the commencement of operation of the tinplate production facilities in Qinhuangdao City, Hebei Province, the PRC.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

	Note	*2008* $'000	*2007* $'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2007: 17.5%) on the estimated assessable profits for the year		**6,218**	86
(Over)/under-provision in respect of prior years		**(25)**	102
		6,193	188
Current tax – the PRC			
Tax for the year		**20,342**	11,757
Tax refund for re-investment	(v)	**-**	(18,194)
		20,342	(6,437)
Deferred tax			
Origination and reversal of temporary differences		**(7,536)**	4,234
Effect of change in tax rates	(i),(ii)	**-**	(5,420)
		(7,536)	(1,186)
		18,999	(7,435)

Notes:

(i) In February 2008, the Hong Kong Government announced a decrease in the Profits Tax rate from 17.5% to 16.5% applicable to the Group's operations in Hong Kong as from the year ended 31 December 2008. This decrease is taken into account in the preparation of this financial report. Accordingly, the provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the year and the opening balance of deferred tax has been re-estimated.

Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group is gradually changed to the standard rate of 25% over a five-year transition period beginning in year 2008. The impact arising from the change in tax rate is taken into account in the preparation of this financial report. The details of the tax relief are disclosed in the following notes.

7. Income tax in the consolidated income statement (Continued)

(iii) In 2006, a subsidiary, Zhongyue Tinplate, was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangement under the New Tax Law has not been issued by the relevant tax authorities up to the date of issue of this financial report. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the year ended 31 December 2008 (2007: 10.8%). When the final arrangement is known, any over-provision for income tax expense will be accounted for in future periods.

(iv) Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of this financial report. The directors believe that Zhongyue Posco could enjoy such tax benefits and therefore no tax provision has been made for the current year.

(v) In 2007, the Group successfully obtained a tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of a subsidiary and the re-investment of dividends declared by two subsidiaries as capital contributions to other subsidiaries.

(vi) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future. As a result, no provision for withholding tax was made as at 31 December 2007.

In addition, as the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current year will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries is made as at 31 December 2008.

8. Dividends

(a) ***Dividends payable to equity shareholders of the Company attributable to the year:***

	2008	*2007*
	$'000	$'000
Interim dividend declared and paid of 2.0 cents per ordinary share (2007: 2.0 cents per ordinary share)	**18,112**	18,108
Final dividend proposed after the balance sheet date of 1.5 cents per ordinary share (2007: 2.0 cents per ordinary share)	**13,584**	18,112
	31,696	36,220

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) ***Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:***

	2008	*2007*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 2.0 cents per ordinary share (2007: 2.0 cents per ordinary share)	**18,112**	18,072

9. Earnings per share

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $100,646,000 (2007: $183,809,000) and the weighted average of 905,603,000 (2007: 904,079,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2008	*2007*
	'000	'000
Issued ordinary shares at 1 January	**905,603**	901,583
Effect of share options exercised	**-**	2,496
Weighted average number of ordinary shares	**905,603**	904,079

9. Earnings per share (Continued)

(b) Diluted earnings per share

The diluted earnings per share for the year ended 31 December 2008 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive.

The calculation of diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 and the weighted average number of ordinary shares of 906,448,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2008	*2007*
	'000	'000
Weighted average number of ordinary shares used in the basic earnings per share calculation	**905,603**	904,079
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration	**-**	2,369
Weighted average number of ordinary shares (diluted)	**905,603**	906,448

10. Fixed Assets

(a) Acquisitions

During the year, the Group acquired items of property, plant and equipment with a cost of $100,333,000 (2007: $415,375,000).

(b) Investment properties

Investment properties of the Group and the Company situated in Hong Kong totalling $85,911,000 (2007: $103,800,000) were revalued at 31 December 2008 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $176,477,000 (2007: $160,424,000) were revalued at 31 December 2008 by an independent firm of surveyors registered in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis.

Investment properties in Hong Kong are pledged to secure the bank loans of $480,000,000 (note 15(a)(iv)).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	2008	2007
	$'000	$'000
Raw materials, spare parts and consumables	**167,867**	213,805
Work in progress	**21,615**	48,837
Finished goods	**211,610**	58,701
	401,092	321,343

12. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from related company (net of allowance for bad and doubtful debts), based on invoice date, with the following ageing analysis:

	2008	2007
	$'000	$'000
Within 1 month	**162,772**	131,793
1 to 3 months	**65,853**	158,685
More than 3 months but less than 12 months	**46,291**	95,279
	274,916	385,757

In respect of trade and bills receivables relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks range from 3 to 6 months. For the foodstuffs trading business, credit period usually ranges from 1 to 2 months. For distribution of live and fresh foodstuffs, credit period is usually less than 1 month. Payment in advance is usually required for tenants under the Group's property leasing operation. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally the Group does not obtain collateral from customers.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	2008	2007
	$'000	$'000
Deposits with banks	**149,273**	63,394
Cash at bank and in hand	**278,736**	83,615
Cash and cash equivalents in the consolidated balance sheet	**428,009**	147,009
Pledged bank balances	**(37,566)**	(55,900)
	390,443	91,109

14. Trade and other payables

Included in trade and other payables are trade creditors, bills payable and trade balances due to related company with the following ageing analysis:

	2008	*2007*
	$'000	$'000
Due within 1 month or on demand	**263,303**	225,451
Due after 1 month but within 3 months	**58,525**	-
	321,828	225,451

15. Borrowings

	Note	*2008*	*2007*
		$'000	$'000
(a) Bank loans			
- unsecured	(i)	**85,043**	281,720
- secured by bills receivable	(ii)	**-**	168,988
- secured by bank deposits	(iii)	**24,521**	52,720
- secured by investment properties	(iv)	**480,000**	-
		589,564	503,428

At 31 December 2008, the bank loans were repayable as follows:

	2008	*2007*
	$'000	$'000
Within 1 year or on demand	**184,521**	423,336
After 1 year but within 2 years	**245,043**	-
After 2 years but within 5 years	**160,000**	80,092
	405,043	80,092
	589,564	503,428

Notes:

(i) The unsecured bank loans as at 31 December 2008 are granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group with carrying amounts of $Nil (2007: $80,043,000) and $85,043,000 (2007: $80,092,000) guaranteed by a minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively. As at 31 December 2008, a minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.

(ii) At 31 December 2007, the loans were secured by bills receivable with carrying amounts of $168,988,000.

(iii) The loans are secured by bank deposits of $24,515,000 (2007: $50,571,000).

15. Borrowings (Continued)

(a) Bank loans (Continued)

Notes:

(iv) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with carrying value of $85,911,000 as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 31 December 2008, none of the covenants relating to the bank loans had been breached.

	2008	*2007*
	$'000	$'000
(b) Loan from immediate holding company	**10,000**	21,216

The loan is unsecured, interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum (2007: 3-month HIBOR + 0.35% per annum) and repayable on 30 June 2009.

	2008	*2007*
	$'000	$'000
(c) Loan from minority shareholder	**2,940**	-

The loan was provided to a non-wholly owned subsidiary of the Group and is unsecured, interest free and repayable on 31 December 2009. The Group also provided loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Dividend

The Board resolved to make the payment of an interim dividend of HK 2.0 cents per share (2007 : HK 2.0 cents) and recommend the payment of a final dividend of HK1.5 cents per share (2007 : HK 2.0 cents) for the year ended 31 December 2008. The proposed final dividend, if approved at the 2009 Annual General Meeting of the Company, is expected to be paid on Monday, 29 June 2009 to the shareholders whose names appear on the register of members of the Company on Friday, 5 June 2009.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 3 June 2009 to Friday, 5 June 2009, both days inclusive. During the period, no transfer of shares will be registered.

In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Tuesday, 2 June 2009.

Corporate Governance Practices

In the opinion of the Board, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31 December 2008.

Review of Annual Results

The annual results of the Group for the year ended 31 December 2008 have been reviewed by the Company's Audit Committee.

Purchase, Sale and Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 9 April 2009

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng, Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the register of members of Guangnan (Holdings) Limited (the "Company") will be closed from Wednesday, 3 June 2009 to Friday, 5 June 2009 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the proposed 2008 final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on Tuesday, 2 June 2009. The proposed final dividend, if approved at the 2009 Annual General Meeting of the Company, is expected to be paid on Monday, 29 June 2009 to the shareholders whose names appear on the register of members of the Company on Friday, 5 June 2009.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Sung Hem Kuen
Executive Director and Company Secretary

Hong Kong, 9 April 2009

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in ***The Standard****."*



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. Sung Hem Kuen, the Executive Director, the Chief Financial Officer and the Company Secretary of the Company, has resigned as the Company Secretary of the Company with effect from 14 April 2009. He will remain as the Executive Director and the Chief Financial Officer of the Company.

The Board would like to express its appreciation to Mr. Sung for his contribution to the Company during his tenure as the Company Secretary of the Company.

The Board is pleased to announce that Ms. Lo Wing Suet has been appointed as the Company Secretary of the Company with effect from 14 April 2009. Ms. Lo is an associate member of both The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 14 April 2009

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 5 June 2009 at 11:30 a.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2008.

2. To declare a final dividend for the year ended 31 December 2008.

3. To re-elect retiring Directors and authorize the Board of Directors to fix the remuneration of Directors.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to the other provisions of this resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this resolution) of all the powers of the Company to allot, issue and deal with ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted, issued or dealt with, or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given under paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the articles of association of the Company (the "Articles of Association"), shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors) to holders of Ordinary Shares on the register of members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary

Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any authorized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase ordinary shares of HK$0.5 each in the capital of the Company (the "Ordinary Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and authorized by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of resolutions no. 5 and no. 6 set out in the notice convening the annual general meeting, the aggregate nominal amount of the number of ordinary shares of HK$0.5 each in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in the said resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors pursuant to the approval in the said resolution no. 5."

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as a special resolution:

SPECIAL RESOLUTION

8. "**THAT** the articles of association of the Company be amended as follows:

    (a) By deleting the existing Article 101 in its entirety and substituting therefor the following:

    "101(a). At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office, provided that notwithstanding any provisions (if any) to the contrary in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, every Director shall be subject to retirement at an annual general meeting at least once every three years.

    101(b). The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

    (b) By deleting the existing Article 107A in its entirety."

By order of the Board
LO Wing Suet
Company Secretary

Hong Kong, 29 April 2009

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote in his place and such proxy need not be a shareholder of the Company.

(ii) To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of members in respect of the joint holding.

(iv) The register of members of the Company will be closed from Wednesday, 3 June 2009 to Friday, 5 June 2009, both days inclusive, during such period no transfer of shares will be registered.

(v) In order to qualify for the proposed final dividend for 2008, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 2 June 2009.

(vi) In relation to resolution no. 5, approval is being sought from shareholders of the Company for a general mandate to authorize the issue of Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.

(vii) In relation to resolution no. 6, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Ordinary Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. The Explanatory Statement containing the information necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Ordinary Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the Appendix I to the circular to be despatched to the shareholders on 29 April 2009.

(viii) In relation to resolution no. 7, approval is being sought from shareholders of the Company to extend the general mandate to authorize the issue of Ordinary Shares by adding the repurchased Ordinary Shares to the 20 per cent. general mandate to issue Ordinary Shares.

(ix) In relation to resolution no. 8, approval is being sought from shareholders of the Company to approve the amendments to the Articles of Association.

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Form of proxy for the Annual General Meeting to be held on Friday, 5 June 2009 at 11:30 a.m.

I/We[(Note 1)] ____________________

of ____________________

being the registered holder(s) of ordinary shares[(Note 2)] of HK$0.50 each (the "Ordinary Shares") ____________________

in the capital of **GUANGNAN (HOLDINGS) LIMITED** (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**[(Note 3)]

or, failing him, ____________________

of ____________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (the "Meeting") (and at any adjournment thereof) of the Company to be held at at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 5 June 2009 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below[(Note 4)], or if no such indication is given, as my/ our proxy thinks fit.

	RESOLUTIONS	FOR[(Note 4)]	AGAINST[(Note 4)]
1.	To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2008.		
2.	To declare a Final Dividend for the year ended 31 December 2008.		
3.	(i) To re-elect Mr. Tan Yunbiao as a Director.	(i)	(i)
	(ii) To re-elect Mr. Gerard Joseph McMahon as a Director.	(ii)	(ii)
	(iii) To re-elect Mr. Li Kar Keung as a Director.	(iii)	(iii)
	(iv) To authorize the Board to fix the remuneration of Directors.	(iv)	(iv)
4.	To re-appoint Auditors and authorize the Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to issue shares in the Company.		
6.	To grant a general mandate to the Directors to repurchase shares in the Company.		
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.		
8.	To amend the Articles of Association.		

Dated this ______________ day ______________ of 2009. Signature(s)[(Note 5)] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion or abstain from voting. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.
6. In the case of joint holders of any Ordinary Shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be lodged at the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

POLL RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 5 JUNE 2009

At the annual general meeting of Guangnan (Holdings) Limited (the "Company") held on 5 June 2009 (the "AGM"), all the proposed resolutions as set out in the notice of AGM dated 29 April 2009 (the "Notice") were voted by the shareholders of the Company (the "Shareholders") by way of poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

Ordinary Resolutions		No. of Votes (Approx. %)	
		For	Against
1.	To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2008.	546,152,276 (100%)	0 (0%)
2.	To declare a final dividend for the year ended 31 December 2008.	546,152,276 (100%)	0 (0%)
3.	(i) To re-elect Mr. Tan Yunbiao as a Director.	546,152,276 (100%)	0 (0%)
	(ii) To re-elect Mr. Gerard Joseph McMahon as a Director.	546,152,276 (100%)	0 (0%)
	(iii) To re-elect Mr. Li Kar Keung as a Director.	546,152,276 (100%)	0 (0%)
	(vi) To authorize the Board to fix the remuneration of Directors.	546,152,276 (100%)	0 (0%)
4.	To re-appoint Auditors and authorize the Directors to fix their remuneration.	546,152,276 (100%)	0 (0%)

5.	To grant a general mandate to the Directors to issue shares in the Company.	543,202,076 (99.46%)	2,950,200 (0.54%)
6.	To grant a general mandate to the Directors to repurchase shares in the Company.	546,152,276 (100%)	0 (0%)
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.	543,202,676 (99.46%)	2,949,600 (0.54%)
Special Resolution		**No. of Votes (Approx. %)**	
		For	**Against**
8.	To amend the Articles of Association.	546,092,276 (100%)	0 (0%)

As more than 50% of the votes were cast in favour of each of resolutions nos. 1 to 7 and 75% of the votes were cast in favour of resolution no. 8, resolutions nos. 1 to 7 were passed as ordinary resolutions while resolution no. 8 was passed as a special resolution.

As at the date of the AGM, the number of issued shares of the Company was 905,603,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any Shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 5 June 2009

As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu, and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

RESIGNATION OF EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. LI Li has tendered his resignation as an Executive Director and the Deputy Chairman of the Company with effect from 5 June 2009. Mr. LI will transfer to another stated-owned enterprise.

Mr. LI Li confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Mr. LI for his contribution made to the Company throughout his term of services.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 5 June 2009

As at the date of this announcement, the Board is composed of three Executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three Non-Executive Directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

CONNECTED TRANSACTIONS

On 10 August 2009, Zhongyue Posco (Qinhuangdao) entered into the Technical Guidance Agreements with POSCO, pursuant to which POSCO has agreed to provide technical guidance services to Zhongyue Posco (Qinhuangdao).

POSCO is a substantial shareholder of Zhongyue Posco (Qinhuangdao), an indirectly owned subsidiary of the Company, and therefore is a connected person of the Company under the Listing Rules and the First Technical Guidance Agreement and the Second Technical Guidance Agreement constitute connected transactions of the Company.

CONTINUING CONNECTED TRANSACTIONS

On 10 August 2009, Zhongyue Tinplate entered into the Sale and Purchase Framework Agreement with POSCO-Asia for the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia. POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore POSCO-Asia is a connected person of the Company under the Listing Rules. Thus, the supply and sale of tinplate products contemplated under the Sale and Purchase Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Reference is made to the announcement of the Company dated 5 December 2008. Pursuant to the Framework Agreement dated 11 December 2007, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2010 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this announcement. The arrangements contemplated under the Framework Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

Reference is further made to the announcement of the Company dated 8 January 2007. Pursuant to the Zhongyue Tinplate Supply Agreement dated 14 September 2005 and renewed on 1 July 2009, the POSCO Group has been supplying blackplates to Zhongyue Tinplate. Pursuant to the Zhongyue Posco Supply Agreement dated 21 December 2006, the POSCO Group has been supplying blackplates to Zhongyue Posco (Qinhuangdao). It is proposed that the Zhongyue Posco Supply Agreement shall be renewed for one year commencing on 1 October 2009 and Zhongyue Industry will not give a written objection to the renewal of the Zhongyue Posco Supply Agreement if the Company obtains the approval of GDH in the manner referred to in this announcement.

The arrangements contemplated under the Zhongyue Tinplate Supply Agreement (as renewed) and the Zhongyue Posco Supply Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because both POSCO and POSCO-China are substantial shareholders of Zhongyue Posco (Qinhuangdao) and therefore are connected persons of the Company under the Listing Rules.

LISTING RULES IMPLICATIONS

The First Technical Guidance Agreement and the Second Technical Guidance Agreement constitute connected transactions for the Company and the transaction amounts thereunder, when aggregated, are subject to reporting and announcement requirements pursuant to Rule 14A.32 of the Listing Rules but are exempted from independent shareholders' approval requirements as all the applicable percentage ratios stipulated under Rule 14A.32 of the Listing Rules (other than the profits ratio) are less than 2.5%.

The maximum transaction amounts contemplated under the Sale and Purchase Framework Agreement for the year ending 31 December 2009 is subject to the reporting and announcement requirements pursuant to Rule 14A.34 of the Listing Rules but are exempted from independent shareholders' approval requirements as all of the applicable percentage ratios (other than the profits ratio) are less than 2.5%.

As one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual cap for each of the Relevant Continuing Connected Transactions for the year ending 31 December 2010 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, they are subject to the approval of the independent shareholders of the Company at general meeting unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds 537,198,868 Shares (representing approximately 59.32% of the Company's issued share capital) giving the right to attend and vote at the Company's shareholders' meeting, and none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Relevant Continuing Connected Transactions, and the Company is in the process of obtaining a written approval from GDH to approve the Relevant Continuing Connected Transactions in lieu of holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be held for the said purposes of the Listing Rules.

A circular containing, among others, (i) further details of the Relevant Continuing Connected Transactions; (ii) a letter from the independent board committee to the independent shareholders of the Company in relation to the Relevant Continuing Connected Transactions; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of the Company in relation to the Relevant Continuing Connected Transactions, will be sent to the shareholders of the Company in due course.

I. CONNECTED TRANSACTIONS

On 10 August 2009, Zhongyue Posco (Qinhuangdao) entered into the First Technical Guidance Agreement and the Second Technical Guidance Agreement respectively with POSCO in respect of the provision of technical guidance services by POSCO to Zhongyue Posco (Qinhuangdao). POSCO is a substantial shareholder of Zhongyue Posco (Qinhuangdao), an indirectly owned subsidiary of the Company, and therefore is a connected person of the Company under the Listing Rules and the First Technical Guidance Agreement and the Second Technical Guidance Agreement constitute connected transactions of the Company.

The transaction amounts under the First Technical Guidance Agreement and the Second Technical Guidance Agreement, when aggregated, are subject to reporting and announcement requirements pursuant to Rule 14A.32 of the Listing Rules but are exempted from independent shareholders' approval requirements as all the applicable percentage ratios stipulated under Rule 14A.32 of the Listing Rules (other than the profits ratio) are less than 2.5%. In the event that the transaction amounts of the Technical Guidance Agreements exceeds 2.5% of the said relevant applicable ratios, appropriate disclosure will be made by the Company in accordance with the Listing Rules.

(A) First Technical Guidance Agreement

Parties

(1) Zhongyue Posco (Qinhuangdao); and

(2) POSCO.

Details of the technical guidance services to be provided by POSCO

POSCO shall despatch technical staff to Zhongyue Posco (Qinhuangdao) to provide 10 man-month on-site technical guidance services to the staff of Zhongyue Posco (Qinhuangdao) in the PRC in relation to the operation of electrolytic tinplate production machines.

Consideration for the provision of technical guidance services

The consideration that will be payable by Zhongyue Posco (Qinhuangdao) to POSCO for the provision of technical guidance services shall comprise:

(i) an amount of US$114,000 (approximately HK$889,200), which shall be satisfied in the following manner:

 (a) 50% of the consideration shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO on or before 23 September 2009; and

 (b) the remaining 50% shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO on or before 31 January 2010;

(ii) any additional man-hour incurred shall be charged at a rate of US$65 per man-hour during the service period; and

(iii) any additional man-day incurred after the service period shall be charged at a rate of US$518 per man-day.

The Company expects that under normal circumstances, no additional costs would be incurred in the provision of the technical guidance services. In the event that additional costs are incurred, the Company will re-comply with the requirements under the Listing Rules.

The consideration shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO by telegraphic transfer to a bank account to be designated by POSCO. The consideration was determined after arm's length negotiation between the parties taking into account the scope of service to be provided and the estimated time cost of the manpower involved.

(B) Second Technical Guidance Agreement

Parties

(1) Zhongyue Posco (Qinhuangdao); and

(2) POSCO.

Details of the technical guidance services to be provided by POSCO

POSCO shall despatch technical staff to Zhongyue Posco (Qinhuangdao) to provide 25 man-month on-site technical guidance services to the staff of Zhongyue Posco (Qinhuangdao) in the PRC in relation to the operation of electrolytic tinplate production machines.

Consideration for the provision of technical guidance services

The consideration that will be payable by Zhongyue Posco (Qinhuangdao) to POSCO for the provision of technical guidance services shall comprise:

(i) an amount of US$288,932 (approximately HK$2,253,670), which shall be satisfied in the following manner:

   (a) 50% of the consideration shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO on or before 30 September 2009; and

   (b) the remaining 50% shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO on or before 31 December 2009;

(ii) any additional man-hour incurred shall be charged at a rate of US$65 per man-hour during the service period; and

(iii) any additional man-day incurred after the service period shall be charged at a rate of US$518 per man-day.

The Company expects that under normal circumstances, no additional costs would be incurred in the provision of the technical guidance services. In the event that additional costs are incurred, the Company will re-comply with the requirements under the Listing Rules.

The consideration shall be paid by Zhongyue Posco (Qinhuangdao) to POSCO by telegraphic transfer to a bank account to be designated by POSCO. The consideration was determined after arm's length negotiation between the parties taking into account the scope of service to be provided and the estimated time cost of the manpower involved.

Reasons for entering into the Technical Guidance Agreements

The Board considers that it is in the interests of the Group for Zhongyue Posco (Qinhuangdao) to engage POSCO in the provision of technical guidance services as POSCO has extensive experience in the operation of electrolytic tinplate production machines and the technical guidance services to be provided by POSCO will allow Zhongyue Posco (Qinhuangdao) to enhance the effectiveness of its operational process and quality of tinplate products.

The Board (including the independent non-executive Directors) considers that the Technical Guidance Agreements fall under its ordinary and usual course of business and are on normal commercial terms which are fair and reasonable, and have been entered into after arm's length negotiation and are in the interests of the shareholders of the Company as a whole.

II. CONTINUING CONNECTED TRANSACTIONS

New Continuing Connected Transactions

(A) Sale and Purchase Framework Agreement

On 10 August 2009, Zhongyue Tinplate entered into the Sale and Purchase Framework Agreement with POSCO-Asia for the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia. POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and therefore POSCO-Asia is a connected person of the Company under the Listing Rules. Thus, the supply and sale of tinplate products contemplated under the Sale and Purchase Framework Agreement constitute continuing connected transactions of the Company under the Listing Rules.

Parties

(1) Zhongyue Tinplate; and

(2) POSCO-Asia.

Term

The Sale and Purchase Framework Agreement shall commence upon obtaining the approval from GDH to 31 December 2010 (both dates inclusive) and thereafter renewable annually if the parties thereto do not have any written objection to such renewal on the date of expiration.

Consideration for the supply and sale of tinplate products

The price of tinplate products will be determined based on the prevailing market rate of tinplate products and after arm's length negotiation between Zhongyue Tinplate and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Tinplate will be on terms no more favourable than those supplied by Zhongyue Tinplate or other members of the Group to independent third parties who are customers of the Group. The consideration of tinplate products to be purchased by POSCO-Asia will be settled by letters of credit, telegraphic transfer or otherwise as agreed from time to time by the relevant parties.

The Board considers that the supply and sale of tinplate products by Zhongyue Tinplate to POSCO-Asia will be carried out in the ordinary and usual course of business of Zhongyue Tinplate and on normal commercial terms from the perspective of Zhongyue Tinplate, and the terms of the transactions will be fair and reasonable and in the interests of the shareholders of the Company as a whole.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and its shareholders for Zhongyue Tinplate to supply and sell tinplate products pursuant to the Sale and Purchase Framework Agreement as POSCO-Asia has extensive sales networks outside the PRC and that the supply and sale of tinplate products to POSCO-Asia will enable Zhongyue Tinplate to better distribute its tinplate products to overseas market.

The Board (including the independent non-executive Directors) considers that the supply and sale of tinplate products to POSCO-Asia will be carried out in the ordinary and usual course of business of the Company and is on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical amount

Zhongyue Tinplate had supplied tinplates and tinplate related products to POSCO-China prior to the entering into the Sale and Purchase Framework Agreement. The transaction amounts for the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China were approximately US$4,243,205 (approximately HK$33,097,000) and approximately US$2,340,128 (approximately HK$18,253,000) for the year ended 31 December 2007 and the three months ended 31 March 2008 respectively and Zhongyue Tinplate has not supplied tinplates and tinplate related products to POSCO-China since then.

Proposed annual caps for 2009 and 2010

The Board estimates that the cap for the supply and sale of tinplate products to POSCO-Asia under the Sale and Purchase Framework Agreement for the year ending 31 December 2009 will not exceed US$1,680,000 (approximately HK$13,104,000) and the annual cap for the supply and sale of tinplate products to POSCO-Asia under the Sale and Purchase Framework Agreement for the year ending 31 December 2010 will not exceed US$4,410,000 (approximately HK$34,398,000).

Such caps are determined by reference to (i) the anticipated demands of customers of POSCO-Asia outside the PRC for the year ending 31 December 2009 and 31 December 2010, respectively; and (ii) the anticipated trend of the market price of tinplate products for the year ending 31 December 2009 and 31 December 2010, respectively.

The Board (including the independent non-executive Directors) considers that the proposed caps are fair and reasonable and in the interests of the Company and its shareholders as a whole.

Renewal of Existing Continuing Connected Transactions

(B) Framework Agreement

Reference is made to the announcement of the Company dated 5 December 2008. Pursuant to the Framework Agreement dated 11 December 2007, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. Such supply and sale of tinplate products contemplated under the Framework Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

The provisions relating to renewal of the Framework Agreement, the appointment of POSCO-China and the distribution of tinplate products by POSCO-Asia and the determination of the consideration under the Framework Agreement (as renewed) are the same as those in the original Framework Agreement, the details of which are set out below.

Renewal

The Framework Agreement is initially for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. Each party to the Framework Agreement may terminate it at its sole discretion by serving a notice of objection to such renewal to the other parties prior to the expiration of the Framework Agreement. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2010 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this announcement below.

Distribution of tinplate products

Zhongyue Posco (Qinhuangdao) has appointed and, after the renewal of the Framework Agreement, will continue to appoint POSCO-China as its export distributor of its tinplate products and in this connection, if the Framework Agreement is renewed, POSCO-Asia will continue to carry out the related export distribution for POSCO-China. POSCO-China has assured Zhongyue Posco (Qinhuangdao) that at least 35% of its tinplate products will be exported. Such 35% sales assurance is a target under the Framework Agreement (as renewed) and there will be no consequence for any failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contracts with POSCO-Asia in relation to the supply and sale of tinplate products.

Consideration for the supply and sale of tinplate products

The consideration (the "Consideration") for tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be the Price minus the Fee. The Price will be determined based on the prevailing market prices of tinplate products and the Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third parties who are distributors of the Group. The consideration of tinplate products to be purchased by POSCO-Asia will be settled by letters of credit.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and its shareholders for Zhongyue Posco (Qinhuangdao) to continue to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor with POSCO-Asia carrying out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales networks outside the PRC, and that the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) will enable Zhongyue Posco (Qinhuangdao) to better distribute its tinplate products to overseas market.

The Board considers that the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) will continue to be carried out in the ordinary and usual course of business of the Company and on normal commercial terms, and the terms of the transactions will continue to be fair and reasonable and in the interests of the Company and its shareholders as a whole.

Historical cap and proposed annual cap

Historical cap

As disclosed in the announcement dated 5 December 2008, the annual cap for the continuing connected transactions under the Framework Agreement for the year ending 31 December 2009 is US$198,270,000 (approximately HK$1,546,506,000). For the seven months ended 31 July 2009, according to the management accounts of Zhongyue Posco (Qinhuangdao), the aggregate of the Consideration received or to be received by Zhongyue Posco (Qinhuangdao) from POSCO-Asia was approximately US$37,462,656 (approximately HK$292,208,717) (the "Historical Consideration").

Proposed cap for 2010

The Board estimates that the annual cap for the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) for the year ending 31 December 2010 will not exceed US$124,609,000 (approximately HK$971,950,200).

Such cap is determined by reference to (i) the amount of the Historical Consideration; (ii) the Company's projection of the production of tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010; and (iii) the anticipated demand of the customers of POSCO-Asia for the year ending 31 December 2010, which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

(C) Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement

Reference is further made to the announcement of the Company dated 8 January 2007. Pursuant to the Zhongyue Tinplate Supply Agreement dated 14 September 2005 and renewed on 1 July 2009, the POSCO Group has been supplying blackplates to Zhongyue Tinplate and pursuant to the Zhongyue Posco Supply Agreement dated 21 December 2006, the POSCO Group has been supplying blackplates to Zhongyue Posco (Qinhuangdao). The supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and

Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) will constitute continuing connected transactions of the Company under the Listing Rules because both POSCO and POSCO-China are substantial shareholders of Zhongyue Posco (Qinhuangdao) and therefore are connected persons of the Company under the Listing Rules.

The provisions relating to the renewal of the Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement, the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) and the determination of the consideration under the Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement (as the case maybe) are the same as those in the original Zhongyue Tinplate Supply Agreement and the Zhongyue Posco Supply Agreement (as the case maybe).

Renewal

The Zhongyue Tinplate Supply Agreement is initially for a term of one year commencing on 1 July 2005 and renewable annually thereafter if the parties thereto have no objection. The Zhongyue Posco Supply Agreement is initially for a term of one year commencing on 1 October 2006 and renewable annually thereafter if the parties thereto have no objection. The Zhongyue Tinplate Supply Agreement was renewed on 1 July 2009. It is proposed that the Zhongyue Posco Supply Agreement shall be renewed for one year commencing on 1 October 2009 and Zhongyue Industry will not give a written objection to the such renewal if the Company obtains the approval of GDH and the waiver of the Stock Exchange in the manner referred to in this announcement below.

Supply of blackplates by the POSCO Group

The POSCO Group has been supplying blackplates, and after the renewal of the Zhongyue Posco Supply Agreement, will continue to supply blackplates to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively.

Consideration for the purchase of blackplates

The price of blackplates supplied by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) has been and will be determined based on the prevailing market rate of blackplates and after arm's length negotiation among the parties concerned.

The consideration of blackplates purchased by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) will be settled by letters of credit, documents against acceptance or otherwise as agreed from time to time by the relevant parties.

Reasons for the continuing connected transactions

The Board considers that it is in the interests of the Company and its shareholders for Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) to purchase blackplates from the POSCO Group, as POSCO is a market leader in the steel production business (which includes the manufacture of blackplates), the continuing connected transactions to be conducted pursuant to the Zhongyue Tinplate Supply Agreement and Zhongyue Posco Supply Agreement will assure stability in the supply of blackplates to the Group.

The Board considers that the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) will continue to be carried out in the ordinary and usual course of business of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, and on normal commercial terms from the perspective of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, and the terms of the transactions will continue to be fair and reasonable and in the interests of the shareholders of the Company as a whole.

Historical cap and proposed annual cap

Historical cap

As disclosed in the announcement dated 8 January 2007, the annual cap for the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) on aggregated basis for the year ending 31 December 2009 is US$317,830,000 (approximately HK$2,479,074,000). For the seven months ended 31 July 2009, according to the management accounts of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), the supply of blackplates by the POSCO Group to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) on aggregated basis was approximately US$56,354,645 (approximately HK$439,566,231) ("Historical Purchases").

Proposed cap for 2010

The Board estimates that the annual cap for the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed) for the year ending 31 December 2010 will not exceed US$235,200,000 (approximately HK$1,834,560,000). Such cap is determined with reference to (i) the amount of the Historical Purchases; (ii) the Company's projection of the production of the tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), which in turn are based on:

1. the Company's projection of the production of tinplates and related products to be manufactured by Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010;

2. the current price level of blackplates;

3. the anticipated price level of blackplates for the year ending 31 December 2010, which is anticipated to be higher than those for the year ending 31 December 2009; and

4. the anticipated demand of the customers of Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2010, which is anticipated to be much higher than the year ending 31 December 2009 as a result of the gradual recovery of the global economy from the global recession and shrinking in demand for tinplate products in the first quarter of 2009.

LISTING RULES IMPLICATIONS

The First Technical Guidance Agreement and the Second Technical Guidance Agreement constitute connected transactions for the Company and the transaction amounts thereunder, when aggregated, are subject to reporting and announcement requirements pursuant to Rule 14A.32 of the Listing Rules but are exempted from independent shareholders' approval requirements as all the applicable percentage ratios stipulated under Rule 14A.32 of the Listing Rules (other than the profits ratio) are less than 2.5%.

The maximum transaction amount contemplated under the Sale and Purchase Framework Agreement for the year ending 31 December 2009 is subject to the reporting and announcement requirements pursuant to Rule 14A.34 of the Listing Rules but are exempted from independent shareholders' approval requirements as all of the applicable percentage ratios (other than the profits ratio) are less than 2.5%.

As one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual cap for each of the Relevant Continuing Connected Transactions for the year ending 31 December 2010 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, they are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

However, since:

(i) GDH holds 537,198,868 Shares (representing approximately 59.32% of the Company's issued share capital) giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Relevant Continuing Connected Transactions; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Relevant Continuing Connected Transactions in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and the Stock Exchange grants the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising the independent non-executive Directors is appointed to consider the terms of the Relevant Continuing Connected Transactions and the relevant annual caps and to advise the independent shareholders of the Company as to whether the Relevant Continuing Connected Transactions and the relevant annual caps are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent shareholders of the Company on the fairness and reasonableness of the terms of the Relevant Continuing Connected Transactions and the relevant annual caps.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and related products, development and leasing of properties, distribution and sales of fresh and live foodstuffs and foodstuffs trading.

INFORMATION ON ZHONGYUE INDUSTRY

Zhongyue Industry is an indirect wholly-owned subsidiary of the Company and is an investment holding company of its subsidiaries which are principally engaged in the manufacture and sale of tinplates and related products.

INFORMATION ON ZHONGYUE POSCO (QINHUANGDAO)

Zhongyue Posco (Qinhuangdao) is an indirect non wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products.

INFORMATION ON ZHONGYUE TINPLATE

Zhongyue Tinplate is an indirect wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of rolled steel products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

INFORMATION ON POSCO-CHINA

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

INFORMATION ON POSCO-ASIA

POSCO-Asia is a wholly-owned subsidiary of POSCO and is principally engaged in the trading of steel and tinplate products.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Relevant Continuing Connected Transactions; (ii) a letter from the independent board committee to the independent shareholders of the Company in relation to the Relevant Continuing Connected Transactions; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of the Company in relation to the Relevant Continuing Connected Transactions, will be sent to the shareholders of the Company in due course.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;
"Directors"	directors of the Company;
"Fee"	1.5% of free on board ("FOB") Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of the relevant tinplate products only, which is different from the Price, as the Price may include the transportation expenses, insurance and other related expenses to be incurred for the delivery of tinplate products from Qinhuangdao to the overseas customers;
"First Technical Guidance Agreement"	the first technical guidance agreement dated 10 August 2009 entered into between Zhongyue Posco (Qinhuangdao) and POSCO of which the services shall be provided from August 2009 to January 2010;
"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.32% of the issued share capital of the Company as at the date of this announcement;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-Asia"	POSCO Asia Company Limited (浦亞實業有限公司), a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;

"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"PRC"	the People's Republic of China (which, for the purposes of this announcement, excluding Hong Kong, Macau and Taiwan);
"Price"	the contract price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of the tinplate products supplied by Zhongyue Posco (Qinhuangdao);
"Relevant Continuing Connected Transactions"	the continuing connected transactions to be conducted pursuant to the Sale and Purchase Framework Agreement, the continuing connected transactions to be conducted pursuant to the Framework Agreement (as renewed) and the supply of blackplates by the POSCO Group to Zhongyue Tinplate pursuant to the Zhongyue Tinplate Supply Agreement (as renewed) and Zhongyue Posco (Qinhuangdao) pursuant to the Zhongyue Posco Supply Agreement (as renewed);
"Sale and Purchase Framework Agreement"	the sale and purchase framework agreement dated 10 August 2009 entered into between Zhongyue Tinplate and POSCO-Asia;
"Second Technical Guidance Agreement"	the second technical guidance agreement dated 10 August 2009 entered into between Zhongyue Posco (Qinhuangdao) and POSCO of which the services shall be provided from August 2009 to December 2009;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Technical Guidance Agreements"	First Technical Guidance Agreement and Second Technical Guidance Agreement;
"US$"	United States dollar, the lawful currency of the United States of America;
"Zhongyue Industry"	Zhongyue Industry Material Limited (中粵材料有限公司), a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;
"Zhongyue Posco Supply Agreement"	the agreement dated 21 December 2006 entered into between POSCO, POSCO-China and Zhongyue Industry for the supply of blackplates by the POSCO Group to Zhongyue Posco (Qinhuangdao);

"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co., Ltd.), a Sino-foreign equity joint venture company established in the PRC on 22 June 1989 and is currently an indirect wholly-owned subsidiary of the Company;
"Zhongyue Tinplate Supply Agreement"	the agreement dated 14 September 2005 entered into between POSCO, POSCO-China and Zhongyue Tinplate for the supply of blackplates by the POSCO Group to Zhongyue Tinplate; and
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.80.

The exchange rate referred to above is for the use in this announcement and for illustration purpose only, and no representation is made or given that any amount in any currency referred to above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 10 August 2009

As at the date of this announcement, the Board comprises three executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, three non-executive Directors, namely Messrs. Huang Xiaofeng, Luo Fanyu and Ms. Hou Zhuobing, and three independent non-executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 11 September 2009 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and consider the payment of an interim dividend, if applicable.

By order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 31 August 2009

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2009

Unaudited financial highlights for the six months ended 30 June

	2009 HK$'000	2008 HK$'000	Changes
Turnover	**1,122,679**	1,374,163	-18.3%
Profit from operations	**110,734**	140,092	-21.0%
Profit attributable to shareholders	**83,121**	112,207	-25.9%
Earnings per share – Basic	**HK 9.18 cents**	HK 12.39 cents	-25.9%
Interim dividend per share	**HK 1.5 cents**	HK 2.0 cents	-25.0%

BUSINESS REVIEW, MANAGEMENT DISCUSSION AND ANALYSIS, PROSPECTS AND OTHER INFORMATION

RESULTS

For the first half of 2009, the unaudited consolidated profit attributable to shareholders was HK$83,121,000, representing a decrease of 25.9% from HK$112,207,000 of the corresponding period last year. Basic earnings per share was HK9.18 cents, a decrease of 25.9% from HK12.39 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors (the "Board") declares the payment of an interim dividend for the six months ended 30 June 2009 of HK1.5 cents per share (six months ended 30 June 2008: HK2.0 cents per share).

BUSINESS REVIEW

During the period under review, all business segments of the Group were consolidating their development. The Group's consolidated turnover was HK$1,122,679,000, representing a decrease of HK$251,484,000, or 18.3%, from HK$1,374,163,000 of the corresponding period last year. Profit from operations was HK$110,734,000, representing a decrease of HK$29,358,000, or 21.0%, from HK$140,092,000 of the corresponding period last year. For the tinplating business, with the slump in prices of iron and steel during the fourth quarter of 2008 after the occurrence of global financial tsunami, the sales volume and prices of the Group's tinplate products fell substantially following the decrease in market demand as a whole. It was only until the second quarter of 2009 when the prices of iron and steel resumed to a stable level and there were preliminary signs showing recovery in the global economy that the sales volume of the Group's tinplate products resumed its normal level. For the fresh and live foodstuffs business, there was a substantial fall in the price of live pigs as compared with last year. However, with the devoted endeavours of the operations team and the premium goods sourced from major suppliers, the overall market share in live pigs import market was maintained at above 40% during the period under review. This contributed to relatively steady earnings of the Group.

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally renowned steel enterprise.

Tinplating (Continued)

In the first half of 2009, the Group's production volume of tinplate products amounted to 124,467 tonnes, a decrease of 22.7% compared with the corresponding period in 2008. Of which, 84,093 tonnes and 40,374 tonnes were produced by Zhongyue Tinplate and Zhongyue Posco respectively. In addition, the blackplate manufacturing plant of Zhongyue Tinplate produced 48,334 tonnes of blackplates, which provided a stable supply of raw materials (blackplates) to its tinplating factory. 134,801 tonnes of tinplate products were sold by these two production bases in the northern and southern regions, representing a decrease of 6.3% from the corresponding period in 2008. Turnover was HK$1,021,517,000, representing a decrease of 18.7% from the corresponding period last year. Profit from operations was HK$76,573,000, representing an increase of HK$1,914,000 or 2.6% from the corresponding period last year. The tinplating business contributed the largest share to the earnings of the Group, with its turnover representing 91.0% of the Group's turnover, and its profit from operations accounted for 69.2% of the Group's profit from operations.

During the fourth quarter of 2008, the prices of various raw materials fell substantially around the world. Demand for steel in the international market shrank. The purchase price of the Group's raw materials and the sales volume and selling price of the Group's tinplate products dropped substantially following the overall decrease in the market demand. It was only until the second quarter of 2009 that the prices of iron and steel resumed a stable level and iron and steel manufacturers began to increase their selling prices. It is expected that the prices of iron and steel will still remain volatile for a certain period in future. With the preliminary completion of de-stocking in the market at the end of last year, downstream customers successively replenished their stocks in the first half of 2009. The sales volume of the Group's tinplating products also resumed to a normal level. In 2009, the tinplating business entered into a phase of consolidation. In order to respond to the crisis, the Group implemented principal strategies of "cost reduction", "quality enhancement", "market price alignment", "aggressively getting sales orders" and "assuring collection of trade debts". In respect of the sales and marketing development, the Group adopted a price setting mechanism that aligned more closely to the market price. Product quality was enhanced with an expansion of product categories. These facilitated in maintaining our sales volume. In addition, the Group insisted on executing the policy of obtaining deposits from customers, so as to assure the collection of trade debts. In terms of cost savings, the Group continued to improve its tendering system and widen its purchasing channels, which proactively reduced purchase costs. Through the comprehensive introduction of Six Sigma methodology in its management, the workflow was optimised. This resulted in minimising unnecessary production costs to the maximum extent and achieving higher efficiency.

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

Fresh and Live Foodstuffs (Continued)

In the first half of 2009, turnover of the fresh and live foodstuffs business amounted to HK$88,049,000, representing a decrease of 16.5% as compared with the corresponding period last year. Profit from operations was HK$32,757,000, representing a decrease of HK$10,094,000 or 23.6% as compared with the corresponding period last year. With the substantial fall in the price of live pigs as compared with last year, and the impact on the live poultry agency business resulting from the announcement by the Hong Kong government of the arrangements to accept for the return of licences by live poultry retailers in July 2008, both turnover and profit from operations of fresh and live foodstuffs business fell as compared with the corresponding period last year. Through continuous improvement in the equipment of infrastructure, optimisation of business workflow, the Group proactively strengthened its communication with the suppliers, industry participants and customers and enhanced its service standard. The overall market share in live pigs import market remained at above 40%. This contributed to relatively steady earnings of the Group.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office units in Hong Kong.

In the first half of 2009, turnover from the property leasing business of the Group was HK$13,113,000, an increase of 3.0% as compared with the corresponding period last year. Profit from operations of leasing properties amounted to HK$7,928,000, a decrease of 14.0% as compared with the corresponding period last year. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in the first half of 2009. Valuation gains on investment properties of HK$12,267,000 (first half of 2008: HK$2,049,000) were included in the consolidated income statement of the Group.

Associate

In the first half of 2009, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), an associate of the Group, recorded a sales volume of 217,944 tonnes in its major product, corn starch, representing an increase of 9.7% as compared with the corresponding period last year. With the substantial fall in the price of the products last year, turnover amounted to HK$710,403,000, representing a decrease of 7.5% and its loss attributable to shareholders amounted to HK$3,155,000 as compared with a profit attributable to shareholders of HK$48,273,000 in the corresponding period last year.

FINANCIAL POSITION

As at 30 June 2009, the Group's total assets and total liabilities amounted to HK$2,650,465,000 and HK$1,017,811,000, representing a decrease of HK$32,381,000 and HK$114,841,000 respectively when compared with the positions at the end of last year. The net current assets decreased from HK$479,403,000 at the end of 2008 to HK$357,563,000, which was mainly attributable to the repayment of bank borrowings amounting to HK$160,000,000 at the beginning of 2009. The current ratio (current assets divided by current liabilities) decreased from 1.68 as at the end of 2008 to 1.43.

Liquidity and Financial Resources

As at 30 June 2009, the Group maintained cash and cash equivalent balances of HK$447,111,000, including pledged bank balances of HK$121,821,000. An amount of HK$365,311,000 was denominated in Renminbi and HK$31,090,000 was denominated in United States ("US") Dollars while the remaining balance was denominated in Hong Kong Dollars. Cash and cash equivalent balances increased by 4.5% from the end of 2008, which was mainly attributable to the net cash inflow from operations during the period.

As at 30 June 2009, the Group's borrowings comprised 1) bank borrowings of HK$531,758,000 (31 December 2008: HK$589,564,000), of which HK$Nil (31 December 2008: HK$85,043,000) was unsecured, HK$106,498,000 (31 December 2008: HK$Nil) was secured by bills receivable, HK$320,000,000 (31 December 2008: HK$480,000,000) is pledged by investment properties in Hong Kong and HK$105,260,000 (31 December 2008: HK$24,521,000) was secured by bank deposits of HK$105,627,000 (31 December 2008: HK$24,515,000); 2) a loan from immediate holding company of HK$Nil (31 December 2008: HK$10,000,000); and 3) a loan from a minority shareholder of HK$Nil (31 December 2008: HK$2,940,000). 69.9% (31 December 2008: 32.8%) of the Group's borrowings were repayable within one year, and the remaining balance was repayable within two years (31 December 2008: three years). The borrowings were subject to annual interest rates ranging from 0.28% to 1.78% (31 December 2008: 0.90% to 11.94%). 60.2% (31 December 2008: 93.8%) of the Group's borrowings were guaranteed by the Company.

As at 30 June 2009, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 5.6% (31 December 2008: 12.1%). The decrease was primarily due to the significant net cash inflow from operations during the period.

As at 30 June 2009, the Group's available banking facilities amounted to HK$636,960,000, of which HK$386,862,000 was utilised and HK$250,098,000 was unutilised. 50.2% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. The cash reserves and available banking facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

Capital Expenditure

The Group's capital expenditure in the first half of 2009 amounted to HK$18,484,000 (first half of 2008: HK$70,236,000). After the tinplating plant of Zhongyue Posco commenced production in February 2008, the capital expenditure in 2009 was significantly less than that in 2008. It is expected that the capital expenditure for the year 2009 will be approximately HK$42,000,000, which mainly relates to technology upgrade projects.

Charge on Assets

As at 30 June 2009, certain assets of the Group with an aggregate carrying value of HK$321,392,000 (31 December 2008: HK$123,477,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations are in mainland China and Hong Kong. During the period, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of exchange rate of Renminbi against US Dollars, since the majority of the Group's sales and purchases are mainly made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bear interest at floating rates. Management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2009, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currency loans which amounted to US$15,360,000 (equivalent to HK$119,808,000) (31 December 2008: US$3,144,000 (equivalent to HK$24,521,000)). In addition, as at 30 June 2009, there were forward foreign exchange contracts of US$37,000,000 (equivalent to HK$288,600,000) (31 December 2008: HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate)) entered into by the Group to hedge the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2009, the Group had a total of 1,105 full-time employees, a decrease of 67 from the end of 2008. 82 of the employees were based in Hong Kong and 1,023 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2009, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonuses for various profit rankings were paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to continue their contribution to the Group.

PROSPECTS

Notwithstanding that the global economy is gradually resuming a level stability, the Group remains cautious in respect of difficulties and challenges possibly subsisting in the business environment. Although the sales price and sales volume of iron and steel products began to rebound, external demands have still not yet fully recovered. In the meantime, the production capacity of iron and steel in mainland China is not yet fully utilized in the short run. It is anticipated that the increase in price of iron and steel will be subject to certain limitations and market competition will remain keen. The Group will continue to persist in operating steadily, conclude seriously from the experiences and lessons from mitigating the global financial tsunami this time, and enhance our management skills through tribulations and trials to lay a solid foundation for future development. In the course of proactively responding to changes in the market, the Group will seek new developments for the tinplating business. Together with the healthy development of fresh and live foodstuffs business, the operating result for the full year is expected to improve from last year. By leveraging on our sound financial position and sufficient capital, as well as proactively capturing opportunities arising, the Group will endeavour to deliver better value to its shareholders.

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2009

The Board announces the unaudited consolidated interim results of the Group for the six months ended 30 June 2009, which have been reviewed by the Company's audit committee.

Consolidated Income Statement
For the six months ended 30 June 2009 - unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2009 $'000	2008 $'000
Turnover	3	**1,122,679**	1,374,163
Cost of sales		**(1,000,277)**	(1,217,900)
Gross profit		**122,402**	156,263
Other revenue	4	**43,166**	8,387
Other net income	5	**2,733**	40,408
Distribution costs		**(23,325)**	(23,333)
Administrative expenses		**(33,928)**	(37,580)
Other operating expenses		**(314)**	(4,053)
Profit from operations		**110,734**	140,092
Valuation gains on investment properties	10(b)	**12,267**	2,049
Finance costs	6(a)	**(4,153)**	(15,071)
Share of profits less losses of associates		**(1,262)**	19,106
Profit before taxation	6	**117,586**	146,176
Income tax	7	**(17,586)**	(19,942)
Profit for the period		**100,000**	126,234
Attributable to:			
Equity shareholders of the Company		**83,121**	112,207
Minority interests		**16,879**	14,027
Profit for the period		**100,000**	126,234
Interim dividend	8(a)	**13,584**	18,112
Earnings per share			
Basic	9(a)	**9.18 cents**	12.39 cents
Diluted	9(b)	**9.18 cents**	12.39 cents

Consolidated Balance Sheet at 30 June 2009 - unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2009 $'000	At 31 December 2008 $'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**273,780**	262,388
- Other property, plant and equipment		**897,584**	919,846
- Interest in leasehold land held for own use under operating leases		**106,713**	107,380
	10	**1,278,077**	1,289,614
Interest in associate		**182,389**	201,973
Deferred tax assets		**2,207**	9,426
		1,462,673	1,501,013
Current assets			
Trading securities		**3,111**	2,259
Inventories	11	**221,435**	401,092
Trade and other receivables, deposits and prepayments	12	**516,055**	346,489
Current taxation recoverable		**80**	151
Cash and cash equivalents	13	**447,111**	428,009
		1,187,792	1,178,000
Non-current asset classified as held for sale		**-**	3,833
		1,187,792	1,181,833
Current liabilities			
Trade and other payables	14	**427,704**	481,036
Bank loans	15(a)	**371,758**	184,521
Loan from immediate holding company	15(b)	**-**	10,000
Loan from minority shareholder	15(c)	**-**	2,940
Current taxation payable		**30,767**	23,933
		830,229	702,430
Net current assets		**357,563**	479,403
Total assets less current liabilities		**1,820,236**	1,980,416
Non-current liabilities			
Bank loans	15(a)	**160,000**	405,043
Deferred tax liabilities		**27,582**	25,179
		187,582	430,222
Net assets		**1,632,654**	1,550,194
Capital and reserves			
Share capital		**452,802**	452,802
Reserves		**1,054,068**	982,135
Amounts recognised directly in equity relating to non-current asset held for sale		**-**	2,476
Total equity attributable to equity shareholders of the Company		**1,506,870**	1,437,413
Minority interests		**125,784**	112,781
Total equity		**1,632,654**	1,550,194

Notes to the unaudited consolidated financial information

(Expressed in Hong Kong dollars)

1. Basis of preparation

The interim results set out in this announcement do not constitute the Group's interim financial report for the six months ended 30 June 2009 but are extracted from the interim financial report.

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

2. Changes in accounting policies

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following of these developments are relevant to the Group's interim financial report:

- HKFRS 8, Operating segments
- HKAS 1 (revised 2007), Presentation of financial statements
- Improvements to HKFRSs (2008)
- Amendments to HKAS 27, Consolidated and separate financial statements - cost of an investment in a subsidiary, jointly controlled entity or associate
- Amendments to HKFRS 7, Financial instruments: Disclosures - improving disclosures about financial instruments
- HKAS 23 (revised 2007), Borrowing costs
- Amendments to HKFRS 2, Share-based payment - vesting conditions and cancellations

2. Changes in accounting policies (Continued)

The amendments to HKAS 23 and HKFRS 2 have had no material impact on the Group's interim financial report as the amendments are consistent with policies already adopted by the Group. In addition, the amendments to HKFRS 7 do not contain any additional disclosure requirements specifically applicable to the interim financial report. The impact of the remainder of these developments on the interim financial report is as follows:

- HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related products and services and on geographical areas. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management (see note 3). As this is the first period in which the Group has presented segment information in accordance with HKFRS 8, additional explanation has been included in the interim financial report which explains the basis of preparation of the information. Corresponding amounts have been presented on a basis consistent with the revised segment information.

- As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expense are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. The new format for the consolidated statement of comprehensive income and the consolidated statement of changes in equity has been adopted in the interim financial report and corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

- The "Improvements to HKFRS (2008)" comprise a number of minor and non-urgent amendments to a range of HKFRSs which the HKICPA has issued as an omnibus batch of amendments. Of these, the following amendment has resulted in changes to the Group's accounting policies:

  - As a result of amendments to HKAS 40, Investment property, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss, consistent with the policy adopted for all other investment properties carried at fair value. Previously such property was carried at cost until the construction was completed, at which time it was fair valued with any gain or loss being recognised in profit or loss. As the Group does not currently have any investment property under construction, this change in policy has no impact on net assets or profit or loss for any of the periods presented.

2. Changes in accounting policies (Continued)

- The amendments to HKAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009 all dividends receivable from subsidiaries and associates, whether out of pre- or post-acquisition profits, will be recognised in the Company's profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions for the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3. Turnover and segment reporting

The Group manages its businesses by divisions, which are organised by products and services. On first-time adoption of HKFRS 8, Operating Segments and in a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following three reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.
- Fresh and live foodstuffs : this segment distributes, purchases and sells fresh and live foodstuffs.
- Property leasing : this segment leases office and industrial premises to generate rental income.

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

- Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.
- Segment assets include all tangible, intangible assets and current assets with the exception of interest in associate, trading securities and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and bank borrowings managed directly by the segments.

3. Turnover and segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the period is set out below.

For the six months ended 30 June	*Tinplating*		*Fresh and live foodstuffs*		*Property leasing*		*Total*	
	2009	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Reportable segment revenue	**1,021,517**	1,255,926	**88,049**	105,506	**13,113**	12,731	**1,122,679**	1,374,163
Reportable segment profit	**76,573**	74,659	**32,757**	42,851	**7,928**	9,214	**117,258**	126,724
Reportable segment assets	**2,039,271**	2,061,970	**80,916**	103,217	**299,737**	285,182	**2,419,924**	2,450,369
Reportable segment liabilities	**914,394**	1,014,383	**28,070**	31,158	**33,970**	32,158	**976,434**	1,077,699

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	Six months ended 30 June	
	2009	*2008*
	$'000	$'000
Profit		
Reportable segment profit derived from the Group's external customers	**117,258**	126,724
Unallocated head office and corporate income and expenses	**(6,524)**	13,368
Valuation gains on investment properties	**12,267**	2,049
Finance costs	**(4,153)**	(15,071)
Share of profits less losses of associates	**(1,262)**	19,106
Consolidated profit before taxation	**117,586**	146,176

3. Turnover and segment reporting (Continued)

(b) Reconciliations of reportable segment profit or loss, assets and liabilities (Continued)

	At 30 June 2009	*At 31 December 2008*
	$'000	$'000
Assets		
Reportable segment assets	**2,419,924**	2,450,369
Interest in associate	**182,389**	201,973
Trading securities	**3,111**	2,259
Non-current asset classified as held for sale	**-**	3,833
Unallocated head office and corporate assets	**45,041**	24,412
Consolidated total assets	**2,650,465**	2,682,846

	At 30 June 2009	*At 31 December 2008*
	$'000	$'000
Liabilities		
Reportable segment liabilities	**976,434**	1,077,699
Loan from immediate holding company	**-**	10,000
Unallocated head office and corporate liabilities	**41,377**	44,953
Consolidated total liabilities	**1,017,811**	1,132,652

4. Other revenue

	Six months ended 30 June	
	2009	*2008*
	$'000	$'000
Sales of scrap materials	**1,630**	6,161
Interest income	**1,643**	1,344
Dividends from listed securities	**-**	118
Subsidies received (note)	**37,101**	-
Others	**2,792**	764
	43,166	8,387

Note: The amounts mainly represent subsidies granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the PRC for its continuous contribution to the development of the metal-plating industry.

5. Other net income

	Six months ended 30 June	
	2009	*2008*
	$'000	$'000
Net realised and unrealised gain/(loss) on trading securities	**1,552**	(1,505)
Gain on disposal of associate	**1,061**	-
Gain on deregistration of subsidiary	**829**	-
Net (loss)/gain on forward foreign exchange contracts	**(693)**	605
Net exchange (loss)/gain	**(16)**	41,308
	2,733	40,408

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June	
		2009	*2008*
		$'000	$'000
(a) Finance costs:			
Interest on bank advances and other borrowings wholly repayable within 5 years		**4,072**	15,711
Interest on loan from immediate holding company		**81**	327
		4,153	16,038
Less : Interest expenses capitalised into construction in progress	(i)	**-**	(967)
		4,153	15,071
(b) Staff costs:			
Net contributions paid to defined contribution retirement plans		**4,202**	3,990
Equity-settled share-based payment expenses		**348**	-
Salaries, wages and other benefits		**38,087**	39,159
		42,637	43,149
(c) Other items:			
Amortisation of land lease premium		**1,527**	1,414
Depreciation		**41,023**	35,085
Operating lease charges in respect of properties		**1,712**	1,432
Share of associates' taxation	(ii)	**(449)**	6,433
Rentals receivable from investment properties less direct outgoings of $1,069,000 (30 June 2008: $1,251,000)		**(12,044)**	(11,480)

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

	Note	*Six months ended 30 June* *2009* **$'000**	*2008* $'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2008: 16.5%) on the estimated assessable profits for the period		5,530	2,038
Under-provision in respect of prior years		2,023	-
		7,553	2,038
Current tax – the PRC			
Tax for the period		417	15,964
Deferred tax			
Origination and reversal of temporary differences		9,616	1,940
	(i)	17,586	19,942

Notes:

(i) The provision for Hong Kong Profits Tax for 2009 is calculated by applying the estimated annual effective tax rate of 16.5% (2008: 16.5%) to the six months ended 30 June 2009. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate applicable for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following notes.

(iii) In 2006, a subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangements under the New Tax Law has not been issued by the relevant tax authorities up to the date of issue of the interim financial report. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the period ended 30 June 2009 (2008: 25%). When the final arrangement is known, any over-provision for income tax will be accounted for in future periods.

7. Income tax in the consolidated income statement (Continued)

Taxation in the consolidated income statement represents : (Continued)

Notes: (Continued)

(iv) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of the interim financial report. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for the current and prior periods.

(v) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

In addition, as the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current and prior periods will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries is made for the six months ended 30 June 2009 and 30 June 2008.

8. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the interim period declared after the interim period:

	Six months ended 30 June	
	2009	*2008*
	$'000	$'000
Interim dividend declared after the interim period of 1.5 cents per ordinary share (30 June 2008: 2.0 cents per ordinary share)	**13,584**	18,112

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June	
	2009	*2008*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the following interim period of 1.5 cents per ordinary share (30 June 2008: 2.0 cents per ordinary share)	**13,584**	18,112

9. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $83,121,000 (30 June 2008: $112,207,000) and the number of 905,603,285 (30 June 2008: 905,603,285) ordinary shares in issue during the period.

(b) Diluted earnings per share

The diluted earnings per share for the six months ended 30 June 2009 and 30 June 2008 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive.

10. Fixed Assets

(a) Acquisitions

During the six months ended 30 June 2009, the Group acquired items of property, plant and equipment with a cost of $18,484,000 (30 June 2008: $70,236,000).

(b) Investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2009 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in the PRC carried at fair value were revalued by independent firms of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司 and 秦皇島正揚資產評估事務所, on an open market value basis. Based on the valuations, a gain of $12,267,000 (30 June 2008: $2,049,000), and deferred tax thereon of $2,668,000 (30 June 2008: $463,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $320,000,000 (note 15(a)(iv)).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2009 **$'000**	*At 31 December 2008* $'000
Raw materials, spare parts and consumables	**105,817**	167,867
Work in progress	**7,948**	21,615
Finished goods	**107,670**	211,610
	221,435	401,092

12. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2009 **$'000**	*At 31 December 2008* $'000
Current	**419,817**	272,297
Less than 1 month past due	**1,833**	277
1 to 3 months past due	**556**	261
4 to 6 months past due	**-**	2,081
Amounts past due	**2,389**	2,619
	422,206	274,916

For tinplating operations, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing operations, rental is collected one month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2009 **$'000**	*At 31 December 2008* $'000
Deposits with banks	**308,014**	149,273
Cash at bank and in hand	**139,097**	278,736
Cash and cash equivalents in the consolidated balance sheet	**447,111**	428,009
Pledged bank balances	**(121,821)**	(37,566)
	325,290	390,443

14. Trade and other payables

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	At 30 June 2009 **$'000**	*At 31 December 2008* $'000
Due within 1 month or on demand	**125,292**	263,303
Due after 1 month but within 3 months	**111,578**	58,525
Due after 3 months but within 1 year	**25**	-
	236,895	321,828

15. Borrowings

	Note	*At 30 June 2009* **$'000**	*At 31 December 2008* $'000
(a) Bank loans			
- unsecured	(i)	-	85,043
- secured by bills receivable	(ii)	**106,498**	-
- secured by bank deposits	(iii)	**105,260**	24,521
- secured by investment properties	(iv)	**320,000**	480,000
		531,758	589,564

At 30 June 2009, the bank loans were repayable as follows:

	At 30 June 2009 **$'000**	*At 31 December 2008* $'000
Within 1 year or on demand	**371,758**	184,521
After 1 year but within 2 years	**160,000**	245,043
After 2 years but within 5 years	-	160,000
	160,000	405,043
	531,758	589,564

Notes:

(i) The unsecured bank loans as at 31 December 2008 were granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group and guaranteed by Zhongyue Tinplate, a subsidiary of the Group. As at 31 December 2008, the minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.

(ii) The loans are secured by bills receivable with carrying amounts of $106,498,000 (31 December 2008: $Nil).

15. Borrowings (Continued)

(a) Bank loans (Continued)

Notes: (Continued)

(iii) The loans are secured by bank deposits of $105,627,000 (31 December 2008: $24,515,000).

(iv) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with carrying value of $93,073,000 (31 December 2008: $85,911,000) as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 30 June 2009, none of the covenants relating to the bank loans had been breached.

	At 30 June 2009 $'000	*At 31 December 2008* $'000
(b) Loan from immediate holding company	-	10,000

At 31 December 2008, the loan was unsecured, interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum and repayable on 30 June 2009.

	At 30 June 2009 $'000	*At 31 December 2008* $'000
(c) Loan from minority shareholder	-	2,940

At 31 December 2008, the loan was provided to a non-wholly owned subsidiary of the Group and was unsecured, interest-free and repayable on or before 31 December 2009. At 31 December 2008, the Group also provided a loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding. The loan has been fully repaid during the current period.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices (''CG Code'') as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") throughout the six months ended 30 June 2009.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2009.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2009.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss or termination of offices.

During the six months ended 30 June 2009, a meeting was held by the Compensation Committee to explore relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005 and its terms of reference are in line with the CG Code. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang (chairman of the Nomination Committee) and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendations to the Board on appointment and reappointment of directors.

During the six months ended 30 June 2009, a meeting was held by the Nomination Committee to explore relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2009. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2009, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK1.5 cents per share (six months ended 30 June 2008: HK2.0 cents per share) for the six months ended 30 June 2009. The interim dividend will be paid on Wednesday, 28 October 2009 to the shareholders whose names appear on the register of members on Friday, 9 October 2009.

Closure of Register of Members

The register of members of the Company will be closed on Thursday, 8 October 2009 and Friday, 9 October 2009. During the period, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 October 2009.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 11 September 2009

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the register of members of Guangnan (Holdings) Limited (the "Company") will be closed on Thursday, 8 October 2009 and Friday, 9 October 2009. During this period, no transfer of shares will be registered. In order to qualify for the interim dividend for the year 2009, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 October 2009. The interim dividend will be payable on Wednesday, 28 October 2009 to the shareholders whose names appear on the register of members of the Company on Friday, 9 October 2009.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 11 September 2009

As at the date of this announcement, the board of directors of the Company is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Please also refer to the published version of this announcement in The Standard.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

POSITIVE PROFIT ALERT

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and potential investors that the consolidated profit attributable to shareholders of the Company for the year ended 31 December 2009 is expected to increase significantly as compared with that for the year 2008.

The information contained in this announcement is only based on the preliminary review of the management accounts of the Group, which have not been reviewed by the Company's auditors.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Guangnan (Holdings) Limited (the "Company", together with its subsidiaries shall be referred to as the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company wishes to inform the shareholders of the Company and potential investors that, based on the preliminary review of the management accounts of the Group, the consolidated profit attributable to shareholders of the Company for the year ended 31 December 2009 is expected to increase significantly as compared with that for the year 2008, primarily attributable to the following factors:

(i) Being affected by the global financial tsunami, the purchase price of raw materials and selling price of tinplate products decreased significantly in the fourth quarter of 2008. These prices are stablised in 2009. Hence, the amount of write down of inventories for 2009 will be significantly reduced as compared to that for 2008, and the profit from operations for 2009 will be increased as compared to that for 2008.

(ii) As the price of office units in Hong Kong rebound generally, valuation gains on investment properties will be recorded in 2009, while valuation losses on investment properties were recorded in 2008.

(iii) As the average amount of borrowings and interest rates of the borrowings for 2009 were reduced as compared to that for 2008, the finance costs for 2009 will be significantly reduced as compared to that for 2008.

The information contained in this announcement is only based on the preliminary review of the management accounts of the Group, which have not been reviewed by the Company's auditors. As at the date of this announcement, the Group's consolidated results for the year ended 31 December 2009 have not yet been finalized, and are subject to audit by the Company's independent external auditors and, if required, necessary adjustments. Further details of the Group's annual results will be disclosed as and when the annual results of the Group for the year ended 31 December 2009 are announced.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 15 January 2010

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 26 March 2010 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the final results of the Company and its subsidiaries for the year ended 31 December 2009 and consider the recommendation on payment of a final dividend, if applicable.

By order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 16 March 2010

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2009

Financial highlights for the year ended 31 December

	2009 HK$'000	2008 HK$'000	Change
Turnover	**2,352,103**	2,979,868	-21.1%
Profit from operations	**221,451**	167,287	+32.4%
Profit attributable to shareholders	**180,724**	100,646	+79.6%
Earnings per share – Basic	**HK 20.0 cents**	HK 11.1 cents	+80.2%
Dividend per share			
Interim	**HK 1.5 cents**	HK 2.0 cents	
Proposed final	**HK 3.0 cents**	HK 1.5 cents	
	HK 4.5 cents	HK 3.5 cents	+28.6%

CHAIRMAN'S STATEMENT

I am pleased to report to the shareholders that Guangnan (Holdings) Limited (the "Company") and its subsidiaries (the "Group") recorded a consolidated profit attributable to equity shareholders of the Company of HK$180,724,000 in 2009, representing a significant increase of 79.6% compared with HK$100,646,000 in 2008. The basic earnings per share were HK 20.0 cents, representing a significant increase of 80.2% from HK 11.1 cents in 2008.

Dividend

The board of directors of the Company (the "Board") recommends the payment of a final dividend of HK 3.0 cents per share for the year 2009. The final dividend for 2009, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 28 June 2010.

Review

During the year, all business segments of the Group were developing while consolidating. In 2009, the consolidated turnover was HK$2,352,103,000, representing a decrease of 21.1% from HK$2,979,868,000 in 2008. Profit from operations was HK$221,451,000, representing an increase of 32.4% from HK$167,287,000 in 2008. Both tinplating and fresh and live foodstuffs businesses had satisfactory development.

In 2009, the Group's tinplating business entered into a phase of consolidation. Despite the substantial decline in the purchase prices of the Group's raw materials and the sales volume and selling prices of the Group's tinplate products at the beginning of the year following the overall decrease in the market demand, the prices and sales volume resumed to a stable level since the second quarter. As downstream customers successively replenished their stocks, the sales volume of the Group's tinplating products also resumed to a normal level. Through flexible marketing strategies and effective cost control measures, the Group recorded significant growth in the profit from operations of the tinplating business.

As to the fresh and live foodstuffs business, in light of the significant fall in the market price of live pigs, its turnover and operating profit decreased as compared to that in 2008. The Group proactively strengthened its communication with the suppliers, industry participants and customers, with emphasis on enhancing its service standard. In 2009, the overall market share in the live pigs import market maintained at above 40%. This contributed to relatively steady earnings of the Group.

The general price of office units in Hong Kong rebounded in 2009 and the Group recorded valuation gains on investment properties of HK$16,118,000. In 2008, as a result of the global financial tsunami, the Group recorded valuation losses on investment properties of HK$19,429,000. In addition, as a result of the decrease in the amount of borrowings and borrowing rates of the Group, finance costs in 2009 fell drastically by 72.8% as compared to that in 2008.

Prospects

In 2010, given the gradual recovery of global economy and the active fiscal policies and moderately loose monetary policies implemented by the PRC government, it is expected that the domestic macro-economy will continue its growth momentum, thereby driving consumption demand. As to the tinplating industry, benefiting from the policies to boost domestic demands, the demand for tinplate products and its downstream foodstuffs products will continue to yield considerable growth. In adhering to the Group's objectives of enhancement, as to the tinplating business, the blackplate manufacturing plant in Zhongshan will further enhance the quality of blackplates and the value added to the products, while the tinplating plant in Qinhuangdao will fully utilise its production capacity to enhance its sales volume, thereby achieving the synergies from resource sharing between the two tinplate production bases in the northern and southern regions and form complementary benefits. The Group will also make great efforts to increase revenue and achieve effective cost control. As to the fresh and live foodstuffs business, the Group will actively capture various business opportunities to build up a solid chain for the fresh and live foodstuffs trading business so as to ensure stable profit contributions. The Group will continue to maximise the returns for its shareholders in the spirit of hard work and aggressive efforts.

Liang Jiang
Chairman

Hong Kong, 26 March 2010

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally-renowned iron and steel enterprise. Currently, the annual production capacity of tinplate products and blackplates of the Group are 470,000 tonnes and 150,000 tonnes respectively, of which 220,000 tonnes of tinplate products and 150,000 tonnes of blackplates are from Zhongshan's capacity, whereas 250,000 tonnes of tinplate products are from Qinhuangdao's capacity.

In 2009, the Group produced 268,487 tonnes of tinplate products, represented a decrease of 11.7% as compared to that in 2008. Among which, Zhongyue Tinplate and Zhongyue Posco produced 174,331 tonnes and 94,156 tonnes respectively. Besides, the blackplate manufacturing plant of Zhongyue Tinplate produced 105,643 tonnes of blackplates, an increase of 5.7% as compared to that in 2008, providing a steady supply of raw materials (i.e. blackplates) for its tinplating plant. The Group's tinplating plants in the northern and southern China sold 285,187 tonnes of tinplate products, a decrease of 2.5% as compared to that in 2008, of which, Zhongyue Tinplate and Zhongyue Posco sold 181,709 tonnes and 103,478 tonnes of tinplate products respectively. Turnover was HK$2,145,267,000, a decrease of 22.0% as compared to that in 2008 and profit from operations was HK$153,699,000, an increase of HK$85,937,000 or 126.8% as compared to that in 2008. The tinplating business contributed the largest share to the earnings of the Group and accounted for 91.2% and 69.4% of the Group's turnover and profit from operations respectively.

As a result of the financial tsunami in 2008, the purchase prices of the Group's raw materials and sales volume and selling prices of the Group's tinplate products in the first quarter of 2009 dropped substantially following the overall decrease in the market demand. It was only until the second quarter that the prices of iron and steel resumed to a stable level and iron and steel producers began to increase their selling prices. Accordingly, the amount of write-down of inventory in 2009 was significantly reduced as compared to HK$50,041,000 in 2008. It is expected that the prices of iron and steel will remain volatile for a certain period in future. As downstream customers successively replenished their stocks, the sales volume of the Group's tinplate products also resumed to a normal level. During the year, the Group's tinplating business entered into a phase of consolidation. In order to respond to the crisis, the Group implemented principal strategies of "cost reduction", "quality enhancement", "market price alignment", "aggressively getting sales orders" and "assuring collection of trade debts". In respect of the sales and marketing development, the Group adopted a price setting mechanism that aligned more closely to the market price. Product quality was enhanced with an expansion of product categories. These facilitated in maintaining our sales volume. In addition, the Group insisted on executing the policy of obtaining deposits from customers, so as to assure the collection of trade debts. In terms of cost savings, the Group continued to improve its tendering system and widen its purchasing channels, which proactively reduced purchase costs. Through the comprehensive introduction of Six Sigma methodology in its management, the workflow was optimised. This resulted in minimising unnecessary production costs to the maximum extent and achieving higher efficiency.

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

In 2009, the turnover of the fresh and live foodstuffs business amounted to HK$180,029,000, representing a decrease of 11.6% as compared to that in 2008. Profit from operations was HK$62,440,000, representing a decrease of HK$14,368,000 or 18.7% as compared to that in 2008. With the substantial fall in the market price of live pigs as compared with that in 2008, and the impact on the live poultry agency business resulting from the announcement by the Hong Kong government of the arrangements to accept the return of licences by live poultry retailers in July 2008, both turnover and profit from operations of the fresh and live foodstuffs business fell as compared to that in 2008. Through continuous improvement in the equipment of infrastructure and optimisation of business workflow, the Group proactively strengthened its communication with suppliers, industry participants and customers, enhanced its service standard and widened its sales channels. The overall market share in the live pigs import market remained at above 40%. This contributed to relatively steady earnings of the Group. Currently, the Group is actively negotiating with suppliers and customers for further cooperation in order to build up a solid business chain and enhance its competitiveness.

Property Leasing

The Group's leasing properties mainly include the plant and staff dormitories of Zhongyue Tinplate and Zhongyue Posco, and the office units in Hong Kong. During the year, Zhongyue Tinplate completed the merger with Zhongshan Shanhai Industrial Co., Ltd. and streamlined the Group's business in Zhongshan.

In 2009, turnover from the property leasing business of the Group was HK$26,807,000, an increase of 5.8% as compared to that in 2008. Profit from operations of leasing properties amounted to HK$17,641,000, an increase of 21.6% as compared to that in 2008. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in 2009. Valuation gains on investment properties of HK$16,118,000 (2008: valuation losses of HK$19,429,000) were included in the consolidated income statement of the Group.

Associate

In 2009, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), an associate of the Group, recorded a sales volume of 430,656 tonnes in its major product, corn starch, representing an increase of 7.0% as compared to that in 2008. With the substantial fall in the price of the products in 2008, turnover amounted to HK$1,481,193,000, representing a decrease of 2.1% as compared to that in 2008 and its profit attributable to shareholders amounted to HK$32,248,000, representing a decrease of 22.8% as compared to that in 2008.

FINANCIAL POSITION

As at 31 December 2009, the Group's total assets and total liabilities amounted to HK$2,542,810,000 and HK$818,301,000, representing a decrease of HK$140,036,000 and HK$314,351,000 respectively as compared with the positions at the end of 2008. Net current assets decreased from HK$479,403,000 at the end of 2008 to HK$456,595,000 and current ratio (current assets divided by current liabilities) increased from 1.68 as at the end of 2008 to 1.72.

Liquidity and Financial Resources

As at 31 December 2009, the Group maintained cash and cash equivalent balances of HK$380,961,000, including pledged bank balances of HK$246,018,000. An amount of HK$270,593,000 was denominated in Renminbi and HK$45,948,000 was denominated in United States ("US") dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances decreased by 11.0% from the end of 2008.

As at 31 December 2009, the Group's borrowings comprised 1) bank borrowings of HK$390,940,000 (2008: HK$589,564,000), of which HK$Nil (2008: HK$85,043,000) was unsecured; HK$160,000,000 (2008: HK$480,000,000) was secured by investment properties in Hong Kong and HK$230,940,000 (2008: HK$24,521,000) was secured by bank deposits of HK$233,035,000 (2008: HK$24,515,000); 2) a loan from immediate holding company of HK$Nil (2008: HK$10,000,000); 3) a loan from a minority shareholder of HK$Nil (2008: HK$2,940,000) and 4) loans from a related company of HK$79,560,000 (2008: HK$Nil). 34.0% (2008: 93.8%) of the Group's borrowings was guaranteed by the Company. 66.0% (2008: 32.8%) of the Group's borrowings is repayable within one year, and the remaining balance is repayable within two years (2008: three years). All loans were subject to annual interest rates ranging from 0.28% to 2.30% (2008: 0.90% to 11.94%). The majority of the Group's borrowings bear interests at floating rates. The management pays attention to variations in interest rates.

As at 31 December 2009, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 5.6% (2008: 12.1%). The decrease was primarily due to the significant net cash inflow from operations during the year. As the amount of borrowings and the borrowing rates of the Group decreased, finance costs in 2009 amounted to HK$6,784,000, representing a substantial decrease of 72.8% as compared to HK$24,905,000 in 2008.

As at 31 December 2009, the Group's available banking facilities amounted to HK$433,000,000, of which HK$223,340,000 was utilised banking facilities and HK$209,660,000 was unutilised. In addition, 37.0% of the Group's banking facilities was guaranteed by the Company which also pledged the investment properties situated in Hong Kong as collateral. The Group's existing cash reserves and available banking facilities, as well as the steady cash flow from operations, are sufficient to meet the Group's debt obligations and working capital requirements.

Capital Expenditure

The Group's capital expenditure in 2009 amounted to HK$39,440,000, representing a substantial decline as compared to HK$100,333,000 in 2008. After the tinplating plant of Zhongyue Posco commenced production in February 2008, the related capital expenditure was significantly reduced. It is expected that the capital expenditure for 2010 will be approximately HK$64,000,000, mainly for the technology improvement projects of the blackplate manufacturing plant of Zhongyue Tinplate to enhance the quality and added value of the blackplates, and for the production speed improvement projects of the tinplate production lines to enhance the tinplate production capacity.

Charges on Assets

As at 31 December 2009, certain assets of the Group with an aggregate carrying value of HK$341,903,000 (2008: HK$123,477,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate Exposure

The majority of the Group's business operations are in mainland China and Hong Kong. During the year, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US Dollars, since the majority of the Group's sales and purchases are mainly made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2009, there were forward foreign exchange contracts of US$30,000,000 (equivalent to HK$234,000,000) (2008: US$3,387,000 (equivalent to HK$26,419,000)) entered into by the Group to hedge against foreign currency loans. In addition, as at 31 December 2009, there were forward foreign exchange contracts of US$23,000,000 (equivalent to HK$179,400,000) (2008: HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate)) entered into by the Group to hedge against the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2009, the Group had a total of 1,093 full-time employees, a decrease of 79 from the end of 2008. 80 of the employees were based in Hong Kong and 1,013 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2009, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted a share option scheme to encourage excellent participants to continue their contribution to the Group.

CONSOLIDATED FINANCIAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2009

The Board announces the consolidated results of the Group for the year ended 31 December 2009, which have been reviewed by the Company's Audit Committee.

Consolidated Income Statement
For the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	Note	*2009* $'000	*2008* $'000
Turnover	3	**2,352,103**	2,979,868
Cost of sales		**(2,064,929)**	(2,719,907)
Gross profit		**287,174**	259,961
Other revenue	4	**53,141**	13,490
Other net income	5	**6,881**	30,581
Distribution costs		**(52,160)**	(56,530)
Administrative expenses		**(71,636)**	(76,413)
Other operating expenses		**(1,949)**	(3,802)
Profit from operations		**221,451**	167,287
Valuation gains / (losses) on investment properties	10(b)	**16,118**	(19,429)
Finance costs	6(a)	**(6,784)**	(24,905)
Share of profits less losses of associates		**12,899**	16,528
Profit before taxation	6	**243,684**	139,481
Income tax	7	**(40,259)**	(18,999)
Profit for the year		**203,425**	120,482
Attributable to:			
Equity shareholders of the Company		**180,724**	100,646
Minority interests		**22,701**	19,836
Profit for the year		**203,425**	120,482
Dividends payable to equity shareholders of the Company attributable to the year:	8(a)		
Interim dividend declared during the year		**13,586**	18,112
Final dividend proposed after the balance sheet date		**27,172**	13,584
		40,758	31,696
Earnings per share	9		
Basic		**20.0 cents**	11.1 cents
Diluted		**19.9 cents**	11.1 cents

Consolidated Balance Sheet
At 31 December 2009
(Expressed in Hong Kong dollars)

	Note	*2009* $'000	*2008* $'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**282,420**	262,388
- Other property, plant and equipment		**864,613**	919,846
- Interests in leasehold land held for own use under operating leases		**110,655**	107,380
	10	**1,257,688**	1,289,614
Interest in associate		**196,772**	201,973
Deferred tax assets		**-**	9,426
		1,454,460	1,501,013
Current assets			
Trading securities		**-**	2,259
Inventories	11	**200,418**	401,092
Trade and other receivables, deposits and prepayments	12	**506,556**	346,489
Current taxation recoverable		**415**	151
Cash and cash equivalents	13	**380,961**	428,009
		1,088,350	1,178,000
Non-current asset classified as held for sale		**-**	3,833
		1,088,350	1,181,833
Current liabilities			
Trade and other payables	14	**280,309**	481,036
Bank loans	15(a)	**230,940**	184,521
Loan from immediate holding company	15(b)	**-**	10,000
Loan from a minority shareholder	15(c)	**-**	2,940
Loans from a related company	15(d)	**79,560**	-
Current taxation payable		**40,946**	23,933
		631,755	702,430
Net current assets		**456,595**	479,403
Total assets less current liabilities		**1,911,055**	1,980,416
Non-current liabilities			
Bank loans	15(a)	**160,000**	405,043
Deferred tax liabilities		**26,546**	25,179
		186,546	430,222
Net assets		**1,724,509**	1,550,194
Capital and reserves			
Share capital		**452,862**	452,802
Reserves		**1,139,913**	982,135
Amounts recognised directly in equity relating to non-current asset held for sale		**-**	2,476
Total equity attributable to equity shareholders of the Company		**1,592,775**	1,437,413
Minority interests		**131,734**	112,781
Total equity		**1,724,509**	1,550,194

Notes to the consolidated financial information

(Expressed in Hong Kong dollars)

1. Basis of preparation

The financial information set out in this report does not constitute the Group's statutory financial statements for the year ended 31 December 2009, but is derived from these financial statements.

The Group's consolidated financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This financial report has been prepared on a basis consistent with the accounting policies and methods adopted in the 2008 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2009 annual financial statements. Details of these changes in accounting policies are set out in note 2.

2. Changes in accounting policies

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following of these developments are relevant to the Group's financial report:

- HKFRS 8, Operating segments
- HKAS 1 (revised 2007), Presentation of financial statements
- Amendments to HKFRS 7, Financial instruments: Disclosures - improving disclosures about financial instruments
- Improvements to HKFRSs (2008)
- Amendments to HKAS 27, Consolidated and separate financial statements - cost of an investment in a subsidiary, jointly controlled entity or associate
- HKAS 23 (revised 2007), Borrowing costs
- Amendments to HKFRS 2, Share-based payment - vesting conditions and cancellations

The amendments to HKAS 23 and HKFRS 2 have had no material impact on the Group's financial report as the amendments are consistent with policies already adopted by the Group. The impact of the remainder of these developments is as follows:

2. Changes in accounting policies (Continued)

- HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related products and services and on geographical areas. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management (see note 3). Corresponding amounts have been presented on a basis consistent with the revised segment information.

- As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expenses are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

- As a result of the adoption of the amendments to HKFRS 7, the financial statements include expanded disclosures about the fair value measurement of the Group's financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data.

- The "Improvements to HKFRS (2008)" comprise a number of minor and non-urgent amendments to a range of HKFRSs which the HKICPA has issued as an omnibus batch of amendments. Of these, the following amendment has resulted in changes to the Group's accounting policies:

  - As a result of amendments to HKAS 40, Investment property, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss, consistent with the policy adopted for all other investment properties carried at fair value. Previously such property was carried at cost until the construction was completed, at which time it was fair valued with any gain or loss being recognised in profit or loss. As the Group does not currently have any investment property under construction, this change in policy has no impact on net assets or profit or loss for any of the periods presented.

2. Changes in accounting policies (Continued)

- The amendments to HKAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009, all dividends receivable from subsidiaries and associates, whether out of pre- or post-acquisition profits, will be recognised in the Company's profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions for the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3. Turnover and segment reporting

The Group manages its businesses by divisions, which are organised by products and services. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following three reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.
- Fresh and live foodstuffs : this segment distributes, purchases and sells fresh and live foodstuffs.
- Property leasing : this segment leases office and industrial premises to generate rental income.

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in this financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

- Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.
- Segment assets include all tangible, intangible assets and current assets with the exception of interest in associate, trading securities and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and borrowings managed directly by the segments.

3. Turnover and segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the year is set out below.

	Tinplating		*Fresh and live foodstuffs*		*Property leasing*		*Total*	
	2009	*2008*	***2009***	*2008*	***2009***	*2008*	***2009***	*2008*
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Revenue from external customers	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,342	**2,352,103**	2,979,868
Inter-segment revenue	**-**	-	**-**	-	**-**	186	**-**	186
Reportable segment revenue	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,528	**2,352,103**	2,980,054
Reportable segment profit	**153,699**	67,762	**62,440**	76,808	**17,641**	14,509	**233,780**	159,079
Reportable segment assets	**1,925,397**	2,061,970	**95,070**	103,217	**302,291**	285,182	**2,322,758**	2,450,369
Reportable segment liabilities	**715,402**	1,014,383	**30,328**	31,158	**31,077**	32,158	**776,807**	1,077,699
Depreciation and amortisation for the year	**86,269**	79,038	**373**	367	**1,995**	1,943	**88,637**	81,348
Interest income	**5,800**	6,703	**9**	224	**-**	48	**5,809**	6,975
Write-down of inventories	**5,500**	50,041	**4**	16	**-**	-	**5,504**	50,057
Additions to non-current segment assets during the year	**34,726**	92,079	**458**	372	**4,214**	7,869	**39,398**	100,320

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	2009	*2008*
	$'000	$'000
Profit		
Reportable segment profit derived from the Group's external customers	**233,780**	159,079
Unallocated head office and corporate income and expenses	**(12,329)**	8,208
Valuation gains / (losses) on investment properties	**16,118**	(19,429)
Finance costs	**(6,784)**	(24,905)
Share of profits less losses of associates	**12,899**	16,528
Consolidated profit before taxation	**243,684**	139,481

3. Turnover and segment reporting (Continued)

(b) Reconciliations of reportable segment profit or loss, assets and liabilities (Continued)

	2009	*2008*
	$'000	$'000
Assets		
Reportable segment assets	**2,322,758**	2,450,369
Interest in associate	**196,772**	201,973
Trading securities	**-**	2,259
Non-current asset classified as held for sale	**-**	3,833
Unallocated head office and corporate assets	**23,280**	24,412
Consolidated total assets	**2,542,810**	2,682,846
Liabilities		
Reportable segment liabilities	**776,807**	1,077,699
Loan from immediate holding company	**-**	10,000
Unallocated head office and corporate liabilities	**41,494**	44,953
Consolidated total liabilities	**818,301**	1,132,652

(c) Geographic information

The following table sets out information about the geographical location of (i) the Group's revenue from external customers and (ii) the Group's fixed assets and interest in associate ("specified non-current assets"). The geographical location of customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of fixed assets, and the location of operations, in the case of interest in associate.

	Revenue from external customers		***Specified non-current assets***	
	2009	*2008*	***2009***	*2008*
	$'000	$'000	**$'000**	$'000
Hong Kong (place of domicile)	**238,092**	278,292	**97,379**	87,465
Mainland China	**1,406,241**	1,765,844	**1,357,081**	1,404,122
Asian countries (excluding Mainland China and Hong Kong)	**549,569**	827,309	**-**	-
Other countries	**158,201**	108,423	**-**	-
	2,114,011	2,701,576	**1,357,081**	1,404,122
	2,352,103	2,979,868	**1,454,460**	1,491,587

4. Other revenue

	2009	*2008*
	$'000	$'000
Sales of scrap materials	**5,092**	3,720
Interest income	**5,809**	6,984
Dividends from listed securities	**56**	353
Subsidies received (note)	**37,564**	-
Others	**4,620**	2,433
	53,141	13,490

Note: The amounts mainly represent subsidies granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the PRC for its continuous contribution to the development of the metal-plating industry.

5. Other net income

	2009	*2008*
	$'000	$'000
Net loss on disposal of fixed assets	**(453)**	(656)
Net realised and unrealised gain/(loss) on trading securities	**1,659**	(4,140)
Gain on disposal of an associate	**1,061**	-
Gain on deregistration of a subsidiary	**829**	-
Net gain/(loss) on forward foreign exchange contracts	**2,373**	(1,833)
Net realised and unrealised exchange gain	**1,412**	37,210
	6,881	30,581

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Note	*2009* **$'000**	*2008* $'000
(a)	Finance costs:			
	Interest on bank advances and other borrowings repayable within 5 years		**6,201**	25,242
	Interest on loan from immediate holding company		**80**	644
	Interest on loans from a related company		**503**	-
			6,784	25,886
	Less : Interest expenses capitalised into construction in progress	(i)	**-**	(981)
			6,784	24,905
(b)	Staff costs:			
	Net contributions paid to defined contribution retirement plans		**5,742**	5,757
	Equity-settled share-based payment expenses		**669**	4
	Salaries, wages and other benefits		**82,681**	87,091
			89,092	92,852
(c)	Other items:			
	Cost of inventories sold	(ii)	**2,047,761**	2,703,765
	Auditors' remuneration		**3,517**	3,671
	Depreciation		**85,885**	78,724
	Amortisation of land lease premium		**2,943**	2,847
	Impairment losses on interest in associate		**-**	1,087
	Impairment losses on trade receivables		**256**	23
	Write-down of inventories		**5,504**	50,057
	Operating lease charges in respect of property rentals		**4,140**	3,229
	Rentals receivable from investment properties less direct outgoings of $2,533,000 (2008: $2,888,000)		**(24,274)**	(22,454)

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) Cost of inventories sold includes $117,027,000 (2008: $155,512,000) relating to the write-down of inventories, staff costs and depreciation, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

	2009	*2008*
	$'000	$'000
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 16.5% (2008: 16.5%) on the estimated assessable profits for the year	**9,759**	6,218
Under/(over)-provision in respect of prior years	**2,023**	(25)
	11,782	6,193
Current tax – the PRC		
Tax for the year	**17,718**	20,342
Deferred tax		
Origination and reversal of temporary differences	**10,759**	(7,536)
	40,259	18,999

Notes:

(i) The provision for Hong Kong Profits Tax for 2009 is calculated by applying the estimated annual effective tax rate of 16.5% (2008: 16.5%) to estimated assessable profits for the year ended 31 December 2009. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following notes.

(iii) A subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), is subject to Enterprise Income Tax at the standard rate of 25%. However, it may be eligible for a reduction in tax rate if it fulfils certain criteria set out in the New Tax Law and certain other applicable regulations. It is currently uncertain as to how the fulfilment of these criteria is to be assessed and the tax authorities have not confirmed the application of the reduced tax rate for the years ended 31 December 2008 and 2009. In view of the above factors, Zhongyue Tinplate has adopted the standard tax rate of 25% for tax provision purposes for both years. Any over-provision for income tax expense will be accounted for in the future when the tax position of Zhongyue Tinplate has been confirmed.

7. Income tax in the consolidated income statement (Continued)

Taxation in the consolidated income statement represents : (Continued)

Notes: (Continued)

(iv) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of this financial report. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for the current and prior years.

(v) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

As the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current and prior years will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries has been made as at 31 December 2009 and 31 December 2008.

8. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2009	*2008*
	$'000	$'000
Interim dividend declared and paid of 1.5 cents per ordinary share (2008: 2.0 cents per ordinary share)	**13,586**	18,112
Final dividend proposed after the balance sheet date of 3.0 cents per ordinary share (2008: 1.5 cents per ordinary share)	**27,172**	13,584
	40,758	31,696

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8. Dividends (Continued)

(b) ***Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:***

	2009 **$'000**	*2008* $'000
Final dividend in respect of the previous financial year, approved and paid during the year of 1.5 cents per ordinary share (2008: 2.0 cents per ordinary share)	**13,584**	18,112

9. Earnings per share

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $180,724,000 (2008: $100,646,000) and the weighted average of 905,635,000 (2008: 905,603,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2009 **'000**	*2008* '000
Issued ordinary shares at 1 January	**905,603**	905,603
Effect of share options exercised	**32**	-
Weighted average number of ordinary shares	**905,635**	905,603

(b) ***Diluted earnings per share***

The calculation of diluted earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of $180,724,000 and the weighted average number of ordinary shares of 907,642,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2009 **'000**	*2008* '000
Weighted average number of ordinary shares used in basic earnings per share calculation	**905,635**	905,603
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration	**2,007**	-
Weighted average number of ordinary shares (diluted)	**907,642**	905,603

The diluted earnings per share for the year ended 31 December 2008 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

10. Fixed Assets

(a) Acquisitions

During the year, the Group acquired items of property, plant and equipment with a cost of $39,440,000 (2008: $100,333,000).

(b) Investment properties

Investment properties of the Group and the Company situated in Hong Kong with an aggregate value of $95,885,000 (2008: $85,911,000) were revalued at 31 December 2009 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $186,535,000 (2008: $176,477,000) were revalued at 31 December 2009 by independent firms of surveyors registered in the PRC, 廣東財興資產評估土地房產估價有限公司 or 秦皇島正揚資產評估事務所, on an open market value basis.

Investment properties in Hong Kong are pledged to secure the bank loans of $160,000,000 (note 15(a)(iii)).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	2009	2008
	$'000	$'000
Raw materials, spare parts and consumables	**104,405**	167,867
Work in progress	**14,980**	21,615
Finished goods	**81,033**	211,610
	200,418	401,092

12. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts) with the following ageing analysis:

	2009	2008
	$'000	$'000
Current	**381,291**	272,297
Less than 1 month past due	**799**	277
1 to 3 months past due	**1,557**	261
More than 3 months but less than 12 months past due	**827**	2,081
Amounts past due	**3,183**	2,619
	384,474	274,916

12. Trade and other receivables, deposits and prepayments (Continued)

In respect of trade and bills receivables relating to the tinplating business, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing business, rental is collected 1 month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	2009	*2008*
	$'000	$'000
Deposits with banks	**237,578**	149,273
Cash at bank and in hand	**143,383**	278,736
Cash and cash equivalents in the consolidated balance sheet	**380,961**	428,009
Pledged bank balances	**(246,018)**	(37,566)
	134,943	390,443

14. Trade and other payables

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	2009	*2008*
	$'000	$'000
Due within 1 month or on demand	**108,475**	263,303
Due after 1 month but within 3 months	**-**	58,525
	108,475	321,828

15. Borrowings

		Note	*2009* **$'000**	*2008* $'000
(a)	Bank loans			
	- unsecured	(i)	**-**	85,043
	- secured by bank deposits	(ii)	**230,940**	24,521
	- secured by investment properties	(iii)	**160,000**	480,000
			390,940	589,564

At 31 December 2009, the bank loans were repayable as follows:

	2009 **$'000**	*2008* $'000
Within 1 year or on demand	**230,940**	184,521
After 1 year but within 2 years	**160,000**	245,043
After 2 years but within 5 years	**-**	160,000
	160,000	405,043
	390,940	589,564

Notes:

(i) The unsecured bank loans as at 31 December 2008 were granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group and guaranteed by Zhongyue Tinplate, a subsidiary of the Group. As at 31 December 2008, the minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.

(ii) The loans are secured by bank deposits of $233,035,000 (2008: $24,515,000).

(iii) The loans are guaranteed by the Company which also pledged the investment properties situated in Hong Kong with carrying value of $95,885,000 (2008: $85,911,000) as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company of the Company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 31 December 2009, none of the covenants relating to the bank loans had been breached.

15. Borrowings (Continued)

(a) Bank loans (Continued)

Notes: (Continued)

(iv) At the balance sheet date, the directors do not consider it probable that a claim will be made against the Company under the corporate guarantee issued in respect of bank loans obtained by a subsidiary as disclosed in note (iii) above. The maximum liability of the Company at the balance sheet date under the guarantee issued amounted to $160,000,000 (2008: $480,000,000). The Company has not recognised any deferred income in respect of the guarantee as the fair value of such guarantee cannot be reliably measured and the transaction price was nil.

	2009	*2008*
	$'000	$'000
(b) Loan from immediate holding company	**-**	10,000

As at 31 December 2008, the loan was unsecured and interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum. The loan was repaid in June 2009.

	2009	*2008*
	$'000	$'000
(c) Loan from a minority shareholder	**-**	2,940

As at 31 December 2008, the loan was provided by a minority shareholder to a non-wholly owned subsidiary of the Group. It was unsecured and interest-free. The loan was repaid in February 2009. As at 31 December 2008, the Group also provided a loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

	2009	*2008*
	$'000	$'000
(d) Loans from a related company	**79,560**	-

The loans were provided to a non-wholly owned subsidiary of the Group by a company related to the minority shareholder of this non-wholly owned subsidiary. The loans are unsecured, interest-bearing at 3-month London Interbank Offered Rate ("LIBOR") + 2% and repayable on 7 September 2010 and 14 October 2010. The Group also provided loans of $154,440,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding therein.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Dividend

The Directors resolved to make the payment of an interim dividend of HK 1.5 cents per share (2008 : HK 2.0 cents) and recommend the payment of a final dividend of HK 3.0 cents per share (2008 : HK 1.5 cents) for the year ended 31 December 2009. The proposed final dividend, if approved at the 2010 Annual General Meeting of the Company, is expected to be paid on Monday, 28 June 2010 to the shareholders whose names appear on the register of members of the Company on Friday, 28 May 2010.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 26 May 2010 to Friday, 28 May 2010, both days inclusive. During the period, no transfer of shares will be registered.

In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 25 May 2010.

Corporate Governance Practices

In the opinion of the Directors, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") throughout the year ended 31 December 2009.

Review of Annual Results

The annual results of the Group for the year ended 31 December 2009 have been reviewed by the Company's Audit Committee.

Purchase, Sale and Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 26 March 2010

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the register of members of Guangnan (Holdings) Limited (the "Company") will be closed from Wednesday, 26 May 2010 to Friday, 28 May 2010 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the proposed 2009 final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 25 May 2010. The proposed final dividend, if approved at the 2010 Annual General Meeting of the Company, is expected to be paid on Monday, 28 June 2010 to the shareholders whose names appear on the register of members of the Company on Friday, 28 May 2010.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 26 March 2010

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in ***The Standard****."*



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

APPOINTMENT OF EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the appointment of Mr. LI Li as an Executive Director and the Deputy Chairman of the Company with effect from 12 April 2010.

Mr. LI Li, aged 54, graduated from the Sun Yat-Sen University, the PRC and the South China Normal University, the PRC. From May 2000 to July 2002, Mr. LI served as the Executive Vice Chairman of the Company. He was also an Executive Director and the Deputy Chairman of the Company from January 2008 to June 2009. He had also acted as the chairman of certain subsidiaries of the Company. Between 1986 and 1998, Mr. LI worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee"). He was a deputy director of the Economic and Trade Administration Office of the Committee in 1995. Since September 1998, Mr. LI has acted as the general manager of Nam Yue Food Stuff & Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market") and then became the chairman of both companies since June 2001. Mr. LI was also the chairman of Nam Yue Luen Fung Trading Company Limited ("Luen Fung Trading") since November 2004. On 16 March 2010, Mr. LI ceased to act as the chairman of Nam Yue Food, Macau Wholesale Market and Luen Fung Trading. The said three companies were incorporated in Macau Special Administrative Region of the PRC.

Other than as stated above, Mr. LI is not related to any Directors, senior management, substantial or controlling shareholders of the Company, and has not held any directorship in any other listed company in the last three years.

As at the date of this announcement, Mr. LI was interested in 1,417,000 ordinary shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Other than the above, Mr. LI does not have any interest in shares and/or underlying shares of the Company or its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no service contract between the Company but he will hold office until the first general meeting of the Company after his appointment and will be eligible for re-election in accordance with the Articles of Association of the Company. Mr. LI will be entitled to a total remuneration which comprises a fixed annual remuneration of HK$591,500 and a discretionary bonus pegged to performance. Such emoluments are determined by reference to his job responsibilities and the prevailing market conditions and the Company's operating performance and profitability.

Saved as described below, there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. LI was one of its directors or within 12 months after his ceasing to act as one of its directors.

As described in this announcement, since September 1998, Mr. LI has acted as the general manager of Nam Yue Food and Macau Wholesale Market. In December 1998, the Government of Guangdong Province initiated a debt restructuring for (among others) Nam Yue (Group) Co., Limited and its then subsidiaries (including Nam Yue Food and Macau Wholesale Market) ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue Group formally entered into (among others) a debt restructuring agreement and pursuant to which the creditors of Nam Yue Group agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market were indirectly wholly-owned by the Government of Guangdong Province. Upon the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market became indirect wholly-owned subsidiaries of GDH Limited ("GDH"). GDH is the controlling shareholder of the Company. Currently, Nam Yue Group is not a subsidiary of GDH due to the restructuring of Nam Yue Group in 2009.

Save as disclosed above, in relation to the appointment of Mr. LI as an Executive Director and the Deputy Chairman of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its warm welcome to Mr. LI for joining the Board.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 12 April 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an annual general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 28 May 2010 at 11:30 a.m. for the following purposes:

As Ordinary Business:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2009.

2. To declare a final dividend for the year ended 31 December 2009.

3. To re-elect retiring Directors and authorize the Board of Directors to fix the remuneration of Directors.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass with or without amendments, the following as ordinary resolutions:

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to the other provisions of this resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as defined in paragraph (d) of this resolution) of all the powers of the Company to allot, issue and deal with ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Ordinary Shares or securities convertible into Ordinary Shares, and to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors and shall authorize the Directors during the Relevant Period to make and/or grant offers, agreements, options or warrants which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of the Ordinary Shares allotted, issued or dealt with, or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval given under paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this resolution), (ii) the exercise of the subscription or conversion rights attaching to any warrants, preference shares, convertible bonds or other securities issued by the Company which are convertible into Ordinary Shares, (iii) the exercise of options granted by the Company under any option scheme or similar arrangement for the time being adopted for the grant to Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible person (if any) of rights to acquire Ordinary Shares, or (iv) any scrip dividend or similar arrangement providing for the allotment of Ordinary Shares in lieu of the whole or part of a dividend on the Ordinary Shares in accordance with the articles of association of the Company (the "Articles of Association"), shall not exceed 20 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting;

and,

"Rights Issue" means an offer of Ordinary Shares open for a period fixed by the Company (or by the Directors) to holders of Ordinary Shares on the register of members (Ordinary Shares) of the Company on a fixed record date in proportion to their then holdings of such Ordinary Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any authorized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. **"THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase ordinary shares of HK$0.50 each in the capital of the Company (the "Ordinary Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and authorized by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the Ordinary Shares which the Company is authorized to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Ordinary Shares in issue as at the date of the passing of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. "**THAT** conditional upon the passing of resolutions no. 5 and no. 6 set out in the notice convening the annual general meeting, the aggregate nominal amount of the number of ordinary shares of HK$0.50 each in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in the said resolution no. 6 shall be added to the aggregate nominal amount of share capital that may be allotted, issued or dealt with or agreed conditionally or unconditionally to be allotted, issued or dealt with by the Directors pursuant to the approval in the said resolution no. 5."

By order of the Board
LO Wing Suet
Company Secretary

Hong Kong, 19 April 2010

Registered office:
22nd Floor
Tesbury Centre
24-32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and vote in his place and such proxy need not be a shareholder of the Company.

(ii) To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of members in respect of the joint holding.

(iv) The register of members of the Company will be closed from Wednesday, 26 May 2010 to Friday, 28 May 2010, both days inclusive, during such period no transfer of shares will be registered.

(v) In order to qualify for the proposed final dividend for 2009, all transfer documents accompanied by the relevant share certificates must be lodged at the office of the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 25 May 2010.

(vi) In relation to resolution no. 5, approval is being sought from shareholders of the Company for a general mandate to authorize the issue of Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Ordinary Shares pursuant to the general mandate so given.

(vii) In relation to resolution no. 6, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Ordinary Shares in circumstances which they deem appropriate for the benefit of the shareholders of the Company. The Explanatory Statement containing the information necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Ordinary Shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited is set out in the Appendix I to the circular to be despatched to the shareholders on Monday, 19 April 2010.

(viii) In relation to resolution no. 7, approval is being sought from shareholders of the Company to extend the general mandate to authorize the issue of Ordinary Shares by adding the repurchased Ordinary Shares to the 20 per cent. general mandate to issue Ordinary Shares.

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Form of proxy for the Annual General Meeting to be held on Friday, 28 May 2010 at 11:30 a.m.

I/We[(Note 1)] ______________________________

of ______________________________

being the registered holder(s) of ______________ ordinary shares[(Note 2)] of HK$0.50 each (the "Ordinary Shares") in the capital of **GUANGNAN (HOLDINGS) LIMITED** (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING**[(Note 3)]

or, failing him, ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (the "Meeting") (and at any adjournment thereof) of the Company to be held at at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Friday, 28 May 2010 at 11:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below [(Note 4)], or if no such indication is given, as my/ our proxy thinks fit.

	RESOLUTIONS	FOR[(Note 4)]	AGAINST[(Note 4)]
1.	To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2009.		
2.	To declare a Final Dividend for the year ended 31 December 2009.		
3.	(i) To re-elect Mr. Li Li as a Director.	(i)	(i)
	(ii) To re-elect Mr. Sung Hem Kuen as a Director.	(ii)	(ii)
	(iii) To re-elect Ms. Hou Zhoubing as a Director.	(iii)	(iii)
	(iv) To re-elect Ms. Tam Wai Chu, Maria as a Director.	(iv)	(iv)
	(v) To authorize the Board to fix the remuneration of Directors.	(v)	(v)
4.	To re-appoint Auditors and authorize the Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to issue shares in the Company.		
6.	To grant a general mandate to the Directors to repurchase shares in the Company.		
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.		

Dated this ____________ day ____________ of 2010. Signature(s)[(Note 5)] ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words **"THE CHAIRMAN OF THE MEETING"** and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST"**. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion or abstain from voting. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.
6. In the case of joint holders of any Ordinary Shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be lodged at the Company's share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

POLL RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 28 MAY 2010

At the annual general meeting of Guangnan (Holdings) Limited (the "Company") held on 28 May 2010 (the "AGM"), all the proposed resolutions as set out in the notice of AGM dated 19 April 2010 (the "Notice") were voted by the shareholders of the Company (the "Shareholders") by way of poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

	Ordinary Resolutions	**No. of Votes (Approx. %)**	
		For	**Against**
1.	To receive and consider the audited Consolidated Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2009.	557,957,468 (100%)	0 (0%)
2.	To declare a final dividend for the year ended 31 December 2009.	557,957,468 (100%)	0 (0%)
3.	(i) To re-elect Mr. Li Li as a Director.	557,953,468 (100%)	0 (0%)
	(ii) To re-elect Mr. Sung Hem Kuen as a Director.	554,265,868 (99.338%)	3,691,600 (0.662%)
	(iii) To re-elect Ms. Hou Zhuobing as a Director.	556,675,468 (99.770%)	1,282,000 (0.230%)
	(iv) To re-elect Ms. Tam Wai Chu, Maria as a Director.	556,679,468 (99.771%)	1,278,000 (0.229%)
	(v) To authorize the Board to fix the remuneration of Directors.	557,953,468 (100%)	0 (0%)
4.	To re-appoint Auditors and authorize the Directors to fix their remuneration.	557,953,468 (99.999%)	4,000 (0.001%)

5.	To grant a general mandate to the Directors to issue shares in the Company.	541,729,868 (97.092%)	16,227,600 (2.908%)
6.	To grant a general mandate to the Directors to repurchase shares in the Company.	557,957,468 (100%)	0 (0%)
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.	541,729,868 (97.092%)	16,227,600 (2.908%)

As more than 50% of the votes were cast in favour of each of the above resolutions 1 to 7, all such resolutions were duly passed as ordinary resolutions.

As at the date of the AGM, the number of issued shares of the Company was 905,923,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any Shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 28 May 2010

As at the date of this announcement, the Board of Directors of the Company comprises four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu, and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

ANNOUNCEMENT

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules. The board of directors of the Company announces that ZIML (a wholly-owned subsidiary of the Company) has obtained a term loan facility in the principal amount of up to HK$160,000,000. The Loan Agreement contains provisions which require GDH to maintain a minimum shareholding in, as well as an effective management control over, the Company.

This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors of Guangnan (Holdings) Limited (the "Company", together with its subsidiaries shall be referred to as the "Group") announces that on 14 June 2010, Zhongyue Industry Material Limited ("ZIML", a wholly-owned subsidiary of the Company) entered into a facility agreement (the "Loan Agreement") for a term loan facility in the principal amount of up to HK$160,000,000; the lender for such loan facility is The Hongkong and Shanghai Banking Corporation Limited (the "Lender"). The loan facility is granted to ZIML for the purpose of financing its general corporate financing requirements. Under the Loan Agreement, the Company has agreed to guarantee in respect of the repayment obligation of ZIML. The loan facility is available for drawdown for a 3-month period and the loan(s) made under the Loan Agreement shall be repaid within 24 months from the date of the Loan Agreement.

It is provided in the Loan Agreement that if GDH Limited ("GDH") ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, the Lender shall, by not less than 15 days' prior notice to ZIML, declare that all outstanding loan(s) under the Loan Agreement and all accrued interest and other amounts thereunder will become immediately due and payable. At the date of this announcement, GDH is the controlling shareholder of the Company and it holds approximately 59.30% of the existing issued share capital of the Company.

The Company shall continue to make relevant disclosure in the subsequent interim and annual reports of the Company pursuant to Rule 13.21 of the Listing Rules for as long as circumstances giving rise to the obligation under Rule 13.18 of the Listing Rules continue to exist.

By Order of the Board
LIANG Jiang
Chairman

Hong Kong, 14 June 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board of directors (the "**Board**") of Guangnan (Holdings) Limited (the "**Company**") announces that on 5 July 2010, the Company has granted 15,210,000 share options (the "**Options**") to certain eligible persons (the "**Grantees**") to subscribe for a total of 15,210,000 ordinary shares of HK$0.50 each (the "**Shares**") of the Company under the share option scheme of the Company adopted on 29 December 2008. Details of the grant of the Options are set out as follows:

Date of grant	:	5 July 2010
Exercise price of Options granted	:	HK$1.45 per Share
Number of Options granted	:	15,210,000 Options (each Option shall entitle the holder thereof to subscribe for one Share)
Closing market price of the Shares on the date of grant	:	HK$1.45 per Share
Validity period of the Options granted	:	5.5 years from the date of grant (the "Option Period") The Options granted shall be exercisable during the Option Period after they have become vested in accordance with the following normal vesting scale:- (a) The first tranche (40% of the Options) shall be exercisable from 5 July 2012 to 4 January 2016; (b) The second tranche (30% of the Options) shall be exercisable from 5 July 2013 to 4 January 2016;

(c) The third tranche (10% of the Options shall be exercisable from 5 July 2014 to 4 January 2016;

(d) The remaining 20% of the Options) shall be exercisable from 5 July 2015 to 4 January 2016;

Vesting / Performance conditions : The vesting of the Options is subject to the achievement of such performance targets as determined by the Board upon grant and stated in the offer of grant.

Among the Options granted above, 9,590,000 Options were granted to the directors of the Company (the "**Directors**"), details of which are as follows:

Grantees	Positions	Number of Options granted
Liang Jiang	Executive Director and Chairman	3,100,000
Li Li	Executive Director and Deputy Chairman	1,090,000
Tan Yunbiao	Executive Director and General Manager	2,100,000
Sung Hem Kuen	Executive Director and Chief Financial Officer	1,860,000
Hou Zhuobing	Non-Executive Director	1,440,000
		9,590,000

The grant of Options to the above Directors has been approved by the Independent Non-Executive Directors of the Company. Save as disclosed herein, none of the Grantees is a director, chief executive or substantial shareholder of the Company, nor an associate (as defined in the Listing Rules) of any of them.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 5 July 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

POSITIVE PROFIT ALERT

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

The Board wishes to inform the shareholders of the Company and potential investors that the consolidated profit attributable to shareholders of the Company for the six months ended 30 June 2010 is expected to record a substantial increase as compared with that for the corresponding period in 2009.

The information contained in this announcement is only based on the preliminary review of the management accounts of the Group for the six months ended 30 June 2010, which have not been reviewed by the Company's auditors.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by Guangnan (Holdings) Limited (the "Company", together with its subsidiaries shall be referred to as the "Group") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors (the "Board") of the Company wishes to inform the shareholders of the Company and potential investors that, based on the preliminary review of the management accounts of the Group for the six months ended 30 June 2010, the consolidated profit attributable to shareholders of the Company for the six months ended 30 June 2010 is expected to record a substantial increase as compared with that for the corresponding period in 2009, primarily attributable to the following factors:

(i) Following the rebound in prices of iron and steel in 2009, the purchase price of raw materials and selling price of tinplate products continued to increase in 2010. Together with the enhancement in the quality of blackplates and the value added to the products of our blackplate manufacturing plant in Zhongshan, and the increase in sales volume of our tinplating plant in Qinhuangdao, the gross profit margin of the Group's tinplate products improves. In June 2010, the market prices of raw materials, hot rolled steel, and tinplates products decreased. It is expected that prices of iron and steel will remain volatile in the second half of the year.

(ii) As the price of products of the Group's associate increases significantly as compared with the corresponding period in 2009, the Group is expected to record a substantial share of profit of associate, while there was a share of loss of associates recorded in the corresponding period in 2009.

The information contained in this announcement is only based on the preliminary review of the management accounts of the Group for the six months ended 30 June 2010, which have not been reviewed by the Company's auditors. As at the date of this announcement, the Group's consolidated results for the six months ended 30 June 2010 have not yet been finalized, and are subject to necessary adjustments if required. Further details of the Group's financial information will be disclosed as and when the interim results of the Group for the six months ended 30 June 2010 are announced.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 23 July 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 27 August 2010 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2010 and consider the payment of an interim dividend, if applicable.

By order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 13 August 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CHANGE OF NON-EXECUTIVE DIRECTORS

The Board announces that with effect from 10 September 2010, Ms. HOU Zhuobing will resign as a Non-Executive Director of the Company and Ms. LIANG Jianqin will be appointed as a Non-Executive Director of the Company.

Resignation of Non-Executive Director

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Ms. HOU Zhuobing has tendered her resignation as a Non-Executive Director of the Company with effect from 10 September 2010 as she would like to devote more time on her personal businesses.

Ms. HOU Zhuobing confirmed that she has no disagreement with the Board and there is no matter in respect of her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Ms. HOU for her contribution made to the Company throughout her term of services.

Appointment of Non-Executive Director

The Board also announces that Ms. LIANG Jianqin will be appointed as a Non-Executive Director of the Company with effect from 10 September 2010.

Ms. LIANG Jianqin, aged 45, graduated from the department of accountancy of Jinan University and holds a Master's degree in Economics. Ms. LIANG was a Non-Executive Director of the Company from July 2002 to August 2006. She is a fellow member of The Association of Chartered Certified Accountants, a fellow member of Hong Kong Institute of Certified Public Accounts and a member of The Chinese Institute of Certified Public Accountants. She possesses extensive experience in financial management, external and internal audit as well as business management. Ms. LIANG worked for Ernst and Young from 1995 to 1997 and Guangdong Investment Limited ("GDI") from 1997 to 2002 and was the general manager of the finance department of GDH Limited, the controlling shareholder of the Company, from 2002 to 2006. Ms. LIANG is currently an executive director and chief financial officer of Kingway Brewery Holdings Limited ("Kingway Brewery") and will be re-designated as a non-executive director of Kingway Brewery with effect from 1 September 2010. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Other than as stated above, Ms. LIANG is not related to any Directors, senior management, substantial or controlling shareholders of the Company, and has not held any directorship in any other listed company in the last three years.

As at the date of this announcement, Ms. LIANG was interested in 100,000 ordinary shares in GDI and 56,222 ordinary shares in Kingway Brewery within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("SFO"). Other than the above, Ms. LIANG does not have any interest in shares and/or underlying shares of the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Ms. LIANG but Ms. LIANG will hold office until the first general meeting of the Company after her appointment and will be eligible for re-election in accordance with the Articles of Association (the "Articles") of the Company. In accordance with the Articles, Ms. LIANG is entitled to such director's fee as may be approved by the Board. Emoluments (if any) for Ms. LIANG will be determined by reference to her job responsibilities and the prevailing market conditions. Ms. LIANG will not receive any remuneration from the Company.

Save as disclosed above, in relation to the appointment of Ms. LIANG as a Non-Executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its warm welcome to Ms. LIANG for joining the Board.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 27 August 2010

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that the register of members of Guangnan (Holdings) Limited (the "Company") will be closed on Thursday, 7 October 2010 and Friday, 8 October 2010. During this period, no transfer of shares will be registered. In order to qualify for the interim dividend for the year 2010, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 6 October 2010. The interim dividend will be payable on Wednesday, 27 October 2010 to the shareholders whose names appear on the register of members of the Company on Friday, 8 October 2010.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Lo Wing Suet
Company Secretary

Hong Kong, 27 August 2010

As at the date of this announcement, the Board of Directors is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Please also refer to the published version of this announcement in The Standard.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	905,723,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8. 董事的姓名（中文）**
LIANG	JIANG	梁江
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	**簽發護照國家**	**9. 中文電碼**
P797058(0)	-	27333068
7. 董事的地址		**10. 日間聯絡電話號碼**
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

29	10	2009
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2） 有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	121	- 請選擇 -	201	100,000	HKD	1.060	1.060		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,530,000	0.50
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,630,000	0.51
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目 好倉	股份數目 淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限(dd/mm/yyyy) 開始	行使期限(dd/mm/yyyy) 結束	代價 - 如衍生權益由上市法團授予 授權價格	行使價格	轉讓價格	股份數目
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

30	10	2009
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.



GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2010

Unaudited financial highlights for the six months ended 30 June

	2010 **HK$'000**	2009 HK$'000	Changes
Turnover	**1,397,946**	1,122,679	+24.5%
Profit from operations	**166,721**	110,734	+50.6%
Profit attributable to shareholders	**136,128**	83,121	+63.8%
Earnings per share – Basic	**HK 15.03 cents**	HK 9.18 cents	+63.7%
Interim dividend per share	**HK 3.0 cents**	HK 1.5 cents	+100.0%

BUSINESS REVIEW, MANAGEMENT DISCUSSION AND ANALYSIS, PROSPECTS AND OTHER INFORMATION

RESULTS

For the first half of 2010, the unaudited consolidated profit attributable to shareholders was HK$136,128,000, representing an increase of 63.8% from HK$83,121,000 of the corresponding period last year. Basic earnings per share was HK 15.03 cents, an increase of 63.7% from HK 9.18 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors (the "Board") declares the payment of an interim dividend for the six months ended 30 June 2010 of HK 3.0 cents per share (six months ended 30 June 2009: HK 1.5 cents per share).

BUSINESS REVIEW

During the period under review, all business segments of the Group were improving while consolidating. The Group's consolidated turnover was HK$1,397,946,000, representing an increase of HK$275,267,000 or 24.5% from HK$1,122,679,000 of the corresponding period last year. Profit from operations was HK$166,721,000, representing an increase of HK$55,987,000 or 50.6% from HK$110,734,000 of the corresponding period last year. With the recovery in the prices of iron and steel during 2009, the purchase prices of raw materials and the selling prices of tinplate products continued to increase in 2010. Together with the improvement in the quality of blackplates and the value added to the products from the Group's blackplate manufacturing plant in Zhongshan, and the increase in sales volume of the tinplating plant in Qinhuangdao, all these factors contributed to the substantial increase in the gross profit margin of the Group's tinplate products. For the fresh and live foodstuffs business, both turnover and profit from operations grew as compared to the corresponding period last year as a result of the increase in the number of live pigs distributed and the volume of chilled foodstuffs sold. Through the devoted efforts of the management team and the premium quality sources of goods from the major suppliers, the Group actively contributed to maintaining the supply and a stable price for the market. During the period under review, the overall market share in the live pigs import market remained at above 40%. This provided a steady contribution to the earnings of the Group.

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally-renowned iron and steel enterprise. Currently, the annual production capacity of tinplate products and blackplates of the Group are 470,000 tonnes and 150,000 tonnes respectively, of which 220,000 tonnes of tinplate products and 150,000 tonnes of blackplates are from Zhongshan's capacity, whereas 250,000 tonnes of tinplate products are from Qinhuangdao's capacity.

Tinplating (Continued)

In the first half of 2010, the Group produced 156,817 tonnes of tinplate products, represented an increase of 26.0% as compared to the corresponding period last year. Among which, Zhongyue Tinplate and Zhongyue Posco produced 88,435 tonnes and 68,382 tonnes respectively. Besides, the blackplate manufacturing plant of Zhongyue Tinplate produced 65,520 tonnes of blackplates, an increase of 35.6% as compared to the corresponding period last year, providing a steady supply of raw materials (i.e. blackplates) for its production of tinplates. The Group's tinplating plants in the northern and southern China sold 151,429 tonnes of tinplate products, an increase of 12.3% as compared to the corresponding period last year, of which, Zhongyue Tinplate and Zhongyue Posco sold 89,450 tonnes and 61,979 tonnes of tinplate products respectively, a decrease of 0.1% and an increase of 36.9% respectively as compared to the corresponding period last year. Turnover was HK$1,282,293,000, an increase of 25.5% as compared to the corresponding period last year and profit from operations was HK$122,959,000, an increase of HK$46,386,000 or 60.6% as compared to the corresponding period last year. The tinplating business contributed the largest share to the earnings of the Group and accounted for 91.7% and 73.8% of the Group's turnover and profit from operations respectively.

The Group's tinplating business during the year entered into the phase of consolidation with growth. With the recovery in the prices of iron and steel during 2009, the purchase prices of raw materials and the selling prices of tinplate products continued to increase in 2010. In June 2010, the market prices for hot-rolled plates, the primary raw material for the production of blackplates, and the prices of tinplate products decreased. It is expected that the prices of iron and steel products will remain volatile in the second half of the year. During the period, the Group adopted multi-faceted measures. Firstly, the Group adopted a price setting mechanism that aligned more closely to the market price, tightened the control over costs, and timely adjusted the product mix, as well as the pace of purchase, production and sales. In addition, the Group took up a substantial number of projects in technology improvement, including the deployment of Six Sigma methodology in its management as the key tool to improvement of technology and management. As a result, the quality of blackplates and the value added to the products from the Group's blackplate manufacturing plant in Zhongshan was further improved. Product categories were expanded and the further utilisation of production capacity of the blackplate manufacturing plant was facilitated. On the other hand, in order to fully utilise the production capacity and increase the sales volume of the tinplating plant in Qinhuangdao, the Group fully leveraged on resource sharing between the two tinplating plants in the southern and northern China. Synergies were derived from the complementary effect in types of products produced. Endeavours were made to expand overseas market so as to increase exports. The sales volume of Zhongyue Posco increased significantly by 36.9% from the corresponding period last year. The gross profit and gross profit margin of the Group's tinplate products increased substantially during the period, and achieved relatively satisfactory results.

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

Fresh and Live Foodstuffs (Continued)

In the first half of 2010, the turnover of the fresh and live foodstuffs business amounted to HK$102,124,000, representing an increase of 16.0% as compared to the corresponding period last year. Profit from operations was HK$36,998,000, representing an increase of HK$4,241,000 or 12.9% as compared to the corresponding period last year. Both turnover and profit from operations of the fresh and live foodstuffs business grew as compared to the corresponding period last year as a result of the increase in the number of live pigs distributed and the volume of chilled foodstuffs sold. Through continuous optimisation of business workflow, the Group proactively strengthened its communication with suppliers, industry participants and customers. Service standards were enhanced. The Group also actively contributed to maintaining the supply and a stable price for the market and widened its sales channels. The overall market share in the live pigs import market remained at above 40%. This provided a steady contribution to the earnings of the Group. Currently, the Group is actively negotiating with suppliers and customers for further cooperation in order to build up a solid business chain and enhance its competitiveness.

Property Leasing

The Group's leasing properties mainly include the plant and staff dormitories of Zhongyue Tinplate and Zhongyue Posco, and the office units in Hong Kong.

In the first half of 2010, turnover from the property leasing business of the Group was HK$13,529,000, an increase of 3.2% as compared to the corresponding period last year. Profit from operations of leasing properties amounted to HK$8,998,000, an increase of 13.5% as compared to the corresponding period last year. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in the first half of 2009, and net valuation gains on investment properties in the corresponding period last year of HK$12,267,000 were recorded. Net valuation gains on investment properties of HK$374,000 were recorded in the first half of 2010.

Associate

In the first half of 2010, Yellow Dragon Food Industry Co., Limited, an associate of the Group, recorded a sales volume of 211,859 tonnes in its major product, corn starch, representing a decrease of 2.8% as compared with the corresponding period last year. With the substantial rise in the price of the products from last year, turnover amounted to HK$903,561,000, representing an increase of 27.2% and its profit attributable to shareholders amounted to HK$51,418,000 as compared with a loss attributable to shareholders of HK$3,155,000 in the corresponding period last year.

FINANCIAL POSITION

As at 30 June 2010, the Group's total assets and total liabilities amounted to HK$2,887,200,000 and HK$1,022,904,000, representing an increase of HK$344,390,000 and HK$204,603,000 respectively when compared with the positions at the end of last year. The net current assets increased from HK$456,595,000 at the end of last year to HK$548,381,000, which was mainly attributable to the proceeds from a two-year bank loan amounting to HK$77,000,000 borrowed in June 2010. The current ratio (current assets divided by current liabilities) decreased from 1.72 as at the end of 2009 to 1.61.

Liquidity and Financial Resources

As at 30 June 2010, the Group maintained cash and cash equivalent balances of HK$717,438,000, including pledged bank deposits of HK$311,929,000. An amount of HK$524,545,000 was denominated in Renminbi and HK$70,318,000 was denominated in United States ("US") Dollars while the remaining balance was denominated in Hong Kong Dollars. Cash and cash equivalent balances increased by 88.3% from the end of 2009, which was mainly attributable to the net cash inflow from operations during the period and proceeds from bank loans.

As at 30 June 2010, the Group's borrowings comprised 1) bank borrowings of HK$594,634,000 (31 December 2009: HK$390,940,000), of which HK$128,453,000 (31 December 2009: HK$Nil) was unsecured, HK$160,000,000 (31 December 2009: HK$160,000,000) was pledged by investment properties in Hong Kong and HK$306,181,000 (31 December 2009: HK$230,940,000) was secured by bank deposits of HK$311,929,000 (31 December 2009: HK$233,035,000); and 2) loans from a related company of HK$79,560,000 (31 December 2009: HK$79,560,000). 35.2% (31 December 2009: 34.0%) of the Group's borrowings was guaranteed by the Company. 88.6% (31 December 2009: 66.0%) of the Group's borrowings was repayable within 1 year, and the remaining balance was repayable within 2 years (31 December 2009: 2 years). All borrowings were subject to annual interest rates ranging from 0.35% to 2.54% (31 December 2009: 0.28% to 2.30%). 47.0% (31 December 2009: 50.9%) of the Group's borrowings bears interest at floating rates. The management pays attention to variations in interest rates.

As at 30 June 2010, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was -2.5% (31 December 2009: 5.6%). The decrease was primarily due to the significant net cash inflow from operations during the period.

On 14 June 2010, the Group entered into a facility agreement (the "Facility Agreement") with The Hongkong and Shanghai Banking Corporation Limited. According to the Facility Agreement, the Group was granted a facility to borrow unsecured loans of HK$160,000,000 for a term of 2 years. The loan bears interest at a floating rate with an interest rate of HIBOR plus 1.0% per annum. Such loan was applied as the working capital for the Group. As at 30 June 2010, a loan of HK$77,000,000 has been drawn by the Group.

As at 30 June 2010, the Group's available banking facilities amounted to HK$554,000,000, of which HK$332,557,000 was utilised and HK$221,443,000 was unutilised. 57.8% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral for 28.9% of the Group's banking facilities. Currently, the cash reserves and available banking facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

Capital Expenditure

The Group's capital expenditure in the first half of 2010 amounted to HK$6,289,000 (first half of 2009: HK$18,484,000). It is expected that the capital expenditure for 2010 will be approximately HK$25,000,000, mainly for the technology improvement projects of the blackplate manufacturing plant of Zhongyue Tinplate to further enhance the quality and added value of the blackplates.

Charge on Assets

As at 30 June 2010, certain assets of the Group with an aggregate carrying value of HK$409,729,000 (31 December 2009: HK$341,903,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations are in mainland China and Hong Kong. During the period, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US Dollars, since the majority of the Group's sales and purchases are made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2010, there were forward foreign exchange contracts of US$39,880,000 (equivalent to HK$311,064,000)) (31 December 2009: US$30,000,000 (equivalent to HK$234,000,000)) entered into by the Group to hedge against foreign currency loans. In addition, as at 30 June 2010, there were forward foreign exchange contracts of US$30,000,000 (equivalent to HK$234,000,000) (31 December 2009: US$23,000,000 (equivalent to HK$179,400,000)) entered into by the Group to hedge against the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the abovementioned, other borrowings are denominated in the functional currency of the corresponding entities.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2010, the Group had a total of 1,104 full-time employees, an increase of 11 from the end of 2009. 91 of the employees were based in Hong Kong and 1,013 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2010, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted share option scheme to encourage excellent participants to continue their contribution to the Group.

PROSPECTS

Notwithstanding the gradual recovery of global economy and the rapid growth in the economy of mainland being continued to maintain, there are still a number of uncertainties and challenges subsisting in the global economy and the business environment. It is expected that the prices of iron and steel products will remain volatile in the second half of the year. Moreover, the production capacity of iron and steel in China may not be able to be fully absorbed in the short term. Competition in the market will become more intense. In adhering to the Group's objectives of consolidation and enhancement, as to the tinplating business, the blackplate manufacturing plant in Zhongshan will further enhance the quality of blackplates and the value added to the products, while the tinplating plant in Qinhuangdao will fully utilise the comparative advantages established in product types. The two tinplate production bases in the northern and southern regions will capture the beneficial opportunities arising from a relatively abundant supply of primary raw materials, which will ramp up production as much as practicable and seek to achieve scale of economies. As to the fresh and live foodstuffs business, the Group will actively capture various business opportunities to build up a solid chain for the fresh and live foodstuffs trading business so as to lay a sound foundation for the sustainable development in future. With our steady financial position and abundant capital resources, the Group will proactively grasp the business opportunities and use its best endeavours to create more value for its shareholders.

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2010

The Board announces the unaudited consolidated interim results of the Group for the six months ended 30 June 2010, which have been reviewed by the Company's audit committee.

Consolidated Income Statement
For the six months ended 30 June 2010 - unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2010 $'000	2009 $'000
Turnover	3	**1,397,946**	1,122,679
Cost of sales		**(1,177,245)**	(1,000,277)
Gross profit		**220,701**	122,402
Other revenue	4	**6,700**	43,166
Other net income	5	**15,399**	2,733
Distribution costs		**(27,938)**	(23,325)
Administrative expenses		**(47,256)**	(33,928)
Other operating expenses		**(885)**	(314)
Profit from operations		**166,721**	110,734
Net valuation gains on investment properties	10(b)	**374**	12,267
Finance costs	6(a)	**(3,774)**	(4,153)
Share of profit/(loss) of associate		**20,567**	(1,262)
Profit before taxation	6	**183,888**	117,586
Income tax	7	**(31,573)**	(17,586)
Profit for the period		**152,315**	100,000
Attributable to:			
Equity shareholders of the Company		**136,128**	83,121
Non-controlling interests		**16,187**	16,879
Profit for the period		**152,315**	100,000
Interim dividend	8(a)	**27,178**	13,586
Earnings per share			
Basic	9(a)	**15.03 cents**	9.18 cents
Diluted	9(b)	**14.96 cents**	9.18 cents

Consolidated Balance Sheet at 30 June 2010 - unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2010 $'000	At 31 December 2009 $'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**284,610**	282,420
- Other property, plant and equipment		**836,272**	864,613
- Interests in leasehold land held for own use under operating leases		**109,592**	110,655
	10	**1,230,474**	1,257,688
Interest in associate		**203,025**	196,772
		1,433,499	1,454,460
Current assets			
Inventories	11	**250,860**	200,418
Trade and other receivables, deposits and prepayments	12	**485,403**	506,556
Current taxation recoverable		**-**	415
Cash and cash equivalents	13	**717,438**	380,961
		1,453,701	1,088,350
Current liabilities			
Trade and other payables	14	**273,136**	280,309
Bank loans	15(a)	**517,634**	230,940
Loans from a related company	15(b)	**79,560**	79,560
Current taxation payable		**34,990**	40,946
		905,320	631,755
Net current assets		**548,381**	456,595
Total assets less current liabilities		**1,981,880**	1,911,055
Non-current liabilities			
Bank loans	15(a)	**77,000**	160,000
Deferred tax liabilities		**40,584**	26,546
		117,584	186,546
Net assets		**1,864,296**	1,724,509
Capital and reserves			
Share capital		**452,962**	452,862
Reserves		**1,262,252**	1,139,913
Total equity attributable to equity shareholders of the Company		**1,715,214**	1,592,775
Non-controlling interests		**149,082**	131,734
Total equity		**1,864,296**	1,724,509

Notes to the unaudited consolidated financial information

(Expressed in Hong Kong dollars)

1. Basis of preparation

The interim results set out in this announcement do not constitute the Group's interim financial report for the six months ended 30 June 2010 but are extracted from the interim financial report.

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2009 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2010 annual financial statements. Details of these changes in accounting policies are set out in note 2.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

2. Changes in accounting policies

The HKICPA has issued two revised Hong Kong Financial Reporting Standards ("HKFRSs"), a number of amendments to HKFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's interim financial report:

- HKFRS 3 (revised 2008), Business combinations
- Amendments to HKAS 27, Consolidated and separate financial statements
- Amendments to HKFRS 5, Non-current assets held for sale and discontinued operations – plan to sell the controlling interest in a subsidiary
- Improvements to HKFRSs (2009)
- HK(IFRIC) 17, Distributions of non-cash assets to owners

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The developments resulted in changes in accounting policies but none of these changes in policy have a material impact on the current or comparative periods.

3. Turnover and segment reporting

The Group manages its businesses by divisions, which are organised by products and services. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following 3 reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.
- Fresh and live foodstuffs : this segment distributes, sells and purchases fresh and live foodstuffs.
- Property leasing : this segment leases office and industrial premises to generate rental income.

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in the interim financial report has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

- Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.
- Segment assets include all tangible, intangible assets and current assets with the exception of interest in associate and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and borrowings managed directly by the segments.

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the period is set out below.

3. Turnover and segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

For the six months ended 30 June	*Tinplating*		*Fresh and live foodstuffs*		*Property leasing*		*Total*	
	2010	*2009*	***2010***	*2009*	***2010***	*2009*	***2010***	*2009*
	$'000	$'000	**$'000**	$'000	**$'000**	$'000	**$'000**	$'000
Reportable segment revenue	**1,282,293**	1,021,517	**102,124**	88,049	**13,529**	13,113	**1,397,946**	1,122,679
Reportable segment profit	**122,959**	76,573	**36,998**	32,757	**8,998**	7,928	**168,955**	117,258
Reportable segment assets	**2,250,183**	1,925,397	**103,057**	95,070	**305,969**	302,291	**2,659,209**	2,322,758
Reportable segment liabilities	**925,972**	715,402	**22,082**	30,328	**31,920**	31,077	**979,974**	776,807

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	Six months ended 30 June	
	2010	*2009*
	$'000	$'000
Profit		
Reportable segment profit derived from the Group's external customers	**168,955**	117,258
Unallocated head office and corporate income and expenses	**(2,234)**	(6,524)
Net valuation gains on investment properties	**374**	12,267
Finance costs	**(3,774)**	(4,153)
Share of profit/(loss) of associate	**20,567**	(1,262)
Consolidated profit before taxation	**183,888**	117,586

	*At 30 June **2010***	*At 31 December 2009*
	$'000	$'000
Assets		
Reportable segment assets	**2,659,209**	2,322,758
Interest in associate	**203,025**	196,772
Unallocated head office and corporate assets	**24,966**	23,280
Consolidated total assets	**2,887,200**	2,542,810
Liabilities		
Reportable segment liabilities	**979,974**	776,807
Unallocated head office and corporate liabilities	**42,930**	41,494
Consolidated total liabilities	**1,022,904**	818,301

4. Other revenue

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Interest income	**4,577**	1,643
Subsidies received (note)	**638**	37,101
Others	**1,485**	4,422
	6,700	43,166

Note: The subsidies for the six months ended 30 June 2009 were mainly granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the People's Republic of China ("PRC") for its continuous contribution to the development of the metal-plating industry.

5. Other net income

	Six months ended 30 June	
	2010	2009
	$'000	$'000
Net gain/(loss) on forward foreign exchange contracts	**7,006**	(693)
Net exchange gain/(loss)	**8,116**	(16)
Net realised and unrealised gain on trading securities	**-**	1,552
Gain on disposal of an associate	**-**	1,061
Gain on deregistration of a subsidiary	**-**	829
Others	**277**	-
	15,399	2,733

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2010	2009
	$'000	$'000
(a) Finance costs:		
Interest on bank advances and other borrowings wholly repayable within 5 years	**2,866**	4,072
Interest on loans from a related company	**908**	-
Interest on loan from immediate holding company	**-**	81
	3,774	4,153
(b) Staff costs:		
Net contributions paid to defined contribution retirement plans	**3,404**	3,060
Equity-settled share-based payment expenses	**321**	348
Salaries, wages and other benefits	**51,537**	39,229
	55,262	42,637

6. Profit before taxation (Continued)

Profit before taxation is arrived at after charging/(crediting): (Continued)

	Six months ended 30 June	
	2010	*2009*
	$'000	$'000
(c) Other items:		
Amortisation of land lease premium	**1,672**	1,527
Depreciation	**41,989**	41,023
Operating lease charges in respect of property rentals	**2,804**	1,712
Share of associate's taxation (note)	**7,436**	(449)
Rentals receivable from investment properties less direct outgoings of $905,000 (30 June 2009: $1,069,000)	**(12,624)**	(12,044)

Note: Income tax for associate established and operating in the PRC is calculated based on the applicable rate of income tax ruling in the relevant province in the PRC.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents:

		Six months ended 30 June	
		2010	*2009*
	Note	**$'000**	$'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2009: 16.5%) on the estimated assessable profits for the period		**5,702**	5,530
Under-provision in respect of prior years		**-**	2,023
		5,702	7,553
Current tax – the PRC			
Tax for the period		**25,103**	417
Over-provision in respect of prior years	(iv)	**(13,027)**	-
		12,076	417
Deferred tax			
Origination and reversal of temporary differences		**13,795**	9,616
	(i)	**31,573**	17,586

7. Income tax in the consolidated income statement (Continued)

Taxation in the consolidated income statement represents: (Continued)

Notes:

(i) The provision for Hong Kong Profits Tax for 2010 is calculated by applying the estimated annual effective tax rate of 16.5% (2009: 16.5%) to the six months ended 30 June 2010. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following note.

(iii) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of this interim financial report. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for any prior periods. The provision for 2010 is calculated by applying the tax rate of 11%, being 50% of the transitional tax rate of 22%, to the taxable profit for the six months ended 30 June 2010.

(iv) This represents reversal of over-provision for PRC income tax in respect of the prior years.

(v) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

As at 30 June 2009 and 31 December 2009, as the Company controlled the dividend policy of the PRC subsidiaries and it had determined that the profits of the PRC subsidiaries would not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries was made.

During the current period, the Company has re-assessed the timing of the distribution of profits from the PRC subsidiaries and determined that they would be distributed in the foreseeable future, accordingly, a provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries from 1 January 2008 to 30 June 2010 has been made as at 30 June 2010.

8. Dividends

(a) ***Dividends payable to equity shareholders of the Company attributable to the interim period declared after the interim period***

	Six months ended 30 June	
	2010	*2009*
	$'000	$'000
Interim dividend declared after the interim period of 3.0 cents per ordinary share (30 June 2009: 1.5 cents per ordinary share)	**27,178**	13,586

The interim dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) ***Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the interim period***

	Six months ended 30 June	
	2010	*2009*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the following interim period of 3.0 cents per ordinary share (30 June 2009: 1.5 cents per ordinary share)	**27,178**	13,584

9. Earnings per share

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $136,128,000 (30 June 2009: $83,121,000) and the weighted average number of 905,785,000 (30 June 2009: 905,603,000) ordinary shares in issue during the period, calculated as follows:

Weighted average number of ordinary shares

	Six months ended 30 June	
	2010	*2009*
	'000	'000
Issued ordinary shares at 1 January	**905,723**	905,603
Effect of share options exercised	**62**	-
Weighted average number of ordinary shares	**905,785**	905,603

9. Earnings per share (Continued)

(b) Diluted earnings per share

The calculation of diluted earnings per share for the period ended 30 June 2010 is based on the profit attributable to ordinary equity shareholders of the Company of $136,128,000 and the weighted average number of ordinary shares of 909,767,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	Six months ended 30 June	
	2010	*2009*
	'000	'000
Weighted average number of ordinary shares used in the basic earnings per share calculation	**905,785**	905,603
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration	**3,982**	-
Weighted average number of ordinary shares (diluted)	**909,767**	905,603

The diluted earnings per share for the six months ended 30 June 2009 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

10. Fixed Assets

(a) Acquisitions

During the six months ended 30 June 2010, the Group acquired items of property, plant and equipment with a cost of $6,289,000 (30 June 2009: $18,484,000).

(b) Investment properties

Investment properties situated in Hong Kong were revalued at 30 June 2010 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties situated in the PRC were revalued at 30 June 2010 by either 廣東財興資産評估土地房地産估價有限公司 or 秦皇島正揚資産評估事務所, independent firms of valuers registered in the PRC, on an open market value basis. Based on the valuations, a net gain of $374,000 (30 June 2009: $12,267,000), and deferred tax thereon of $72,000 (30 June 2009: $2,668,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $160,000,000 (31 December 2009: $160,000,000) (note 15(a)(iii)).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
Raw materials, spare parts and consumables	**97,958**	104,405
Work in progress	**20,817**	14,980
Finished goods	**132,085**	81,033
	250,860	200,418

12. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts) with the following ageing analysis:

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
Current	**361,350**	381,291
Less than 1 month past due	**727**	799
1 to 3 months past due	**1,197**	1,557
More than 3 months but less than 12 months past due	**7**	827
Amounts past due	**1,931**	3,183
	363,281	384,474

For the tinplating operations, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For the distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing business, rental is collected 1 month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
Deposits with banks	**358,813**	237,578
Cash at bank and in hand	**358,625**	143,383
Cash and cash equivalents in the consolidated balance sheet	**717,438**	380,961
Pledged bank deposits (note 15(a)(ii))	**(311,929)**	(246,018)
	405,509	134,943

14. Trade and other payables

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
Due within 1 month or on demand	**102,780**	108,475

15. Borrowings

	Note	*At 30 June 2010* **$'000**	*At 31 December 2009* $'000
(a) Bank loans			
- unsecured	(i), (iv)	**128,453**	-
- secured by bank deposits	(ii)	**306,181**	230,940
- secured by investment properties	(iii), (iv)	**160,000**	160,000
		594,634	390,940

At 30 June 2009, the bank loans were repayable as follows:

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
Within 1 year or on demand	**517,634**	230,940
After 1 year but within 2 years	**77,000**	160,000
	594,634	390,940

15. Borrowings (Continued)

(a) Bank loans (Continued)

Notes:

(i) Included in unsecured bank loans is a loan of $77,000,000 (31 December 2009: $Nil) which is guaranteed by the Company and subject to fulfilment of certain loan covenants (note 15(a)(iv)).

(ii) The loans are secured by bank deposits of $311,929,000 (31 December 2009: $233,035,000).

(iii) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong with a carrying value of $97,800,000 (31 December 2009: $95,885,000) as collateral.

(iv) It is provided in the loan agreements that if the immediate holding company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of these outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. As at 30 June 2010, none of the covenants relating to the bank loans had been breached.

	At 30 June 2010 **$'000**	*At 31 December 2009* $'000
(b) Loans from a related company	**79,560**	79,560

The loans were provided to a non-wholly owned subsidiary of the Group by a company related to the minority shareholder of this non-wholly owned subsidiary. The loans are unsecured, interest-bearing at 3-month London Interbank Offered Rate ("LIBOR") + 2% per annum and repayable on either 7 September 2010 or 14 October 2010. The Group also provided loans of $154,440,000 (31 December 2009: $154,440,000) to this non-wholly owned subsidiary in proportion to the Group's shareholding therein.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") throughout the six months ended 30 June 2010.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2010.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2010.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss or termination of offices.

During the six months ended 30 June 2010, a meeting was held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005 and its terms of reference are in line with the CG Code. The Nomination Committee comprises the Chairman of the Board, Mr. Liang Jiang (chairman of the Nomination Committee) and the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board member and making recommendations to the Board on appointment and reappointment of directors.

During the six months ended 30 June 2010, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2010. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2010, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK 3.0 cents per share for the six months ended 30 June 2010 (six months ended 30 June 2009: HK 1.5 cents per share). The interim dividend will be paid on Wednesday, 27 October 2010 to the shareholders whose names appear on the register of members on Friday, 8 October 2010.

Closure of Register of Members

The register of members of the Company will be closed on Thursday, 7 October 2010 and Friday, 8 October 2010. During the period, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 6 October 2010.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 27 August 2010

As at the date of this announcement, the Board is composed of four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	905,723,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8. 董事的姓名（中文）**
LIANG	JIANG	梁江
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	**簽發護照國家**	**9. 中文電碼**
P797058(0)	-	27333068
7. 董事的地址		**10. 日間聯絡電話號碼**
香港皇后大道東24-32號金鐘滙中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

30	03	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期（如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	100,000	HKD	1.560	1.560		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,630,000	0.51
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,730,000	0.52
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

31	03	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需塡寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示塡寫。

1. 上市法團的名稱 廣南(集團)有限公司		
2. 股份編號	1203	**4.** 該類別的已發行股份的數目
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8.** 董事的姓名（中文）
LIANG	JIANG	梁江
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	**9.** 中文電碼
P797058(0)	-	27333068
7. 董事的地址		**10.** 日間聯絡電話號碼
香港皇后大道東24-32號金鐘滙中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

17	06	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	100,000	HKD	1.450	1.450		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,730,000	0.52
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,830,000	0.53
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2）	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4）	行使期限(dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

21	06	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱

廣南(集團)有限公司

2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)

LIANG	JIANG
（姓氏）	（其他名字）

8. 董事的姓名（中文）

梁江

6. 香港身分證／護照號碼	**簽發護照國家**
P797058(0)	-

9. 中文電碼

27333068

7. 董事的地址

香港皇后大道東24-32號金鐘匯中心22樓

10. 日間聯絡電話號碼

28604436

11. 電郵地址

12. 有關事件的日期

29	06	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	每股的平均價	場外 每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	100,000	HKD	1.435	1.435		- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,830,000	0.53
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,930,000	0.54
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目 好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限(dd/mm/yyyy) 開始	結束	代價 - 如衍生權益由上市法團授予 授權價格	行使價格	轉讓價格	股份數目
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

02	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A 註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8. 董事的姓名（中文）**
LIANG	JIANG	梁江
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	**簽發護照國家**	**9. 中文電碼**
P797058(0)	-	27333068
7. 董事的地址		**10. 日間聯絡電話號碼**
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	07	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	場內 每股的平均價	場外 每股的平均代價	場外 代價代號(見表3)
好倉	121	- 請選擇 -	201	3,100,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,930,000	0.54
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	8,030,000	0.89
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目 好倉	股份數目 淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限 (dd/mm/yyyy) 開始	結束	代價 - 如衍生權益由上市法團授予 授權價格	行使價格	轉讓價格	股份數目
好倉	409	05/07/2012	04/01/2016	0.000	1.450		1,240,000
	409	05/07/2013	04/01/2016	0.000	1.450		930,000
	409	05/07/2014	04/01/2016	0.000	1.450		310,000
	409	05/07/2015	04/01/2016	0.000	1.450		620,000
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

RECEIVED
2010 OCT -5 A 8:03

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	**4. 該類別的已發行股份的數目**
3. 股份類別	普通股	905,723,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		**8. 董事的姓名（中文）**
LI	LI	李力
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	**簽發護照國家**	**9. 中文電碼**
PRC ID No.:440102195512056511	中華人民共和國	
7. 董事的地址		**10. 日間聯絡電話號碼**
香港皇后大道東24-32號金鐘滙中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

12	04	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）有關事件之前	有關事件之後	買／賣或涉及的股份數目	交易的貨幣	場內 每股的最高價	每股的平均價	場外 每股的平均代價	代價代號(見表3)
好倉	130	- 請選擇 -	201	1,417,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,417,000	0.16
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,417,000	0.16
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目 好倉	淡倉
201	1,417,000	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限(dd/mm/yyyy) 開始	結束	代價 - 如衍生權益由上市法團授予 授權價格	行使價格	轉讓價格	股份數目
好倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

13	04	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
LI	LI	李力
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
PRC ID NO. 440102195512056511	中華人民共和國	26210500
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	07	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	1,090,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,417,000	0.16
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,507,000	0.28
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	05/07/2012	04/01/2016	0.000	1.450		436,000
	409	05/07/2013	04/01/2016	0.000	1.450		327,000
	409	05/07/2014	04/01/2016	0.000	1.450		109,000
	409	05/07/2015	04/01/2016	0.000	1.450		218,000
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益
依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身為董事的上市法團的股份的權益或淡倉；
(ii) 其在該等股份的權益的性質出現變動；及
(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	905,603,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
TAN	YUNBIAO	譚云標
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
R282928(1)		622300612871
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	05	2009
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	122	- 請選擇 -	201	1,500,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	4,700,000	0.52
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	3,200,000	0.35
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	06/05/2004	05/05/2009	10.00	0.1582		1,500,000
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示塡寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
TAN	YUNBIAO	譚云標
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
R282928(1)		622300612871
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	07	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期 (如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號 (見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號 (見表3)
好倉	121	- 請選擇 -	201	2,100,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	3,200,000	0.35
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	5,300,000	0.59
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	05/07/2012	04/01/2016	0.000	1.450		840,000
	409	05/07/2013	04/01/2016	0.000	1.450		630,000
	409	05/07/2014	04/01/2016	0.000	1.450		210,000
	409	05/07/2015	04/01/2016	0.000	1.450		420,000
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
SUNG	HEM KUEN	宋咸權
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
K195606(A)		134507522938
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	07	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	1,860,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	900,000	0.10
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,760,000	0.30
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2)	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4)	行使期限(dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	05/07/2012	04/01/2016	0.000	1.450		744,000
	409	05/07/2013	04/01/2016	0.000	1.450		558,000
	409	05/07/2014	04/01/2016	0.000	1.450		186,000
	409	05/07/2015	04/01/2016	0.000	1.450		372,000
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
(日)	(月)	(年)

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

表格3 A

董事／最高行政人員通知 - 上市法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"董事"）使用：

(i) 取得其身爲董事的上市法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至16及24）。

本表格必須根據表格3A註釋內的指令及指示填寫。

1. 上市法團的名稱		
廣南(集團)有限公司		
2. 股份編號	1203	4. 該類別的已發行股份的數目
3. 股份類別	普通股	905,923,285

5. 列印在香港身分證／護照上的董事的姓名(英文)		8. 董事的姓名（中文）
HOU	ZHUOBING	侯卓冰
（姓氏）	（其他名字）	
6. 香港身分證／護照號碼	簽發護照國家	9. 中文電碼
K684233(A)		018605870393
7. 董事的地址		10. 日間聯絡電話號碼
香港皇后大道東24-32號金鐘匯中心22樓		28604436
		11. 電郵地址

12. 有關事件的日期

05	07	2010
（日）	（月）	（年）

13. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

14. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	121	- 請選擇 -	201	1,440,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

15. 緊接在有關事件之前的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	1,000,000	0.11
淡倉		

16. 緊接在有關事件之後的上市法團的股份總數

	股份總數	百分率數字(%)
好倉	2,440,000	0.27
淡倉		

17. 以何種身分持有方格16所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表 2）	股份數目	
	好倉	淡倉
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

18. 有關對上市法團所持有的衍生權益的進一步資料

	切合衍生工具的代號(見表4）	行使期限(dd/mm/yyyy)		代價 - 如衍生權益由上市法團授予			股份數目
		開始	結束	授權價格	行使價格	轉讓價格	
好倉	409	05/07/2012	04/01/2016	0.000	1.450		576,000
	409	05/07/2013	04/01/2016	0.000	1.450		432,000
	409	05/07/2014	04/01/2016	0.000	1.450		144,000
	409	05/07/2015	04/01/2016	0.000	1.450		288,000
淡倉	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						
	- 請選擇 -						

19. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

20. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益(Y/N)	股份數目	
					好倉	淡倉

21. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

22. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

23. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
根據第317或318條，大股東持有權益的股份總數		

24. 將本表格3A送交存檔的日期

07	07	2010
（日）	（月）	（年）

25. 連續頁的張數 0

26. 附頁的張數 0

表格3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGNAN (HOLDINGS) LIMITED		
2. Stock code	1203	**4. Number of issued shares in class**
3. Class of shares	Ordinary	905,923,285

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
McMahon	Gerard Joseph	N/A
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
XD291901(5)	--	N/A
7. Address of Director		**10. Daytime tel. No.**
Apt 13B, 13/F., La Maison Du Nord, 12 North Street, Kennedy Town, Hong Kong		90925558
		11. e-mail address
		--

12. Date of relevant event

06	05	2010
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	200,000	HKD			1.660	301
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	300,000	0.03
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	300,000	0.03
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	409	09/06/2006	08/03/2016		1.660		200,000
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

06	05	2010
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Guangnan (Holdings) Limited		
2. Stock code	1203	**4. Number of issued shares in class**
3. Class of shares	Ordinary	905,923,285

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	KAR KEUNG	李嘉強
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E516940(6)	-	262108571730
7. Address of Director		**10. Daytime tel. No.**
UNIT 41D, TOWER ONE, THE HARBOURSIDE, ONE AUSTIN ROAD WEST, KOWLOON, HONG KONG		28604436
		11. e-mail address

12. Date of relevant event

28	06	2010
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	20,000	HKD	1.440	1.440		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	200,000	0.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	220,000	0.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	07	2010
(day)	(month)	(year)

Form 3A.

25. Number of continuation sheets

26. Number of attachments

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Guangnan (Holdings) Limited		
2. Stock code	1203	**4. Number of issued shares in class**
3. Class of shares	Ordinary	905,923,285

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	KAR KEUNG	李嘉強
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E516940(6)	-	262108571730
7. Address of Director		**10. Daytime tel. No.**
UNIT 41D, TOWER ONE, THE HARBOURSIDE, ONE AUSTIN ROAD WEST, KOWLOON, HONG KONG		28604436
		11. e-mail address

12. Date of relevant event

29	06	2010
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	80,000	HKD	1.440	1.440		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	220,000	0.02
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	300,000	0.03
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

02	07	2010
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments

Form 3A.

表格 3 B

董事／最高行政人員通知 - 相聯法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（""董事""）使用：

(i) 取得其身爲董事的上市法團的相聯法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至22及29）。

本表格必須根據表格3B註釋內的指令及指示填寫。

1. 上市法團的名稱	2. 股份編號
廣南(集團)有限公司	1203

3. 上市法團的相聯法團的名稱	7. 該類別的已發行股份的數目	
KINGWAY BREWERY HOLDINGS LIMITED 金威啤酒集團有限公司	1,711,536,850	
4. 註冊辦事處	8. 商業登記號碼	
CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON HM11, BERMUDA	21040740-000	
5. 主要營業地點	9. 註冊地點	註冊證書號碼
香港	百慕達	EC23108
6. 持有權益的股份的類別	10. 在哪一家交易所上市	
普通股	香港聯合交易所有限公司	

11. 列印在香港身分證／護照上的董事的姓名(英文)		14. 董事的姓名（中文）
Liang （姓氏）	Jianqin （其他名字）	梁劍琴
12. 香港身分證／護照號碼	簽發護照國家	15. 中文電碼
P544686(8)		273304943830
13. 董事的地址		16. 日間聯絡電話號碼
香港干諾道中148號粵海投資大廈26樓		28604436
		17. 電郵地址

18. 有關事件的日期

10	09	2010
（日）	（月）	（年）

19. 董事知悉有關事件／股份權益的日期 (如在有關事件的日期之後)

（日）	（月）	（年）

20. 有關事件的詳情

	切合有關情況的有關事件代號 (見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號 (見表3)
好倉	150	201	201	56,222	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

21. 緊接有關事件之前的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

22. 緊接有關事件之後的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	56,222	0.00
淡倉		

23. 以何種身分持有方格22 所披露的權益（只需在作出首次具報時填寫）

切合身分的代號 (見表2）	股份數目	
	好倉	淡倉
201	56,222	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

24. 有關對相聯法團所持有的衍生權益的進一步資料

	切合衍生權益的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由相聯法團授予						股份數目
		開始	結束	貨幣	授予價格	貨幣	行使價格	貨幣	轉讓價格	
好倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
淡倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		

25. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

26. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率(%)	直接權益(Y/N)	股份數目	
					好倉	淡倉

27. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

28. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

29. 將本表格3B送交存檔的日期

13	09	2010
(日)	(月)	(年)

30. 連續頁的張數 0

31. 附頁的張數 0

表格 3B.

表格 3 B

董事／最高行政人員通知 - 相聯法團股份權益

依據《證券及期貨條例》(第571章)第XV部第347條作出通知

本表格供作出首次具報或就以下事項作出通知的董事或最高行政人員（"" 董事"" ）使用：

(i) 取得其身爲董事的上市法團的相聯法團的股份的權益或淡倉；

(ii) 其在該等股份的權益的性質出現變動；及

(iii) 不再持有該等股份的權益或淡倉（只需填寫方格1至22及29）。

本表格必須根據表格3B註釋內的指令及指示填寫。

1. 上市法團的名稱	2. 股份編號
廣南(集團)有限公司	1203

3. 上市法團的相聯法團的名稱	7. 該類別的已發行股份的數目	
粵海投資有限公司	6,213,938,071	
4. 註冊辦事處	8. 商業登記號碼	
香港干諾道中148號粵海投資大廈28樓及29樓	03755183-000	
5. 主要營業地點	9. 註冊地點	註冊證書號碼
香港	香港	31340
6. 持有權益的股份的類別	10. 在哪一家交易所上市	
普通股	香港聯合交易所有限公司	

11. 列印在香港身分證／護照上的董事的姓名(英文)		14. 董事的姓名（中文）
Liang （姓氏）	Jianqin （其他名字）	梁劍琴
12. 香港身分證／護照號碼	簽發護照國家	15. 中文電碼
P544686(8)		273304943830
13. 董事的地址		16. 日間聯絡電話號碼
香港干諾道中148號粵海投資大廈26樓		28604436
		17. 電郵地址

18. 有關事件的日期

10	09	2010
（日）	（月）	（年）

19. 董事知悉有關事件／股份權益的日期
(如在有關事件的日期之後)

（日）	（月）	（年）

20. 有關事件的詳情

	切合有關情況的有關事件代號(見表1)	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號(見表3)
好倉	150	201	201	100,000	HKD				- 請選擇 -
淡倉	- 請選擇 -	- 請選擇 -	- 請選擇 -						

21. 緊接有關事件之前的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	0	0.00
淡倉		

22. 緊接有關事件之後的相聯法團的股份總數

	股份總數	百分率數字(%)
好倉	100,000	0.00
淡倉		

23. 以何種身分持有方格22 所披露的權益（只需在作出首次具報時填寫）

切合身分的代號(見表2)	股份數目	
	好倉	淡倉
201	100,000	
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		
- 請選擇 -		

24. 有關對相聯法團所持有的衍生權益的進一步資料

	切合衍生權益的代號 (見表4)	行使期限 (dd/mm/yyyy)		代價 - 如衍生權益由相聯法團授予						股份數目
		開始	結束	貨幣	授予價格	貨幣	行使價格	貨幣	轉讓價格	
好倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
淡倉	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		
	- 請選擇 -			HKD		HKD		HKD		

25. 有關未滿18歲的子女及／或配偶的權益的進一步資料

子女／配偶的姓名	地址	股份數目	
		好倉	淡倉

26. 有關由董事所控制的法團的權益的進一步資料

法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率(%)	直接權益(Y/N)	股份數目	
					好倉	淡倉

27. 有關由董事與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉

28. 來自身爲董事的受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
		- 請選擇 -		
		- 請選擇 -		
		- 請選擇 -		

29. 將本表格3B送交存檔的日期

13	09	2010
(日)	(月)	(年)

30. 連續頁的張數 0

31. 附頁的張數 0

表格 3B.



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

RECEIVED 2010 OCT -5

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) **身份 Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 黃小峰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
HUANG	Xiaofeng

(註 Note 7) **身份證明 Identification**:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
R642047(7)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use



CR
收件日期 RECEIVED
23 JAN 2009
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: **109667**

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

Item	Details	日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese	-			
(b) 英文姓名 Name in English — 姓氏 Surname: - ; 名字 Other Names: -				
(註 Note 9) (c) 別名 Alias	-			
(註 Note 10) (d) 住址 Residential Address	Flat 5, 15/F., Block B, Hongway Garden, 8 New Market Street, Sheung Wan, Hong Kong 國家 Country:	10	01	2009
(註 Note 11) (e) 電郵地址 E-mail Address	-			
(f) 香港身份證號碼 Hong Kong Identity Card Number	-			
(g) 海外護照 Overseas Passport — 簽發國家 Issuing Country: - ; 號碼 Number: -				

表格 Form **D2B**

公司編號 Company Number

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 Name in Chinese: N / A

(註 Note 12) 英文名稱 Name in English:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD / 月 MM / 年 YYYY

(註 Note 13) (d) 地址 Address — 國家 Country — 日 DD / 月 MM / 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD / 月 MM / 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : SUNG Hem Kuen
董事 Director／~~秘書 Secretary~~ *

日期 Date : 23 / 01 / 2009
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)



CR 公司註冊處 Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(《公司條例》第158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: [√] 秘書 Secretary [ ] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
宋咸權	Sung	Hem Kuen

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
K195606(A)	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

N/A

離任原因 Reason for Cessation: [√] 辭職／其他 Resignation／Others [ ] 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
14	04	2009

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation
[ ] 是 Yes [ ] 否 No

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited
地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong
電話 Tel: 2828 3976 傳真 Fax: 2583 9288
電郵地址 E-mail Address: -
檔號 Reference: -

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: **109667**

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 11) 身份 Capacity: [√] 秘書 Secretary [ ] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese	盧詠雪
英文姓名 Name in English	姓氏 Surname: Lo; 名字 Other Names: Wing Suet
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 12) 住址 Residential Address	Flat F, 33/F., Block 2, Cheerful Garden, Siu Sai Wan, Chai Wan, Hong Kong 國家 Country:
(註 Note 13) 電郵地址 E-mail Address	N/A

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 14) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K132469(1)

b 護照 Passport: 簽發國家 Issuing Country: N/A; 號碼 Number: N/A

委任日期 Date of Appointment: 日 DD 14 / 月 MM 04 / 年 YYYY 2009

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment
[ ] 是 Yes [ ] 否 No

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) **出任董事職位同意書 Consent to Act as Director**

本人同意出任公司的董事／候補董事*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : ____________________

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **D2A**

公司編號 Company Number: 109667

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 *Please tick the relevant box(es)*

(註 Note 17) 身份 Capacity: ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 18) 中文名稱 Name in Chinese: N/A

(註 Note 18) 英文名稱 Name in English:

(註 Note 19) 地址 Address: — 國家 Country:

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment ☐ 是 Yes ☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) 出任董事職位同意書 **Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ____________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。**This Notification includes the following Continuation Sheet(s).**

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0

(註 Note 5) 簽署 Signed :

姓名 Name : Lo Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 14 April 2009 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 個人秘書/董事資料更改 Change of Particulars of Individual Secretary/Director
(如涉及超過一名個人秘書/董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary/director is involved)

A. 更改資料的個人秘書/董事
Identity of the Individual Secretary/Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

RECEIVED 2000 OCT -5 A 8:53

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kar Keung

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
E516940(6)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976　　傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
12 JUN 2009
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese

-

日 DD 月 MM 年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names
-	-

日 DD 月 MM 年 YYYY

(註 Note 9) (c) 別名 Alias

-

日 DD 月 MM 年 YYYY

(註 Note 10) (d) 住址 Residential Address

Unit 41A, Block One, The Harbourside,
One Austin Road West, Kowloon,
Hong Kong

國家 Country

日 DD	月 MM	年 YYYY
01	06	2009

(註 Note 11) (e) 電郵地址 E-mail Address

-

日 DD 月 MM 年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

-

日 DD 月 MM 年 YYYY

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

日 DD 月 MM 年 YYYY

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: **109667**

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事 Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 12) 中文名稱 Name in Chinese: N / A

(註 Note 12) 英文名稱 Name in English:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 1 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 10 / 06 / 2009
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)

表格 Form **D2B**

(續頁 A Continuation Sheet A)

公司編號 Company Number

109667

個人秘書／董事資料更改詳情 (第 2 項)
Details of Change of Particulars of Individual Secretary／Director (Section 2)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed
請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
XD291901(5)	-

(註 Note 8) **B.** 更改詳情 **Details of Change(s)**
請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese: - | 日 DD | 月 MM | 年 YYYY

(b) 英文姓名 Name in English: 姓氏 Surname: - | 名字 Other Names: - | 日 DD | 月 MM | 年 YYYY

(註 Note 9) (c) 別名 Alias: - | 日 DD | 月 MM | 年 YYYY

(註 Note 10) (d) 住址 Residential Address:
Apt 13B, 13/F., La Maison Du Nord,
12 North Street, Kennedy Town,
Hong Kong
國家 Country:

日 DD	月 MM	年 YYYY
03	06	2009

(註 Note 11) (e) 電郵地址 E-mail Address: - | 日 DD | 月 MM | 年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number: - | 日 DD | 月 MM | 年 YYYY

(g) 海外護照 Overseas Passport: 簽發國家 Issuing Country: - | 號碼 Number: - | 日 DD | 月 MM | 年 YYYY file.

Company No. 109667

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

I, Liang Jiang, Chairman of Guangnan (Holdings) Limited (the "Company"), hereby certify that at the Annual General Meeting of the Company duly convened and held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Friday, 5 June 2009 at 11:30 a.m., the following resolution was duly passed as a special resolution:-

SPECIAL RESOLUTION

8. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as a special resolution:

   "**THAT** the articles of association of the Company be amended as follows:

   (a) By deleting the existing Article 101 in its entirety and substituting therefor the following:

   101(a). At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office, provided that notwithstanding any provisions (if any) to the contrary in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, every Director shall be subject to retirement at an annual general meeting at least once every three years.

   101(b). The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

   (b) By deleting the existing Article 107A in its entirety."



Liang Jiang
Chairman

Dated this the 5th day of June 2009.

NEW MEMORANDUM

AND

NEW ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 5th June, 2009)

OF

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

(Name changed on 17th August, 1993)

Incorporated the
12th day of March 1982

Hong Kong

No. 109667
編號

(COPY)
CERTIFICATE OF INCORPORATION
公司更改名稱
ON CHANGE OF NAME
註冊證書

I hereby certify that
本人茲證明

GUANGNAN HONG COMPANY LIMITED
(廣南行有限公司)

having by special resolution changed its name, is now incorporated under the name of
經通過特別決議案，已將其名稱更改，該公司現在之註冊名稱爲

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

Given under my hand this Seventeenth day of August One Thousand Nine Hundred
簽署於一九九三年八月十七日。
and Ninety Three.

(Sd.) MRS. R. CHUN
....
P. *Registrar of Companies*
Hong Kong
香港公司註册處處長
(公司註册主任 秦梁素芳 代行)

No. 109667

(COPY)

CERTIFICATE OF INCORPORATION

I hereby certify that

GUANGNAN HONG COMPANY LIMITED
(廣南行有限公司)

is this day incorporated in Hong Kong under the Companies Ordinance, and that this company is limited.

Given under my hand this Twelfth day of March One Thousand Nine Hundred and Eighty-two.

(Signed)

....

for *Registrar of Companies,*
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW MEMORANDUM OF ASSOCIATION

(Reprinted with all amendments up to 5th June, 2009)

OF

GUANGNAN (HOLDINGS) LIMITED
廣南（集團）有限公司

(Name changed on 17th August, 1993)

First:- The name of the Company is "GUANGNAN (HOLDINGS) LIMITED 廣南（集團）有限公司".

Second:- The Registered Office of the Company will be situated in Hong Kong.

Third:- The objects for which the Company is established are:-

(1) To carry on all or any of the businesses of general merchants, traders, commission agents, importers, exporters, shippers, and ship-owners, refrigerators, charterers, forwarding agents, sales agents and sub-agents for manufacturers, agents, and sub-agents for carriers, brokers and agents for brokers, purchasing agents, wharfingers, warehousemen, furnishers, tourist and travel agents, auctioneers, appraisers, valuers, surveyors, del credere agents, personal and promotional representatives, factors, shopkeepers, antique dealers, stevedores, packers, storers, fishermen and trawlers, saddlers, builders, building, engineering and general contractors, metallurgists, and undertakers of all kinds of works, enterprises of projects whatsoever.

(2) To import, export, buy, prepare, treat, manufacture, render marketable, sell, exchange, barter, pledge, charge, make advances on and otherwise deal in or turn to account produce, goods, materials, commodities, and merchandise generally in their prepared, manufactured or raw state and to undertake, carry on and execute all kinds of financial, commercial, trading, engineering and other manufacturing operations and all businesses wholesale or retail.

(3) To act as consultants, technical advisers, service agents, sales agents and replacement agents or any of the same in connection with the business aforesaid and as marketers, and sellers of electronic technology and as instructors of personnel in any manner in connection with all or any of the said businesses.

(4) To establish, provide and conduct or otherwise subsidize research laboratories and experimental workshops for scientific and technical research and experiments; to undertake and carry on scientific and technical research experiments and tests of all kinds; to promote studies and researches both scientific and technical investigations and inventions by providing, subsidizing, endowing or assisting laboratories, workshops, libraries, meeting and syndicates, chambers of commerce and trade conferences, and by providing or contributing to the remuneration of scientific or technical professors or teachers and by providing or contributing to the remuneration of scientific or technical professors or teachers and by providing or contributing to the award of scholarships, prizes, grants to students or otherwise and generally to encourage, promote and reward studies, research, investigations, experiments, tests and inventions of any kind that may he considered likely to assist any business which the Company is authorized to carry on.

(5) To acquire from any person, firm or body corporate or unincorporated, whether in Hong Kong or elsewhere in the world, technical information, know-how, processes, engineering and operating, data, plans, layouts and blue-prints useful for any of the businesses of the Company and to acquire any grant or licence and other rights and benefits in the foregoing matters and things.

(6) To invent, develop, improve, acquire, use, operate, dispose of and otherwise deal in and turn to account any engineering process or idea or any equipment, machinery or plant in connection therewith.

(7) To acquire by purchase, lease, exchange or otherwise land, buildings and hereditaments of any tenure or description and any estate or interest therein and any rights over or connected with land and to develop and to sell, lease, exchange and otherwise deal with the same.

(8) To carry on all or any of the businesses usually carried on by land companies, land investment companies, land mortgage companies, and building estate companies in all their several branches.

(9) To purchase, take on lease, or in exchange, rent, hire, take options over or otherwise acquire land (with or without buildings thereon) in Hong Kong and land (with or without buildings thereon) of any tenure outside Hong Kong and any estate or interest in, and any rights connected with any such lands.

(10) To develop and turn to account any land acquired by or in which the Company is interested, and in particular by laying out and preparing the same

for building purposes, constructing, altering, pulling down, decorating, maintaining, furnishing, fitting up, and improving buildings, and by planting, paving, draining, farming, cultivating, letting on building lease or building agreement and by advancing money to and entering into contracts and arrangement of all kinds with builders, tenants and others.

(11) To manage any buildings, whether belonging to the Company or not, or let the same or any part thereof for any period and at such rent and on such conditions as the company shall think fit; to collect the rent and income and to supply to tenants and occupiers and other light, heat, air-conditioning, refreshments, attendants, messengers, waiting rooms, reading rooms, lavatories, laundry facilities, electric conveniences, garages, recreation facilities and other advantages which from time to time the Company shall consider desirable, or to provide for such management, letting and advantages, as aforesaid by employing any person, firm or company to carry out or to supply the same on such terms as the Company may think fit.

(12) To carry on business as financiers, capitalists, financial agents, underwriters (but not in respect of life, marine or fire insurance), concessionaires, brokers and merchants and to undertake and carry on and execute all kinds of financial, commercial, trading and other operations and to carry on all or any of the activities of bankers, stockbrokers and dealers in unit trusts, mutual funds and investments of all kinds.

(13) To carry on the business of an investment company and for that purpose to acquire and hold, either in the name of the Company or in that of any nominee, shares, stock, bonds, debentures, debenture stock, notes, obligations and securities issued or guaranteed by any person or company, and to acquire and hold as aforesaid property of any other kind.

(14) To carry on the business of an investment trust company or any part of parts of the business usually carried on by such company.

(15) To carry on business as proprietors and/or managers of hotels, motels, inns, lodging houses, apartment houses, restaurants, refreshment and tea rooms, cafes and milk and snack bars, night-clubs and clubs of all kinds, tavern, beer-house and lodging-house keepers, licensed victuallers, wine, beer and spirit merchants, brewers, maltsters, distillers, importers and manufacturers of aerated, mineral and artificial waters and other drinks, and as caterers and contractors in all their respective branches and as managers and/or proprietors of theatres, cinemas, dance-halls, concert halls, stadiums, billiard rooms, bowling centres and all places of entertainment and radio and television stations and studios.

(16) To carry on all or any of the businesses whether together or separately of proprietors, promoters, producers, organizers, and managers of all kinds of public entertainments, sports, recreation competitions, and amusements

whether indoor or outdoor, and in connection therewith to purchase, lease, hire, construct, provide, operate, equip, furnish and fit out any necessary or convenient land, buildings, facilities, structures, apparatus, and equipment.

(17) To carry on the business of manufacturers and exporters of and dealers in electrical and electronic appliance, components, equipment, instruments, and products of all kinds including computers, and all or any materials and things used for or in connection with the manufacture of such products and all or any articles and things from time to time usually made or sold as associated with or auxiliary to the business of such manufacturers and dealers as aforesaid; and to act as consultants, technical advisers, service agents, sales agents and replacement agents or any of the same in connection with the business aforesaid and as marketers, and sellers of electrical and electronic technology and as instructors of personnel in any manner in connection with all or any of the said businesses.

(18) To carry on the business of manufacturers, producers, refiners, developers, and dealers in all kinds of materials, chemicals, substances, commodities and products whether synthetic, natural, or artificial, including in particular but without limitation to the foregoing, plastics, resins, textiles, fabrics, fibres, feather goods, leather, hair, rubber, balata and goods and articles made from the same and compounds, intermediates, derivatives, and by-products, thereof whether for wearing, attire, or personal or household use or ornament.

(19) To carry on business as timber merchants, sawmill proprietors, coopers, cask makers, joiners, carpenters and cabinet makers, and to buy, sell, prepare for market, import, export, and deal in timber and wood of all kinds, and to manufacture and deal in articles of all kinds in the manufacture of which timber or wood is used.

(20) To carry on business as drapers and hosiers, fashion artists, dressagents, tailors, dressmakers, clothiers, milliners, spinners, weavers, hatters, glovers, boot and shoe manufacturers, embroiderers, hemstitchers, plaiters, pleaters, knitters, lacemakers, costumiers, furriers, pelmet makers, stencillers, painters, dyers, cleaners, washers, renovators, men's, women's and children's and school outfitters, naval, military, colonial, tropical and general outfitters, engineers, electricians, wood and metal workers, tanners, rope manufacturers, ironmongers, and hardware dealers, goldsmiths, silversmiths, watchmakers, and jewellers, fancy goods dealers, depository and repository proprietors, proprietors of transportation services for passengers, animals, mails, and goods, by air, sea, inland waterways and land, upholsterers, furniture dealers, money changers and any other business which may seem to the Company capable of being carried on in connection with the above and calculated directly or indirectly to enhance the value or render profitable any of the Company's property or rights.

(21) To carry on business as general chemists and druggists and to buy, sell, import, export, refine, prepare and otherwise deal in all kinds of

pharmaceutical, medicinal, and chemical preparations, articles and compounds (whether of animal, vegetable or mineral origin), toilet requisites, cosmetics, paints, pigments, oils and oleaginous and saponaceous substances, perfumes and all kinds of unguents and ingredients.

(22) To establish, maintain, and operate sea, air, and land transport enterprises (public and private) and all ancillary services and, for these purposes or as independent undertakings, to purchase, take in exchange, charter, hire, build, construct, own, work, manage, and otherwise trade with any kind of ship, vessel, aircraft, flying machine, vehicle, cycle, coach, wagon, or carriage (however powered), with all necessary and convenient equipment, engines, tackle, gear, furniture, fittings, and stores or any shares or interests in ships, vessels, aircraft, flying machines, motor and other vehicles, cycle, carriages, coaches or wagons, including shares, stocks, or securities of companies possessed of or interested in any of the above modes of transport, and to maintain, repair, fit out, refit, improve, insure, alter, sell, exchange or let out on hire or hire purchase, or otherwise deal with and dispose of any ship, vessel, aircraft, flying machine, vehicle, cycle, carriage, coach, wagon, shares, stock, and securities, or any of the engines, tackle, gear, furniture, equipment, and stores of the Company.

(23) To establish and carry on in Hong Kong and any other countries schools at or by means of which students in any manner whether by post, personal attendance or otherwise may obtain education and instruction and particularly in or with regard to but without being limited to architecture, architectural, mechanical, geometrical and other drawing and designing, surveying, mapping, book-keeping, shorthand, speed-reading, type-writing and other secretarial training, civil, mechanical, electrical, marine and other engineering, building and other constructional work, heating and ventilation, electronics, micro-electronics, biotechnology, computer science and technology, chemistry, mining, metallurgy, geology, commerce, hotel and restaurant management and services, spinning, weaving and sign-writing and painting, agriculture, horticulture, dairy and other farming, and stock and other breeding, forestry, professions ancillary to medicine, law, languages, mathematics, seamanship, navigation, geography and history, music, arts, elocution, journalism, games, sports, recreations, exercises and pastimes, economics, commerce, industry, and all other subjects whatsoever that may be included in a commercial, technical, scientific, classical or academic education, or may be conducive to knowledge of or skill in any trade, pursuit or calling and to provide for the giving and holding of lectures, scholarships, exhibitions classes and meetings for the promotion or advancement of education.

(24) To provide a school or schools, lecture, class or examination room or rooms, office or offices, board, lodging and attendance and all other necessities and conveniences for or to students and for or to teachers, lecturers, clerks, employees and officers employed temporarily or otherwise by the Company,

and to afford them facilities for study, research, cultivation, teaching culture, and performance of the tasks and duties allotted to them respectively.

(25) To carry on all or any of the businesses of booksellers, book manufacturers, bookbinders, printers, publishers and proprietors of newspapers, magazines, books, periodicals, tickets, programmes, brochures, promotional literature and other publications whatsoever of all description, machine, letterpress and copperplate printers, rollform and automatic printers, colour printers, lithographers, type founders, stereotypers, electrotypers, photographic printers, engravers, diesinkers, designers, draughtsmen, newsagents, pressagents, journalists, literary agents, stationers, manufacturers of and dealers in engravings, prints, pictures, and drawings, advertising agents and contractors, artists, sculptors, designers, decorators, illustrators, photographers and dealers in photographic supplies and equipment of all kinds, film makers, producers and distributors, publicity agents, display, specialists and any other business which may seem to the Company capable of being carried on in connection with the above.

(26) To acquire, sell, own, lease, let out to hire, administer, manage, control, operate, construct, repair, alter, equip, furnish, fit out, decorate, improve and otherwise deal in works, buildings, and conveniences of all kinds which expression without prejudice to the generality of the foregoing shall include railways, tramways, docks, harbours, piers, wharves, canals, reservoirs, embankments, dams, irrigations, reclamations, sewage, drainage and sanitary works, water, gas, oil, motor, electrical, telephonic, telegraphic and power supply works.

(27) To buy, sell, manufacture, construct, repair, alter, convert, refit, salve, raise, fit out, rig out, scrap, let on hire and otherwise deal in timber, iron, steel, metal, glass, minerals, ores, machinery, rolling-stock, plant, equipment, utensils, instruments, implements, tools, apparatus, appliances, materials, fuels, and products and commodities of all kinds and of whatever substance and for any purpose whatsoever.

(28) To carry on the trade or business of steel makers, steel converters, ironmasters, colliery proprietors, coke manufacturers, miners, smelters, millwrights, carpenters, joiners, boiler makers, plumbers, brass founders, building material suppliers and manufacturers, tinplate manufacturers and iron founders in all their respective branches, and to purchase, take on lease, or otherwise acquire any mines, wells, quarries, and metalliferous land and any interests therein and to explore, work, exercise, develop and otherwise turn to account the same; to crush, win, get, quarry, smelt, calcine, refine, dress, amalgamate, manipulate, and otherwise process and prepare for market ores, metals, precious stones, and mineral substances of all kinds, and to carry on any other metallurgical operations which may seem conducive to the Company's objects.

(29) To carry on the business of producers, pumpers, refiners, storers, suppliers, transporters, distributors and retailers of, and dealers in, petroleum, petroleum products and by-products, other mineral oils and by-products and liquid and gaseous hydro-carbons and by-products, and to search for, inspect, examine, prospect and explore, work, take on lease, purchase, or otherwise acquire, or obtain rights or interests in lands, sea-beds and other places in any part of the world which may seem to the Company capable or possibly capable of affording a supply of mineral oil or gas, and to establish, utilise and turn to account wells, pumping stations, pipe-lines and all such other works and conveniences as are deemed desirable.

(30) To act as business and tax consultants and advisers and to employ experts to investigate and examine into the condition, prospects, value, character and circumstances of any business concerns and undertakings, and generally of any assets, property, or rights.

(31) To act as directors, accountants, secretaries and registrars of companies incorporated by law or societies or organisations (whether incorporated or not).

(32) To hold in trust as trustees or as nominees of any person or persons, company, corporation, or any charitable or other institution in any part of the world, whether incorporated or not, and to manage, deal with and turn to account, any real and personal property of any kind.

(33) To act as nominees, trustees or agents for the receiving, payment, loan, repayment, transmission, collection and investment of money, and for the purchase, sale, improvement, development and management of any real or personal property, including business concerns and undertakings, both in Hong Kong and abroad.

(34) To vest any real or personal property, rights or interest acquired by or belonging to the Company in any person or company on behalf of or for the benefit of the Company, and with or without any declared trust in favour of the Company.

(35) To take, or otherwise acquire, and hold shares, debentures, or other securities of any other company.

(36) To invest and deal with the money of the Company not immediately required in such manner as may from time to time be thought fit.

(37) To borrow or raise or secure the payment of money in such manner as the Company may think fit and to secure the same or the repayment or performance of any debt, liability, contract, guarantee or other engagement incurred or to be entered into by the Company in any way and in particular by the issue of debentures perpetual or otherwise, charged upon all or any of the

Company's property (both present and future), including its uncalled capital; and to purchase, redeem, or pay off any such securities.

(38) To stand surety for or to guarantee, support or secure the performance of all or any of the obligations of any person, firm or company whether jointly with any other person, firm or company and/or severally and whether by personal convenant or by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company, both present and future, including its uncalled capital or by both such methods; and in particular but without limiting the generality of the foregoing, to guarantee, support or secure whether jointly with any other person, firm or company and/or severally and whether by personal covenant or by any such mortgage, charge or lien or by both such methods the performance of all or any of the obligations (including the repayment or payment of the principal and premium of and interest on any securities) of any company which is for the time being the Company's holding company (as such term is defined and used in the Companies Ordinance) or another subsidiary (as defined by the said Ordinance) of any such holding company.

(39) To enter into any arrangements with any Government or authority, supreme, municipal, local, or otherwise, that may seem conducive to the Company's objects, or any of them; and to obtain from any such Government or authority any rights, privileges, and concessions which the Company may think it desirable to obtain; and to carry out, exercise, and comply with any such arrangements, rights, privileges, and concessions.

(40) To apply for, secure, acquire by grant, legislative enactment, assignment, transfer, purchase, or otherwise, and to exercise, carry out, and enjoy any charter, licence, power, authority, franchise, concession, right, or privilege, which any Government or authority or any corporation or other public body may be empowered to grant; and to pay for, aid in, and contribute towards carrying the same into effect; and to appropriate any of the Company's shares, debentures, or other securities and assets to defray the necessary costs, charges, and expenses thereof.

(41) To apply to any Tribunal in Hong Kong for any purpose and in particular for an order excluding any premises of the Company or premises which the Company is interested in from the further application of Part I of the Landlord and Tenant (Consolidation) Ordinance, to pay compensation to the tenants, sub-tenants or occupiers of such premises, and to demolish and rebuild the same.

(42) To appoint sales agents to sell any of the products of the Company and any goods, foods, stores, chattels and things for which the Company is agent or in any other way whatsoever interested or concerned in any part of the world.

(43) To provide or procure the provision by others of every and any service, need, want or requirement of any business nature required by any person, firm or company in or in connection with any business carried on by them.

(44) To insure with any company or person against losses, damages, risks and liabilities of all kinds which may affect the Company and to act as agents and brokers for placing insurance risks of all kinds in all its branches.

(45) To acquire and undertake the whole or any part of the business, property, and liabilities of any person or company carrying on any business which the Company is authorised to carry on, or possessed of property suitable for the purposes of the Company.

(46) To amalgamate or enter into partnership or into any arrangement for sharing of profits, union of interest, co-operation, joint adventure, reciprocal concession, or otherwise, with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(47) To promote any other company or companies for the purpose of acquiring or taking over all or any of the property, rights, and liabilities of the Company, or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(48) To procure the Company to be registered or recognized in any country or place outside Hong Kong.

(49) To apply for, purchase, or otherwise acquire any patents, patent rights, copyrights, trade marks, formulas, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited right to use, or any secret or other information as to, any invention which may seem capable of being used for any of the purposes of the Company, or the acquisition of which may seem calculated directly or indirectly to benefit the Company; and to use, exercise, develop, or grant licences in respect of, or otherwise turn to account, the property, rights, or information so acquired.

(50) To purchase, take on lease or in exchange, hire, and otherwise acquire any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business, and in particular any land, buildings, easements, machinery, plant, and stock in trade.

(51) To purchase, transfer, assign, sell, exchange, surrender, lease, mortgage, charge, convert, or otherwise deal in all the property of the Company or any part thereof or its rights, interests and privileges of all kinds and in particular

mortgages, loans, produce, stock-in-trade, plant, machinery, concessions, options, contracts, patents, inventions, annuities, licences, formulas, copyrights, book debts, claims and choses in action of all kinds.

(52) To construct, improve, maintain, develop, work, manage, carry out, or control any buildings, works, factories, mills, roads, ways, tramways, railways, branches or sidings, bridges, reservoirs, watercourses, wharves, warehouses, electric works, shops, stores, and other works and conveniences which may seem calculated directly or indirectly to advance the Company's interests; and to contribute to, subsidize, or otherwise assist or take part in the construction, improvement, maintenance, development, working management, carrying out, or control thereof.

(53) To lend and advance money or give credit to any person, firm or company; to guarantee, and give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company; to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company; and otherwise to assist any person or company.

(54) To give guarantees or indemnities (except fire and marine insurance indemnities) or provide security for any purpose whatsoever, with or without the Company's receiving any consideration or advantage therefor, and whether jointly or jointly and severally with any other person, firm or company, and in particular (without prejudice to the generality of the foregoing) to guarantee, give indemnities for, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company or by both such methods or in any other manner, the performance of any contract, obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of any person, firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the Company or another subsidiary of a holding company of the Company or otherwise associated with the Company.

(55) To remunerate any person or company for services rendered, or to be rendered, in placing or assisting to place or guaranteeing the placing of any of the shares in the Company's capital or any debentures, or other securities of the Company, or in or about the organization, formation, or promotion of the Company or the conduct of its business.

(56) To establish and give effect to any scheme or arrangement for sharing profits with, or giving bonuses to, employees, whether involving the issue of shares in the Company or not, and generally to remunerate any person for services

rendered wholly or partly by shares which may be issued as fully or partly paid up.

(57) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts, and conveniences calculated to benefit employees or directors or past employees or directors of the Company or of its predecessors in business, or the dependants or connexions of any such persons; and to grant pensions and allowances; and to make payments towards insurance; and to subscribe or guarantee money for charitable or benevolent objects, or for any exhibition, or for any public, general, or useful object.

(58) To draw, make, accept, endorse, discount, execute, and issue promissory notes, bills of exchange, bills of lading, and other negotiable or transferable instruments.

(59) To sell or dispose of the undertaking of the company or any part thereof for such consideration as the company may think fit, and in particular for shares, debentures, or securities of any other company having objects altogether or in part similar to those of the Company.

(60) To adopt such means of making known and advertising the business and products of the Company as may seem expedient.

(61) To apply for, promote, and obtain any statute, order, regulation, or other authorization or enactment which may seem calculated directly or indirectly to benefit the Company; and to oppose any bills, proceedings, or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

(62) To sell, improve, manage, develop, exchange, lease, dispose of, turn to account, or otherwise deal with all or any part of the property and rights of the Company.

(63) To issue and allot fully or partly paid shares in the capital of the Company in payment or part payment of any real or personal property purchased or otherwise acquired by the Company or any services rendered to the Company.

(64) To distribute any of the property of the Company among the members in kind or otherwise but so that no distribution amounting to a reduction of capital shall be made without the sanction required by law.

(65) To take or hold mortgages, liens, and charges to secure payment of the purchase price, or any unpaid balance of the purchase price, of any part of the Company's property of whatsoever kind sold by the Company, or any money due to the Company from purchasers and others.

(66) To receive and hold for its own use, benefit on behalf or in trust or otherwise moneys and other property and estates, real, personal, and mixed, of whatever kind and nature and the same to invest, reinvest, manage, settle, control, sell and dispose of in any manner and to collect, invest, reinvest, manage, adjust, and in any manner to dispose of the income, profits, and interest arising therefrom upon such terms as may be agreed upon between the Company and the persons contracting with it.

(67) To carry out all or any of the objects of the company and do all or any of the above things in any part of the world and either as principal, agent, contractor, or trustee, or otherwise, and by or through subsidiary allied or associated companies, trustees or agents or otherwise, and either alone or in conjunction with others.

(68) To carry on business and maintain branches abroad in any part of the world for all or any of the purposes herein set forth.

(69) To carry on any other business which may seem to the Company capable of being conveniently carried on in connexion with its business or calculated directly or indirectly to enhance the value of or render profitable any of the Company's property or rights.

(70) To do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the Company.

It is hereby declared that:-

(i) where the context so admits the word "company" in this clause shall be deemed to include any government, or any statutory, municipal or public body, or any body corporate, or any incorporated association (including a partnership), or any other body of persons whether or not incorporated and whether domiciled in Hong Kong or elsewhere; and

(ii) the objects specified in each of the paragraphs of this clause shall be regarded as independent objects, and accordingly shall in no wise be limited or restricted (except where otherwise expressed in such paragraphs) by reference to or inference from the terms of any other paragraph, but may be carried out in as full and ample a manner and construed in as wide a sense as if each of the said paragraphs defined the objects of a separate and distinct company.

Fourth:- The liability of the Members is limited.

Capital reorganisation confirmed by Court Order effective from 8th December, 2005 and the par value of shares is $0.5 each following consolidation of shares effective from 19th December, 2005.

Fifth:- The capital of the Company is HK$1,500,000,000 divided into 3,000,000,000 shares of HK$0.50 each. Upon any increase of capital the company is to be at liberty to issue any new shares either in Hong Kong Dollars or in any other currency or partly in one currency and partly in another and with any preferential, deferred, qualified or special rights, privileges or conditions attached thereto. The rights for the time being attached to any shares having preferential, deferred, qualified, or special rights, privileges or conditions attached thereto may be altered or dealt with in accordance with the accompanying Articles of Association but not otherwise.

We, the several persons, whose names, addresses and descriptions are hereto subscribed, are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite to our respective names:-

Names, Addresses and Descriptions of Subscribers	Number of Shares taken by each Subscriber
(Sd.) LIU XUE FEI LIU XUE FEI Room 2404 115-119 Queen's Road West Hong Kong Merchant	One
(Sd.) WONG SHEUNG KWONG WONG SHEUNG KWONG Room 2404 115-119 Queen's Road West Hong Kong Merchant	One
Total Number of Shares Taken	Two

Dated the 25th day of February 1982.

WITNESS to the above signatures:

(Sd.) Ambrose Wing Sum CHEUNG
Solicitor
Hong Kong.

THE COMPANIES ORDINANCE (CHAPTER 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

(Reprinted with all amendments up to 5th June, 2009)

OF

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

(Name changed on 17th August, 1993)

Table A

1. The regulations contained in Table A in the First Schedule to the Companies Ordinance shall not apply to the Company.

Other regulations excluded.

Interpretation

2. The marginal notes to these Articles shall not be deemed to be part of these Articles and shall not affect their interpretation and in the interpretation of these Articles, unless there be something in the subject or context inconsistent therewith:-

Interpretation

"address" shall have the ordinary meaning given to it and shall include any facsimile number, electronic number or address or website used for the purposes of any communication pursuant to "these Articles" or "these presents";

address.

"these Articles" or "these presents" shall mean these Articles of Association in their present form and all supplementary, amended or substituted articles for the time being in force;

these Articles. these presents.

"associate" has the meaning given in the Listing Rules as amended from time to time;

associate.

"Auditors" shall mean the persons for the time being performing the duties of that office; Auditors.

"the Board" or "the Directors" shall mean the Directors from time to time of the Company or (as the context may require) the majority of Directors present and voting at a meeting of the Directors; Board Director.

"business day" shall mean any day on which the Stock Exchange is open for business of dealing in securities; business day.

"call" shall include any instalment of a call; call.

"capital" shall mean the share capital from time to time of the Company; capital.

"the Chairman" shall mean the Chairman presiding at any meeting of members or of the Board; Chairman.

"clearing house" means a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as modified from time to time; clearing house.

"the Company" or "this Company" shall mean the abovenamed Company; the Company.

"the Companies Ordinance" or "the Ordinance" shall mean the Companies Ordinance (Chapter 32 of the laws of Hong Kong) and any amendments thereto or re-enactment thereof for the time being in force and includes every other ordinance incorporated therewith or substituted therefor and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance; Companies Ordinance. the Ordinance.

"dividend" shall include scrip dividends, distributions in specie or in kind, capital distributions and capitalisation issues, if not inconsistent with the subject or context; dividend.

"$" or "dollars" shall mean dollars in the lawful currency of Hong Kong; dollars.

"electronic communication" means a communication sent by electronic means; electronic communication.

"electronic means" means the transmission of any communication from the Company in any form through any medium electronic means.

(including but not limited to electronic mail or publication on the Company's website, or publication on the Company's computer network or publication on the website of the Stock Exchange or the website of any stock exchange on which any securities of the Company are listed and/or permitted to be dealt in);

"Electronic Signature" means an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication; — electronic signature.

"Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China; — Hong Kong.

"Listing Rules" means The Rules Governing the Listing of Securities on the Stock Exchange, as from time to time supplemented, amended, substituted or replaced; — Listing Rules.

"month" shall mean a calendar month; — month.

"newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purposes of Section 71A of the Companies Ordinance by the Chief Secretary for Administration; — newspaper.

"the register" shall mean the register of members and includes any branch register to be kept pursuant to the provisions of the Companies Ordinance; — the register.

"Registered Office" shall mean the registered office for the time being of the Company; — registered office.

"seal" shall mean the common seal from time to time of the Company and includes, unless the context otherwise requires, any official seal that the Company may have as permitted by these Articles and the Ordinance; — seal.

"Secretary" shall mean the person or corporation for the time being performing the duties of that office; — Secretary.

"share" shall mean any share in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied; — share.

"shareholders" or "members" shall mean the duly registered holders from time to time of the shares in the capital of the Company;

shareholders. members.

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

Stock Exchange.

"in writing" means written or printed or printed by lithography or printed by photography or typewritten or produced by any other mode of representing words in a visible form or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

in writing.

reference to a document being executed include reference to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the applicable laws, rules and regulations, by Electronic Signature or by any other method;

execution of a document.

reference to a document to the extent permitted by, and in accordance with the applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not;

form of a document.

words denoting the singular shall include the plural and words denoting the plural shall include the singular;

singular and plural.

words importing any gender shall include every gender; and

gender.

words importing person shall include partnerships, firms, companies and corporations.

persons, companies.

Subject as aforesaid, any words or expressions defined in the Ordinance (except any statutory modification thereof not in force when these Articles become binding on the Company) shall, if not inconsistent with the subject and/or context, bear the same meaning in these Articles, save that "company" shall where the context permits include any company incorporated in Hong Kong or elsewhere.

Ordinance to bear same meaning in Articles.

References to any Articles by number are to the particular Article of these Articles.

3. *(a)* Without prejudice to any special rights previously conferred on the holders of existing shares, any share may be issued with such preferred, deferred, or other special rights or privileges, or such

Issue of shares.

restrictions, whether in regard to dividend, voting, return of share capital, or otherwise, as the Company may from time to time by ordinary resolution determine (or, in the absence of any such determination, as the Board may determine), and any preference share may, with the sanction of a special resolution, be issued on the terms that it is, or at the option of the Company is liable, to be redeemed.

Warrants.

(b) The Board may issue warrants to subscribe for any class of shares or securities of the Company on such terms as it may from time to time determine. Where share warrants are issued to bearer, no new warrant shall be issued to replace one that has been lost unless the Board is satisfied beyond reasonable doubt that the original has been destroyed.

How rights of shares may be modified.

4. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these regulations relating to general meetings shall *mutatis mutandis* apply, but so that the necessary quorum shall be 2 persons at least holding or representing by proxy or by authorised representative one-third in nominal value of the issued shares of the class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, that any holder of shares of the class present in person or by proxy or by authorised representative may demand a poll and that at any adjourned meeting of such holders one holder present in person or by proxy or by authorised representative (whatever the number of shares held by him) shall be a quorum.

Shares and Increase of Capital

Share captial. Capital reorganisation confirmed by Court Order effective from 8th December, 2005 and the par value of shares is $0.5 each following consolidation of shares effective from 19th December, 2005.

5. *(a)* The share capital of the Company shall be divided into shares of a par value of $0.10 each.

(b) The Company may exercise any powers conferred or permitted by the Ordinance or any other ordinance from time to time to acquire its own shares or to give directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company and should the Company acquire its own shares neither the Company nor the Board shall be required to select the shares to be acquired rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares provided always

that any such acquisition or financial assistance shall only be made or given in accordance with any relevant rules or regulations issued by the Stock Exchange or the Securities and Futures Commission from time to time.

6. The Company in general meeting may from time to time, whether all the shares for the time being authorised shall have been issued or all the shares for the time being issued shall have been fully paid up or not, by ordinary resolution increase its share capital by the creation of new shares, such new capital to be of such amount and to be divided into shares of such respective amounts as the resolution shall prescribe.

Power to increase capital.

7. Without prejudice to any special rights previously conferred on the holders of existing shares, any new shares shall be issued upon such terms and conditions and with such preferred, deferred, or other special rights or privileges, or such restrictions, whether in regard to dividend, voting, return of share capital, or otherwise, as the Company in the general meeting resolving upon the creation thereof shall determine or, in the absence of any such determination, as the Board may determine.

Conditions on which new shares to be issued.

8. The Company may by ordinary resolution, before the issue of any new shares, determine that the same, or any of them, shall be offered in the first instance, and either at par or at a premium, to all the existing holders of any class of shares in proportions as nearly as may be to the number of shares of such class held by them respectively, or make any other provisions as to the issue and allotment of the new shares, but in default of any such determination, or so far as the same shall not extend, the new shares may be dealt with as if they formed part of the shares in the capital of the Company existing prior to the issue of the new shares.

When to be offered to existing members.

9. Except so far as otherwise provided by the conditions of issue, or by these Articles, any capital raised by the creation of new shares shall be treated as if it formed part of the original capital of the Company, and such shares shall be subject to the provisions contained in these Articles with reference to the payment of calls and instalments, transfer and transmission, forfeiture, lien, cancellation, surrender, voting and otherwise.

New shares treated as forming part of original capital.

10. Subject to the provisions of the Companies Ordinance (and in particular Section 57B thereof) and of these Articles relating to new shares, all unissued shares in the Company shall be at the disposal of the Board, which may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times, for such consideration and generally on such terms as the Board shall in its absolute discretion think fit, but so that no shares shall be issued at a discount, except in accordance with the provisions of the Companies Ordinance.

Shares at the disposal of the Board.

11. The Company may at any time pay a commission not exceeding ten per cent. to any person for subscribing or agreeing to subscribe (whether absolutely or conditionally) for any shares in the Company, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the Company, but so that if the commission shall be paid or payable out of capital the conditions and requirements of the Ordinance shall be observed and complied with, and the commission shall not exceed ten per cent., in each case, of the price at which the shares are issued.

Company may pay commission.

12. If any shares in the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings, or the provision of any plant which cannot be made profitable for a lengthened period, the Company may pay interest on so much of such share capital as is for the time being paid up for the period and subject to the conditions and restrictions mentioned in the Ordinance, may charge the sum so paid by way of interest to capital as part of the cost of construction of the works or buildings, or the provision of plant.

Power to charge interest to capital.

13. Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

Company not to recognise trusts in respect of shares.

Register of Members and Share Certificates

14. *(a)* The Board shall cause to be kept a register of members, and there shall he entered therein the particulars required under the Companies Ordinance.

Share register.

(b) Subject to the provisions of the Companies Ordinance, if the Board considers it necessary or appropriate, the Company may establish and maintain a branch register of members at such location outside Hong Kong as the Board thinks fit.

Branch register.

15. Every person whose name is entered as a member in the register shall be entitled to receive within two months after allotment or within ten business days after lodgment of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or, if he shall so request, in a case where the allotment or transfer is of a number of shares in excess of the number for the time being forming a stock exchange board lot, upon payment, in the case of a transfer, of such amount prescribed by the Stock Exchange or such lesser

Share certificates.

sum as the Board shall from time to time determine for every share certificate after the first, such number of certificates for shares in stock exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the shares in question, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

Share certificates to be sealed.

16. Every certificate for shares or warrants or debentures or representing any other form of securities of the Company shall be issued under the seal of the Company, which for this purpose may be any official seal as permitted by Section 73A of the Ordinance.

Particulars to be specified in certificate.

17. Every share certificate hereafter issued shall specify the number and class and distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid thereon, and may otherwise be in such form as the Board may from time to time prescribe. No certificate shall be issued representing shares of more than one class.

Joint holders.

18. *(a)* The Company shall not be bound to register more than four persons as joint holders of any share.

(b) If any share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the share.

Replacement of share certificates.

19. If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, not exceeding such amount as shall for the time being be prescribed by the Stock Exchange and on such terms and conditions, if any, as to publication of notices, evidence and indemnity as the Board thinks fit and in the case of wearing out or defacement, after delivery up of the old certificate. In the case of destruction or loss, the person to whom such replacement certificate is given shall also bear and pay to the Company any exceptional costs and the reasonable out-of-pocket expenses incidental to the investigation by the Company of the evidence of such destruction or loss and of such indemnity.

Lien

Company's lien

20. The Company shall have a first and paramount lien on every share (not being a fully paid up share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of such share; and the Company shall also have a first and paramount lien

and charge on all shares (other than fully paid up shares) standing registered in the name of a member, whether singly or jointly with any other person or persons, for all the debts and liabilities of such member or his estate to the Company and whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends and bonuses declared in respect thereof. The Board may at any time either generally or in any particular case waive any lien that has arisen, or declare any share to be exempt wholly or partially from the provisions of this Article.

Lien extends to dividends and bonuses.

Sale of shares subject to lien.

21. The Company may sell, in such manner as the Board thinks fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged, nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of the sum presently payable or specifying the liability or engagement and demanding fulfilment or discharge thereof and giving notice of intention to sell in default shall have been given to the holder for the time being of the shares or the person entitled by reason of his death or bankruptcy to the shares.

Application of proceeds of such sale.

22. The net proceeds of such sale after the payment of the costs of such sale shall be applied in or towards payment or satisfaction of the debt or liability or engagement in respect whereof the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the time of the sale. For giving effect to any such sale, the Board may authorise some person to transfer the shares sold to the purchaser and may enter the purchaser's name in the register as holder of the shares, and the purchaser shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Calls on Shares

Calls.

23. The Board may from time to time make such calls as it may think fit upon the members in respect of all moneys unpaid on the shares held by them respectively and not by the conditions of allotment thereof made payable at fixed times. A call may be made payable either in one sum or by instalments. The Board may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to

be paid and in the times of payment. The provisions of these Articles with respect to calls may in any share incentive scheme approved by the Company be varied with respect to any shares issued pursuant to such scheme.

24. Fourteen days' notice at least of any call shall be given specifying the time and place of payment and to whom such call shall be paid.

Notice of call.

25. A copy of the notice referred to in Article 24 shall be sent to members in the manner in which notices may be sent to members by the Company as herein provided.

Copy of notice to be sent to members.

26. Every member upon whom a call is made shall pay the amount of every call so made on him to the person and at the time or times and place or places as the Directors shall appointed.

Every member liable to pay call at appointed time and place.

27. Notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the members by notice to be inserted once in The Hongkong Government Gazette and once at least in both an English language newspaper in English and a Chinese language newspaper in Chinese and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided.

Notice of call may be advertised.

28. A call shall be deemed to have been made at the time when the resolution of the Board authorising such call was passed.

When call deemed to have been made.

29. The joint holders of a share shall be severally as well as jointly liable for the payment of all calls and instalments due in respect of such share or other moneys due in respect thereof.

Liability of joint holders.

30. The Board may from time to time and at its absolute discretion extend the time fixed for any call, and may similarly extend such time as to all or any of the members, whom from residence outside Hong Kong or other cause the Board may deem entitled to any such extension, but no member shall be entitled to any such extension except as a matter of grace and favour.

Board may extend time fixed for call.

31. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest for the same at such rate not exceeding twenty per cent. per annum as the Board shall fix from the day appointed for the payment thereof to the time of the actual payment, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

Interest on unpaid calls.

32. No member shall be entitled to receive any dividend or bonus or to be present and vote (save as proxy for another member) at any general meeting either personally or by proxy, to be reckoned in a quorum. or to exercise any other privilege as a member until all calls or instalments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

Suspension of privileges while call unpaid.

33. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

Evidence in action for call.

34. Any sum which by the terms of allotment of a share is made payable upon allotment, or at any fixed date, whether on account of the nominal value of the share and/or by way of premium, shall for all purposes of these Articles be deemed to be a call duly made and payable on the date fixed for payment, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture and the like, shall apply as if such sums had become payable by virtue of a call duly made and notified.

Sums payable on allotment deemed a call.

35. The Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money's worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him and upon all or any of the moneys so advanced the Company may pay interest at such rate (if any) not exceeding twenty per cent. per annum as the Board may decide provided that until a call is made any payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the shares or the due portion of the shares upon which payment has been advanced by such member before it is called up. The Board may at any time repay the amount so advanced upon giving to such member not less than one month's notice in writing of their intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced.

Payment of calls in advance.

Transfer of Shares

36. All transfers of shares may be effected by transfer in writing in the usual or common form or in a form prescribed by the Stock Exchange or in such other form as the Board may accept and may be

Form of transfer.

executed under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. All instruments of transfer must be left at the Registered Office or at such other place as the Board may appoint.

Execution of transfer.

37. The instrument of transfer of any share shall be executed by or on behalf of the transferor and by or on behalf of the transferee, and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect thereof. Without prejudice to Article 36, the aforegoing shall not preclude the Board from recognizing an instrument of transfer of any share on which there shall appear machine imprinted signatures of the transferor and/or transferee. Nothing in these Articles shall preclude the Board from recognising a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

Board may refuse to register transfers.

38. The Board may , in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

Requirements as to transfer.

39. The Board may also decline to recognise any instrument of transfer unless:-

(a) a fee of such amount as shall for the time being be prescribed by the Stock Exchange or such lesser sum as the Board shall from time to time require is paid to the Company for registering any transfer or other document relating to or affecting the title to the shares involved or for otherwise making an entry in the register relating to such shares;

(b) the instrument of transfer is left at the Registered Office or at such place as the Directors may from time to time determine accompanied by the certificate of the shares to which it relates, and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(c) the instrument of transfer is in respect of only one class of shares;

(d) the shares concerned are free of any lien in favour of the Company; and

(e) the instrument of transfer is duly and properly stamped.

No transfer to an infant etc.

40. No transfer shall be made to an infant or to a person of unsound mind or under other legal disability.

Notice of refusal.

41. If the Board shall refuse to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send notice of such refusal, as required by Section 69 of the Ordinance.

Certificate on transfer.

42. Upon every transfer of shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the shares transferred to him, and if any of the shares included in the certificate so given up shall be retained by the transferor a new certificate in respect thereof shall be issued to him. The Company shall also retain the transfer.

When transfer books and register may be closed.

43. The registration of transfers may be suspended and the register closed at such times and for such periods as the Board may from time to time determine and either generally or in respect of any class of shares, provided always that such registration shall not be suspended or the register closed for more than thirty days in any year or, with the approval of the Company in general meeting, sixty days in any year.

Transmission of Shares

Death of registered holder or joint holder of shares.

44. In the case of the death of a member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest in the shares: but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

Registration of personal representatives and trustees in bankruptcy.

45. Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence as to his title being produced as may from time to time be required by the Board, and subject as hereinafter provided either be registered himself as holder of the share or elect have some person nominated by him registered as the transferee thereof.

Notices of election to be registered.

46. If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in

writing signed by him stating that he so elects. If he shall elect to have his nominee registered, he shall testify his election by executing to his nominee a transfer of such share. All the limitations, restrictions and provisions of these presents relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer executed by such member.

Registration of nominee.

47. A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share. However, the Board may, if they think fit, withhold the payment of any dividend payable or other advantages in respect of such share until such person shall become the registered holder of the share or shall have effectually transferred such share, but, subject to the requirements of Article 79 being met, such a person may vote at meetings.

Retention of dividends, etc., of shares of deceased or bankrupt member.

Forfeiture of Shares

48. If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Board may, at any time thereafter during such time as any part of the call or instalment remains unpaid, without prejudice to the provisions of Article 32 hereof, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment.

If call or instalment not paid, notice may be given.

49. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

Form of notice.

50. If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture. The Board may accept the surrender of any shares liable to be forfeited hereunder and in such cases references in these Articles to forfeiture shall include surrender.

If notice not complied with shares may be forfeited.

51. Any share so forfeited shall be deemed to be the property of the Company, and may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors thinks fit and at any time

Forfeited share to become property of Company.

before a sale or disposal the forfeiture may be cancelled on such terms as the Directors thinks fit.

52. A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the Board shall in their discretion so requires) interest thereon from the date of forfeiture until payment at such rate not exceeding twenty per cent. per annum as the Board may prescribe, and the Board may enforce the payment thereof if it thinks fit, and without any deduction or allowance for the value of the shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

Amounts to be paid notwithstanding forfeiture.

53. A statutory declaration in writing that the declarant is a Director or Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposal thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Evidence of forfeiture, and transfer of forfeited share.

54. When any share shall have been forfeited, notice of the resolution shall be given to the member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be invalidated by any failure to give such notice or make such entry as aforesaid.

Notice after forfeiture.

55. Notwithstanding any such forfeiture as aforesaid the Directors may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon

Power to buy back forfeited share.

and expenses incurred in respect of the share, and upon such further terms (if any) as they think fit.

56. The forfeiture of a share shall not prejudice the right of the Company to any call already made or instalment payable thereon.

Forfeiture not to prejudice Company's right to call or instalment.

57. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Forfeiture for non-payment of any sum due on shares.

Stock

58. The Company may by ordinary resolution convert any paid up shares into stock, and may from time to time by like resolution reconvert any stock into paid up shares of any denomination.

Power to convert shares into stock.

59. The holders of stock may transfer the same or any part thereof in the same manner, and subject to the same regulations as and subject to which the shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit, but the Directors may from time to time, if it thinks fit, fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose. No warrants to bearer shall be issued in respect of any stock.

Transfer of stock.

60. The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding up, voting at meetings, and other matters, as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred such right, privilege or advantage.

Rights of stockholders.

61. All such of the provisions of these presents as are applicable to paid up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Interpretation.

Alteration of Capital

62. *(a)* The Company may from time to time by ordinary resolution:-

Consolidation and division of capital and sub-division and cancellation of shares.

(i) consolidate and divide all or any of its share capital into

shares of larger or smaller amount than its existing shares; on any consolidation of fully paid shares into shares of larger amount, the Board may settle any difficulty which may arise as it thinks expedient and in particular (but without prejudice to the generality of the foregoing) may as between the holders of shares to be consolidated determine which particular shares are to be consolidated into each consolidated share, and if it shall happen that any persons shall become entitled to fractions of a consolidated share or shares, such fractions may be sold by some person appointed by the Board for that purpose, and the person so appointed may transfer the shares so sold to the purchaser thereof and the validity of such transfer shall not be questioned, and so that the net proceeds of such sale (after deduction of the expenses of such sale) may either be distributed among the persons who would otherwise be entitled to a fraction or fractions of a consolidated share or shares rateably in accordance with their rights and interests or may be paid to the Company for the Company's benefit;

(ii) cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; and

(iii) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of the Ordinance, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as the Company has power to attach to unissued or new shares.

(b) The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner authorised and subject to any conditions prescribed by law.

Reduction of capital.

General Meetings

63. The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it; and not more than fifteen months shall elapse between the date of one annual general

When annual general meeting to be held.

meeting of the Company and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

64. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Extraordinary general meetings.

65. The Directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on requisition as provided by the Companies Ordinance, or, in default, may be convened by the requisitionists.

Convening of extraordinary general meetings.

66. An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company.

Notice of meetings.

67. *(a)* The accidental omission to give any such notice to, or the non-receipt of any such notice by, any person entitled to receive such notice shall not invalidate any resolution passed or any proceeding at any such meeting.

As to omission to give notice.

(b) In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

Proceedings at General Meetings

68. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of sanctioning dividends, the reading, considering and adopting of the accounts and balance sheet and the reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the election of Directors and appointment of Auditors and other officers in the place of those retiring, the fixing of the remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors.

Special business.

69. For all purposes the quorum for a general meeting shall be three members present in person or by proxy or (in the case of a member being a corporation by its duly authorized representative) and entitled to vote. No business shall be transacted at any general meeting unless the requisite quorum shall be present at the commencement of the business.

Quorum.

70. If within fifteen minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week and at such time and place as shall be decided by the Board, and if at such adjourned meeting a quorum is not present within fifteen minutes from the time appointed for holding the meeting, the member or members present in person shall be a quorum and may transact the business for which the meeting was called.

When if quorum not present meeting to be dissolved and when to be adjourned.

71. The Chairman of the Directors shall take the chair at every general meeting, or, if there be no such Chairman or, if at any general meeting such Chairman shall not be present within fifteen minutes after the time appointed for holding such meeting, the members present and entitled to vote shall choose another Director as Chairman, and if no Director be present, or if all the Directors present decline to take the chair, or if the Chairman chosen shall retire from the chair, then the members present and entitled to vote shall choose one of the their own number to be Chairman.

Chairman of general meeting.

72. The Chairman may, with the consent of any general meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place as the meeting shall determine. Whenever a meeting is adjourned for fourteen days or more, at least seven clear days' notice, specifying the place, the day and the hour of the adjourned meeting shall be given in the same manner as in the case of an original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, no member shall be entitled to any notice of an adjournment or of the business to be transacted at any adjourned meeting. No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

Power to adjourn general meeting, business of adjourned meeting.

73. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or a poll is (before or on the declaration of the result of the show of hands) demanded:-

How questions to be decided.

(a) by the Chairman; or

(b) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is required under the Listing Rules or is duly demanded and, in the latter case, the demand is not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution. The demand for a poll may be withdrawn.

Poll.

74. If a poll is required or duly demanded it shall be taken in such manner as the Chairman shall direct and he may appoint scrutineers (who need not be members). The result of the poll shall be deemed to be the resolution of the meeting at which the poll was required or demanded. The requirement or demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than a question on which the poll was required or has been demanded, and a demand for a poll may be withdrawn with the consent of the Chairman at any time before the close of the meeting or the taking of the poll, whichever is earlier.

In what cases poll taken without adjournment.

75. Any poll duly demanded on the election of a chairman of a meeting or on any question of adjournment shall be taken at the meeting and without adjournment.

Chairman to have casting vote.

76. In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote. In case of any dispute as to the admission or rejection of any vote, the Chairman shall determine the same, and such determination shall be final and conclusive.

Business may proceed notwithstanding demand for poll.

77. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Votes of Members

78. Subject to any special rights, privileges or restrictions as to voting for the time being attached to any class or classes of shares, at any general meeting on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative duly authorised under Section 115 of the Ordinance, shall have one vote, and on a poll every member present in person or by proxy or by duly authorised representative shall have one vote for every fully paid share of which he is the holder and have for every partly paid share of which he is the holder the fraction of one vote equal to the proportion which the nominal amount due and paid up thereon bears to the nominal value of the share, but no amount paid or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

Votes of members.

79. Any person entitled under Article 45 to be registered as a shareholder may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such shares; provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting as the case may be at which he proposes to vote, he shall satisfy the Directors of his entitlement to such shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

Votes in respect of deceased and bankrupt members.

80. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share, shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for the purpose of this Article be deemed joint holders thereof.

Joint holders.

81. A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in cases of mental disorders, may vote, whether on a show of hands or on a poll, by his committee receiver, *curator bonis,* or other person in the nature of a committee, receiver or *curator bonis* appointed by that court, and any such committee, receiver, *curator bonis* or other person may, on a poll, vote by proxy, provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting, or adjourned meeting or poll, as the case may be.

Votes of member of unsound mind.

82. *(a)* Save as herein expressly provided, no person other than a member duly registered and who shall have paid everything for the time being due from him and payable to the Company in respect of his shares and is entitled to attend and vote shall be entitled to be present or to vote (save as proxy for another member) either personally or by proxy, or to be reckoned in a quorum (save as proxy for another member), at any general meeting.

Qualification for voting.

(b) Where any member of the Company is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(c) No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and any vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman, whose decision shall be final and conclusive.

Objections to votes.

83. Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion. A member may appoint a proxy in respect of part only of his holding of shares in the Company.

Proxies.

84. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised. In the case of an instrument of proxy purporting to be signed on behalf of a corporation by an officer thereof it shall be assumed, unless the contrary appears, that such officer was duly authorized to sign such instrument of proxy on behalf of the corporation without further evidence of the fact.

Instrument appointing proxy to be in writing.

85. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Registered Office or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall

Appointment of proxy must be deposited.

not be treated as valid. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

Form of proxy.

86. Every instrument of proxy, whether for a specified meeting or otherwise, shall be in such form as the Board may from time to time approve (provided that this shall not preclude the use of the two-way form) and the Board may, if it thinks fit, send out with the notice of any meeting forms of instrument of proxy for use at the meeting.

Authority under instrument appointing proxy.

87. The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a member for use by him for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the member, according to his intention, to instruct the proxy to vote in favour of or against (or, in default of instructions, to exercise his discretion in respect of) each resolution dealing with any such business and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

When vote by proxy valid though authority revoked.

88. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, unsoundness of mind, revocation or transfer as aforesaid shall have been received by the Company at the registered office, or at such other place as is referred to in Article 85 of these Articles, prior to two hours before the commencement of the meeting, adjourned meeting or poll, as the case may be, at which the proxy is used.

Corporation acting by representative at meetings.

89. *(a)* Any corporation which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

(b) If a clearing house (or its nominee(s), being a corporation, is a member, it may authorise such person(s) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be entitled to exercise the same rights and powers as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Registered Office

90. The Registered Office shall be at such place in Hong Kong as the Board shall from time to time appoint.

Registered Office.

Board of Directors

91. The number of Directors shall not be less than two.

Number.

92. Without prejudice to the power of the Company in general meeting in pursuance of any of these Articles to appoint any person to be a Director and subject to the Ordinance, the Board shall have power at any time and from time to time to appoint any person to be a Director, either to fill a causal vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. Any Director so appointed by the Board shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting.

Directors may fill vacancies.

93. *(a)* Any Director may at any time by notice in writing delivered to the registered office of the Company or at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director for such period of absence from Hong Kong or such period of unavailability due to illness or disability or for such meeting as may be specified therein and may in like manner at any time determine such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

Alternate Directors.

(b) The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office, or if his appointor ceases to be a Director.

(c) An alternate Director shall (except when absent from Hong Kong, for which purpose he shall be deemed absent from Hong

Kong on any day if he has given to the Secretary notice of his intention to be absent from Hong Kong for any period including such day and has not revoked such notice) be entitled to receive notices of meeting of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all the functions of his appointor as a Director, and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director his voting rights shall be cumulative. If his appointor is for the time being absent from Hong Kong or temporarily unable to act through ill-health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors, the foregoing provisions of this paragraph shall also apply *mutatis mutandis* to any meeting of any such committee of which his appointor is a member. An alternate Director shall not, save as aforesaid, have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles. Section 153B(1) of the Companies Ordinance shall not apply to an alternate Director appointed pursuant to these Articles.

(d) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent *mutatis mutandis* as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

No qualification shares for Directors.

94. A Director need not hold any qualification shares but shall nevertheless be entitled to receive notice of and to attend and speak at all general meetings of the Company and at all separate meetings of the respective holders of all classes of shares of the Company.

Directors' remuneration.

95. The Directors shall be entitled to receive by way of remuneration for their services such sum as shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the Board may agree or, failing agreement, equally, except that in such event any Director holding office for less than the whole of the relevant period in respect of which the remuneration is paid shall only rank in such division in proportion to the time during such period for which he has held office. The foregoing provisions shall not apply to a Director who holds any salaried employment or office in the Company except in the case of sums paid in respect of Directors' fees.

96. The Directors shall also be entitled to be repaid all travelling, hotel and other expenses reasonably incurred by them respectively in or about the performance of their duties as Directors, including their expenses of travelling to and from board meetings, committee meetings or general meetings or otherwise incurred whilst engaged in the business of the Company.

Directors' expenses.

97. The Board may grant special remuneration to any Director who, being called upon, shall perform any special or extra services to the Company. Such special remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by way of salary, or commission, participation in profits or otherwise as may be arranged.

Special remuneration.

98. Notwithstanding the foregoing Articles 95, 96 and 97, the remuneration of a Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director or a Director appointed to any other office in the management of the Company shall from time to time be fixed by the Directors and may be by way of salary, commission, or participation in profits or otherwise or by all or any of those modes and with such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Directors may from time to time decide. Such remuneration shall be in addition to his remuneration as a Director.

Remuneration of Managing Directors, etc.

99. *(a)* A Director shall vacate his office:-

When office of Director to be vacated.

(i) If he becomes bankrupt or has a receiving order made against him or suspends payment, or compounds with his creditors.

(ii) if he becomes of unsound mind or dies.

(iii) If he absents himself from the meetings of the Board during a continuous period of six months without special leave of absence from the Board, and his alternate Director (if any) shall not during such period have attended in his stead, and the Board passes a resolution that he has by reason of such absence vacated his office.

(iv) If he becomes prohibited by law from being a Director.

(v) If by notice in writing delivered to the Company at its registered office he resigns his office.

(vi) If he shall be removed from office by notice in writing served upon him signed by all his co-Directors.

(vii) If, having been appointed to an office under Article 114 hereof, he is dismissed or removed therefrom by the Board under Article 115.

(b) No Director shall be required to vacate office or be ineligible for re-election or re-appointment as a Director, and no person shall be ineligible for appointment as a Director, by reason only of his having attained any particular age.

Directors may contract with Company

100. (a) A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

(b) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c) A Director of the Company may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits received by him as director or officer of or from his interest in such other company. The Board may also cause the voting power conferred by the shares in any other company held or owned by the Company or exercisable by it as director of such other company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

(d) A Director shall not vote or be counted in the quorum on any resolution of the Board concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested (including the arrangement or variation of the terms thereof, or the termination thereof).

(e) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms thereof, or the termination thereof) of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in such case each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of the terms thereof, or the termination thereof) and except (in the case of an office or place of profit with any such other company as aforesaid) where the other company is a company in which the Director together with any of his associates own 5 per cent. or more.

(f) Subject to the Ordinance and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(g) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For this purpose, a general notice to the Board by a Director to the effect that:-

(i) he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(ii) he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest in relation to any such contract or arrangement; provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

(h) Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal

in which he or any of his associate(s) is materially interested, and if he shall do so his vote shall not be counted and he shall not be counted in the quorum of such resolution of the Board but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to the Director or his associate(s) in respect of money lent by him or any of them or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving by the Company or any of its subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract, arrangement or proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract, arrangement or proposal concerning any company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associate(s) do not in aggregate own five (5) per cent. or more of such company, within the meaning as described in Article 100(i);

(vi) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or

retirement, death or disability benefit scheme which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not give the Director, or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; or

(vii) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit.

For the purposes of this Article 100(h), "subsidiary" shall have the meaning as defined in, Rule 1.01 of the Listing Rules.

(i) A company shall be deemed to be a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more if and so long as (but only if and so long as) a Director and his associate(s), (either directly or indirectly) are in aggregate the holders of or beneficially interested in five (5) per cent. or more of the issued shares of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or any of his associate(s) as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the interest of the Director or any of his associate(s) is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(j) Where a company in which a Director and any of his associate(s) in aggregate own five (5) per cent. or more (within the meaning as described in Article 100(i)) is materially interested in a transaction, then that Director shall also be deemed materially interested in such transaction.

(k) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or his associate(s) (other than the Chairman of the meeting) or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such

other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned and of his associate(s) as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman and of his associate(s) as known to such Chairman has not been fairly disclosed to the Board.

Rotation of Directors

101(a). At every annual general meeting one-third of the Directors for the time being or, if their number is not a multiple of three, then the nearest number to but not exceeding one-third shall retire from office, provided that notwithstanding any provisions (if any) to the contrary in these Articles and subject to any requirements on retirement of Directors by rotation as may be provided under the Listing Rules, every Director shall be subject to retirement at an annual general meeting at least once every three years.

Rotation and retirement of Directors.

101(b). The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.

102. The Company at any general meeting at which any Directors retire in manner aforesaid, may fill up the vacated offices by electing a like number of persons to be Directors.

Meeting to fill up vacancies.

103. If at any general meeting at which an election of Directors ought to take place, the place of a retiring Director is not filled up, the retiring Director shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until his place is filled up, unless it shall be expressly resolved at such meeting to reduce the number of Directors, or not to fill such vacated office, or unless a resolution for the re-election of such Director shall have been put to such meeting and lost.

Retiring Directors to remain in office till successors appointed.

104. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of Directors but so that the number of Directors shall never be less than two.

Power of general meeting to increase or reduce number of Directors.

105. No person other than a retiring Director shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his consent to be elected shall have been lodged at the Registered Office. The period for lodgement of such notices shall commence on (and include) the day after the despatch of the notice of the meeting appointed for such election and end on (and exclude) the date that is seven (7) days before the date appointed for the meeting.

Notice to be given when person proposed for election.

106. The Company shall keep at its office a register containing all such particulars of its Directors as are required by the Ordinance to be kept therein and shall send to the Registrar of Companies a copy of such register and shall from time to time notify to the Registrar any change that takes place in such Directors or their particulars as required by the Ordinance.

Register of Directors and notification of changes to Registrar.

107. The Company may by ordinary resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company). Special notice is required of a resolution to remove a Director or to appoint somebody in place of a Director so removed at the general meeting at which he is removed, in accordance with the Ordinance. Any person so elected and appointed to fill the vacancy of a removed Director shall be treated for the purpose of determining the time at which he or any other Director is to retire by rotation as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

Power to remove Director by ordinary resolution.

In this Article 107, "special notice" in relation to a resolution shall have the meaning ascribed thereto in the Ordinance.

Borrowing Powers

108. The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow, or to secure the payment of, any sum or sums of money for the purposes of the Company and to mortgage or charge its undertaking, property and uncalled capital or any part thereof.

Power to borrow.

109. The Directors may raise or secure the payment or repayment of such sum or sums in such manner and upon such terms and conditions in all respects as they think fit and in particular, by the issue of debentures, debenture stock, bonds or other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Conditions on which money may be borrowed.

110. Debentures, debenture stock, bonds and other securities may be made assignable free from any equities between the Company and the person to whom the same may be issued.

Assignment.

111. Any debentures, debenture stock, bonds or other securities may be issued at a discount, premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors and otherwise.

Special privileges.

112. The Directors shall cause a proper register to be kept, in accordance with the provisions of the Companies Ordinance, of all mortgages and charges specifically affecting the property of the Company and shall duly comply with the requirements of the Companies Ordinance, in regard to the registration of mortgages and charges therein specified and otherwise.

Register of charges to be kept.

113. Where any uncalled capital of the Company is charged, all persons taking any subsequent charge thereon shall take the same subject to such prior charge, and shall not be entitled, by notice to the members or otherwise, to obtain priority over such prior charge.

Charge of uncalled capital.

Managing Directors etc.

114. The Board may from time to time appoint any one or more of its body to the office of Managing Director, Joint Managing Director, Deputy Managing Director or other Executive Director and/or such other office in the management of the Company as it may decide for such period and upon such terms as it thinks fit and upon such terms as to remuneration as it may decide in accordance with Article 98.

Power to appoint Managing Directors, etc.

115. Every Director appointed to an office under Article 114 hereof shall, subject to the provisions of any contract between himself and the Company with regard to his employment in such office, be liable to be dismissed or removed therefrom by the Board of Directors.

Removal of Managing Director, etc.

116. A Director appointed to an office under Article 114 hereof shall be subject to the same provisions as to removal as the other Directors, and he shall (subject to the provisions of any contract between him and the Company) *ipso facto* and immediately cease to hold such office if he ceases to hold the office of Director for any cause.

Cessation of appointment.

117. The Directors may from time to time entrust to and confer upon a Managing Director, Joint Managing Director, Deputy Managing Director or Executive Director all or any of the powers of the Board that they may think fit. But the exercise of all powers by such Director shall be subject to such regulations and restrictions as the Directors may from time to time make and impose, and the said powers may at any time be withdrawn, revoked or varied.

Powers may be delegated.

Powers of Directors

118. *(a)* Subject to any exercise by the Directors of the powers conferred by Articles 117, 119, 120, 121, 127, 139 and 140 hereof, the management of the business of the Company shall be vested in the Board who, in addition to the powers and authorities by these Articles expressly conferred upon them, may execise all such powers and do all such acts and things as may be exercised or done by the Company and are not hereby or by the Ordinance expressly directed or required to be exercised or done by the Company in general meeting, but subject nevertheless to the provisions of the Ordinance and of these Articles and to any regulations from time to time made by the Company in general meeting not being inconsistent with such provisions or these Articles: Provided that no regulation so made shall invalidate any prior act of the Board which would have been valid if such regulation had not been made.

General powers of Company vested in Directors.

(b) Subject to the requirements as stipulated in the Listing Rules and all other applicable law, rules and regulations, and without prejudice to the general powers conferred by these Articles it is hereby expressly declared that the Directors shall have the following powers:-

(i) To give to any person the right or option of requiring at a future date that an allotment shall be made to him of any share at par or at such premium as may be agreed.

(ii) To give any Directors, officers or servants of the Company an interest in any particular business or transaction or

participation in the profits thereof or in the general profits of the Company either in addition to or in substitution for a salary or other remuneration.

Managers

119. The Directors may from time to time appoint a general manager, a manager or managers of the Company and may fix his or their remuneration either by way of salary or commission or by conferring the right to participation in the profits of the Company or by a combination of two or more of these modes and pay the working expenses of any of the staff of the general manager, manager or managers who may be employed by him or them upon the business of the Company.

Appointment and remuneration of managers.

120. The appointment of such general manager, manager or managers may be for such period as the Directors may decide, and the Board may confer upon him or them all or any of the powers of the Directors as it may think fit.

Tenure of office and powers.

121. The Directors may enter into such agreement or agreements with any such general manager, manager or managers upon such terms and conditions in all respects as the Directors may in their absolute discretion think fit, including a power for such general manager, manager or managers to appoint an assistant manager or managers or other employees whatsoever under them for the purpose of carrying on the business of the Company.

Terms and conditions of appointment.

Chairman

122. The Directors may elect a Chairman for their meetings and determine the period (not being a period extending beyond the date of the annual general meeting at which such Chairman is due to retire by rotation under Article 101) for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present or is unwilling so to act within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be Chairman for that meeting.

Chairman.

Proceedings of the Directors

123. The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit and may determine the quorum necessary for the transaction of business. Unless otherwise determined two Directors shall be a quorum. For the purpose of this Article an alternate Director shall be counted in a quorum but notwithstanding that an alternate Director who is an alternate for more than one Director shall for quorum purposes be

Meetings of Directors, quorum, etc.

counted as only one Director. Any Director may participate in a meeting of the Board or of any such committee of the Board by means of a conference telephone or similar communication equipment by means of which all persons participating in the meeting are capable of hearing each other.

124. A Director may, and on request of a Director the Secretary shall, at any time summon a meeting of the Board. Notice thereof shall be given to each Director either in writing or by telephone or by telex or telegram at the address from time to time notified to the Company by such Director or in such other manner as the Board may from time to time determine. Provided however that notice need not be given to any Director for the time being absent from Hong Kong. A Director may waive notice of any meeting and any such waiver may be prospective or retrospective.

Convening of Board meeting.

125. Questions arising at any meeting of the Board shall be decided by a majority of votes, and in case of an equality of votes the Chairman shall have a second or casting vote.

How questions to be decided.

126. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the authorities, powers and discretions by or under the Articles of the Company for the time being vested in or exercisable by the Directors generally.

Powers of meeting.

127. The Directors may delegate any of its powers to committees consisting of such member or members of its body as the Directors thinks fit, and they may, from time to time, revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to person or purposes, but every committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon it by the Directors.

Power to appoint committee and to delegate.

128. All acts done by any such committee in conformity with such regulations, and in fulfilment of the purposes for which it is appointed, but not otherwise, shall have the like force and effect, as if done by the Directors, and the Directors shall have power, with the consent of the Company in general meeting, to remunerate the members of any special committee, and charge such remuneration to the current expenses of the Company.

Acts of committee to be of same effect as acts of Directors.

129. The meetings and proceedings of any such committee consisting of two or more members shall be governed by the provisions herein contained for regulating the meetings and proceedings of the Directors.

Proceedings of committee.

130. All acts *bona fide* done by any meeting of the Directors or by a committee of Directors, or by any person acting as a Director shall, notwithstanding that it shall be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid or that he had by virtue of Article 99(a) ceased to be a Director, be as valid as if every such person had been duly appointed and had not ceased to be a Director.

When acts of Directors or committee to be valid notwithstanding defects.

131. The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the minimum number fixed by or pursuant to these Articles, the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

Directors' powers when vacancies exist.

132. A resolution in writing signed by all the Directors in Hong Kong except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors in Hong Kong whose appointors are absent from Hong Kong or are temporarily unable to act as aforesaid shall (so long as they constitute a quorum as provided in Article 123) be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held and may consist of several documents in like form each signed by one or more of the Directors or alternate Directors.

Directors' resolutions in writing.

Register of Directors and Officers and Minutes

133. *(a)* The Board shall cause to be kept in one or more books at the Registered Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(i) his or her first name and surname; and

(ii) his or her address.

(b) The Board shall within a period of fourteen (14) days from the occurrence of-

(i) any change among its Directors and Officers: or

(ii) any change in the particulars contained in the Register of Directors and Officers,

cause to be entered on the Register of Directors and Officers the particulars of such change and of the date on which it occurred.

(c) The Register of Directors and Officers shall be open to inspection by members of the public without charge at the Office between 10:00 a.m. and 12:00 noon on every business day.

(d) In this Article "Officer" has the meaning ascribed to it in Section 2 of the Ordinance.

(e) The Board shall cause Minutes to be duly entered in books provided for the purpose:

(i) of all elections and appointments of officers;

(ii) of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(iii) of all resolutions and proceedings of each general meeting of the Members, meetings of the Board and meetings of committees of the Board.

Secretary

134. The Secretary shall be appointed by the Board for such term, at such remuneration and upon such conditions as it may think fit, and any Secretary so appointed may be removed by the Board. Anything by the Ordinance or these Articles required or authorised to be done by or to the Secretary, if the office is vacant or there is for any other reason no Secretary capable of acting, may be done by or to any assistant or deputy Secretary, or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially on that behalf by the Board. In the event that the Secretary appointed is a corporation or other body, it may act and sign by the hand of any one or more of its Directors or officers duly authorised.

Appointent of Secretary.

135. The Secretary shall ordinarily reside in Hong Kong.

Residence.

136. A provision of the Ordinance or of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as or in place of the Secretary.

Same person not to act in two capacities at once.

Management — Miscellaneous

137. *(a)* The Board shall provide for the safe custody of the seal which shall only be used by the authority of the Board or of a committee of the Board authorised by the Board in that behalf, and every instrument to which the seal shall be affixed shall be signed by a Director and shall be countersigned by the Secretary or by a second Director or by

Seal.

some other person appointed by the Board for the purpose. Provided that the Board may either generally or in any particular case or cases resolve (subject to such restrictions as to the manner in which the seal may be affixed as the Board may determine) that such signatures or any of them may be affixed to certificates for shares or debentures or representing any other form of security by some mechanical means other than autographic to be specified in such resolution or that such certificates need not be signed by any person. Every instrument executed in manner provided by this Article shall be deemed to be sealed and executed with the authority of the Board previously given.

Official seal.

(b) The Company may have an official seal for use for sealing certificates for shares or other securities issued by the Company as permitted by Section 73A of the Ordinance (and no signature of any Director, officer or other person and no mechanical reproduction thereof shall be required on any such certificates or other document and any such certificates or other document to which such official seal is affixed shall be valid and deemed to have been sealed and executed with the authority of the Board notwithstanding the absence of any such signature or mechanical reproduction as aforesaid) and an official seal for use abroad under the provisions of the Companies Ordinance where and as the Board shall determine, and the Company may by writing under the seal appoint any agents or agent, committees or committee abroad to be the duly authorised agents of the Company for the purpose of affixing and using such official seal and they may impose such restrictions on the use thereof as may be thought fit. Wherever in these Articles reference is made to the seal, the reference shall, when and so far as may be applicable, be deemed to include any such official seal as aforesaid.

Cheques and banking arrangements.

138. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company's banking account shall be kept with such banker or bankers as the Board shall from time to time determine.

Power to appoint attorney.

139. *(a)* The Board may from time to time, and at any time, by power of attorney under the common seal, appoint any company, firm or person, or any fluctuating body of persons, whether nominated directly or indirectly by the Board to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Articles) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit, and may also authorise any such attorney

to sub-delegate all or any of the powers authorities and discretions vested in him.

(b) The Company may, by writing under its common seal, empower any person, either generally or in respect of any specified matter, as its attorney, to execute deeds and instruments on its behalf and to enter into contracts and sign the same on its behalf in any place not situate within Hong Kong, and every deed signed by such attorney on behalf of the Company and under his seal shall bind the Company and have the same effect as if it were under the common seal of the Company.

Execution of deeds by attorney.

140. The Board may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in Hong Kong or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration, and may delegate to any committee, local board, or agent any of the powers, authorities and discretions vested in the Board (other than its powers to make calls and forfeit shares), with power to sub-delegate, and may authorise the members of any local board, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be upon such terms and subject to such conditions as the Board may think fit, and the Board may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

Local boards.

141. The Board may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation funds for the benefit of, or give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary of the Company, or is allied or associated with the Company or with any such subsidiary company, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid, and who hold or who have held any salaried employment or office in the Company or such other company, and the wives, widows, families and dependants of any such persons. The Board may also establish and subsidise or subscribe to any institutions, associations, clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid, and may make payments for or towards the insurance of any such persons as aforesaid, and subscribe or guarantee money for charitable or benevolent objects or for any exhibition or for any public, general or useful object. The Board may do any of the matters aforesaid, either alone or in conjunction with any such other company as aforesaid. Any Director holding any such employment or office shall be entitled to participate in

Pension funds, donations, etc.

and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.

Capitalisation of Reserves

142. *(a)* The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution (and not required for the payment or provision of the dividend on any shares with a preferential right to dividend) and accordingly that such sums be set free for distribution amongst the members holding ordinary shares in proportion to the number of ordinary shares (whether or not fully paid) held by them respectively on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportions aforesaid, or partly in the one way and partly in the other, and the Board shall give effect to such resolution: Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be issued to members of the Company as fully paid up shares.

Power to capitalise.

(b) Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid up shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise (including provision for the benefit of fractional entitlements to accrue to the Company rather than to the members concerned) as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or, as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

Effect of resolution to capitalise.

Subscription Rights Reserve

143. *(a)* If, so long as any of the rights attached to any warrants issued by the Company to subscribe for shares of the Company shall remain exercisable, the Company does any act or engages in any transaction which, as a result of any adjustments to the subscription price in accordance with the provisions of the conditions of the warrants, would reduce the subscription price to below the par value of a share then the following provisions shall apply:-

Subscription Rights Reserve.

(i) as from the date of such act or transaction the Company shall establish and thereafter (subject as provided in this Article) maintain in accordance with the provisions of this Article a reserve (the "Subscription Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised and applied in paying up in full the nominal amount of the additional shares required to be issued and allotted credited as fully paid pursuant to sub-paragraph *(iii)* of this paragraph *(a)* on the exercise in full of all the subscription rights outstanding and shall apply the Subscription Rights Reserve in paying up such additional shares in full as and when the same are allotted;

(ii) the Subscription Rights Reserve will not be used for any purpose other than that specified above until all other reserves of the Company (other than share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company if and so far as is required by law;

(iii) upon the exercise of all or any of the subscription rights represented by any warrant, the relevant subscription rights shall be exercisable in respect of a nominal amount of shares equal to the amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or as the case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and, in addition, there shall be allotted in respect of such subscription rights to the exercising warrantholder credited as fully paid such additional nominal amount of shares as is equal to the difference between:-

(aa) the said amount in cash which the holder of such warrant is required to pay on exercise of the subscription rights represented thereby (or, as the

case may be, the relevant portion thereof in the event of a partial exercise of the subscription rights) and;

(bb) the nominal amount of shares in respect of which such subscription rights would have been exercisable having regard to the provisions of the conditions of the warrants, had it been possible for such subscription rights to represent the right to subscribe for shares at less than par;

and immediately upon such exercise so much of the sum standing to the credit of the Subscription Rights Reserve as is required to pay up in full such additional nominal amount of shares shall be capitalised and applied in paying up in full such additional nominal amount of shares which shall forthwith be allotted and credited as fully paid to the exercising warrantholders:

(iv) if upon the exercise of the subscription rights represented by any warrant the amount standing to the credit of the Subscription Rights Reserve is not sufficient to pay up in full such additional nominal amount, of shares equal to such difference as aforesaid to which the exercising warrantholder is entitled, the Directors shall apply any profits or reserves then or thereafter becoming available (including to the extent permitted by law, share premium account and capital redemption reserve fund) for such purpose until such additional nominal amount of shares is paid up and allotted as aforesaid and until such time no dividend or other distributions shall be paid or made on the shares. Pending such payment up and allotment the exercising warrantholder shall be issued by the Company with a certificate evidencing his right to the allotment of such additional nominal amount of shares. The rights represented by any such certificate shall be in registered form and shall be transferable in whole or in part in units of one share in the like manner as the shares for the time being transferable, and the Company shall make such arrangements in relation to the maintenance of a register therefor and other matters in relation thereto as the Directors may think fit and adequate particulars thereof shall be made known to each relevant exercising warrantholder upon the issue of such certificate.

(b) Shares allotted pursuant to the provisions of this Article shall rank *pari passu* in all respects with the other shares allotted on the relevant exercise of the subscription rights represented by the warrant concerned.

(c) Notwithstanding anything contained in paragraph (a) of this Article no fraction of a share shall be allotted on exercise of the subscription rights.

(d) The provisions of this Article as to the establishment and maintenance of the Subscription Rights Reserve shall not be altered or added to in any way which would vary or abrogate, or which would have the effect of varying or abrogating, the provisions for the benefit of any warrantholder or class of warrantholders under this Article without the sanction of a special resolution of such warrantholders or class of warrantholders.

(e) A certificate or report by the Auditors as to whether or not the Subscription Rights Reserve is required to be established and maintained and if so the amount thereof so required to be established and maintained, as to the purposes for which the Subscription Rights Reserve has been used, as to the extent to which it has been used to make good losses of the Company, as to the additional nominal amount of shares required to be allotted to an exercising warrantholder credited as fully paid and as to any other matter concerning the Subscription Rights Reserve shall (in the absence of manifest error) be conclusive and binding upon the Company and all warrantholders and shareholders.

Dividends and Reserves

Power to declare dividends.

144. The Company in general meeting may declare dividends in any currency, but no dividends shall exceed the amount recommended by the Board.

Board's power to pay interim dividends.

145. *(a)* The Board may from time to time pay to the members such interim dividends as appear to the Board to be justified by the profits of the Company, and in particular (but without prejudice to the generality of the foregoing) if at any time the share capital of the Company is divided into different classes, the Board may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferential rights as well as in respect of those shares which confer on the holders thereof preferential rights with regard to dividend and provided that the Board acts bona fide the Board shall not incur any responsibility to the holders of shares conferring any preference for any damage that they may suffer by reason of the payment of an interim dividend on any shares having deferred or non-preferential rights.

(b) The Board may also pay half-yearly or at other suitable intervals to be settled by it any dividend which may be payable at a fixed rate if the Board is of the opinion that the profits justify the payment.

146. *(a)* No dividend shall be payable except out of the profits of the Company available for distribution. No dividend shall carry interest.

Provisions as to dividends.

(b) For so long as any share issued under any share incentive scheme remains subject to restrictions on dividends, voting and transfer imposed thereby, but without prejudice to the entitlement of the holder of such share to participate in any distribution on capitalization of reserves under Article 142, no dividend whether payable in cash or in specie or by way of allotment of fully paid shares under Article 148 hereof shall be declared or paid on such share.

147. Whenever the Directors or the Company in general meeting have resolved that a dividend be paid or declared, the Directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind and in particular of paid up shares, debentures or warrants to subscribe securities of the Company or any other company, or in any one or more of such ways, and where any difficulty arises in regard to the distribution the Directors may settle the same as it thinks expedient, and in particular may issue fractional certificates, disregard fractional entitlements or round the same up or down, and may fix the value for distribution of such specific assets, or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest such specific assets in trustees as may seem expedient to the Directors and may appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointment shall be effective. Where requisite, a contract shall be filed in accordance with the provisions of the Ordinance, and the Directors may appoint any person to sign such contract on behalf of the persons entitled to the dividend, and such appointment shall be effective.

Dividend in specie.

148. *(a)* Whenever the Directors or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the Directors may further resolve:-

Scrip dividends.

(i) That such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment. In such case, the following provisions shall apply:-

(aa) the basis of any such allotment shall be determined by the Directors:

(bb) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend to be satisfied by the allotment of shares as aforesaid) shall not be payable in cash on shares in respect whereof the cash election has not been duly exercised ("the non-elected shares") and in satisfaction thereof shares shall be allotted credited as fully paid to the holders of the non-elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Rights Reserve or Conversion Rights Reserve or Capital Redemption Reserve Fund (if there be any such Reserves)) as the Directors may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the non-elected shares on such basis; or

(ii) That the shareholders entitled to such dividend be entitled to elect to receive an allotment of shares credited as fully paid in lieu of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:-

(aa) the basis of any such allotment shall be determined by the Directors;

(bb) the Directors, after determining the basis of allotment, shall give not less than two weeks' notice in writing to the holders of the relevant

shares of the right of election accorded to them and shall send with such notice forms of election and specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective;

(cc) the right of election may be exercised in whole or in part;

(dd) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on shares in respect whereof the share election has been duly exercised ("the elected shares") and in lieu thereof shares shall be allotted credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid and for such purpose the Directors shall capitalise and apply out of any part of the undivided profits of the Company (including profits carried and standing to the credit of any reserve or reserves or other special account other than the Subscription Rights Reserve or Conversion Rights Reserve or Capital Redemption Reserve Fund (if there be any such Reserves)) as the Directors may determine, such sum as may be required to pay up in full the appropriate number of shares for allotment and distribution to and amongst the holders of the elected shares on such basis.

(b) *(i)* The shares allotted pursuant to the provisions of paragraph (a) shall rank *pari passu* in all respects with the shares of the same class (if any) then in issue save only as regards participation in the relevant dividend.

(ii) The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph *(a)*, with full power to the Directors to make such provisions as it thinks fit in the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are aggregated and sold and the net proceeds distributed to those entitled, or are disregarded or rounded up or down or whereby the benefit of fractional entitlements accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter into, on behalf of all members interested, an agreement with the Company providing for such capitalisation and matters

incidental thereto and any agreement made pursuant to such authority shall be effective and binding on all concerned.

(c) The Company may upon the recommendation of the Board by special resolution resolve in respect of any particular dividend of the Company that notwithstanding the provisions of paragraph *(a)* of this Article a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

(d) The Directors may on any occasion determine that an allotment of shares under paragraph *(a)(i)* of this Article or a right of election to receive an allotment of shares under paragraph *(a)(ii)* of this Article shall not be made or made available to any shareholders with registered addresses in any territory where in the absence of a registration statement or other special formalities the allotment of shares or the circulation of an offer of such right of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

Reserves.

149. The Board may, before recommending any dividend, set aside out of the profits of the Company such sums as it thinks fit as a reserve or reserves which shall, at the discretion of the Board, be applicable for meeting claims on or liabilities of the Company or contingencies or for paying off any loan capital or for equalising dividends or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Board may from time to time think fit, and so that it shall not be necessary to keep any investments constituting the reserve or reserves separate or distinct from any other investments of the Company. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

Dividends to be paid in proportion to paid up capital.

150. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid up on the shares in respect whereof the dividend is paid, but no amount paid up or credited as paid up on a share in advance of calls shall be treated for the purposes of this Article as paid up on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such shares shall rank for dividend accordingly.

151. *(a)* The Directors may retain any dividends or other moneys payable on or in respect of a share upon which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Retention of dividends etc.

(b) The Directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to the Company on account of calls, instalments or otherwise in relation to the shares of the Company.

Deduction of debts.

152. Any general meeting sanctioning a dividend may make a call on the members of such amount as the meeting fixes, but so that the call on each member shall not exceed the dividend payable to him, and so that the call be made payable at the same time as the dividend, and the dividend may, if so arranged between the Company and the member, be set off against the call.

Dividend and call together.

153. A transfer of shares shall not pass the right to any dividend or bonus declared thereon before the registration of the transfer.

Effect of transfer.

154. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for any dividends, interim dividends or bonuses and other moneys payable in respect of such shares.

Receipts for dividends on shares held by joint holders.

155. Unless otherwise directed by the Directors, any dividend or bonus may be paid by cheque or warrant sent through the post to the registered address of the member entitled, or, in case of joint holders, to the registered address of that one whose name stands first in the register in respect of the joint holding or to such person and to such address as the holder or joint holders may in writing direct. Every cheque or warrant so sent shall be sent at the risk of the holder or joint holder, as the case may be, and made payable to the order of the person to whom it is sent, and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend and/or bonus represented thereby, notwithstanding that it may subsequently appear that the same has been stolen, or that any endorsement thereon has been forged.

Payment by post.

156. All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof for any profit or benefit derived therefrom. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the Board and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

Unclaimed dividends.

157. Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Board, may specify that the same shall be payable or distributable to the persons registered as the holders of such shares on a particular date or at a point of time on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable or distributable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares. The provisions of this Article shall *mutatis mutandis* apply to bonuses, capitalisation issue, distributions of realised capital profits or offers or grants made by the Company to the members.

Record dates.

158. Without prejudice to the rights of the Company under Article 156, the Company may cease sending such cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

Company may cease sending dividend warrants.

159. The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a member who is untraceable, but no such sale shall be made unless:-

Company may sell shares of untraceable members.

(i) in respect of dividends of the shares in question, being not less than three in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;

(ii) so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and

(iii) the Company has caused an advertisement to be inserted in English in an English language newspaper and in Chinese in a Chinese language newspaper giving notice of its intention to sell such shares and/or, subject to the Listing Rules, in the manner in which notices may be served by the Company by electronic means as herein provided, and has notified the Stock Exchange of such intention and a period of three months has elapsed since the date of such advertisement.

For the purpose of the foregoing, "relevant period" means the period commencing twelve years before the date of publication of the advertisement referred to in paragraph *(iii)* of this Article and ending at the expiry of the period referred to in that paragraph.

To give effect to any such sale the Board may authorise any person to transfer the said shares and instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the member holding the shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

Accounts

160. The Directors shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Ordinance or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

Accounts to be kept.

161. The books of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit and shall always be open to the inspection of the Directors.

Where accounts to be kept.

162. The Directors shall from time to time determine whether and to what extent, at what times and places and under what conditions or regulations, the accounts and books of the Company, or any of them, shall be open to the inspection of the members not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company, except as conferred by the Ordinance or authorised by the Directors or by the Company in general meeting.

Inspection by members.

163. *(a)* The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before the annual general meeting of the Company such profit and loss accounts, balance sheets, group accounts (if any), reports of the Directors and of the Auditors and other documents (if any) as are required by the Ordinance. Each balance sheet shall be signed on behalf of the Directors by two of their number. The Directors may also cause to be prepared any other financial documents (including without limitation any summary financial report) as they think fit.

Relevant financial documents and summary financial reports to be sent to entitled persons.

(b) Subject to Article 163(c) below, a copy of the relevant financial documents or (to the extent permitted by and subject to due compliance with all applicable law, rules and regulation, including, without limitation, the Listing Rules) the summary financial report shall, not less than twenty-one days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to that member or debenture holder (as the case may be) whose name stands first in the appropriate register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(c) Where a member or debenture holder of the Company has, in accordance with the Ordinance and any rules prescribed by the Stock Exchange from time to time, consented to treat the publication of the relevant financial documents and/or the summary financial report by electronic means as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the publication and notification requirements of the Ordinance and any rules prescribed by the Stock Exchange from time to time, publication by the Company using electronic means of the relevant financial documents and/or the summary financial report at least twenty-one days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company's obligations under Article 163(b) above provided that any person who is otherwise entitled to the relevant financial documents and/or the summary financial report of the Company may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, a complete printed copy of the relevant financial documents and/or the summary financial report not previously requested by him.

(d) For the purpose of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Ordinance.

Auditors

164. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Companies Ordinance.

Auditors.

165. Subject as otherwise provided by the Ordinance, the remuneration of the Auditors shall be fixed by the Company in general meeting.

Remuneration of Auditors.

166. Every statement of accounts, audited by the Company's Auditors and presented by the Directors at an annual general meeting, shall after approval at such meeting, be conclusive except as regards any error discovered therein within three months of the approval thereof. Whenever any such error is discovered within that period, it shall forthwith be corrected, and the statement of accounts amended in respect of the error shall be conclusive.

When accounts to be deemed finally settled.

Notices

167A. Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules), whether or not to be given or issued under the applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any member of, and any holder of debentures of, the Company and to any other person who is entitled to receive notices of general meetings of the Company under the provisions of the applicable laws, regulations or rules or of these presents:

Service of notices

(a) personally;

(b) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(c) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the applicable laws, rules and regulations, and for such period as the Directors shall think fit to the extent permitted by, and in accordance with the applicable laws, rules and regulations;

(d) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to

the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with, the applicable laws, rules and regulations;

(e) by publishing it on the Company's computer network and giving to such person a notice in accordance with the applicable laws, rules and regulations stating that the notice or other document is available there (a "Notice of Availability") to the extent permitted by, and in accordance with, the applicable laws, rules and regulations. The Notice of Availability may be given to such person by any of the means set out in Articles 167A(a), 167A(b), 167A(c), 167A (d) or 167A(f); or

(f) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the other applicable laws, rules and regulations.

Notice to joint holders.

167B. All notices or other documents with respect to shares standing in the names of joint holders shall be served on or delivered to whichever of such persons is named first in the register of members and any notice or document so served or delivered shall be deemed a sufficient service on or delivery to all the holders of such shares.

Members out of Hong Kong.

168. A member shall be entitled to have notice served on him at any address within Hong Kong or by any electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations. A member who does not notify the Company of an address in Hong Kong may notify the Company of an address outside Hong Kong and the Company may serve notices on him at such overseas address. In the absence of notification by a member of an address in Hong Kong or overseas for the purpose of service of notice, such member shall be deemed to have received any notice which shall have been displayed at the registered office of the Company and shall have remained there for the space of twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been first so displayed or by sending it through the post in a prepaid envelope addressed to such member at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number supplied by him to the Company for the giving of any notice to him or which to person tranmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member.

169A. Any notice or other document (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) given or issued by or on behalf of the Company:

Notice deemed to have been served.

(a) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is posted, and, in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid (and in the case of an address outside Hong Kong where airmail service can be extended thereto airmail postage prepaid), addressed and put into the post. A certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board, that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into the post shall be conclusive evidence thereof;

(b) if sent or transmitted as an electronic communication in accordance with Article 167A(d) or through such means in accordance with Article 167A(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published on the Company's computer network in accordance with Article 167A(e) shall be deemed to have been served or delivered on the day following that on which a Notice of Availability is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof;

(c) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the notice or document was so served or delivered shall be conclusive evidence thereof; and

(d) if served by advertisement in newspapers in accordance with Article 167A(c), shall be deemed to have been served on the day on which such notice or document is first published.

169B. Where a person has in accordance with the Ordinance and other applicable laws, rules and regulations consented to receive notices and other documents (including any "corporate communication" within the meaning ascribed thereto under the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Ordinance and other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Choice of language.

170. A notice or document may be given by the Company to the person or persons entitled to a share in consequence of the death, mental disorder or bankruptcy of a member in the manner set out in Articles 167A and 167B in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

171. Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which previously to his name and address being entered on the register shall be duly given to the person from whom he derives his title to such share.

Transferee to the bound by prior notices.

172. Any notice or document delivered or sent by post or left at the registered address of any member or made available by electronic means in compliance with these Articles, legislation and the Listing Rules and any applicable law, rules or regulations shall, notwithstanding that such member be then deceased and whether or not the Company has notice of his decease, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares.

Notice valid though Member deceased.

173. The signature to any notice to be given by the Company may be written or printed by means of facsimile or where relevant, by Electronic Signature.

How notice to be signed.

Information

174. No member (not being a Director) shall be entitled to require discovery of or any information respecting any detail of the

Member not entitled to secret information.

Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the members of the Company to communicate to the public.

Documents

Authentication of documents.

175. *(a)* Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee of Directors and any books, records, documents and accounts, relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts, and, where any books, records, documents and accounts are elsewhere than at the Registered Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee of Directors which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such minutes or extract is a true and accurate record of proceedings at a duly constituted meeting.

Destruction of documents.

(b) *(i)* The Company shall be entitled to destroy the following documents at the following times:-

(aa) registered instruments of transfer: at any time after the expiration of seven years from the date of registration thereof;

(bb) allotment letters: at any time after the expiration of seven years from the date of issue thereof;

(cc) copies of powers of attorney, grants of probate and letters of administration: at any time after the expiration of two years after the account to which the relevant power of attorney, grant of probate or letters of administration related has been closed;

(dd) dividend mandates and notifications of change of address: at any time after the expiration of two years from the date of recording thereof; and

(ee) cancelled share certificates: at any time after the expiration of one year from the date of the cancellation thereof.

(ii) It shall conclusively be presumed in favour of the Company:-

(aa) that every entry in the register purporting to be made on the basis of any such documents so destroyed was duly and properly made; and

(bb) that every such document so destroyed was valid and effective and had been duly and properly registered, cancelled, or recorded in the books or records of the Company, as the case may be.

(iii) (aa) The provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(bb) Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article;

(cc) References herein to the destruction of any document include references to the disposal thereof in any manner.

Winding Up

Division of assets in liquidation.

176. If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may with the authority of a special resolution, divide among the members in specie or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members

or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other assets in respect of which there is a liability.

177. In the event of a winding-up of the Company in Hong Kong, every member of the Company who is not for the time being in Hong Kong shall be bound, within fourteen days after the passing of an effective resolution to wind up the Company voluntarily, or the making of an order for the winding-up of the Company, to serve notice in writing on the Company appointing some person resident in Hong Kong and stating that person's full name, address and occupation upon whom all summonses, notices, process, orders and judgments in relation to or under the winding-up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such member to appoint some such person, and service upon any such appointee, whether appointed by the member or the liquidator, shall be deemed to be good personal service on such member for all purposes, and, where the liquidator makes any such appointment, he shall with all convenient speed give notice thereof to such member by advertisement in an English language newspaper in English and a Chinese language newspaper in Chinese as he shall deem appropriate or by a registered letter sent through the post and addressed to such member at his address as mentioned in the register, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of process.

Indemnity

178. *(a)* Every Director, manager, Secretary or other officer and every Auditor of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities (including any such liability as is mentioned in Section 165(2) of the Ordinance) which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no Director, manager, Secretary or other officer or Auditor shall be liable for any loss, damage or misfortune which may happen to or be incurred by the Company in the execution of the duties of his office or in relation thereto. But this Article shall only have effect in so far as its provisions are not avoided by the said Section.

Indemnity.

(b) Subject to the provisions of and so far as may be permitted by the Ordinance, if any Director or other person shall become personally liable for the payment of any sum primarily due from the Company, the Board may execute or cause to be executed any mortgage, charge, or security over or affecting the whole or any part of the assets of

the Company by way of indemnity to secure the Director or person so becoming liable as aforesaid from any loss in respect of such liability.

(c) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may purchase and maintain for any officer of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article 178(c), "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company.

Names, Addresses and Descriptions of Subscribers
(Sd.) Mr LIU XUE FEI Room 2404 115-119 Queen's Road West Hong Kong Merchant (Sd.) Mr WONG SHEUNG KWONG Room 2404 115-119 Queen's Road West Hong Kong Merchant

Dated the 25th day of February 1982.

WITNESS to the above signatures:

(Sd.) Ambrose Wing Sum CHEUNG
Solicitor
Hong Kong.



公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(《公司條例》第158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
李力	Li	Li

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
-	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱 Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
5	6	2009

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation

☐ 是 Yes ☑ 否 No

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use

表格 Form **D2A**

公司編號 Company Number: 109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 *Please tick the relevant box(es)*

(註 Note 11) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**: N/A

英文姓名 **Name in English**: 姓氏 Surname / 名字 Other Names

前用姓名 **Previous Names**

別名 **Alias**

(註 Note 12) 住址 **Residential Address** 國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 **E-mail Address**

(註 Note 14) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 護照 Passport — 簽發國家 Issuing Country / 號碼 Number

委任日期 **Date of Appointment** 日 DD 月 MM 年 YYYY

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

是 Yes

否 No

(註 Note 16) **提示 Advisory Note**

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) 出任董事職位同意書 **Consent to Act as Director**

本人同意出任公司的董事／候補董事*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : ____________________

**請刪去不適用者 Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **D2A**

公司編號 Company Number

109667

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 17) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 18) 中文名稱 **Name in Chinese**: N/A

(註 Note 18) 英文名稱 **Name in English**:

(註 Note 19) 地址 **Address**:

國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**: 日 DD 月 MM 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) 出任董事職位同意書 **Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ______________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。**This Notification includes the following Continuation Sheet(s).**

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0

(註 Note 5) 簽署 Signed : [signature]

姓名 Name : Lo Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 5 June 2009
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)



公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2008
日 DD	月 MM	年 YYYY

本陳述書包括 2 頁附表。

This Statement includes 2 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~/秘書 Secretary *

日期 Date : 05/06/2009
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
14 JUL 2009
文件管理組
Document Management Section

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

109667

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dongguan Jinhuang Food Co., Ltd (under liquidation) 東莞金皇食品有限公司(清盤中)	The PRC	N/A	--	100%
Gain First Investments Limited	British Virgin Islands	Ordinary	100%	--
Guangdong Guangnan Tianmei Food Development Company Limited (petitioned to court for liquidation) 廣東廣南天美食品發展有限公司(被入稟法院清盤)	The PRC	N/A	--	55%
Guangnan Fresh and Live Foodstuffs Limited 廣南鮮活食品有限公司	Hong Kong	Ordinary	100%	--
Guangnan Supermarket Development Limited 廣南超市發展有限公司	Hong Kong	Ordinary	100%	--
Guangnan Hong Company Limited 廣南行有限公司	Hong Kong	Ordinary	100%	--
Guangnan Live Pigs Trading Limited 廣南生豬貿易有限公司	Hong Kong	Ordinary	--	51%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 **Company Number**

109667

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Jin Huang Food Industry Investment Limited	British Virgin Islands	Ordinary	100%	--
Jin Huang Food Industry Investment Limited (金皇食品投資有限公司)	Hong Kong	Ordinary	--	100%
Zhongyue Industry Material Limited (中粤材料有限公司)	Hong Kong	Ordinary/ Non-voting deferred	-- --	100% --
Zhongshan Shan Hai Industrial Co., Ltd. 中山市山海實業有限公司	The PRC	N/A	--	100%
Zhongshan Zhongyue Tinplate Industrial Co., Ltd. 中山中粤馬口鐵工業有限公司	The PRC	N/A	--	100%
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. 中粤浦項(秦皇島)馬口鐵工業有限公司	The PRC	N/A	--	66%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



公司註冊處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2008
日 DD	月 MM	年 YYYY

本陳述書包括 1 頁附表。

This Statement includes 1 page(s) of Schedule.

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 05/06/2009
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
14 JUL 2009
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 **Company Number**

109667

公司持有股份的非附屬公司詳情

Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Yellow Dragon Food Industry Co., Ltd. 黃龍食品工業有限公司	The PRC	--	40%
Guangzhou Guangnan Nanda Supermarket Company Limited (petitioned to court for liquidation) 廣州市廣南－南大超級市場有限公司 (被入稟法院清盤)	The PRC	--	50%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

周年申報表
Annual Return

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

AMENDED

表格 Form **AR1**

RECEIVED
2010 OCT -5 A 8:03

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加上 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this return is made up to

日 DD	月 MM	年 YYYY
06	06	2008

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

-

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976　　傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
10 JUL 2009
文件管理組
Document Management Section

指明編號 2/2008 (修訂) (2008年7月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number

109667

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total amount outstanding as of the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HK$480,000,000

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of Member(s) as at the Date of this Return

N/A

(註 Note 12)

9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HK$1,500,000,000.00**	**905,603,285**	**HK$0.50**	**HK$452,801,642.50**	**HK$452,801,642.50**
總值 Total	**HK$1,500,000,000.00**	**905,603,285**		**HK$452,801,642.50**	**HK$452,801,642.50**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number: **109667**

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁A填報。 Company having a share capital **must complete this section**. Use Continuation Sheet A if there is insufficient space.)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 **Class of Shares**: **Ordinary**

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓* Transferred *		
			數目 Number	日期 Date	
	Per list of shareholders made up to 6 June 2008 contained in the CD-Rom as attached				
	總數 Total				

＊如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

＊ If there have been any transfers of the company's shares since the date of the last annual return (or since incorporation if this is the first annual return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 2/2008 (修訂) (2008年7月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number

109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞	
英文姓名 Name in English	Cheung	Mo Ching
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	-	
別名 Alias	-	

(註 Note 14) 香港住址 Hong Kong Residential Address

Flat B, 33/F., Tower 13A, Yee Fai Court,
South Horizons, Apleichau,
Hong Kong

(註 Note 15) 電郵地址 E-mail Address: -

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E866296(0)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese: -

(註 Note 17) 英文名稱 Name in English:

(註 Note 18) 香港地址 Hong Kong Address:

(註 Note 15) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19)

身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese	梁江

英文姓名 Name in English	Liang	Jiang
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	梁錫江

別名 Alias	-

(註 Note 20)

住址 Residential Address	Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong	國家 Country

(註 Note 21)

電郵地址 E-mail Address	-

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	P797058(0)

b 護照 Passport	-	-
	簽發國家 Issuing Country	號碼 Number

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

公司編號 Company Number: 109667

12 董事 Directors (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **1 身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese -

英文名稱 Name in English

(註 Note 23) **地址 Address** | 國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **2 身份 Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese -

英文名稱 Name in English

(註 Note 23) **地址 Address** | 國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	-

英文姓名 Name in English		
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	

別名 Alias	

(註 Note 20) 住址 Residential Address

	國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 護照 Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

公司編號 Company Number

109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the registered office stated in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨本表格提交的帳目所涵蓋的會計期 Period Covered by Accounts Submitted with this Form

(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2007		31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last annual return (or since incorporation if this is the first annual return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the date of this return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

(註 Note 25)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

本申報表包括下列續頁。This Return includes the following Continuation Sheet(s).

續頁 Continuation Sheet(s)	A	B	C	D
頁數 Number of pages	0	0	9	0

(註 Note 5) 簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 10/07/2009
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 李力

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Li	Li

前用姓名 **Previous Names**: -

別名 **Alias**: Li Ya Ping 李亞平

(註 Note 20) 住址 **Residential Address**

Room 602, Fu Jing Hua Yuan,
12 Guanghe Road, Tianhe District,
Guangzhou, Guangdong Province

國家 Country: PRC

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity**

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 譚云標

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tan	Yunbiao

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**

Room 201, Block E, No.1 Cui Ming Street,
Fei Cui Garden, Zhongshan East,
Guangdong Province

國家 Country: The People's Republic of China

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 宋咸權

英文姓名 **Name in English**

Sung	Hem Kuen
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat A, 40/F, Tower 8, Park Avenue,
18 Hoi Ting Road, Tai Kok Tsui,
Kowloon, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K195606(A)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English

Zhao	Leili
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat A, 11/F., Wing Yu Building,
31-33 Bonham Strand West,
Sheung Wan, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity** — [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Luo	Fanyu

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**

Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street, Wanchai,
Hong Kong

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity**

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 侯卓冰

英文姓名 Name in English

Hou	Zhuobing
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**

Flat 2, 11/F., Manhattan Avenue,
255 Queen's Road Central, Hong Kong

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity**

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English

McMahon	Gerard Joseph
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**

Apartment 2, Block C, 7/F., 37 Paterson Street, Causeway Bay, Hong Kong

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity**: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**: 3rd Floor, 52A, Macdonnell Road, Hong Kong
國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **身份 Capacity** — [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**: Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong

國家 Country:

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)



公司註冊處
Companies Registry

周年申報表
Annual Return

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

RECEIVED
2010 OCT -5 A 8:03

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加上 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this return is made up to

05	06	2009
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

-

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請

Your Receipt
Companies Registry
H.K.

14/07/2009 16:06:46
Submission No.: 231129416/1
CR NO.: 0109667
Sh. Form.: AR1

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
312310189561	Cash	$140.00

Total Paid $140.00

表格 Form **AR1**

公司編號 Company Number

109667

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total amount outstanding as of the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HK$320,000,000

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of Member(s) as at the Date of this Return

N/A

(註 e 12)

9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HK$1,500,000,000.00**	**905,603,285**	**HK$0.50**	**HK$452,801,642.50**	**HK$452,801,642.50**
總值 Total	**HK$1,500,000,000.00**	**905,603,285**		**HK$452,801,642.50**	**HK$452,801,642.50**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number

109667

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁 A 填報。 Company having a share capital **must complete this section**. Use Continuation Sheet A if there is insufficient space.)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 **Class of Shares** | Ordinary

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓* Transferred *		
			數目 Number	日期 Date	
	per list of shareholders made up to 5 June 2009 contained in the CD-Rom as attached				
	總數 Total				

＊如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

＊ If there have been any transfers of the company's shares since the date of the last annual return (or since incorporation if this is the first annual return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number: 109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	盧詠雪
英文姓名 Name in English — 姓氏 Surname	Lo
名字 Other Names	Wing Suet
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat F, 33/F., Block 2, Cheerful Garden, Siu Sai Wan, Chai Wan, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	K132469(1)
b 護照 Passport — 簽發國家 Issuing Country	-
號碼 Number	-

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	N/A
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

表格 Form **AR1**

公司編號 Company Number: **109667**

12 董事 Directors

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jiang

前用姓名 Previous Names: 梁錫江

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat E, 16/F, Block 3,
The Merton, 8 Davis Street,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P797058(0)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**: **N/A**

英文名稱 **Name in English**:

(註 Note 23) 地址 **Address**:

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 **Name in Chinese**: **N/A**

英文名稱 **Name in English**:

(註 Note 23) 地址 **Address**:

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese: N/A

英文姓名 Name in English:

姓氏 Surname | 名字 Other Names

前用姓名 Previous Names:

別名 Alias:

(註 Note 20) 住址 Residential Address:

國家 Country

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number:

b 護照 Passport:

簽發國家 Issuing Country | 號碼 Number

表格 Form **AR1**

公司編號 Company Number

109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the registered office stated in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨本表格提交的帳目所涵蓋的會計期 Period Covered by Accounts Submitted with this Form

(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2008		31	12	2008

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last annual return (or since incorporation if this is the first annual return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the date of this return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

(註 Note 25)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

本申報表包括下列續頁。This Return includes the following Continuation Sheet(s).

續頁 Continuation Sheet(s)	A	B	C	D
頁數 Number of pages	0	0	8	0

(註 Note 5)

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 13/07/2009
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 譚云標

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tan	Yunbiao

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Room 201, Block E, No.1 Cui Ming Street,
Fei Cui Garden, Zhongshan East,
Guangdong Province

國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格
Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to

中文姓名 Name in Chinese: 宋咸權

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Sung	Hem Kuen

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat A, 40/F, Tower 8, Park Avenue,
18 Hoi Ting Road, Tai Kok Tsui,
Kowloon, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K195606(A)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 黃小峰

英文姓名 **Name in English**

Huang	Xiaofeng
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat 5, 15/F., Block B, Hongway Garden,
8 New Market Street, Sheung Wan,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R642047(7)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English:

Luo	Fanyu
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat D, 19/F., Tai Yuen Court,
38 Tai Yuen Street, Wanchai,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director
[ ] 候補董事 Alternate Director
代替 Alternate to

中文姓名 Name in Chinese: 侯卓冰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Hou	Zhuobing

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat 2, 11/F., Manhattan Avenue,
255 Queen's Road Central, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Apt 13B, 13/F., La Maison Du Nord,
12 North Street, Kennedy Town,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 3rd Floor, 52A, Macdonnell Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

05	06	2009
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

[√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

Li	Kar Keung
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Unit 41A, Block One, The Harbourside,
One Austin Road West, Kowloon,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2010 OCT -5 A 8:03

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From

日 DD	月 MM	年 YYYY
25	09	2009

至 To

日 DD	月 MM	年 YYYY
-	-	-

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable	HK$	60,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	30,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	452,861,642.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
24-32 Queen's Road,
Hong Kong

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address: --

檔號 Reference: --

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

19/10/2009 15:10:09
Submission No.: 222130605/1
CR NO.: 0109667
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$30.00

Receipt No.	Method	Amount(HKD)
222220190224	Cash	$30.00

Total Paid $30.00

表格 Form **SC1**

公司編號 Company Number: **109667**

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	**120,000**	**HK$0.5**	**HK$0.75**	**--**	**HK$0.25**	**HK$30,000.00**

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

109667

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
LI Li 李力	**Room 602, Fu Jing Hua Yuan, 12 Guanghe Road, Tianhe District, Guangzhou, Guangdong Province, The PRC**	**120,000**	
	各類別股份分配的總數 Total Shares Allotted by Class	**120,000**	

簽署 Signed :

姓名 Name : **LO Wing Suet**

~~董事 Director~~／秘書 Secretary *

日期 Date : **25/09/2009**

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) **身份 Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kar Keung

(註 Note 7) **身份證明 Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
E516940(6)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
26 MAR 2010
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form D2B

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese

	日 DD	月 MM	年 YYYY
-			

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY
-	-			

(註 Note 9) **(c) 別名 Alias**

	日 DD	月 MM	年 YYYY
-			

(註 Note 10) **(d) 住址 Residential Address**

	國家 Country	日 DD	月 MM	年 YYYY
Unit 41D, Tower One, The Harbourside, One Austin Road West, Kowloon, Hong Kong		15	03	2010

(註 Note 11) **(e) 電郵地址 E-mail Address**

	日 DD	月 MM	年 YYYY
-			

(f) 香港身份證號碼 Hong Kong Identity Card Number

	日 DD	月 MM	年 YYYY
-			

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY
-	-			

表格 Form **D2B**

公司編號 Company Number: 109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**: N / A

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 **Effective Date**

(a) 中文及英文名稱 **Name in Chinese and English**

日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 **Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 **E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 **Continuation Sheet(s) A and** 0 **Continuation Sheet(s) B.**

簽署 Signed :

姓名 Name : LO Wing Suet
~~董事 Director~~／秘書 Secretary *

日期 Date : 15/03/2010
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)



公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(《公司條例》第158(4)、(4AA)及(9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form **D2A**

RECEIVED 2010 OCT -5 A 8:53

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
N / A		

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation
☐ 是 Yes ☐ 否 No

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use

CR 收件日期 RECEIVED 20 APR 2010 文件管理組 Document Management Section

指明編號 2/2008 (修訂) (2008年7月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **D2A**

公司編號 Company Number: **109667**

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 11) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	李力

英文姓名 Name in English	LI	Li
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 12) 住址 Residential Address:

Flat B, 12/F., Man King Building,
9-11 Bonham Strand West,
Hong Kong

國家 Country:

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 E-mail Address: -

(註 Note 14) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 護照 Passport	-	-
	簽發國家 Issuing Country	號碼 Number

委任日期 Date of Appointment	12	4	2010
	日 DD	月 MM	年 YYYY

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 Yes
☑ 否 No

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) 出任董事職位同意書 **Consent to Act as Director**

本人同意出任公司的董事／~~候補董事~~*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : 

請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **D2A**

公司編號 Company Number

109667

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 17) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 18) 中文名稱 **Name in Chinese**: N / A

(註 Note 18) 英文名稱 **Name in English**:

(註 Note 19) 地址 **Address**: 國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 ə 20) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**: 日 DD 月 MM 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment
☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) 出任董事職位同意書 **Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ____________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。**This Notification includes the following Continuation Sheet(s).**

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0



(註 Note 5) 簽署 Signed :

姓名 Name : LO Wing Suet   日期 Date : 12/04/2010

~~董事 Director~~／秘書 Secretary *   日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)



公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
2010 OCT -5 A 8:54

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(註 Note 7)
2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

由 From

06	05	2010
日 DD	月 MM	年 YYYY

至 To

-	-	-
日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

(註 Note 8)

	貨幣單位 Currency	款額 Amount
已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	100,000.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	232,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價) Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	452,961,642.50

(註 Note 3)
提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
24-32 Queen's Road,
Hong Kong

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address: --

檔號 Reference: --

請勿填

Your Receipt
Companies Registry
H.K.

12/05/2010 14:49:47
Submission No.: 229191182/1
CR NO.: 0109667
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$232.00

Receipt No.	Method	Amount(HKD)
292290288700	Cash	$232.00
Total Paid		$232.00

表格 Form **SC1**

公司編號 Company Number

109667

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額（包括溢價）Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	**200,000**	**HK$0.5**	**HK$1.66**	**--**	**HK$1.16**	**HK$232,000.00**

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額（包括溢價）Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been allotted

N/A

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

109667

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Gerard Joseph McMAHON	**Apt 13B, 13/F., La Maison Du Nord, 12 North Street, Kennedy Town, Hong Kong**	**200,000**	
	各類別股份分配的總數 Total Shares Allotted by Class	**200,000**	

簽署 Signed：



姓名 Name： **LO Wing Suet**

~~董事 Director~~／秘書 Secretary *

日期 Date： **06/05/2010**

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



公司註冊處
Companies Registry

周年申報表
Annual Return

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加上 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this return is made up to

日 DD	月 MM	年 YYYY
28	05	2010

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

-

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

指明編號 2/2008 (修訂) (2008年7月)
Specification No. 2/2008 (Revision) (July 2008)

請

Your Receipt
Companies Registry
H.K.

08/06/2010 15:11:52

Submission No.: 236137786/1
CR NO.: 0109667
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
362360203146	Cash	$140.00
Total Paid		$140.00

公司編號 Company Number

109667

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total amount outstanding as of the date of this return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HK$160,000,000

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of Member(s) as at the Date of this Return: **N/A**

(註 Note 12)

9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 *Total* Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 *Total* Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) *Total* Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HK$1,500,000,000.00**	**905,923,285**	**HK$0.50**	**HK$452,961,642.50**	**HK$452,961,642.50**
總值 Total	**HK$1,500,000,000.00**	**905,923,285**		**HK$452,961,642.50**	**HK$452,961,642.50**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

表格 Form **AR1**

公司編號 Company Number

109667

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁 A 填報。 Company having a share capital **must complete this section**. Use Continuation Sheet A if there is insufficient space.)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 **Class of Shares**: **Ordinary**

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓* Transferred *		
			數目 Number	日期 Date	
	per list of shareholders made up to 28 May 2010 contained in the CD-Rom as attached				
	總數 Total				

＊如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

＊ If there have been any transfers of the company's shares since the date of the last annual return (or since incorporation if this is the first annual return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number: 109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	盧詠雪
英文姓名 Name in English	姓氏 Surname: Lo; 名字 Other Names: Wing Suet
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat F, 33/F., Block 2, Cheerful Garden, Siu Sai Wan, Chai Wan, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	K132469(1)
b 護照 Passport	簽發國家 Issuing Country: -; 號碼 Number: -

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	N/A
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁C填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19)

身份 **Capacity** — [√] 董事 Director　[ ] 候補董事 Alternate Director　代替 Alternate to:

中文姓名 Name in Chinese	梁江

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Liang	Jiang

前用姓名 Previous Names	梁錫江

別名 Alias	-

(註 Note 20)

住址 **Residential Address**

Flat E, 16/F, Block 3,
The Merton, 8 Davis Street,
Hong Kong

國家 Country:

(註 Note 21)

電郵地址 E-mail Address	-

(註 Note 22)

身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: **P797058(0)**

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

12 董事 Directors (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English:

(註 Note 23) 地址 Address:

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese: N/A

英文名稱 Name in English:

(註 Note 23) 地址 Address:

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

表格 Form **AR1**

公司編號 Company Number

109667

12 董事 Directors (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese: N/A

英文姓名
Name in English

姓氏 Surname	名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼
Hong Kong Identity Card Number

b 護照
Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

公司編號 Company Number

109667

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the registered office stated in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨本表格提交的帳目所涵蓋的會計期 Period Covered by Accounts Submitted with this Form

(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2009		31	12	2009

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立為法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last annual return (or since incorporation if this is the first annual return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the date of this return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

(註 Note 25)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

本申報表包括下列續頁。 **This Return includes the following Continuation Sheet(s).**

續頁 Continuation Sheet(s)	A	B	C	D
頁數 Number of pages	0	0	9	0

(註 Note 5) 簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 28/05/2010
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity** [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**: 李力

英文姓名 **Name in English**:

Li	Li
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**:

Flat B, 12/F., Man King Building,
9-11 Bonham Strand West,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 譚云標

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Tan	Yunbiao

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**: Room 201, Block E, No.1 Cui Ming Street, Fei Cui Garden, Zhongshan East, Guangdong Province

國家 Country: The People's Republic of China

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 宋咸權

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Sung	Hem Kuen

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**:

Flat A, 40/F, Tower 8, Park Avenue,
18 Hoi Ting Road, Tai Kok Tsui,
Kowloon, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K195606(A)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 黃小峰

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Huang	Xiaofeng

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat 5, 15/F., Block B, Hongway Garden,
8 New Market Street, Sheung Wan,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R642047(7)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 羅蕃郁

英文姓名 **Name in English**:

Luo	Fanyu
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat D, 19/F., Tai Yuen Court,
38 Tai Yuen Street, Wanchai,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 侯卓冰

英文姓名 **Name in English**

Hou	Zhuobing
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat 2, 11/F., Manhattan Avenue,
255 Queen's Road Central, Hong Kong

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 護照 Passport

-	-
簽發國家 Issuing Country	號碼 Number

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

- [√] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: -

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Apt 831, 25 Wentworth Street,
Manly NSW, 2095 Australia

國家 Country: Australia

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

[√] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 譚惠珠

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

3rd Floor, 52A, Macdonnell Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

28	05	2010
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity** — [√] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 **Name in Chinese**: 李嘉強

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**:

Unit 41D, Tower One, The Harbourside,
One Austin Road West, Kowloon,
Hong Kong

國家 Country:

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)



公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第128(5)(b)及(5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2009
日 DD	月 MM	年 YYYY

本陳述書包括 2 頁附表。

This Statement includes 2 page(s) of Schedule.

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 28/05/2010 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply

(註 Note 4)

提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
- 8 JUN 2010
文件管理組
Document Management Section

指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

109667

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Gain First Investments Limited	British Virgin Islands	Ordinary	100%	--
Guangdong Guangnan Tianmei Food Development Company Limited (petitioned to court for liquidation) 廣東廣南天美食品發展有限公司 (被入稟法院清盤)	The PRC	N/A	--	55%
Guangnan Fresh and Live Foodstuffs Limited 廣南鮮活食品有限公司	Hong Kong	Ordinary	100%	--
Guangnan Supermarket Development Limited 廣南超市發展有限公司	Hong Kong	Ordinary	100%	--
Guangnan Hong Company Limited 廣南行有限公司	Hong Kong	Ordinary	100%	--
Guangnan Live Pigs Trading Limited 廣南生豬貿易有限公司	Hong Kong	Ordinary	--	51%
Guangnan Hong Investment Company Limited 廣南行投資有限公司	Hong Kong	Ordinary	--	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

109667

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Jin Huang Food Industry Investment Limited	British Virgin Islands	Ordinary	100%	--
Jin Huang Food Industry Investment Limited (金皇食品投資有限公司)	Hong Kong	Ordinary	--	100%
Zhongyue Industry Material Limited (中粵材料有限公司)	Hong Kong	Ordinary/ Non-voting deferred	-- --	100% --
Zhongshan Zhongyue Tinplate Industrial Co., Ltd. 中山中粵馬口鐵工業有限公司	The PRC	N/A	--	100%
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. 中粵浦項(秦皇島)馬口鐵工業有限公司	The PRC	N/A	--	66%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)



公司註冊處
Companies Registry

持有非附屬公司股份的資料陳述書
Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

31	12	2009
日 DD	月 MM	年 YYYY

本陳述書包括 1 頁附表。

This Statement includes 1 **page(s) of Schedule.**

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 28/05/2010
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use


收件日期 RECEIVED
- 8 JUN 2010
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC2**

(附表一 Schedule 1)

公司編號 Company Number

109667

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Yellow Dragon Food Industry Co., Ltd. 黃龍食品工業有限公司	The PRC	--	40%
Guangzhou Guangnan Nanda Supermarket Company Limited (petitioned to court for liquidation) 廣州市廣南 – 南大超級市場有限公司 (被入稟法院清盤)	The PRC	--	50%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)





公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 個人秘書/董事資料更改 Change of Particulars of Individual Secretary/Director

(如涉及超過一名個人秘書/董事,請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary/director is involved)

A. 更改資料的個人秘書/董事
Identity of the Individual Secretary/Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
XD291901(5)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use


CR
收件日期 RECEIVED
- 8 JUN 2010
文件管理組
Document Management Section

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only

生效日期 Effective Date

(a) 中文姓名 Name in Chinese

中文姓名 Name in Chinese	日 DD	月 MM	年 YYYY
-			

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names	日 DD	月 MM	年 YYYY
-	-			

(註 Note 9) **(c) 別名 Alias**

別名 Alias	日 DD	月 MM	年 YYYY
-			

(註 Note 10) **(d) 住址 Residential Address**

住址 Residential Address	國家 Country	日 DD	月 MM	年 YYYY
Apt 831, 25 Wentworth Street, Manly NSW, 2095 Australia	Australia	28	05	2010

(註 Note 11) **(e) 電郵地址 E-mail Address**

電郵地址 E-mail Address	日 DD	月 MM	年 YYYY
-			

(f) 香港身份證號碼 Hong Kong Identity Card Number

香港身份證號碼 Hong Kong Identity Card Number	日 DD	月 MM	年 YYYY
-			

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number	日 DD	月 MM	年 YYYY
-	-			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number: **109667**

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 12) 中文名稱 **Name in Chinese**: N / A

(註 Note 12) 英文名稱 **Name in English**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed :

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 28/05/2010
日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)



公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary　☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to:

中文姓名 Name in Chinese: 李力

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
LI	Li

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
-	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976　傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use



CR
RECEIVED
19 JUL 2010
Document Management Section

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese

-

日 DD | 月 MM | 年 YYYY

(b) 英文姓名 Name in English

姓氏 Surname	名字 Other Names
-	-

日 DD | 月 MM | 年 YYYY

(註 Note 9) (c) 別名 Alias

-

日 DD | 月 MM | 年 YYYY

(註 Note 10) (d) 住址 Residential Address

-

國家 Country

日 DD | 月 MM | 年 YYYY

(註 Note 11) (e) 電郵地址 E-mail Address

-

日 DD | 月 MM | 年 YYYY

(f) 香港身份證號碼 Hong Kong Identity Card Number

R003880(5)

日 DD	月 MM	年 YYYY
07	07	2010

(g) 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

日 DD | 月 MM | 年 YYYY

表格 Form **D2B**

公司編號 Company Number: 109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

(註 Note 12) 中文名稱 Name in Chinese: N / A

(註 Note 12) 英文名稱 Name in English:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English — 日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address — 國家 Country — 日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address — 日 DD 月 MM 年 YYYY

本通知書包括 ____ 張續頁 A 及 ____ 張續頁 B。
This Notification includes 0 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : LO Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 19 July 2010
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)



公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(《公司條例》第158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
侯卓冰	Hou	Zhuobing

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
K684233(A)	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
10	9	2010

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976　傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use



CR
收件日期 RECEIVED
17 SEP 2010
文件管理組
Document Management Section

表格 Form **D2A**

公司編號 Company Number: 109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 11) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 梁劍琴

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jianqin

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 12) 住址 Residential Address: Flat F, 25/F., Building 3, 3003 Ai Guo Road, Luo Hu, Shenzhen | 國家 Country: PRC

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 E-mail Address: -

(註 Note 14) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P544686(8)

b 護照 Passport

簽發國家 Issuing Country	號碼 Number
-	-

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY
10	09	2010

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 Yes
☑ 否 No

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) **出任董事職位同意書 Consent to Act as Director**

本人同意出任公司的董事／候補董事*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.



簽署 Signed :

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

表格 Form **D2A**

公司編號 Company Number

109667

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 17) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 18) **中文名稱 Name in Chinese**: N/A

(註 Note 18) **英文名稱 Name in English**:

(註 Note 19) **地址 Address**:

國家 Country:

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) **電郵地址 E-mail Address**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 21) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) **出任董事職位同意書 Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ______________________________

法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。This Notification includes the following Continuation Sheet(s).

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0

(註 Note 5) 簽署 Signed :

姓名 Name : Lo Wing Suet

~~董事 Director~~／秘書 Secretary *

日期 Date : 10 September 2010

日 DD / 月 MM / 年 YYYY

**請刪去不適用者 Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 January 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 February 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	(2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**905,603,285**	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	**905,603,285**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2001 Share Option Scheme EGM approval date: 24/08/2001 Ordinary shares Exercise Price HK$1.582 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	1,500,000
2. 2004 Share Option Scheme EGM approval date: 11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
3. 2008 Share Option Scheme EGM approval date: 29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	0 (Remark *)
			Total A. (Ordinary shares)		Nil	
			(Preference shares)		N/A	
			(Other class)		N/A	

Total funds raised during the month from exercise of options (State currency): Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

Remarks (if any):

Remark *

The no. of new shares which may be issued pursuant to the share option scheme adopted on 29 December 2008 as stated in the monthly return for the month ended 31 December 2008 represents the total no. of unvested outstanding options under the said scheme.

Submitted by: Sung Hem Kuen

Title: Director and Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28 February 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 3 March 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2001 Share Option Scheme EGM approval date: 24/08/2001 Ordinary shares Exercise Price HK$1.582 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	1,500,000
2. 2004 Share Option Scheme EGM approval date: 11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date: 29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	0
			Total A. (Ordinary shares)		Nil	
			(Preference shares)		N/A	
			(Other class)		N/A	

Total funds raised during the month from exercise of options (State currency): Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ____________
(Preference shares) ____________
(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) __________

(Preference shares) __________

(Other class) __________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Sung Hem Kuen

Title: Director and Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 March 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 6 April 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2001 Share Option Scheme EGM approval date:24/08/2001 Ordinary shares Exercise price HK$1.582 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	1,500,000
2. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	0
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /) Stock code (if listed) Class of shares issuable (Note 1) Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ______
(Preference shares) ______
(Other class) ______

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Sung Hem Kuen

Title: Director and Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30 April 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 May 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month (*State currency*) : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	(2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2001 Share Option Scheme EGM approval date:24/08/2001 Ordinary shares Exercise Price HK$1.582 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	1,500,000
2. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
3. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	0
			Total A. (Ordinary shares)		Nil	
			(Preference shares)		N/A	
			(Other class)		N/A	

Total funds raised during the month from exercise of options (State currency) Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (*Note 1*)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (*Note 1*)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (*Note 1*)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (*Note 1*)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 May 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 3 June 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2001 Share Option Scheme EGM approval date:24/08/2001 Ordinary shares Exercise Price HK$1.582 *(Note 1)*	Nil	Nil	Nil	1,500,000	Nil	0
2. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	0
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEX
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30 June 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 3 July 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	1,080,000	Nil	120,000
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 August 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 3 September 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	120,000
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): Nil

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________
(Preference shares) ________
(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable (Note 1) Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 July 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 4 August 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,603,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	120,000
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) __________

(Preference shares) __________

(Other class) __________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
			Total E. (Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **30 September 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 October 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month (*State currency*) : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,603,285	N/A	N/A	N/A
Increase/ (decrease) during the month	120,000	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	120,000	Nil	Nil	120,000	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	120,000
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency) HK$90,000.00

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

For Main Board and GEM listed issuers

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ______	Class of shares issuable *(Note 1)*	______		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares			Class of shares repurchased *(Note 1)*	______		
			Cancellation date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares			Class of shares redeemed *(Note 1)*	______		
			Redemption date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price :	State currency ______	Class of shares issuable *(Note 1)*	______		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (*Note 1*)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (*Note 1*)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
			Total E. (Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	120,000
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

____

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

RECEIVED
2010 OCT -5 A 8:54

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 October 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 November 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	(2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)*	______ (/ /) (/ /)	N/A	N/A
		Issue and allotment date : (dd/mm/yyyy)			
		EGM approval date: (dd/mm/yyyy)			
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKEx
香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **30 November 2009**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 3 December 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): N/A

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) __________

(Preference shares) __________

(Other class) __________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 December 2009

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 January 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ____________
(Preference shares) ____________
(Other class) ____________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 January 2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 2 February 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /) Stock code (if listed) Class of shares issuable *(Note 1)* Subscription price EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed) ______ Class of shares issuable *(Note 1)* ______ Subscription price ______ EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
			Total C. (Ordinary shares)		______	
			(Preference shares)		______	
			(Other class)		______	

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______________ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (/ /) (dd/mm/yyyy) EGM approval date: (/ /) (dd/mm/yyyy)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (/ /) (dd/mm/yyyy) EGM approval date: (/ /) (dd/mm/yyyy)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers



香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 28 February 2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 2 March 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)) (/ /)						
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total C. (Ordinary shares) __________
(Preference shares) __________
(Other class) __________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ______	Class of shares issuable *(Note 1)*	______		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares			Class of shares repurchased *(Note 1)*	______		
			Cancellation date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares			Class of shares redeemed *(Note 1)*	______		
			Redemption date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price :	State currency ______	Class of shares issuable *(Note 1)*	______		
			Issue and allotment date : (dd/mm/yyyy)	(/ /)		
			EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 March 2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 7 April 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	Nil
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______
(Preference shares) ______
(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ________
(Preference shares) ________
(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* ______ Cancellation date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* ______ Redemption date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E. (Ordinary shares)		N/A	
		(Preference shares)		N/A	
		(Other class)		N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*
2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 30 April 2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 4 May 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ (decrease) during the month	Nil	N/A	N/A	N/A
Balance at close of the month	905,723,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): N/A

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

For Main Board and GEM listed issuers

Other Movements in Issued Share Capital

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (*Note 1*)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (*Note 1*)	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
			Total E. (Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A
(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)		

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 May 2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 3 June 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month (*State currency*) : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,723,285	N/A	N/A	N/A
Increase/ ~~(decrease)~~ during the month	200,000	N/A	N/A	N/A
Balance at close of the month	905,923,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	200,000	Nil	Nil	200,000	4,850,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						
				Total A. (Ordinary shares)	200,000	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency) HK$332,000.00

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ____________

(Preference shares) ____________

(Other class) ____________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)** Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price :	State currency ______	______ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares			Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares			Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price :	State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
			Total E. (Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / ~~(decrease)~~ in ordinary shares during the month (i.e. Total of A to E):	(1)	200,000
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers

HKEx 香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **30 June 2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 6 July 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,923,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,923,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	4,850,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. N/A (/ /) shares *(Note 1)*						

Total A. (Ordinary shares)	N/A
(Preference shares)	N/A
(Other class)	N/A

Total funds raised during the month from exercise of options (State currency): N/A

For Main Board and GEM listed issuers

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ____________
(Preference shares) ____________
(Other class) ____________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)		N/A	N/A

For Main Board and GEM listed issuers

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : **31 July 2010**

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 4 August 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,923,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,923,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	4,850,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. 2008 Share Option Scheme EGM approval date: 29/12/2008 Ordinary Shares Exercise Price HK$ 1.45 *(Note 1)*	15,210,000	Nil	Nil	Nil	Nil	Nil
			Total A. (Ordinary shares)		N/A	
			(Preference shares)		N/A	
			(Other class)		N/A	

Total funds raised during the month from exercise of options (State currency): N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______________

(Preference shares) ______________

(Other class) ______________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) __________
(Preference shares) __________
(Other class) __________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
2. Open offer	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
3. Placing	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
4. Bonus issue		Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	______ Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)* Cancellation date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)* Redemption date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)* Issue and allotment date : (dd/mm/yyyy) EGM approval date: (dd/mm/yyyy)	______ (/ /) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
		Total E.	(Ordinary shares)	N/A	
			(Preference shares)	N/A	
			(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board and GEM listed issuers


HKE

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 August 2010

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited

Date Submitted: 3 September 2010

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : N/A

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value (*State currency*)	Authorised share capital (*State currency*)
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No. of preference shares	No. of other classes of shares
Balance at close of preceding month	905,923,285	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	905,923,285	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
	Granted	Exercised	Cancelled	Lapsed		
1. 2004 Share Option Scheme EGM approval date:11/06/2004 Ordinary shares Exercise Price HK$1.66 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	4,850,000
2. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary shares Exercise Price HK$0.75 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
3. 2008 Share Option Scheme EGM approval date:29/12/2008 Ordinary Shares Exercise Price HK$ 1.45 *(Note 1)*	Nil	Nil	Nil	Nil	Nil	Nil
			Total A. (Ordinary shares)		N/A	
			(Preference shares)		N/A	
			(Other class)		N/A	

Total funds raised during the month from exercise of options (State currency): N/A

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ______

(Preference shares) ______

(Other class) ______

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					

Total C. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable *(Note 1)* ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______		
		Cancellation date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______		
		Redemption date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______		
		Issue and allotment date : (dd/mm/yyyy)	(/ /)		
		EGM approval date: (dd/mm/yyyy)	(/ /)	N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

Submitted by: Lo Wing Suet

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

For Main Board listed issuers

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: Guangnan (Holdings) Limited

Stock code: 1203 Date submitted: 6 May 2010

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary shares

I.

Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 30 April 2010	905,723,285				
(Note 3) Exercise of options under a share option scheme (approved on 11 June 2004) by a director of the Company on 6 May 2010	200,000	0.02%	HK$1.66	HK$1.59 (as of 5 May 2010)	4.4% premium
Share repurchases					
Closing balance as at *(Note 8)* 6 May 2010	905,923,285				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
Total					

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ____________

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ____________%

$$\frac{(\ (a) \times 100\ )}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ________________ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Lo Wing Suet
(Name)

Title: Company Secretary
(Director, Secretary or other duly authorised officer)

For Main Board listed issuers

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: Guangnan (Holdings) Limited

Stock code: 1203 Date submitted: 25 September 2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary shares

I.					
Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at *(Note 2)* 31 August 2009	905,603,285				
(Note 3) Exercise of options under a share option scheme (approved on 29 December 2008) by a former director of the Company on 25 September 2009	120,000	0.01%	HK$0.75	HK$1.01 (as of 24 September 2009)	25.74% discount
Share repurchases					
Closing balance as at *(Note 8)* 25 September 2009	905,723,285				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
Total					

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ____________

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ____________%

$$\frac{((a) \times 100)}{\text{issued share capital}}$$

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ________________ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Lo Wing Suet
(Name)

Title: Company Secretary
(Director, Secretary or other duly authorised officer)